Form 20-F
period 1999-12-31
WILLIS GROUP LTD
filed 2000-03-20
CIK 1081009

WILLIS GROUP LIMITED

Annual Report on Form 20-F 1999

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    FORM 20-F

(Mark One)

    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
                                       or

   x ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
                                   ACT OF 1934
                   For the fiscal year ended December 31, 1999

                                       or

       TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934


                        For the transition period from   to
                      Commission file number: 333-74483-02


                              Willis Group Limited
             (Exact name of Registrant as specified in its charter)


                                England and Wales
                 (Jurisdiction of incorporation or organization)


                       Ten Trinity Square, London EC3P 3AX
                    (Address of principal executive offices)


Securities registered or to be registered pursuant to Section 12(b) of the Act.


                     Title of each              Name of each exchange
                         class                   on which registered

                         None                           None

----------
Securities registered or to be registered pursuant to Section 12(g) of the Act.

                                      None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                     9% Senior Subordinated Notes due 2009

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

           Ordinary Shares of par value 12.5p per share  476,130,054

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes _______x_______ No ______________

Indicate by check mark which financial statement item the Registrant has elected to follow.

Item 17 ______________ Item 18 ________x______

                               TABLE OF CONTENTS

                                                                            Page
               Certain Definitions                                             3
               Currency Translation                                            3
               The U.S. Securities Litigation Reform Act of 1995               3

                                     PART I
Item 1         Description of Business
                 General                                                       4
                 Segment Information                                           5
                 Insurance Brokering and Risk Management                       5
                 Revenues                                                      8
                 Employees                                                     8
                 Competition                                                   8
                 Regulation                                                    8

Item 2         Description of Property                                         9

Item 3         Legal Proceedings                                               9

Item 4         Control of Registrant                                          10

Item 5         Nature of Trading Market                                       11

Item 6         Exchange Controls and Other Limitations Affecting Security
               Holders                                                        11

Item 7         Taxation                                                       11

Item 8         Selected Financial Data
                 Summarized Financial Information                             12
                 Exchange Rates                                               13

Item 9         Management's Discussion and Analysis of Financial Condition
               and Results of Operations                                      14

Item 9A        Quantitative and Qualitative Disclosures about Market Risk     24

Item 10        Directors and Officers of Registrant                           28

Item 11        Compensation of Directors and Officers                         29

Item 12        Options to Purchase Securities from Registrant or
               Subsidiaries                                                   29

Item 13        Interest of Management in Certain Transactions                 29

                                    PART III
Item 15        Defaults Upon Senior Securities                                30

Item 16        Changes in Securities and Changes in Security
               for Registered Securities and Use of Proceeds                  30

                                     PART IV
Item 18        Financial Statements                                           30

Item 19        Financial Statements and Exhibits                              30



----------
Note: Omitted Items are not applicable

Certain Definitions

The following definitions apply throughout this annual report unless the context requires otherwise:

"Company"                   Willis Group Limited.

"Willis North America"      Willis North America Inc. (formerly Willis Corroon
                            Corporation)

"Companies Act"             The Companies Act 1985, as amended, of Great
                            Britain.

"Group"                     The Company and its subsidiaries.

"Notes" $550m 9% Senior Subordinated Notes due 2009 issued by Willis North America and guaranteed by the Company and Willis Partners.

"Ordinary Shares"           The issued fully paid Ordinary Shares of par value
                            12.5p per share in the Company.

"U.K. GAAP"                 Accounting principles generally accepted in the
                            United Kingdom.

"U.S. GAAP"                 United States generally accepted accounting
                            principles.

In this annual report, "Willis", "we", "us" and "our" refers to the Group.


Currency Translation

The Company publishes its financial statements expressed in pounds sterling. In this annual report references to "U.S. dollars", "U.S.$" or "$" are to United States ("U.S.") currency and references to "pounds sterling", "sterling" or "L" and "pence" or "p" are to the lawful currency of the United Kingdom of Great Britain and Northern Ireland.

     Unless otherwise indicated, in this annual report, translations of pounds sterling to U.S. dollars have been made at the rate of $1.62 = L1, the noon buying rate in the City of New York for cable transfers in pounds sterling as announced for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on December 31, 1999. These translations should not be construed as representations that the pound sterling amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated or at any other rate. On March 15, 2000 the Noon Buying Rate was $1.57 = L1. For additional information on exchange rates between the pound sterling and the U.S. dollar, see "Item 8 -- Selected Financial Data -- Exchange Rates".


The U.S. Securities Litigation Reform Act of 1995

Forward looking statements in this document are made pursuant to the safe-harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Such statements should be taken as the informed perspective of senior management of the Company on possible future earnings. Actual results could differ materially from management's expectations because of many reasons, including continued deterioration of the rating environment in the insurance markets, regulatory and competitive conditions, unexpected liabilities, or fluctuation of exchange rates and interest rates.

                                     PART I

Item 1 -- Description of Business

General

The Company is headquartered in London and is the holding company of a group which is the third largest insurance broker in the world. We provide a broad range of value-added risk management consulting and insurance brokering services to some 50,000 clients worldwide. We trace our history to 1828 and we are a leading insurance broker in the United Kingdom, the United States and, directly and through our associates, in many countries.

     We are a recognized leader in providing specialized risk management advisory and other services on a global basis to clients in various industries, including the construction, aerospace, marine and energy industries. In our capacity as an advisor and insurance broker, we act as an intermediary between our clients and insurance carriers by:

-- advising our clients on their risk management requirements, many of which are highly complex;

--     helping clients determine the best means of managing their risks; and

-- ultimately negotiating and placing insurance risks with insurance carriers through our global distribution network.

     We also provide other value-added services, including reinsurance, employee benefits consulting, claims administration, management of subsidiaries whose purpose is to provide insurance for a related entity or entities and self-insurance consulting. We do not underwrite insurance risks for our own account.

     We and our associates serve a diverse base of clients located in more than 125 countries. Such clients include major multinational and middle-market companies in a variety of industries, as well as public institutions. Many of our client relationships span decades. With approximately 12,300 employees around the world and a network of nearly 300 offices in 78 countries, in each case including our associates, we believe we are one of only three insurance brokers in the world possessing the global operating presence, broad product expertise and extensive distribution network necessary to meet effectively the global risk management needs of many of our clients.

     In 1996, we developed and launched a series of initiatives referred to as the "change program". The change program was designed to enhance revenues, improve efficiency and aid our transition from a traditional commission-based insurance broker to a more comprehensive professional advisory services firm. It is anticipated that the change program will continue until 2001; however, it is likely that the process of change will continue well beyond that time.

     During 1999, as part of the change program, we created a single corporate brand using the name "Willis" under which we market all our brokering and consulting services. As a consequence, the Company changed its name to Willis Group Limited and our subsidiaries are making similar changes to focus on the name "Willis". In addition, as part of the brand creation, we have adopted the descriptive strap line "The Risk Practice" to signify the difference between our capabilities and those of other consultants.

     We have continued, during 1999, the expansion of our global distribution platform, strengthening our interests in Germany and making acquisitions in Latin America. In Germany, we increased our investment in Jaspers Wuppesahl Industrie Assekuranz GmbH & Co. KG ("Jaspers Wuppesahl") to 44.6% from 30%. We acquired a 20% interest in Hertzfeld & Levy SA ("Hertzfeld"), the largest independent insurance broker in Argentina, and established with Hertzfeld a joint reinsurance brokering venture under the name Willis SA. We executed agreements to acquire a 51% interest in the largest independent
Mexican insurance broker, Bourchier, Marquard, Zepeda, Agente de Seguros y de Fianzas, S.A. de C.V. ("BMZ") and have acquired a 51% interest in four Venezuelan companies, which included Ronto-Aralca y Asociados, C.A. Rontarca, the largest insurance broker in that country, and C.A. Prima Corretaje de Seguros, the third largest independent insurance broker in Venezuela.

     In the early part of 2000, we announced an agreement in principle to acquire a majority holding in Sev. Dahl's Assurancekontor AS, the largest independent insurance broker in Norway.

Segment Information

The following tables show total operating revenues of the Group by geographical location for the three years ended December 31, 1999. The information has been prepared in accordance with U.K. GAAP.


                                                                                              Year ended December 31,
                                                                                 --------------------------------------------------
Total Operating Revenues                                                                   1999              1998              1997
 -----------------------------------------------------------------------------   --------------    --------------    --------------
                                                                                                    (L million)
By Geographical Area(1)
United Kingdom                                                                            306.4             305.4             305.2
North America                                                                             370.9             351.3             336.5
Rest of the World                                                                          89.1              61.5              52.3
                                                                                 --------------    --------------    --------------
                                                                                          766.4             718.2             694.0
 =============================================================================   ==============    ==============    ==============


(1) The geographical analysis is based on the location of the operating subsidiaries which does not necessarily reflect the original source of the business.


Insurance Brokering and Risk Management

We conduct our activities through five units, comprising North American operations, U.K. Retail, Global Specialities, Reinsurance and International.

North American Operations: Our North American operations, which consist of North American Retail and U.S. Wholesale, provide risk management, insurance brokerage and related services to a wide variety of clients in the United States and Canada. Headquartered in Nashville, Tennessee, North American operations operate through a network of more than 100 offices located in 39 states in the United States and five offices in Canada. In addition, two other U.K.-based units, Global Specialities and Reinsurance also have operations in the United States.

     North American Retail provides risk management, insurance brokerage and related services directly to corporations through approximately 50 local offices in the United States and five offices in Canada. North American Retail's clients include both middle-market and major multinational companies. Other consulting brokerage services are supplied to certain clients through four divisions; construction, employee benefits, healthcare and advanced risk management services.

     North American Retail's construction division specializes in providing risk management, insurance and surety bonding services to the construction industry. The Group believes that it is the largest construction insurance and surety broker (obtaining surety bonds, which guarantee the performance of a contractor's obligations under construction and other contracts) in North America. North American Retail's employee benefits division helps clients with the design and implementation of benefits and compensation plans. Its healthcare division provides insurance and consulting services to local healthcare professionals. North American Retail's advanced risk management services division provides actuarial consulting, captive management services and a wide range of other risk consulting activities to large clients.

     The second, and much smaller, component of our North American operations is U.S. Wholesale. Wholesale brokering is typically transacted between two brokers or agents and occurs when a broker has a client with a risk coverage need that falls outside its area of expertise. In these cases, a broker may call in a wholesale broker with such specific expertise to place the business and then receive a fee.

     U.S. Wholesale primarily serves its clients through three operating entities. As a wholesale broker and program manager, Public Entities National Company provides access to specialized coverage for governmental entities, schools and other municipality and public entities. The Stewart Smith Group of companies, which we believe is the third largest insurance wholesaler in the United States, provides specialist advice and market expertise in property, casualty, professional and excess and surplus lines insurance placements in a variety of industries, including manufacturing, hospitality, real estate/ habitational, transportation, construction, technology, entertainment and social services. Special Program

Management, a unit of the Stewart Smith Group of companies, is an industry leader for placing specialty directors and officers coverage and related products to the high-technology industry.

U.K. Retail: Our U.K. Retail operation provides risk management and insurance brokerage services to industrial and individual clients through 25 offices located in the United Kingdom and Ireland. U.K. Retail arranges for its U.K.- based clients similar risk management and insurance brokerage services outside the United Kingdom through North American Retail, overseas subsidiaries and associates.

     In 1999, U.K. Retail consisted of three principal divisions (Corporate Risks, Risk Solutions and Commercial Risks) providing differentiated services according to client needs and buying preferences.

     Corporate Risks provides a wide range of integrated risk transfer and risk and loss management services to larger U.K.-based corporate clients. The division assists clients in reducing the cost of managing their risks by providing comprehensive risk management services, elements of which are available on an "unbundled" basis if required.

     Risk Solutions is a services business delivering expert solutions to major, typically multinational and corporate, clients with complex risk problems. Its service is tailored to individual client needs and ranges from strategic risk assessment to transactional risk transfer and alternative risk financing solutions. The service includes the development and management of captive insurance companies, specialist insurance services, due diligence on mergers and acquisitions and project finance, and evaluating risks associated with new business ventures. This division is increasingly focused on providing more advisory and consulting services. Through Risk Solutions, we are one of the largest managers of captive insurance companies in Europe.

     Commercial Risks provides traditional insurance brokerage services primarily to smaller companies. From 1998, it has entered into franchise partnerships with local U.K. insurance brokers to handle the insurance requirements of small companies and individuals, utilizing specialized electronic systems linking the franchised brokers directly to the commercial panel of insurance carriers. These small companies and individuals represent a very large market in the United Kingdom.

     In addition to these services, U.K. Retail provides advice and services to corporate and individual clients on personal finance matters such as pension planning and investment products through Willis National Limited, a joint venture with Abbey National in which we have a 51% interest. Willis National Limited is one of the largest firms of independent financial advisors employing over 300 staff in 20 locations throughout the United Kingdom.

     U.K. Retail also has teams which provide services in numerous specialty areas, such as construction, freight, credit insurance, transport and professional indemnity through its other three divisions (Construction, Transportation Risks and Scotland/Ireland).

Global Specialities: The Global Specialities unit provides specialist brokerage and consulting services to clients throughout the world for the risks of specific industrial and commercial activities. In these operations, we have extensive specialized experience handling diverse lines of coverage, including complex insurance and reinsurance programs, and acting as an intermediary between retail brokers and insurers. Global Specialities increasingly provides consulting services on risk management with the objective of assisting clients to reduce the overall cost of risk. Global Specialities serves clients in more than 100 countries, primarily from its U.K. offices, although the unit also serves clients from offices in the United States.

     The Global Specialities unit, in 1999, was organized into three distinct business areas; Global Broking Services, Aerospace and Marine.

     Global Broking Services provides solutions to problems in the industrial, financial and professional sectors for large, complex, unusual and niche risks around the world. Global Broking Services operates through five business sub-units. The Global Property and Casualty unit designs and obtains innovative property coverage solutions for large or unusual exposures in a variety of industries, including mining and metals, chemicals and pharmaceuticals, telecommunications, offshore energy, refining, power stations and other utilities, transport authorities and motor manufacturers and also handles the design, implementation and servicing of reinsurance protections for captive insurance companies. The Global Property and Casualty unit also provides comprehensive liability programs for coverage against environmental liability, libel and slander, and medical malpractice. The Global Financial and Executive Risks unit obtains directors and officers insurance, as well as errors and omissions insurance for professional firms and other insurance brokers. The Global Financial and Executive Risks unit is also a leader in designing and obtaining insurance coverage for political risk, including confiscation and expropriation. Crime, computer fraud and unauthorized trading risks are also covered on a worldwide basis. The Fine Art, Jewelry, and Specie unit provides specialist risk management and insurance services to fine art, diamond and jewelry businesses and operators of armored cars. Coverage is also obtained for vault and bullion risks. The Contingency Risks unit specializes in producing packages to protect corporations, groups and individuals against special contingencies such as kidnap and ransom, extortion, detention, political repatriation and product contamination. The Bloodstock unit services the insurance needs of the bloodstock and livestock industry and also arranges the reinsurance of bloodstock and livestock related business of insurance companies worldwide.

     Aerospace is a market leader in the provision of insurance brokerage and risk management services to clients in the aerospace industry, including aircraft manufacturers, air cargo handlers and shippers, airport managers and other general aviation companies. Advisory services provided by Aerospace include claims recovery and collections, contract and leasing risk management, safety services and markets information. Aerospace is a leading provider of risk transfer and advisory services for space vehicle launches and is also a leading reinsurance broker of aerospace risks. Aerospace's clients are spread throughout the world and include 250 airlines and more than 45% of the world's 30 leading non-American airports by passenger movement. Other clients include those introduced from other intermediaries as well as aerospace insurers seeking reinsurance.

     Marine provides marine insurance brokerage services, including hull, cargo and general marine liabilities. Marine's clients include direct buyers, other insurance intermediaries and insurance and reinsurance companies. Marine insurance brokerage is our oldest line of business. Other services of Marine include claims collection and recoveries.

Reinsurance: The Reinsurance unit provides international reinsurance brokerage services. These services are provided to insurance underwriters to reinsure all or a portion of the risks insured by them and to reinsurance underwriters to further reinsure their risks. We are one of the world's largest intermediaries for international reinsurance and have a significant market share in a number of major reinsurance markets. We are the largest reinsurance broker serving Japan.

     Reinsurance provides its clients, both insurance and reinsurance companies, with transactional services as well as ancillary services such as risk analysis, modeling and consulting. The unit also provides reinsurance brokerage services to healthcare professionals and institutions. The U.K. operation represents clients in more than 100 countries and has long-standing relationships with leading insurers in Asia, principally Japan, Middle East, Latin America and in Western Europe.

     Reinsurance is developing new sources of revenue in addition to its traditional reinsurance brokerage services, investing in new capabilities and expanding its global reach. Cordis Consulting Limited markets its capabilities in actuarial and catastrophe modeling, as consulting products rather than as a part of its reinsurance package. In 1998, Mansfeld, Hubener & Partner GmbH was acquired to provide a local presence in Germany. In 1997, Willis Corroon Asset Management Limited, which manages funds invested in a new class of financial instruments linked to insurance and reinsurance risks, was launched.

International: Our International unit consists of a network of subsidiaries and associates other than those in the United States or the United Kingdom controlled by other business units. These operations are located in 65 countries worldwide, consisting of 23 countries in Europe, 11 in the Asia/ Pacific region and 31 elsewhere in the world. The services provided are generally focused according to the characteristics of each market and are not identical in every office, but generally include direct risk management and insurance brokerage, specialist and reinsurance brokerage and employee benefits consulting.

Revenues

Revenues generated from our insurance brokering and risk management services consist of commissions, which are generally a percentage of the insurance premiums paid and payable by its clients, and of fees. Contingent commissions may also be earned, based upon the volume and profitability of insurance placed with a given underwriter over a given period.

     Commissions and fees are subject to periodic renegotiation and may vary from year to year depending upon the volume and profitability of the business or the demand for the services in question. Also, commissions received on the placement of risks on behalf of clients in the worldwide insurance market, including Lloyd's underwriters, are affected by fluctuations in premium levels.

     We also earn investment income from a variety of sources, including certificates of deposit, government securities and other fixed interest securities. Funds held on behalf of our clients are subject to investment guidelines established by various insurance and financial services supervisory authorities, which generally emphasize capital preservation and liquidity.

     No part of the Group's revenues is materially dependent on a single client or group of clients.

Employees

At December 31, 1999 the Group and its associates had approximately 12,300 employees, including 3,916 in the United Kingdom and 4,518 in the United States. The Group is not involved in any material dispute with employees and management believes that relations with employees are good.

Competition

The Group faces competition in all fields in which it operates. Competition in the insurance brokering and risk management businesses is based on global capability, product breadth, innovation, quality of service and price. The Group competes with the two other providers of global risk management services as well as with numerous regional and local firms. Insurance companies also compete with the Group's brokers by directly soliciting insureds without the assistance of an independent broker or agent. Competition for premiums is intense in all the Group's business lines and in every insurance market. Competition on premium rates has also exacerbated the pressures caused by a continuing reduction in demand in some classes of business. For example, insurers are currently retaining a greater proportion of their risk portfolios than previously. Industrial and commercial companies are increasingly relying upon captive insurance companies, self-insurance pools, risk retention groups, mutual insurance companies and other mechanisms for funding their risks, rather than buying insurance. The Group provides management and similar services for such alternative risk transfer programs. Additional competitive pressures arise from the entry of new market participants, such as banks, accounting firms and insurance carriers themselves, offering risk management or transfer services. The Group believes that it is well-positioned to compete across the breadth of the products and services it offers.

Regulation

Many of the Group's activities are subject to regulatory supervision in the various countries and jurisdictions in which they are based or undertaken. In the United Kingdom, many legal entities are subject to regulatory supervision. For example, Lloyd's brokers are regulated by the Council of Lloyd's and, together with the insurance brokering subsidiaries, are regulated pursuant to the Insurance Brokers (Registration) Act 1977. In addition, Willis National Limited and Willis Corroon Asset Management Limited are regulated by the Financial Services Authority ("FSA") pursuant to the provisions of the Financial Services Act 1986.

     The Society of Lloyd's and FSA generally regulate the conduct of business and financial position of their respective members through the establishment of required levels of net worth and other financial criteria; Lloyd's by-laws and FSA rules describe the methods by which Lloyd's brokers, independent financial advisors and investment managers, respectively, shall conduct business. The Insurance Brokers (Registration) Act 1977 requires, among other things, that insurance brokers be enrolled with a central professional body and comply with its rules in the conduct of their business. The Insurance Brokers

(Registration) Act 1977 and Lloyd's generally requires that the Group maintains amounts of fiduciary cash in regulated bank accounts subject to guidelines which generally emphasize capital preservation and liquidity.

     The Group's activities in connection with insurance brokering services and third party administration within the United States are subject to regulation and supervision by state authorities. Although the scope of regulation and form of supervision may vary from jurisdiction to jurisdiction, insurance laws in the United States are often complex and generally grant broad discretion to supervisory authorities in adopting regulations and supervising regulated activities. Such supervision generally includes the licensing of insurance brokers and agents and third party administrators and the regulation of the handling and investment of client funds held in a fiduciary capacity. The Group's continuing ability to provide insurance brokering and third party administration in the jurisdictions in which it currently operates is dependent upon its compliance with the rules and regulations promulgated from time to time by the regulatory authorities in each of these jurisdictions.

     All companies carrying on similar activities in a given jurisdiction are subject to such regulation, and the Group does not consider that such controls adversely affect its competitive position.

Item 2 -- Description of Property

We own and lease a number of properties for use as offices throughout the world and believe that our properties are generally suitable and adequate for the purposes for which they are used. The principal properties are located in the United Kingdom and the United States. The Group's headquarters at Ten Trinity Square in London is a landmark building owned by the Company. Willis North America's principal office in the United States is at 26 Century Boulevard, Nashville, Tennessee, a leasehold property.

Item 3 -- Legal Proceedings

We have extensive operations and are subject to claims and litigation in the ordinary course of business resulting principally from alleged errors and omissions in connection with our businesses. Most of the errors and omissions claims are covered by professional indemnity insurance. In respect of self-insured deductibles applicable to such claims, we have established provisions which are believed to be adequate in the light of current information and legal advice. These provisions may be adjusted from time to time according to developments. We do not expect the outcome of such claims, either individually or in the aggregate, to have a material effect on our operations or financial position.

     Sovereign Marine & General Insurance Company Limited (in administration) ("Sovereign"), a wholly owned subsidiary of the Company, operated as an insurance company in the United Kingdom and from 1972 Sovereign's underwriting activities were managed by another wholly owned subsidiary of the Group, Willis Faber (Underwriting Management) Limited ("WFUM"). WFUM also provided underwriting agency and other services to the third party insurance companies called the stamp companies, some of which are long-standing clients of the Group. As an underwriting agent, WFUM did not retain any underwriting risks for its own account. As part of its services as agent, WFUM arranged insurance and reinsurance business on behalf of Sovereign and the stamp companies in the following main classes of insurance: marine, non-marine, casualty and aviation. WFUM also arranged for reinsurance for Sovereign and the stamp companies through third party brokers, as well as through brokers within the Group. In 1991, Sovereign ceased underwriting new business and WFUM ceased arranging new business on behalf of Sovereign and the stamp companies. Since that time, WFUM has been administering the business it arranged on behalf of Sovereign and the other stamp companies, referred to as handling the "run-off" of the business.

     In July 1997, an unexpected adverse arbitration award was rendered against Sovereign in respect of a dispute between Sovereign and one of its reinsurers regarding the enforceability of certain reinsurance that WFUM had arranged. The award is confidential and non-binding as to third parties. As a result of the award, the directors of Sovereign determined that Sovereign could not continue to trade unless the Group provided unlimited financial support. The directors of the Company decided that, in the interests of the Company's shareholders, such support for Sovereign could not be justified. Accordingly, Sovereign was placed into provisional liquidation on July 11, 1997. On January 5, 2000 a scheme of arrangement proposed by Sovereign to its creditors became effective. The stated purpose of the scheme of arrangement is to resolve Sovereign's liabilities and provide that Sovereign's business is run off in as orderly a manner as possible. Sovereign's provisional liquidators have been discharged from office and have been appointed as scheme administrators.

     Although the run-off of the business is expected to be conducted in an orderly manner, it may ultimately prove to be a lengthy and expensive process. The Group and the former provisional liquidators of Sovereign entered into certain arrangements, including the new structure to replace WFUM for the future run-off of the Sovereign business. The Group has similar agreements with certain of the stamp companies regarding arrangements for, and funding the costs of, the ongoing run-off of their business. As a consequence of these arrangements, entered into in August 1998, a new subsidiary of the Group now provides run-off services. Those services have in turn been sub-contracted to a third party with experience in running off pools with an insolvent member. In the case of the provisional liquidators, the services are provided directly by such third party to Sovereign. The arrangement with the provisional liquidators and the arrangements with certain of the stamp companies include the agreement by the Group to fund, subject to certain agreed guidelines as to timing and amount, certain costs of the ongoing run-off. The amounts to be funded under the arrangements are currently within the aggregate of the provisions made. However, there can be no assurance that the provisions will be adequate to cover the actual run-off costs over time.

     Following the publication of the adverse arbitration award, Sovereign and certain of the stamp companies expressed concern about the enforceability of other reinsurance put in place by WFUM on behalf of Sovereign and the stamp companies. In addition, a reinsurer which participates on numerous reinsurance contracts has advised Sovereign, the stamp companies and WFUM that it is adopting a number of legal positions, similar to those taken in the Sovereign arbitration, with the intended effect of having its contractual obligations under the reinsurance contracts reassessed with respect to enforceability and amount. Accordingly, there can be no assurance that there will be no further arbitration or litigation with respect to reinsurance arranged by WFUM. The former provisional liquidators of Sovereign and the stamp companies have generally reserved their rights in respect of potential claims, and WFUM, the Company and certain brokering subsidiaries of the Group have entered into standstill agreements which preserve the rights of such potential claimants with respect to their possible claims. Although the Sovereign arbitration award is non-binding as to third parties, other arbitrations may arise in the future. Further, if the scheme administrators or the stamp companies determine that they have valid claims against the Company, they may seek to bring claims directly against the Company and hold it responsible for the liabilities of its subsidiaries. Although such claims are generally difficult to maintain successfully under English law, there can be no assurance that claims will not be made or, if made, that such claims could not succeed. Claims could also be made against WFUM and the brokering subsidiaries of the Group that arranged reinsurance on behalf of Sovereign and the stamp companies. Those Group companies with insurance protection have notified their insurance providers of certain potential claims. The Group has not made any financial provisions in respect of possible future claims in respect of reinsurance placed by WFUM. The Company does not know whether any such claims will be made; the validity and amount of such claims and the extent, if any, to which they will be covered by insurance, after giving effect to the applicable deductibles, exclusions and limits, can be assessed only when and if such claims are made.

     The Group plans to continue to deal with the foregoing matters in a manner designed to assist an orderly run-off of the obligations of Sovereign and of the other stamp companies while limiting the costs of resolution. It is possible that the foregoing matters or other circumstances may lead the Company to place WFUM in liquidation. The Company does not believe the resolution of these matters, including any possible liquidation of WFUM, will have a material adverse impact on its consolidated results of operation or financial condition, although there can be no assurance that this will be the case.

Item 4 -- Control of Registrant

The Company is a wholly owned subsidiary of Trinity Acquisition Limited ("Trinity"), a company formed at the direction of Kohlberg Kravis Roberts & Co. L.P. The Company's ultimate parent company is

TA I Limited and its ultimate controlling party is KKR 1996 Overseas, Limited, an organization formed in the Cayman Islands.

Item 5 -- Nature of Trading Market

The Company's ordinary shares are all held by Trinity and there is therefore no trading market in such shares.

     The Notes are listed for trading on the Luxembourg Stock Exchange. However, no trades have been executed on the Luxembourg Stock Exchange since the first listing date. Willis North America has not applied for and does not intend to apply for listing of the Notes on any securities exchange (other than listing on the Luxembourg Stock Exchange) or for the quotation of the Notes through NASDAQ. The underwriter of the Notes issued acts as a market maker for the Notes. However, the underwriter is not obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes or that an active market for the Notes will develop. If an active public market for the Notes does develop or fails to be maintained, the market price and liquidity of the Notes may be adversely affected.

     Kredietbank S.A. Luxembourgeoise is the listing agent for the Notes on the Luxembourg Stock Exchange. The Notes have been accepted for clearance by Euroclear Operator and Cedel Bank. The Notes have been assigned the following CUSIP number: 970620AC4; a Euroclear common code number of 009610391; and an ISIN number of US970620AC42.

Item 6 -- Exchange Controls and Other Limitations Affecting Security Holders

There are currently no U.K. foreign exchange control restrictions on the conduct of the Group's operations. While there are certain foreign exchange control restrictions which may affect the ability of certain of the Company's subsidiaries to transfer funds to the Company, the amounts involved have not been material to the Company in the past and the Company does not believe that such restrictions will have a material adverse impact on the Company or its ability to meet its cash flow requirements.

Item 7 -- Taxation

The statements set forth below in this Item are based on current law and published practice at the date of this annual report and are subject to change.

     Under current law if the Company, as guarantor, makes any payments in respect of interest on the Notes (or other amounts due under the Notes other than repayment of principal) such payments may be subject to U.K. withholding tax at the basic rate (currently 23%). Relief from such withholding may be available pursuant to the provisions of any applicable double taxation treaty. In particular, under the terms of the U.S./U.K. double taxation treaty, holders of the Notes entitled to the benefit of that treaty would be able to recover in full any U.K. tax withheld by making a claim on the appropriate form. Alternatively, a claim may be made by a holder of the Notes in advance of a payment in respect of interest. If the claim is accepted by the U.K. Inland Revenue, it will authorize subsequent payments to be made without deduction of U.K. withholding tax. Claims for repayment must be made within six years of the end of the U.K. year of assessment (generally April 5 in each year) to which the interest relates and must be accompanied by the original statement provided by the Company when the interest payment was made showing the amount of U.K. income tax deducted. Because a claim is not considered until the U.K. Inland Revenue receives the appropriate form from the Internal Revenue Service, forms should be sent to the Internal Revenue Service, in the case of an advance claim well before the relevant interest payment date or, in the case of a claim for repayment of the tax, well before the end of the appropriate limitation period.

     The Company has agreed, subject to specific exceptions and limitations, to pay to the holders of the Notes such additional amounts in respect of any applicable U.K. withholding tax in order that the interest (and other amounts due under the Notes) they receive, net of any applicable U.K. withholding tax, will equal the amounts which would have been receivable by them in the absence of such U.K. withholding tax.

     Under current law the sale or transfer in the United Kingdom of the Notes will not be subject to stamp duty or stamp duty reserve tax or any other transfer tax in the United Kingdom.

Item 8 -- Selected Financial Data

Summarized Financial Information

The selected consolidated financial data presented below as of December 31, 1999 and 1998 and for each of the periods in the three-year period ended December 31, 1999 have been derived from, and should be read in conjunction with, the audited consolidated financial statements of the Group and the notes thereto that are included elsewhere in this annual report. The selected consolidated financial data presented below as of December 31, 1997, 1996 and 1995 and for years ended December 31, 1996 and 1995 have been derived from audited consolidated financial statements of the Group and the notes thereto that are not included in this annual report. The Group prepares its consolidated financial statements in accordance with U.K. GAAP, which differ in certain respects from U.S. GAAP. Reconciliations of net income and shareholders' equity reflecting the significant differences between U.K. GAAP and U.S. GAAP applicable to the Group are set forth in Note 31 of Notes to the Financial Statements. Under U.K. GAAP, the acquisition of the Company by Trinity has no impact on the historical amounts reported subsequently by the Company and, accordingly, combined amounts for the year ended December 31, 1998 are presented. Under U.S. GAAP, the purchase of the Company by Trinity established a new basis of accounting for the purchased assets and liabilities from September 2, 1998. Accordingly, under U.S. GAAP, it is not appropriate to present combined amounts for the year ended December 31, 1998.


                                                                                         September 2     January 1
                                                                                                  to            to
                                                       Year ended December 31,          December 31,  September 1,
                                                --------------------------------------    ----------    ----------
                                                      1999          1999          1998          1998          1998
                                                     $ (a)             L             L             L             L
 -------------------------------------------    ----------    ----------    ----------    ----------    ----------
                                                        (in millions, except per Ordinary Share amounts)
Amounts in accordance with U.K. GAAP:
Statement of Income Data:
Operating revenues                                 1,241.6         766.4         718.2         249.4         468.8
Operating income before exceptional items(b)          83.6          51.6          82.8          26.0          56.8
Share of profit of associates                         10.7           6.6           6.3          (1.4)          7.7
Net interest income/(expense)                          4.2           2.6          (3.2)         (1.2)         (2.0)
Income / (loss) before tax                            12.5           7.7          15.8          17.1          (1.3)
Net (loss) / income                                  (10.4)         (6.4)        (41.3)        (25.7)        (15.6)
Net (loss) / income
 Per Ordinary Share                                 $(0.02)         (1.4)p        (9.7)p        (6.0)p        (3.7)p
Balance Sheet Data (at period end):
Total assets                                       7,638.0       4,714.8       4,589.0       4,589.0
Total long-term debt                                 979.6         604.7         276.4         276.4
Total shareholders' equity                           164.9         101.8          89.0          89.0
Amounts in accordance with U.S. GAAP:
Statement of Income Data:
Operating revenues                                 1,241.6         766.4                       249.4         468.8
Operating income/(loss)                              (18.8)        (11.6)                        9.1           7.6
Interest expense                                       4.2           2.6                        (1.2)         (2.0)
Income / (loss) before tax                            (1.5)         (0.9)                        5.2          (5.1)
Share of profit of associates, net of tax              7.6           4.7                        (3.0)          7.6
Net (loss) / income                                  (17.8)        (11.0)                      (35.9)        (19.0)
Net (loss) / income
 Per Ordinary Share                                 $(0.04)         (2.3)p                      (8.4)p        (4.5)p
Balance Sheet Data (at period end):
Total assets                                       8,947.9       5,523.4       5,369.9       5,369.9
Total long-term debt                                 979.6         604.7         276.4         276.4
Total shareholders' equity                         1,456.5         899.1         875.4         875.4
 ===========================================    ==========    ==========    ==========    ==========    ==========






                                                         Year ended December 31,
                                                  --------------------------------------
                                                        1997          1996          1995
                                                           L             L             L
 -------------------------------------------      ----------    ----------    ----------
                                            (in millions, except per Ordinary Share amounts)
Amounts in accordance with U.K. GAAP:
Statement of Income Data:
Operating revenues                                     694.0         730.7         714.0
Operating income before exceptional items(b)            92.1          87.8          79.4
Share of profit of associates                            1.9           3.5           6.8
Net interest income/(expense)                           (0.7)         (2.2)         (7.2)
Income / (loss) before tax                              95.5          91.6          62.4
Net (loss) / income                                     56.9          54.2          29.0
Net (loss) / income
 Per Ordinary Share                                     13.6p         13.0p          7.0p
Balance Sheet Data (at period end):
Total assets                                         3,304.3       3,377.2       3,703.7
Total long-term debt                                    34.0          17.9          61.9
Total shareholders' equity                             124.6         151.9         120.6
Amounts in accordance with U.S. GAAP:
Statement of Income Data:
Operating revenues                                     694.0         730.7         714.0
Operating income/(loss)                                 61.2          68.7           1.9
Interest expense                                        (0.7)         (2.2)         (7.2)
Income / (loss) before tax                              66.5          74.7           1.5
Share of profit of associates, net of tax                1.6           2.9           6.0
Net (loss) / income                                     36.2          37.7         (18.0)
Net (loss) / income
 Per Ordinary Share                                      8.7p          9.0p         (4.3)p
Balance Sheet Data (at period end):
Total assets                                         3,763.4       3,953.5       4,376.0
Total long-term debt                                    34.0          17.9          61.9
Total shareholders' equity                             583.6         560.2         587.3
 ===========================================      ==========    ==========    ==========


(a) U.S. dollar amounts have been translated at the noon buying rate on December 31, 1999 of $1.62 = L1.00 solely for your convenience.
(b) For a description of exceptional items charged against operating income, see Note 4 of the Notes to the Consolidated Financial Statements.

Exchange Rates

The following table sets forth, for the periods and dates indicated, certain information concerning the Noon Buying Rate for the pound sterling, expressed in U.S. dollars per L1.


Calendar year              At year end       Average (i)             High              Low
---------------------    -------------     -------------    -------------    -------------
1995                             $1.55             $1.58            $1.62            $1.53
1996                             $1.71             $1.56            $1.71            $1.51
1997                             $1.64             $1.64            $1.69            $1.60
1998                             $1.66             $1.66            $1.70            $1.63
1999                             $1.62             $1.61            $1.65            $1.58
=====================    =============     =============    =============    =============


(i) The average of the Noon Buying Rates at the last business day of each month during the calendar year.


Fluctuations in the value of the pound sterling relative to the U.S. dollar and other non-U.K. currencies may be significant to the Group because, among other things, they affect the translation of the results of the non-sterling based operations of its subsidiaries into pounds sterling for purposes of its consolidated financial statements. Furthermore, significant portions of U.K. revenues and earnings are subject to the effect of currency fluctuations. (See "Item 9A -- Quantitative and Qualitative Disclosures about Market Risk").

Item 9 -- Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion generally relates to the historical consolidated results of operations and financial condition of Willis and should be read in conjunction with the Consolidated Financial Statements included elsewhere in this Annual Report. These financial statements have been prepared in accordance with U.K. GAAP, which differ in significant respects from U.S. GAAP. The principal differences between U.K. GAAP and U.S. GAAP as they relate to Willis are discussed in Note 31 of the Notes to the Consolidated Financial Statements.

     The consolidated statement of income of the Group included elsewhere in this Annual Report has been presented separately for the period from January 1, 1998 to September 1, 1998, the effective date of the acquisition of the Company by Trinity, and for the period from September 2, 1998 to December 31, 1998, in accordance with the requirements of the U.S. Securities and Exchange Commission. Management believes that it is more appropriate to present financial data on a combined basis because, under U.K. GAAP, the acquisition does not change the basis of accounting for the Company. The discussion set forth below of the Company's performance is based on the combined period for the year ended December 31, 1998 which management believes is more meaningful for investors.

     The following table summarizes the combined results for the year ended December 31, 1998 and the results for the year ended December 31, 1999:


                                                             January 1 to     September 2 to          Year ended         Year ended
                                                             September 1,       December 31,        December 31,       December 31,
                                                                     1998               1998                1998               1999
-----------------------------------------------------    ----------------   ----------------    ----------------   ----------------
                                                                                        (L million)
Commissions and fees                                                441.9              236.0               677.9              727.8
Interest and investment income                                       26.9               13.4                40.3               38.6
                                                         ----------------   ----------------    ----------------   ----------------
Total operating revenues                                            468.8              249.4               718.2              766.4
Net operating expenses                                             (412.0)            (223.4)             (635.4)            (714.8)
                                                         ----------------   ----------------    ----------------   ----------------
Operating income before exceptional items                            56.8               26.0                82.8               51.6
Exceptional items                                                   (35.8)              (5.0)              (40.8)             (54.6)
                                                         ----------------   ----------------    ----------------   ----------------
Operating income                                                     21.0               21.0                42.0               (3.0)
Share of profit of associates                                         7.7               (1.4)                6.3                6.6
Loss on closure/disposal of operations (i)                          (28.0)              (1.3)              (29.3)               1.5
Interest income                                                       ---                7.1                 7.1               56.8
Interest expense                                                     (2.0)              (8.3)              (10.3)             (54.2)
                                                         ----------------   ----------------    ----------------   ----------------
(Loss)/income before taxation                                        (1.3)              17.1                15.8                7.7
Taxation                                                            (13.5)             (40.9)              (54.4)             (11.1)
                                                         ----------------   ----------------    ----------------   ----------------
Loss after taxation                                                 (14.8)             (23.8)              (38.6)              (3.4)
Minority interests                                                   (0.8)              (1.9)               (2.7)              (3.0)
                                                         ----------------   ----------------    ----------------   ----------------
Net loss                                                            (15.6)             (25.7)              (41.3)              (6.4)
=====================================================    ================   ================    ================   ================


(i) The loss on closure/disposal of operations in 1998 was classified as a nonoperating exceptional item.


Fiscal 1999 Compared with Fiscal 1998

Summary

Operating revenues increased by L48.2 million (6.7%) from L718.2 million in fiscal 1998 to L766.4 million in fiscal 1999. In constant currency terms, operating revenues increased by 6.4%. Excluding the favorable effect of foreign currency exchange rate movements (L2.4 million), and the net gain in operating revenues from acquisitions less disposals (L28.7 million), operating revenues were 2.7% higher in fiscal 1999 than in fiscal 1998.

     Income before taxation and exceptional items decreased by L23.6 million (27%) from L85.9 million in fiscal 1998 to L62.3 million in fiscal 1999. In constant currency terms, income before taxation and exceptional items decreased by 22%. Excluding the adverse effect of foreign currency exchange rate movements (L4.3 million), the net gain in income from acquisitions less disposals (L5.2 million) and also excluding the adverse effect of higher non-recurring expenses (L5.9 million), income before interest, taxation and exceptional items decreased by 21%.

     Three exceptional charges were made in fiscal 1999 totalling L54.6 million. A further provision amounting to L40.0 million was made for costs expected to be incurred in connection with the pensions review (see "-- Exceptional
Items"); a provision of L10.5 million was made for the costs to be incurred in connection with the change program initiatives introduced in North America in early 2000; and fees totalling L4.1 million were incurred in connection with the issue of the Notes. Excluding these exceptional charges, income before taxation decreased by L8.1 million (51%) from L15.8 million in fiscal 1998 to L7.7 million in fiscal 1999.

     Net income in fiscal 1999 was a loss of L6.4 million compared with a loss of L41.3 million in fiscal 1998.


Commissions and Fees

Commissions and fees increased by L49.9 million (7.4%) from L677.9 million in fiscal 1998 to L727.8 million in fiscal 1999. In constant currency terms, commissions and fees increased by 7.0%. Excluding the net increase in commission and fees arising from businesses acquired and businesses sold (L28.1 million), commissions and fees increased by 3.1% in constant currency terms predominantly from improved results in Global Specialities and International.

North American Operations: Commissions and fees earned by North American Retail increased by L17.8 million (6.8%) from L263.5 million in fiscal 1998 to L281.3 million in fiscal 1999. In constant currency terms, commissions and fees increased by 4.5% fueled mainly by premium increases in the employee benefits sector and strong new business production offset in part by shrinkage in the property and casualty sector and lost business. Commissions and fees earned by the U.S. Wholesale operations fell by L0.4 million (1.4%) from L28.6 million in fiscal 1998 to L28.2 million in fiscal 1999. In constant currency terms, commission and fees fell by 3.2%.

U.K. Retail: Commission and fees earned by U.K. Retail decreased by L7.5 million (6.3%) from L118.8 million in fiscal 1998 to L111.3 million in fiscal 1999. In constant currency terms, commissions and fees decreased by 8.4%, mainly due to revenue shortfalls in the Corporate business unit, where there have been several management changes. Progress on the franchise network was slower than expected and Willis National continued to be impacted by the U.K. Government's delay in finalizing its "stakeholder" pension proposals.

Global Specialities: Commissions and fees earned by the business units of Global Specialities increased by L11.1 million (7.9%) from L140.2 million in fiscal 1998 to L151.3 million in fiscal 1999. In constant currency terms, commissions and fees increased by 7.8%, principally due to strong performances by Aerospace and Global Financial & Executive Risks.

Reinsurance: Commissions and fees earned by Reinsurance increased by L2.6 million (4.0%) from L66.4 million in fiscal 1998 to L69.0 million in fiscal 1999. In constant currency terms, commissions and fees increased by 4.2%, mainly from U.K. and rest of the world units. U.S. units had a more difficult time in generally unsettled markets.

International: Commission and fees earned by International increased by L26.6 million (44%) from L60.2 million in fiscal 1998 to L86.8 million in fiscal 1999. In constant currency terms, commissions and fees increased by 56%. Excluding the effect of the acquisition of Gruppo Ital Brokers, which was acquired in July 1998, and other acquisitions in 1999, principally in Latin America, commissions and fees increased by 7.6% in constant currency terms. Strong performances were delivered by the operations in Spain, Sweden and Venezuela.


Interest and investment income

Interest and investment income was L40.3 million in fiscal 1998 and L38.6 million in fiscal 1999. In constant currency terms, interest and investment income decreased by 2.8%.


Operating Expenses

Operating expenses before exceptional items increased by L79.4 million (12%) from L635.4 million in fiscal 1998 to L714.8 million in fiscal 1999. Excluding unfavorable foreign exchange rate movements (L6.3 million), the effects of acquisitions and disposals (L23.4 million), higher non-recurring costs
(L5.9 million, primarily consultancy and severance costs), and provisions
(L8.5 million) for a combination of errors and omissions claims, doubtful debts and business compliance errors, operating expenses increased by 5.4% in constant currency terms.


Exceptional Items

Pensions Review: In common with many companies involved in selling personal pensions plans in the U.K., our independent financial advisory business, Willis Corroon Financial Planning Limited, is required by the Financial Services Authority and the Personal Investment Authority (the "Regulator") to review certain categories of personal pension plans sold to individuals between 1988 and 1994. We are required to compensate those individuals who transferred from, opted out of or did not join, their employer-sponsored pension plan if the expected benefits from their personal pension plan did not equal the benefits that would have been available from their employer-sponsored pension plan. Whether compensation is due to a particular individual, and the amount thereof, is dependent upon the subsequent performance of the personal pension plan sold and the net present value of the benefits that would have been available from the employer-sponsored pension plan calculated using financial and demographic assumptions prescribed by the Regulator.

     In March 1998, the Regulator issued proposals to extend the review from the priority cases (individuals who were nearing retirement, had retired or died) ("Phase 1") to all other cases ("Phase 2"). Based on guidance given by the Regulator as to the cost of Phase 2 for which we have about 4,000 cases to review, together with estimated additional costs of completing the Phase 1 case reviews, a further provision of L25.0 million was established in the second quarter of 1998 in addition to provisions of L5.0 million previously established.

     The cost of compensation of individual cases rose rapidly as the differential between the assumptions for U.K. interest rates and inflation rates, as prescribed by the Regulator, narrowed. A further L15.0 million was provided in the second quarter of 1999. Subsequently, the Regulator announced adverse changes in the demographic assumptions to be used and, in December 1999, announced a halt to certain categories of reviews following the discovery of errors in the prescribed method of calculation. Given the prospect of having to rework a substantial number of previously agreed claims as a result of the discovery of these errors, the prospect of further changes to demographic assumptions being required and the delay in reflecting the recent rises in U.K. interest rates in the financial assumptions issued by the Regulator, a further provision of L25.0 million was made in the fourth quarter of 1999, bringing the total provision to L70.0 million. For these reasons, there is still uncertainty as to the ultimate exposure, although management believes that, based on current circumstances, the provisions are prudent.

Change Program Initiatives: Restructuring charges totalling L10.5 million were made in fiscal 1999 to cover the costs of implementing changes to business processes in the North American operations during

2000. The charge comprised L4.0 million for severance payments covering 265 employees and L6.5 million for property leases that will become surplus to Group requirements as a result of the restructuring.

Financing Costs: In connection with the issue of the Notes in February 1999, fees totalling L4.1 million, which under applicable accounting standards could not be amortized over the period to maturity of the Notes, were written off.


Associates

Willis' share of income before taxation from associates increased by L0.3 million (5%) from L6.3 million in fiscal 1998 to L6.6 million in fiscal 1999.


Interest Income

Interest income of L56.8 million in fiscal 1999 includes interest receivable of L56.1 million (1998: L7.1 million) from Trinity in respect of loans advanced by the Group. These arrangements were put in place in November 1998.


Interest Expense

Interest expense of L54.2 million in fiscal 1999 increased significantly over that payable in fiscal 1998 as a consequence of the senior debt and Notes issued in connection with the acquisition of the Company by Trinity in November 1998.


Disposals

There were no significant disposals in fiscal 1999. During fiscal 1998, the loss on disposal of operations amounted to L29.3 million, consisting mainly of goodwill written off on the closure of Professional Liability Underwriting Management ("PLUM"), the Group's professional liability wholesale operation in the U.S.


Taxation

The tax charge for fiscal 1999 amounted to L11.1 million compared with L54.4 million in fiscal 1998. The tax charge for 1999 exceeds income before tax for the year largely as a result of provisions, principally those relating to the pensions review, not being recognized for tax relief in the current year. The tax charge for 1998 included the write off of U.K. advance corporation tax of L9.7 million and deferred tax asset balances of L23.4 million.


Differences between U.K. GAAP and U.S. GAAP

The net loss for 1999 of L6.4 million and net loss for 1998 of L41.3 million, under U.K. GAAP, compare with a net loss of L11.0 million and net loss of L54.9 million, respectively, under U.S. GAAP.

     The differences arise principally from the differing accounting treatment for goodwill, forward foreign exchange contracts in respect of future income, pensions and related deferred taxation. Details of the reconciling differences are given in Note 31 of Notes to the Financial Statements.


Inflation

Inflation has not had a significant impact on our business in recent years.


Year 2000

The Company experienced no significant disruption to its systems as a result of Year 2000 issues.

Fiscal 1998 compared with Fiscal 1997

Summary

Operating revenues increased by L24.2 million (3.5%) from L694.0 million in fiscal 1997 to L718.2 million in fiscal 1998. In constant currency terms, operating revenues increased by 6%. Excluding the adverse effects of foreign currency exchange rate movements (L12.8 million), the loss of operating revenues from businesses sold (L8.5 million) and the operating revenues gained from acquisitions (L23.8 million), operating revenues were 3.2% higher in fiscal 1998 than in fiscal 1997.

     Income before taxation and exceptional items decreased by L7.4 million (8%) from L93.3 million in fiscal 1997 to L85.9 million in fiscal 1998. In constant currency terms, income before taxation and exceptional items decreased by 4%. Excluding the adverse effects of foreign currency exchange rate movements (L4.1 million), the loss of income from businesses sold
(L4.7 million), the income gained from acquisitions (L13.8 million) and also excluding the adverse effects of higher non-recurring expenses (L8.2 million), income before interest, taxation and exceptional items decreased by 1%. Three exceptional charges were made in fiscal 1998. A further provision amounting to L25.0 million was made as an exceptional item for costs expected to be incurred in connection with the pensions review; L15.8 million was incurred in connection with the offer by Trinity for all of the issued share capital of the Company; and a L29.3 million loss on disposal (which included a goodwill write-off of L29.6 million) was incurred almost entirely upon the closure of PLUM. After these exceptional charges, income before taxation decreased by L79.7 million (83%) from L95.5 million in fiscal 1997 to L15.8 million in fiscal 1998.

     Net income decreased by L98.2 million (173%) from L56.9 million in fiscal 1997 to a loss of L41.3 million in fiscal 1998, partly as the result of the exceptional charges referred to above. In addition, the tax charge for fiscal 1998 included L33.1 million written off in respect of U.K. advance corporation tax and deferred tax balances (see "--Taxation.")


Commissions and Fees

Commissions and fees increased by L25.6 million (3.9%) from L652.3 million in fiscal 1997 to L677.9 million in fiscal 1998. In constant currency terms, commissions and fees increased by 5.9%. Excluding the effects of businesses sold (L8.0 million) and businesses acquired (L24.3 million), commissions and fees increased by 3.4% in constant currency terms predominantly from improved results in North American Retail and Global Broking Services.

North American Operations: Commissions and fees earned by North American Retail increased by L13.8 million (5.5%) from L249.7 million in fiscal 1997 to L263.5 million in fiscal 1998. In constant currency terms, commissions and fees increased by 7.2%, due in part to various initiatives implemented as part of the change program, which significantly enhanced new business gains and improved performance in obtaining renewed business. Commissions and fees earned by the U.S. Wholesale operations decreased by L2.0 million (6.5%) from L30.6 million in fiscal 1997 to L28.6 million in fiscal 1998. In constant currency terms, such commissions and fees decreased by 5.3%. Of this reduction, L1.2 million was attributable to PLUM, which was closed in the second quarter of 1998. Excluding the effect of this closure, commissions and fees of North American Wholesale decreased by 1.4% in constant currency terms, primarily due to a continuing decline in the public entity and schools businesses.

U.K. Retail: Commission and fees earned by U.K. Retail increased by L5.0 million (4.4%) from L113.8 million in fiscal 1997 to L118.8 million in fiscal 1998. In constant currency terms, commissions and fees increased by 4.5%. Of this increase, L7.4 million was attributable to the Willis National joint venture, which was formed in August 1997. Excluding the effects of the formation of Willis National, commissions and fees decreased by 1.9% in constant currency terms due to competition in soft markets and delay or cancellation of construction contracts.

Global Specialities: Commissions and fees earned by the business units of Global Specialities increased by L5.7 million (4.2%) from L134.5 million in fiscal 1997 to L140.2 million in fiscal 1998. In constant currency terms, commissions and fees increased by 4.9%. Premium rate reductions continued to affect most business areas. Global Broking Services, however, reported a 15.7% increase in constant currency terms in commissions and fees as a result of strong new business gains and improved focus on renewals.

Reinsurance: Commissions and fees earned by Reinsurance decreased by L2.3 million (3.3%) from L68.7 million in fiscal 1997 to L66.4 million in fiscal 1998. In constant currency terms, commissions and fees decreased by 0.7%. Expansion in the U.S. and Europe was offset by a disposal of part of the French portfolio to Gras Savoye & Cie ("Gras Savoye") following the Group's investment in Gras Savoye.

International: Commission and fees earned by International increased by L12.4 million (25.9%) from L47.8 million in fiscal 1997 to L60.2 million in fiscal 1998. In constant currency terms, commissions and fees increased by 39.4%. Excluding the effect of the acquisition of Gruppo Ital Brokers, which was acquired in July 1998 and other acquisitions, commissions and fees increased by 0.3% in constant currency terms.

Willis Faber & Dumas (Agencies) Limited: Willis Faber & Dumas Agencies was sold in October 1997 to a company owned by its management. Commissions and fees earned during fiscal 1997 totalled L6.7 million.


Operating Expenses

Operating expenses before exceptional items increased by L33.5 million (5.6%) from L601.9 million in fiscal 1997 to L635.4 million in fiscal 1998, due to the increase in expenses from businesses acquired (L18.3 million) exceeding the reduction in expenses from businesses sold (L3.7 million). Excluding favorable foreign exchange rate movements (L8.9 million), the effects of acquisitions and dispositions and higher non-recurring costs (L8.2 million, primarily severance costs incurred as part of the change program), operating expenses increased by 3.9% in constant currency terms.

     In common with most other U.K. independent financial advisors, Willis Corroon Financial Planning Limited has been carrying out a review, in accordance with guidelines issued by its Regulator, of pension advice previously given. In this connection, a further provision of L25.0 million was made as an exceptional item during fiscal 1998.


Associates

The Group's share of income before taxation from associates increased by L4.4 million (232%) from L1.9 million in fiscal 1997 to L6.3 million in fiscal 1998. Adjusting for the increase (L5.1 million) due to investments in Gras Savoye and Jaspers Wuppesahl, which were acquired in December 1997 and January 1998, respectively, and for increased investments in certain associates which thereby became subsidiaries, the Group's share of income from associates was in line with 1997.


Interest Expense

Net interest expense increased by L2.5 million from L0.7 million in fiscal 1997 to L3.2 million in fiscal 1998 as a consequence of new debt incurred to finance investments made in December 1997 in Gras Savoye and in January 1998 in Jaspers Wuppesahl.


Disposals

During fiscal 1998, the loss on disposals amounted to L29.3 million, comprising mainly goodwill written off on the closure of PLUM.


Discontinued Operations--Underwriting

The U.K. underwriting operations, which consisted of Sovereign, an insurance company, and WFUM, an underwriting agent, were discontinued in 1991. Sovereign was placed into provisional liquidation in July 1997. Following the provisional liquidation of Sovereign, the net assets of Sovereign and its subsidiaries, amounting to L5.9 million and attributable goodwill of L4.1 million, were written off in fiscal 1997 against provisions previously established for that purpose.


Taxation

The tax charge for fiscal 1998 amounted to L54.4 million after writing off U.K. advance corporation tax of L9.7 million and deferred tax asset balances of L23.4 million. The timing of the recoverability of these assets was uncertain and, accordingly, it was judged appropriate under U.K. GAAP to write off the amounts. Excluding these write-offs and the PLUM goodwill write-off of L29.6 million and costs of L15.8 million incurred in connection with the offer by Trinity for the Group, for which no tax relief was available and, the further provisions amounting to L25.0 million in respect of costs expected to be incurred in connection with the pension review, the effective tax rate for fiscal 1998 was 36.0% compared with an effective tax rate of 39.9% in fiscal 1997.


Differences between U.K. GAAP and U.S. GAAP

The net loss for 1998 of L41.3 million and net income for 1997 of L56.9 million, under U.K. GAAP, compared with a net loss of L54.9 million and net income of L36.2 million, respectively, under U.S. GAAP.

     The differences arose principally from the differing accounting treatment for goodwill, forward foreign exchange contracts in respect of future income, pensions and related deferred taxation. Details of the reconciling differences are given in Note 31 of Notes to the Financial Statements.


Liquidity and capital resources

The Group's Statement of Consolidated Cash Flows is presented on the basis of total funds as opposed to "own funds." The Group holds funds for the account of third parties, typically premiums received from clients and claims received from insurance carriers that are in transit to insurance carriers or clients. These amounts of fiduciary cash must be kept in certain regulated bank accounts and are not generally available to service the Group's debt or for other corporate purposes. Insurance brokering transactions typically generate large cash flows and the timing of such cash flows can affect significantly the net cash balances held at the year-end.

     The Group's net cash inflow on a total funds basis before management of liquid resources and financing was a net cash outflow of L6.2 million in fiscal 1997, net cash outflow of L95.4 million in fiscal 1998 and a net cash inflow of L39.2 million in fiscal 1999. See "Consolidated Financial
Statements--Consolidated Statements of Cash Flows."

     Cash and liquid resources, net of overdrafts, decreased from L616.7 million at December 31, 1997 to L596.4 million at December 31, 1998 and increased to L622.2 million at December 31, 1999.

     In assessing the Group's "own funds", as opposed to total funds, and working capital, the Group takes into account differing regulations in different countries and states. The following table shows net working capital of L6.2 million at December 31, 1998 and a negative L(9.2) million at December 31, 1999, in each case on the assumption that uncollected brokerage is treated as an element of "own funds" working capital. Uncollected brokerage is defined for these purposes as commissions and fees included within premiums due from clients which we are unable to withdraw from regulated bank accounts until collected. Previously, all uncollected brokerage had been classified as "own funds" and the 1998 figures have been adjusted accordingly.


                                                                              Consolidated                   "Own Funds"(a)
                                                                     -----------------------------    -----------------------------
                                                                      December 31,    December 31,     December 31,    December 31,
                                                                              1999            1998             1999            1998
------------------------------------------------------------------   -------------   -------------    -------------   -------------
                                                                                              (L million)
Fixed assets                                                                 212.4           195.7            212.4           195.7
Trade receivables (excluding uncollected brokerage)                        2,566.2         2,506.0            125.4           138.2
Uncollected brokerage                                                         69.2            53.2             69.2            53.2
Investments, deposits and cash (b)                                           623.8           598.7             69.6            97.8
                                                                     -------------   -------------    -------------   -------------
Total assets                                                               3,471.6         3,353.6            476.6           484.9
Trade payables                                                            (3,198.8)       (3,053.9)          (203.8)         (185.2)
Net debt                                                                     (35.4)         (107.8)           (35.4)         (107.8)
Provisions (c)                                                              (124.5)          (94.8)          (124.5)          (94.8)
                                                                     -------------   -------------    -------------   -------------
Net assets                                                                   112.9            97.1            112.9            97.1
                                                                     =============   =============    =============   =============
Net working capital (d)                                                     (563.4)         (494.7)            (9.2)            6.2
 =================================================================   =============   =============    =============   =============


(a) "Own Funds" are based on management's estimates and assumes that uncollected brokerage is treated as an element of "Own Funds" working capital.
(b) Investments, deposits and cash in "own funds" is to a large extent matched by liabilities within the Group's captive insurance companies. The remainder was used to service local working capital requirements and therefore the Group had limited excess cash in each of the periods reflected above.

(c) For an analysis of provisions, see Note 22 of the Notes to the Consolidated Financial Statements of the Group included elsewhere herein.
(d)  Trade receivables and uncollected brokerage, less trade payables.


     During fiscal 1997, the net cash outflow for acquisitions and disposals amounted to L63.0 million and consisted of:

-- L48.3 million for the Group's 33% interest in Gras Savoye, of which L15.2 million was deferred until July 1998;

-- L8.2 million, L4.3 million and L2.1 million for the increased investment in Richard Oliver, Scheuer and York Willis Group respectively;

-- L4.9 million inflow in respect of further consideration from the sale in fiscal 1996 of WF Corroon, net of L1.0 million in respect of other businesses acquired and sold;

--     less L5.0 million of cash held within businesses sold.

     During fiscal 1998, the net cash outflow for acquisitions less proceeds from disposals amounted to L32.3 million and consisted of L13.9 million for the 30% interest in Jaspers Wuppesahl, L5.0 million for the 30% interest in Assurandorgruppen, L12.4 million for the 50% interest in Gruppo Ital Brokers and L1.0 million for other acquisitions, net of disposal proceeds.

     During fiscal 1999, the net cash outflow for acquisitions less proceeds from disposals amounted to L10.5 million which included a payment of L10.3 million for a further 14.6% interest in Jaspers Wuppesahl increasing the Group's ownership to 44.6%. The Group has additional call rights whereby it may increase its ownership in Jaspers Wuppesahl to over 50% in 2012.

     In connection with many of its investments in associates, the Group retains rights to increase its ownership percentage of such associates over time, typically to a majority or 100% ownership position. In certain instances, the other owners of the associates also have rights, typically at a price calculated pursuant to a formula based on revenues or earnings, to put some or all of their shares in the associates to the Group.

     The Group is under a put obligation in connection with its stake in Gras Savoye in which it has a 33% interest. As part of the Gras Savoye transaction, the Group entered into a put arrangement, whereby the other shareholders in Gras Savoye (primarily two families, two insurance companies and Gras Savoye's executive management team) could put their shares to Willis. From 2001 to 2012, to the extent that such shareholders exercise their put rights, the Group would be obligated to buy such shares at a price determined by a contractual formula based on earnings and revenue, potentially increasing its ownership from 33% to 90% if all shareholders put their shares. Management shareholders of Gras Savoye (owning approximately 10% thereof) do not have general put rights between 2001 and 2012, but have certain put rights on their death, disability or retirement, pursuant to which payments are not expected to exceed L20 million. From 2001 to 2005, the incremental 57% of Gras Savoye may be put to Willis at a price equal to the greater of approximately 800 million French francs (L75.8 million at December 31, 1999 exchange rates) for the full 57% or a price based on the formula. After 2005, the put price is determined solely by the formula. The shareholders may put their shares individually at any time during the put period.

     While the management of neither Willis nor Gras Savoye expect significant exercises of the puts, on a separate or aggregate basis, in the near to medium term, nevertheless, management of Willis believes that, should the aggregate amount of shares be put to it, sufficient funds would be available to satisfy this obligation. In addition, the Company has a call option to move to majority ownership under certain circumstances and in any event by 2009. Upon exercising this call option, the remaining Gras Savoye shareholders have a put.

     Cash payments in connection with the renegotiated arrangements for administering the Sovereign run-off amounted to L12.0 million during fiscal 1998. This included pre-funding of estimated administrative costs for the first three years. Accordingly, no significant cash payments were made in fiscal 1999 although annual payments of about L2.0 million, also on a pre-funded basis, are expected to commence in fiscal 2000.

     Cash payments in connection with the Group's on-going pensions review amounted to L8.0 million in fiscal 1998 and L13.0 million in fiscal 1999 with further cash payments expected to total approximately L47.0 million over the next three fiscal years.

     There are also a number of legal proceedings against the Group, which together are not expected to have a material adverse effect on the Group's financial position. See "Business--Legal Proceedings."

     Capital expenditures for fiscal years 1997, 1998 and 1999, less the proceeds from disposals of fixed assets, were L21.8 million, L26.5 million, and L18.7 million, respectively. The Group has funded its requirements for capital expenditures by cash generated internally from operations and from external financing and expects to continue to do so in the future.

     The Group entered into a credit agreement on July 22, 1998. The credit agreement, as amended, is comprised of a term loan facility of $450 million under which portions of the loan mature on four different dates between 2005 and 2008 and a revolving credit facility of $150 million.

     Borrowings under the term loan portions of the credit agreement were borrowed in full on November 19, 1998 to refinance certain existing indebtedness of the Group, to make an intercompany loan to Trinity, and to finance the payment of fees and expenses incurred in connection with the tender offer by Trinity for the outstanding shares of the Company.

     The revolving credit portion is available for working capital requirements and general corporate purposes, subject to certain limitations. The revolving credit facility will be available on a revolving basis for loans denominated in U.S. dollars, pounds sterling and certain other currencies and for letters of credit, including to support loan note guarantees. At December 31, 1999 the revolving credit facility was undrawn.

     On February 2, 1999, Willis North America issued $550 million 9% Senior Subordinated Notes, the proceeds from which were used to repay short-term facilities. The Notes will mature on February 1, 2009 and interest will be payable thereon semi-annually on February 1 and August 1 of each year, commencing August 1, 1999.

     Willis North America has entered into an interest rate swap agreement pursuant to which its LIBOR-based floating rate interest payment obligations on the full amount of the term loans have been swapped for fixed rate interest payment obligations, resulting in an effective base rate of 5.099% per annum, plus the applicable margin, until the final maturity of such term loans. The swap agreement provides for a reduction of the notional amount of the swap obligation on a semi-annual basis and, to the extent the actual amount outstanding under the term loans exceeds the notional amount at any time, Willis North America would be exposed to the risk of increased interest rates on such excess.

     Willis North America has made loans to Trinity of the net proceeds from the term loans and the Notes. These loans to Trinity generally mirror the terms and maturity dates of the applicable underlying loans. The intercompany subordinated note currently bears interest at a rate equal to the interest rate on the Notes, plus 70 basis points, and the intercompany bank note bears interest at a rate equal to the interest rate for the term loans, plus 25 basis points. In addition, the indenture for the Notes permits Willis and its subsidiaries to make loans to Trinity so long as the proceeds of such loans are immediately used to make loans to the Company or its subsidiaries.

     The Company and its subsidiaries may pay interest on any intercompany note issued in favor of Trinity, and may make loans or pay dividends to Trinity in an amount sufficient to enable Trinity to pay interest and principal then due on any intercompany note issued by Trinity, intercompany subordinated note or intercompany bank note, in each case so long as such amounts are immediately repaid to the Company or its subsidiaries. The aggregate amount of intercompany notes issued in favor of Trinity outstanding at December 31, 1999 was $1,012.5 million, the aggregate amount of intercompany notes issued by Trinity outstanding was L614 million ($995 million).

     TA II Limited, of which the Company is an indirect wholly owned subsidiary, is relying wholly on the Group to provide funds sufficient for TA II Limited to pay dividends on its preference shares. The preference shares (with an aggregate liquidation preference of approximately $270 million) carry the right to a cumulative dividend of 8.5% per annum, excluding the amount of any associated tax credits. TA II Limited has the option to satisfy 1% per annum of this cumulative dividend by the issue of additional preference shares.

Item 9A -- Quantitative and Qualitative Disclosures about Market Risk

Foreign exchange risk management

The Group's objective is to maximise its cash flow in U.S. dollars. Within the U.K., approximately 50% of operating revenues arise in currencies other than sterling resulting in a significant mismatch between sterling revenues and sterling expenses. The Group's policy is to convert into sterling all revenues arising in currencies other than U.S. dollars together with sufficient U.S. dollar revenues to fund the remaining sterling expenses. Outside the U.K., only those cash flows necessary to fund mismatches between revenues and expenses are converted into local currency; amounts remitted to the U.K. are generally converted into sterling. These transactional currency exposures are managed by entering into forward exchange contracts. It is Group policy to hedge at least 25% of the next 12 months' exposures in significant currencies.

     The table below provides information about the Group's foreign currency forward exchange contracts that are sensitive to exchange rate risk. The table summarizes the sterling equivalent amounts of each currency bought and sold forward and the weighted average contractual exchange rates. All forward exchange contracts mature within two years.


                                             Settlement date before December 31,
                        ------------------------------------------------------------------------------
                                    2000                                    2001
                        ----------------    ----------------    ----------------      ----------------
                                                     Average                                   Average
                                                 contractual                               contractual
  December 31, 1999      Contract amount       exchange rate     Contract amount         exchange rate
   -----------------    ----------------    ----------------    ----------------      ----------------
                                               (denomination                             (denomination
                             (L million)              per L)         (L million)                per L)
  Foreign currency
  sold
  US Dollars                        34.0                1.59                12.6                  1.59
  Japanese Yen                       6.7              182.13                 4.6                165.99
  Euros                              6.6                1.43                 3.4                  1.47
                        ----------------    ----------------    ----------------      ----------------
  Total                             47.3                                    20.6
   =================    ================                        ================
  Fair Value(1)                      0.7                                      --
   =================    ================                        ================




                                             Settlement date before December 31,
                        ------------------------------------------------------------------------------
                                    1999                                    2000
                        ----------------    ----------------    ----------------      ----------------
                                                     Average                                   Average
                                                 contractual                               contractual
  December 31, 1998      Contract amount       exchange rate     Contract amount         exchange rate
  -----------------     ----------------    ----------------    ----------------      ----------------
                                               (denomination                             (denomination
                             (L million)              per L)         (L million)                per L)
  Foreign currency
  sold
  US Dollars                        41.5                1.58                21.4                  1.59
  Japanese Yen                       5.6              191.51                 4.3                 84.37
  Deutschemarks                      2.3                2.75                 5.1                  2.70
  French Francs                      1.6                8.33                  --                    --
  Italian Lire                       1.4            2,537.25                  --                    --
  Foreign currency
  bought
  Deutschemarks                    (10.4)               2.80                  --                    --
                        ----------------                        ----------------
  Total                             42.0                                    30.8
   =================    ================                        ================
  Fair Value(1)                      2.2                                     0.5
   =================    ================                        ================


(1) Represents the difference between the contract amount and the cash flow in sterling which would have been receivable had the foreign currency forward exchange contracts been entered into on December 31, 1999 or 1998 at the forward exchange rates prevailing at that date.

Interest rate risk management

The Group's operations are financed principally by bank borrowings and Notes. Interest rate swaps are used to generate the desired interest rate profile and to manage the Group's exposure to interest rate fluctuations. The Group's policy is to minimise its exposure to increases in interest rates on its borrowings. Accordingly, the majority of the Group's floating rate borrowings is currently hedged through the use of interest rate swaps.

     As a consequence of the Group's trading activities, there is a delay between the time the Group receives cash for premiums and claims and the time the cash needs to be paid. The Group earns interest on this `float', which is included in the Group's financial statements as investment income. This `float' is regulated in terms of access and the instruments in which it may be invested, most of which are short-term in maturity. The Group manages the interest rate risk arising from this exposure though the use of interest rate swaps, forward rate agreements and other option based financial instruments.

     It is Group policy that, for currencies with significant balances, a minimum of 25% of forecast income arising is hedged for each of the next three years.

     The table below provides information about the Group's derivative instruments and other financial instruments that are sensitive to changes in interest rates, including interest rate swaps and forward rate agreements. For interest rate swaps, the table presents notional principal amounts and average interest rates analyzed by expected maturity dates. Notional principal amounts are used to calculate the contractual payments to be exchanged under the contracts. The duration of interest rate swaps varies between one and five years, with an average re-fixing period of three months. Average variable rates are based on interest rates set at December 31, 1999 or, in the case of interest rate swaps not yet started, at the rates prevailing at December 31, 1999. The information is presented in sterling, which is the Group's reporting currency; the actual currencies of the instruments are indicated in parentheses.


                                         Expected to mature before December 31,
                             ---------------------------------------------------------------                                   Fair
December 31, 1999                 2000          2001         2002          2003         2004   Thereafter         Total     Value(1)
-------------------------   ----------    ----------   ----------    ----------   ----------   ----------    ----------   ----------
                                                                 (L million, except percentages)
Long-term debt
Principal ($)                                                                                         340                        283
 Fixed rate payable                                                                                   9.0%
Principal ($)                                      1            6             8            9          246                        270
 Variable rate payable                          8.10%        8.25%         8.22%        8.20%        8.47%
Interest rate swaps
Principal ($)                       99           125          190            27                                     441
 Fixed rate receivable            6.46%         5.44%        5.98%         6.62%                                   5.97%      (4.63)
 Variable rate payable            6.51%         6.81%        6.92%         6.98%                                   6.80%
Principal ($)                                                                                         262           262
 Fixed rate payable                                                                                  5.10%         5.10%       15.81
 Variable rate receivable                                                                            7.12%         7.12%
Principal (L)                       45            70           63            14                                     192
 Fixed rate receivable            7.19%         6.30%        6.52%         7.21%                                   6.65%      (0.57)
 Variable rate payable            6.71%         6.94%        7.03%         6.97%                                   6.92%
Principal (Euro)                     6             8           16                                                    30
 Fixed rate receivable            4.65%         4.38%        3.97%                                                 4.22%      (0.17)
 Variable rate payable            3.93%         4.46%        4.77%                                                 4.52%
Principal (Euro)                     3                                                                                3
 Fixed rate payable               4.61%                                                                            4.61%      (0.03)
 Variable rate receivable         3.85%                                                                            3.85%
Principal (Japanese Yen)                           5                                                                  5
 Fixed rate receivable                          1.70%                                                              1.70%        0.06
 Variable rate payable                          0.47%                                                              0.47%
Forward rate agreements
Principal (L)                       28                                                                               28
 Fixed rate receivable            6.63%                                                                            6.63%        0.01
 Variable rate payable            6.71%                                                                            6.71%
 ========================   ==========    ==========   ==========    ==========   ==========   ==========    ==========   ==========


(1) Represents the net present value of the expected cash flows discounted at current market rates of interest.


                                                     Expected to mature before December 31,
                                         ---------------------------------------------------------------                        Fair
December 31, 1998                              1999         2000         2001          2002         2006         Total      Value(1)
-------------------------------------    ----------   ----------   ----------    ----------   ----------    ----------   ----------
                                                                      (L million, except percentages)
Interest rate swaps
Principal ($)                                    97          170          119            16                        402          5.1
 Fixed rate receivable                         6.45%        6.43%        5.73%         5.78%                      6.20%
 Variable rate payable                         5.28%        5.20%        5.06%         5.06%                      5.17%
Principal ($)                                                                                        273           273          0.8
 Fixed rate payable                                                                                 5.10%         5.10%
 Variable rate receivable                                                                           5.06%         5.06%
Principal (L)                                    55           62           35            14                        166          4.4
 Fixed rate receivable                         7.92%        7.22%        6.52%         6.88%                      7.27%
 Variable rate payable                         6.75%        6.55%        6.13%         6.13%                      6.49%
Principal (Deutschemarks)                         4            7            7                                       18          0.3
 Fixed rate receivable                         4.55%        4.65%        4.23%                                    4.48%
 Variable rate payable                         3.65%        3.48%        3.36%                                    3.48%
Principal (Deutschemarks)                                      4                                                     4         (0.1)
 Fixed rate payable                                         4.61%                                                 4.61%
 Variable rate receivable                                   3.56%                                                 3.56%
Principal (Italian Lire)                          2                         3                                        5          0.1
 Fixed rate receivable                         7.11%                     4.69%                                    5.77%
 Variable rate payable                         4.59%                     3.25%                                    3.85%
Principal (Japanese Yen)                          7                         4                                       11          0.1
 Fixed rate receivable                         1.45%                     1.70                                     1.54%
 Variable rate payable                         0.40%                     0.22%                                    0.33%
Forward rate agreements
Principal (L)                                    56                                                                 56          0.2
 Fixed rate receivable                         7.02%                                                              7.02%
 Variable rate payable                         6.13%                                                              6.13%
=====================================    ==========   ==========   ==========    ==========   ==========    ==========   ==========


(1) Represents the net present value of the expected cash flows discounted at current market rates of interest.


     For further discussion about the Group's financial instruments, see Note 25 of Notes to the Financial Statements.

Item 10 -- Directors and Officers of Registrant

The business of the Company and the strategic direction of the Group are managed by a Board of 8 directors, comprising executive and non-executive directors. Day to day management is delegated to the Group Executive Committee of the Board of the Company consisting of the Executive Chairman, the executive directors, and one senior Group executive who is not an executive director. The directors and officers of the Company at December 31, 1999 were:


Executive Directors

John Reeve, aged 55, joined the board of directors on September 19, 1995 and became Executive Chairman on December 1, 1995. He was managing director of Sun Life Corporation plc between April 1989 and October 1995. He is also a non-executive director of Temple Bar Investment Trust plc and a member of the executive committee and board of directors of the International Insurance Society, Inc.

     Richard J.S. Bucknall, aged 51, joined the board of directors on November 1, 1998. He is chief executive of the Group's Global Specialities unit and, from October 1999, of U.K. Retail. He also has executive responsibilities for the discontinued U.K. underwriting operations. Mr. Bucknall has 33 years of experience in the insurance brokerage industry, of which 14 years have been at the Company.

     Thomas Colraine, aged 41, has been the Group Finance Director since September 1997 and joined the board of directors of the Company on August 31, 1997. From January 1995 to October 1996, he was chief financial officer of the Group's North American operations and was change program director from October 1996 to September 1997. Mr. Colraine has 11 years of experience in the insurance brokerage industry, all 11 years of which have been at the Company.

     Brian D. Johnson, aged 57, joined the board of directors on January 1, 1993. He is an actuary and he is chief executive of the Group's North American Retail and U.S. Wholesale operations. Mr. Johnson has 36 years of experience in the insurance brokerage industry, of which 34 years have been at the Company.

     Patrick Lucas, aged 60, joined the board of directors on April 15, 1998 as a non-executive director. He is the Managing Partner of Gras Savoye, and Chairman and Chief Executive Officer of Gras Savoye S.A. and Gras Savoye Reassurance. Mr. Lucas has 34 years of experience in the insurance brokerage industry.

     George F. Nixon, aged 59, joined the board of directors on January 1, 1993. He was the executive responsible for the Group's U.K. retail activities until October 1999. He is chairman of the Company's European Retail Advisory Board and of the Knowledge Management Steering Group. Mr. Nixon has 43 years of experience in the insurance brokerage industry, of which 35 years have been at the Company.

     John M. Pelly, aged 46, joined the board of directors on November 1, 1998. He is chairman and chief executive of Reinsurance. Mr. Pelly has 27 years of experience in the insurance brokerage industry, all 27 years of which have been at the Company.

     Kenneth H. Pinkston, aged 57, joined the board of directors on January 1, 1993. He was until October 1999 the executive responsible for North American Retail, U.S. Wholesale, Asia-Pacific and the rest of the world. From October 1999 he is the executive responsible for developing strategic carrier relationships in North America and undertaking specific global assignments for the Board. Mr. Pinkston has 36 years of experience in the insurance brokerage industry, of which 28 years have been at the Company.


Officers

Michael P. Chitty, aged 48, has been Company Secretary since January 1, 1995. From April 1983 to October 1990 he was Secretary and from October 1990 to December 1994 he was Joint Secretary. Mr. Chitty has 23 years of experience in the insurance brokerage industry, all 23 years of which have been at the Company.


General

There are no family relationships among the directors and officers of the Company.

Item 11 -- Compensation of Directors and Officers

In the fiscal year ended December 31, 1999, the aggregate compensation (including directors' fees, pension plan contributions and bonuses) paid to or accrued for all the directors and officers of the Company as a group (9 persons) was L4,383,369. The aggregate amount of compensation (including pension contributions) of the highest paid director in the fiscal year was L1,000,611.

     The aggregate amount set aside or accrued to provide pension, retirement and similar benefits for the directors and officers of the Company during the year ended December 31, 1999 was L933,271.


Executive Directors

The remuneration of each director is reviewed annually to ensure that the directors are rewarded for their contribution as well as motivating them to improve the Group's performance against agreed targets.

     The directors' remuneration is made up of basic salary, performance-related incentives and benefits. The Annual Incentive Plan provides a cash bonus to middle and senior management as well as the directors based on performance by reference to the Group's results and agreed qualitative objectives.

     Pensions for the U.K. directors, other than J. Reeve, are provided for through an Inland Revenue approved final salary plan funded by the Group under which they are entitled to a pension on retirement at age 60. Similar arrangements exist for the U.S. executive directors except that a significant proportion of the benefit is provided through non-qualified unfunded plans. An unfunded pension plan has been established for J. Reeve under which he is entitled to receive a pension from November 1, 2000.


Non-executive Directors

The Board determines the non-executive directors' fees which relate to their services in connection with Board and Committee meetings, or for services to the Group outside normal Board duties. Until September 30, 1999 the non-executive director received an annual fee of L21,000 and a daily travel allowance of L650 for attending meetings outside his country of residence. From October 1, 1999, he receives a daily attendance allowance of L1,500.


Item 12 -- Options to Purchase Securities from Registrant or Subsidiaries

There are no options existing for the purchase of Securities from the Company or its subsidiaries.


Item 13 -- Interest of Management in Certain Transactions

See Note 29 of Notes to the Financial Statements.

                                    PART III

Item 15 -- Defaults Upon Senior Securities

None.


Item  16  -- Changes  in  Securities  and  Changes  in Security  for  Registered
              Securities and Use of Proceeds.

None.








                                    PART IV

Item 18 -- Financial Statements

See pages F-1 through F-50 and S-1.


Item 19 -- Financial Statements and Exhibits

(a) Financial Statements

The following financial statements and schedule, together with the reports of Deloitte & Touche and Ernst & Young thereon, are filed as part of this annual report:

Reports of Independent Auditors                                              F-1

Consolidated Financial Statements

     Consolidated Statement of Income                                        F-3

     Consolidated Balance Sheet                                              F-4

     Consolidated Statement of Movements in Shareholders' Equity             F-5

     Consolidated Statement of Cash Flows                                    F-6

     Consolidated Statement of Total Recognized Gains and Losses             F-7

     Notes to the Financial Statements                                       F-8


Schedule

     Schedule II -- Valuation and Qualifying Accounts                        S-1


(b) Exhibits

None

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                 WILLIS GROUP LIMITED
                                 (Registrant)

                                 By: T COLRAINE
                                 ----------------------------------------------
                                 Name: T Colraine
                                 Title: Group Finance Director
Dated: London, March 20, 2000

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                  WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES
                         REPORT OF INDEPENDENT AUDITORS

To: The Board of Directors
Willis Group Limited
We have audited the consolidated financial statements of Willis Group Limited and its subsidiary undertakings for the year ended December 31, 1999 on pages F-3 to F-50 inclusive. Our audit also included the financial statement schedule as of and for the year ended December 31, 1999 listed in the Index at Item 19(a). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with auditing standards generally accepted in the United Kingdom, which do not differ in any material respects from auditing standards generally accepted in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the accounts. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall account presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Willis Group Limited and its subsidiary undertakings at December 31, 1999 and the results of their operations and their cash flows for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United Kingdom (which differ in certain material respects from generally accepted accounting principles in the United States -- See Note 31). Also, in our opinion, the related financial statement schedule for the year ended December 31, 1999 when considered in relation to the financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.


                            Deloitte & Touche
                            Chartered Accountants and Registered Auditors

London, England.
March 20, 2000

                  WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES
                         REPORT OF INDEPENDENT AUDITORS


To: The Board of Directors
Willis Group Limited
We have audited the accompanying consolidated balance sheet of Willis Group Limited as of December 31, 1998 and the related consolidated statements of income, movements in shareholders' equity, cash flows and total recognized gains and losses for the year ended December 31, 1997 and the periods January 1 to September 1, 1998 and September 2 to December 31, 1998. We also audited the financial statement schedule listed in the Index at Item 19(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

     We conducted our audits in accordance with United Kingdom auditing standards which do not differ in any significant respect from United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Willis Group Limited at December 31, 1998 and the consolidated results of its operations and its consolidated cash flows for the year ended
December 31, 1997 and the periods January 1 to September 1, 1998 and September 2 to December 31, 1998, in conformity with accounting principles generally accepted in the United Kingdom, which differ in certain respects from those followed in the United States (see Note 31 of Notes to the Financial Statements). Also, in our opinion, the related financial statement schedule, for the year ended December 31, 1997 and the period January 1 to September 1, 1998 and September 2 to December 31, 1998, when considered in relation to the financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.


                            Ernst & Young

London, England
March 20, 2000


                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES
                        CONSOLIDATED STATEMENT OF INCOME

                                                      Year ended         September 2 to          January 1 to            Year ended
                                                    December 31,           December 31,          September 1,          December 31,
                                      Note                  1999                   1998                  1998                  1997
--------------------    ------------------    ------------------     ------------------    ------------------    ------------------
                                                                                   (L million)
Commissions and fees                     3                 727.8                  236.0                 441.9                 652.3
Interest and
investment income                        5                  38.6                   13.4                  26.9                  41.7
                                              ------------------     ------------------    ------------------    ------------------
Total operating
revenues                                                   766.4                  249.4                 468.8                 694.0
Operating expenses
before exceptional
items                                                     (714.8)                (223.4)               (412.0)               (601.9)
Exceptional items                                          (54.6)                  (5.0)                (35.8)                   --


Operating expenses                                        (769.4)                (228.4)               (447.8)               (601.9)
                                              ------------------     ------------------    ------------------    ------------------
Total operating
(loss)/income                            5                  (3.0)                  21.0                  21.0                  92.1
Gain/(loss) on
disposal/closure of
operations                                                   1.5                   (1.3)                (28.0)                  2.2
Share of profit/
(loss) of associates                                         6.6                   (1.4)                  7.7                   1.9
Interest income                          7                  56.8                    7.1                    --                    --
Interest expense                         8                 (54.2)                  (8.3)                 (2.0)                 (0.7)
                                              ------------------     ------------------    ------------------    ------------------
Income/(loss) before
taxation                                 9                   7.7                   17.1                  (1.3)                 95.5
Taxation                                10                 (11.1)                 (40.9)                (13.5)                (38.1)
                                              ------------------     ------------------    ------------------    ------------------
(Loss)/income after
taxation                                                    (3.4)                 (23.8)                (14.8)                 57.4
Equity minority
interests                                                   (3.0)                  (1.9)                 (0.8)                 (0.5)
                                              ------------------     ------------------    ------------------    ------------------
Net (loss)/income (i)                                       (6.4)                 (25.7)                (15.6)                 56.9
Dividends                               11                 (74.8)                    --                 (22.2)                (27.6)
                                              ------------------     ------------------    ------------------    ------------------
Retained (loss)/
income                                                     (81.2)                 (25.7)                (37.8)                 29.3
                                              ==================     ==================    ==================    ==================
Per ordinary share (i)
Net (loss)/income                       12                  (1.4)p                 (6.0)p                (3.7)p                13.6p
                                              ==================     ==================    ==================    ==================
Average number of
ordinary shares
outstanding (in
millions)                                                  470.8                  427.1                 424.6                 421.5
==========================================    ==================     ==================    ==================    ==================


(i) A summary of the significant adjustments to net income that would be required if United States generally accepted accounting principles were to be applied instead of those generally accepted in the United Kingdom is set forth in Note 31.

The Notes to the Financial Statements are an integral part of these Financial Statements.


                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES
                           CONSOLIDATED BALANCE SHEET


                                                                                           December 31,
                                                                -------------------------------------------------------------------
                                                        Note                 1999                                1998
 -----------------------------------------    --------------   --------------------------------    --------------------------------
ASSETS                                                                                     (L million)
Current assets
Cash and short-term deposits                                                              329.3                               317.1
Investments                                               13                              294.5                               281.6
Receivables                                               14                            3,878.6                             3,794.6
                                                                                 --------------                      --------------
 Total current assets                                                                   4,502.4                             4,393.3
Fixed assets
Intangible assets                                         15              30.1                               19.7
Tangible assets                                           16             135.7                              141.6
Investments                                               17              46.6                               34.4
                                                                --------------                     --------------
 Total fixed assets                                                                       212.4                               195.7
                                                                                 --------------                      --------------
Total assets                                                                            4,714.8                             4,589.0
 =========================================                                       ==============                      ==============

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Trade payables                                                                          2,985.6                             2,860.3
Corporate tax                                                                              29.8                                17.7
Accruals and deferred income                                                               72.8                                67.6
Bank loans and overdrafts                                 19                                1.6                               352.7
Other                                                     18                              746.3                               817.4
                                                                                 --------------                      --------------
 Total current liabilities                                                              3,836.1                             4,115.7
Noncurrent liabilities
Bank loans                                                19             270.1                              276.4
Loan notes                                                19             334.6                                 --
Other                                                     20              36.6                                5.0
                                                                --------------                     --------------
 Total noncurrent liabilities                                                             641.3                               281.4
Provisions for liabilities and charges                    22                              124.5                                94.8
Equity minority interests                                                                  11.1                                 8.1
                                                                                 --------------                      --------------
 Total liabilities and minority interests                                               4,613.0                             4,500.0
Shareholders' equity (i)
Share capital                                                             59.5                               53.6
Share premium                                                            118.0                               28.5
Revaluation reserve                                                       14.9                               14.9
Retained earnings/(deficit)                                              (90.6)                              (8.0)
                                                                --------------                     --------------
 Total shareholders' equity                                                               101.8                                89.0
                                                                                 --------------                      --------------
Total liabilities and shareholders'
equity                                                                                  4,714.8                             4,589.0
 =========================================                                       ==============                      ==============


(i) A summary of the significant adjustments to shareholders' equity that would be required if United States generally accepted accounting principles were to be applied instead of those generally accepted in the United Kingdom is set forth in Note 31.

The Notes to the Financial Statements are an integral part of these Financial Statements.

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES
           CONSOLIDATED STATEMENT OF MOVEMENTS IN SHAREHOLDERS' EQUITY



Authorized Share Capital                                                                                     Ordinary Shares
 ---------------------------------------------------------------------------------------------------   ----------------------------
                                                                                                       Number (000)     (L million)
At January 1, 1997, and December 31, 1997, 1998 and 1999                                                    528,000            66.0
 ===================================================================================================   ============    ============
                                                            Issued Share Capital
                                                       -----------------------------           Share    Revaluation        Retained
Issued Share Capital and Reserves                             Ordinary Shares             premium(i)     reserve(i)    earnings(ii)
 ---------------------------------------------------   -----------------------------    ------------   ------------    ------------
                                                         Number (000)                           (L million)
At January 1, 1997                                            420,077           52.5            18.0           14.9            66.5
Retained income                                                    --             --              --             --            29.3
Issued for acquisitions                                         1,545            0.2             1.8             --              --
Issued under employee share plans                               1,352            0.2             1.6             --              --
Goodwill on acquisitions eliminated (iii)                          --             --              --             --           (68.9)
Goodwill reinstated on disposals                                   --             --              --             --             6.6
Exchange adjustments                                               --             --              --             --             1.9
                                                         ------------   ------------    ------------   ------------    ------------
At December 31, 1997                                          422,974           52.9            21.4           14.9            35.4
Retained income                                                    --             --              --             --           (63.5)
Scrip dividends                                                 1,758            0.2             2.2             --              --
Issued under employee share plans                               3,683            0.5             4.9             --              --
Goodwill on acquisitions eliminated (iv)                           --             --              --             --             0.2
Goodwill reinstated on disposals                                   --             --              --             --            30.4
Exchange adjustments                                               --             --              --             --           (10.5)
                                                         ------------   ------------    ------------   ------------    ------------
At December 31, 1998                                          428,415           53.6            28.5           14.9            (8.0)
Retained income                                                    --             --              --             --           (81.2)
Convertible loan conversion                                    46,465            5.7            87.2             --              --
Issued for cash                                                 1,250            0.2             2.3             --              --
Goodwill reinstated on disposals                                   --             --              --             --             4.8
Exchange adjustments                                               --             --              --             --            (6.2)
                                                         ------------   ------------    ------------   ------------    ------------
At December 31, 1999                                          476,130           59.5           118.0           14.9           (90.6)
 ====================================================    ============   ============    ============   ============    ============


(i)  The share premium and revaluation reserve are not distributable.
(ii) Retained earnings at December 31, 1999 included L8.5 million (1998: L4.1 million, 1997: L2.9 million) in respect of associates.
(iii)Goodwill eliminated in 1997 comprised subsidiaries (L20.8 million) and associates (L48.1 million).
(iv) Goodwill eliminated in 1998 comprised adjustments relating to subsidiaries acquired before December 31, 1997.
(v) The cumulative amount of goodwill eliminated before December 31, 1997, net of goodwill relating to subsidiaries sold, amounts to L537.3 million.
(vi) Trinity Acquisition Limited ("Trinity") has the right to convert the preferred shares it holds in a non-U.K. subsidiary into 563,580 ordinary shares of Willis Group Limited ("ordinary shares") at any time up to December 31, 2002.


The Notes to the Financial Statements are an integral part of these Financial Statements.

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES
                      CONSOLIDATED STATEMENT OF CASH FLOWS


                                                      Year ended         September 2 to          January 1 to            Year ended
                                                    December 31,           December 31,          September 1,          December 31,
                                      Note                  1999                   1998                  1998                  1997
--------------------    ------------------    ------------------     ------------------    ------------------    ------------------
                                                                                   (L million)

Net cash inflow/
(outflow) from
operating activities                    24                 130.4                  (97.7)                127.5                 113.4
                                              ------------------     ------------------    ------------------    ------------------
Dividends from
associates                                                   2.2                    0.5                   1.9                   0.9
                                              ------------------     ------------------    ------------------    ------------------
Returns on
investments and
servicing of finance
Interest paid                                              (44.8)                  (1.1)                 (1.8)                 (0.6)
Interest received                                           47.8                     --                    --                    --
Bank fees on
borrowings                                                  (4.7)                  (9.6)                   --                    --
Minority dividend
paid                                                        (1.1)                    --                    --                    --
Interest element of
finance lease rental
payments                                                      --                     --                  (0.1)                 (0.1)
                                              ------------------     ------------------    ------------------    ------------------
Net cash outflow for
returns on
investment and
servicing of finance                                        (2.8)                 (10.7)                 (1.9)                 (0.7)
                                              ------------------     ------------------    ------------------    ------------------
Taxation                                                   (12.8)                 (18.5)                 (8.4)                (23.7)
                                              ------------------     ------------------    ------------------    ------------------
Capital expenditure
and financial
investment
Purchase of tangible
fixed assets                                               (25.1)                  (9.8)                (20.1)                (26.5)
Sale of tangible
fixed assets                                                 6.4                    1.0                   2.4                   4.7
Purchase of fixed
asset investments                                           (0.2)                    --                  (1.9)                 (5.0)
Sale of fixed asset
investments                                                  0.8                     --                    --                    --
                                              ------------------     ------------------    ------------------    ------------------
Net cash outflow for
capital expenditure
and financial
investment                                                 (18.1)                  (8.8)                (19.6)                (26.8)
                                              ------------------     ------------------    ------------------    ------------------
Acquisitions and
disposals
Purchase of
subsidiaries                                               (10.2)                 (16.7)                 (1.5)                (17.1)
Purchase of
associates                                                 (10.6)                  (5.7)                (14.9)                (35.6)
Sale of subsidiaries                                         9.0                    1.6                   5.0                  10.5
Net cash transferred
on purchase/sale of
subsidiaries                                                 1.3                   (2.3)                  2.2                  (0.5)
                                              ------------------     ------------------    ------------------    ------------------
Net cash outflow for
acquisitions and
disposals                                                  (10.5)                 (23.1)                 (9.2)                (42.7)
                                              ------------------     ------------------    ------------------    ------------------
Equity dividends
paid                                                       (49.2)                  (7.6)                (19.8)                (26.6)
                                              ------------------     ------------------    ------------------    ------------------
Cash flow before
management of liquid
resources and
financing                                                   39.2                 (165.9)                 70.5                  (6.2)
                                              ------------------     ------------------    ------------------    ------------------
Management of liquid
resources                                                  (35.2)                 122.2                 (66.8)                  2.8
                                              ------------------     ------------------    ------------------    ------------------
Financing
Issue of ordinary
shares                                                       2.5                    4.0                   0.7                   0.3
Amounts due from
parent company                                              23.0                 (858.3)                   --                    --
Amounts due to
parent company                                              (7.8)                 332.6                    --                    --
Convertible
debentures                                                    --                   (0.2)                   --                    --
Debt due within a
year:
 Increase in short-
term borrowings                                               --                  349.4                    --                    --
 Decrease in short-
term borrowings                                           (351.0)                    --                    --                    --
Debt due beyond a
year:
 Increase in long-
term borrowings                                               --                  307.9                  32.6                  15.7
 Decrease in long-
term borrowings                                            (11.4)                 (99.2)                   --                    --
Issue of Senior
Subordinated Notes                                         333.3                     --                    --                    --
Capital element of
finance lease rental
payments                                                      --                     --                  (0.6)                 (1.0)
                                              ------------------     ------------------    ------------------    ------------------
Net cash inflow/
(outflow) from
financing                                                  (11.4)                  36.2                  32.7                  15.0
                                              ------------------     ------------------    ------------------    ------------------
Increase/(decrease)
in cash                                                     (7.4)                  (7.5)                 36.4                  11.6
==========================================    ==================     ==================    ==================    ==================


(i) Acquisitions and disposals and financing activities not involving cash consideration: The fair value of ordinary shares issued in connection with acquisitions in 1997 amounted to L2.0 million.
(ii) The significant differences between the consolidated statement of cash flows presented above and that required under U.S. GAAP are described in
     Note 31.

The Notes to the Financial Statements are an integral part of these Financial Statements.

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES
           CONSOLIDATED STATEMENT OF TOTAL RECOGNIZED GAINS AND LOSSES




                                                               Year ended     September 2 to        January 1 to         Year ended
                                                             December 31,       December 31,        September 1,       December 31,
                                                                     1999               1998                1998               1997
-----------------------------------------------------    ----------------   ----------------    ----------------   ----------------
                                                                                        (L million)
Net (loss)/income
Parent and subsidiaries                                             (11.1)             (22.6)              (23.1)              55.4
Associates                                                            4.7               (3.1)                7.5                1.5
                                                         ----------------   ----------------    ----------------   ----------------
                                                                     (6.4)             (25.7)              (15.6)              56.9
Currency translation differences
Subsidiaries                                                         (4.9)              (7.8)               (2.2)               1.4
Associates                                                           (1.3)              (0.5)                 --                0.5
                                                         ----------------   ----------------    ----------------   ----------------
Total recognized gains and losses for the financial
year                                                               (12.6)             (34.0)              (17.8)               58.8
=====================================================    ================   ================    ================   ================


(i) A statement of Comprehensive Income under U.S. GAAP is set forth in Note 31 of Notes to the Financial Statements.

The Notes to the Financial Statements are an integral part of these Financial Statements.

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES
                        NOTES TO THE FINANCIAL STATEMENTS


Note 1 -- Accounting policies

Basis of preparation

The consolidated financial statements of Willis Group Limited (the "Company") and its subsidiaries (together, the "Group") have been prepared on the going concern basis under the historical cost convention as modified by the revaluation of certain land and buildings. The Group's consolidated financial statements comply with accounting standards applicable in the United Kingdom.

     The Company was acquired by Trinity effective September 2, 1998. While this acquisition has no impact on the basis of accounting for the Company, in accordance with the requirements of the U.S. Securities and Exchange Commission, financial information for the periods January 1 to September 1, 1998, and September 2 to December 31, 1998 is presented separately. Under U.S. GAAP, the acquisition establishes a new basis of accounting for the Company from September 2, 1998 as described in Note 31.


Basis of consolidation

The Group's consolidated financial statements incorporate those of the Company and its subsidiaries based on financial statements drawn up to December 31. Significant inter-company transactions and balances are eliminated on consolidation. Interests of outside shareholders in non-wholly owned subsidiaries are shown as minority interests. Associates, being those entities in which the Group has a long-term equity interest and over which it exercises significant influence, are included on the basis of the Group's proportion of the operating profit and loss, interest expense, taxation and net assets (the equity method). The results of subsidiaries and associates acquired or disposed of during the year are included from or to the relevant dates of acquisition or disposal.


Goodwill

Goodwill arising on acquisitions occurring after January 1, 1998 is capitalized and amortized on a straight-line basis over its estimated useful economic life, determined on the individual circumstances of each business acquired but limited to a maximum period of 20 years. Goodwill on acquisitions completed before January 1, 1998 was eliminated against retained earnings and, as permitted by Financial Reporting Standard ("FRS") 10, has not been reinstated. On disposal of a business acquired before January 1, 1998, any goodwill which was previously eliminated against retained earnings is reinstated and charged to the income statement.


Revenue recognition

The Group takes credit for commission (or fees negotiated instead of commission) at the date when the insured is debited or at the inception date of the policy, whichever is the later. Commissions on return and additional premiums and adjustments are brought into account as and when these occur; other fees and commissions are accounted for on a receivable basis.


Insurance brokering receivables and payables

Insurance brokers usually act as agents in placing the insurable risks of their clients with insurers and, as such, generally are not liable as principals for amounts arising from such transactions. Notwithstanding the legal relationships with clients and insurers, insurance brokers are entitled to retain investment income on any cashflows arising from insurance brokering transactions; accounting standards require receivables and payables arising from such transactions to be shown as assets and liabilities.

     Debit and credit balances arising from insurance brokering transactions are reported as separate assets or liabilities unless such balances are due to or from the same party and the offset would survive the insolvency of that party, in which case they are aggregated into a single net balance.

     Funds held in connection with insurance brokering transactions are generally required to be held in regulated bank accounts subject to local operating guidelines and are not generally available for purposes other than settling insurance brokering transactions.

Currency translation

Transactions in currencies other than sterling are recorded at the rate of exchange at the date of the transaction, or, in the case of forward contracts in respect of the current year's income, at the contracted rate. Assets and liabilities in foreign currencies are translated into sterling at the rates of exchange ruling at the balance sheet date. Exchange differences arising on the translation of the net assets of non-U.K. subsidiaries and associates, and the exchange differences arising on foreign currency borrowings taken out to provide a hedge against the exchange risk associated with those investments, are taken to retained earnings.

     The results of overseas subsidiaries and associates are translated into sterling at average rates of exchange and the difference between average rates and year end rates is taken to retained earnings. Other exchange differences are taken to income.


Depreciation

Depreciation is calculated on a straight line basis at rates estimated to write down the value of assets over their expected useful lives. Depreciation on freehold buildings and long leaseholds is provided at 2% per annum. Other leaseholds are written off over the remaining period of the lease. Depreciation on fixed plant, furniture, equipment and vehicles is provided at rates between 4% and 33 1/3% per annum. No depreciation is provided on freehold land.


Deferred tax

Deferred tax assets and liabilities are accounted for using the liability method for all timing differences to the extent that it is probable that an asset or liability will crystallize. No provision is made for tax that would be payable on the disposal of revalued properties until it is decided in principle to dispose of the asset.


Pensions

The regular cost of providing benefits is charged to operating income over the employees' service lives on the basis of a constant percentage of pensionable earnings. Variations from regular cost, arising from periodic actuarial valuations, are allocated to operating income on a systematic basis over the expected remaining service lives of current employees.


Financial derivatives

The Group uses derivative instruments for hedging purposes to alter the risk profile of an existing underlying exposure. Interest rate swaps are used to manage interest risk exposures and interest differentials are recognised over the period of the contract. Forward foreign currency exchange contracts are used to manage currency exposures arising from future income and gains or losses based on the contracted rate are recognised on maturity of the contract.

Note 2 -- Major acquisitions and disposals

Year ended December 31, 1997

There were no material acquisitions of subsidiaries in 1997.

Willis Faber & Dumas (Agencies) Limited ("WF&D Agencies")

WF&D Agencies, a Lloyd's members' agent, was disposed of in October 1997.

Gras Savoye & Cie ("Gras Savoye")

On December 30, 1997, the Group acquired a 33% interest in Gras Savoye for a cash consideration of L47.8 million, of which L15.2 million was paid in July 1998. Goodwill eliminated against retained earnings amounted to L46.0 million.


Year ended December 31, 1998

Gruppo Ital Brokers

The Group acquired a 50% interest in Gruppo Ital Brokers in July 1998 for a consideration of L13.0 million. Following this acquisition, a merger was effected with the Group's existing Italian associate to form Willis Italia SpA.

S&C Willis Corroon Correduria de Seguros y Reaseguros SA

The Group increased its investment from 48% to 60% in July 1998 and reorganized its existing Spanish and Portuguese operations.

Professional Liability Underwriting Management ("PLUM")

The Group's professional liability wholesale operation in the United States was closed in May 1998. The loss on closure amounted to L30.3 million including attributable goodwill which had previously been eliminated against retained earnings.


Year ended December 31, 1999

There were no material acquisitions or disposals of subsidiaries in 1999.

The effect of acquiring subsidiaries (including major acquisitions), all of which were accounted for under the purchase method of accounting, was as follows:


                                                                                              Year ended December 31,
                                                                                 --------------------------------------------------
                                                                                           1999              1998              1997
 -----------------------------------------------------------------------------   --------------    --------------    --------------
                                                                                                    (L million)
Net assets acquired
Tangible assets                                                                             0.9               4.3               3.9
Fixed asset investments                                                                      --               0.6               0.3
Receivables                                                                                10.3              33.3              21.0
Cash and investments                                                                        1.2               3.2               4.7
Payables                                                                                  (11.8)            (34.9)            (19.3)
Provisions for liabilities and charges                                                       --                --              (3.9)
Minority interest                                                                          (1.2)             (2.7)             (3.5)
Goodwill                                                                                   11.9              19.7              20.8
Net assets previously reported as associates                                                 --              (2.0)             (2.6)
                                                                                 --------------    --------------    --------------
                                                                                           11.3              21.5              21.4
 =============================================================================   ==============    ==============    ==============
Cost of Acquisitions
Cash                                                                                        9.2              17.5              17.1
Deferred consideration                                                                      2.1               4.0               2.3
Shares issued                                                                                --                --               2.0
                                                                                 --------------    --------------    --------------
                                                                                           11.3              21.5              21.4
 =============================================================================   ==============    ==============    ==============


The cash outflow of L10.2 million shown as "purchase of subsidiaries" in the Consolidated Statement of Cash Flows includes L1.0 million relating to deferred consideration paid during 1999 in respect of acquisitions completed in prior years.

     These acquisitions would have had no material impact on the results for 1997, 1998 and 1999 had they been consummated at the beginning both of the respective years of acquisition and of the immediate preceding years.

The effect of the above, and other, disposals (including provisional liquidation) was as follows:


                                                                                              Year ended December 31,
                                                                                 --------------------------------------------------
                                                                                           1999              1998              1997
 -----------------------------------------------------------------------------   --------------    --------------    --------------
                                                                                                    (L million)
Net assets disposed of
Tangible assets                                                                              --               0.6               0.6
Receivables                                                                                 0.9               2.8               8.1
Deposits and cash                                                                          (0.1)              3.3               5.2
Payables                                                                                   (0.8)             (5.2)            (11.0)
                                                                                 --------------    --------------    --------------
                                                                                             --               1.5               2.9
Minority interest                                                                            --              (0.3)               --
Goodwill written off                                                                        3.0              30.1               2.5
Gain/(loss) on disposal                                                                     1.5             (27.5)              2.2
                                                                                 --------------    --------------    --------------
Total Proceeds                                                                              4.5               3.8               7.6
 =============================================================================   ==============    ==============    ==============
Satisfied by
Cash                                                                                        4.5               3.0               4.5
Deferred consideration                                                                       --               0.8               3.1
                                                                                 --------------    --------------    --------------
                                                                                            4.5               3.8               7.6
 =============================================================================   ==============    ==============    ==============


Operations sold during 1997 comprised WF&D Agencies which was sold on October 20, 1997 and Willis Corroon France SA on December 30, 1997. The contribution to Group income up to their respective dates of disposal was L5.1 million and L(0.5) million.

     The subsidiaries disposed of during the year did not have a material effect on the Group's operating cash flow.

     The L9.0 million shown as "Sale of subsidiaries" in the Consolidated Statement of Cash Flows includes L4.5 million relating to deferred consideration received during 1999 in respect of disposals completed in prior years.

Note 3 -- Segmental analysis


                                                                  Year ended    September 2 to      January 1 to         Year ended
Geographical analysis by                                        December 31,      December 31,      September 1,       December 31,
location of client                                                      1999              1998              1998               1997
---------------------------------------------------------    ---------------   ---------------   ---------------    ---------------
                                                                                          (L million)
Commissions and fees
United Kingdom                                                         163.2              55.1             110.2              165.0
North America                                                          391.0             125.5             242.5              355.8
Rest of the World                                                      173.6              55.4              89.2              131.5
                                                             ---------------   ---------------   ---------------    ---------------
                                                                       727.8             236.0             441.9              652.3
=========================================================    ===============   ===============   ===============    ===============


The above table analyzes commissions and fees by the address of the client from whom the business is derived. This does not necessarily reflect the original source or location of the business.


                                    Year ended    September 2 to       January 1 to        Year ended
                                  December 31,      December 31,       September 1,      December 31,
Geographical analysis by
location of company                       1999              1998               1998              1997
 ---------------------------   ---------------   ---------------    ---------------   ---------------
                                                             (L million)
Commissions and fees
United Kingdom                           280.6              87.8              190.9             276.9
North America                            359.7             115.9              223.6             325.2
Rest of the World                         87.5              32.3               27.4              50.2
                               ---------------   ---------------    ---------------   ---------------
                                         727.8             236.0              441.9             652.3
                               ---------------   ---------------    ---------------   ---------------
Total operating revenues
United Kingdom                           306.4              96.4              209.0             305.2
North America                            370.9             119.8              231.5             336.5
Rest of the World                         89.1              33.2               28.3              52.3
                               ---------------   ---------------    ---------------   ---------------
                                         766.4             249.4              468.8             694.0
                               ---------------   ---------------    ---------------   ---------------
Operating income
United Kingdom                           (25.2)              8.6               (4.5)             56.5
North America                              5.4               3.6               22.1              27.7
Rest of the World                         16.8               8.8                3.4               7.9
                               ---------------   ---------------    ---------------   ---------------
                                          (3.0)             21.0               21.0              92.1
                               ---------------   ---------------    ---------------   ---------------
Depreciation and
amortization                              26.8               8.9               15.5              22.7
                               ---------------   ---------------    ---------------   ---------------
Capital expenditure                       26.6               9.8               20.1              26.5
 ===========================   ===============   ===============    ===============   ===============




                                                         December 31,
                                               ---------------------------------
                                                          1999              1998
 ------------------------------------------    ---------------   ---------------
                                                          (L million)
Net assets
United Kingdom                                           (29.1)            (27.9)
North America                                             73.9              84.8
Rest of the World                                         68.1              40.2
                                               ---------------   ---------------
                                                         112.9              97.1
                                               ---------------   ---------------
Total assets
United Kingdom                                         2,598.5           2,577.8
North America                                          1,922.4           1,843.3
Rest of the World                                        193.9             167.9
                                               ---------------   ---------------
                                                       4,714.8           4,589.0
 ==========================================    ===============   ===============


Note 4 -- Exceptional items

(i) Pensions Review

In common with many companies involved in selling personal pension plans, a Group subsidiary is required by the Financial Services Authority and the Personal Investment Authority ("the Regulator") to review certain categories of personal pension plans sold to individuals between 1988 and 1994 and to compensate those individuals who had suffered loss as a result of advice given.


     Further provisions totalling L40.0 million were established during 1999 (1998: L25.0 million) as the estimated cost of compensation and administration increased as a consequence of falling U.K. interest rates, changes in financial and demographic assumptions prescribed by the Regulator and the prospect of having to rework a substantial number of previously agreed claims as a result of the Regulator's announcement in December 1999 of the discovery of errors in the prescribed method of calculating compensation. For these reasons, there is still uncertainty as to the ultimate exposure although, based on current circumstances, the provisions are considered prudent.



(ii) Restructuring Charges

A charge of L10.5 million was made in 1999 to cover the costs of implementing changes to business processes in the North American operations during 2000. The charge comprised L4.0 million for severance payments covering 265 employees and L6.5 million for property leases in excess of Group requirements.


(iii) Financing Costs

In connection with the issue of the 9% Senior Subordinated Notes, fees amounting to L4.1 million were written off during 1999.


(iv) Costs in connection with the offer by Trinity

Legal and professional costs and debt issuance costs written off by the Group in 1998 in connection with the acquisition by Trinity of the whole of the issued share capital of the Company amounted to L15.8 million.


(v) Loss on closure/disposal of operations

The loss on closure of PLUM in May 1998 amounted to L0.7 million before writing off attributable goodwill. In accordance with FRS 10, goodwill attributable to PLUM of L29.6 million, which had been previously eliminated directly against retained earnings, has been reinstated and written off as a component of the loss on closure. This accounting requirement does not affect the Group's net assets; the net impact after tax of the closure of PLUM was to reduce net assets by L0.4 million. The profit on disposal of other operations during 1998 amounted to L1.0 million.

Note 5 -- Operating income


                                  Year ended      September 2 to        January 1 to          Year ended
                                December 31,        December 31,        September 1,        December 31,
                                        1999                1998                1998                1997
------------------------    ----------------    ----------------    ----------------    ----------------
                                                             (L million)
Operating (loss)/income
was arrived at after
(crediting)/charging:
Interest receivable                    (28.1)               (8.7)              (18.4)              (30.0)
Investment income                      (10.5)               (4.7)               (8.5)              (11.7)
                            ----------------    ----------------    ----------------    ----------------
Interest and investment
income                                 (38.6)              (13.4)              (26.9)              (41.7)
                            ----------------    ----------------    ----------------    ----------------
Auditors' remuneration
 Audit fees                              0.9                 0.4                 0.7                 1.1
 Other services provided
 by auditors
 (United Kingdom only)                   0.7                 0.2                 0.2                 0.4
Depreciation and
amortization on
 Owned assets                           26.8                 8.9                15.4                22.2
 Finance leased assets                    --                  --                 0.1                 0.5
Operating lease rentals
 Land and buildings                     30.4                 9.3                19.2                28.1
 Equipment                               4.1                 1.1                 1.9                 2.7
========================    ================    ================    ================    ================




Note 6 -- Employees


                                                             Year ended      September 2 to        January 1 to          Year ended
                                                           December 31,        December 31,        September 1,        December 31,
Salaries and associated expenses                                   1999                1998                1998                1997
 --------------------------------------------------    ----------------    ----------------    ----------------    ----------------
                                                                                       (L million)
Salaries                                                          396.2               131.5               240.4               345.7
Social security costs                                              27.4                 7.7                16.7                23.7
Other pension costs                                                20.1                 6.2                14.2                20.2
                                                       ----------------    ----------------    ----------------    ----------------
                                                                  443.7               145.4               271.3               389.6
 ==================================================    ================    ================    ================    ================




                                                                                       Average for
                                                       ----------------------------------------------------------------------------
                                                             Year ended      September 2 to        January 1 to          Year ended
                                                           December 31,        December 31,        September 1,        December 31,
Number of Group employees                                          1999                1998                1998                1997
 --------------------------------------------------    ----------------    ----------------    ----------------    ----------------
                                                                                         (number)
United Kingdom                                                    3,695               3,777               3,910               3,938
North America                                                     4,324               4,348               4,363               4,531
Rest of the World                                                 1,427               1,179                 942                 893
                                                       ----------------    ----------------    ----------------    ----------------
                                                                  9,446               9,304               9,215               9,362
 ==================================================    ================    ================    ================    ================


Note 7 -- Interest income


                                                               Year ended     September 2 to        January 1 to         Year ended
                                                             December 31,       December 31,        September 1,       December 31,
                                                                     1999               1998                1998               1997
-----------------------------------------------------    ----------------   ----------------    ----------------   ----------------
                                                                                        (L million)
Interest receivable from parent company                              56.1                7.1                  --                 --
Other interest receivable                                             0.7                 --                  --                 --
                                                         ----------------   ----------------    ----------------   ----------------
                                                                     56.8                7.1                  --                 --
=====================================================    ================   ================    ================   ================






Note 8 -- Interest expense


                                                               Year ended     September 2 to        January 1 to         Year ended
                                                             December 31,       December 31,        September 1,       December 31,
                                                                     1999               1998                1998               1997
-----------------------------------------------------    ----------------   ----------------    ----------------   ----------------
                                                                                        (L million)
Bank loans and overdrafts                                            53.1                8.2                 1.8                0.6
Amortization of bank fees                                             1.1                 --                  --                 --
Interest payable by associates                                         --                0.1                 0.1                 --
Finance charges payable under finance leases                           --                 --                 0.1                0.1
                                                         ----------------   ----------------    ----------------   ----------------
                                                                     54.2                8.3                 2.0                0.7
=====================================================    ================   ================    ================   ================



Note 9 -- Income before taxation


                                                               Year ended     September 2 to        January 1 to         Year ended
                                                             December 31,       December 31,        September 1,       December 31,
                                                                     1999               1998                1998               1997
-----------------------------------------------------    ----------------   ----------------    ----------------   ----------------
                                                                                        (L million)
United Kingdom                                                      (24.1)               6.4                (4.9)              53.7
Other countries                                                      31.8               10.7                 3.6               41.8
                                                         ----------------   ----------------    ----------------   ----------------
                                                                      7.7               17.1                (1.3)              95.5
=====================================================    ================   ================    ================   ================


Note 10 -- Taxation


                                                               Year ended     September 2 to        January 1 to         Year ended
                                                             December 31,       December 31,        September 1,       December 31,
Charge for the year                                                  1999               1998                1998               1997
-----------------------------------------------------    ----------------   ----------------    ----------------   ----------------
                                                                                        (L million)
U.K. corporation tax at 30.25%
(1998: 31.0% 1997: 31.5%)                                            12.0               (0.4)               11.9               16.2
U.S.                                                                  1.6                 --                 4.7                5.1
Rest of World                                                        10.3                6.1                 0.2                6.0
Deferred tax                                                        (14.2)              23.9                (3.4)              10.5
Advance corporation tax written off                                    --                9.7                  --                 --
Overprovision in prior years                                         (0.5)                --                  --                 --
                                                         ----------------   ----------------    ----------------   ----------------
                                                                      9.2               39.3                13.4               37.8
Associates                                                            1.9                1.6                 0.1                0.3
                                                         ----------------   ----------------    ----------------   ----------------
Charge for the year                                                  11.1               40.9                13.5               38.1
=====================================================    ================   ================    ================   ================




The deferred tax credit for 1999 includes L6.0 million utilization of U.K. deferred tax liabilities relating to depreciable assets and overseas distributed profits, and the creation of a L4.6 million U.S. deferred tax asset with respect to the North American restructuring charges. The deferred tax charge for 1998 included the write-off of U.K. deferred tax assets amounting to L23.4 million. The timing of the recovery of these assets is uncertain. The deferred tax charge for 1997 included L1.1 million resulting from a reduction in U.K. corporation tax rate from 33% to 31% and L2.7 million in respect of discontinued operations which was no longer considered recoverable following the provisional liquidation of Sovereign.



     The total tax charge for 1999 includes a tax credit of L7.4 million (1998:
L3.8 million) relating to exceptional items.



                                                               Year ended     September 2 to        January 1 to         Year ended
Reconciliation of U.K. statutory rate to effective           December 31,       December 31,        September 1,       December 31,
rate                                                                 1999               1998                1998               1997
-----------------------------------------------------    ----------------   ----------------    ----------------   ----------------
                                                                        %                  %                   %                  %
U.K. statutory rate                                                  30.3               31.0                31.0               31.0
Adjusted for:
 Rate change during the course of the year                             --                 --                  --                0.5
Profits taxed at other than U.K. statutory rate:
 U.S                                                                (11.9)               0.6               (92.3)               2.0
 Rest of World                                                       31.3               18.2                45.1               (1.5)
 Capital gains not currently taxable or reduced by
other reliefs                                                        (1.4)              (0.6)               50.1               (0.8)
 Permanent differences and other items                               99.2                2.1              (111.6)               8.5
 Prior year adjustments                                              (4.4)              (5.7)                 --                0.2
 Disallowable costs incurred by the company on the
acquisition                                                           1.5                 --              (257.5)                --
 Disallowable consolidated goodwill eliminated on
disposal                                                               --                 --              (703.5)                --
                                                         ----------------   ----------------    ----------------   ----------------
Effective rate                                                      144.6               45.6            (1,038.7)              39.9
=====================================================    ================   ================    ================   ================




The effective rate excludes the write-off of advance corporation tax and deferred taxes. Permanent differences and other items for 1999 largely relates to provisions, principally those relating to the pensions review, not being recognized as a tax deduction in 1999.

Note 11 -- Dividends


                                                             Year ended      September 2 to        January 1 to          Year ended
                                                           December 31,        December 31,        September 1,        December 31,
                                                                   1999                1998                1998                1997
 --------------------------------------------------    ----------------    ----------------    ----------------    ----------------
                                                                                       (L million)
First interim                                                      61.1                  --                 7.4                 6.9
Second interim                                                     13.7                  --                 7.4                 6.9
Third interim                                                        --                  --                 7.4                 6.9
Fourth interim                                                       --                  --                  --                 6.9
                                                       ----------------    ----------------    ----------------    ----------------
                                                                   74.8                  --                22.2                27.6
 ==================================================    ================    ================    ================    ================



Note 12 -- Earnings per ordinary share

Earnings per ordinary share have been calculated using net income and the weighted average number of ordinary shares in issue during the year ended December 31, 1999 of 470.8 million (1998: January 1 to September 1, 424.6 million and September 2 to December 31, 427.1 million, 1997: 418.4 million after excluding those ordinary shares on which dividends were waived).


     The dilution arising from the issue of ordinary shares in accordance with the Group's employee share plans and Willis North America Inc.'s 7 1/2% convertible subordinated debentures would not have been material.



Note 13 -- Current asset investments


                                                        December 31,
                                            ------------------------------------
                                                        1999                1998
 ---------------------------------------    ----------------    ----------------
                                                        (L million)
Listed investments (market value L44.3
million (1998: L49.8 million))                          45.0                48.7
Unlisted investments                                   249.5               232.9
                                            ----------------    ----------------
                                                       294.5               281.6
 =======================================    ================    ================



Listed investments mainly comprise investments that were purchased with the intention of holding to maturity. Unlisted investments comprise commercial paper and certificates of deposit.

Note 14 -- Receivables


                                                          December 31,
                                                --------------------------------
                                                          1999              1998
--------------------------------------------    --------------    --------------
                                                          (L million)
Due within one year
 Trade receivables                                     2,522.5           2,447.6
 Less: provision for bad and doubtful debts               15.3              11.8
                                                --------------    --------------
                                                       2,507.2           2,435.8
 Amounts owed by parent company                          614.1             965.1
 Amounts owed by associates                                0.6               0.8
 Corporate tax                                             1.0               2.0
 Prepayments and accrued revenue                          67.9              54.1
 Other receivables                                        29.6              35.0
                                                --------------    --------------
                                                       3,220.4           3,492.8
Due after more than one year
 Trade receivables                                        12.7               6.2
 Amounts owed by parent company                          609.6             270.3
 Deferred tax (see Note 23)                                8.2                --
 Other receivables                                        27.7              25.3
                                                --------------    --------------
                                                       3,878.6           3,794.6
============================================    ==============    ==============



The level of insurance brokering receivables is no indication of credit risk, since the status of the insurance broker as agent means that generally the credit risk is borne by the principals; nor is it an indication of future cash flows as it is normal practice for insurance brokers to settle accounts with clients, insurers, other intermediaries and market settlement bureaux on a net basis. The simultaneous recording of an insurance brokering transaction between client and insurer results in a high level of correlation between insurance brokering receivables and payables.


Note 15 -- Intangible assets


                                                          December 31,
                                                --------------------------------
                                                          1999              1998
--------------------------------------------    --------------    --------------
                                                          (L million)
Cost or valuation
January 1,                                                20.0                --
Exchange adjustments                                       0.1                --
Arising from acquisitions                                 11.9              20.0
                                                --------------    --------------
December 31,                                              32.0              20.0
                                                --------------    --------------
Amortization
January 1,                                                (0.3)               --
Provided in the year                                      (1.6)             (0.3)
                                                --------------    --------------
December 31,                                              (1.9)             (0.3)
                                                --------------    --------------
Net book value
December 31,                                              30.1              19.7
============================================    ==============    ==============


Note 16 -- Tangible assets


                                                                                                        Furniture
                                                                                       Land and     equipment and
                                                                                      buildings          vehicles             Total
 -----------------------------------------------------------------------------   --------------    --------------    --------------
                                                                                                    (L million)
Year ended December 31, 1999
Cost or valuation
January 1, 1999                                                                            96.1             150.7             246.8
Exchange adjustments                                                                         --               0.2               0.2
Additions                                                                                   3.2              23.4              26.6
Disposals                                                                                  (6.6)            (47.9)            (54.5)
Arising from acquisitions                                                                    --               1.4               1.4
                                                                                 --------------    --------------    --------------
December 31, 1999                                                                          92.7             127.8             220.5
                                                                                 --------------    --------------    --------------
Depreciation
January 1, 1999                                                                           (12.7)            (92.5)           (105.2)
Provided in the year                                                                       (5.4)            (19.8)            (25.2)
Disposals                                                                                   2.5              43.6              46.1
Arising from acquisitions                                                                    --              (0.5)             (0.5)
                                                                                 --------------    --------------    --------------
December 31, 1999                                                                         (15.6)            (69.2)            (84.8)
                                                                                 --------------    --------------    --------------
Net book value
December 31, 1999                                                                          77.1              58.6             135.7
 =============================================================================   ==============    ==============    ==============
January 1 to December 31, 1998
Cost or valuation
January 1, 1998                                                                            91.7             141.4             233.1
Exchange adjustments                                                                       (0.3)             (1.7)             (2.0)
Additions                                                                                   3.4              16.7              20.1
Disposals                                                                                  (1.8)            (10.6)            (12.4)
Arising from acquisitions                                                                   1.3               4.7               6.0
                                                                                 --------------    --------------    --------------
September 1, 1998                                                                          94.3             150.5             244.8
Exchange and other adjustments                                                              0.1               1.7               1.8
Additions                                                                                   3.5               6.3               9.8
Disposals                                                                                  (1.8)             (7.9)             (9.7)
Arising from acquisitions                                                                    --               0.1               0.1
                                                                                 --------------    --------------    --------------
December 31, 1998                                                                          96.1             150.7             246.8
                                                                                 --------------    --------------    --------------
Depreciation
January 1, 1998                                                                           (11.0)            (87.3)            (98.3)
Exchange adjustments                                                                        0.1               0.9               1.0
Provided in the period                                                                     (3.0)            (12.0)            (15.0)
Disposals                                                                                   1.5               8.1               9.6
Arising from acquisitions                                                                    --              (1.7)             (1.7)
                                                                                 --------------    --------------    --------------
September 1, 1998                                                                         (12.4)            (92.0)           (104.4)
Exchange adjustments                                                                       (0.1)             (0.8)             (0.9)
Provided in the period                                                                     (1.7)             (6.7)             (8.4)
Disposals                                                                                   1.5               7.0               8.5
                                                                                 --------------    --------------    --------------
December 31, 1998                                                                         (12.7)            (92.5)           (105.2)
                                                                                 --------------    --------------    --------------
Net book value
December 31, 1998                                                                          83.4              58.2             141.6
 =============================================================================   ==============    ==============    ==============



                                                                                                        Furniture
                                                                                       Land and     equipment and
                                                                                      buildings          vehicles             Total
 -----------------------------------------------------------------------------   --------------    --------------    --------------
                                                                                                    (L million)
Year ended December 31, 1997
Cost or valuation
January 1, 1997                                                                            85.7             142.7             228.4
Exchange adjustments                                                                       (0.5)              0.8               0.3
Additions                                                                                   7.3              19.2              26.5
Disposals                                                                                  (1.5)            (30.4)            (31.9)
Arising from acquisitions                                                                   0.7               9.1               9.8
                                                                                 --------------    --------------    --------------
December 31, 1997                                                                          91.7             141.4             233.1
                                                                                 --------------    --------------    --------------
Depreciation
January 1, 1997                                                                            (7.5)            (88.8)            (96.3)
Exchange adjustments                                                                        0.4              (0.4)               --
Provided in the year                                                                       (4.3)            (18.4)            (22.7)
Disposals                                                                                   0.9              25.7              26.6
Arising from acquisitions                                                                  (0.5)             (5.4)             (5.9)
                                                                                 --------------    --------------    --------------
December 31, 1997                                                                         (11.0)            (87.3)            (98.3)
                                                                                 --------------    --------------    --------------
Net book value
December 31, 1997                                                                          80.7              54.1             134.8
 =============================================================================   ==============    ==============    ==============




                                                                                                    December 31,
                                                                                 --------------------------------------------------
Net book value of land and buildings                                                       1999              1998              1997
 -----------------------------------------------------------------------------   --------------    --------------    --------------
                                                                                                    (L million)
Freehold:   Land                                                                           18.1              18.4              17.3
Freehold:   Buildings                                                                      44.8              49.6              49.3
Leasehold: Long                                                                              --               0.1               0.2
Leasehold: Short                                                                           14.2              15.3              13.9
                                                                                 --------------    --------------    --------------
                                                                                           77.1              83.4              80.7
 =============================================================================   ==============    ==============    ==============




The Group's principal freehold properties were valued at December 31, 1995 on the basis of open market value for existing use. The carrying value of these revalued properties, at December 31, 1999, was L57.7 million (1998: L60.5 million, 1997: L60.5 million), and the accumulated depreciation was L7.7 million (1998: L6.1 million, 1997: L4.0 million). The historical cost was L57.1 million (1998: L61.6 million, 1997: L61.6 million) and the accumulated depreciation was L21.8 million (1998: L21.0 million, 1997: L18.6 million).


     No tax would be payable on the realization of revalued properties at their net book value by virtue of available capital losses.

Note 17 -- Investments


                                                                            Own                              Other
                                                    Associates           shares              TA I      investments            Total
 --------------------------------------------    -------------    -------------     -------------    -------------    -------------
                                                                                    (L million)
January 1 to December 31, 1999
Cost
January 1, 1999                                           29.0               --               3.6              3.3             35.9
Exchange adjustments                                      (1.3)              --               0.1               --             (1.2)
Additions                                                 11.5               --                --              1.3             12.8
Capital repayment                                         (0.9)              --                --               --             (0.9)
Disposals                                                   --               --              (0.1)            (0.4)            (0.5)
Share of retained earnings of associates                   3.7               --                --               --              3.7
                                                 -------------    -------------     -------------    -------------    -------------
December 31, 1999                                         42.0               --               3.6              4.2             49.8
                                                 -------------    -------------     -------------    -------------    -------------
Provisions
January 1, 1999                                           (0.7)              --              (0.8)              --             (1.5)
Amortization                                              (1.4)              --              (0.4)              --             (1.8)
Disposals                                                   --               --               0.1               --              0.1
                                                 -------------    -------------     -------------    -------------    -------------
December 31, 1999                                         (2.1)              --              (1.1)              --             (3.2)
                                                 -------------    -------------     -------------    -------------    -------------
Net book value
December 31, 1999                                         39.9               --               2.5              4.2             46.6
 ============================================    =============    =============     =============    =============    =============

January 1 to December 31, 1998
Cost
January 1, 1998                                            9.8             13.4                --              1.1             24.3
Exchange adjustments                                      (1.8)            (0.2)               --             (0.2)            (2.2)
Additions                                                 14.7              0.2                --              2.2             17.1
Transfer to subsidiary                                    (2.0)              --                --               --             (2.0)
Disposals                                                   --             (4.0)               --               --             (4.0)
Share of retained earnings of associates                   5.6               --                --               --              5.6
                                                 -------------    -------------     -------------    -------------    -------------
September 1, 1998                                         26.3              9.4                --              3.1             38.8
Exchange adjustments                                       0.5              0.1                --              0.2              0.8
Additions                                                  5.9               --               3.6               --              9.5
Disposals                                                   --             (1.3)               --               --             (1.3)
Shares exchanged for cash                                   --             (8.2)               --               --             (8.2)
Share of retained earnings of associates                  (3.7)              --                --               --             (3.7)
                                                 -------------    -------------     -------------    -------------    -------------
December 31, 1998                                         29.0               --               3.6              3.3             35.9
                                                 -------------    -------------     -------------    -------------    -------------
Provisions
January 1, 1998                                             --             (5.1)               --               --             (5.1)
Amortization                                              (0.4)            (1.0)               --               --             (1.4)
Disposals                                                   --              4.0                --               --              4.0
                                                 -------------    -------------     -------------    -------------    -------------
September 1, 1998                                         (0.4)            (2.1)               --               --             (2.5)
Amortization                                              (0.3)            (0.9)               --               --             (1.2)
Disposals                                                   --              1.3                --               --              1.3
Other adjustments                                           --              1.7              (0.8)              --              0.9
                                                 -------------    -------------     -------------    -------------    -------------
December 31, 1998                                         (0.7)              --              (0.8)              --             (1.5)
                                                 -------------    -------------     -------------    -------------    -------------
Net book value
December 31, 1998                                         28.3               --               2.8              3.3             34.4
 ============================================    =============    =============     =============    =============    =============



                                                                            Own                              Other
                                                    Associates           shares              TA I      investments            Total
 --------------------------------------------    -------------    -------------     -------------    -------------    -------------
                                                                                    (L million)
Year ended December 31, 1997
Cost
January 1, 1997                                            6.2              8.9                --              2.3             17.4
Exchange adjustments                                      (0.4)             0.2                --               --             (0.2)
Additions                                                  3.5              4.9                --              1.4              9.8
Net assets reclassified on becoming a
subsidiary                                                (2.6)              --                --               --             (2.6)
Investment reclassified on becoming an
associate                                                  2.6               --                --             (2.6)              --
Disposals                                                   --             (0.6)               --               --             (0.6)
Share of retained earnings of associates                   0.5               --                --               --              0.5
                                                 -------------    -------------     -------------    -------------    -------------
December 31, 1997                                          9.8             13.4                --              1.1             24.3
                                                 -------------    -------------     -------------    -------------    -------------
Provisions
January 1, 1997                                             --             (4.3)               --             (0.5)            (4.8)
Exchange adjustments                                        --             (0.1)               --               --             (0.1)
Amortization                                                --             (1.3)               --               --             (1.3)
Disposals                                                   --              0.6                --               --              0.6
Other adjustments                                           --               --                --              0.5              0.5
                                                 -------------    -------------     -------------    -------------    -------------
December 31, 1997                                           --             (5.1)               --               --             (5.1)
                                                 -------------    -------------     -------------    -------------    -------------
Net book value
December 31, 1997                                          9.8              8.3                --              1.1             19.2
 ============================================    =============    =============     =============    =============    =============



At December 31, 1999, the Group's employee share ownership plans held 1,780,906 management ordinary shares in TA I Limited (1998: 1,815,593 shares). These shares are not listed on any stock exchange.

     A summarized statement of income and assets and liabilities based on the latest information available, with respect to the Group's equity accounted associates, is set out below:


                                                               Year ended     September 2 to        January 1 to         Year ended
                                                             December 31,       December 31,        September 1,       December 31,
                                                                     1999               1998                1998               1997
-----------------------------------------------------    ----------------   ----------------    ----------------   ----------------
                                                                                        (L million)
Total operating revenues                                            183.0               52.9               123.0               35.2
Operating income                                                     21.7              (5.4)                21.9                4.0
Net income                                                           20.2             (10.1)                21.6                3.7
=====================================================    ================   ================    ================   ================



                                                        At December 31,
                                                --------------------------------
                                                          1999              1998
--------------------------------------------    --------------    --------------
                                                          (L million)
Current assets                                           498.9             430.2
Fixed assets                                              70.7              80.9
                                                --------------    --------------
                                                         569.6             511.1
                                                ==============    ==============
Current liabilities                                      394.5             424.9
Noncurrent liabilities                                   126.7              44.9
Shareholders' equity                                      48.4              41.3
                                                --------------    --------------
                                                         569.6             511.1
============================================    ==============    ==============



Associates at December 31, 1999, which principally affected the Group's financial position and results of operations, all of which are insurance brokers and were accounted for under the equity accounting method, were:


                                                         Percentage ownership of
Name of associate                          Country                  common stock
------------------------------------     -----------    ------------------------
Gras Savoye & Cie                        France                             33.0
Jaspers Wuppesahl
Industrie Assekuranz GmbH & Co. KG       Germany                            44.6
====================================     ===========    ========================




Note 18 -- Other current liabilities


                                                          December 31,
                                                --------------------------------
                                                          1999              1998
--------------------------------------------    --------------    --------------
                                                          (L million)
Amounts owed to parent company                           652.5             714.1
Income tax and social security                             2.3               2.6
Other payables                                            91.5             100.7
                                                --------------    --------------
                                                         746.3             817.4
============================================    ==============    ==============



Included within amounts owed to parent company at December 31, 1998 was an interest free convertible loan of L92.9 million, which was converted into 46,464,949 ordinary shares in the Company on February 3, 1999.

Note 19 -- Bank loans and overdrafts

Bank loans and overdrafts due in less than one year at December 31, 1998 included a loan of $575 million (L348.5 million) under a fully drawn Subordinated Bridge Facility. This short-term loan was repaid on February 2, 1999 and refinanced by the issue of $550 million of unsecured Senior Subordinated Notes which mature in 2009 and accrue interest at a rate of 9%.

     The weighted average interest rate payable on short-term bank loans and overdrafts outstanding at December 31, 1998, amounting to L350.3 million was 9.9%. At December 31, 1999, short-term bank loans and overdrafts of L1.6 million was represented by unpresented checks.

     At December 31, 1998, bank loans and overdrafts included L4.4 million of debt issuance costs which were refunded in 1999.


                                                          December 31,
                                                --------------------------------
Bank loans repayable in more than one year                1999              1998
--------------------------------------------    --------------    --------------
                                                          (L million)
between one and two years                                  1.4               2.4
between two and three years                                6.3               5.4
between three and four years                               8.2               6.7
between four and five years                                9.4               8.5
Thereafter                                               244.8             253.4
                                                --------------    --------------
                                                         270.1             276.4
============================================    ==============    ==============



In 1998, the Group entered into a Senior Credit Facility agreement comprising Term Loans of $450 million and a Revolving Credit Facility of $150 million. During 1999, the Group repaid $12.5 million of term loans. See Note 28.

     The Term Loans were fully drawn down on November 19, 1998 and are arranged in four tranches that are repayable between 2005 and 2008. The loans accrue interest at LIBOR plus a variable margin. With effect from February 19, 1999 the Group entered into a swap transaction to exchange the applicable LIBOR rate for a fixed rate. At that date the weighted average interest rate was 7.7%.

     The Revolving Credit Facility is available until 2005. At December 31, 1999, the balance drawn on this facility was Lnil (1998: L6.1 million ($10.0 million)).


Note 20 -- Other noncurrent liabilities


                                                          December 31,
                                                --------------------------------
                                                          1999              1998
--------------------------------------------    --------------    --------------
                                                          (L million)
Trade payables                                            11.7               4.3
Accruals and deferred income                               1.5               0.7
Other creditors                                           23.4                --
                                                --------------    --------------
                                                          36.6               5.0
============================================    ==============    ==============


Note 21 -- Operating lease commitments


                                                                      Land and Buildings                        Other
                                                                -------------------------------    --------------------------------
                                                                                           December 31,
                                                                -------------------------------------------------------------------
                                                                          1999             1998              1999              1998
 -----------------------------------------------------------    --------------   --------------    --------------    --------------
                                                                                           (L million)
Payments committed to be made within one year for leases
expiring:
in less than one year                                                      1.2              2.5               0.4               0.6
between one and five years                                                 7.7              8.7               2.3               1.3
after five years                                                          15.7             13.1                --                --
                                                                --------------   --------------    --------------    --------------
                                                                          24.6             24.3               2.7               1.9
                                                                --------------   --------------    --------------    --------------
Payments committed to be made after one year:
within two years                                                          24.6             22.4               2.3               1.2
between two and three years                                               22.8             21.5               1.2               0.8
between three and four years                                              19.4             20.7               0.3               0.2
between four and five years                                               17.0             16.9               0.1               0.1
Thereafter                                                               100.0            109.0                --                --
                                                                --------------   --------------    --------------    --------------
                                                                         183.8            190.5               3.9               2.3
                                                                --------------   --------------    --------------    --------------
                                                                         208.4            214.8               6.6               4.2
 ===========================================================    ==============   ==============    ==============    ==============


Note 22 -- Provisions for liabilities and charges


                                                     Pension          Surplus      Discontinued
                                    Claims            review         property        operations          Deferred
                             provisions(i)     provision(ii)  provisions(iii)    provisions(iv)               tax             Total
------------------------    --------------    --------------   --------------    --------------    --------------    --------------
                                                                          (L million)
January 1, 1997                       29.5                --             24.8              41.6                --              95.9
Charged to income                     (6.0)              8.3             (1.6)             (3.1)               --              (2.4)
Utilized in the year                  (3.5)             (1.5)            (3.0)             (2.9)               --             (10.9)
Arising on acquisition                 3.9                --               --                --                --               3.9
Exchange and other
adjustments                            3.4                --               --               0.1                --               3.5
                            --------------    --------------   --------------    --------------    --------------    --------------
December 31, 1997                     27.3               6.8             20.2              35.7                --              90.0
Charged to income                      9.5              25.0               --                --              (3.4)             31.1
Transferred to payables                 --                --               --              (5.5)               --              (5.5)
Transferred from
receivables                             --                --               --                --             (14.4)            (14.4)
Utilized in the period                (4.2)             (6.7)            (1.9)             (6.7)               --             (19.5)
Exchange and other
adjustments                           (0.4)               --               --                --                --              (0.4)
                            --------------    --------------   --------------    --------------    --------------    --------------
September 1, 1998                     32.2              25.1             18.3              23.5             (17.8)             81.3
Charged to income                     (2.8)               --             (0.3)               --              23.9              20.8
Utilized in the period                (2.5)             (4.4)            (1.1)              0.2                --              (7.8)
Exchange and other
adjustments                            0.6                --               --                --              (0.1)              0.5
                            --------------    --------------   --------------    --------------    --------------    --------------
December 31, 1998                     27.5              20.7             16.9              23.7               6.0              94.8
Charged to income                     10.9              40.0              6.7                --             (14.2)             43.4
Utilized in the year                  (4.5)            (13.0)            (4.4)             (0.6)               --             (22.5)
Transferred to
receivables                             --                --               --                --               8.2               8.2
Exchange and other
adjustments                            0.6                --               --                --                --               0.6
                            --------------    --------------   --------------    --------------    --------------    --------------
December 31, 1999                     34.5              47.7             19.2              23.1                --             124.5
========================    ==============    ==============   ==============    ==============    ==============    ==============


(i) The claims provisions include estimates for liabilities that may arise from potential claims for errors and omissions, which may not be covered by insurance arrangements.
(ii) See "Note 4 -- Exceptional Items".
(iii)Provisions for properties surplus to operational requirements.
(iv) Provisions for discontinued operations include estimates for future costs of administering the run-off of the former U.K. underwriting operations. These operations, which ceased underwriting new business in 1991, comprised Willis Faber (Underwriting Management) Limited, an underwriting agency, and Sovereign Marine & General Insurance Company Limited ("Sovereign"), an insurance company. Sovereign was placed into provisional liquidation in July 1997 and in January 2000 a scheme of arrangement became effective.

Note 23 -- Deferred tax


                                                          December 31,
                                                --------------------------------
                                                          1999              1998
--------------------------------------------    --------------    --------------
                                                          (L million)
Opening balance                                            6.0             (14.4)
Transfer to/(from) income                                (14.2)             20.5
Other adjustments                                           --              (0.1)
                                                --------------    --------------
Closing balance                                           (8.2)              6.0
                                                ==============    ==============
The deferred tax (assets)/liabilities arise
from:
Capital allowances                                         9.3              11.5
Timing differences                                       (17.5)             (5.5)
                                                --------------    --------------
                                                          (8.2)              6.0
============================================    ==============    ==============




Note 24 -- Notes to consolidated statement of cash flows


                                                             Year ended      September 2 to        January 1 to          Year ended
Reconciliation of operating income to net                  December 31,        December 31,        September 1,        December 31,
cash flow from operating activities                                1999                1998                1998                1997
 --------------------------------------------------    ----------------    ----------------    ----------------    ----------------
                                                                                       (L million)
Operating income from total operations                             (3.0)               21.0                21.0                92.1
Exceptional items                                                  54.6                  --                25.0                  --
Cash outflow on exceptional items                                 (13.0)               (4.0)               (0.4)                 --
Depreciation charges and loss on sale of tangible
fixed assets                                                       28.6                 8.7                15.0                22.7
Amortization of goodwill                                            1.6                 0.5                 0.5                  --
Decrease/(increase) in receivables                                (60.6)              (24.5)                2.0                34.4
Increase/(decrease) in payables                                   120.1               (93.3)               78.4               (26.5)
Net movement on provisions                                          2.1                (6.1)              (14.0)               (9.3)
                                                       ----------------    ----------------    ----------------    ----------------
Net cash inflow from operating activities                         130.4               (97.7)              127.5               113.4
 ==================================================    ================    ================    ================    ================



                                              Cash and overdrafts                                  Borrowings
                                    ---------------------------------------                 -------------------------
                                                                                                            Due after
Reconciliation of net cash flow                                                    Liquid    Due within     more than
to movement in net funds                   Cash    Overdrafts         Total     Resources      one year      one year     Net funds
 --------------------------------   -----------   -----------   -----------   -----------   -----------   -----------   -----------
                                                                              (L million)
January 1, 1997                            78.1          (0.7)         77.4         585.6          (0.8)        (19.0)        643.2
Cash flow before management of
liquid resources and financing             (6.5)          0.3          (6.2)           --            --            --          (6.2)
Management of liquid resources              2.8            --           2.8          (2.8)           --            --            --
Financing                                  14.7            --          14.7            --           0.1         (14.8)           --
Issue of share capital                      0.3            --           0.3            --            --            --           0.3
Provisional liquidation                      --            --            --         (58.3)           --            --         (58.3)
Foreign exchange                           (0.8)           --          (0.8)          4.0            --          (0.4)          2.8
                                    -----------   -----------   -----------   -----------   -----------   -----------   -----------
December 31, 1997                          88.6          (0.4)         88.2         528.5          (0.7)        (34.2)        581.8
Cash flow before management of
liquid resources and financing             77.0          (6.5)         70.5            --            --            --          70.5
Management of liquid resources            (66.8)           --         (66.8)         66.8            --            --            --
Financing                                  32.0            --          32.0            --           0.6         (32.6)           --
Issue of share capital                      0.7            --           0.7            --            --            --           0.7
Foreign exchange                           (1.0)           --          (1.0)         (6.9)           --            --          (7.9)
                                    -----------   -----------   -----------   -----------   -----------   -----------   -----------
September 1, 1998                         130.5          (6.9)        123.6         588.4          (0.1)        (66.8)        645.1
Cash flow before management of
liquid resources and financing           (166.8)          0.9        (165.9)           --            --            --        (165.9)
Management of liquid resources            122.2            --         122.2        (122.2)           --            --            --
Financing                                  32.2            --          32.2            --         (92.9)         60.7            --
Issue of share capital                      4.0            --           4.0            --            --            --           4.0
Foreign exchange                            1.3          (0.2)          1.1           9.1          (6.9)           --           3.3
                                    -----------   -----------   -----------   -----------   -----------   -----------   -----------
December 31, 1998                         123.4          (6.2)        117.2         475.3         (99.9)         (6.1)        486.5
Cash flow before management of
liquid resources and financing             34.9           4.3          39.2            --            --            --          39.2
Management of liquid resources            (35.2)           --         (35.2)         35.2            --            --            --
Financing                                 (13.9)           --         (13.9)           --           2.5          11.4            --
Issue of share capital                      2.5            --           2.5            --            --            --           2.5
Non-cash movements                           --            --            --            --          65.6            --          65.6
Foreign exchange                           (1.2)          0.3          (0.9)          2.8          (6.6)         (5.3)        (10.0)
                                    -----------   -----------   -----------   -----------   -----------   -----------   -----------
December 31, 1999                         110.5          (1.6)        108.9         513.3         (38.4)           --         583.8
 ================================   ===========   ===========   ===========   ===========   ===========   ===========   ===========



Analysis of cash and short-term deposits and liquid resources as                              Year ended December 31,
shown in the balance sheet                                                       --------------------------------------------------
                                                                                           1999              1998              1997
 -----------------------------------------------------------------------------   --------------    --------------    --------------
                                                                                                    (L million)
Cash
Cash and short-term deposits                                                              329.3             317.1             359.4
less short-term deposits classified as liquid resources                                  (218.8)           (193.7)           (270.8)
                                                                                 --------------    --------------    --------------
                                                                                          110.5             123.4              88.6
                                                                                 ==============    ==============    ==============
Liquid resources
Current asset investments                                                                 294.5             281.6             257.7
Short-term deposits                                                                       218.8             193.7             270.8
                                                                                 --------------    --------------    --------------
                                                                                          513.3             475.3             528.5
 =============================================================================   ==============    ==============    ==============



As described in Note 28, deposits and cash totalling L68.6 million are subject to a floating charge.


   Note 25 -- Financial instruments



The Group's principal financial instruments, other than derivatives, comprise bank loans and overdrafts, amounts owed to or from parent company, Senior Subordinated Notes, cash, deposits and investments. The main purpose of these financial instruments is to raise finance for the Group's operations. The Group also enters into derivative transactions (principally interest rate swaps and forward foreign currency contracts) in order to manage interest rate and currency risks arising from the Group's operations and its sources of finance. The Group does not trade in financial instruments.



     The main risks arising from the Group's financial instruments are interest rate risk, liquidity risk and foreign currency risk. The Board reviews and agrees policies for managing each of these risks as summarised below. These policies have remained unchanged since the beginning of 1999.



     As permitted by FRS 13, short term trade debtors and creditors have been omitted from the following analysis and comparative figures for 1998 have not been presented.




Interest rate risk



The Group's operations are financed principally by bank borrowings and Senior Subordinated Notes. Interest rate swaps are used to generate the desired interest rate profile and to manage the Group's exposure to interest rate fluctuations. The Group's policy is to minimise its exposure to increases in interest rates on its borrowings. Accordingly, the majority of the Group's floating rate borrowings is currently hedged through the use of interest rate swaps.



     As a consequence of the Group's trading activities, there is a delay between the time the Group receives cash for premiums and claims and the time the cash needs to be paid. The Group earns interest on this `float', which is included in the Group's financial statements as investment income. This `float' is regulated in terms of access and the instruments in which it may be invested, most of which are short-term in maturity. The Group manages the interest rate risk arising from this exposure through the use of interest rate swaps, forward rate agreements and other option based financial instruments.



     It is Group policy that, for currencies with significant balances, a minimum of 25% of forecast income arising is hedged for each of the next three years.

Liquidity risk

The Group's objective is to ensure that it has the ability to generate sufficient cash, either from internal or external sources, in a timely and cost-effective manner, to meet its commitments as they fall due. The Group's management of liquidity risk is embedded within its overall risk management framework. Scenario analysis is continually undertaken to ensure that its resources can comfortably meet the Group's liquidity requirements. These resources are supplemented by a $150m revolving credit facility which expires on November 19, 2005, but which is currently undrawn.


Foreign currency risk

The Group's objective is to maximise its cash held in U.S. dollars. Within the U.K., approximately 50% of operating revenues arise in currencies other than sterling resulting in a significant mismatch between sterling revenues and sterling expenses. The Group's policy is to convert into sterling all revenues arising in currencies other than U.S. dollars together with sufficient U.S. dollar revenues to fund the remaining sterling expenses. Outside the U.K., only those cash flows necessary to fund mismatches between revenues and expenses are converted into local currency; amounts remitted to the U.K. are generally converted into sterling. These transactional currency exposures are managed by entering into forward exchange contracts and option products. It is Group policy to hedge at least 25% of the next 12 months' exposures in significant currencies.
     Translational exposures are not hedged.



Interest rate risk profile of financial liabilities


The interest rate profile of the financial liabilities of the Group, after taking account of interest rate swaps, at December 31, 1999 is summarised below:



                                                                   Floating rate
                                                                       financial    Financial liabilities on which
                       Fixed rate financial liabilities              liabilities         no interest is paid                  Total
               ------------------------------------------------    -------------    ------------------------------    -------------
                                                       Weighted
                                                        average                                           Weighted
                                     Weighted        period for                                            average
                                      average     which rate is                                       period until
Currency              Amount    interest rate             fixed           Amount           Amount         maturity
 ----------    -------------    -------------     -------------    -------------    -------------    -------------    -------------
                 (L million)                %           (years)      (L million)      (L million)          (years)      (L million)
Sterling                  --               --                --              1.6              6.4               --              8.0
U.S. dollar            597.0              8.3               6.8              7.7            657.8               --          1,262.5
               -------------                                       -------------    -------------                     -------------
                       597.0                                                 9.3            664.2                           1,270.5
 ==========    =============                                       =============    =============                     =============


Interest rate risk profile of financial assets



The interest rate profile of the financial assets of the Group, after taking account of interest rate swaps, at December 31, 1999 is summarised below:



                                                                    Floating rate
                                                                        financial     Financial assets on which no
                          Fixed rate financial assets                      assets           interest is paid                   Total
                ------------------------------------------------    -------------    ------------------------------    -------------
                                                        Weighted
                                                         average                                           Weighted
                                      Weighted        period for                                            average
                                       average     which rate is                                       period until
Currency               Amount    interest rate             fixed           Amount           Amount         maturity
 -----------    -------------    -------------     -------------    -------------    -------------    -------------    -------------
                  (L million)                %           (years)      (L million)      (L million)          (years)      (L million)
Sterling                 79.0              7.2               0.9             40.0            620.5               --            739.5
U.S. dollar             867.5              7.8               4.9            144.9              6.3               --          1,018.7
Japanese yen               --               --                --             18.8               --               --             18.8
Euro                     16.1              4.2               1.2             19.7               --               --             35.8
Other                      --               --                --             47.4               --               --             47.4
                -------------                                       -------------    -------------                     -------------
                        962.6                                               270.8            626.8                           1,860.2
 ===========    =============                                       =============    =============                     =============




Currency exposures



The table below shows the Group's currency exposures at December 31, 1999 after the effects of forward contracts and other derivatives used to manage that exposure. The amounts shown represents the net monetary assets and liabilities of the Group that are not denominated in the functional currency of the operating unit involved and so give rise to net currency gains and losses recognised in the profit and loss account.



                                                                        Net foreign currency monetary assets/(liabilities)
                                                                -------------------------------------------------------------------
Functional currency of Group operation                                Sterling      U.S. dollar             Other             Total
 -----------------------------------------------------------    --------------   --------------    --------------    --------------
                                                                                           (L million)
Sterling                                                                    --            131.8               0.5             132.3
U.S. dollar                                                              (23.7)              --               3.4             (20.3)
                                                                --------------   --------------    --------------    --------------
                                                                         (23.7)           131.8               3.9             112.0
 ===========================================================    ==============   ==============    ==============    ==============




Maturity of financial liabilities



The maturity profile of the Group's financial liabilities at December 31, 1999 is summarised below:



--------------------------------------------------------------    --------------
                                                                     (L million)
On demand or within one year or less                                       654.1
More than one year but not more than two years                              13.1
More than two years but not more than five years                            23.9
More than five years                                                       579.4
                                                                  --------------
                                                                         1,270.5
==============================================================    ==============


Borrowing facilities



The Group had undrawn committed facilities of L92.6 million, which expire in more than five years, available at December 31, 1999.




Fair Value



The estimated fair value of the Group's financial instruments at December 31, 1999 is summarised below:



                                                                  Estimated fair
                                                    Book value             value
--------------------------------------------    --------------    --------------
                                                          (L million)
Primary financial instruments held or issued
to finance the Group's operations
Cash and short term deposits                             329.3             329.3
Current asset investments                                294.5             296.3
Amounts due from parent company                        1,223.7           1,223.7
Short term bank loans and overdrafts                      (1.6)             (1.6)
Amounts owed to parent company                          (652.5)           (652.5)
Long term bank loans                                    (270.1)           (270.1)
Senior Subordinated Loan Notes                          (334.6)           (277.7)
                                                --------------    --------------
                                                         588.7             647.4
                                                --------------    --------------
Derivative financial instruments held to
manage interest rate and currency exposure
Interest rate swaps -- assets                               --              (6.3)
 -- liabilities                                             --              16.7
Forward foreign exchange contracts                          --               0.7
============================================    ==============    ==============




Market values have been used to determine the fair value of interest rate swaps, forward foreign exchange contracts and listed investments. The fair value of amounts due to and from parent company approximates book value. The fair values of all other items have been calculated by discounting expected future cash flows at prevailing interest rates.




Hedges



Gains and losses on instruments used for hedging are not recognised until the exposure that is being hedged is itself recognised. Unrecognised gains and losses on instruments used for hedging are as follows:



                                                                                                                          Total net
                                                                                                                             gains/
                                                                                          Gains            Losses          (losses)
 -----------------------------------------------------------------------------   --------------    --------------    --------------
                                                                                                    (L million)
Unrecognised gains and losses on hedges at January 1, 1999                                 14.4              (0.8)             13.6
Gains and losses arising in previous years that were recognised in 1999                    (4.0)              0.4              (3.6)
                                                                                 --------------    --------------    --------------
Gains and losses arising before January 1, 1999 that were not recognised in
1999                                                                                       10.4              (0.4)             10.0
Gains and losses arising in 1999 that were not recognised in 1999                           8.4              (7.3)              1.1
                                                                                 --------------    --------------    --------------
Unrecognised gains and losses on hedges at December 31, 1999                               18.8              (7.7)             11.1
                                                                                 ==============    ==============    ==============
Of which:
Gains and losses expected to be recognised in 2000                                          2.3              (1.1)              1.2
Gains and losses expected to be recognised in 2001 or later                                16.5              (6.6)              9.9
 =============================================================================   ==============    ==============    ==============


Note 26 -- Pensions


The Group operates two principal pension schemes, one in the United Kingdom and the other in the United States. Both schemes are of the defined benefit type and are funded externally. The pension cost of both schemes is assessed in accordance with the advice of professionally qualified actuaries, using the projected unit credit method.

     The most recent valuation of the U.K. scheme was at December 31, 1998 and of the U.S. scheme at January 1, 1999. The major assumption is that the rate of return on investments would exceed salary inflation by between 2.0% and 4.5% per annum. The market value of the investments at the respective dates of the latest actuarial valuations was L902 million and the actuarial value of the investments was sufficient to cover approximately 114% of the benefits that had accrued to members after allowing for expected future salary increases.



Note 27 -- Employee share plans


The Executive Option Scheme (1984) (the "1984 Plan") and the International Executive Option Scheme (the "International Plan") expired in November 1994 from which date no further options have been granted.

     The Savings-Related Share Option Scheme 1995 (the "1995 Plan") replaced the Savings-Related Share Option Scheme (the "1981 Plan") which expired in November 1994 in respect of new grants. The 1995 Plan was open to any U.K. employee with at least 6 months' continuous service with participating Group companies (an "eligible employee").

     Options under the 1984 Plan, International Plan, 1981 Plan and 1995 Plan lapsed on November 6, 1998.

     The following tables show movements under the Company's employee share plans since January 1997.


                                                                  Executive Share Option Plans
                                         -------------------------------------------    -------------------------------------------
                                                          1984 Plan                                 International Plan
                                         -------------------------------------------    -------------------------------------------
                                                               No. of       Weighted          No. of       Weighted
                                             ordinary         average          Price        ordinary        average           Price
                                               shares    option price          range          shares   option price           range
 ------------------------------------    ------------    ------------   -----------     ------------   ------------    ------------
                                                (000)             (p)            (p)           (000)            (p)             (p)
Outstanding January 1, 1997                     8,872             223        149-473           3,213            207         149-296
Exercised                                          --              --             --              --             --              --
Cancelled                                      (1,715)            257        149-378             (66)           244         152-296
                                         ------------                                   ------------
Outstanding December 31, 1997                   7,157             215        149-296           3,147            206         149-296
Exercised                                      (1,374)            165        149-198             (13)           149             149
Cancelled                                      (5,783)            226        149-296          (3,134)           206         149-296
                                         ------------    ------------   ------------    ------------   ------------    ------------
Outstanding December 31, 1998 and
December 31, 1999                                  --              --             --              --               --            --
 ====================================    ============    ============   ============    ============   ============    ============



                                                                        Savings-Related Option Plans
                                         ------------------------------------------------------------------------------------------
                                                          1981 Plan                                     1995 Plan
                                         -------------------------------------------    -------------------------------------------
                                               No. of        Weighted                         No. of       Weighted
                                             ordinary         average          Price        ordinary        average           Price
                                               shares    option price          range          shares   option price           range
-------------------------------------    ------------    ------------   ------------    ------------   ------------    ------------
                                                (000)              (p)            (p)          (000)             (p)             (p)
Outstanding January 1, 1997                     5,657             145        116-246           2,725            112             112
Granted                                            --              --             --           1,999            100             100
Exercised                                        (207)            117        116-119             (23)           112             112
Cancelled                                      (1,053)            181        116-246            (363)           109         100-112
                                         ------------                                   ------------
Outstanding December 31, 1997                   4,397             138        116-246           4,338            106         100-112
Exercised                                      (1,676)            130        116-186            (228)           111         100-112
Cancelled                                      (2,721)            143        116-246          (4,110)           106         100-112
                                         ------------    ------------   ------------    ------------   ------------    ------------
Outstanding December 31, 1998
and December 31, 1999                              --              --             --              --             --              --
=====================================    ============    ============   ============    ============   ============    ============



The fair value of options granted during the year ended December 31, 1997 under the 1995 Plan was 30p.

The weighted average fair value of options granted during the year ended December 31, 1997 was estimated using the Black-Scholes option pricing model with the following assumptions: dividend yield of 7%, expected volatility of 30%, risk-free interest rate of 7%, and expected life of 5 years. There were no grants of options in the years ended December 31, 1998 and 1999.


                                                                                        1986 Long-Term Incentive Plan
                                                                           --------------------------------------------------------
                                                                                               Weighted average
                                                                                No. of ADSs        option price         Price range
 ----------------------------------------------------------------------    ----------------    ----------------    ----------------
                                                                                      (000)                 ($)                 ($)
Outstanding January 1, 1997                                                             673               20.32        18.07--23.28
Exercised                                                                                --                  --                  --
Cancelled                                                                              (150)              19.04        18.59--22.52
                                                                           ----------------

Outstanding December 31, 1997                                                           523               20.65        18.07--23.28
Exercised                                                                                --                  --                  --
Cancelled                                                                              (523)              20.65        18.07--23.28
                                                                           ----------------    ----------------    ----------------
Outstanding December 31, 1998 and December 31, 1999                                      --                  --                  --
 ======================================================================    ================    ================    ================




On May 1, 1997, options over 2,217 American Depositary Shares ("ADSs") were exercised at 62.5p per ADS under the Herget Scheme and the balance of 2,233 ADSs were cancelled. An ADS represented 5 ordinary shares.

Note 28 -- Capital commitments and contingent liabilities



Capital commitments to acquire fixed assets:              December 31,
                                                --------------------------------
                                                          1999              1998
--------------------------------------------    --------------    --------------
                                                          (L million)
Expenditure contracted for                                 2.3               3.5
============================================    ==============    ==============



The Company and certain of its subsidiaries have call options over shares not already owned in a number of subsidiary and associated companies which are exercisable at various dates in the future at prices related to the then current and historical profits before tax at the date of exercise. There also exist put options which are exercisable at various dates in the future on a similar basis. The exact amounts payable depend on the future level of profitability of the companies concerned and exchange rates at the date of exercise. Based on current projections of profitability and exchange rates, the potential amounts payable arising from these options are not expected to exceed L152.6 million (1998: L160.1 million). Most of this relates to amounts which may be payable under put options, exercisable between 2001 and 2012, entered into with the shareholders of Gras Savoye. If, by 2012, the Group has not reached a majority shareholding in Gras Savoye, it has call options to increase its interest to over 50%.


Financial commitments

The Company has undertaken to provide certain subsidiaries with financial support to enable them to meet their future operational obligations as they fall due. This financial support does not extend to providing finance for liabilities arising from negligence, breach of contract, breach of trust or any other breach of duty.


Assets subject to charge


The Company has entered into a debenture in favor of The Chase Manhattan Bank in which it has charged by way of a first fixed charge its interests in the shares of Willis Faber Limited and, by way of a floating charge, all its assets not otherwise effectively mortgaged, charged or assigned by the first fixed charge.

     The Company has also entered into a Pledge Agreement in favor of The Chase Manhattan Bank whereby it has assigned and pledged its interest in the shares of Willis North America Inc.


     Those subsidiaries which are Lloyd's brokers have each entered into a deed as required by the Lloyd's brokers' bye-law under which all insurance brokering assets are subject to a floating charge held on trust by the Society of Lloyd's for the benefit of those companies' insurance brokering payables. The charge only becomes enforceable under certain circumstances as defined in the deed. The assets (including deposits and cash of L68.6 million) subject to this charge at December 31, 1999 amounted to L1,877 million (1998: L1,834 million) and the insurance brokering payables at that date amounted to L1,860 million (1998: L1,821 million).



Financing obligations


The Company has guaranteed, on a joint and several basis with other companies in the Group, the prompt and complete performance of Willis North America Inc. in respect of credit facilities ("facilities") made available to that company. On February 2, 1999, $575 million of the facilities were repaid and Willis North America Inc. issued $550 million 9% Senior Subordinated Notes due 2009 (the "Notes"). The Company together with its affiliate Willis Partners, has guaranteed Willis North America Inc.'s obligations in respect of the Notes. At December 31, 1999 these facilities amounted to $1,137.5 million.

Other

The Company has given guarantees to bankers and other third parties amounting to L4.4 million (1998: L4.4 million). The Company has also given guarantees to bankers in respect of commitments entered into by them to provide security for membership of Lloyd's of certain Group employees who are not directors of the Company amounting to L0.3 million (1998: L0.3 million).


     The Company and certain of its U.K. subsidiaries have given the landlords of some of the leasehold properties occupied by the Group in the United Kingdom and the United States guarantees in respect of the performance of the lease obligations of the Group companies holding the leases. The operating lease obligations amounted to L111.7 million at December 31, 1999 (1998: L113.8 million).


     The Group has extensive international operations and the Company or its subsidiaries are subject to claims and litigation in the ordinary course of business resulting principally from alleged errors and omissions in connection with their businesses. Most of the errors and omissions claims are covered by professional indemnity insurance. In respect of self-insured deductibles applicable to such claims, the Group has established provisions which are believed to be adequate in the light of current information and legal advice. These provisions may be adjusted from time to time according to developments. The Company does not expect the outcome of such claims, either individually or in the aggregate, to have a material effect on the Group's operations, cash flows or financial position.


Note 29 -- Directors' interests in contracts

The undermentioned directors who held office during each of the three years in the period ended December 31, 1999 (except as otherwise indicated) and, where applicable, connected persons (as defined in section 346 of the Companies Act) were Underwriting Members of Lloyd's:


R. J. S. Bucknall (1998 and 1999 only)     Mrs E. H. Rendle (1997 and 1998 only)
G. F. Nixon                                J. M. P. Taylor (1997 only)
J. M. Pelly (1998 and 1999 only)




Insurance brokering subsidiaries of the Company place risks with the syndicates in which the directors or connected persons (as defined above) participate in the normal course of their brokering activities on the same basis as such subsidiaries do with other Lloyd's syndicates.

     The Company has given J. Reeve a guarantee in respect of the performance obligations of Willis Limited, his employing company, in respect of an unfunded pension scheme established for him. The Company has also guaranteed the performance obligations of Willis North America Inc. in respect of the pension benefits for B. D. Johnson and K. H. Pinkston under the Willis Corroon Executive Supplemental Plan, an unfunded pension plan.


     Save as disclosed above, no director or connected person (as defined above) had any interest either during or at the end of the financial years 1997, 1998 and 1999 in any contract which was significant in relation to the Company's business, or in a contract, transaction or arrangement which required disclosure under section 232 of the Companies Act.

Note 30 -- Related party transactions

The Group had the following balances with Trinity at December 31:

                                 1999         1998     Terms
 -----------------------    ---------    ---------     -----=---------------------------------------------------------------------
                                  (million)
Amounts due from Trinity       L614.1       L614.1     Repayable on demand, non interest bearing
                               $550.0       $575.0     Repayable in line with repayment of Notes, interest of 70 basis points over interest on Notes
                               $437.5       $450.0     Repayable in line with repayment of term loans, interest of 25 basis points over interest on term loans

Amounts due to Trinity      $(1,012.5)   $(1,025.0)    Repayable on demand, non interest bearing
                               L(27.5)      L(92.9)    Repayable on demand, non interest bearing
 =======================    =========    =========     ===========================================================================



During the year the following material transactions occurred:

1. On February 3, 1999 an interest free convertible loan from Trinity of L92.9 million was converted into 46,464,949 ordinary shares in the Company.

2. Dividends declared amounted to L74.8 million, of which L49.2 million was paid before December 31, 1999.


3.     Interest income for 1999 amounted to L56.1 million (1998: L7.1 million).

Note 31 -- Differences between accounting principles generally accepted in the United Kingdom and the United States


The Group's financial statements are prepared in accordance with U.K. GAAP which differ in certain respects from U.S. GAAP. Those differences which have a significant effect on the Group are described below.


Pushdown Accounting

Under U.S. GAAP, Trinity's cost of acquiring the Company should be "pushed down," i.e., used to establish a new accounting basis in the Company's separate financial statements. Under U.K. GAAP, there is no such requirement.


Goodwill

Goodwill (which includes expirations) arising on acquisitions occurring after January 1, 1998 is capitalized and amortized on a straight-line basis over its estimated useful economic life, not exceeding 20 years. Goodwill arising on acquisitions completed before January 1, 1998 was eliminated against retained earnings and other reserves. Under U.S. GAAP, goodwill and expirations are capitalized and amortized over their respective useful economic lives. For the purposes of the reconciliation below, for periods prior to September 2, 1998, estimated useful lives of 17 1/2 to 40 years have been utilized, giving a weighted average of 31 years.

The goodwill arising in the financial statements of Trinity following its acquisition of the Company on September 2, 1998 is required to be pushed down into the Company's financial statements. This goodwill is being amortized over a period of 40 years for the purposes of the reconciliation below.

     Under U.K. GAAP, on the disposition of a business acquired before January 1, 1998, goodwill previously eliminated against retained earnings is reinstated and charged to income in arriving at the gain or loss on disposal of an entity; under U.S. GAAP, only unamortized goodwill is charged.

Note 31 -- Differences between accounting principles generally accepted in the United Kingdom and the United States (continued)


Impairment of long-lived assets

For the purposes of U.S. GAAP, the Group reviews the carrying amount of its long-lived assets including goodwill relating thereto (grouped at business unit level) using undiscounted cash flows, if indicators of impairment are present. If such values indicate an actual impairment, the asset would be written down to its fair value. No such impairments have been accounted for in the three years in the period ended December 31, 1999.


Revaluation of freehold land and buildings

Certain of the Group's freehold land and buildings are included in the financial statements at revalued amounts on which depreciation is calculated. Under U.S. GAAP such assets must be recorded at their historical cost less depreciation thereon. The depreciation charged on the revaluation increase is not significant.


Pension costs

For the purposes of the reconciliation below, the Group has adopted the provisions of U.S. Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions", ("FAS 87") in respect of the Group's principal U.K. pension plan. This standard requires that the projected benefit obligation be matched against the market value of the underlying plan assets and other unrecognized actuarial gains and losses in determining the pension expense for the year. As a result, pension expense can be significantly different from that computed under U.K. GAAP which requires the cost of providing pension benefits to be expensed over the periods benefiting from the employees' service on the basis of a constant percentage of current and estimated future earnings.

     The additional information required by FAS 87 in respect of the principal U.K. and U.S. pension plans is given below.

Forward exchange contracts and other financial instruments

The Group enters into forward exchange contracts and other financial instruments which, under U.K. GAAP, are treated as hedges of future income. Under U.S. GAAP such instruments would not be regarded as hedges and, accordingly, would be revalued at each balance sheet date and the gain or loss arising would be dealt with in income for the period then ended.

Exceptional items

Under U.S. GAAP, the amounts reported as exceptional items in 1999 and 1998 under U.K. GAAP would not be so reported and the gain/(loss) on closure/ disposal of operations would have been included in the determination of operating income.
Investments

Certain of the Group's investments, purchased with the intention of holding to maturity, have been valued at amortized cost. For U.S. GAAP purposes, all the Group's investments have been classified as available for sale as they do not qualify for "held-to-maturity" accounting and are reported at fair value with unrealized gains and losses reported as a separate component of shareholders' equity (net of tax effects).

Deferred tax


Under U.K. GAAP, deferred taxes are accounted for using the liability method to the extent that is is considered probable that a liability or asset will crystallize in the foreseeable future. Under U.S. GAAP, deferred taxes are accounted for using the liability method on all temporary differences and deferred tax assets are recognized where it is more likely than not that they will be realized.

Note 31 -- Differences between accounting principles generally accepted in the United Kingdom and the United States (continued)

Restructuring Costs

Under U.S. GAAP, surplus property must be physically segregated from property to be retained for ongoing use within the business in order to be accrued as a restructuring cost. At December 31, 1999, the process of segregating surplus properties arising from the changes to business processes in the North American operations had not been completed and, accordingly, costs accrued under U.K. GAAP for surplus properties have not been so accrued under U.S. GAAP.

     The effect on net income, comprehensive income and shareholders' equity of applying the significant differences between U.K. GAAP and U.S. GAAP described above is summarized as follows:

                                Year ended        September 2 to           January 1 to            Year ended
                              December 31,          December 31,           September 1,          December 31,
Net income                            1999                  1998                   1998                  1997
--------------------    ------------------    ------------------     ------------------    ------------------
                                               (L million, except per ordinary share)
Net (loss)/income as
reported in the
consolidated
statement of income                   (6.4)                (25.7)                 (15.6)                 56.9
Adjustments
Operating expenses
-- pensions review                    15.0                    --                     --                    --
Operating expenses
-- restructuring
costs                                  6.5                    --                     --                    --
Amortization of
goodwill and
expirations                          (20.3)                 (6.5)                 (12.0)                (17.7)
Gain on disposal of
operations                             4.8                    --                    9.6                   5.9
Revaluation of
forward exchange
contracts and other
financial
instruments                           (2.0)                 (3.7)                   0.2                  (5.6)
Pension costs                        (12.6)                 (1.7)                  (1.6)                 (7.6)
Deferred taxes --
effect of above
adjustments                            4.0                   1.7                    0.4                   4.3
                        ------------------    ------------------     ------------------    ------------------
Net (loss)/income as
adjusted to accord
with U.S. GAAP                       (11.0)                (35.9)                 (19.0)                 36.2
                        ------------------    ------------------     ------------------    ------------------
Per ordinary share
(basic and diluted)
as so adjusted
Net (loss)/income                     (2.3)p                (8.4)p                 (4.5)p                 8.7p
====================    ==================    ==================     ==================    ==================


Note 31 -- Differences between accounting principles generally accepted in the United Kingdom and the United States (continued)


                                                                    Year ended   September 2 to      January 1 to        Year ended
                                                                  December 31,     December 31,      September 1,      December 31,
Comprehensive Income                                                      1999             1998              1998              1997
 -----------------------------------------------------------    --------------   --------------    --------------    --------------
                                                                                           (L million)
Net (loss)/income as adjusted to accord with U.S. GAAP                   (11.0)           (35.9)            (19.0)             36.2
Other comprehensive income, net of tax:
Foreign currency translation adjustments                                   8.6              6.5              (6.5)             11.4
Unrealized holding gains                                                  (1.7)             0.8              (0.1)             (0.4)
                                                                --------------   --------------    --------------    --------------
Comprehensive income                                                      (4.1)           (28.6)            (25.6)             47.2
                                                                ==============   ==============    ==============    ==============
Foreign currency translation adjustments
Beginning of period                                                        6.5             (6.5)             11.4             (35.5)
Arising during the period                                                  2.1             13.0             (17.9)             46.9
                                                                --------------   --------------    --------------    --------------
End of period                                                              8.6              6.5              (6.5)             11.4
                                                                ==============   ==============    ==============    ==============
Unrealized holding gains
Beginning of period                                                        0.8               --               0.1               0.5
Arising during the period                                                 (1.7)             0.8              (0.1)             (0.4)
                                                                --------------   --------------    --------------    --------------
End of period                                                             (0.9)             0.8                --               0.1
 ===========================================================    ==============   ==============    ==============    ==============



                                                          December 31,
                                                --------------------------------
Shareholders' equity                                      1999              1998
--------------------------------------------    --------------    --------------
                                                          (L million)
Shareholders' equity as reported in the
consolidated balance sheet                               101.8              89.0
Adjustments
Fixed Assets
 Intangible assets
  Goodwill -- cost                                       836.2             800.6
         -- amortization                                 (27.4)             (6.9)
Current assets
 Investments                                              (0.9)              0.8
 Receivables -- unrealized gain on forward
exchange contracts                                         0.7               2.7
Noncurrent liabilities
 Pension costs liability                                 (27.5)            (16.3)
Provisions for liabilities and charges
 Surplus property provisions                               6.5                --
 Deferred taxes -- effect of above
adjustments                                                9.7               5.5
                                                --------------    --------------
Shareholders' equity as adjusted to accord
with U.S. GAAP                                           899.1             875.4
============================================    ==============    ==============


Note 31 -- Differences between accounting principles generally accepted in the United Kingdom and the United States (continued)


Additional information required by FAS 87

The pension cost for the Group's two principal pension plans computed in accordance with the requirements of FAS 87 comprises:


                                                             Year ended      September 2 to        January 1 to          Year ended
                                                           December 31,        December 31,        September 1,        December 31,
Net pension expense                                                1999                1998                1998                1997
 --------------------------------------------------    ----------------    ----------------    ----------------    ----------------
                                                                                       (L million)
Service cost                                                       31.0                 9.6                19.3                29.7
Interest cost                                                      48.7                14.4                34.5                51.2
Expected return on plan assets                                    (65.0)              (17.8)              (76.0)             (123.0)
Net amortization and deferral                                      (1.0)                 --                32.9                66.4
Curtailments/settlements/termination benefits                      12.8                  --                  --                  --
                                                       ----------------    ----------------    ----------------    ----------------
Net pension expense                                                26.5                 6.2                10.7                24.3
 ==================================================    ================    ================    ================    ================



                                                                                  Year ended      September 2 to       January 1 to
                                                                           December 31, 1999   December 31, 1998  September 1, 1998
 ------------------------------------------------------------------------   ----------------    ----------------   ----------------
                                                                                                  (L million)
Change in benefit obligation
Benefit obligation -- beginning of period                                              852.9               811.9              810.7
Foreign currency exchange rate changes                                                   3.6                  --                 --
Service cost                                                                            31.0                 9.6               19.3
Interest cost                                                                           48.7                14.4               34.5
Benefits paid                                                                          (41.6)               (9.8)             (20.6)
Actuarial gains and losses                                                             (99.0)               26.8              (32.0)
Curtailments/settlements/termination benefits                                           13.8                  --                 --
                                                                            ----------------    ----------------   ----------------
Benefit obligation -- end of period                                                    809.4               852.9              811.9
 ========================================================================   ================    ================   ================


Note 31 -- Differences between accounting principles generally accepted in the United Kingdom and the United States (continued)



                                                                                  Year ended      September 2 to       January 1 to
                                                                           December 31, 1999   December 31, 1998  September 1, 1998
 ------------------------------------------------------------------------   ----------------    ----------------   ----------------
                                                                                                  (L million)
Change in plan assets
Plan assets -- beginning of period                                                     905.1               799.9              798.4
Foreign currency exchange rate changes                                                   3.7                  --                 --
Actual return on plan assets                                                           188.7               111.2               11.0
Employer contributions                                                                  11.2                 3.8               11.1
Benefits paid                                                                          (41.6)               (9.8)             (20.6)
                                                                            ----------------    ----------------   ----------------
Plan assets -- end of period                                                         1,067.1               905.1              799.9
 ========================================================================   ================    ================   ================




                                                        December 31,
                                             -----------------------------------
                                                         1999               1998
-----------------------------------------    ----------------   ----------------
                                                         (L million)
Funded status
Plan assets at fair value                             1,067.1              905.1
Projected benefit obligation                           (809.4)            (852.9)
                                             ----------------   ----------------
Plan assets in excess of projected
benefit obligation                                      257.7               52.2
Unrecognized net gain                                  (287.7)             (68.5)
Unamortized prior service cost                           (0.2)                --
                                             ----------------   ----------------
Accrued pension cost                                    (30.2)             (16.3)
=========================================    ================   ================




The U.K. plan assets are invested mainly in U.K. fixed interest and equity securities and non-U.K. equity securities. The U.S. plan assets are invested mainly in U.S. fixed interest and equity securities.

     The major assumptions used in computing the funded status were:

                                                        December 31,
                                             -----------------------------------
                                                         1999               1998
-----------------------------------------    ----------------   ----------------
                                                            %                  %
U.K. plan
Expected long-term rate of return on plan
assets                                                    7.5                7.5
Discount rate                                             6.0                5.5
Expected long-term rate of earnings
increases                                                 4.0                4.5
U.S. plan
Expected long-term rate of return on plan
assets                                                    8.5                8.5
Discount rate                                            7.25                6.0
Expected long-term rate of earnings
increases                                                 5.0                5.0
=========================================    ================   ================



Consolidated statement of cash flows

The Consolidated Statement of Cash Flows prepared under U.K. GAAP presents substantially the same information as that required under U.S. GAAP but may differ with regard to classification of items within the statements and as regards the definition of cash under U.K. GAAP and cash and cash equivalents under U.S. GAAP.

Note 31 -- Differences between accounting principles generally accepted in the United Kingdom and the United States (continued)


     Under U.K. GAAP, cash flows are presented separately for operating activities, returns on investments and servicing of finance, taxation, capital expenditure and financial investments, acquisitions and disposals, equity dividends paid, management of liquid resources and financing activities. U.S. GAAP requires only three categories of cash flow activity to be reported: operating, investing and financing. Cash flows from taxation and returns on investments and servicing of finance shown under U.K. GAAP would be included as operating activities under U.S. GAAP. Cash flows from capital expenditure and financial investment, acquisitions and disposals, shown separately under U.K. GAAP, would be included as part of the investing activities under U.S. GAAP. The payment of dividends would be included as a financing activity under U.S. GAAP. Cash, as defined by U.S. GAAP, would include cash equivalents with initial maturities of less than three months and would exclude bank overdrafts.

The categories of cash flow activity under U.S. GAAP can be summarized as follows:



                                                               Year ended     September 2 to        January 1 to         Year ended
                                                             December 31,       December 31,        September 1,       December 31,
                                                                     1999               1998                1998               1997
-----------------------------------------------------    ----------------   ----------------    ----------------   ----------------
                                                                                        (L million)
Cash inflow from operating activities                               118.1             (126.4)              119.1               89.9
Cash (outflow)/inflow on investing activities                       (10.2)             (27.4)               36.5              (60.4)
Cash (outflow)/inflow on financing activities                       (66.3)              27.9                19.4              (12.0)
                                                         ----------------   ----------------    ----------------   ----------------
Increase/(decrease) in cash and cash equivalents                     41.6             (125.9)              175.0               17.5
Effect of foreign exchange rate changes                              (0.6)              11.2                (9.0)              (0.7)
Cash and cash equivalents at start of period                        499.9              614.6               448.6              431.8
                                                         ----------------   ----------------    ----------------   ----------------
Cash and cash equivalents at end of period                          540.9              499.9               614.6              448.6
=====================================================    ================   ================    ================   ================



Cash and cash equivalents comprise:


                                                             December 31,       December 31,        September 1,       December 31,
                                                                     1999               1998                1998               1997
-----------------------------------------------------    ----------------   ----------------    ----------------   ----------------
                                                                                        (L million)
As shown on balance sheet:
Cash and short-term deposits                                        329.3              317.1               335.8              359.4
Current asset investments                                           294.5              281.6               383.1              257.7
                                                         ----------------   ----------------    ----------------   ----------------
                                                                    623.8              598.7               718.9              617.1
Less: deposits and investments with initial maturity
of more than three months                                           (82.9)             (98.8)             (104.3)            (168.5)
                                                         ----------------   ----------------    ----------------   ----------------
Cash and cash equivalents at end of period                          540.9              499.9               614.6              448.6
=====================================================    ================   ================    ================   ================


Note 31 -- Differences between accounting principles generally accepted in the United Kingdom and the United States (continued)


Financial instruments with off-balance-sheet risk

Forward foreign exchange contracts and currency options

Because the Group transacts business in many different currencies, it is exposed to the risks of foreign currency exchange rate movements. To hedge this exposure, the Group enters into forward foreign exchange contracts and currency options. At December 31, 1999 the Group had contracted to exchange foreign currency, principally U.S. dollars, equivalent to approximately L68.0 million (1998: L72.7 million).

Interest rate agreements

In order to manage interest rate risk, the Group enters into interest rate swap agreements and forward rate agreements effectively to change the interest receivable or payable on parts of its underlying investments and borrowings from variable to fixed rates and from fixed to variable rates. Swap agreements and forward rate agreements are only entered into with high quality financial institutions with a minimum long-term credit rating of AA-. Accordingly, while the Group is exposed to market risk to the extent that receipts and payments under interest rate agreements are affected by market interest rates, any such fluctuations will be offset by changes to interest receipts or payments made on variable rate investments and borrowings. The Group accounts for interest rate agreements as hedges and the net effect is recognized as interest income or expense.


Outstanding interest swap agreements and forward rate agreements are summarized as follows:


                                                             December 31, 1999
                -----------------------------------------------------------------------------------------------------------
                                                                                Interest rates
                                                     ----------------------------------------------------------------------
                       Notional
                      principal       Termination             Fixed           Variable             Fixed           Variable
                        balance             dates        receivable            payable           payable         receivable
------------    ---------------   ---------------   ---------------    ---------------   ---------------    ---------------
                     (millions)                                   %                  %                 %                  %
U.S. dollars                714        2000--2003        5.15--7.16         6.03--6.98                --                 --
U.S. dollars                425              2006                --                 --              5.10         6.03--7.12
Sterling                    220        2000--2003        5.47--7.83         6.03--7.03                --                 --
Euros                        48         2000-2002        3.05--5.16         3.30--4.77                --                 --
Euros                         5              2000                --                 --              4.61         3.30--3.85
Japanese Yen                827              2001              1.70         0.25--0.47                --                 --
============    ===============   ===============   ===============    ===============   ===============    ===============




                                                             December 31, 1998
                -----------------------------------------------------------------------------------------------------------
                                                                                Interest rates
                                                     ----------------------------------------------------------------------
                       Notional
                      principal       Termination             Fixed           Variable             Fixed           Variable
                        balance             dates        receivable            payable           payable         receivable
------------    ---------------   ---------------   ---------------    ---------------   ---------------    ---------------
                     (millions)                                   %                  %                 %                  %
U.S. dollars                664        1999--2002        5.15--7.16         5.06--5.41                --                 --
U.S. dollars                450              2006                --                 --              5.10               5.06
Sterling                    166        1999--2002        6.43--8.27         6.12--7.31                --                 --
Deutschemark                 49        1999--2001        3.70--5.07         3.70--5.07                --                 --
Deutschemark                 10              2000                --                 --              4.61               3.56
Japanese Yen              2,060        1999--2001        1.45--1.70         0.22--0.40                --                 --
Italian Lire             14,600        2000--2001        4.54--7.10         3.25--4.59                --                 --
============    ===============   ===============   ===============    ===============   ===============    ===============


Note 31 -- Differences between accounting principles generally accepted in the United Kingdom and the United States (continued)


Concentration of credit risk

Potential concentrations of credit risk to the Group comprise principally cash and short-term deposits, current asset investments, trade receivables and foreign exchange contracts.

     The Group places cash and short-term deposits and undertakes foreign exchange contracts with a range of banks and financial institutions and controls its exposure to any one bank or financial institution. The Group's current asset investments comprise a broad range of financial instruments issued principally in the United Kingdom and the United States.

     Trade receivables include significant amounts due from clients and underwriters. The Group's insurance brokering client base is widely dispersed throughout the world, principally in the United Kingdom and the United States. The credit risk arising from amounts due from clients and underwriters in respect of insurance premiums and claims is minimized as such premiums and claims are not generally paid to the beneficiary until collected.


Fair values of financial instruments

The following information is presented in compliance with the requirements of FAS 107, "Disclosure about Fair Value of Financial Instruments". The carrying amounts and fair values of the material financial instruments of the Group are as follows:


                                                                                           December 31,
                                                                -------------------------------------------------------------------
                                                                             1999                                1998
                                                                -------------------------------    --------------------------------
                                                                      Carrying             Fair          Carrying              Fair
                                                                        amount            value            amount             value
 -----------------------------------------------------------    --------------   --------------    --------------    --------------
                                                                                           (L million)
Assets
Cash and short-term deposits                                             329.3            329.3             317.1             317.1
Current asset investments:
 Listed investments                                                       45.0             44.3              48.7              49.8
 Unlisted investments                                                    249.5            252.0             232.9             236.9
Liabilities
Bank loans and overdrafts                                               (271.7)          (271.7)           (629.1)           (629.1)
Senior Subordinated Notes                                               (334.6)          (277.7)               --                --
Off-balance sheet instruments
 Interest rate swaps and forward rate agreements                            --             10.4                --              10.9
 Forward foreign exchange contracts                                         --              0.7                --               2.7
 ===========================================================    ==============   ==============    ==============    ==============


The following methods and assumptions were used by the Group in establishing its fair value disclosures for financial instruments:

Cash and short-term deposits: the carrying amount approximates fair value.

Current asset investments and Senior Subordinated Notes: the fair value is based on market prices.

Bank loans and overdrafts: the carrying amount approximates fair value.

Off-balance sheet instruments: fair values of interest rate swap agreements are based on discounted cash flow analyses. Fair values of forward foreign exchange contracts are based on contractual and market rates and represent net unrealized gains and losses.

Note 31 -- Differences between accounting principles generally accepted in the United Kingdom and the United States (continued)


Accounting and disclosure of stock-based compensation

FAS 123, Accounting for Stock-Based Compensation, established accounting disclosure standards for stock-based employee compensation plans. The statement gives companies the option of continuing to account for such costs under APB 25, Accounting for Stock Issued to Employees, and related interpretations. The Group has chosen to continue to account for its employee share option plans under APB 25 and, accordingly, there is no compensation cost to the Group arising from these plans. Had the Group chosen to account for the costs of its employee share option plans under FAS 123, which requires such costs to be determined on the basis of the fair value of the options at the date of grant, the Group's net income for the year ended December 31, 1997 would have been L36.1 million, and net income per Ordinary Share would have been 8.6 pence. Details of the fair value of stock awards are given in Note 26. No options were granted in 1998 or 1999.


Debt and equity securities

U.S. GAAP requires debt and equity investments to be classified into three categories: held-to-maturity, trading and available-for-sale. All the Group's investments have been classified as available-for-sale.

     The debt securities held at December 31, 1999 comprise:


                                                                                     Unrealized        Unrealized              Fair
                                                                Amortized cost            gains            losses             value
 -----------------------------------------------------------    --------------   --------------    --------------    --------------
                                                                                           (L million)
U.S. Government securities                                                26.9               --              (0.1)             26.8
U.K. Government securities                                                 6.9               --              (0.2)              6.7
Other foreign government securities                                        4.9               --              (0.2)              4.7
Corporate debt securities                                                  6.3               --              (0.2)              6.1
                                                                --------------   --------------    --------------    --------------
                                                                          45.0               --              (0.7)             44.3
 ===========================================================    ==============   ==============    ==============    ==============




During 1999 sales of debt securities totaled L28.2 million (1998: L31.1 million), on which gross realized gains and gross realized losses were L0.4 million and L0.6 million (1998: L0.3 million and Lnil) respectively.


Maturities of debt securities held at December 31, 1999 are as follows:


--------------------------------------------------------------    --------------
                                                                     (L million)
within one year                                                             23.7
after one year through five years                                           21.3
                                                                  --------------
                                                                            45.0
==============================================================    ==============




Note 32 -- New accounting standards


The following U.K. accounting standards have been recently issued:

     FRS 15, "Tangible Fixed Assets", was issued in February 1999 and is effective for accounting periods ending on or after March 23, 2000 though earlier adoption is permitted. This standard sets out the principles of accounting for the initial measurement, valuation and depreciation of tangible fixed assets. Adoption of this standard by the Company would have no impact on its financial statements.


     FRS 16, "Current Taxation", was issued in December 1999 and is effective for accounting periods ending on or after March 23, 2000 though earlier adoption is permitted. This standard specifies how current tax, in particular withholding tax and tax credits, should be reflected in financial statements. Adoption of this standard by the Company would have no impact on its financial statements.

     The following U.S. accounting standards have been recently issued:

     The FASB issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities" in June 1998, which has to be adopted for fiscal years beginning after June 15, 2000. This standard requires all derivatives to be recognized as either assets or liabilities on the balance sheet at their fair values. It also prescribes the accounting to be followed for the changes in the fair values of derivatives depending upon their intended use and resulting designation. It supersedes or amends the existing standards which deal with hedge accounting and derivatives. The Company has not yet evaluated the effect that adopting this standard will have on the U.S. GAAP amounts reported in its financial statements because the impact is dependent upon the derivative instruments in existence at the time of adoption and the market rates of interest and foreign currency exchange rates prevailing at that time.


Note 33 -- Willis North America Inc. and Willis Partners

Willis North America Inc. is a wholly-owned subsidiary of Willis Partners, of which Willis Group Limited is the 99.9% general partner and Willis Faber U.K. Group Limited, a wholly-owned subsidiary of Willis Group Limited, is the 0.1% general partner. Willis Group Limited and Willis Partners have jointly and severally, fully and unconditionally, guaranteed the Notes.

     Willis North America Inc. prepares its financial information in accordance with U.K. GAAP. Summarized financial information under U.K. GAAP relating to Willis North America Inc. is as follows:


                             Year ended December 31,
                               -------------------------------------------------
                                         1999              1998             1997
 --------------------------    --------------    --------------   --------------
                                                  (L million)
Total operating revenues                358.6             340.0            321.4
Operating income                         21.4              29.0             28.4
Net income                                7.1               8.4             11.4
 ==========================    ==============    ==============   ==============




                                                        At December 31,
                                                --------------------------------
                                                          1999              1998
--------------------------------------------    --------------    --------------
                                                          (L million)
Current assets                                         1,880.9           1,806.5
Fixed assets                                              70.8              59.9
                                                --------------    --------------
                                                       1,951.7           1,866.4
                                                --------------    --------------
Current liabilities                                    1,816.4           1,756.5
Noncurrent liabilities                                    48.6              35.8
Shareholders' equity                                      86.7              74.1
                                                --------------    --------------
                                                       1,951.7           1,866.4
============================================    ==============    ==============



The Group has not presented separate financial statements for Willis North America Inc. because management has determined that such information is not material to holders of the Notes.

     Willis Partners, formed on November 11, 1998, has no assets other than the capital stock of Willis North America Inc. and conducts no business other than the holding of such capital stock.

     The Group has not presented separate financial statements or summarized financial information for Willis Partners because management has determined that such information is not material to holders of the Notes.

Note 34 -- Companies Act

These financial statements do not comprise the Company's statutory accounts within the meaning of section 240 of the Companies Act. Statutory accounts for the years ended December 31, 1997 and 1998 have been, and statutory accounts for the year ended December 31, 1999 will be, delivered to the Registrar of Companies for England and Wales. The auditors' reports on such accounts were unqualified.

                                                                     SCHEDULE II

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES
                       VALUATION AND QUALIFYING ACCOUNTS


                                                                     Additions
                                                  Balance at        charged to        Additions
                                                beginning of         costs and       charged to                      Balance at end
Description                                           period          expenses   other accounts        Deductions         of period
 -----------------------------------------    --------------    --------------   --------------    --------------    --------------
                                                                                   (L million)
Year ended December 31, 1999
 Provision for bad and doubtful debts                   11.8               6.3               --              (2.8)             15.3
                                              --------------    --------------   --------------    --------------    --------------
September 2, 1998 to December 31, 1998
 Provision for bad and doubtful debts                   12.6              (0.3)              --              (0.5)             11.8
                                              --------------    --------------   --------------    --------------    --------------
January 1, 1998 to September 1, 1998
 Provision for bad and doubtful debts                   11.6               1.5               --              (0.5)             12.6
                                              --------------    --------------   --------------    --------------    --------------
Year ended December 31, 1997
 Provision for bad and doubtful debts                   18.6              (4.0)              --              (3.0)             11.6
 =========================================    ==============    ==============   ==============    ==============    ==============
