Form 20-F
period 2000-12-31
WILLIS GROUP LTD
filed 2001-04-02
CIK 1081009

WILLIS GROUP LIMITED
Annual Report on Form 20-F 2000

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549

                                   FORM 20-F

(Mark One)
|_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
    EXCHANGE ACT OF 1934
                                       or
|X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934
                  For the fiscal year ended December 31, 2000
                                       or
|_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934
                     For the transition period from     to
                      Commission file number: 333-74483-02

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

- ---------------

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

           Ordinary Shares of par value 12.5p per share  479,323,172

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes |X|               No |_|

Indicate by check mark which financial statement item the Registrant has elected to follow.

Item 17 |_|           Item 18 |X|

                               TABLE OF CONTENTS


                                                                               Page
             Certain Definitions                                                  3
             Currency Translation                                                 3
             The U.S. Securities Litigation Reform Act of 1995                    3
                                       PART I
Item 1       Identity of Directors, Senior Management and Advisers                5
Item 2       Offer Statistics and Expected Timetable                              5
Item 3       Key Information                                                      5
               Selected Financial Data                                            5
               Risk Factors                                                       7
Item 4       Information on the Company                                          18
               History and Development of the Company                            18
               Business Overview                                                 19
               Organizational Structure                                          32
               Property, Plants and Equipment                                    32
Item 5       Operating and Financial Review and Prospects                        32
               Operating Results                                                 32
               Liquidity and Capital Resources                                   36
Item 6       Directors, Senior Management and Employees                          39
               Directors and Senior Management                                   39
               Compensation                                                      40
               Board Practices                                                   42
               Employees                                                         42
               Share Ownership                                                   42
Item 7       Major Shareholders and Related Party Transactions                   43
               Major Shareholders                                                43
               Related Party Transactions                                        43
Item 8       Financial Information                                               44
               Consolidated Statements and Other Financial Information           44
               Significant Changes                                               46
Item 9       The Offer and Listing                                               47
               Markets                                                           47
Item 10      Additional Information                                              47
               Memorandum and Articles of Association                            47
               Material Contracts                                                49
               Exchange Controls                                                 49
               Taxation                                                          49
               Documents on Display                                              50
Item 11      Quantitative and Qualitative Disclosures about Market Risk          50
Item 12      Description of Securities Other Than Equity Securities              53
                                      PART II
Item 13      Defaults, Dividend Arrearages and Delinquencies                     54
Item 14      Material Modifications to the Rights of Security Holders and
             Use of Proceeds                                                     54
                                      PART III
Item 17      Financial Statements                                                54
Item 18      Financial Statements and Exhibits                                   54
Item 19      Exhibits                                                            54

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

"Guarantors"                   The Company and Willis Partners, each being a
                               Guarantor of the $550 million 9% Senior
                               Subordinated Notes due 2009.

"KKR"                          Kohlberg Kravis Roberts & Co. L.P.

"Notes" $550 million 9% Senior Subordinated Notes due 2009 issued by Willis North America and guaranteed by the Company and Willis Partners.

"Ordinary Shares"              The issued fully paid Ordinary Shares of par
                               value 12.5p per share in the Company.

"Trinity"                      Trinity Acquisition Limited, an entity formed by
                               KKR for the purposes of acquiring the Company in 1998 in a going private transaction.

"U.K. GAAP"                    Accounting principles generally accepted in the
                               United Kingdom.

"U.S. GAAP"                    United States generally accepted accounting
                               principles.

In this annual report, "Willis", "we", "us" and "our" refers to the Group.

Currency Translation

  The Company publishes its financial statements expressed in pounds sterling. In this annual report references to "U.S. dollars", "U.S.$" or "$" are to United States ("U.S.") currency and references to "pounds sterling", "sterling" or "(L)" and "pence" or "p" are to the lawful currency of the United Kingdom of Great Britain and Northern Ireland.

  Unless otherwise indicated, in this annual report, translations of pounds sterling to U.S. dollars have been made at the rate of $1.50 = (L)1, the noon buying rate in the City of New York for cable transfers in pounds sterling as announced for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on December 31, 2000. These translations should not be construed as representations that the pound sterling amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated or at any other rate. For additional information on exchange rates between the pound sterling and the U.S. dollar, see "Item 3 Key Information - Selected Financial Data".

The U.S. Securities Litigation Reform Act of 1995

  Forward looking statements in this document are made pursuant to the safe-harbor provisions of the U.S. Securities Litigation Reform Act of 1995.

  We have included in this document forward-looking statements that state our intentions, beliefs, expectations or predictions for the future. All statements other than statements of historical facts included in this document, including statements regarding our future financial position, strategy, projected costs and plans and objectives of management for future operations, may be deemed to be forward-looking statements. Although we believe that the expectations reflected in those forward-looking statements are reasonable, we can give no assurance that those expectations will prove to have been correct. Important factors that could cause actual results to differ materially from our expectations are disclosed under "Item 3 Key Information - Risk Factors" and elsewhere in this document, including in conjunction with the forward-looking statements included in this document. All forward-looking statements contained in this document are qualified by reference to this cautionary statement.

                                     PART I


Item 1 - Identity of Directors, Senior Management and Advisers

  Not applicable.

Item 2 - Offer Statistics and Expected Timetable

  Not applicable.

Item 3 - Key Information

Selected Financial Data

  The selected consolidated financial data presented below at December 31, 2000 and 1999 and for each of the periods in the three-year period ended December 31, 2000, have been derived from, and should be read in conjunction with, the audited consolidated financial statements of the Group and the notes thereto that are included elsewhere in this annual report. The selected consolidated financial data presented below at December 31, 1998, 1997 and 1996 and for the years ended December 31, 1997 and 1996 have been derived from the audited consolidated financial statements of the Group and the notes thereto that are not included in this annual report.

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

Consolidated Income Statement Data

                                                                                                              September 2
                                                                                                                       to
                                                                       Year ended December 31,               December 31,
                                                           -------------------------------------------------    ---------
                                                                2000         2000         1999          1998         1998
                                                               $ (a)          (L)          (L)           (L)          (L)
- ------------------------------------------------------     ---------    ---------    ---------     ---------    ---------
                                                                 (in millions, except per Ordinary Share amounts)
Amounts in accordance with U.K. GAAP:
Operating revenues                                           1,291.5        861.0        766.4         718.2        249.4
                                                           =========    =========    =========     =========    =========
Operating income before exceptional items                      194.9        129.9         51.6          82.8         26.0
Exceptional items (b)                                              -            -        (54.6)        (40.8)        (5.0)
                                                           ---------    ---------    ---------     ---------    ---------
Operating income/(loss)                                        194.9        129.9         (3.0)         42.0         21.0
(Loss)/gain on disposal/closure of operations                   (7.7)        (5.1)         1.5         (29.3)        (1.3)
Share of profit/(loss) of associates                             6.9          4.6          6.6           6.3         (1.4)
Net interest income/(expense)                                    0.5          0.3          2.6          (3.2)        (1.2)
                                                           ---------    ---------    ---------     ---------    ---------
Income/(loss) before taxation                                  194.6        129.7          7.7          15.8         17.1
Taxation                                                       (55.2)       (36.8)       (11.1)        (54.4)       (40.9)
Equity Minority Interest                                        (2.3)        (1.5)        (3.0)         (2.7)        (1.9)
                                                           ---------    ---------    ---------     ---------    ---------
Net income/(loss)                                              137.1         91.4         (6.4)        (41.3)       (25.7)
                                                           =========    =========    =========     =========    =========
Per Ordinary Share :
Net income/(loss)                                              $0.29         19.2p        (1.4)p        (9.7)p       (6.0)p
                                                           =========    =========    =========     =========    =========
Amounts in accordance with U.S. GAAP:
Operating revenues                                           1,291.5        861.0        766.4                      249.4
                                                           ---------    ---------    ---------                  ---------
Operating income/(loss)                                        153.3        102.2         (9.7)(c)                    7.8
Net interest income/(expense)                                    0.5          0.3          2.6                       (1.2)
                                                           ---------    ---------    ---------                  ---------
Income/(loss) before tax                                       153.8        102.5         (7.1)(c)                    6.6
Income tax expense                                             (53.1)       (35.4)       (12.2)(c)                  (37.6)
Equity in net earnings/(losses) of associates                    3.3          2.2          4.7                       (3.0)
Minority Interest                                               (2.3)        (1.5)        (3.0)                      (1.9)
                                                           ---------    ---------    ---------                  ---------
Net income/(loss)                                              101.7         67.8        (17.6)(c)                  (35.9)
                                                           =========    =========    =========                  =========
Per Ordinary Share:
Net earnings/(loss)                                            $0.21        14.2p         (3.7)p(c)                  (8.4)p
======================================================     =========    =========    =========                  =========

                                                           January 1
                                                                  to
                                                        September 1,   Year ended December 31,
                                                           ---------   -----------------------
                                                                1998         1997         1996
                                                                 (L)          (L)          (L)
- ------------------------------------------------------     ---------    ---------    ---------
                                                           (in millions, except per Ordinary
                                                                     Share amounts)
Amounts in accordance with U.K. GAAP:
Operating revenues                                             468.8        694.0        730.7
                                                           =========    =========    =========
Operating income before exceptional items                       56.8         92.1         87.8
Exceptional items (b)                                          (35.8)           -            -
                                                           ---------    ---------    ---------
Operating income/(loss)                                         21.0         92.1         87.8
(Loss)/gain on disposal/closure of operations                  (28.0)         2.2          2.5
Share of profit/(loss) of associates                             7.7          1.9          3.5
Net interest income/(expense)                                   (2.0)        (0.7)        (2.2)
                                                           ---------    ---------    ---------
Income/(loss) before taxation                                   (1.3)        95.5         91.6
Taxation                                                       (13.5)       (38.1)       (36.6)
Equity Minority Interest                                        (0.8)        (0.5)        (0.8)
                                                           ---------    ---------    ---------
Net income/(loss)                                              (15.6)        56.9         54.2
                                                           =========    =========    =========
Per Ordinary Share :
Net income/(loss)                                               (3.7)p       13.6p        13.0p
                                                           =========    =========    =========
Amounts in accordance with U.S. GAAP:
Operating revenues                                             468.8        694.0        730.7
                                                           ---------    ---------    ---------
Operating income/(loss)                                        (10.8)        69.3         73.4
Net interest income/(expense)                                   (2.0)        (0.7)        (2.2)
                                                           ---------    ---------    ---------
Income/(loss) before tax                                       (12.8)        68.6         71.2
Income tax expense                                             (13.0)       (33.5)       (35.6)
Equity in net earnings/(losses) of associates                    7.6          1.6          2.9
Minority Interest                                               (0.8)        (0.5)        (0.8)
                                                           ---------    ---------    ---------
Net income/(loss)                                              (19.0)        36.2         37.7
                                                           =========    =========    =========
Per Ordinary Share:
Net earnings/(loss)                                             (4.5)p        8.7p        9.0p
======================================================     =========    =========    =========

Consolidated Balance Sheet Data

                                                                                    December 31,
                                                  ---------------------------------------------------------------------------------
                                                        2000          2000           1999          1998          1997          1996
                                                       $ (a)           (L)            (L)           (L)           (L)           (L)
- ----------------------------------------------    ----------    ----------     ----------    ----------    ----------    ----------
                                                                             (in millions)
Amounts in accordance with U.K. GAAP:
Total assets                                         8,197.8       5,465.2        4,722.5       4,589.0       3,304.3       3,377.2
Total long-term debt                                   951.5         634.3          604.7         276.4          34.0          17.9
Total shareholders' equity                             128.1          85.4          101.8          89.0         124.6         151.9
Amounts in accordance with U.S. GAAP:
Total assets                                         9,490.7       6,327.1        5,540.7(c)    5,369.9       3,763.4       3,953.5
Total long-term debt                                   957.5         638.3          609.6         276.4          34.0          17.9
Total shareholders' equity                           1,376.7         917.8          892.1(c)      875.4         583.6         560.2
==============================================    ==========    ==========     ==========    ==========    ==========    ==========


(a) U.S. dollar amounts have been translated at the Noon Buying Rate on December 31, 2000 of $1.50 = (L)1.00, solely for convenience.

(b) For a description of exceptional items charged against operating income, see Note 4 of Notes to the Financial Statements.

(c) As restated, see Note 31 of Notes to the Financial Statements.

Exchange Rates

  The following table shows certain information concerning the Noon Buying Rate for pounds sterling, expressed in U.S. dollars per (L)1.00. The exchange rate on March 30, 2001 was (L)1 = US$1.42.

                                        Month's Highest           Month's Lowest
Month                                     Exchange Rate            Exchange Rate
- ------------------------------    ---------------------    ---------------------
February 2001                                   $1.4770                  $1.4425
January 2001                                    $1.5025                  $1.4537
December 2000                                   $1.4967                  $1.4322
November 2000                                   $1.4512                  $1.3989
October 2000                                    $1.4708                  $1.4316
September 2000                                  $1.4758                  $1.3962
==============================    =====================    =====================


Calendar year                               At year end              Average (i)
- ------------------------------    ---------------------    ---------------------
1996                                              $1.71                    $1.56
1997                                              $1.64                    $1.64
1998                                              $1.66                    $1.66
1999                                              $1.62                    $1.61
2000                                              $1.50                    $1.52
==============================    =====================    =====================


(i) The average of the Noon Buying Rates at the last business day of each month during the calendar year.

  A significant portion of the Group's assets, liabilities and revenues are denominated in currencies other than pounds sterling, principally the U.S. dollar. For a discussion of the impact of exchange rate movements, see "Item
5. Operating and Financial Review and Prospects - Liquidity and Capital Resources".

Risk Factors

  This section describes some of the risks, which could affect the Group's business, and should be read in conjunction with any forward-looking statements in this Annual Report on Form 20-F.

  The risks below are those of which the Group is aware. All of these risks could materially affect the Group's business, its revenues, operating income, net income, net assets and liquidity and capital resources.

Substantial Debt - We have significant indebtedness which may restrict our growth, place us at a competitive disadvantage and adversely affect our ability to conduct our business.

  At December 31, 2000, we had a total of (L)634.3 million of long-term debt, our shareholders' equity was (L)85.4 million and our debt to equity ratio was
7.4 to 1 on a U.K. GAAP basis and 0.7 to 1 on a U.S. GAAP basis. Our interest expense for the year 2000 was (L)57.9 million. During 2000, $30.0 million ((L)20.9 million) of debt was repaid, and a further $22.5 million ((L)15.5 million) was repaid in February 2001. Our repayment obligations for these periods were $3.25 million for 2000 and $8.25 million for 2001. Our significant debt and debt service requirements could adversely affect our ability to operate our business and may limit our ability to take advantage of potential business opportunities. For example, our high level of debt presents the following risks to you:

    o we may have difficulty borrowing money in the future for working capital, capital expenditures, acquisitions or other purposes;

    o covenants in our debt instruments limit our ability to pay or make restricted payments and investments;

    o we will need to use a large portion of the money earned by us to pay principal and interest on our indebtedness, which will reduce the amount of money available to us for our operations and other business activities;

    o we may have a much higher level of debt than our competitors, which may put us at a competitive disadvantage;

    o our debt level makes us more vulnerable to economic downturns and adverse developments in our business;

    o we are subject to the risk of interest rate increases on our indebtedness with variable interest rates;

    o our debt level reduces our flexibility in responding to changing business and economic conditions, including increased competition in the insurance brokerage industry; and

    o our debt level limits our ability to pursue other business opportunities, borrow more money for operations or capital in the future and implement our business strategies.

Additional Borrowings Available - Despite current indebtedness levels, we may still be able to incur substantially more debt. This could increase the impact of the risks described above.

  Subject to restrictions in the instruments governing our outstanding indebtedness, we may borrow more money for working capital, capital expenditures, acquisitions or other purposes. We currently have availability under our revolving credit facility of $150 million. Our expansion strategy, including the pursuit of strategic acquisitions and investments, may involve the incurrence of indebtedness in addition to our revolving credit facility. If new debt is added to our current debt levels, the related risks that we now face could intensify.

Ability to Service Debt - We may not be able to generate sufficient cash flow to repay or pay interest on our outstanding indebtedness.

  Our business may not generate cash flow in an amount sufficient to enable us to pay the principal of, or interest on, our indebtedness or to fund our other liquidity needs. Our ability to make payments on or to refinance that indebtedness, to fund planned capital expenditures and to pursue our expansion strategy will depend on our future performance, which, to a certain extent, is subject to general economic, financial, competitive, regulatory and other factors that are beyond our control.

  For the year ended December 31, 2000, the ratio of earnings to fixed charges was 2.8: 1. For these purposes, earnings of (L)199 million consist of income before taxation, less amounts retained by associates, plus fixed charges. Fixed charges of (L)71 million consist of interest expense (including amortization of debt issuance costs) and the interest element of operating lease rentals.

Need for Additional Financing for Acquisitions - If we fail to obtain additional financing for acquisitions, we may not be able to expand our business.

  We have engaged, and expect to continue to engage, in acquisitions to maintain or increase our market share and expand our business. Our acquisition strategy may require us to seek additional financing. If we are unable to obtain sufficient financing on satisfactory terms and conditions, we may not be able to maintain or increase our market share or expand our business. Our ability to obtain additional financing will depend upon a number of factors, many of which are beyond our control. For example, we may not be able to obtain additional financing because we already have substantial debt and because we may not have sufficient cash flow to service or repay our existing or additional debt.

Premiums and Commissions - We do not control the premiums on which our commissions are based, and volatility or declines in premiums may seriously undermine our profitability.

  We derive most of our revenues from commissions and fees for brokering and consulting services. We do not determine insurance premiums on which commissions are generally based. Historically, although commercial property and casualty pricing has been improving in recent months, premiums have been cyclical in nature and have varied widely based on market conditions. Since the late 1980s, insurance premium rates have generally been declining as a result of a number of factors, including:

    o   the expanded underwriting capacity of insurance carriers;

    o   consolidation of both insurance intermediaries and insurance carriers;
        and

    o   increased competition among insurance carriers.

  In addition, as traditional risk-bearing insurance carriers continue to outsource the production of premium revenue to non-affiliated agents or brokers such as ourselves, those insurance carriers may seek to reduce further their expenses by reducing the commission rates payable to those insurance agents or brokers. The reduction of these commission rates, along with general volatility and/or declines in premiums, may significantly undermine our profitability.

Legal Matters - Our business, results of operations, financial condition or liquidity may be materially adversely affected by errors and omissions and the outcome of certain pending legal matters.

  Errors and Omissions. We have extensive operations and are subject to claims and litigation in the ordinary course of business resulting from alleged errors and omissions. Because we often assist our clients with matters, including the placement of insurance coverage and the handling of related claims, involving substantial amounts of money and errors and omissions claims against us may in turn allege our potential liability for all or part of the amounts in question, claimants can seek large damage awards and such claims can involve potentially significant defense costs. Errors and omissions could include, for example, our employees or sub-agents failing, whether negligently or intentionally, to place coverage or notify claims on behalf of clients, to provide insurance carriers with complete and accurate information relating to the risks being insured or to appropriately apply funds that we hold for our clients on a fiduciary basis. It is not always possible to prevent and detect errors and omissions and the precautions we take may not be effective in all cases. At December 31, 2000, we had unutilized provisions of (L)34.9 million related to liabilities that may arise from asserted and unasserted claims for errors and omissions in connection with our businesses. This amount excludes provisions established in connection with the pension review discussed below.

  While most of the errors and omissions claims made against us have, subject to our self-insured deductibles, been covered by our professional indemnity insurance, our results of operations, financial condition or liquidity may be adversely affected if in the future our insurance coverage proves to be inadequate or unavailable or there is an increase in liabilities for which we self-insure. In addition, errors and omissions claims may harm our reputation or divert management resources away from operating our business.

  Sovereign/WFUM. Willis Faber (Underwriting Management) Limited, or WFUM, a wholly-owned subsidiary of ours, provided underwriting agency and other services to Sovereign Marine & General Insurance Company Limited, which is one of our other subsidiaries, and to third party insurance companies, some of which are long-standing clients of ours, which we refer to as the stamp companies.

  In July 1997, Sovereign received an adverse arbitration decision in respect of a dispute between Sovereign and one of its reinsurers regarding the enforceability of certain reinsurance arranged by WFUM. The directors of Sovereign were unable to secure the support of the Company for unlimited financial backing and, as a consequence, placed Sovereign into provisional liquidation. Sovereign is currently insolvent and subject to a court-approved arrangement between a company and its creditors, referred to as a scheme of arrangement. Following publication of the arbitration decision referred to in this paragraph, Sovereign and some of the stamp companies expressed concern about the enforceability of other reinsurance put in place by WFUM on behalf of Sovereign and the stamp companies. Sovereign and the stamp companies may make claims against WFUM, the Company, and our insurance brokering subsidiaries in respect of alleged acts or omissions of our subsidiaries, or in respect of the costs of the run-off of the stamp companies' liabilities. We cannot assure you that such claims will not be successful or, if successful, would not have a material adverse effect on our results of operations, financial condition or liquidity. For a more detailed discussion of this matter, see Item 8 "- Financial Information Consolidated Statements and Other Financial Information
- - Legal Proceedings".

  Pension Review. As is the case for many companies involved in selling personal pension plans to individuals in the United Kingdom from 1988 to 1994, we face liabilities as a result of the pension transfers and opt-outs review initiated by the United Kingdom government. Sellers of personal pension plans have been subject to liabilities based on claims that they allegedly mis-sold pension products or gave improper advice. In particular, the regulators of the companies that engaged in this business, such as our independent financial advisory business, Willis Corroon Financial Planning Limited, required these companies to compensate individuals who withdrew from their previous or existing company pension plans or who were otherwise advised to set up personal plans, to the extent that following withdrawal, and the consequent loss of the employer contribution, that individual's personal pension plan did not produce returns equal to those that would have been achievable with an employer's company-sponsored plan. Whether compensation is due to a particular individual, and the amount of any compensation, is dependent on the subsequent performance of the pension plan sold and the relative cost to reinstate that individual into his or her prior company pension plan. These amounts could be significant and, in that case, materially adversely affect our results of operations or financial condition. Although we believe that the provisions established for the pension review, totaling (L)70 million (approximately
(L)36.0 million of which has been paid as of December 31, 2000) are prudent, there remains a possibility that the provisions made will be insufficient. For a more detailed discussion of this matter, see Item 8 "- Financial Information Consolidated Statements and Other Financial Information - Legal Proceedings".

Effects of Insurance Market Dispute - Claims may be made against Willis Limited in relation to the personal accident excess of loss reinsurance market, and if those claims are material and successful, our business, results of operations, financial condition and liquidity may be materially adversely affected.

  Various legal proceedings are pending, have been concluded or may commence between reinsurers, reinsureds and in some cases their intermediaries, including reinsurance brokers, relating to personal accident excess of loss reinsurance for the years 1993 to 1998. The proceedings principally concern allegations by reinsurers that they have sustained substantial losses due to an alleged abnormal "spiral" in the market in which the reinsurance contracts were placed, the existence and nature of which, as well as other information, was not disclosed to them by the reinsureds or their reinsurance broker. A "spiral" is a market term for a situation in which reinsureds and reinsurers reinsure each other with the effect that the same loss or portion of that loss moves through the market multiple times.

  The reinsurers concerned are taking the position that, despite their decisions to underwrite risks or a group of risks, they are no longer bound by their reinsurance contracts. As a result, they have stopped settling claims and are seeking to recover claims already paid. We also understand that there have been two arbitration awards in relation to a spiral, among other things, in which the reinsurer successfully argued that it was no longer bound by parts of its reinsurance program. Willis Limited, our principal insurance broking subsidiary in the UK, acted as the reinsurance broker or otherwise as intermediary, but not as an underwriter, for numerous personal accident reinsurance contracts, including for two contracts that were involved in one of the arbitrations. Due to the small number of reinsurance brokers generally,

Willis Limited was one of a small number of brokers active in the market for this insurance during the relevant period. We also utilized other brokers active in this market as sub-agents, including brokers who are parties to the legal proceedings described above, for certain contracts and may be responsible for any errors and omissions they may have made. Although neither we nor any of our subsidiaries are a party to any of the proceedings or arbitrations, Willis Limited has entered into standstill agreements with certain of the reinsureds for which it has acted as reinsurance broker or otherwise as intermediary, with the primary purpose of tolling the statute of limitations pending the outcome of proceedings between the reinsureds and reinsurers so that those reinsureds would not feel compelled to commence proceedings against Willis Limited in order to avoid the lapse of any claims they may have.

  As a result of the significant amount of underwriting losses that the underwriters for personal accident reinsurance have incurred, settlements between reinsureds and reinsurers have largely stopped. It is possible that reinsureds or reinsurers or other intermediaries may bring claims against Willis Limited or may ask Willis Limited to contribute to any settlements that may be reached. We understand that industry groups have been or are being formed with a view to seeking a market-wide settlement of claims arising in various years, and Willis Limited has been approached to join groups for certain years. Although at this time no claims are pending against Willis Limited and we have not joined any settlement effort, claims may be made against Willis Limited if reinsurers do not settle claims on policies issued by them. It is too early to know what amount of underwriting losses will be alleged to be attributable to an abnormal spiral or the other issues that may be raised, or what amount, if any, reinsureds or reinsurers or other intermediaries may seek to recover from Willis Limited. We also do not know whether, if any claims are successful, the amounts paid in respect of such claims will be material. We have not reserved any amounts for potential claims other than in respect of legal costs relating to investigating these issues.

Regulation - We are subject to insurance industry regulation worldwide. If we fail to comply with regulatory requirements, we may not be able to conduct our business.

  The manner in which we conduct our business is subject to legal requirements and governmental and quasi-governmental regulatory supervision in the various countries in which we operate. These requirements are generally designed to protect our clients by establishing minimum standards of conduct and practice, particularly regarding the provision of advice and product information as well as financial criteria. In the United Kingdom, our business activities are regulated by the General Insurance Standards Council, as well as by the Financial Services Authority, which also conducts monitoring visits to assess our compliance with their requirements. Further, our clients have the right to file complaints with our regulators about our services, and the regulators may conduct an investigation or require us to conduct an investigation into these complaints. Our failure or that of our employees, to satisfy the regulators that we are in compliance with their requirements or the legal requirements governing our activities, can result in disciplinary action, fines, reputational damage and financial harm. Lloyd's, whose regulatory responsibilities for our insurance broking activities in the United Kingdom were transferred to the General Insurance Standards Council on July 3, 2000, other than for complaints that arise prior to that date, has disciplined and fined a number of Lloyd's brokers and their employees for misconduct. This misconduct covered failures to maintain procedures and records and to act in the clients' best interests, particularly in the taking of commissions without appropriate disclosure.

  Our activities in the United States are subject to regulation and supervision by state authorities. Although the scope of regulation and form of supervision by state authorities in adopting regulation and form of supervision may vary from jurisdiction to jurisdiction, insurance laws in the United States are often complex and generally grant broad discretion to supervisory authorities in adopting regulations and supervising regulated activities. This supervision generally includes the licensing of insurance brokers and agents and third party administrators and the regulation of the handling and investment of client funds held in a fiduciary capacity. Our continuing ability to provide insurance brokering and third party administration in the jurisdictions in which we currently operate, depends on our compliance with the rules and regulations promulgated from time to time by the regulatory authorities in each of these jurisdictions.

  We have in the past failed to comply with some of these regulations and future failures by us or our employees may occur. While past failures have resulted, or are likely to result, in insignificant fines, any future failures could lead to other disciplinary action, including requiring clients to be compensated for loss, the imposition of fines or the revocation of our authorization to operate as well as reputational damage. In addition, changes in legislation or regulations and actions by regulators, including changes in administration and enforcement policies, could from time to time require operational improvements or modifications at various locations which could result in higher costs or hinder our ability to operate our business.

Put and Call Arrangements - We have entered into significant put and call arrangements which may require us to pay substantial amounts to purchase shares in one of our associates. Those payments would reduce our cash flow and the funds available to grow our business.

  In connection with many of our investments in our associates, we retain rights to increase our ownership percentages of these associates over time and, in some cases, the existing owners also have a right to put their shares to us. The put arrangement in place for shares of our associate, Gras Savoye, may require us to pay substantial amounts to purchase those shares, which may cause a significant decrease in our liquidity and the funds available to grow our business. See "Item 5 - Operating and Financial Review and Prospects - Liquidity and Capital Resources."

  The rights under the put arrangement may be exercised between 2001 and 2011, and if fully exercised, we would be required to buy shares of Gras Savoye, other than those held by its management, possibly increasing our ownership interest by 57% from 33% to 90%. Management shareholders of Gras Savoye, representing approximately 10% of the outstanding shares, do not have general put rights between 2001 and 2011, but have certain put rights on their death, disability or retirement. We expect that payments in connection with management put rights will not exceed (L)14.7 million if those rights are fully exercised.

  From 2001 to 2005, the incremental 57% of Gras Savoye may be put to us at a price equal to the greater of approximately 800 million French francs ((L)76.9 million at December 31, 2000 exchange rates) for the full 57% or a price determined by a contractual formula based on earnings and revenue. After 2005, the put price is determined solely by the formula. The shareholders may put their shares individually at any time during the put period. The amounts we may have to pay in connection with the put arrangement may significantly exceed these estimates.

  We may need to obtain additional financings to satisfy our obligations under the put arrangements described in this risk factor. See "- Substantial Debt" and "- Ability to Service Debt".

Competition - Competition in our industry is intense, and if we are unable to compete effectively, we may lose market share and our business may be materially adversely affected.

  We face competition in all fields in which we operate, based on global capability, product breadth, innovation, quality of service and price. We compete with Marsh & McLennan and Aon, the two other providers of global risk management services, as well as with numerous specialist, regional and local firms. If we are unable to compete effectively against these competitors, we will suffer lower revenue, reduced operating margins and loss of market share.

  Competition for business is intense in all our business lines and in every insurance market, and the other two providers of global risk management services have substantially greater market share than we do. Competition on premium rates has also exacerbated the pressures caused by a continuing reduction in demand in some classes of business. For example, insureds are currently retaining a greater proportion of their risk portfolios than previously. Industrial and commercial companies are increasingly relying upon their own subsidiary insurance companies, known as captive insurance companies, self-insurance pools, risk retention groups, mutual insurance companies and other mechanisms for funding their risks, rather than buying insurance. Additional competitive pressures arise from the entry of new market participants, such as banks, accounting firms and insurance carriers themselves, offering risk management or transfer services. See "Item 4 - Information on the Company - Business Overview - Competition."

Dependence on Key Personnel - The loss of any member of our senior management or a significant number of our brokers could negatively affect our financial plans, marketing and other objectives.

  The loss of or failure to attract key personnel could significantly impede our financial plans, growth, marketing and other objectives. Our success depends to a substantial extent not only on the ability and experience of our senior management, including our Executive Chairman, Joseph Plumeri, but also on the individual brokers and teams that service our clients and maintain client relationships. The insurance brokerage industry has in the past experienced intense competition for the services of leading individual brokers and brokerage teams, and we have lost key individuals and teams to competitors in the past. We believe that our future success will depend in large part on our ability to attract and retain additional highly skilled and qualified personnel and to expand, train and manage our employee base. We may not be successful in doing so, because the competition for qualified personnel in our industry is intense. Although we have employment agreements with our key employees, we do not generally purchase key man life insurance on our employees.

International Operations - Our significant global operations expose us to various risks that could impact our business.

  A significant portion of our operations is conducted outside the United States and the United Kingdom. Accordingly, we are subject to legal, economic and market risks associated with operating in foreign countries, including:

    o   devaluations and fluctuations in currency exchange rates;

    o imposition of limitations on conversion of foreign currencies into pounds sterling or U.S. dollars or remittance of dividends and other payments by foreign subsidiaries;

    o imposition or increase of withholding and other taxes on remittances and other payments by subsidiaries;

    o   hyperinflation in certain foreign countries;

    o imposition or increase of investment and other restrictions by foreign governments;

    o   longer payment cycles;

    o   greater difficulties in accounts receivable collection; and

    o   the requirement of complying with a wide variety of foreign laws.

Foreign Exchange Risk - Our significant non-UK operations, particularly those in the United States, expose us to exchange rate fluctuations, and our net income may suffer due to currency translations.

  We report our operating results and financial condition in pounds sterling. Our United States operations earn revenue and incur expenses primarily in U.S. dollars. In the United Kingdom, however, we earn revenue in a number of different currencies, but expenses are almost entirely incurred in pounds sterling. Outside the United States and the United Kingdom, we predominately generate revenue and expenses in the local currency. The table below details the breakdown of revenues and expenses by currency in 2000.

                                                            U.S.          Other
                                         Sterling        Dollars     Currencies
                                      -----------    -----------    -----------
Percentage of Revenues............            20%            60%            20%
Percentage of Expenses............            40%            45%            15%


  Because of devaluations and fluctuations in currency exchange rates or the imposition of limitations on conversion of foreign currencies into pounds sterling, we are subject to currency translation exposure on the profits of our operations in addition to economic exposure. Furthermore, the mismatch between sterling revenues and expenses creates an exchange exposure. As the pound sterling strengthens, the U.S. dollars required to be translated into pounds sterling to cover the net sterling expenses increase, which then causes our results to be negatively impacted.

  Our policy is to convert into pounds sterling all revenues arising in currencies other than U.S. dollars together with sufficient U.S. dollar revenues to fund the remaining pounds sterling expenses. Outside the United Kingdom, only those cash flows necessary to fund mismatches between revenues and expenses are converted into local currency; amounts remitted to the United Kingdom are generally converted into pounds sterling. These transactional currency exposures are generally managed by entering into forward exchange contracts. It is our policy to hedge at least 25% of the next 12 months' exposure in significant currencies. We generally do not hedge exposures beyond three years.

  Given these facts, the strength of the pound sterling in recent years has had a material negative impact on our reported results. This risk could have a material adverse effect on our business, financial condition, cash flow and results of operations in the future.

Implementation of Expansion Strategy - If we are unable to implement successfully our acquisition and investment strategy, we may not be able to expand our business and remain competitive.

  If we fail to implement our expansion strategy successfully, we may not be able to grow or remain competitive. Any growth through acquisitions and investments will be dependent upon identifying suitable acquisition or investment candidates and successfully consummating those transactions and integrating the acquired business at reasonable costs, on a timely basis and without disruption to our existing business. See "- Competition" and "Item 4 - Information on the Company - Business Overview - Business Strategy."

Contractual Subordination - Your right to receive payments on the Notes is junior to our existing debt and possibly to all our future debt. In addition, the guarantees are junior to all the Guarantors' existing debt and possibly to all their future debt.

  The Notes are contractually subordinated in right of payment to all senior indebtedness of Willis North America and the guarantees are contractually subordinated in right of payment to all senior indebtedness of the Guarantors. At December 31, 2000, Willis North America had approximately $407.5 million ((L)271.7 million) of senior indebtedness (excluding unused commitments), all of which was secured. The indenture permits Willis North America to borrow certain additional debt, which may be senior indebtedness.

  If Willis North America is declared bankrupt or insolvent, or if there is a payment default under any senior indebtedness, we are required to pay the lenders under the senior credit facilities and any other creditors who are holders of senior indebtedness in full before we pay you. Accordingly, we may not have enough assets remaining after payments to holders of such senior indebtedness to pay you. In addition, under certain circumstances, Willis North America may not pay any amount on the Notes if certain senior indebtedness including debt under the senior credit facilities, is not paid when due or any other default on such senior indebtedness exists.

  Further, the senior credit facilities may prohibit Willis North America from repurchasing any Notes prior to maturity, even though the indenture requires us to offer to repurchase Notes in certain circumstances. If Willis North America or the Guarantors make certain asset sales or if a change of control occurs when Willis North America is prohibited from repurchasing Notes, Willis North America could ask its lenders under the senior credit facilities if it may repurchase the Notes or it could attempt to refinance the borrowings that contain such prohibitions. If Willis North America does not obtain such a consent or repay such borrowings, Willis North America would be unable to repurchase the Notes. Willis North America's failure to repurchase tendered Notes at a time when such repurchase is required by the indenture would constitute an event of default under the indenture which, in turn, would constitute a default under the senior credit facilities. In such circumstances, the subordination provisions in the indenture would restrict payments to you.

Asset Encumbrances - If we default under our senior debt, our senior lenders can foreclose on the assets we have pledged to secure payment of the senior credit facilities to your exclusion.

  In addition to being contractually subordinated to all existing and future senior indebtedness, our obligations under the Notes are unsecured while our obligations under the senior credit facilities are secured by the pledge of all of the capital stock of the Company, Willis North America, and certain direct subsidiaries of Willis North America and the Company and a pledge of all the partnership interests of Willis Partners. The pledge of stock owned by the Company is supported by a general lien (known as a floating charge in the United Kingdom) filed in the United Kingdom against the Company's assets. If we default under the senior credit facilities, the lenders could declare all of the funds borrowed by Willis North America under the senior credit facilities, together with accrued interest, immediately due and payable. If we were unable to repay such indebtedness, the lenders could foreclose on the pledged stock of our subsidiaries to your exclusion, even if an event of default exists under the indenture at such time. Furthermore, under the guarantees, if all shares of the Company or partnership interests of Willis Partners are sold to persons pursuant to an enforcement of the pledge of shares in the Company or the pledge of the partnership interests in Willis Partners for the benefit of the senior lenders, then the applicable guarantor will be released from its guarantee automatically and immediately upon the sale.

Holding Company Structure - Because the Company and Willis Partners are holding companies, the creditors of our subsidiaries in a bankruptcy will be paid from the subsidiaries' assets before you have any claim to such assets.

  The Company is a holding company with no significant assets other than (1) its 99.9% general partnership interest in Willis Partners and the stock of Willis Partners' subsidiaries, (including Willis North America and Willis North America's subsidiaries) and (2) the stock of the Company's U.K. and other subsidiaries. Willis Partners is also a holding company with no significant assets other than the stock of Willis North America and Willis North America's subsidiaries. As a holding company, each of the Company and Willis Partners is dependent upon dividends or other intercompany transfers of funds from its respective subsidiaries to meet its debt service and other obligations. Generally, creditors of a subsidiary will have a superior claim to the assets and earnings of such subsidiary than the claims of creditors of its parent company, except to the extent the claims of the parent's creditors are guaranteed by the subsidiary. The Notes therefore will be effectively subordinated to creditors of the direct and indirect subsidiaries of Willis North America and the guarantees will be effectively subordinated to creditors of all of the direct and indirect subsidiaries of the Company and Willis Partners (other than Willis North America).

  Although the indenture limits the ability of the Company's, Willis North America's, and Willis Partners' subsidiaries to incur indebtedness and issue preferred stock, there are certain significant qualifications and exceptions. The indenture does not limit such subsidiaries from incurring liabilities that are excluded from the definitions of indebtedness or preferred stock under the indenture.

  For additional information, see "Note 33 of Notes to the Financial
Statements".

Holding Company Structure - Because the Company and Willis Partners are holding companies, your ability to receive payments on the Notes is dependent on our ability to receive dividends from our subsidiaries, which in turn depends on many factors beyond our control.

  We expect to obtain the money to pay the principal and interest on the Notes, the senior credit facilities and other debt from the operations of our subsidiaries and associates. We also expect TA II Limited, a company with limited liability organized under the laws of England and Wales, and an indirect parent of ours, to obtain the money to pay dividends on its preference shares from the same sources. Our ability to meet our expenses thus depends on the future performance of our subsidiaries and associates, which will be affected by financial, business, economic and other factors. We will not be able to control many of these factors, such as economic conditions in the markets where our subsidiaries operate and pressure from competitors. We cannot be certain that the money earned by our subsidiaries will be sufficient to allow us to pay principal and interest on our debt, including the Notes, and meet our other obligations. If we do not have enough money, we may be required to refinance all or part of our existing debt, including the Notes, sell assets or borrow more money. We cannot guarantee that we will be able to refinance our debt, sell assets or borrow more money on terms acceptable to us. In addition, the terms of existing or future debt agreements, including the senior credit facilities and the indenture, may restrict us from adopting any of these alternatives.

  In addition, the ability of the Company's, Willis North America's and Willis Partners' subsidiaries to pay dividends and make other payments to them may be restricted by, among other things, applicable corporate and other laws and regulations and agreements of the subsidiaries. Although the indenture limits the ability of such subsidiaries to enter into consensual restrictions on their ability to pay dividends and make other payments, such limitations are subject to a number of significant qualifications and exceptions.

U.K. Insolvency Law and Fraudulent Transfer Restrictions - U.K. insolvency law is more favorable to secured creditors than comparable U.S. law provisions and may interfere with payment under the Company's guarantee.

  U.K. insolvency and administrative laws generally are more favorable to secured creditors than comparable provisions of U.S. laws and afford debtors only limited protection from such creditors. As a result, your ability to realize upon your claims against the Company may be more limited than with a U.S. guarantor. In addition, under U.K. insolvency law, the liabilities of the Company under its guarantee will be paid in the event of a bankruptcy or similar proceeding only after repayment of certain debts of the Company which are entitled to priority under U.K. law. Such debts may include:

    o   amounts owed to U.K. Inland Revenue;

    o   amounts owed to U.K. Customs and Excise;

    o   amounts owed under U.K. Social Security contributions;

    o   amounts owed in respect of occupational pension schemes;

    o   amounts owed to employees; and

    o   liquidation expenses.

  Under U.K. insolvency law, a court may rescind or vary a transaction entered into by a company at less than fair value, if such company was insolvent at the time of, or as a consequence of, the transaction and enters into a formal insolvency process within two years of the completion of the transaction. The basis for such rescission or variation could be a lack of fair consideration in a transaction. A court generally will not intervene if the company entered the transaction in good faith for the purposes of carrying on its business and there were reasonable grounds for believing the transaction would benefit the company. We believe that the guarantee by the Company was not issued at less than fair value and that the guarantee was issued in good faith for the purposes of carrying on the Group's business. Furthermore, we believed that there were reasonable grounds for believing that the offering of the outstanding Notes would benefit the Group. We cannot provide any assurance however, that the issuance of the guarantee by the Company will not be challenged by a liquidator or administrator or that a court would support our analysis.

U.K. Financial Assistance Law - The Company's guarantee may be declared invalid if the Company does not comply with U.K. financial assistance law. If its guarantee is declared invalid, the Company will not be obligated to make payments in respect of the Notes.

  The provision of the guarantee by the Company and certain terms of the exchange and registration rights agreement and the purchase agreement relating to the issuance of the Notes may have constituted unlawful financial assistance under U.K. law. However, the Companies Act provides an exemption procedure which can be used in certain circumstances to approve actions which may otherwise constitute unlawful financial assistance. The Company has sought to comply with this procedure. The procedure required certain statutory declarations by the directors of the Company relating to the solvency of the Company and a report by the auditors of the Company as to the reasonableness of such declarations in the circumstances. It is also necessary that the Company had net assets which were not reduced as a result of giving the financial assistance or, to the extent that they were reduced, the assistance was provided out of distributable profits only. However, if any of the requirements of the exemption procedure were not satisfied, and in particular if the giving of the guarantee or the entry by the Company into the exchange and registration rights agreement or the purchase agreement reduced the net assets of the Company, then such guarantee or the entry by the Company into the exchange and registration rights agreement or the purchase agreement, as the case may be, would be invalid. We believe that the requirements of the exemption procedure have been complied with. Furthermore, we believe that the issue of the guarantee and the entry by the Company into the exchange and registration rights agreement and/or the purchase agreement did not result in a reduction of the net assets of the Company, because we believe that the liabilities under the guarantee and the exchange and registration rights agreement and the purchase agreement were not likely to be or not certain to be incurred. However, we can provide no assurance that a court or a liquidator would concur with our view.

U.S. Fraudulent Transfer Considerations - U.S. bankruptcy or fraudulent conveyance law may interfere with the payment of the Notes.

  Under the U.S. federal bankruptcy law and comparable provisions of state fraudulent transfer laws, an obligation of Willis North America, including the Notes, could be voided or subordinated to all other debts of Willis North America, if, among other things, at the time it issued the Notes Willis North
America:

  (1) incurred such debt with the intent of hindering, delaying or defrauding current or future creditors; or

  (2) (a) received less than reasonably equivalent value or fair consideration for incurring such debt; and

      (b)  o   was insolvent or was rendered insolvent by reason of any such incurrence;

           o was engaged, or about to engage, in a business or transaction for which the assets remaining with Willis North America constituted unreasonably small capital to carry on its business;

           o intended to incur, or believed that it would incur, debts beyond its ability to pay as such debts matured; or

           o was a defendant in an action for money damages, or had a judgment for money damages docketed against it if, in either case, after final judgment the judgment was unsatisfied.

  The measure of insolvency for purposes of the foregoing considerations will vary depending upon the law of the jurisdiction that is being applied in any such proceeding. Generally, however, Willis North America would be considered insolvent if, at the time it incurred the indebtedness, either (1) the sum of its debts (including contingent liabilities) is greater than its assets, at fair valuation, or (2) the present fair saleable value of its assets is less than the amount required to pay the probable liability on its total existing debts and liabilities (including contingent liabilities) as they become absolute and matured.

  On the basis of our analysis, internal cash flow projections estimated values of Willis North America's assets and liabilities and other factors we believe that at the time Willis North America initially incurred indebtedness represented by the outstanding Notes, it was:

        (a) neither insolvent nor rendered insolvent thereby,

        (b) in possession of sufficient capital to run its businesses effectively and

        (c) incurring debts within its ability to pay as the same matured or became due; and

        (d) had sufficient assets to satisfy any probable money judgment against it in any pending action.

  There can be no assurance, however as to what standard a court would apply in making such determinations or that a court passing on such questions would reach the same conclusions.

Financing Change of Control Offer - We may not be able to finance a change of control offer required by the indenture, which may constitute an event of default under the indenture. This event may cause the acceleration of our senior debt, which, in turn, may cause us to fail to make payments on the Notes.

  Upon a change of control under the indenture, Willis North America will be required to offer to purchase all of the Notes then outstanding at 101% of their principal amount, plus accrued interest to the date of repurchase. If a change of control were to occur, we can provide no assurance that the Issuer would have sufficient funds to pay the purchase price for the Notes then outstanding, and we can provide no assurance that Willis North America would be able to obtain third party financing on favorable terms, if at all. In addition, the senior credit facilities restrict the Willis North America's ability to repurchase the Notes, including pursuant to an offer in connection with a change of control. A change of control under the indenture will result in an event of default under the senior credit facilities and may cause the acceleration of other senior indebtedness, if any, in which case the subordination provisions of the Notes would require payment in full of the senior credit facilities and any other senior indebtedness before repurchase of the Notes. The inability to repay senior indebtedness, if accelerated, and to purchase the Notes, would constitute an event of default under the indenture.

Controller - Because our ultimate parent TA I Limited is controlled by KKR 1996 Overseas, Limited other shareholders have a reduced ability to influence our business.

  Our ultimate parent, TA I Limited is controlled by KKR 1996 Overseas, Limited, and we have a reduced ability to influence our business. Affiliates of KKR will have sufficient voting power to prevent or cause a change in control of our Company and amend our organizational documents.

Item 4 - Information on the Company

History and Development of the Company

  The Company is the holding company of a group which is the third largest insurance broker in the world. We trace our history to 1828 and we are a leading insurance broker in the United Kingdom, the United States and, directly and through our associates, many other countries.

    The Company is headquartered in London and the registered address and contact details are:
    Willis Group Limited,
    Ten Trinity Square,
    London EC3P 3AX.
    Tel: +44 (0)20 7488 8111.
    Internet address: www.willis.com

  The Company is incorporated in Great Britain and registered in, and operates under, the laws of England and Wales.

  Our strategic objectives are to continue to grow revenues, cash flow and earnings and to enhance our position as a leading global provider of risk management services. We have continued, during 2000, the expansion of our global distribution platform with the acquisition of a majority holding in Sev Dahl's Assurancekontor AS, the third largest insurance broker in Norway. In addition, we have strengthened our management and production capabilities in Singapore and Korea, re-entered the South African market and acquired a 51% interest in Suma Corredores de Seguros S.A., the second largest insurance broker in Colombia.

  In February 2001, we acquired 100% of Bradstock G.I.S. Pty Limited in Australia which we merged with an existing Australian operation to provide greater scale and depth of management. We also strengthened our insurance broking operations in Northern Ireland with the acquisition of McGuire Insurances Limited in January 2001.

Business Overview

General

  We are the third largest insurance broker in the world, and provide a broad range of value-added risk management consulting and employee benefits and insurance brokering services to approximately 50,000 clients worldwide. We are a recognized leader in providing specialized risk management advisory and other services on a global basis to clients in various industries, including the construction, aerospace, marine and energy industries. In our capacity as an advisor and insurance broker, we act as an intermediary between our clients and insurance carriers by:

    o advising our clients on their risk management requirements, many of which are highly complex;

    o   helping clients determine the best means of managing their risks; and

    o negotiating and placing insurance risks with insurance carriers through our global distribution network.

  We assist clients in the assessment of their risks, advise on the best ways of transferring suitable risk to the global insurance and reinsurance markets, and then execute the transactions at the most appropriate available price for our client. Our global distribution network enables us to place the risk in the most appropriate insurance or reinsurance market worldwide. We also offer clients a broad range of services to help them to identify and control their risks. These services range from strategic risk consulting (including providing actuarial analyses) to a variety of due diligence services to the provision of practical on-site risk control services (such as health and safety or property loss control consulting). We also assist clients in planning how to manage incidents or crises when they occur. These services include contingency planning, security audits and product tampering plans. We do not underwrite insurance risks for our own account.

  We and our associates serve a diverse base of clients located in more than 160 countries. Those clients include major multinational and middle-market companies in a variety of industries, as well as public institutions. Many of our client relationships span decades. With approximately 13,000 employees around the world and a network of over 300 offices in 74 countries, in each case including our associates, we believe we are one of only three insurance brokers in the world possessing the global operating presence, broad product expertise and extensive distribution network necessary to meet effectively the global risk management needs of many of our clients.

The 1998 Acquisition

  Through a series of transactions in late 1998, Trinity acquired the Company in a going private transaction. Trinity financed the acquisition with common and preferred equity investments, senior subordinated debt financing and borrowings under a senior credit agreement. In addition to common equity invested by the KKR 1996 Fund (Overseas), Limited Partnership, equity financing for the acquisition came from six major insurance companies, Axa Insurance, Royal & SunAlliance Insurance, The Chubb Corporation, The Hartford Financial Services Group, Inc., Travelers Property Casualty Corp. and The Tokio Marine and Fire Insurance Co., Limited. We have operated as a private company since the 1998 acquisition.

Developments since the 1998 Acquisition

  Since completion of our acquisition in late 1998, we have made several changes to our management and operations. We have:

    o named Joseph Plumeri, formerly of Citigroup, serving most recently as Chairman of Citibank North America's retail operations and Chairman and Chief Executive of Citigroup's Primerica Financial Services, as our Executive Chairman and Chief Executive Officer in October 2000. Since arriving, Mr. Plumeri has reinvigorated our culture and our approach to sales and marketing;

    o reorganized management responsibilities and reporting structures in our operations globally; Richard Bucknall, Chief Operating Officer, now has responsibility for our UK-based operations and International to promote close interaction of these units in servicing their clients;

    o significantly added to the management and senior production talent within the organization adding over 150 new managers and producers world-wide;

    o implemented Business Process Re-Design in our North American operations, a comprehensive restructuring program to segment our accounts, eliminate unprofitable accounts and activities, consolidate several sales process functions, and streamline and centralize client service functions, such as claims handling, policy issuance and the issuance of insurance certificates. This has resulted in an increase in the time brokers have for needs analysis and product design with clients and a reduction of 275 employees;

    o implemented Shared Services Transformation, a comprehensive program designed to reduce duplication globally in finance, information technology and human resource management, resulting in a reduction in headcount, a streamlining of internal processes, and a movement of several back-office operations offshore;

    o expanded our service company in Mumbai, India, which provides high quality cost-efficient support. There are now approximately 300 positions in Mumbai;

    o stressed the development and selling of employee benefits solutions and risk management consulting capabilities to new and existing clients and more aggressively targeted clients with global risk management needs;

    o designed and implemented new business monitoring tools to more rigorously monitor our global operations on a pro-active basis;

    o increased interaction between our retail network and our Global Specialty businesses;

    o shut down, sold or begun the process of selling numerous non-core operations such as small commercial books of business; and

    o continued to invest in our International operations, particularly in Europe and Latin America, to fill the few strategic gaps remaining in our global network.

  In addition, we have developed initiatives focused on maximizing the talent and expertise of our brokers and consultants. Accordingly, we:

    o   developed improved techniques for recruitment and assessment;

    o   instituted a new incentive structure for brokers in the United States;

    o implemented a new and more frequent appraisal process, including peer review;

    o   invested in technology to enhance communication among employees; and

    o formed practice groups to share knowledge and provide electronic access to risk analysis tools for certain specific industry or product areas.

  Each of our business units has developed action plans setting out the implementation of the above initiatives. Senior management and our board of directors continually review the performance against these action plans.

  Over the past several months, we have implemented a series of actions intended to permit us to more effectively function as one global operation, including creating new roles for the global management of sales and marketing and expenses and procurement. Since joining us in October 2000, Mr. Plumeri has recruited Mario Vitale and appointed him as Global Head of Sales and Marketing. This is a new position in our company and we believe that there is significant scope for improving our practices in prospecting, selling and cross-selling. We will develop strategies by business unit and geographical area to ensure that all parts of the group work together effectively. Mr. Vitale will also be responsible for improving training in critical areas such as presentation skills and fee negotiation and for overseeing our e-business initiatives.

  Mr. Plumeri also appointed Frederick Arnold to the position of Group Chief Administrative Officer in December 2000. Mr. Arnold is responsible for global procurement, real estate and administration policies. He is also responsible for eliminating duplication and improving efficiency across the Group. We believe that we can bring significant improvement and lower expense in many areas by the application of consistent high quality practices globally.

Industry Overview

  Insurance brokers, such as ourselves, provide essential services to users of insurance and reinsurance products. Those users include corporations, public institutions and insurance carriers. Brokers distribute insurance products and provide highly specialized, and often highly technical, value-added risk management consulting services. Through its knowledge of the insurance market and risk management techniques, the broker provides value to its clients and the insurance carriers with whom the broker deals by:

                                 Value to Clients

    o   assisting clients in their analysis of risk;

    o   helping clients formulate appropriate strategies to manage those risks;

    o   negotiating insurance policy terms and conditions;

    o placing risks to be insured with insurance carriers through the broker's distribution network, obtaining better coverage and terms than the client could achieve on its own through the use of market knowledge and creativity; and

    o providing specialized self-insurance consulting and other risk management consulting services.

                           Value to Insurance Carriers

    o assessing a potential insurance user's risk management needs, structuring an appropriate insurance program to meet those needs and placing risks to be insured with an insurance carrier;

    o   acting as a principal distribution channel for insurance products; and

    o providing access to insurance buyers that most insurance carriers are not equipped to reach on their own.

  There are three main subsectors of the brokerage industry although there are many interdependencies amongst them:

    o retail brokering, which involves business and services transacted between brokers and commercial or individual customers;

    o wholesale brokering, which involves business and services transacted between two brokers, or agents, when one broker uses the services or products of another broker; and

    o reinsurance brokering, which involves placing reinsurance coverage for primary insurance and reinsurance carriers.

  In addition to consolidation, another trend in the industry is the increasing diversification of products and services offered by major insurance brokerage companies. In recent years, the largest brokers have added a variety of new products and services in order to meet the increasingly complex risk management needs of their clients. This diversification is in response to:

    o clients' increasing focus on the complex risks faced in the operation of their increasingly global businesses; and

    o   clients' desire to retain more of the risks themselves.

  As a result, the complexity of the risks managed has increased, while the proportion insured by traditional underwriters has decreased. This has led to an increased need for, and the development by brokerage firms of the capability to provide services, in addition to their traditional roles as intermediaries, that deliver expert solutions to clients with complex risk problems. As a response to this trend, we have in some cases augmented our offerings with limited recruitment and specialized training and, where appropriate formed new teams by bringing together existing expertise from various parts of the Group.

Competitive Strengths

  We benefit from and intend to capitalize on:

  Strong Franchise with Leading Market Positions. We are the third largest insurance broker in the world and have leading market positions in the United States, the United Kingdom and, directly and through our associates, in many other countries. We are a recognized leader in providing specialized risk management advisory and other services on a global basis to clients in a variety of industries. For example, we are a market leader in providing risk management services to the aerospace and marine industries. We are also the largest marine and aviation reinsurance broker serving Japan. We are also a prominent insurance broker to the construction industry. Our strong global franchise and leading market positions:

    o provide an extensive platform for selling new and existing products and services to our existing clients;

    o allow us to meet better the risk management needs of our existing clients and help attract new clients;

    o   create economies of scale and other efficiencies; and

    o   attract talented professionals.

  Strong Global Presence. We have the skills and insurance brokering distribution capabilities necessary to effectively meet the global risk management needs of large multinational and middle-market clients. We have approximately 13,000 employees around the world and a network of over 300 offices in 74 countries, in each case including associates. This strong global franchise enables us and our associates to serve over 50,000 clients located in more than 160 countries worldwide. We estimate that, together with our associates, we enjoy leading market positions in the United Kingdom, the United States, France, Germany, Italy, Spain, Norway, Denmark and certain Latin American countries including Columbia, Chile and Venezuela. In 2000, we placed insurance with approximately 4,000 insurance carriers, none of which individually accounted for more than 8% of the total premiums placed by us on behalf of our clients. Our worldwide franchise enables us to provide high quality services on a local basis with the resources of a global firm. We believe we are one of only three insurance brokers in the world with the global operating presence necessary to meet the risk management needs of global clients.

  Extensive and Diverse Client Base. Our clients operate in many businesses and industries throughout the world and generally range in size from major multinational corporations to middle market companies. Many of our client relationships span decades, such as our relationship with The Tokio Marine and Fire Insurance Co., Limited, the largest non-life insurance company in Japan, which dates back over 100 years. In the United States, we serve approximately 10% of the Fortune 1000 companies, with an average relationship of more than 10 years. In the United Kingdom, we serve over 30% of the UK-FTSE 100 companies. Our largest client accounted for less than 2% of our total revenues in 2000, and our 80 largest clients accounted for less than 12% of those revenues. This diversified client base provides a relatively stable source of revenue and also offers significant additional revenue opportunities to provide these clients with additional products and services and cross-sell existing products and services across our many areas of expertise.

  Broad Array of Client-Oriented Services and Products. In order to serve our extensive client base, we offer a broad range of services and products designed to address our clients' specific risk management needs. With our specialized product and industry teams around the world, we help our clients assess the risks they encounter in their operations worldwide, from employee benefits and healthcare to the specialized risks of the aerospace industry. If the client desires to insure against these risks, we negotiate policy terms and place the appropriate insurance coverage with insurance underwriters using our significant placing power. We also advise clients on appropriate levels of self insurance and help establish and manage captive insurance companies. As a result of our ability to meet our clients' risk management needs, management believes that we enjoy a reputation for exceptional client service throughout our product offerings.

  Experienced and Incentivized Management. Our Executive Chairman and Chief Executive Officer, Joseph Plumeri, joined us in October 2000. Mr. Plumeri has 32 years of experience with Citigroup and its predecessor companies, most recently serving as Chairman of Citibank North America's retail operations and Chairman and Chief Executive Officer of Citigroup's Primerica Financial Services. In his tenure with us, Mr. Plumeri has already instituted significant strategic and operating changes, positioning us for future growth. Mr. Plumeri joins a highly experienced team. Our top 8 executives average 24 years of experience in the insurance brokerage and insurance industries and an average of 12 years of experience with us. To date, 372 employees have invested directly in the equity of our parent TA I Limited. The investment by these employees, together with the options granted to them at the time of investment, should help us to retain and attract high quality managers, brokers, and consultants.

  Strong Sponsorship. KKR is a leading investment firm with significant investment experience in the insurance industry. In addition to the KKR 1996 Fund (Overseas), Limited Partnership, six major insurance companies, Axa Insurance, Royal & SunAlliance Insurance, The Chubb Corporation, The Hartford Financial Services Group, Inc., Travelers Property Casualty Corp. and The Tokio Marine and Fire Insurance Co., Limited, collectively invested in the the common and preferred equity of two of our parent companies. We believe that these investments by the insurance companies highlight:

    o the importance of the role played by the global insurance broker to the insurance industry generally;

    o   the importance to carriers of our company remaining independent; and

    o that we needed time to implement our improvement initiatives in order to secure our future as an independent force.

Business Strategy

  Our strategic objectives are to continue to grow revenues, cash flow and earnings and to enhance our position as a leading global provider of risk management services. We will build on our areas of strength and eliminate areas in which we do not see the opportunities for strong profitable growth. The key elements of this strategy are to:

  Capitalize on Strong Global Franchise. As one of only three insurance brokers providing risk management services on a global basis, we believe we are well positioned to take advantage of the increased demand for global risk management expertise. We intend to capitalize on our strong global franchise by:

    o cross-selling both existing and new products and services to our existing clients;

    o targeting new clients in need of our global reach and specialized expertise and knowledge and building in particular areas of strength such as aerospace, marine, construction, reinsurance, financial risks and employee benefits; and

    o continuing to make strategic acquisitions and investments to further strengthen our global platform.

  We also seek to work more closely with selected insurance carriers to develop new products and services for our clients. While these initiatives continue to be developed and implemented, we have begun to see improvements.

  Emphasize Value-Added Services. We seek to offer value-added, fee-based risk management services, such as risk management consulting advice, including captive insurance company management, loss control techniques and self-insurance consulting, employee benefits consulting, claims administration and alternative risk transfer methods to complement our existing insurance brokerage business. These fee-based services have increased as a percentage of our total revenues and, unlike typical insurance brokerage commissions, are not directly tied to insurance premium rates. For fiscal 2000, we estimate that the percentage of our total revenues from fees, including from insurance placements and consulting and other services, had risen to approximately 30%. We believe that by emphasizing these value-added risk management consulting services we can:

    o increase the quality and scope of services we offer to our clients worldwide;

    o   reduce our exposure to declines in insurance premium rates; and

    o continue to enhance revenue growth and operating profit margins despite historical trends toward decreasing insurance premiums and brokerage commissions.

  Focus on Expanding and Cross-Selling Our Employee Benefits Capabilities. We intend to grow our employee benefits capabilities and revenues. Together with our associates, we currently have a global annual employee benefits revenue in excess of (L)100 million of which approximately two-thirds is in North America where we are a leading provider of solutions for middle market clients. More than 5.6 million of our clients' employees are covered by plans we have sold. We have established a strong presence in North America and selected European countries and an emerging position in Latin America.

  The market for employee benefits is rapidly growing for a number of reasons. First, the increasing proportion of older people in most mature economies is leading governments to turn from state benefits to the private sector for benefits and pensions. Second, the companies for similar reasons are seeking to shift the burden of their employees' benefits from their own balance sheets to external providers. Third, the cost of welfare is increasing in most countries.

  We intend to significantly grow our employee benefits capabilities in this favorable environment. We are establishing a coordinated global strategy for employee benefits to:

    o cross-sell employee benefits offerings to our existing insurance brokerage clients; and

    o develop other products and services, such as payroll, asset management and other employee related services and sell these to our existing, extensive client base.

  Increase Operating Efficiencies. In addition to our revenue growth and improved client service initiatives, we are implementing a number of cost reduction measures designed to streamline work processes to increase efficiency while improving client service. Thus far, these initiatives have reduced our workforce by over 1,400 employees since 1995, or more than 13%. We have changed the reporting structure of the organization since the transaction in 1998 and reorganized all our major operations. Other on-going initiatives include:

    o   intensifying efforts to develop existing and new accounts;

    o increasing cross-selling of both existing and new products and services to our existing clients;

    o increasing the proportion of insurance transactions handled electronically;

    o reducing real estate, travel, entertainment and other operating expenses;

    o   further streamlining back-office functions and consolidating offices;
        and

    o   reducing purchasing costs by implementing vendor programs.

  Additionally, we are increasingly selective in the number of insurance carriers with which we do business in order to create direct economic benefits for clients, carriers and us. We are streamlining administrative processes and working closely with certain insurance carriers to generate new product and service ideas. We believe that there are further benefits to come from our cost reduction and efficiency measures and that there is scope for further improvement in margins.

  Implement Global Best Practices and Create a Single Company Culture. Our management team, led by Mr. Plumeri, believes we can be better positioned for continued profitable expansion through the implementation of global best practices and the creation of a single company culture. The key elements of this strategy will be:

    o a group wide approach to training, risk analysis, product design, selling, information technology management, procurement and real estate, which will improve delivery quality while reducing duplication and cost;

    o increased employee stock ownership, thus further aligning the goals of staff and shareholders;

    o   improved communications from top management to staff at all levels; and

    o investment in key areas will generally be funded by the elimination of unnecessary expenditure.

  Pursue Strategic Acquisitions and Investments. We intend to strengthen our global franchise through selective acquisitions and strategic investments. We believe that the consolidation in the brokerage and risk management consulting industry, coupled with the importance of a global presence, will provide us with opportunities to acquire smaller brokers, consultants and related businesses that have a strong regional or local market position or possess specialized product expertise which complements our existing products. In addition to acquiring controlling interests, we have also expanded internationally through strategic minority investments in, and developing a close working relationship with, other brokers. In connection with these investments, we assume an active role in management and generally retain the right to obtain ownership interests in excess of 50% over time. These and future strategic investments should significantly enhance our global presence and enable us to better leverage our global operations. We believe that we can improve the profitability of acquired companies and strategic investments through economies of scale. We believe that the offering should position us to more effectively capitalize on strategic acquisitions and investment opportunities.

Our Business

  Insurance is a global business, and its participants are affected by global trends in capacity and pricing. Accordingly, we operate as a single global business. We organize our business into three main areas:

    o   North American operations;

    o   Global Business; and

    o   International.

North American Operations

  Our North American operations provide risk management, insurance brokerage and related services to a wide variety of clients in the United States and Canada. Headquartered in Nashville, Tennessee, our North American operations operate through a network of more than 100 offices located in 37 states in the United States and six offices in Canada. Certain parts of our Global Business also have operations in the United States.

  Our North American operations' clients include principally middle-market and to a lesser extent, major multinational companies to which we provide a full range of property and casualty products and services. In addition, we supply specialist consulting and brokerage services, including:

    o   construction;

    o   employee benefits;

    o   healthcare; and

    o   advanced risk management services.

  The construction division specializes in providing risk management, insurance and surety bonding services to the construction industry. This division provides services to approximately 20% of the Engineering New Record Top 400 contractors (a listing of the largest 400 North American contractors based on revenue). The employee benefits division helps clients with the design and implementation of benefits and compensation plans. Healthcare provides insurance and consulting services to local healthcare professionals. Our North American advanced risk management services division provides actuarial consulting, captive management services and a wide range of other risk consulting activities to large clients.

  In addition to these divisions, we provide specialist expertise to clients and insurance underwriters through expert staff located throughout the North American network. These practices include environmental risk, financial and executive risk and marine risk. During 2000, centers of excellence in claims and certification of insurance were opened in Nashville, Tennessee and in Phoenix, Arizona. These centers provide fast, focused and tailored services to our clients.

  We also have a small wholesale unit that provides specialist advice and market expertise in property, casualty, professional and excess and surplus lines insurance placements to a variety of industries, including manufacturing, hospitality, real estate/habitational, transportation, construction, technology, entertainment and social services. The public entity and municipal program business of Public Entities National Company (Penco), which provides access to specialized coverage for governmental entities, schools and other municipality and public entities, was sold in January 2001. We will continue to focus on Penco's pooling and association program business.

Global Business

  Our Global Business provides specialist brokerage and consulting services to clients throughout the world for the risks of specific industrial and commercial activities. In these operations, we have extensive specialized experience handling diverse lines of coverage, including complex insurance programs, and acting as an intermediary between retail brokers and insurers. We increasingly provide consulting services on risk management with the objective of assisting clients to reduce the overall cost of risk. Our Global Business serves clients in more than 160 countries, primarily from United Kingdom offices, although we also serve clients from offices in the United States and Asia.

  Our Global Business is diversified from a geographical perspective. The unit's 2000 revenues were generated in the following geographical regions: 27% in the United Kingdom; 22% in North America and the Caribbean; 23% in continental Europe; 14% in Japan and the Far East; 6% in South America; 5% in the Middle East; and 3% in the rest of the world. In addition, this unit is diversified from a client perspective, with no client accounting for more than 2% of its revenues in 2000.

  We have strong global positions in the following areas:

    o   aerospace;

    o   marine;

    o   construction;

    o   niche products; and

    o   reinsurance.

  We are a market leader in the provision of insurance brokerage and risk management services to clients in the aerospace industry, including aircraft manufacturers, air cargo handlers and shippers, airport managers and other general aviation companies. Advisory services provided by Aerospace include claims recovery and collections, contract and leasing risk management, safety services and markets information. Aerospace is prominent in supplying the space industry through providing insurance and risk management services to over 60 companies. Aerospace is also a leading reinsurance broker of aerospace risks. Aerospace's clients are spread throughout the world and include 250 airlines and more than 35% of the world's leading non-American airports by passenger movement. Other clients include those introduced from other intermediaries as well as insurers seeking reinsurance.

  We provide marine insurance brokerage services, including hull, cargo and general marine liabilities. Marine's clients include direct buyers, other insurance intermediaries and insurance and reinsurance companies. Marine insurance brokerage is our oldest line of business. Other services of Marine include claims collection and recoveries.

  The Construction practice provides risk management advice and places insurance coverage for a wide range of United Kingdom and international construction activities. These range from house building to major projects such as the construction of bridges, dams, airports and the deactivation of the Chernobyl nuclear power plant.

  We have four niche products areas:

    o   Fine Art, Jewelry, and Specie;

    o   Special Contingency Risks;

    o   Hughes Gibb; and

    o   Commercial Risks.

  The Fine Art, Jewelry, and Specie unit provides specialist risk management and insurance services to fine art, diamond and jewelry businesses and operators of armored cars. Coverage is also obtained for vault and bullion risks. The Special Contingency Risks unit specializes in producing packages to protect corporations, groups and individuals against special contingencies such as kidnap and ransom, extortion, detention, political repatriation and product contamination. The Hughes Gibb unit principally services the insurance needs of the horse racing and horse breeding industry and also arranges the reinsurance of horse racing and horse breeding related business for insurance companies worldwide.

  We also provide traditional insurance brokerage services primarily to smaller companies, which we call commercial risks. The principal types of risk covered are property damage, employee liability, directors' and officers' liability, professional liability and fiduciary liability. From 1998, we have entered into franchise partnerships with local United Kingdom insurance brokers to handle the insurance requirements of small companies and individuals, utilizing specialized electronic systems linking the franchised brokers directly to the commercial panel of insurance carriers. These small companies and individuals represent a very large market in the United Kingdom. Companies with revenues of under (L)13 million account for 55-70% of premiums paid by companies and over 85% of the number of corporate clients in the United Kingdom. Accordingly, we believe that the franchise program provides an opportunity for growth, and had 43 franchise agreements in place at December 31, 2000 compared with 23 at December 31, 1999.

  We are one of the world's largest intermediaries for reinsurance and have a significant market share in many of the major markets. We are the largest marine and aviation reinsurance broker servicing the Japanese insurance sector. In the reinsurance area, we provide clients, both insurance and reinsurance companies, with a complete range of transactional capabilities as well as analytical and advisory services such as hazard modeling, insurance and reinsurance financial and balance sheet analysis and reinsurance optimization studies. We have recently concentrated on recruiting top class industry professionals, particularly in Europe and the United States, where we currently have relatively low market shares, and since 1998 we have recruited 33 senior reinsurance professionals. Additionally, we have established a consulting unit, which markets its capabilities in actuarial and hazard modeling, as well as knowledge of the financial implications of catastrophe losses.

  We also provide risk management and insurance brokerage services to industrial and individual clients through 26 offices located in the United Kingdom and Ireland. These operations arrange for their home-based clients similar risk management and insurance brokerage services provided outside the United Kingdom and Ireland through our North American operations, overseas subsidiaries and associates.

  We also design and obtain innovative property coverage solutions for large or unusual exposures in a variety of industries, including mining and metals, chemicals and pharmaceuticals, telecommunications, offshore energy, refining, power stations and other utilities, transport authorities and motor manufacturers and also handle the design, implementation and servicing of reinsurance protections for captive insurance companies. A further offering is comprehensive liability programs for coverage against environmental liability, libel and slander.

  Further product lines include directors' and officers' insurance, as well as professional indemnity insurance for corporations, other insurance brokers and other professional firms. Other product lines include designing and obtaining insurance coverage for crime, computer fraud and unauthorized trading risks for financial institutions on a worldwide basis, and placing specialty directors' and officers' coverage and related products to the high-technology industry.

  Services are tailored to individual client needs and range from strategic risk assessment to transactional risk transfer and alternative risk financing solutions. Services provided may include the development and management of captive insurance companies, specialist insurance services, due diligence on mergers and acquisitions and evaluating risks associated with new business ventures. We have numerous long-standing relationships with both middle-sized and larger companies throughout the United Kingdom and the United States. We serve over 30% of the UK FTSE-100 companies and over 10% of the Fortune 1000.

International

  Our International unit consists of a network of subsidiaries and associates other than those in North America, the United Kingdom and Ireland. This operation is located in 70 countries worldwide, including 22 countries in Europe, 13 in the Asia/Pacific region and 35 elsewhere in the world. The services provided are focused according to the characteristics of each market and are not identical in every office, but generally include direct risk management and insurance brokerage, specialist and reinsurance brokerage and employee benefits consulting.

  We believe the combined total revenues of our International subsidiaries and associates provide an indication of the spread and capability of our International network. In 2000, combined total revenues of our International subsidiaries and our associates were (L)285.3 million compared to (L)237.4 million in 1998. Our consolidated total revenues for 2000 only include the revenues of our International subsidiaries of (L)96.6 million and do not include the revenues of our associates of (L)188.7 million.

  As part of our on-going strategy, we have significantly strengthened International's market share and operations through a number of acquisitions and strategic investments in recent years. The most significant of these was the acquisition, in 1997, of a 33% interest in Gras Savoye, France's leading insurance broker and the tenth largest broker in the world. In addition, in January 1998 our associate in Germany, C. Wuppesahl & Co. Assekuranzmakler, merged with Jaspers Industries Assekuranz GmbH & Co. KG to create Jaspers Wuppesahl, the third largest insurance broker in Germany, in which we now have an interest of approximately 45%.

  In July 1998, we acquired 50% of Gruppo Ital Brokers, which merged with UTA Willis Corroon SpA, in which we have a 50% interest, to form Willis Italia. This has since grown to be the second largest broker in Italy. We also acquired a 30% interest in Assurandogruppen the leading broker in Denmark, which was renamed Willis A/S. In addition, in 1997 and 1998, we entered into a joint venture in Indonesia and increased our existing interests in Brazil, Sweden, Spain, Australia and Holland. We were the first non-Japanese broker to be awarded a domestic license in Japan. During 1999 and 2000, we acquired a 40% interest in Herzfeld & Levy SA, an independent insurance broker in Argentina, and also established with Herzfeld & Levy a joint reinsurance brokering venture under the name Willis SA. Also in 1999, we acquired a 51% interest in an independent Mexican insurance broker, Bourchier, Marquard, Zepeda, Agente de Seguros y de Fianzas, S.A. de C.V. In 1999 we acquired a 51% interest in four Venezuelan companies, which included Ronto-Aralca y Asociados, C.A. Rontarca, the largest insurance broker in that country, and C.A. Prima Corretaje de Seguros, the fourth largest insurance broker in Venezuela. In July 2000, we acquired a majority holding in Sev. Dahl's Assurancekontor AS, the third largest insurance broker in Norway. In February 2001, we acquired 100% of Bradstock G.I.S. Pty Limited in Australia which we merged with an existing Australian operation to provide greater scale and depth of management. In addition we have strengthened our management and production capabilities in Singapore and Korea, re-entered the South African market and acquired 51% of Suma, the second largest broker in Colombia. Those investments have improved our market position and the market positions of our associates worldwide.

Competition

  We face competition in all fields in which we operate. The insurance brokerage industry, having recently gone through a period of rapid consolidation, is led by its three global participants: Marsh & McLennan Companies, Inc., with approximately 32% of the worldwide market referred to above; Aon Corporation, with approximately 25% of the worldwide market; and us, with approximately 7% of the worldwide market. The industry is highly fragmented beyond these three brokers with the next largest broker having approximately 3% of the worldwide market.

  Competition in the insurance brokering and risk management businesses in general is based on global capability, product breadth, innovation, quality of service and price. Our global capability and product breadth is similar to those of the two other global brokers, and thus we compete with them primarily based on innovation, quality of service and price. In addition, we compete with numerous specialist, regional and local firms. Insurance companies also compete with our brokers by directly soliciting insureds without the assistance of an independent broker or agent. Competition for premiums is intense in all our business lines and in every insurance market. Competition on premium rates has also exacerbated the pressures caused by a continuing reduction in demand in some classes of business. For example, insurers are currently retaining a greater proportion of their risk portfolios than previously. Industrial and commercial companies are increasingly relying upon captive insurance companies, self-insurance pools, risk retention groups, mutual insurance companies and other mechanisms for funding their risks, rather than buying insurance. We provide management and similar services for those alternative risk transfer programs. Additional competitive pressures arise from the entry of new market participants, such as banks, accounting firms and insurance carriers themselves, offering risk management or transfer services. Our market share has been stable in recent years. We believe that our strategies of building on our strong global franchise, expanding on our employee benefit capabilities, increasing our operating efficiencies and creating a single company culture will allow us to retain and gain clients in the competitive marketplace. We also believe that our market position will provide us with opportunities to acquire smaller companies with strong regional presence or specialized expertise.

Regulation

  Many of our activities are subject to regulatory supervision in the various countries and jurisdictions in which they are based or undertaken. We have in the past failed to comply with some of these regulations and future failures to comply may occur. While past failures have resulted, or are likely to result in insignificant fines, any future failures could lead to disciplinary action, including requiring clients to be compensated for loss, the imposition of fines and the possible revocation of our authorisation to operate as well as reputational damage.

  In the United Kingdom, a number of our legal entities are subject to regulatory or self-regulatory supervision. For example, our insurance brokering subsidiaries are subject to the rules of the General Insurance Standards Council of which they are members. Our insurance brokering subsidiaries are also regulated pursuant to the Insurance Brokers (Registration) Act 1977 which is expected to be repealed on or about April 30, 2001. Further, our subsidiaries Willis National Limited and Willis Structured Financial Solutions Limited are regulated by the Personal Investment Authority and the Securities and Futures Authority (self-regulatory organizations established pursuant to the provisions of the Financial Services Act 1986). The Personal Investment Authority and the Securities and Futures Authority have delegated their regulatory supervisory functions to the Financial Services Authority.

  The General Insurance Standards Council and the Financial Services Authority generally conduct their regulatory supervisory functions through the establishment of required levels of net worth and other financial criteria. The General Insurance Standards Council and Financial Services Authority requirements also prescribe the methods by which insurance brokers and those who conduct investment business respectively will conduct business. The General Insurance Standards Council rules in particular require that we maintain amounts of fiduciary cash in bank accounts segregated from our own funds.

  HM Treasury, whose regulatory functions have been delegated to the Financial Services Authority, will continue to regulate Sovereign as an insurance company.

  Our activities in connection with insurance brokering services and third party administration within the United States are subject to regulation and supervision by state authorities. Although the scope of regulation and form of supervision may vary from jurisdiction to jurisdiction, insurance laws in the United States are often complex and generally grant broad discretion to supervisory authorities in adopting regulations and supervising regulated activities. That supervision generally includes the licensing of insurance brokers and agents and third party administrators and the regulation of the handling and investment of client funds held in a fiduciary capacity. Our continuing ability to provide insurance brokering and third party administration in the jurisdictions in which we currently operate is dependent upon our compliance with the rules and regulations promulgated from time to time by the regulatory authorities in each of these jurisdictions.

  All companies carrying on similar activities in a given jurisdiction are subject to that regulation, and we do not consider that these controls adversely affect our competitive position.

Organizational Structure

Principal operating subsidiary undertakings

  Willis Group Limited is a wholly-owned subsidiary of TA IV Limited and its ultimate parent company is TA I Limited. Its principal subsidiary undertakings are:

        Investment Holding
        Willis Faber Limited(a)
        Willis Europe BV (incorporated and operates in the Netherlands) Willis International Holdings Limited

        Insurance brokering and risk management
        Willis Limited
        Willis UK Limited
        Willis North America Inc. (incorporated and operates principally in the United States)

Notes

(a) Shares held directly by the Company, all other undertakings are indirectly held.

(b) Unless stated otherwise, companies are incorporated in Great Britain, registered in England and Wales and operate principally within the United Kingdom.

Property, Plants and Equipment

  We own and lease a number of properties for use as offices throughout the world and believe that our properties are generally suitable and adequate for the purposes for which they are used. The principal properties are located in the United Kingdom and the United States. Our headquarters at Ten Trinity Square in London is a landmark building which we own. Our aim is to bring our London employees together into one building to improve our efficiency and further the development of our sales and marketing efforts. Accordingly, we are considering our options with property in London which may include the disposal of Ten Trinity Square.

Item 5 - Operating and Financial Review and Prospects

  The following discussion generally relates to Willis Group's historical consolidated results of operations and financial condition and should be read in conjunction with the consolidated financial statements included in this annual report beginning on page F-1. These consolidated financial statements have been prepared in accordance with U.K. GAAP, which differ in certain respects from U.S. GAAP. The principal differences between U.K. GAAP and U.S. GAAP as they relate to the Company are discussed in Note 31 of the Financial Statements.

Operating Results

Fiscal 2000 compared with Fiscal 1999

Summary

  Total revenues increased by (L)94.6 million (12%) to (L)861.0 million in 2000 from (L)766.4 million in 1999. In constant currency terms, total revenues increased by 8%. Excluding the effects of foreign currency exchange rate movements, the loss of revenues from businesses sold, and the revenues gained from acquisitions, total revenues were 7% higher in 2000 than in 1999 due to improved new business and firming premium rates.

  Operating income before exceptional items increased by (L)78.3 million (152%) to (L)129.9 million in 2000 from (L)51.6 million in 1999. In constant currency terms, operating income before exceptional items increased by 106%. Excluding certain unusual and non-recurring items referred to below (see
"-- Operating Expenses"), operating income before exceptional items was 51% higher in 2000 than 1999 reflecting improved revenues as well as the benefits of effective expense management and operations improvement initiatives.

  There were no exceptional items in 2000. In 1999, exceptional charges of
(L)54.6 million consisted of a further provision of (L)40.0 million in connection with the pensions review, a provision of (L)10.5 million for costs to be incurred in connection with the change program initiatives introduced in North America in early 2000 and fees totaling (L)4.1 million incurred in connection with the issue of the Notes.

  Net income increased by (L)97.8 million to (L)91.4 million in 2000 from a net loss of (L)6.4 million in 1999.

Revenues

  Revenues consist of commissions and fees, which increased by (L)88.2 million (12%) to (L)816.0 million in 2000, from (L)727.8 million in 1999 and interest income, which increased by (L)6.4 million (17%) to (L)45.0 million from
(L)38.6 million in 1999.


  North American Operations: Revenues generated by our North American operations increased by (L)36.0 million (11%) to (L)357.7 million in 2000 from
(L)321.7 million in 1999. In constant currency terms, revenues increased by 5%, reflecting firming premium rates in most areas.


  Global Business: Revenues generated by our Global Business increased by
(L)49.7 million (14%) to (L)406.3 million in 2000 from (L)356.6 million in 1999. In constant currency terms, revenues increased by 8%, mainly from improved rates and increased orders.


  International: Revenues generated by our International operation increased by (L)8.9 million (10%) to (L)97.0 million in 2000 from (L)88.1 million in 1999. In constant currency terms, revenues increased by 15%, mainly as a result of acquisitions in Norway and Latin America. Excluding these acquisitions, International revenues increased by 9%.

Operating Expenses

  Operating expenses before exceptional items increased by (L)16.3 million (2%) to (L)731.1 million in 2000 from (L)714.8 million in 1999. Excluding the effect of foreign currency exchange rate movements and the effect of acquisitions and disposals, operating expenses were unchanged in 2000 from 1999 levels. However, unusual and non-recurring costs, mainly consulting costs and non-recurring provisions, were (L)12.5 million lower in 2000 than 1999. Adjusting for all these items, operating expenses grew by 1%, reflecting the benefits from the improvement initiatives initiated in 1998 and the continuing tight control over expenditures.

Associates

  Our share of income before taxation from our associates was (L)4.6 million in 2000 compared with (L)6.6 million in 1999. Lower profits from Germany and adverse foreign exchange movements were the main contributory factors.

Interest

  Interest income of (L)58.2 million for 2000 compares with (L)56.8 million for 1999 and represents interest receivable in respect of loans advanced to our parent company.

  Interest expense of (L)57.9 million in 2000 increased from (L)54.2 million in 1999 and represents interest payable on long-term debt consisting of the senior credit facilities and the Notes issued in connection with the acquisition of the Group by Trinity in September 1998.

Taxation

  The tax charge for 2000 amounted to (L)36.8 million, giving an effective tax rate of 28%.

Differences between U.K. GAAP and U.S. GAAP

  Net income for 2000 of (L)91.4 million and net loss for 1999 of (L)6.4 million, under U.K. GAAP, compare with net income of (L)67.8 million and net loss of (L)17.6 million (as restated), respectively, under U.S. GAAP.

  The differences arise principally from the differing accounting treatment for goodwill, forward foreign exchange contracts in respect of future income, pensions and related deferred taxation. Details of the reconciling differences are given in Note 31 to the Financial Statements.

Fiscal 1999 compared with Fiscal 1998

  The consolidated statement of income of the Group included elsewhere in this Annual Report has been presented separately for the period from January 1, 1998 to September 1, 1998, the effective date of the acquisition of the Company by Trinity, and for the period from September 2, 1998 to December 31, 1998, in accordance with U.S. GAAP. The following table summarizes the results for the year ended December 31, 1999 and the two separate periods for 1998.

                                                              January 1 to     September 2 to         Year ended         Year ended
                                                              September 1,       December 31,       December 31,       December 31,
                                                                      1998               1998               1998               1999
- ------------------------------------------------------     ---------------    ---------------    ---------------    ---------------
                                                                                        ((L) million)
Commissions and fees                                                 441.9              236.0              677.9              727.8
Interest and investment income                                        26.9               13.4               40.3               38.6
                                                           ---------------    ---------------    ---------------    ---------------
Total operating revenues                                             468.8              249.4              718.2              766.4
Net operating expenses                                              (412.0)            (223.4)            (635.4)            (714.8)
                                                           ---------------    ---------------    ---------------    ---------------
Operating income before exceptional items                             56.8               26.0               82.8               51.6
Exceptional items                                                    (35.8)              (5.0)             (40.8)             (54.6)
                                                           ---------------    ---------------    ---------------    ---------------
Operating income                                                      21.0               21.0               42.0               (3.0)
Share of profit of associates                                          7.7               (1.4)               6.3                6.6
Loss on closure/disposal of operations (i)                           (28.0)              (1.3)             (29.3)               1.5
Interest income                                                         --                7.1                7.1               56.8
Interest expense                                                      (2.0)              (8.3)             (10.3)             (54.2)
                                                           ---------------    ---------------    ---------------    ---------------
(Loss)/income before taxation                                         (1.3)              17.1               15.8                7.7
Taxation                                                             (13.5)             (40.9)             (54.4)             (11.1)
                                                           ---------------    ---------------    ---------------    ---------------
Loss after taxation                                                  (14.8)             (23.8)             (38.6)              (3.4)
Minority interests                                                    (0.8)              (1.9)              (2.7)              (3.0)
                                                           ---------------    ---------------    ---------------    ---------------
Net loss                                                             (15.6)             (25.7)             (41.3)              (6.4)
======================================================     ===============    ===============    ===============    ===============


(i) The loss on closure/disposal of operations in 1998 was classified as a nonoperating exceptional item.

Summary

  Total revenues increased by (L)48.2 million (7%) to (L)766.4 million in 1999 from (L)718.2 million in 1998 (being (L)468.8 million for the period January 1, 1998 to September 1, 1998 and (L)249.4 million for the period from September 2, 1998 to December 31, 1998). In constant currency terms, total revenues increased by 6.4%. Excluding the effects of foreign currency exchange rate movements, the loss of revenues from businesses sold and the revenues gained from acquisitions, total revenues were 3% higher in 1999 than in 1998.

  Operating income before exceptional items decreased by (L)31.2 million (38%) to (L)51.6 million in 1999 from (L)82.8 million in 1998 (being (L)56.8 million for the period January 1, 1998 to September 1, 1998 and (L)26.0 million for the period from September 2, 1998 to December 31, 1998). In constant currency terms, operating income before exceptional items increased by 31%. Excluding certain unusual and non-recurring items referred to below (see "--Operating Expenses"), operating income before exceptional items decreased by 14%.

  Exceptional items in 1999 of (L)54.6 million consisted of a further provision of (L)40.0 million in connection with the pensions review, a provision of (L)10.5 million for costs to be incurred in connection with the Change Program initiatives and fees totaling (L)4.1 million incurred in connection with the issue of the Notes. In 1998, exceptional items consisted of a provision of (L)25.0 million in connection with the pensions review and costs of (L)15.8 million incurred in connection with the offer by Trinity for all of the issued share capital of the Company.

  Net loss decreased by (L)34.9 million to (L)6.4 million in 1999 from a net loss of (L)41.3 million in 1998.

Revenues

  Revenues consist of commissions and fees, which increased by (L)49.9 million (7%) to (L)727.8 million in 1999 from (L)677.9 million in 1998, and interest income, which decreased by (L)1.7 million (4%) to (L)38.6 million from (L)40.3 million.


  North American Operations: Revenues generated by our North American operations increased by (L)18.4 million (6%) to (L)321.7 million in 1999 from
(L)303.3 million in 1998. In constant currency terms, revenues increased by 2%, mainly due to premium increases in the employee benefits sector and strong new business production offset in part by lost business and shrinkage in the property and casualty sector.


  Global Business: Revenues generated by our Global Business increased by
(L)0.1 million to (L)356.6 million in 1999 from (L)356.5 million in 1998. In constant currency terms, revenues increased by 2%. Revenue shortfalls in the United Kingdom were offset by strong performances by our Aerospace and Global Financial & Executive Risks sub-units. United States units had a more difficult time than United Kingdom and other units in generally unsettled reinsurance markets.


  International: Revenues generated by our International operations increased by (L)29.7 million (51%) to (L)88.1 million in 1999 from (L)58.4 million in 1998. Excluding the effect of the acquisition of Gruppo Ital Brokers, which was acquired in July 1998, and other acquisitions in 1999, principally in Latin America, revenues increased by 7% in constant currency terms. Strong performances were delivered by operations in Spain, Sweden and Venezuela.

Operating Expenses

  Operating expenses before exceptional items increased by (L)79.4 million (12%) to (L)714.8 million in 1999 from (L)635.4 million in 1998. In constant currency terms and adjusting for the effects of acquisitions and disposals, operating expenses were 8% higher in 1999 compared with 1998. However, unusual and non-recurring items, mainly severance costs, consulting costs and non-recurring provisions, were (L)13.8 million higher in 1999 than 1998. Adjusting for these items, operating expenses grew by 6%.

Associates

  Our share of income before taxation from associates increased by (L)0.3 million (5%) to (L)6.6 million in fiscal 1999 from (L)6.3 million in fiscal 1998.

Interest

  Interest income of (L)56.8 million in fiscal 1999 included interest receivable of (L)56.1 million (1998: (L)7.1 million) from Trinity in respect of loans advanced by the Group. These arrangements were put in place in November 1998.

  Interest expense of (L)54.2 million in 1999 increased significantly over that payable in 1998 as a consequence of the senior debt and Notes issued in November 1998 in connection with the acquisition of the Company by Trinity.

Disposals

  There were no significant disposals in 1999. During 1998, the loss on disposal of operations amounted to (L)29.3 million, consisting mainly of goodwill written off on the closure of Professional Liability Underwriting Management ("PLUM"), the Group's professional liability wholesale operation in the U.S.

Taxation

  The tax charge for 1999 amounted to (L)11.1 million compared with (L)54.4 million in 1998. The tax charge for 1999 exceeds income before tax for the year largely as a result of provisions, principally those relating to the pensions review, not being recognized for tax relief in the current year. The tax charge for 1998 included the write off of U.K. advance corporation tax of
(L)9.7 million and deferred tax asset balances of (L)23.4 million.

Differences between U.K. GAAP and U.S. GAAP

  The net loss for 1999 of (L)6.4 million and net loss for 1998 of (L)41.3 million, under U.K. GAAP, compare with a net loss of (L)17.6 million (as restated) and net loss of (L)54.9 million, respectively, under U.S. GAAP.

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

Liquidity and Capital Resources

  As an intermediary, we hold funds in a fiduciary capacity for the account of third parties, typically as the result of premiums received from clients that are in transit to insurance carriers and claims due to clients that are in transit from insurance carriers. We report premiums, which are held on account of, or due from policyholders, as assets with a corresponding liability due to the insurance carriers. Claims held by, or due to, us which are due to clients are also shown as both assets and liabilities of ours. All those balances due or payable are included in insurance balances receivable and payable on the balance sheet. We earn interest on those funds during the time between the receipt of the cash and the time the cash is paid out. Fiduciary cash must be kept in certain regulated bank accounts subject to guidelines, which generally emphasize capital preservation and liquidity and is not generally available to service our debt or for other corporate purposes.

  Net cash provided by operations improved by (L)76.0 million to (L)206.4 million in 2000 from (L)130.4 million in 1999. This increase was largely due to the improved operating performance of the Company.

  During 2000, the net cash outflow for acquisitions less proceeds from disposals amounted to (L)5.8 million. During 1999, the net cash outflow for acquisitions less proceeds from disposals amounted to (L)10.5 million which included a payment of (L)10.3 million for a further 15% interest in Jaspers Wuppesahl, increasing our ownership to 45%. We have additional call rights whereby we may increase our ownership in Jaspers Wuppesahl to over 50% in 2012.

  During 1998, the net cash outflow for acquisitions less proceeds from disposals amounted to (L)32.3 million and consisted of (L)13.9 million for the 30% interest in Jaspers Wuppesahl, (L)5.0 million for the 30% interest in Assurandorgruppen, (L)12.4 million for the 50% interest in Gruppo Ital Brokers and (L)1.0 million for other acquisitions, net of disposal proceeds.

  In connection with many of our investments in our associates, we retain rights to increase our ownership percentage of these associates over time, typically to a majority or 100% ownership position. In addition, in certain instances, the other owners of the associates have a right, typically at a price calculated pursuant to a formula based on revenues or earnings, to put some or all of their shares in the associates to us.

  As part of our acquisition of 33% of Gras Savoye, we entered into a put arrangement, whereby the other shareholders in Gras Savoye (primarily two families, two insurance companies and Gras Savoye's executive management team) could put their shares to us. From 2001 to 2011, we will be obligated to buy the shares of those shareholders to the extent that those shareholders put their shares, potentially increasing our ownership from 33% to 90% if all shareholders put their shares, at a price determined by a contractual formula based on earnings and revenue. Management shareholders of Gras Savoye (representing approximately 10% of shares) do not have general put rights between 2001 and 2011, but have certain put rights on their death, disability or retirement pursuant to which payments are not expected to exceed (L)14.7 million. From 2001 to 2005, the incremental 57% of Gras Savoye may be put to us at a price equal to the greater of approximately 800 million French francs ((L)76.9 million at December 31, 2000 exchange rates), for the full 57%, or a price based on the formula. After 2005, the put price is determined solely by the formula. The shareholders may put their shares individually at any time during the put period.

  While neither we nor the management of Gras Savoye expect significant exercises of the puts on a separate or aggregate basis, in the near to medium term, we nevertheless believe that, should the aggregate amount of shares be put to us, sufficient funds would be available to satisfy this obligation. In addition, we have a call option to move to majority ownership under certain circumstances and in any event by 2009. Upon exercising this call option, the remaining Gras Savoye shareholders have a put.

  Although we discontinued our United Kingdom underwriting operations in 1991, we are still required to handle the administration of claims arising from insurance business previously written by WFUM on behalf of Sovereign and third party insurance carriers. Sovereign was placed into provisional liquidation on July 11, 1997. See Item 8 "- Financial Information Consolidated Statements and Other Financial Information - Legal Proceedings". Cash payments in connection with the renegotiated arrangements for administering the WFUM run-off amounted to (L)4 million during 2000. No significant cash payments were made in 1999, as such amounts had been pre-funded in 1998. Annual payments of about (L)2 million are expected to be payable in 2001.

  Cash payments in connection with the government initiated review of pension plans amounted to (L)13 million in both 2000 and 1999 and (L)11 million in 1998. We expect the remaining provision of (L)34 million at December 31, 2000 to be paid out over the next three years.

  Capital expenditures for 2000, 1999 and 1998 less the proceeds from disposals of fixed assets, were (L)16.8 million, (L)18.1 million and (L)28.4 million, respectively. We expect that capital expenditures for 2001 will continue at approximately the same level. We have funded our requirements for capital expenditures by cash generated internally from operations and from external financing and expect to continue to do so in the future.

  Our wholly owned subsidiary Willis North America entered into a credit agreement on July 22, 1998. The credit agreement, as amended, is comprised of a term loan facility of $450 million under which portions of the loan mature on four different dates between 2005 and 2008 and a revolving credit facility of $150 million. Borrowing under the term loan portions of the credit agreement were borrowed in full in November 1998 to refinance certain of our existing indebtedness incurred in connection with the tender offer for the Company. During 1999 and 2000, repayments totaling $12 million and $30 million, respectively, were made and, as a consequence, we are ahead of our repayment schedule. At December 31, 2000, the outstanding balance on the term loans was $408 million. The next mandatory repayment under the facility is due in 2004. The revolving credit portion is available for working capital requirements and general corporate purposes, subject to certain limitations. At December 31, 2000, the revolving credit facility remained undrawn.

  On February 2, 1999, Willis North America issued Notes, the proceeds from which were used to repay short-term facilities. The Notes mature on February 1, 2009 and interest is payable on the Notes semi-annually on February 1 and August 1 of each year.

  Willis North America has entered into an interest rate swap agreement under which its LIBOR-based floating rate interest payment obligations on the full amount of the term loans have been swapped for fixed rate interest payment obligations, resulting in an effective base rate of 5.099% per annum, plus the applicable margin, until the final maturity of those term loans. The swap agreement provides for a reduction of the notional amount of the swap obligation on a semi-annual basis and, to the extent the actual amount outstanding under the term loans exceeds the notional amount at any time, Willis North America would be exposed to the risk of increased interest rates on that excess.

  The Company and its subsidiaries may pay interest on any intercompany note issued in favor of Trinity, and may make loans or pay dividends to Trinity in an amount sufficient to enable Trinity to pay interest and principal then due on any intercompany note issued by Trinity, intercompany subordinated note or intercompany bank note, in each case so long as such amounts are immediately repaid to the Company or its subsidiaries. The aggregate amount of intercompany notes issued in favor of Trinity outstanding at December 31, 2000 was $982.5 million, the aggregate amount of intercompany notes issued by Trinity outstanding was (L)614.1 million ($995 million).

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

  We expect that internally generated funds will be sufficient to meet our foreseeable operating cash requirements, capital expenditures and scheduled debt repayments. In addition, we have our undrawn $150 million revolving credit facility.

Item 6 - Directors, Senior Management and Employees

Directors and Senior Management

  The Group Executive Committee of the Board of the Company manages the operational business and strategic direction of our operating subsidiaries. It consists of the Executive Chairman and Chief Executive Officer, directors and two senior Group executives who are not directors, whose ages and positions at January 1, 2001 are:

Name                        Age   Position
- ----                        ---   --------
Joseph J. Plumeri.......     57   Executive Chairman and Chief Executive Officer
Frederick Arnold........     46   Group Chief Administrative Officer
Richard J. S. Bucknall..     52   Group Chief Operating Officer
Thomas Colraine.........     42   Group Chief Financial Officer
Brian D. Johnson........     58   Chief Executive Officer of the North American operations
Patrick Lucas...........     61   Managing Partner of Gras Savoye
Joseph M. McSweeny......     51   Chief Executive Officer of International operations (excluding the United
                                  Kingdom and North America)
John M. Pelly...........     47   Chairman of Global Reinsurance
Mario Vitale............     45   Executive Vice President -- Group Sales and Marketing



  Kenneth H. Pinkston, who retired as a member of the Group Executive Committee on December 21, 2000 remains a director of the Company.

  Joseph J. Plumeri--Joseph J. Plumeri is our Executive Chairman, Chief Executive Officer and a director, positions held since October 15, 2000. Before joining us, Mr. Plumeri spent 32 years as an executive with Citigroup Inc. and its predecessors. Of note, Mr. Plumeri oversaw the 450 North American retail branches of Citigroup's Citibank unit. Mr. Plumeri also served as Chairman and Chief Executive Officer of Citigroup's Primerica Financial Services from 1995 to 1999. In 1994, Mr. Plumeri was appointed Vice Chairman of Citigroup's predecessor, Travelers Group Inc., and in 1993 Mr. Plumeri became the President of a predecessor of Citigroup's Salomon Smith Barney unit after overseeing the merger of Smith Barney and Shearson and serving as the President and Managing Partner of Shearson since 1990. Mr. Plumeri also serves as a director of Velcero, Inc., Debix Systems, Inc. and Telex Communications, Inc. He is also a board member and advisor to many organizations, including The Board of Visitors of the College of William & Mary, The United Negro College Fund, The National Center on Addiction and Substance Abuse. He is also a commissioner of the New Jersey Sports and Exposition Authority.

  Frederick Arnold--Frederick Arnold became a member of the Group Executive Committee and Group Chief Administrative Officer in December 2000. Mr. Arnold joined us in March 2000 as Executive Vice President--Development, Finance and Administration of the North American operations. Prior to joining us, Mr. Arnold worked for 20 years as an investment banker, primarily at Lehman Brothers, Smith Barney and Arnhold and S. Bleichroeder, specializing in mergers and acquisitions and equity capital markets.

  Richard J.S. Bucknall--Richard J.S. Bucknall joined the board on November 1, 1998 and has been a member of the Group Executive Committee since April 1995. He was appointed Chief Operating Officer on January 1, 2001. He has been responsible for our Global Specialties business since 1995, and for our U.K. Retail business from October 1999. He also has responsibilities for the discontinued United Kingdom underwriting operations. Mr. Bucknall has 34 years of experience in the insurance brokerage industry, of which 15 years have been with us.

  Thomas Colraine--Thomas Colraine joined the board and the Group Executive Committee on August 31, 1997 and has been the Group Chief Financial Officer since September 1997. From January 1995 to

October 1996, he was Chief Financial Officer of our North American operations and was Change Program Director from October 1996 to September 1997. Mr. Colraine has 12 years of experience in the insurance brokerage industry, all 12 years of which have been with us.

  Brian D. Johnson--Brian D. Johnson joined the board and the Group Executive Committee on January 1, 1993. He is an actuary and has been the Chief Executive Officer of the Group's North American operations since October 1, 1999. From 1994 until 1997 he was Vice Chairman and Chief Operating Officer of the North American retail business and from 1997 he was Chief Executive of that area. Mr. Johnson has 37 years of experience in the insurance brokerage industry, of which 35 years have been with us.

  Patrick Lucas--Patrick Lucas joined the board on April 15, 1998 as a non-executive director and became a member of the Group Executive Committee on January 1, 2001. He is the Managing Partner of Gras Savoye and Chairman and Chief Executive Officer of Gras Savoye S.A. and Gras Savoye Reassurance, positions held since 1991, 1979 and 1976 respectively. Mr. Lucas has 35 years of experience in the insurance brokerage industry.

  Joseph M. McSweeny--Joseph M. McSweeny joined the board on September 1, 2000 and has been a member of the Group Executive Committee since October 1, 1999. He has been the Chief Executive Officer of our International businesses since 1998. He joined us in 1994 and until 1998 held senior executive positions in the North American retail business. Mr. McSweeny has 24 years of experience in the insurance industry, of which six years have been with us.

  John M. Pelly--John M. Pelly joined the board on November 1, 1998 and has been a member of the Group Executive Committee since April 1995. He is Chairman and Chief Executive of our Global Reinsurance business, a position held since 1995. Mr. Pelly has 28 years of experience in the insurance brokerage industry, all 28 years of which have been with us. Mr. Pelly is also a non-executive director of Mitsui Marine & Fire Insurance Co. (Europe) Limited and Mitsui Marine International Limited.

  Mario Vitale--Mario Vitale joined us as a Group Executive Vice President of Group Sales and Marketing on November 13, 2000 and became a member of the Group Executive Committee in December 2000. Prior to joining us, Mr. Vitale was President of the Risk Management Division of Kemper Insurance Company for one year and President of the Risk Management Division of Reliance National with full global responsibilities for 13 years. He is also on the board of directors of the College of Insurance in New York. Mr. Vitale has 24 years of experience in the insurance industry.

  Michael P. Chitty--aged 49, has been Company Secretary since April 1983. Between October 1990 to December 1994 he was Joint Secretary. Mr. Chitty has 24 years of experience in the insurance brokerage industry, all 24 years of which have been with us.

  There are no family relationships among the directors and officers of the Company.

  J. Reeve resigned as Executive Chairman and a director on October 15, 2000 and G. F. Nixon resigned as Deputy Chairman and a director on December 31, 2000.

Compensation

  In the year ended December 31, 2000, the aggregate compensation and benefits paid to or accrued to all the directors, members of the Group Executive Committee, except P. Lucas, and the Secretary as a group (12 persons) was
(L)3,785,148. The aggregate amount of compensation and benefits of the highest paid director in the fiscal year was (L)461,060.

  The aggregate amount set aside or accrued to provide pension, retirement and similar benefits for the directors, members of the Group Executive Committee, except P Lucas, and the Secretary during the year ended December 31, 2000 was
(L)1,285,184.

  Mr. Lucas receives a meeting allowance of (L)1,500 for attending meetings of the Board or its committees outside his country of residence. For the year ended December 31, 2000 Mr. Lucas received (L)4,500. The compensation and pension contributions for Mr. Lucas are paid by his employing company, our associate Gras Savoye.

Annual Incentive Plan

  The Annual Incentive Plan provides a cash bonus to middle and senior management as well as the directors and officers based on performance by reference to the results of the Group and agreed qualitative objectives.

Amended and Restated 1998 Stock Option Plan

  The Amended and Restated 1998 Share Purchase and Option Plan for Key Employees of TA I Limited provides for the grant of time-based vesting options, performance-based vesting options and various other share-based grants to our employees and to employees of our subsidiaries (including all directors, members of the Group Executive Committee, except P. Lucas, and the Secretary) to purchase shares of common stock of TA I Limited ("Shares"). The 1998 Plan is intended to:

    o promote TA I Limited and its subsidiaries' long-term financial interests and growth by attracting and retaining management personnel with the training, experience and ability to enable them to make a substantial contribution to the success of our business;

    o motivate management personnel by means of growth-related incentives to achieve long range goals; and

    o further the alignment of interests of participants with those of TA I Limited's shareholders through opportunities for increased share ownership.

  At March 29, 2001 28,617,315 time- and performance-based options remain unforfeited under the 1998 Plan at an exercise price of (L)2 per share. There are 30,000,000 Shares available to be granted under the 1998 Plan, of which 10,000,000 may be granted to any one employee in any given calendar year. Under the 1998 Plan, unless otherwise provided by the board of directors of TA I Limited, time-based options generally become exercisable in five equal annual installments beginning on the second anniversary of the date of grant and performance-based options generally become exercisable to the extent, if any, that performance goals based on financial criteria for our fiscal years 1999 through 2002 are achieved. Upon the determination of whether and to what extent the targets are achieved, the performance-based options will vest and become exercisable in four equal annual installments, generally beginning on the third anniversary of the date of grant. The exercisability of the options may accelerate or terminate based on the circumstances surrounding an optionee's termination of employment, and both time-based and performance-based options may (in the discretion of the board of directors of TA I Limited), fully accelerate upon a change in control of our company. Under the 1998 Plan, unless otherwise provided by the board of directors of TA I Limited, all options are exercisable until the tenth anniversary of the date of grant.

  Unless sooner terminated by the board of directors of TA I Limited, the 1998 Plan will expire 10 years after its adoption. That termination will not affect the validity of any grant outstanding on the date of termination.

Board Practices

  The employment contracts of the directors and members of the Group Executive Committee generally provide for twelve months' notice.

  On October 15, 2000, we entered into a five year employment agreement with Mr. Plumeri, by which Mr. Plumeri receives an annual base salary equal to $1,000,000, which is subject to an annual review, a guaranteed bonus equal to his base salary for each year during the term of the employment agreement, and the opportunity to earn additional annual or other bonus amounts in excess of the guaranteed bonus if extraordinary performance targets, established by the board of directors of TA I Limited at the beginning of each fiscal year after consulting with Mr. Plumeri regarding these targets, are achieved.

  The Company does not have an audit and remuneration committee. These committees are established within TA I Limited.

Employees

  At December 31, 2000, 1999 and 1998 we had approximately 10,470, 10,716 and 9,400 employees, broken down by geographic location as follows:

Year                 United Kingdom          United States     Rest of the World
 ------------    ------------------     ------------------    ------------------
2000                          3,890                  3,870                 2,710
1999                          3,916                  4,518                 2,282
1998                          3,900                  4,400                 1,100



  We are not involved in any material dispute with employees and management believes that relations with employees are good.

Share Ownership

  The interests of the directors, members of the Group Executive Committee and the Secretary in the Management Ordinary Shares of TA I Limited at March 28, 2001 were as follows:

                                                              % ownership of the
                                             No. of Shares                 class
- -----------------------------------     ------------------    ------------------
J. J. Plumeri                                    1,721,407                    15%
F. Arnold                                           52,805                     *
R. J. S. Bucknall                                  167,725                   1.5%
T. Colraine                                         76,757                     *
B. D. Johnson                                      160,000                   1.4%
P. Lucas                                            50,000                     *
J. M. McSweeny                                      79,445                     *
J. M. Pelly                                        225,000                   2.0%
K. H. Pinkston                                     100,000                     *
M. Vitale                                           90,000                     *
M. P. Chitty                                        24,844                     *


*less than 1%

Note

G. F. Nixon, who resigned as a director on December 31, 2000, had an interest in 100,000 Management Ordinary Shares of TA I Limited on that date.

  The following table provides information for each of our directors, members of the Group Executive Committee and the Secretary who held options to purchase Management Ordinary Shares of TA I Limited at March 28, 2001, at an exercise price of (L)2 per share.

                                                                                     No. of Shares
                                                                                 Underlying Option
                                                            Date of Grant                  Granted         Option Expiration Period
                                            -----------------------------    ---------------------    -----------------------------
Joseph J. Plumeri                                        October 15, 2000                5,164,222                 October 15, 2010
Frederick Arnold                                             July 6, 2000                  200,000                December 18, 2010
Richard J. S. Bucknall                                  December 18, 1998                  414,775                December 18, 2008
                                                        December 29, 2000                  187,500                December 29, 2010
Thomas Colraine                                         December 18, 1998                  423,243                December 18, 2008
Brian D. Johnson                                        December 18, 1998                  400,000                December 18, 2008
Patrick Lucas                                                           -                        -                                -
Joseph M. McSweeny                                      December 18, 1998                  209,411                December 18, 2008
                                                             July 6, 2000                  218,644                     July 6, 2010
John M. Pelly                                           December 18, 1998                  360,000                December 18, 2008
                                                        December 29, 2000                  125,000                December 29, 2010
Kenneth H. Pinkston                                     December 18, 1998                  400,000                December 18, 2008
Mario Vitale                                            December 29, 2000                  250,000                December 29, 2010
Michael P. Chitty                                       December 18, 1998                  125,156                December 18, 2008


Item 7 - Major Shareholders and Related Party Transactions

Major Shareholders

  The Company is a wholly-owned subsidiary of TA IV Limited, following the transfer of equity by Trinity effective from January 1, 2001. The Company's ultimate parent company is TA I Limited.

  The Company's ultimate controlling party is KKR 1996 Overseas Limited, which is the general partner of KKR Associates II (1996), Limited Partnership, which is the general partner of KKR 1996 Fund (Overseas), Limited Partnership, which is the general partner of Profit Sharing (Overseas), Limited Partnership which owns 74.4% of the issued and outstanding share capital of TA I Limited.

Related Party Transactions

  KKR and Fisher Capital Corp. L.L.C., a company for which Mr J.R. Fisher, a director of TA I Limited, is the managing member and majority owner, render management, consulting, and certain other services to us and our subsidiaries for annual fees payable quarterly in arrears. In 2000, we paid $1,000,000 to KKR and $350,000 to Fisher Capital Corp. L.L.C. for those services. We also reimburse their incidental expenses in connection with those services. Partners and employees of KKR and Fisher Capital Corp. L.L.C. who also serve as directors of TA I Limited do not receive additional compensation for service in that capacity, other than customary directors' fees, which is currently $40,000 per annum.

  In 2000, Willis North America purchased an interest of approximately 5% in OneShield Inc., a company it is partnering with to bring major segments of its workflow process on United States business to the Internet. Willis North America also has warrants in OneShield Inc., which on exercise could increase its interest to approximately 7.08% on a fully diluted basis. The partners and employees of KKR and Fisher Capital Corp. L.L.C. have current interests of 6.54% in aggregate and 0.2% respectively in OneShield Inc. Fisher Capital Corp. L.L.C. also has an interest of 0.3% in OneShield Inc.

  Also in 2000, our United States and United Kingdom subsidiaries received advice and consultancy services relating to their overall approach to e-business strategy and specific opportunities from Dynamis

Solutions Inc., who received fees of approximately $319,000. The partners and employees of KKR have current interests of 14.23% in aggregate in Dynamis Solutions.

  In the ordinary course of our business we have placed and will continue to place premiums with the insurance companies who beneficially own in aggregate approximately 16% of our ultimate parent's share capital.

  R.J.S. Bucknall, was an Underwriting Member of Lloyd's during 2000. Some of our insurance brokering subsidiaries place risks with the syndicates in which R.J.S. Bucknall participates in the normal course of their brokering activities on the same basis as those subsidiaries do with other Lloyd's syndicates. The Company has given J. Reeve a guarantee in respect of the performance obligations of Willis Limited, his employing company, in respect of an unfunded pension scheme established for him and the Company has also guaranteed the performance obligations of Willis North America in respect of the pension benefits for B.D. Johnson and K.H. Pinkston under the Willis Corroon Executive Supplemental Plan, an unfunded pension plan.

Item 8 - Financial Information

Consolidated Statements and Other Financial Information

Financial Statements

  See "Item 18 - Financial Statements".

Legal Proceedings

  General. We have extensive operations and are subject to claims and litigation in the ordinary course of business resulting principally from alleged errors and omissions in connection with our businesses. Most of the errors and omissions claims are covered by professional indemnity insurance. In respect of self-insured deductibles applicable to those claims, we have established provisions which we believe to be adequate in the light of current information and legal advice. These provisions may be adjusted from time to time according to developments. We do not expect the outcome of those claims, either individually or in the aggregate, to have a material effect on our results of operations, financial condition or liquidity. In addition, we are involved in the legal matters discussed below.

  Sovereign/WFUM. Sovereign, a wholly-owned subsidiary of ours, operated as an insurance company in the U.K. and from 1972 Sovereign's underwriting activities were managed by another wholly owned subsidiary of ours, Willis Faber (Underwriting Management)Limited, or WFUM. WFUM also provided underwriting agency and other services to third-party insurance companies, which we refer to as the stamp companies, some of which are long-standing clients of ours. As an underwriting agent, WFUM did not issue any contracts of insurance or reinsurance in its own name or retain any underwriting risks for its own account. As part of its services as agent, WFUM arranged insurance and reinsurance business on behalf of Sovereign and the stamp companies in the following main classes of insurance: marine, non-marine, casualty and aviation. WFUM also arranged reinsurance on behalf of Sovereign and the stamp companies through third-party brokers, as well as through brokers within our group of companies.

  In 1991, Sovereign ceased underwriting new business and WFUM ceased arranging new business on behalf of Sovereign and the stamp companies. From that time until August 1998, WFUM administered the business it arranged on behalf of Sovereign and the stamp companies, referred to as handling the "run-off" of the business. From 1998, the run-off services were transferred to a new subsidiary of ours which services have in turn been sub-contracted to a third party with experience in running off pools with an insolvent member. In the case of Sovereign, those services are provided directly by that type of third party. One of our subsidiaries has agreed with certain of the stamp companies to fund certain costs of the run-off, subject to certain agreed guidelines as to timing and amount. The amounts to be funded under the run-off arrangements are currently within the aggregate of the unused provisions we have made. However, we cannot assure you that the provisions will be adequate to cover the actual run-off costs over time. Although we expect the run-off of the business to be conducted in an orderly manner, it may ultimately prove to be a lengthy and expensive process.

  In July 1997, Sovereign received an adverse arbitration decision with respect to a dispute between Sovereign and one of its reinsurers regarding the enforceability of certain reinsurance which WFUM had arranged. The award is confidential and non-binding as to third parties. As a result of the decision, the directors of Sovereign determined that Sovereign could not continue to trade unless the Company provided unlimited financial support. The Company's directors decided that, in the interests of its shareholders, this support for Sovereign could not be justified. Accordingly, Sovereign's directors placed Sovereign into provisional liquidation on July 11, 1997. On January 5, 2000, a scheme of arrangement proposed by Sovereign to its creditors became effective. The stated purpose of the scheme of arrangement is to resolve Sovereign's liabilities and provide that Sovereign's business is run off in as orderly a manner as possible. Sovereign's provisional liquidators have been discharged from office and have been appointed as scheme administrators. On January 16, 2001, the scheme administrators announced an initial payment percentage of 30%payable out of Sovereign's assets. Those creditors with established scheme liabilities are due to be paid by early May 2001. Sovereign's assets are separate and distinct from ours, and any payment from Sovereign will have no effect on our results of operations, financial condition or liquidity.

  Following the adverse arbitration award, Sovereign and certain of the stamp companies expressed concern about the enforceability of other reinsurance put in place by WFUM on behalf of Sovereign and the stamp companies. Currently, we understand Sovereign is involved in an arbitration to ensure that a reinsurer honors its obligations to Sovereign, the result of which is expected during 2001. We also understand that Sovereign and possibly some of the stamp companies have commenced arbitration proceedings with a number of other reinsurers that are at a preliminary stage. Accordingly, we cannot assure you that there will be no further arbitration awards, court decisions or discounted settlements arising in the future that result in shortfalls in reinsurance recoveries for Sovereign and/or the stamp companies. Other reinsurers which underwrite Sovereign's and/or the stamp companies' reinsurance contracts may seek to challenge the enforceability of such contracts. The failure of Sovereign and/or the stamp companies to collect reinsurance following any adverse arbitration awards would increase the likelihood of them pursuing claims against WFUM.

  Sovereign and the stamp companies have reserved their rights generally in respect of such potential claims, and WFUM, the Company and certain of our brokering subsidiaries have entered into standstill agreements which preserve the rights of potential claimants with respect to their potential claims. The scheme administrators and/or the stamp companies may seek to bring claims directly against the Company and hold it responsible for the liabilities of its subsidiaries. Although claims that the Company is liable merely because it is the subsidiary's parent are difficult to pursue successfully under English law, we cannot assure you that claims will not be made or, if made, that such claims could not succeed. The scheme administrators or the stamp companies may also seek to bring claims in respect of alleged acts or omissions of other subsidiaries or of the Company.

  We and our subsidiaries have not made any financial provisions in respect of possible future claims relating to alleged breach of duty by WFUM or otherwise, although if and to the extent that these claims are pursued it may be necessary for our affected subsidiaries to review the need for financial provisions. Those companies in our group with insurance protection have notified their insurance providers of certain potential claims. We do not know whether any of these claims will be made; the validity and amount of such claims and the extent, if any, to which they will be covered by insurance, after giving effect to the applicable deductibles, exclusions and limits, can be assessed only when and if these claims are made.

  We plan to continue to deal with the foregoing matters in our best interests and in a manner designed to assist an orderly run-off of the obligations of Sovereign and of the stamp companies while limiting the costs of resolution. It is possible that circumstances may lead the directors of WFUM to place WFUM in liquidation. We do not believe the resolution of these matters, including any possible liquidation of WFUM, will have a material adverse impact on our results of operations, financial condition or liquidity, although we cannot be sure of that.

  Pension Review. As is the case for many companies involved in selling personal pension plans to individuals in the United Kingdom from 1988 to 1994, we face liabilities as a result of the pension transfers and opt-outs review initiated by the United Kingdom government. Sellers of personal pension plans have since been subject to liabilities based on claims that they allegedly mis-sold pension products or gave improper advice. In particular, the regulators of the companies that engaged in this business, such as our independent financial advisory business, Willis Corroon Financial Planning Limited or WCFP, require these companies to compensate individuals who withdrew from their previous or existing company pension plans or who were otherwise advised to set up personal plans, to the extent that following withdrawal, and the consequent loss of the employer contribution, that individual's personal pension plan did not produce returns equal to those that would have been achievable with an employer's company-sponsored plan. Whether compensation is due to a particular individual, and the amount thereof, is dependent on the subsequent performance of the pension plan sold and the relative cost to reinstate that individual into his or her prior company pension plans. These amounts could be significant and, in that case, materially adversely affect our operations or financial condition. The Financial Service Authority, or the FSA, currently requires all offers of compensation to be made by June 30, 2002 and WCFP is on target to meet that deadline, although we cannot be sure the FSA will not impose further requirements which affect those deadlines and WCFP's ability to meet them. Acceptance of offers and settlement can take many months to finalize.

  Although we believe that the provisions established for the pension review, currently totaling (L)70 million (approximately (L)36 million of which has been paid as of December 31, 2000), are prudent, there remains a possibility that the provisions made will be insufficient. We expect to pay out these established provisions over the next three years; however, if the provisions are insufficient, our results of operations and financial condition may be adversely affected.

  Baccala & Shoop. Prior to 1984, Baccala and Shoop Insurance Services, a US subsidiary of the Company, acted as managing general agent for certain insurance issuing companies, including three subsidiaries of The Hartford Financial Services Group, Inc. Since Baccala and Shoop ceased active operations in 1983, issuing companies (including Hartford) have notified Baccala and Shoop of potential errors and omissions claims against Baccala and Shoop. In August 1987, Baccala and Shoop, Hartford and Willis North America entered into a Standstill Agreement, amended in 1994, pursuant to which the statutes of limitations on Hartford's claims against Baccala and Shoop were tolled indefinitely in exchange for Hartford's agreement to forbear filing complaints against Baccala and Shoop based on these potential claims. Since 1983, the Group has paid approximately $7.9 million in settlement of errors and omissions claims brought by certain other issuing companies, including issuing companies that went into liquidation. There has been no notification of additional potential claims from Hartford or other issuing companies since 1992. Hartford has not stated what it believes to be its total aggregate losses potentially attributable to Baccala and Shoop. For accounting purposes, the Group has established provisions in connection with the Baccala and Shoop-related claims, and believes such provisions to be adequate. However, there can be no assurance that the provisions will be adequate to cover claims over time.

  Other Matters. See Item 3 - "Risk Factors - Effects of Insurance Market Dispute", for a discussion of a reinsurance market dispute that may affect our business.

Significant Changes

  None.

Item 9 - The Offer and Listing

Markets

  The Company's Ordinary Shares are held by TA IV Limited and there is therefore no trading market in such shares.

  The Notes are listed for trading on the Luxembourg Stock Exchange. However, no trades have been executed on the Luxembourg Stock Exchange since the first listing date. Willis North America has not applied for and does not intend to apply for listing of the Notes on any securities exchange (other than listing on the Luxembourg Stock Exchange) or for the quotation of the Notes through NASDAQ. The underwriter of the Notes issued acts as a market maker for the Notes. However, the underwriter is not obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes or that an active market for the Notes will develop. If an active public market for the Notes does not develop or fails to be maintained, the market price and liquidity of the Notes may be adversely affected.

  Kredietbank S.A. Luxembourgeoise is the listing agent for the Notes on the Luxembourg Stock Exchange. The Notes have been accepted for clearance by Euroclear Operator and Cedel Bank. The Notes have been assigned the following CUSIP number: 970620AC4; a Euroclear common code number of 009610391; and an ISIN number of US970620AC42.

Item 10 - Additional Information

Memorandum and Articles of Association

  The following is only a summary of certain material rights of the Company's shareholders under the provisions of the Company's Memorandum and Articles of Association and is qualified in its entirety by reference to the Companies Act and the Memorandum and Articles of Association. Copies of the Company's Memorandum and Articles of Association have been filed as exhibits to this Annual Report on Form 20-F.

Objects

  The Company is registered in England and Wales with registered number 621757. The third clause of the Company's Memorandum and Articles of Association permits the Company to act as an investment holding company, to carry on the business of insurance brokers, insurance agents and underwriting agents and to acquire shares or stocks, debentures, debenture stock, bonds, obligations or any other securities as well as carrying on any other business as may be considered to be incidental or conductive to any of the Company's objects.

Directors

  Under the Company's Articles of Association the directors are permitted to be interested in any contract, transaction or arrangement to which the Company is a party or in which the Company is in any way interested, as long as the director has declared the nature of his interest as required by the Companies Act.

  The directors have the authority to determine the aggregate fees up to a fixed limit of (L)100,000 annually and to grant special remuneration to any director for any special or extra services tendered. In addition, the directors have the power to pay and agree to pay any retirement, death or disability benefits to any director or ex-director. Further, the directors have power to purchase and maintain liability insurance for their benefit or for that of officers, employees and ex-directors of the Company.

  The Articles of Association do not restrict in any way the power of the directors to borrow and raise funds.

  There is no age limit requirement whereby directors have to retire or any requirement for directors to hold shares in the Company by way of qualification.

Rights attaching to Ordinary Shares

  Under English law, dividends are only payable out of the Company's profits available for distribution, as determined in accordance with the U.K. GAAP and by the Companies Act. Holders of the Company's shares on which the dividend is declared by the shareholders in general meeting are paid a dividend in proportion to the amount paid up on those shares. In declaring such dividend, the general meeting may, at the recommendation of the directors, direct that it shall be satisfied wholly or partly by a distribution of assets.

  The directors may also pay interim dividends to the shareholders if it appears to them that they are justified by the Company's profits available for distribution.

  Any dividend which has remained unclaimed for twelve years from the date when it became due for payment, may, if the directors so resolve, be forfeited and will revert to the Company.

Voting Rights

  At any general meeting, voting is by a show of hands, unless a poll is demanded, with each shareholder present, in person, by proxy or, if a corporation, by a duly authorised representative having one vote regardless of the number of shares held.

  However, before or on the declaration of the result of any vote, a poll may be demanded which entitles shareholders to one vote for every share held by them. A poll may be demanded by:

    a)  the chairman of the meeting; or

    b)  at least two members having the right to vote at the meeting; or

    c) a member or members representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

    d) a member or members holding shares conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

  A demand for a poll by a person as proxy shall be treated as the same as a demand by a member.

  In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting is entitled to a casting vote in addition to any other vote he may have.

  No business can be transacted at any general meeting unless a quorum of two persons entitled to vote upon the business to be transacted is present, whether in person or by proxy.

  The Company has passed an elective resolution to dispense with the need to hold Annual General Meetings. Other meetings must be convened upon advance written notice of 21 days for the passing of a special resolution and 14 days for any other resolution, depending on the nature of the business to be transacted. The days of delivery or receipt of notice are not included. The notice must specify the nature of the business to be transacted.

  Matters are transacted at general meetings of the Company by the proposing and passing of resolutions of which there are four kinds: ordinary, special, extraordinary and elective. An ordinary resolution requires a simple majority of the votes of those persons voting, at a meeting at which there is a quorum.

Special and extraordinary resolutions requires the approval of 75% of those voting at a meeting at which there is a quorum. An elective resolution has to be approved by all the Company's shareholders.

Variation of Rights

  The Company's share capital may be varied with the consent in writing of holders of 75% in value of the shares held or upon the adoption of an extraordinary resolution by the shareholders.

Rights in Winding up

  In the event of a winding up, the liquidator may following the adoption of an extraordinary resolution of shareholders, divide the whole or any part of the assets of the Company between the shareholders. The assets available for distribution to members are subject to any liabilities or payments to creditors, whether statutorily preferred or not.

Material Contracts

  Not applicable.

Exchange Controls

  There are currently no U.K. foreign exchange control restrictions on the conduct of the Group's operations. While there are certain foreign exchange control restrictions which may affect the ability of certain of the Company's subsidiaries to pay dividends to the Company, the amounts involved have not been material to the Company in the past and the Company does not believe that such restrictions will have a material adverse impact on the Company or its ability to meet its cash flow requirements.

Taxation

  The statements set forth below in this Item are based on current law and published practice at the date of this annual report and are subject to change.

  Under current law if the Company, as guarantor, makes any payments in respect of interest on the Notes (or other amounts due under the Notes other than repayment of principal) such payments may be subject to U.K. withholding tax at the basic rate (currently 22%). Relief from such withholding may be available pursuant to the provisions of any applicable double taxation treaty. In particular, under the terms of the U.S./U.K. double taxation treaty, holders of the Notes entitled to the benefit of that treaty would be able to recover in full any U.K. tax withheld by making a claim on the appropriate form. Alternatively, a claim may be made by a holder of the Notes in advance of a payment in respect of interest. If the claim is accepted by the U.K. Inland Revenue, it will authorize subsequent payments to be made without deduction of U.K. withholding tax. Claims for repayment must be made within six years of the end of the U.K. year of assessment (generally April 5 in each year) to which the interest relates and must be accompanied by the original statement provided by the Company when the interest payment was made showing the amount of U.K. income tax deducted. Because a claim is not considered until the U.K. Inland Revenue receives the appropriate form from the Internal Revenue Service, forms should be sent to the Internal Revenue Service, in the case of an advance claim well before the relevant interest payment date or, in the case of a claim for repayment of the tax, well before the end of the appropriate limitation period.

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

Documents on Display

  It is possible to read and copy documents referred to in this annual report on Form 20-F that have been filed with the SEC at the SEC's public reference room located at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges.

Item 11 - Quantitative and Qualitative Disclosures about Market Risk

Financial Risk Management

  We are exposed to market risk from changes in interest rates and foreign currency exchange rates. In order to manage the risk arising from these exposures, we enter into a variety of interest rate and foreign currency derivatives. We do not hold derivative or financial instruments for trading purposes.

  A discussion of our accounting policies for financial and derivative instruments is included in Note 1 of the consolidated financial statements and further disclosure is provided in Note 25 to the consolidated financial statements, included elsewhere in this Annual Report on Form 20-F.

Foreign exchange risk management

  We report our operating results and financial condition in pounds sterling. Our U.S. operations earn revenue and incur expenses primarily in U.S. dollars. In the United Kingdom, however, we earn revenue in a number of different currencies, but expenses are almost entirely incurred in pounds sterling. Outside the United States and the United Kingdom, we predominately generate revenue and expenses in the local currency. The table below details the breakdown of revenues and expenses by currency in 2000.

                                                             U.S.          Other
                                          Sterling        Dollars     currencies
                                       -----------    -----------    -----------
Percentage of revenues.............             20%            60%           20%
Percentage of expenses.............             40%            45%           15%


  Our operations are exposed to foreign exchange risk arising from cash flows and financial instruments that are denominated in currencies other than pounds sterling. Our primary foreign exchange risk arises from changes in the exchange rates between U.S. dollars and pounds sterling. Our objective is to maximize our cash flow in U.S. dollars. Our policy is to convert into pounds sterling all revenues arising in currencies other than U.S. dollars together with sufficient U.S. dollar revenues to fund the remaining pound sterling expenses. Outside the United Kingdom, only those cash flows necessary to fund mismatches between revenues and expenses are converted into local currency; amounts remitted to the United Kingdom are generally converted into pounds sterling. These transactional currency exposures are generally managed by entering into forward exchange contracts. It is our policy to hedge at least 25% of the next 12 months' exposure in significant currencies. We do not generally hedge exposures beyond three years.

  The table below provides information about our foreign currency forward exchange contracts, which are sensitive to exchange rate risk. The table summarizes the pounds sterling equivalent amounts of each currency bought and sold forward and the weighted average contractual exchange rates. All forward exchange contracts mature within three years.

                                                                 Settlement date before December 31,
                                   ------------------------------------------------------------------------------------------------
                                               2001                              2002                             2003
                                   -----------------------------     -----------------------------    -----------------------------
                                                         Average                           Average                          Average
                                        Contract     contractual         Contract      contractual        Contract      contractual
December 31, 2000                         amount   exchange rate           amount    exchange rate          amount    exchange rate
- -------------------------------    -------------   -------------    -------------    -------------   -------------    -------------
                                                   (denomination                     (denomination                    (denomination
                                   ((L) million)        per (L))    ((L) million)         per (L))   ((L) million)         per (L))
Foreign currency sold
US dollars                                    46            1.56               37             1.50              17             1.46
Japanese Yen                                   7          160.81                4           144.21               -                -
Euros                                         15            1.58                5             1.60               -                -
                                   -------------                    -------------                    -------------
Total                                         68                               46                               17
===============================    =============                    =============                    =============
Fair Value(1)                                 (1)                               -                                -
===============================    =============                    =============                    =============


                                                  Settlement date before December 31,
                              ----------------------------------------------------------------------------
                                          2000                                    2001
                              ----------------    ----------------    ----------------    ----------------
                                                           Average                                 Average
                                                       contractual                             contractual
December 31, 1999              Contract amount       exchange rate     Contract amount       exchange rate
 -------------------------    ----------------    ----------------    ----------------    ----------------
                                                     (denomination                           (denomination
                                 ((L) million)            per (L))       ((L) million)            per (L))
Foreign currency sold
US dollars                                  34                1.59                  13                1.59
Japanese Yen                                 7              182.13                   5              165.99
Euros                                        7                1.43                   3                1.47
                              ----------------                        ----------------
Total                                       48                                      21
 =========================    ================                        ================
Fair Value(1)                                1                                       -
 =========================    ================                        ================


(1) Represents the difference between the contract amount and the cash flow in pounds sterling which would have been receivable had the foreign currency forward exchange contracts been entered into on December 31, 2000 or 1999 at the forward exchange rates prevailing at that date.

Interest rate risk management

  We are subject to market risk from exposure to changes in interest rates based on our financing and investing activities. Our primary interest rate risk arises from changes in short-term interest rates in both U.S. dollars and pounds sterling.

  Our operations are financed principally by variable rate bank borrowings and the Notes issued by Willis North America. Interest rate swaps are used to generate the desired interest rate profile and to manage our exposure to interest rate fluctuations. Our policy is to minimize our exposure to increases in interest rates on our borrowings. Accordingly, the majority of our variable rate borrowings is currently hedged through the use of interest rate swaps to convert the borrowings to reflect a fixed rate of interest.

  As a consequence of our insurance broking activities, there is a delay between the time we receive cash for premiums and claims and the time the cash needs to be paid. We earn interest on this float, which is included in our consolidated financial statements as interest income. This float is regulated in terms of access and the instruments in which it may be invested, most of which are short-term in maturity. We manage the interest rate risk arising from this exposure primarily through the use of interest rate swaps. It is our policy that, for currencies with significant balances, a minimum of 25% of forecast income arising is hedged for each of the next three years.

  The table below provides information about our derivative instruments and other financial instruments that are sensitive to changes in interest. For interest rate swaps, the table presents notional principal amounts and average interest rates analyzed by expected maturity dates. Notional principal amounts are used to calculate the contractual payments to be exchanged under the contracts. The duration of interest rate swaps varies between one and five years, with an average re-fixing period of three months. Average variable rates are based on interest rates set at December 31, 2000 or 1999, as appropriate, or, in the case of interest rate swaps not yet started, at the rates prevailing at December 31, 2000 or 1999, as appropriate.

                                         Expected to mature before December 31,
                                ----------------------------------------------------------
                                                                                                                           Fair
December 31, 2000                   2001        2002         2003        2004         2005  Thereafter        Total       Value(1)
- ---------------------------     --------    --------     --------    --------     --------    --------     --------    --------
                                                               ((L) million, except percentages)
Long-term debt
Principal ($)                                                                                      363          363         324
 Fixed rate payable                                                                                9.0%         9.0%
Principal ($)                                                               7           63         202          272         272
 Variable rate payable                                                   8.20%        8.28%       8.30%        8.29%
Interest rate swaps
Principal ($)                        175         224          105          40                                   544           2
 Fixed rate receivable              5.96%       6.02%        7.07%       6.83%                                 6.26%
 Variable rate payable              5.81%       5.66%        6.06%       6.12%                                 5.82%
Principal ((L))                       70          63           37          28                                   198           2
 Fixed rate receivable              6.20%       6.59%        7.11%       6.63%                                 6.55%
 Variable rate payable              5.67%       5.66%        6.01%       6.07%                                 5.79%
Principal (Euro)                       8          16            5          11                                    40           -
 Fixed rate receivable              3.96%       4.05%        5.27%       5.27%                                 4.52%
 Variable rate payable
Principal (Japanese Yen)               4                                                                          4           -
 Fixed rate receivable              1.70%                                                                      1.70%
 Variable rate payable              0.47%                                                                      0.47%

- ---------------

(1) Represents the net present value of the expected cash flows discounted at current market rates of interest.

                                         Expected to mature before December 31,
                                ----------------------------------------------------------
                                                                                                                           Fair
December 31, 1999                   2000        2001         2002        2003         2004  Thereafter        Total       Value(1)
- ---------------------------     --------    --------     --------    --------     --------    --------     --------    --------
                                                               ((L) million, except percentages)
Long-term debt
Principal ($)                                                                                      340          340         283
 Fixed rate payable                                                                               9.00%
Principal ($)                                      1            6           8            9         246          270         270
 Variable rate payable                          8.10%        8.25%       8.22%        8.20%       8.47%
Interest rate swaps
Principal ($)                         99         125          190          27                                   441          (5)
 Fixed rate receivable              6.46%       5.44%        5.98%       6.62%                                 5.97%
 Variable rate payable              6.51%       6.81%        6.92%       6.98%                                 6.80%
Principal ($)                                                                                      262          262          16
 Fixed rate payable                                                                               5.10%        5.10%
 Variable rate receivable                                                                         7.12%        7.12%
Principal ((L))                       45          70           63          14                                   192          (1)
 Fixed rate receivable              7.19%       6.30%        6.52%       7.21%                                 6.65%
 Variable rate payable              6.71%       6.94%        7.03%       6.97%                                 6.92%
Principal (Euro)                       6           8           16                                                30           -
 Fixed rate receivable              4.65%       4.38%        3.97%                                             4.22%
 Variable rate payable              3.93%       4.46%        4.77%                                             4.52%
Principal (Euro)                       3                                                                          3           -
 Fixed rate payable                 4.61%                                                                      4.61%
 Variable rate receivable           3.85%                                                                      3.85%
Principal (Japanese Yen)                           5                                                              5           -
 Fixed rate receivable                          1.70%                                                          1.70%
 Variable rate payable                          0.47%                                                          0.47%



  For further discussion about the Group's financial instruments, see Note 25 of Notes to the Financial Statements.

Item 12 - Description of Securities other than Equity Securities

  Not applicable.

                                    PART II


Item 13 - Defaults, Dividend Arrearages and Delinquencies

  None.

Item 14 - Material Modifications to the Rights of Security Holders and Use of Proceeds

  None.



                                    PART III

Item 17 - Financial Statements

  Not applicable.

Item 18 - Financial Statements and Exhibits

  The following financial statements and schedule, together with the reports of Deloitte & Touche and Ernst & Young thereon, are filed as part of this annual report:

  Reports of Independent Auditors                                           F-1
  Consolidated Statement of Income                                          F-3
  Consolidated Balance Sheet                                                F-4
  Consolidated Statement of Movements in Shareholders' Equity               F-5
  Consolidated Statement of Cash Flows                                      F-6
  Consolidated Statement of Total Recognized Gains and Losses               F-7
  Notes to the Financial Statements                                         F-8

Schedule

  Schedule II - Valuation and Qualifying Accounts                           S-1

Item 19 - Exhibits

  Pursuant to Rule 12b-32 of the Exchange Act, the Company's 1998 Memorandum and Articles of Association is hereby incorporated by reference to Exhibit No.
3.4 to Registration No. 333-74483.

                                   SIGNATURES


The Registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                                        WILLIS GROUP LIMITED
                                        (Registrant)

                                        By: T COLRAINE
                                        ---------------------------------------
                                        Name: T Colraine
                                        Title: Group Chief Financial Officer

Dated: London, March 30, 2001

                 [This page has been Intentionally left blank]

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

                         REPORT OF INDEPENDENT AUDITORS

To: The Board of Directors
Willis Group Limited

  We have audited the consolidated financial statements of Willis Group Limited and its subsidiaries (the "Company") at and for the years ended December 31, 2000 and December 31, 1999 on pages F-3 to F-72 inclusive. Our audits also included the financial statement schedule listed in the Index at
Item 18. These financial statements and the financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with auditing standards generally accepted in the United Kingdom and the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Willis Group Limited and its subsidiaries at December 31, 2000 and December 31, 1999 and the results of their operations and their cash flows for the years ended December 31, 2000 and December 31, 1999 in conformity with accounting principles generally accepted in the United Kingdom. Also, in our opinion, such related financial statement schedule when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

  Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the three years in the period ended December 31, 2000 and the determination of shareholders' equity and financial position at December 31, 2000 and 1999, to the extent summarized in Note 31. As more fully described in Note 31, the reported amounts of net income for the year ended December 31, 1999 and of shareholders' equity at December 31, 1999, as determined in accordance with accounting principles generally accepted in the United States of America, have been restated for changes in the basis of the determination of the value of certain deferred tax assets.


                                     Deloitte & Touche
                                     Chartered Accountants and Registered
                                     Auditors

London, England.
March 30, 2001

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

                         REPORT OF INDEPENDENT AUDITORS

To: The Board of Directors
Willis Group Limited

  We have audited the accompanying consolidated statements of income, movements in shareholders' equity, cash flows and total recognized gains and losses of Willis Group Limited for the periods January 1 to September 1, 1998 and September 2 to December 31, 1998. We also audited the financial statement schedule listed in the Index at Item 18 for the periods January 1 to September 1, 1998 and September 2 to December 31, 1998. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

  We conducted our audit in accordance with United Kingdom auditing standards and United States auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of operations and consolidated cash flows of Willis Group Limited for the periods January 1 to September 1, 1998 and September 2 to December 31, 1998, in conformity with accounting principles generally accepted in the United Kingdom, which differ in certain respects from those followed in the United States (see Note 31 of Notes to the Financial Statements). Also, in our opinion, the related financial statement schedule, for the period January 1 to September 1, 1998 and September 2 to December 31, 1998, when considered in relation to the financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.


                                     Ernst & Young

London, England
March 30, 2001

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

                        CONSOLIDATED STATEMENT OF INCOME


                                                                 Year ended        Year ended
                                                               December 31,      December 31,     September 2 to      January 1 to
                                                      Note             2000              1999  December 31, 1998 September 1, 1998
- ----------------------------------------------    --------   --------------    --------------     --------------    --------------
                                                                                         ((L) million)
Commissions and fees                                     3            816.0             727.8              236.0             441.9
Interest and investment income                           5             45.0              38.6               13.4              26.9
                                                             --------------    --------------     --------------    --------------
Operating revenues                                                    861.0             766.4              249.4             468.8
Operating expenses before exceptional items                          (731.1)           (714.8)            (223.4)           (412.0)
Exceptional items                                        4                -             (54.6)              (5.0)            (35.8)
Operating expenses                                                   (731.1)           (769.4)            (228.4)           (447.8)
                                                             --------------    --------------     --------------    --------------
Operating income/(loss)                                  5            129.9              (3.0)              21.0              21.0
(Loss)/gain on disposal/closure of operations            4             (5.1)              1.5               (1.3)            (28.0)
Share of profit/(loss) of associates                                    4.6               6.6               (1.4)              7.7
Interest income                                          7             58.2              56.8                7.1                 -
Interest expense                                         8            (57.9)            (54.2)              (8.3)             (2.0)
                                                             --------------    --------------     --------------    --------------
Income/(loss) before taxation                            9            129.7               7.7               17.1              (1.3)
Taxation                                                10            (36.8)            (11.1)             (40.9)            (13.5)
                                                             --------------    --------------     --------------    --------------
Income/(loss) after taxation                                           92.9              (3.4)             (23.8)            (14.8)
Equity minority interests                                              (1.5)             (3.0)              (1.9)             (0.8)
                                                             --------------    --------------     --------------    --------------
Net income/(loss) (i)                                                  91.4              (6.4)             (25.7)            (15.6)
Dividends                                               11            (72.7)            (74.8)                 -             (22.2)
                                                             --------------    --------------     --------------    --------------
Retained income/(loss)                                                 18.7             (81.2)             (25.7)            (37.8)
                                                             ==============    ==============     ==============    ==============
Per ordinary share
Net income/(loss) (i)                                   12             19.2p             (1.4)p             (6.0)p            (3.7)p
                                                             ==============    ==============     ==============    ==============
Average number of ordinary shares outstanding
(in millions)                                                         476.5             470.8              427.1             424.6
 =========================================================   ==============    ==============     ==============    ==============


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

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

                           CONSOLIDATED BALANCE SHEET


                                                                                                 December 31,
                                                                           --------------------------------------------------------
                                                                   Note               2000                          1999
- --------------------------------------------------------    -----------    --------------------------    --------------------------
ASSETS                                                                                          ((L) million)
Current assets
Cash and short-term deposits                                                                    427.1                         363.5
Investments                                                          13                         318.4                         268.0
Accounts receivable, net                                             14                       4,511.8                       3,878.6
                                                                                          -----------                   -----------
 Total current assets                                                                         5,257.3                       4,510.1
Fixed assets
Intangible assets - goodwill, net                                    15           35.2                          30.1
Tangible assets, net                                                 16          128.0                         135.7
Investments                                                          17           44.7                          46.6
                                                                           -----------                   -----------
 Total fixed assets                                                                             207.9                         212.4
                                                                                          -----------                   -----------
Total assets                                                                                  5,465.2                       4,722.5
========================================================                                  ===========                   ===========
LIABILITIES AND SHAREHOLDERS'
EQUITY
Current liabilities
Accounts payable                                                                              3,655.8                       2,985.6
Corporate tax payable                                                                            41.6                          29.8
Accruals and deferred income                                                                     86.3                          66.7
Bank loans and overdrafts                                            19                           8.7                           9.3
Other current liabilities                                            18                         799.3                         752.4
                                                                                          -----------                   -----------
 Total current liabilities                                                                    4,591.7                       3,843.8
Noncurrent liabilities
Bank loans                                                           19          271.7                         270.1
Loan notes                                                           19          362.6                         334.6
Other non current liabilities                                        20           35.9                          36.6
                                                                           -----------                   -----------
 Total noncurrent liabilities                                                                   670.2                         641.3
Provisions for liabilities and charges                               22                         105.1                         124.5
Equity minority interests                                                                        12.8                          11.1
                                                                                          -----------                   -----------
 Total liabilities and minority interests                                                     5,379.8                       4,620.7
Shareholders' equity (i)
Share capital                                                                     59.9                          59.5
Share premium                                                                    124.0                         118.0
Revaluation reserve                                                               14.9                          14.9
Retained deficit                                                                (113.4)                        (90.6)
                                                                           -----------                   -----------
 Total shareholders' equity                                                                      85.4                         101.8
                                                                                          -----------                   -----------
Total liabilities and shareholders' equity                                                    5,465.2                       4,722.5
========================================================                                  ===========                   ===========


(i) A summary of the significant adjustments to shareholders' equity that would be required if United States generally accepted accounting principles were to be applied instead of those generally accepted in the United Kingdom is set forth in Note 31.



The Notes to the Financial Statements are an integral part of these Financial
                                  Statements.

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

          CONSOLIDATED STATEMENT OF MOVEMENTS IN SHAREHOLDERS' EQUITY


Authorized Share Capital                                      Ordinary Shares
- ----------------------------------------------------    ----------------------------
                                                                                ((L)
At January 1, 1998 and December 31, 1998, 1999 and      Number (000)        million)
2000                                                         528,000            66.0
 ===================================================    ============    ============
                                                           Issued Share Capital
                                                        ----------------------------          Share     Revaluation        Retained
Issued Share Capital and Reserves                             Ordinary Shares            premium(i)      reserve(i)    earnings(ii)
 ---------------------------------------------------    ----------------------------   ------------    ------------    ------------
                                                        Number (000)                           ((L) million)
At January 1, 1998                                           422,974            52.9           21.4            14.9            35.4
Retained loss                                                      -               -              -               -           (63.5)
Scrip dividends                                                1,758             0.2            2.2               -               -
Issued under employee share plans                              3,683             0.5            4.9               -               -
Goodwill on acquisitions eliminated (iii)                          -               -              -               -             0.2
Goodwill reinstated on disposals                                   -               -              -               -            30.4
Exchange adjustments                                               -               -              -               -           (10.5)
                                                        ------------    ------------   ------------    ------------    ------------
At December 31, 1998                                         428,415            53.6           28.5            14.9            (8.0)
Retained loss                                                      -               -              -               -           (81.2)
Convertible loan conversion (iv)                              46,465             5.7           87.2               -               -
Issued for cash                                                1,250             0.2            2.3               -               -
Goodwill reinstated on disposals                                   -               -              -               -             4.8
Exchange adjustments                                               -               -              -               -            (6.2)
                                                        ------------    ------------   ------------    ------------    ------------
At December 31, 1999                                         476,130            59.5          118.0            14.9           (90.6)
Retained income                                                    -               -              -               -            18.7
Issued for cash                                                3,193             0.4            6.0               -               -
Goodwill reinstated on disposals                                   -               -              -               -             0.2
Exchange adjustments                                               -               -              -               -           (41.7)
                                                        ------------    ------------   ------------    ------------    ------------
At December 31, 2000                                         479,323            59.9          124.0            14.9         (113.4)
 ===================================================    ============    ============   ============    ============    ============


(i)    The share premium and revaluation reserve are not distributable.

(ii)   Retained earnings at December 31, 2000 included (L)9.1 million (1999:
       (L)8.5 million, 1998: (L)4.1 million) in respect of associates.

(iii) Goodwill eliminated in 1998 comprised adjustments relating to subsidiaries acquired before December 31, 1997.

(iv)   Relates to the conversion of an interest free convertible loan of
       (L)92.9 million owed to the parent company into 46,464,949 ordinary shares in the Company on February 3, 1999.

(v) The cumulative amount of goodwill eliminated before December 31, 1997, net of goodwill relating to subsidiaries sold, amounts to (L)537.1 million.

(vi) Trinity Acquisition Limited ("Trinity") has the right to convert the preferred shares it holds in a subsidiary of Willis Group Limited into 563,580 ordinary shares of Willis Group Limited ("ordinary shares") at any time up to December 31, 2002.



The Notes to the Financial Statements are an integral part of these Financial
                                  Statements.

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS


                                                                       Year ended       Year ended  September 2 to     January 1 to
                                                                     December 31,     December 31,    December 31,     September 1,
                                                            Note             2000             1999            1998             1998
- ------------------------------------------------------    ------    -------------    -------------   -------------    -------------
                                                                                             ((L) million)
Net cash inflow/(outflow) from operating activities           24            206.4            130.4           (97.7)           127.5
                                                                    -------------    -------------   -------------    -------------
Dividends from associates                                                     3.2              2.2             0.5              1.9
                                                                    -------------    -------------   -------------    -------------
Returns on investments and servicing of finance
Interest paid                                                               (56.0)           (44.8)           (1.1)            (1.8)
Interest received                                                            58.5             47.8               -                -
Bank fees on borrowings                                                      (0.6)            (4.7)           (9.6)               -
Minority dividend paid                                                       (0.6)            (1.1)              -                -
Interest element of finance lease rental payments                               -                -               -             (0.1)
                                                                    -------------    -------------   -------------    -------------
Net cash inflow/(outflow) for returns on investment
  and servicing of finance                                                    1.3             (2.8)          (10.7)            (1.9)
                                                                    -------------    -------------   -------------    -------------
Taxation                                                                    (18.0)           (12.8)          (18.5)            (8.4)
                                                                    -------------    -------------   -------------    -------------
Capital expenditure and financial investment
Purchase of tangible fixed assets                                           (19.9)           (25.1)           (9.8)           (20.1)
Sale of tangible fixed assets                                                 4.6              6.4             1.0              2.4
Purchase of fixed asset investments                                          (1.5)            (0.2)              -             (1.9)
Sale of fixed asset investments                                                 -              0.8               -                -
                                                                    -------------    -------------   -------------    -------------
Net cash outflow for capital expenditure and financial
  investment                                                                (16.8)           (18.1)           (8.8)           (19.6)
                                                                    -------------    -------------   -------------    -------------
Acquisitions and disposals
Purchase of subsidiaries                                                     (9.0)           (10.2)          (16.7)            (1.5)
Purchase of associates                                                       (0.8)           (10.6)           (5.7)           (14.9)
Sale of subsidiaries                                                          0.3              9.0             1.6              5.0
Net cash transferred on purchase/sale of subsidiaries                         3.7              1.3            (2.3)             2.2
                                                                    -------------    -------------   -------------    -------------
Net cash outflow for acquisitions and disposals                              (5.8)           (10.5)          (23.1)            (9.2)
                                                                    -------------    -------------   -------------    -------------
Equity dividends paid                                                       (13.1)            (9.9)           (7.6)           (19.8)
                                                                    -------------    -------------   -------------    -------------
Cash flow before management of liquid resources and
  financing                                                                 157.2             78.5          (165.9)            70.5
                                                                    -------------    -------------   -------------    -------------
Management of liquid resources                                              (32.5)           (43.3)          122.2            (66.8)
                                                                    -------------    -------------   -------------    -------------
Financing
Issue of ordinary shares                                                      6.4              2.5             4.0              0.7
Amounts due from parent company                                              20.5             23.0          (858.3)               -
Amounts due to parent company                                               (80.4)           (47.1)          332.6                -
Convertible debentures                                                          -                -            (0.2)               -
Debt due within a year:
 Increase in short-term borrowings                                              -                -           349.4                -
 Decrease in short-term borrowings                                              -           (351.0)              -                -
Debt due beyond a year:
 Increase in long-term borrowings                                               -                -           307.9             32.6
 Decrease in long-term borrowings                                           (20.9)           (11.4)          (99.2)               -
Issue of Senior Subordinated Notes                                              -            333.3               -                -
Capital element of finance lease rental payments                                -                -               -             (0.6)
                                                                    -------------    -------------   -------------    -------------
Net cash (outflow)/inflow from financing                                    (74.4)           (50.7)           36.2             32.7
                                                                    -------------    -------------   -------------    -------------
Increase/(decrease) in cash                                                  50.3            (15.5)           (7.5)            36.4
================================================================    =============    =============   =============    =============


(i) The significant differences between the consolidated statement of cash flows presented above and that required under U.S. GAAP are described in
    Note 31.



The Notes to the Financial Statements are an integral part of these Financial
                                  Statements.

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

          CONSOLIDATED STATEMENT OF TOTAL RECOGNIZED GAINS AND LOSSES


                                                                Year ended         Year ended     September 2 to       January 1 to
                                                              December 31,       December 31,       December 31,       September 1,
                                                                      2000               1999               1998               1998
- ------------------------------------------------------     ---------------    ---------------    ---------------    ---------------
                                                                                        ((L) million)
Net income/(loss)
Parent and subsidiaries                                               89.2              (11.1)             (22.6)             (23.1)
Associates                                                             2.2                4.7               (3.1)               7.5
                                                           ---------------    ---------------    ---------------    ---------------
                                                                      91.4               (6.4)             (25.7)             (15.6)
Currency translation differences
Subsidiaries                                                         (41.9)              (4.9)              (7.8)              (2.2)
Associates                                                             0.2               (1.3)              (0.5)                 -
                                                           ---------------    ---------------    ---------------    ---------------
Total recognized gains and losses for the financial
year                                                                  49.7              (12.6)             (34.0)             (17.8)
======================================================     ===============    ===============    ===============    ===============


(i) A statement of Comprehensive Income under U.S. GAAP is set forth in Note 31 of Notes to the Financial Statements.



The Notes to the Financial Statements are an integral part of these Financial
                                  Statements.

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

                       NOTES TO THE FINANCIAL STATEMENTS

Note 1 - Accounting policies

Organization

  Willis Group Limited (the "Company") and its subsidiaries (together, the "Group") provide a broad range of value-added risk management consulting and insurance brokering services both directly, and indirectly through its associates, to a diverse base of clients internationally. The Group provides specialized risk management advisory and other services on a global basis to clients in various industries, including the construction, aerospace, marine and energy industries. In its capacity as an insurance advisor and broker, the Group acts as an intermediary between clients and insurance carriers by advising clients on risk management requirements, helping clients determine the best means of managing risk, and negotiating and placing insurance risk with insurance carriers through the Group's global distribution network. The Group also provides other value-added services.

Basis of preparation

  The consolidated financial statements of the Company and its subsidiaries have been prepared on the going concern basis under the historical cost convention as modified by the revaluation of certain land and buildings. The Group's consolidated financial statements comply with accounting standards applicable in the United Kingdom ("U.K. GAAP").

  The Company was acquired by Trinity Acquisition Limited ("Trinity") effective September 2, 1998. Trinity is a wholly owned subsidiary of TA I Limited (hereinafter Trinity and TA I are referred to as the "parent company"). While this acquisition has no impact on the U.K. GAAP basis of accounting for the Company, in accordance with the requirements of the U.S. Securities and Exchange Commission (the "SEC"), financial information for the periods January 1 to September 1, 1998, and September 2 to December 31, 1998 is presented separately. Pursuant to generally accepted accounting principles in the United States of America ("U.S. GAAP") the acquisition establishes a new basis of accounting for the Company from September 2, 1998, as described in Note 31.

Basis of consolidation

  The Group's consolidated financial statements incorporate those of the Company and its subsidiaries based on financial statements drawn up to December 31. Intercompany transactions and balances are eliminated on consolidation. Interests of outside shareholders in non-wholly owned subsidiaries are shown as minority interests. Associates, being those entities in which the Group has a long-term equity interest and over which it exercises significant influence, are included on the basis of the Group's proportion of the operating profit and loss, interest expense, taxation and net assets (the "equity method"). The results of subsidiaries and associates acquired or disposed of during the year are included from or to the relevant dates of acquisition or disposal.

  Investments in less than 20% owned associates are accounted for by the cost method. Such investments are not publicly traded.

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

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

Revenue recognition

  Revenue includes insurance commissions, fees for services rendered, certain commissions receivable from insurance carriers and interest income.

  The Group takes credit for insurance commissions (or fees negotiated in lieu of commission) in respect of insurance placements at the date when the insured is billed or at the inception date of the policy, whichever is later. Commissions on additional premiums and adjustments are recognized as and when advised. Fees for consulting services are generally recorded on completion of the project. Fees for other services are recognised over the period for which the services are rendered.

  Commissions receivable from insurance carriers such as commissions contingent on the performance of insurance policies placed are recognized at the earlier of the date when cash is received, or when formal, written notification of the actual amount due is received from the insurance carrier. If some of the commissions received are potentially subject to full or partial repayment to the carrier, then recognition is deferred until the conditions for repayment have passed. Interest income is recognized as earned.

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

Currency translation

  Transactions in currencies other than the reporting currency of the entity are recorded at the rate of exchange at the date of the transaction, or, in the case of forward contracts in respect of the current year's income, at the contracted rate. Assets and liabilities in foreign currencies are translated into the reporting currency at the rates of exchange ruling at the balance sheet date. All exchange differences are taken to income.

  On consolidation, the results of subsidiaries and associates whose reporting currency is other than pounds sterling, are translated into pounds sterling at the average rates of exchange and assets and liabilities are translated at year-end rates. Translation adjustments arising are taken to retained earnings. Exchange differences arising on foreign currency borrowings taken out to provide a hedge against the exchange risk associated with those investments are also taken to retained earnings.

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

Depreciation

  Depreciation is calculated on a straight-line basis at rates estimated to write down the value of assets over their expected useful lives. Depreciation on freehold buildings and long leaseholds is provided at 2% per annum. Other leaseholds are written off over the lesser of the useful life of the assets or the remaining period of the lease. Depreciation on fixed plant, furniture and equipment is provided at rates between 4% and 33.3% per annum. Vehicles are depreciated over a period of up to 4 years. No depreciation is provided on freehold land.

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

Financial derivatives

  The Group uses derivative financial instruments for other than trading purposes to alter the risk profile of an existing underlying exposure. Interest rate swaps are used to manage interest risk exposures and amounts payable are recognized in interest income or expense on an accrual basis based on the terms of the agreement and the interest rates prevailing at that time. Forward foreign currency exchange contracts are used to manage currency exposures arising from future income and gains or losses based on the contracted rate are recognised on maturity of the contract.

Note 2 - Major acquisitions and dispositions

Acquisitions

  During 2000, 1999 and 1998, the Group acquired a number of businesses and also increased its ownership interest in certain associates. All of these transactions were recorded using the purchase method of accounting. Accordingly, the results of operations of the acquired businesses and the Group's increased share of the undistributed earnings of associates have been included in the Group's consolidated results from their respective acquisition dates. The assets acquired and liabilities assumed were recorded at estimated fair values.

  The aggregate purchase price of all acquisitions approximated (L)7.7 million, (L)20.0 million and (L)40.8 million, including amounts of (L)2.6 million, (L)4.1 million and (L)4.2 million for deferred payments at December 31, 2000, 1999 and 1998, respectively.

  In most of the acquisitions, the purchase price allocations resulted in an excess of purchase price over the fair value of net assets acquired being allocated to goodwill, which is being amortized on a straight-line basis over 20 years.

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

  There were no material acquisitions in 2000 and 1999. In July 1998, the Group acquired a 50% interest in Gruppo Ital Brokers for a consideration of
(L)13.0 million. Following this acquisition, a merger was effected with the Group's existing Italian associate to form Willis Italia SpA. The Group increased its investment in S&C Willis Corroon Correduria de Seguros y Reaseguros SA from 48% to 60% in July 1998 and reorganized its existing Spanish and Portuguese operations.

Dispositions

  The Group disposed of a number of businesses during 2000, 1999 and 1998. Total proceeds relating to 2000 were not material. Total proceeds relating to 1999 dispositions of subsidiaries and associates amounted to (L)4.5 million with a gain of (L)1.5 million recorded in the consolidated statement of income. Additional cash was received in 1999 in the amount of (L)4.5 million which related to deferred amounts on acquisitions completed in prior years.

  The Group's professional liability wholesale operation in the United States, Professional Liability Underwriting Management ("PLUM"), was closed in May 1998. The loss on closure amounted to (L)30.3 million including attributable goodwill which had previously been eliminated against retained earnings.

  The effect of acquiring subsidiaries, all of which were accounted for under the purchase method of accounting, was as follows:

                                                Year ended December 31,
                                       -----------------------------------------
                                              2000           1999           1998
- -----------------------------------    -----------    -----------    -----------
                                                     ((L) million)
Net assets acquired
Tangible assets                                0.5            0.9            4.3
Fixed asset investments                        0.3              -            0.6
Accounts receivable                           13.5           10.3           33.3
Cash and investments                           3.7            1.2            3.2
Accounts payable                             (15.0)         (11.8)         (34.9)
Minority interest                             (1.7)          (1.2)          (2.7)
Goodwill                                       7.0           11.9           19.7
Net assets previously reported as
  associates                                     -              -           (2.0)
                                       -----------    -----------    -----------
Cost of Acquisitions                           8.3           11.3           21.5
===================================    ===========    ===========    ===========
Satisfied by
Cash                                           5.7            9.2           17.5
Deferred consideration                         2.6            2.1            4.0
                                       -----------    -----------    -----------
                                               8.3           11.3           21.5
===================================    ===========    ===========    ===========


  The cash outflow of (L)9.0 million shown as "purchase of subsidiaries" in the Consolidated Statement of Cash Flows includes (L)3.3 million relating to deferred consideration paid during 2000 in respect of acquisitions completed in prior years.

  These acquisitions would have had no material impact on revenues, net income/(loss), or basic and diluted net income/(loss) per share for 2000, 1999 and 1998 had they been consummated at the beginning of each of the respective years of acquisition and of the immediate preceding year.

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

  The effect of the above, and other disposals, was as follows:

                                                Year ended December 31,
                                       -----------------------------------------
                                              2000           1999           1998
- -----------------------------------    -----------    -----------    -----------
                                                     ((L) million)
Net assets disposed of
Tangible assets                                  -              -            0.6
Accounts receivable                              -            0.9            2.8
Deposits and cash                                -           (0.1)           3.3
Accounts payable                              (0.1)          (0.8)          (5.2)
                                       -----------    -----------    -----------
                                              (0.1)             -            1.5
Minority interest                                -              -           (0.3)
Goodwill written off                           0.2            3.0           30.1
Gain/(loss) on disposal                        0.2            1.5          (27.5)
                                       -----------    -----------    -----------
Total Proceeds                                 0.3            4.5            3.8
===================================    ===========    ===========    ===========
Satisfied by
Cash                                           0.1            4.5            3.0
Deferred consideration                         0.2              -            0.8
                                       -----------    -----------    -----------
                                               0.3            4.5            3.8
===================================    ===========    ===========    ===========


  The subsidiaries disposed of during the year did not have a material effect on the Group's operating cash flow.

  The cash inflow of (L)0.3 million shown as "Sale of subsidiaries" in the Consolidated Statement of Cash Flows includes (L)0.2 million relating to deferred consideration received during 2000 in respect of disposals completed in prior years.

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

Note 3 - Segmental analysis

                                                                  Year ended        Year ended     September 2 to         January 1
                                                                December 31,      December 31,       December 31,   to September 1,
Geographical analysis by location of client                             2000              1999               1998              1998
 ---------------------------------------------------------    --------------    --------------     --------------    --------------
                                                                                          ((L) million)
Commissions and fees
United Kingdom                                                         178.4             163.2               55.1             110.2
North America                                                          433.2             391.0              125.5             242.5
Rest of the World                                                      204.4             173.6               55.4              89.2
                                                              --------------    --------------     --------------    --------------
                                                                       816.0             727.8              236.0             441.9
 =========================================================    ==============    ==============     ==============    ==============


  The above table analyzes commissions and fees by the address of the client from whom the business is derived. This does not necessarily reflect the original source or location of the business.

                                                                  Year ended        Year ended     September 2 to      January 1 to
                                                                December 31,      December 31,       December 31,      September 1,
Geographical analysis by location of company                            2000              1999               1998              1998
 ---------------------------------------------------------    --------------    --------------     --------------    --------------
                                                                                          ((L) million)
Commissions and fees
United Kingdom                                                         315.6             280.6               87.8             190.9
North America                                                          406.5             359.7              115.9             223.6
Rest of the World                                                       93.9              87.5               32.3              27.4
                                                              --------------    --------------     --------------    --------------
                                                                       816.0             727.8              236.0             441.9
                                                              --------------    --------------     --------------    --------------
Operating revenues
United Kingdom                                                         344.7             306.4               96.4             209.0
North America                                                          419.7             370.9              119.8             231.5
Rest of the World                                                       96.6              89.1               33.2              28.3
                                                              --------------    --------------     --------------    --------------
                                                                       861.0             766.4              249.4             468.8
                                                              --------------    --------------     --------------    --------------
Operating income/(loss)
United Kingdom                                                          65.1             (25.2)               8.6              (4.5)
North America                                                           51.9               5.4                3.6              22.1
Rest of the World                                                       12.9              16.8                8.8               3.4
                                                              --------------    --------------     --------------    --------------
                                                                       129.9              (3.0)              21.0              21.0
                                                              --------------    --------------     --------------    --------------
Depreciation and amortization                                           26.7              26.8                8.9              15.5
                                                              --------------    --------------     --------------    --------------
Capital expenditure                                                     19.9              26.6                9.8              20.1
 =========================================================    ==============    ==============     ==============    ==============

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

                                                         December 31,
                                               ---------------------------------
                                                          2000              1999
- -------------------------------------------     --------------    --------------
                                                         ((L) million)
Net assets
United Kingdom                                          (110.0)            (29.1)
North America                                             85.9              73.9
Rest of the World                                        122.3              68.1
                                                --------------    --------------
                                                          98.2             112.9
                                                --------------    --------------
Total assets
United Kingdom                                         2,888.1           2,598.5
North America                                          2,334.5           1,922.4
Rest of the World                                        242.6             201.6
                                                --------------    --------------
                                                       5,465.2           4,722.5
===========================================     ==============    ==============


Note 4 - Exceptional items

  Exceptional items consisted of:

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

  Provisions totaling (L)40.0 million were established in 1999 (1998: (L)25.0 million) as the estimated cost of compensation and administration increased as a consequence of falling U.K. interest rates, changes in financial and demographic assumptions prescribed by the Regulator and the prospect of having to rework a substantial number of previously agreed claims as a result of the Regulator's announcement in December 1999 of the discovery of errors in the prescribed method of calculating compensation. For these reasons, there is still uncertainty as to the ultimate exposure although, based on current circumstances, the provisions are considered adequate.

(ii) Restructuring charges

  A charge of (L)10.5 million was made in 1999 to cover the costs of implementing changes to business processes in the North American operations during 2000. The charge comprised (L)4.0 million for severance payments covering 275 employees and (L)6.5 million for property leases in excess of Group requirements.

(iii) Financing costs

  In connection with the issue of the 9% Senior Subordinated Notes, fees amounting to (L)4.1 million were written off during 1999.

(iv) Costs in connection with the offer by Trinity

  Legal and professional costs and debt issuance costs written off by the Group in 1998 in connection with the acquisition by Trinity of the whole of the issued share capital of the Company amounted to (L)15.8 million.

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

(v) Loss on closure/disposal of operations

  In 2000, the Group developed a plan to exit certain business lines, including the sale of the municipality business of Public Entities National Corporation, part of the U.S. wholesale operations, and the sale of certain other non-strategic businesses. The (loss)/gain on disposal/closure of operations comprises (L)2.8 million of redundancy costs and (L)2.3 million of excess operating lease obligations and other closure costs relating to these plans.

  The loss on closure of Professional Liability Underwriting Management ("PLUM") in May 1998 amounted to (L)0.7 million before writing off attributable goodwill. In accordance with FRS 10, goodwill attributable to PLUM of (L)29.6 million, which had been previously eliminated directly against retained earnings, has been reinstated and written off as a component of the loss on closure. This accounting requirement does not affect the Group's net assets; the net impact after tax of the closure of PLUM was to reduce net assets by (L)0.4 million. The profit on disposal of other operations during 1998 amounted to (L)1.0 million.

Note 5 - Operating income/(loss)

                                                                  Year ended        Year ended     September 2 to      January 1 to
                                                                December 31,      December 31,       December 31,      September 1,
                                                                        2000              1999               1998              1998
 ---------------------------------------------------------    --------------    --------------     --------------    --------------
                                                                                          ((L) million)
Operating income/(loss) was arrived at after (crediting)/
  charging:
Interest receivable                                                    (32.5)            (28.1)              (8.7)            (18.4)
Investment income                                                      (12.5)            (10.5)              (4.7)             (8.5)
                                                              --------------    --------------     --------------    --------------
Interest and investment income                                         (45.0)            (38.6)             (13.4)            (26.9)
                                                              --------------    --------------     --------------    --------------
Auditors' remuneration
Audit fees                                                               1.0               0.9                0.4               0.7
Other services provided by auditors (United Kingdom only)                0.2               0.7                0.2               0.2
Depreciation and amortization on
Owned assets                                                            26.7              26.8                8.9              15.4
Finance leased assets                                                      -                 -                  -               0.1
Operating lease rentals
Land and buildings                                                      36.8              34.3                9.3              19.2
Equipment                                                                6.8               5.2                1.1               1.9
 =========================================================    ==============    ==============     ==============    ==============

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

Note 6 - Employees

                                                                  Year ended        Year ended     September 2 to      January 1 to
                                                                December 31,      December 31,       December 31,      September 1,
Salaries and associated expenses                                        2000              1999               1998              1998
 ---------------------------------------------------------    --------------    --------------     --------------    --------------
                                                                                          ((L) million)
Salaries                                                               429.8             396.2              131.5             240.4
Social security costs                                                   31.1              27.4                7.7              16.7
Other pension costs                                                     13.4              20.1                6.2              14.2
                                                              --------------    --------------     --------------    --------------
                                                                       474.3             443.7              145.4             271.3
 =========================================================    ==============    ==============     ==============    ==============


                                                                                           Average for
                                                              ---------------------------------------------------------------------
                                                                  Year ended        Year ended     September 2 to      January 1 to
                                                                December 31,      December 31,       December 31,      September 1,
Number of Group employees                                               2000              1999               1998              1998
 ---------------------------------------------------------    --------------    --------------     --------------    --------------
                                                                                            (Number)
United Kingdom                                                         3,690             3,695              3,777             3,910
North America                                                          3,918             4,324              4,348             4,363
Rest of the World                                                      2,162             1,427              1,179               942
                                                              --------------    --------------     --------------    --------------
                                                                       9,770             9,446              9,304             9,215
 =========================================================    ==============    ==============     ==============    ==============


Note 7 - Interest income

                                                                  Year ended        Year ended     September 2 to      January 1 to
                                                                December 31,      December 31,       December 31,      September 1,
                                                                        2000              1999               1998              1998
 ---------------------------------------------------------    --------------    --------------     --------------    --------------
                                                                                          ((L) million)
Interest receivable from parent company                                 58.2              56.1                7.1                 -
Other interest receivable                                                  -               0.7                  -                 -
                                                              --------------    --------------     --------------    --------------
                                                                        58.2              56.8                7.1                 -
 =========================================================    ==============    ==============     ==============    ==============


Note 8 - Interest expense

                                                                  Year ended        Year ended     September 2 to      January 1 to
                                                                December 31,      December 31,       December 31,      September 1,
                                                                        2000              1999               1998              1998
 ---------------------------------------------------------    --------------    --------------     --------------    --------------
                                                                                          ((L) million)
Bank loans and overdrafts                                               55.9              53.1                8.2               1.8
Amortization of bank fees                                                1.3               1.1                  -                 -
Interest payable by associates                                             -                 -                0.1               0.1
Finance charges payable under finance leases                               -                 -                  -               0.1
Other                                                                    0.7                 -                  -                 -
                                                              --------------    --------------     --------------    --------------
                                                                        57.9              54.2                8.3               2.0
 =========================================================    ==============    ==============     ==============    ==============

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

Note 9 - Income/(loss) before taxation

                                                                  Year ended        Year ended     September 2 to      January 1 to
                                                                December 31,      December 31,       December 31,      September 1,
                                                                        2000              1999               1998              1998
 ---------------------------------------------------------    --------------    --------------     --------------    --------------
                                                                                          ((L) million)
United Kingdom                                                          99.1             (24.1)               6.4              (4.9)
North America                                                           21.1               8.2                3.7              (8.0)
Rest of the World                                                        9.5              23.6                7.0              11.6
                                                              --------------    --------------     --------------    --------------
                                                                       129.7               7.7               17.1              (1.3)
 =========================================================    ==============    ==============     ==============    ==============


Note 10 - Taxation

                                                                  Year ended        Year ended     September 2 to      January 1 to
                                                                December 31,      December 31,       December 31,      September 1,
Charge for the year                                                     2000              1999               1998              1998
 ---------------------------------------------------------    --------------    --------------     --------------    --------------
                                                                                          ((L) million)
U.K. corporation tax at 30%
 (1999 : 30.25%, 1998 : 31.0%)                                          16.4              12.0               (0.4)             11.9
U.S.                                                                    12.1               1.6                  -               4.7
Rest of World                                                            9.7              10.3                6.1               0.2
Deferred tax                                                            (3.1)            (14.2)              23.9              (3.4)
Advance corporation tax written off                                        -                 -                9.7                 -
Overprovision in prior years                                            (0.7)             (0.5)                 -                 -
                                                              --------------    --------------     --------------    --------------
                                                                        34.4               9.2               39.3              13.4
Associates                                                               2.4               1.9                1.6               0.1
                                                              --------------    --------------     --------------    --------------
Charge for the year                                                     36.8              11.1               40.9              13.5
 =========================================================    ==============    ==============     ==============    ==============


  The deferred tax credit for 1999 includes (L)6.0 million utilization of U.K. deferred tax liabilities relating to depreciable assets and overseas distributed profits, and the creation of a (L)4.6 million U.S. deferred tax asset with respect to the North American restructuring charges.

  The total tax charge for 2000 includes a tax credit of (L)nil (1999 : (L)7.4 million, 1998 : (L)3.8 million) relating to exceptional items.

  The tax charge for 1999 exceeds the profit for the year largely as a result of provisions, principally those relating to the pensions review, not being recognized for tax relief in that year. The tax charge for 2000 is lower than the statutory rate due to the group's ability to obtain tax relief on the partial utilizations of those provisions in the year.

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

                                                                  Year ended        Year ended     September 2 to      January 1 to
Reconciliation of U.K. statutory rate                           December 31,      December 31,       December 31,      September 1,
to effective rate                                                       2000              1999               1998              1998
 ---------------------------------------------------------    --------------    --------------     --------------    --------------
                                                                                                %
U.K. statutory rate                                                     30.0              30.3               31.0              31.0
Profits taxed at other than U.K. statutory rate
 U.S.                                                                    1.6             (11.9)               0.6             (92.3)
 Rest of World                                                           3.0              31.3               18.2              45.1
 Capital gains not currently taxable or reduced by other
  reliefs                                                               (0.3)             (1.4)              (0.6)             50.1
 Permanent differences and other items                                  (5.3)             99.2                2.1            (111.6)
 Prior year adjustments                                                 (0.6)             (4.4)              (5.7)                -
 Disallowable costs incurred by the company on the
  acquisition                                                              -               1.5                  -            (257.5)
 Disallowable consolidated goodwill eliminated on
  disposal                                                                 -                 -                  -            (703.5)
                                                              --------------    --------------     --------------    --------------
Effective rate                                                          28.4             144.6               45.6          (1,038.7)
 =========================================================    ==============    ==============     ==============    ==============


  The effective rate in 1998 excludes the write-off of advance corporation tax and deferred taxes. Permanent differences and other items for 1999 largely relate to provisions, principally those relating to the pensions review, not being recognized as a tax deduction in 1999.

Note 11 - Dividends

                                                                Year ended         Year ended     September 2 to       January 1 to
                                                              December 31,       December 31,       December 31,       September 1,
                                                                      2000               1999               1998               1998
- ------------------------------------------------------     ---------------    ---------------    ---------------    ---------------
                                                                                        ((L) million)
First interim                                                         42.6               61.1                  -                7.4
Second interim                                                        30.1               13.7                  -                7.4
Third interim                                                            -                  -                  -                7.4
                                                           ---------------    ---------------    ---------------    ---------------
                                                                      72.7               74.8                  -               22.2
======================================================     ===============    ===============    ===============    ===============


Note 12 - Earnings per ordinary share

  Earnings per ordinary share have been calculated using net income and the weighted average number of ordinary shares in issue during the year ended December 31, 2000 of 476.5 million (1999 : 470.8 million, 1998 : January 1 to September 1, 424.6 million and September 2 to December 31, 427.1 million).

  For the year ended December 31, 1998, the dilution arising from the issue of ordinary shares in accordance with the Group's former employee share plans and Willis North America Inc's ("Willis North America") 7 1/2% convertible subordinated debentures would not have been material.

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

Note 13 - Current asset investments

                                                         December 31,
                                               ---------------------------------
                                                          2000              1999
- -------------------------------------------     --------------    --------------
                                                         ((L) million)
Listed investments (market value (L)42.2
  million (1999: (L)39.2 million))                        41.7              40.1
Unlisted investments                                     276.7             227.9
                                                --------------    --------------
                                                         318.4             268.0
===========================================     ==============    ==============


  Listed investments mainly comprise investments that were purchased with the intention of holding to maturity. Unlisted investments comprise commercial paper and certificates of deposit.

Note 14 - Accounts receivable

                                                         December 31,
                                               ---------------------------------
                                                          2000              1999
- -------------------------------------------     --------------    --------------
                                                         ((L) million)
Due within one year
 Trade receivables                                     3,102.6           2,522.5
 Less: provision for bad and doubtful
  debts                                                  (15.7)            (15.3)
                                                --------------    --------------
                                                       3,086.9           2,507.2
 Amounts owed by parent company                          614.5             614.1
 Amounts owed by associates                                0.2               0.6
 Corporate tax                                             0.5               1.0
 Prepayments and accrued revenue                          89.4              67.9
 Other receivables                                        29.2              29.6
                                                --------------    --------------
                                                       3,820.7           3,220.4
Due after more than one year
 Trade receivables                                         6.1              12.7
 Amounts owed by parent company                          638.3             609.6
 Deferred tax (see Note 23)                               12.3               8.2
 Other receivables                                        34.4              27.7
                                                --------------    --------------
                                                       4,511.8           3,878.6
===========================================     ==============    ==============


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

  The costs charged to consolidated income in respect of provisions for bad and doubtful debts were (L)5.2 million, (L)6.3 million and (L)0.8 million in the years ended December 31, 2000, 1999 and 1998, respectively.

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

Note 15 - Intangible assets - goodwill

                                                          2000              1999
- -------------------------------------------     --------------    --------------
                                                         ((L) million)
Cost or valuation
January 1,                                                32.0              20.0
Exchange adjustments                                       0.3               0.1
Arising from acquisitions                                  7.0              11.9
                                                --------------    --------------
December 31,                                              39.3              32.0
                                                --------------    --------------
Amortization
January 1,                                                (1.9)             (0.3)
Provided in the year                                      (2.2)             (1.6)
                                                --------------    --------------
December 31,                                              (4.1)             (1.9)
                                                --------------    --------------
Net book value
December 31,                                              35.2              30.1
===========================================     ==============    ==============


Note 16 - Tangible assets

                                                     Furniture
                                   Land and      equipment and
                                  buildings           vehicles             Total
- -------------------------    --------------     --------------    --------------
                                                ((L) million)
Year ended December 31,
  2000
Cost or valuation
January 1, 2000                        92.7              127.8             220.5
Exchange adjustments                    0.7                2.9               3.6
Additions                               3.3               16.6              19.9
Disposals                              (3.1)             (18.7)            (21.8)
Arising from
  acquisitions                            -                1.9               1.9
                             --------------     --------------    --------------
December 31, 2000                      93.6              130.5             224.1
                             --------------     --------------    --------------
Depreciation
January 1, 2000                       (15.6)             (69.2)            (84.8)
Exchange adjustments                      -               (1.1)             (1.1)
Provided in the year                   (5.2)             (19.3)            (24.5)
Disposals                               1.5               14.1              15.6
Arising from
  acquisitions                            -               (1.3)             (1.3)
                             --------------     --------------    --------------
December 31, 2000                     (19.3)             (76.8)            (96.1)
                             --------------     --------------    --------------
Net book value
December 31, 2000                      74.3               53.7             128.0
=========================    ==============     ==============    ==============

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

                                                     Furniture
                                   Land and      equipment and
                                  buildings           vehicles             Total
- -------------------------    --------------     --------------    --------------
                                                ((L) million)
Year ended December 31,
  1999
Cost or valuation
January 1, 1999                        96.1              150.7             246.8
Exchange adjustments                      -                0.2               0.2
Additions                               3.2               23.4              26.6
Disposals                              (6.6)             (47.9)            (54.5)
Arising from
  acquisitions                            -                1.4               1.4
                             --------------     --------------    --------------
December 31, 1999                      92.7              127.8             220.5
                             --------------     --------------    --------------
Depreciation
January 1, 1999                       (12.7)             (92.5)           (105.2)
Provided in the year                   (5.4)             (19.8)            (25.2)
Disposals                               2.5               43.6              46.1
Arising from
  acquisitions                            -               (0.5)             (0.5)
                             --------------     --------------    --------------
December 31, 1999                     (15.6)             (69.2)            (84.8)
                             --------------     --------------    --------------
Net book value
December 31, 1999                      77.1               58.6             135.7
=========================    ==============     ==============    ==============

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

                                                     Furniture
                                   Land and      equipment and
                                  buildings           vehicles             Total
- -------------------------    --------------     --------------    --------------
                                                ((L) million)
January 1 to December
  31, 1998
Cost or valuation
January 1, 1998                        91.7              141.4             233.1
Exchange adjustments                   (0.3)              (1.7)             (2.0)
Additions                               3.4               16.7              20.1
Disposals                              (1.8)             (10.6)            (12.4)
Arising from
  acquisitions                          1.3                4.7               6.0
                             --------------     --------------    --------------
September 1, 1998                      94.3              150.5             244.8
Exchange and other
  adjustments                           0.1                1.7               1.8
Additions                               3.5                6.3               9.8
Disposals                              (1.8)              (7.9)             (9.7)
Arising from
  acquisitions                            -                0.1               0.1
                             --------------     --------------    --------------
December 31, 1998                      96.1              150.7             246.8
                             --------------     --------------    --------------
Depreciation
January 1, 1998                       (11.0)             (87.3)            (98.3)
Exchange adjustments                    0.1                0.9               1.0
Provided in the period                 (3.0)             (12.0)            (15.0)
Disposals                               1.5                8.1               9.6
Arising from
  acquisitions                            -               (1.7)             (1.7)
                             --------------     --------------    --------------
September 1, 1998                     (12.4)             (92.0)           (104.4)
Exchange adjustments                   (0.1)              (0.8)             (0.9)
Provided in the period                 (1.7)              (6.7)             (8.4)
Disposals                               1.5                7.0               8.5
                             --------------     --------------    --------------
December 31, 1998                     (12.7)             (92.5)           (105.2)
                             --------------     --------------    --------------
Net book value
December 31, 1998                      83.4               58.2             141.6
=========================    ==============     ==============    ==============


                                                December 31,
                             ---------------------------------------------------
Net book value of land
  and buildings                        2000               1999              1998
- -------------------------    --------------     --------------    --------------
                                                ((L) million)
Freehold:  Land                        18.1               18.1              18.4
        Buildings                      42.7               44.8              49.6
Leasehold: Long                           -                  -               0.1
        Short                          13.5               14.2              15.3
                             --------------     --------------    --------------
                                       74.3               77.1              83.4
=========================    ==============     ==============    ==============

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

  The transitional rules of FRS 15 "Tangible fixed assets" have been adopted for group properties, which permit the retention of the carrying values at the previously revalued amounts. The Group's principal properties, valued at December 31, 1995, will not be subject to further revaluations. Other fixed assets are shown at historical cost to the Group. Any impairment in the value of fixed assets is charged to the profit and loss account in accordance with FRS 11 `Impairment of fixed assets and goodwill'.

  The Group's principal freehold properties were valued at December 31, 1995 on the basis of open market value for existing use. The carrying value of these revalued properties, at December 31, 2000, was (L)57.3 million (1999:
(L)57.7 million, 1998: (L)60.5 million), and the accumulated depreciation was
(L)9.1 million (1999: (L)7.7 million, 1998: (L)6.1 million). On an historical cost basis these properties would be included at cost of (L)57.1 million (1999: (L)57.1 million, 1998: (L)61.6 million) less accumulated depreciation of (L)23.7 million (1999: (L)21.8 million, 1998: (L)21.0 million).

  No tax would be payable on the realization of revalued properties at their net funds value by virtue of available capital loss carry forwards.

Note 17 - Investments

                                                                                                               Other
                                                                            Associates           TA I    investments          Total
- -----------------------------------------------------------------------    -----------    -----------    -----------    -----------
                                                                                                ((L) million)
January 1 to December 31, 2000
Cost
January 1, 2000                                                                   42.0            3.6            4.2           49.8
Exchange adjustments                                                               0.2            0.2           (0.1)           0.3
Additions                                                                          0.9              -            1.5            2.4
Disposals                                                                            -           (1.3)          (1.1)          (2.4)
Share of undistributed net income of associates                                    0.4              -              -            0.4
                                                                           -----------    -----------    -----------    -----------
December 31, 2000                                                                 43.5            2.5            4.5           50.5
                                                                           -----------    -----------    -----------    -----------
Provisions
January 1, 2000                                                                   (2.1)          (1.1)             -           (3.2)
Exchange adjustments                                                                 -           (0.1)             -           (0.1)
Provided in the year                                                                 -              -           (1.5)          (1.5)
Amortization                                                                      (1.4)          (0.7)             -           (2.1)
Disposals                                                                            -            1.1              -            1.1
                                                                           -----------    -----------    -----------    -----------
December 31, 2000                                                                 (3.5)          (0.8)          (1.5)          (5.8)
                                                                           -----------    -----------    -----------    -----------
Net book value
December 31, 2000                                                                 40.0            1.7            3.0           44.7
=======================================================================    ===========    ===========    ===========    ===========

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

                                                                                                               Other
                                                                            Associates           TA I    investments          Total
- -----------------------------------------------------------------------    -----------    -----------    -----------    -----------
                                                                                                ((L) million)
January 1 to December 31, 1999
Cost
January 1, 1999                                                                   29.0            3.6            3.3           35.9
Exchange adjustments                                                              (1.3)           0.1              -           (1.2)
Additions                                                                         11.5              -            1.3           12.8
Capital repayment                                                                 (0.9)             -              -           (0.9)
Disposals                                                                            -           (0.1)          (0.4)          (0.5)
Share of undistributed net income of associates                                    3.7              -              -            3.7
                                                                           -----------    -----------    -----------    -----------
December 31, 1999                                                                 42.0            3.6            4.2           49.8
                                                                           -----------    -----------    -----------    -----------
Provisions
January 1, 1999                                                                   (0.7)          (0.8)             -           (1.5)
Amortization                                                                      (1.4)          (0.4)             -           (1.8)
Disposals                                                                            -            0.1              -            0.1
                                                                           -----------    -----------    -----------    -----------
December 31, 1999                                                                 (2.1)          (1.1)             -           (3.2)
                                                                           -----------    -----------    -----------    -----------
Net book value
December 31, 1999                                                                 39.9            2.5            4.2           46.6
=======================================================================    ===========    ===========    ===========    ===========

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

                                                                                                               Other
                                                             Associates     Own shares           TA I    investments          Total
- --------------------------------------------------------    -----------    -----------    -----------    -----------    -----------
                                                                                         ((L) million)
January 1 to December 31, 1998
Cost
January 1, 1998                                                     9.8           13.4              -            1.1           24.3
Exchange adjustments                                               (1.8)          (0.2)             -           (0.2)          (2.2)
Additions                                                          14.7            0.2              -            2.2           17.1
Transfer to subsidiary                                             (2.0)             -              -              -           (2.0)
Disposals                                                             -           (4.0)             -              -           (4.0)
Share of undistributed net income of associates                     5.6              -              -              -            5.6
                                                            -----------    -----------    -----------    -----------    -----------
September 1, 1998                                                  26.3            9.4              -            3.1           38.8
Exchange adjustments                                                0.5            0.1              -            0.2            0.8
Additions                                                           5.9              -            3.6              -            9.5
Disposals                                                             -           (1.3)             -              -           (1.3)
Shares exchanged for cash                                             -           (8.2)             -              -           (8.2)
Share of undistributed net income
  of associates                                                    (3.7)             -              -              -           (3.7)
                                                            -----------    -----------    -----------    -----------    -----------
December 31, 1998                                                  29.0              -            3.6            3.3           35.9
                                                            -----------    -----------    -----------    -----------    -----------
Provisions
January 1, 1998                                                       -           (5.1)             -              -           (5.1)
Amortization                                                       (0.4)          (1.0)             -              -           (1.4)
Disposals                                                             -            4.0              -              -            4.0
                                                            -----------    -----------    -----------    -----------    -----------
September 1, 1998                                                  (0.4)          (2.1)             -              -           (2.5)
Amortization                                                       (0.3)          (0.9)             -              -           (1.2)
Disposals                                                             -            1.3              -              -            1.3
Other adjustments                                                     -            1.7           (0.8)             -            0.9
                                                            -----------    -----------    -----------    -----------    -----------
December 31, 1998                                                  (0.7)             -           (0.8)             -           (1.5)
                                                            -----------    -----------    -----------    -----------    -----------
Net book value
December 31, 1998                                                  28.3              -            2.8            3.3           34.4
========================================================    ===========    ===========    ===========    ===========    ===========


  The Group has an Employee Stock Ownership Plan (the "ESOP") which invests in TA I Limited management ordinary shares. The trustee of the ESOP transferred 527,495 and 34,687 management ordinary shares during the years ended December 31, 2000 and 1999, respectively. At December 31, 2000 and 1999, the ESOP shares outstanding were 1,253,411 and 1,780,906, respectively, representing approximately 1.0% and 1.5% of total ordinary shares of TA I Limited at December 31, 2000 and 1999, respectively. TA I Limited shares are not listed on any exchange. No dividends have been received on the management ordinary shares held by the ESOP.

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

  Unaudited condensed financial information for associates, in the aggregate, is presented below.

                                                                  Year ended        Year ended     September 2 to      January 1 to
                                                                December 31,      December 31,       December 31,      September 1,
                                                                        2000              1999               1998              1998
 ---------------------------------------------------------    --------------    --------------     --------------    --------------
                                                                                          ((L) million)
Operating revenues                                                     188.7             183.0               52.9             123.0
Operating income/(loss)                                                 21.9              21.7               (5.4)             21.9
Net income/(loss)                                                       11.1              20.2              (10.1)             21.6
 =========================================================    ==============    ==============     ==============    ==============


                                                        At December 31,
                                               ---------------------------------
                                                          2000              1999
- -------------------------------------------     --------------    --------------
                                                         ((L) million)
Current assets                                           433.0             498.9
Fixed assets                                              73.2              70.7
                                                --------------    --------------
                                                         506.2             569.6
                                                ==============    ==============
Current liabilities                                      425.4             394.5
Noncurrent liabilities                                    29.4             126.7
Shareholders' equity                                      51.4              48.4
                                                --------------    --------------
                                                         506.2             569.6
===========================================     ==============    ==============


  Associates at December 31, 2000, which principally affected the Group's financial position and results of operations, all of which are insurance brokers and were accounted for under the equity accounting method, were:

                                                                      Percentage
                                                                    ownership of
Name of associate                              Country              common stock
- -------------------------------------------     --------------    --------------
Al-Futtaim Willis Faber (Private) Limited      Dubai                          49
Jaspers Wuppesahl Industrie Assekuranz GmbH
& Co., KG ("Jaspers Wuppesahl")                Germany                        45
Gras Savoye & Cie ("Gras Savoye")              France                         33
Willis A/S                                     Denmark                        30
Herzfeld & Levy SA                             Argentina                      40
===========================================     ==============    ==============


Note 18 - Other current liabilities

                                                        At December 31,
                                               ---------------------------------
                                                          2000              1999
- -------------------------------------------     --------------    --------------
                                                         ((L) million)
Amounts owed to parent company                           678.8             646.2
Income tax and social security                            10.2               8.4
Other payables                                           110.3              97.8
                                                --------------    --------------
                                                         799.3             752.4
===========================================     ==============    ==============

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

Note 19 - Bank loans and overdrafts

  Short term bank loans and overdrafts due in less than one year at December 31, 2000 and 1999 amounted to (L)8.7 million and (L)9.3 million respectively. The weighted average interest rate payable on short-term bank loans and overdrafts outstanding at December 31, 2000 and 1999 was 7.9% and 6.9% respectively.

  Aggregate maturities of noncurrent bank loans for the five years subsequent to December 31, are as follows:

                                                           At December 31,
                                                      --------------------------
Bank loans repayable in more than one year                   2000           1999
- --------------------------------------------------    -----------    -----------
                                                            ((L) million)
Between one and two years                                       -            1.4
Between two and three years                                     -            6.3
Between three and four years                                  7.3            8.2
Between four and five years                                  62.9            9.4
Thereafter                                                  201.5          244.8
                                                      -----------    -----------
                                                            271.7          270.1
==================================================    ===========    ===========


Senior Credit Facility

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

  Pursuant to the Senior Credit Facility agreement, the Group makes loan repayments based on the amortization schedule specified in the agreement. In addition, during 2000 and 1999, the Group made non-mandatory early repayments totaling $30.0 million and $12.5 million respectively. As a consequence, the Group's next scheduled repayment under the facility is not due until 2004. In the years ended December 31, 2000 and 1999, the weighted-average interest rate relating to all loans under the Senior Credit Facility ranged from 8.40% to 9.22% and 7.52% to 8.30%, respectively; net of an interest rate swap, the ranges were 6.96% to 7.76% and 7.30% to 8.05%, for the years ended December 31, 2000 and 1999, respectively.

  The Senior Credit Facility agreement also includes a revolving credit facility of $150 million; such facility is available for working capital requirements and general corporate purposes, subject to certain limitations, until 2005. The revolving credit facility is available for loans denominated in US dollars, pounds sterling and certain other currencies and for letters of credit, including to support loan note guarantees. At December 31, 2000 and 1999, the balance drawn on this facility was (L)nil.

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

  The Senior Credit Facility agreement contains numerous operating and financial covenants, including, without limitation, requirements in the case of the credit agreement to maintain minimum ratios of adjusted earnings before interest, tax, depreciation and amortization ("EBITDA"), to interest and maximum levels of indebtedness in relation to adjusted EBITDA. In addition, the credit agreement includes covenants relating to limitation on liens, limitations on sales and other disposals of assets, limitations on indebtedness and other liabilities, limitations on capital expenditures, limitations on investments, mergers, acquisitions, loans and advances, limitations on dividends and other distributions, limitations on prepayment, redemption or amendment of the notes, maintenance of property, environmental matters, employee benefit matters, maintenance of insurance, nature of business, compliance with applicable laws, corporate existence and rights, payment of taxes and access to information and properties.

9% Senior Subordinated Notes

  In February 1999, Willis North America refinanced a short-term loan by issuing 9% Senior Subordinated Notes due 2009 (the "Notes") in the aggregate principal amount of $550 million. The interest on the Notes is payable semiannually on February 1 and August 1 of each year, beginning August 1, 1999.

  The Notes are redeemable at the option of Willis North America in the following cases:

    o On or before February 1, 2002, Willis North America may redeem up to 35% of the aggregate principal amount of the Notes at a redemption price equal to 109% of the aggregate principal amount of those Notes, plus accrued and unpaid interest, using the net proceeds of certain equity offerings.

    o From and after February 1, 2004, Willis North America may redeem the Notes, in whole or in part, at a redemption price equal to 104.5% of the aggregate principal amount of the Notes being redeemed in 2004, which percentage declines by 1.5% per annum over the next years to 100% in 2007, plus accrued and unpaid interest.

  If Willis North America becomes subject to a change of control, holders of its Notes will have the right to require the Group to purchase all of their Notes at a price equal to 101% of the aggregate principal amount of the Notes, plus accrued and unpaid interest to the date of repurchase. In addition, under specified circumstances, Willis North America will be required to offer to purchase the Notes at a price equal to 100% of the principal amount of the Notes, plus accrued and unpaid interest to the date of purchase, with the excess proceeds of certain assets sales.

  The indenture for the Notes contains covenants that, among other things, limit the ability of Willis North America, Willis Group Limited, Willis Partners and some of their subsidiaries to incur additional indebtedness and issue preferred stock; pay dividends or make other distributions; repurchase capital stock or subordinated indebtedness; create liens; enter into some transactions with associates; sell assets and assets of subsidiaries; issue or sell capital stock of some subsidiaries; and enter into some mergers and acquisitions.

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

Note 20 - Other noncurrent liabilities

                                                           At December 31,
                                                      --------------------------
                                                             2000           1999
- --------------------------------------------------    -----------    -----------
                                                            ((L) million)
Trade payables                                                3.5           11.7
Accruals and deferred income                                  1.2            1.5
Other payables                                               31.2           23.4
                                                      -----------    -----------
                                                             35.9           36.6
==================================================    ===========    ===========


Note 21 - Operating lease commitments

  The Group leases certain land, buildings and equipment under various operating lease arrangements. Original non-cancelable lease terms typically are between 10 and 20 years and may contain escalation clauses, along with options that permit early withdrawal. The total amount of the minimum rent is expensed on a straight-line basis over the minimum lease period.

  At December 31, 2000, the aggregate future minimum rental commitments under all non-cancelable operating lease agreements are as follows:

                                                                               Land and Buildings                  Other
                                                                           --------------------------    --------------------------
                                                                                                 December 31,
                                                                           --------------------------------------------------------
                                                                                  2000           1999           2000           1999
- -----------------------------------------------------------------------    -----------    -----------    -----------    -----------
                                                                                                ((L) million)
Payments committed to be made within one year for leases expiring:
in less than one year                                                              2.5            2.0            0.4            0.4
between one and five years                                                        12.1           11.6            4.0            3.5
after five years                                                                  18.0           15.9            0.2              -
                                                                           -----------    -----------    -----------    -----------
                                                                                  32.6           29.5            4.6            3.9
=======================================================================    ===========    ===========    ===========    ===========


  At December 31, 2000, the aggregate future minimum rental commitments under all non-cancelable operating lease agreements are as follows:

                                 Gross rental      Rentals from       Net rental
                                  commitments         subleases      commitments
 ---------------------------    -------------     -------------    -------------
                                                 ((L) million)
2001                                     37.2               3.3             33.9
2002                                     32.1               2.7             29.4
2003                                     26.6               1.4             25.2
2004                                     22.4               1.1             21.3
2005                                     19.2               1.1             18.1
Thereafter                               95.1               5.9             89.2
                                -------------     -------------    -------------
                                        232.6              15.5            217.1
 ===========================    =============     =============    =============


  Rent expense amounted to (L)43.6 million and (L)39.5 million for the years ended December 31, 2000 and 1999, respectively. The Group's rental income from subleases was (L)2.6 million and (L)1.8 million for the years ended December 31, 2000 and 1999, respectively.

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

Note 22 - Provisions for liabilities and charges

                                                              Pension           Surplus     Discontinued
                                              Claims           review          property       operations      Deferred
                                       provisions(i)    provision(ii)   provisions(iii)   provisions(iv)           tax        Total
- ----------------------------------     -------------    -------------     -------------    -------------     ---------    ---------
                                                                              ((L) million)
January 1, 1998                                 27.3              6.8              20.2             35.7             -         90.0
Charged to income                                9.5             25.0                 -                -          (3.4)        31.1
Transferred to payables                            -                -                 -             (5.5)            -         (5.5)
Transferred from receivables                       -                -                 -                -         (14.4)       (14.4)
Utilized in the period                          (4.2)            (6.7)             (1.9)            (6.7)            -        (19.5)
Exchange and other adjustments                  (0.4)               -                 -                -             -         (0.4)
                                       -------------    -------------     -------------    -------------     ---------    ---------
September 1, 1998                               32.2             25.1              18.3             23.5         (17.8)        81.3
Charged to income                               (2.8)               -              (0.3)               -          23.9         20.8
Utilized in the period                          (2.5)            (4.4)             (1.1)             0.2             -         (7.8)
Exchange and other adjustments                   0.6                -                 -                -          (0.1)         0.5
                                       -------------    -------------     -------------    -------------     ---------    ---------
December 31, 1998                               27.5             20.7              16.9             23.7           6.0         94.8
Charged to income                               10.9             40.0               6.7                -         (14.2)        43.4
Utilized in the year                            (4.5)           (13.0)             (4.4)            (0.6)            -        (22.5)
Transferred to receivables                         -                -                 -                -           8.2          8.2
Exchange and other adjustments                   0.6                -                 -                -             -          0.6
                                       -------------    -------------     -------------    -------------     ---------    ---------
December 31, 1999                               34.5             47.7              19.2             23.1             -        124.5
Charged to income                                9.6                -               0.7                -             -         10.3
Utilized in the year                            (9.7)           (13.7)             (5.0)            (4.0)            -        (32.4)
Exchange and other adjustments                   0.5                -               0.5              1.7             -          2.7
                                       -------------    -------------     -------------    -------------     ---------    ---------
December 31, 2000                               34.9             34.0              15.4             20.8             -        105.1
==================================     =============    =============     =============    =============     =========    =========


(i) The claims provisions include estimates for liabilities that may arise from potential claims for errors and omissions.

(ii)   See "Note 4 - Exceptional Items".

(iii)  Provisions for properties surplus to operational requirements.

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

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

Note 23 - Deferred tax

                                                             December 31,
                                                      --------------------------
                                                             2000           1999
- --------------------------------------------------    -----------    -----------
                                                            ((L) million)
Opening balance                                              (8.2)           6.0
Transfer from income                                         (3.1)         (14.2)
Other adjustments                                            (1.0)             -
                                                      -----------    -----------
Closing balance                                             (12.3)          (8.2)
                                                      ===========    ===========
The deferred tax (assets)/liabilities arise from:
Capital allowances                                            8.4            9.3
Timing differences                                          (20.7)         (17.5)
                                                      -----------    -----------
                                                            (12.3)          (8.2)
==================================================    ===========    ===========


Note 24 - Notes to consolidated statement of cash flows

                                                             Year ended          Year ended      September 2 to        January 1 to
Reconciliation of operating income/(loss) to net           December 31,        December 31,        December 31,        September 1,
cash flow from operating activities                                2000                1999                1998                1998
- ---------------------------------------------------    ----------------    ----------------    ----------------    ----------------
                                                                                      ((L) million)
Operating income/(loss)                                           129.9                (3.0)               21.0                21.0
Exceptional items                                                     -                54.6                   -                25.0
Cash outflow on exceptional items                                 (19.4)              (13.0)               (4.0)               (0.4)
Depreciation charges, loss on sale of tangible
fixed assets and unlisted investments                              27.1                28.6                 8.7                15.0
Provision against unlisted investments                              1.5                   -                   -                   -
Amortization of goodwill                                            2.2                 1.6                 0.5                 0.5
(Increase)/decrease in receivables                               (559.2)              (60.6)              (24.5)                2.0
Increase/(decrease) in payables                                   631.0               120.1               (93.3)               78.4
Net movement on provisions                                         (6.7)                2.1                (6.1)              (14.0)
                                                       ----------------    ----------------    ----------------    ----------------
Net cash inflow/(outflow) from operating
activities                                                        206.4               130.4               (97.7)              127.5
===================================================    ================    ================    ================    ================

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

                                                  Cash and overdrafts                                Borrowings
                                          ------------------------------------                 -----------------------
                                                                                                     Due     Due after
                                                                                     Liquid       within     more than
                                               Cash   Overdrafts         Total    resources     one year      one year    Net funds
 -------------------------------------    ---------    ---------     ---------    ---------    ---------     ---------    ---------
                                                                                ((L) million)
January 1, 1998                                88.6         (0.4)         88.2        528.5         (0.7)        (34.2)       581.8
Cash flow before management
of liquid resources and financing              77.0         (6.5)         70.5            -            -             -         70.5
Management of liquid resources                (66.8)           -         (66.8)        66.8            -             -            -
Financing                                      32.0            -          32.0            -          0.6         (32.6)           -
Issue of share capital                          0.7            -           0.7            -            -             -          0.7
Foreign exchange                               (1.0)           -          (1.0)        (6.9)           -             -         (7.9)
                                          ---------    ---------     ---------    ---------    ---------     ---------    ---------
September 1, 1998                             130.5         (6.9)        123.6        588.4         (0.1)        (66.8)       645.1
Cash flow before management
of liquid resources and financing            (166.8)         0.9        (165.9)           -            -             -       (165.9)
Management of liquid resources                122.2            -         122.2       (122.2)           -             -            -
Financing                                      32.2            -          32.2            -        (92.9)         60.7            -
Issue of share capital                          4.0            -           4.0            -            -             -          4.0
Foreign exchange                                1.3         (0.2)          1.1          9.1         (6.9)            -          3.3
                                          ---------    ---------     ---------    ---------    ---------     ---------    ---------
December 31, 1998                             123.4         (6.2)        117.2        475.3        (99.9)         (6.1)       486.5
Cash flow before management
of liquid resources and financing              82.3         (3.8)         78.5            -            -             -         78.5
Management of liquid resources                (43.3)           -         (43.3)        43.3            -             -            -
Financing                                     (53.2)           -         (53.2)           -         41.8          11.4            -
Issue of share capital                          2.5            -           2.5            -            -             -          2.5
Non-cash movements                                -            -             -            -         32.6             -         32.6
Foreign exchange                               (1.2)         0.7          (0.5)         2.4         (6.6)         (5.3)       (10.0)
                                          ---------    ---------     ---------    ---------    ---------     ---------    ---------
December 31, 1999                             110.5         (9.3)        101.2        521.0        (32.1)            -        590.1
Cash flow before management
of liquid resources and financing             156.5          0.7         157.2            -            -             -        157.2
Management of liquid resources                (32.5)           -         (32.5)        32.5            -             -            -
Financing                                     (80.8)           -         (80.8)           -         80.8             -            -
Issue of share capital                          6.4            -           6.4            -            -             -          6.4
Non-cash movements                                -            -             -            -        (67.2)            -        (67.2)
Foreign exchange                                1.8         (0.1)          1.7         30.1        (45.9)            -        (14.1)
                                          ---------    ---------     ---------    ---------    ---------     ---------    ---------
December 31, 2000                             161.9         (8.7)        153.2        583.6        (64.4)            -        672.4
 =====================================    =========    =========     =========    =========    =========     =========    =========


  Amounts in the 1999 cashflow have been restated to reflect a reclassification of (L)8.1 million between overdrafts and liquid resources, thus changing the decrease in cash in the year from (L)7.4 million to (L)15.5 million. Net funds are unaffected by this reclassification.

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

Analysis of cash and short-term                 Year ended December 31,
deposits and liquid resources as       -----------------------------------------
shown in the balance sheet                    2000           1999           1998
- -----------------------------------    -----------    -----------    -----------
                                                     ((L) million)
Cash
Cash and short-term deposits                 427.1          363.5          317.1
Less: short-term deposits
classified as liquid resources              (265.2)        (253.0)        (193.7)
                                       -----------    -----------    -----------
                                             161.9          110.5          123.4
                                       ===========    ===========    ===========
Liquid resources
Current asset investments                    318.4          268.0          281.6
Short-term deposits                          265.2          253.0          193.7
                                       -----------    -----------    -----------
                                             583.6          521.0          475.3
===================================    ===========    ===========    ===========


Note 25 - Financial instruments

  The Group's principal financial instruments, other than derivatives, comprise bank loans and overdrafts, amounts owed to or from the parent company, Senior Credit Facility and the Notes, cash, deposits and investments. The main purpose of these financial instruments is to raise finance for the Group's operations. The Group also enters into derivative transactions (principally interest rate swaps and forward foreign currency contracts) in order to manage interest rate and currency risks arising from the Group's operations and its sources of finance. The Group does not hold financial instruments for trading purposes.

  The main risks arising from the Group's financial instruments are interest rate risk, liquidity risk, foreign currency risk and credit risk. The Board reviews and agrees policies for managing each of these risks as summarized below. These policies have remained unchanged since the beginning of 1999.

  As permitted by FRS 13, short term trade debtors and creditors have been omitted from the following analysis.

Interest rate risk

  The Group's operations are financed principally through the Senior Credit Facility, which has a variable interest rate and the Notes, which have a 9% fixed interest rate. Interest rate swaps are used to generate the desired interest rate profile and to manage the Group's exposure to interest rate fluctuations. The Group's policy is to minimize its exposure to increases in interest rates on its borrowings. Accordingly, the majority of the Group's floating rate borrowings is currently hedged through the use of interest rate swaps.

  Willis North America has entered into an interest rate swap agreement under which its LIBOR-based variable rate interest payment obligations on the full amount of the term loans have been swapped for fixed rate interest payment obligations until the final maturity of those term loans. The swap agreement provides for a reduction of the notional amount of the swap obligation on a semi-annual basis, and to the extent the actual amount outstanding under the term loans exceeds the notional amount at any time, Willis North America would be exposed to the risk of increased interest rates on that excess.

  The differential to be paid or received is recognized as an adjustment to interest expense as incurred. The swap agreement matures on or before the Senior Credit Facility to which it is matched.

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

  As a result of the Group's operating activities, the Group receives cash for premiums and claims which it deposits in short-term investments denominated in pounds sterling, U.S. dollars and other foreign currencies. The Group earns interest on these funds, which is included in the Group's financial statements as interest income. These funds are regulated in terms of access and the instruments in which they may be invested, most of which are short-term in maturity. In order to manage interest rate risk arising from these financial assets, the Group enters into interest rate swaps to receive a fixed rate of interest and pay a variable rate of interest fixed in the various currencies related to the short-term investments. The use of interest rate contracts essentially converts groups of short-term investments to fixed rates. It is Group policy that, for currencies with significant balances, a minimum of 25% of forecast income arising is hedged for each of the next three years.

Liquidity risk

  The Group's objective is to ensure that it has the ability to generate sufficient cash, either from internal or external sources, in a timely and cost-effective manner, to meet its commitments as they fall due. The Group's management of liquidity risk is embedded within its overall risk management framework. Scenario analysis is continually undertaken to ensure that its resources can comfortably meet the Group's liquidity requirements. These resources are supplemented by a $150 million revolving credit facility which expires on November 19, 2005, but which is currently undrawn.

Foreign currency risk

  The Group's objective is to maximize its cash held in U.S. dollars. Within the U.K., approximately 50% of operating revenues arise in currencies other than sterling resulting in a significant mismatch between sterling revenues and sterling expenses. The Group's policy is to convert into sterling all revenues arising in currencies other than U.S. dollars together with sufficient U.S. dollar revenues to fund the remaining sterling expenses. Outside the U.K., only those cash flows necessary to fund mismatches between revenues and expenses are converted into local currency; amounts remitted to the U.K. are generally converted into sterling. These transactional currency exposures are managed by entering into forward exchange contracts and option products. It is Group policy to hedge at least 25% of the next 12 months' exposures in significant currencies.

  Translational exposures are not hedged.

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

Interest rate risk profile of financial liabilities

  The interest rate profile of the financial liabilities of the Group, after taking account of interest rate swaps is summarized below:

                                                                            Floating
                                                                                rate
                                                                           financial     Financial liabilities on
                              Fixed rate financial liabilities           liabilities     which no interest is paid            Total
                         -------------------------------------------    ------------   ----------------------------    ------------
                                                            Weighted
                                            Weighted         average                                       Weighted
                                             average      period for                                        average
                                            interest      which rate                                   period until
Currency                      Amount            rate        is fixed          Amount         Amount        maturity
- --------------------    ------------    ------------    ------------    ------------   ------------    ------------    ------------
                                ((L)                                            ((L)           ((L)                            ((L)
                            million)               %         (years)        million)       million)         (years)        million)
At December 31, 2000
Sterling                           -               -               -             0.4            2.1               -             2.5
U.S. dollar                    619.2             8.1             6.0            15.0          680.0               -         1,314.2
Other currencies                   -               -               -             8.3            0.3               -             8.6
                        ------------                                    ------------   ------------                    ------------
                               619.2                                            23.7          682.4                         1,325.3
====================    ============                                    ============   ============                    ============
At December 31, 1999
Sterling                           -               -               -             1.6            5.4               -             7.0
U.S. dollar                    597.0             8.3             6.8             7.7          651.5               -         1,256.2
Other currencies                   -               -               -             7.7            1.0               -             8.7
                        ------------                                    ------------   ------------                    ------------
                               597.0                                            17.0          657.9                         1,271.9
====================    ============                                    ============   ============                    ============

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

Interest rate risk profile of financial assets

  The interest rate profile of the financial assets of the Group, after taking account of interest rate swaps is summarized below:

                                                                            Floating
                                                                                rate
                                                                           financial   Financial assets on which no
                                Fixed rate financial assets                   assets         interest is paid                 Total
                         -------------------------------------------    ------------   ----------------------------    ------------
                                                            Weighted
                                            Weighted         average                                       Weighted
                                             average      period for                                        average
                                            interest      which rate                                   period until
Currency                      Amount            rate        is fixed          Amount         Amount        maturity
- --------------------    ------------    ------------    ------------    ------------   ------------    ------------    ------------
                                ((L)                                            ((L)           ((L)                            ((L)
                            million)               %         (years)        million)       million)         (years)        million)
At December 31, 2000
Sterling                        89.0            6.40             0.7            47.4          617.5               -           753.9
U.S. dollar                    891.9            7.94             4.5           225.1            1.5               -         1,118.5
Japanese yen                       -               -               -            12.7              -               -            12.7
Euro                            11.3            4.00             0.5            31.2              -               -            42.5
Other currencies                   -               -               -            75.5            1.3               -            76.8
                        ------------                                    ------------   ------------                    ------------
                               992.2                                           391.9          620.3                         2,004.4
====================    ============                                    ============   ============                    ============
At December 31, 1999
Sterling                        79.0            7.20             0.9            40.0          620.5               -           739.5
U.S. dollar                    867.5            8.11             4.9           152.6            6.3               -         1,026.4
Japanese yen                       -               -               -            18.8              -               -            18.8
Euro                            16.1            4.20             1.2            19.7              -               -            35.8
Other currencies                   -               -               -            47.4              -               -            47.4
                        ------------                                    ------------   ------------                    ------------
                               962.6                                           278.5          626.8                         1,867.9
====================    ============                                    ============   ============                    ============


Currency exposures

  The table below shows the Group's currency exposures after the effects of forward contracts and other derivatives used to manage that exposure. The amounts shown represent the net monetary assets and liabilities of the Group that are not denominated in the functional currency of the operating unit involved and so give rise to net currency gains and losses recognized in the consolidated statements of income.

                                                                              Net foreign currency monetary assets/(liabilities)
                                                                           --------------------------------------------------------
Functional currency of Group operation                                        Sterling    U.S. dollar          Other          Total
- -----------------------------------------------------------------------    -----------    -----------    -----------    -----------
                                                                                                ((L) million)
At December 31, 2000
Sterling                                                                             -           75.8            0.6           76.4
U.S. dollar                                                                      (21.4)             -            3.8          (17.6)
                                                                           -----------    -----------    -----------    -----------
                                                                                 (21.4)          75.8            4.4           58.8
                                                                           ===========    ===========    ===========    ===========
At December 31, 1999
Sterling                                                                             -          131.8            0.5          132.3
U.S. dollar                                                                      (23.7)             -            3.4          (20.3)
                                                                           -----------    -----------    -----------    -----------
                                                                                 (23.7)         131.8            3.9          112.0
=======================================================================    ===========    ===========    ===========    ===========

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

Maturity of financial liabilities

  The maturity profile of the Group's financial liabilities is summarized below:

                                                           At December, 31
                                                      --------------------------
                                                             2000           1999
- --------------------------------------------------    -----------    -----------
                                                            ((L) million)
On demand or within one year or less                        687.5          655.5
More than one year but not more than two years                3.5           13.1
More than two years but not more than five years             70.2           23.9
More than five years                                        564.1          579.4
                                                      -----------    -----------
                                                          1,325.3        1,271.9
==================================================    ===========    ===========


Borrowing facilities

  The Group had undrawn committed facilities of (L)102.7 million, of which
(L)100.0 million expire in more than five years, available at December 31, 2000 (1999: (L)92.6 million).

Fair value

  The estimated fair value of the Group's financial instruments is summarized below:

                                                                                               At December, 31
                                                                           --------------------------------------------------------
                                                                                      2000                          1999
                                                                           --------------------------    --------------------------
                                                                                            Estimated                     Estimated
                                                                            Book value     fair value     Book value     fair value
- -----------------------------------------------------------------------    -----------    -----------    -----------    -----------
                                                                                                ((L) million)
Primary financial instruments held or issued to finance the Group's operations
Cash and short term deposits                                                     427.1          427.1          363.5          363.5
Current asset investments                                                        318.4          318.7          268.0          267.2
Trade receivables                                                                  6.1            6.1           12.7           12.7
Amounts due from parent company                                                1,252.8        1,214.3        1,223.7        1,166.9
Short term bank loans and overdrafts                                              (8.7)          (8.7)          (9.3)          (9.3)
Trade payables                                                                    (3.5)          (3.5)         (11.7)         (11.7)
Amounts owed to parent company                                                  (678.8)        (678.8)        (646.2)        (646.2)
Long term bank loans                                                            (271.7)        (271.7)        (270.1)        (270.1)
Notes                                                                           (362.6)        (324.1)        (334.6)        (277.7)
                                                                           -----------    -----------    -----------    -----------
                                                                                 679.1          679.4          596.0          595.3
                                                                           -----------    -----------    -----------    -----------
Derivative financial instruments held to manage interest rate and currency exposure
Interest rate swaps- assets                                                          -           10.5              -           16.9
            -liabilities                                                             -           (1.2)             -           (6.4)
Forward foreign exchange contracts- assets                                         2.2            2.2            2.0            2.0
                       - liabilities                                              (2.9)          (2.9)          (1.4)          (1.4)
=======================================================================    ===========    ===========    ===========    ===========


  Certain estimates and judgments were required to develop the fair value amounts. The fair value amounts shown above are not necessarily indicative of the amounts that the Group would realize upon disposition nor do they indicate the Group's intent or ability to dispose of the financial instrument.

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

  The following methods and assumptions were used by the Group in estimating its fair value disclosure for financial instruments:

    o Cash and short term deposits - The estimated fair value of these financial instruments approximates their carrying values due to their short maturities.

    o Current asset investments - The fair value of these instruments are based on market prices.

    o Amounts due from and payable to parent company - The estimated fair value of those amounts classified as repayable in less than one year equates with their carrying value due to their short maturities. Amounts due from parent company and classified as greater than one year have similar terms to the long term bank loans and the Notes and have been discounted on a similar basis.

    o Short term bank loans and overdrafts - The estimated fair value of these financial instruments approximates their carrying values due to their short maturities.

    o Long term bank loans - The fair value of these instruments approximates the carrying value as the interest rates on such loans are variable.

    o Notes - The estimated fair values of the Notes are based on current interest rates available to the Group for debt instruments with similar terms and remaining maturities.

    o Trade receivables and payables - The estimated fair value of these financial instruments approximates their carrying values due to their short maturities.

    o Derivative financial instruments - Market values have been used to determine the fair value of interest rate swaps and forward foreign exchange contracts based on estimated amounts the Group would receive or have to pay to terminate the agreements, taking into account the current interest rate environment or current foreign currency forward rates.

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

Hedges

  Gains and losses on instruments used for hedging are not recognized until the exposure that is being hedged is itself recognized. Unrecognized gains and losses on instruments used for hedging are as follows:

                                                                       Total net
December 31, 2000                            Gains         Losses   gains/losses
- -----------------------------------    -----------    -----------    -----------
                                                     ((L) million)
Unrecognized gains and losses on
hedges at January 1, 2000                     18.8           (7.7)          11.1
Gains and losses arising in
previous years that were
recognized in 2000                            (2.1)           1.0           (1.1)
                                       -----------    -----------    -----------
Gains and losses arising before
January 1, 2000 that were not
recognized in 2000                            16.7           (6.7)          10.0
Gains and losses arising in 2000
that were not recognized in 2000              (4.0)           2.6           (1.4)
                                       -----------    -----------    -----------
Unrecognized gains and losses on
hedges at December 31, 2000                   12.7           (4.1)           8.6
                                       ===========    ===========    ===========
Of which:
Gains and losses expected to be
recognized in 2001                             1.4           (3.0)          (1.6)
Gains and losses expected to be
recognized in 2002 or later                   11.3           (1.1)          10.2
===================================    ===========    ===========    ===========


                                                                       Total net
December 31, 1999                            Gains         Losses   gains/losses
- -----------------------------------    -----------    -----------    -----------
                                                     ((L) million)
Unrecognized gains and losses on
hedges at January 1, 1999                     14.4           (0.8)          13.6
Gains and losses arising in
previous years that were
recognized in 1999                            (4.0)           0.4           (3.6)
                                       -----------    -----------    -----------
Gains and losses arising before
January 1, 2000 that were not
recognized in 1999                            10.4           (0.4)          10.0
Gains and losses arising in 1999
that were not recognized in 1999               8.4           (7.3)           1.1
                                       -----------    -----------    -----------
Unrecognized gains and losses on
hedges at December 31, 1999                   18.8           (7.7)          11.1
                                       ===========    ===========    ===========
Of which:
Gains and losses expected to be
recognized in 2000                             2.3           (1.1)           1.2
Gains and losses expected to be
recognized in 2001 or later                   16.5           (6.6)           9.9
===================================    ===========    ===========    ===========

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

Note 26 - Pensions

  The Group operates two principal pension schemes, one in the United Kingdom and the other in the United States. Both schemes are of the defined benefit type and are funded externally. The pension cost of both schemes is assessed in accordance with the advice of professionally qualified actuaries, using the projected unit credit method.

  The most recent valuation of the U.K. scheme was at December 31, 1998 and of the U.S. scheme at January 1, 1999. The major assumption is that the rate of return on investments would exceed salary inflation by between 4.0% and 6.0% per annum. The market value of the investments at the respective dates of the latest actuarial valuations was (L)950 million and the actuarial value of the investments was sufficient to cover approximately 111% of the benefits that had accrued to members after allowing for expected future salary increases.

Note 27 - Capital commitments

                                                             December 31,
                                                      --------------------------
Capital commitments to acquire fixed assets                  2000           1999
- --------------------------------------------------    -----------    -----------
                                                            ((L) million)
Expenditure contracted for                                    1.7            2.3
==================================================    ===========    ===========


Note 28 - Contingent liabilities

Put and call options relating to subsidiaries and associates

  For certain subsidiaries and associates, the Group has the right to purchase shares ("a call option") from co-shareholders at various dates in the future. In addition, the co-shareholders of certain subsidiaries and associates have the right to sell ("a put option") their shares to the Group at various dates in the future. Generally, the exercise price of such puts and calls is formula-based (using revenues and earnings) and is designed to reflect fair value.

  On inception of an option agreement, the Group records the puts and calls at fair value. The put and call options are subsequently marked to market at each reporting period with changes in value being recognised in the statement of income.

  On July 23, 1997, the Group entered into an agreement with Gras Savoye whereby, among other things, the co-shareholders of Gras Savoye (other than management) have the right to sell their shares to the Group possibly increasing the Company's ownership interest from 33% to 90%. The option expires in 2011 and Gras Savoye's eligible co-shareholders may exercise their rights from January 1, 2001. In addition, the Group has the right to purchase at least 50.1% of Gras Savoye's shares from the co-shareholders. The call option is exercisable from December 1, 2009. The exact amount payable by the Group under the put and call is based on the greater of a price per Gras Savoye share defined contractually or a formula-based price contingent on Gras Savoye's future results. The Group recorded the put and call options related to Gras Savoye at fair value on July 23, 1997, and have subsequently marked them to market at each reporting period with changes in value being recognized in the statement of income.

  Based on current projections of profitability and exchange rates, the potential amount payable in 2001 from these options is not expected to exceed
(L)80.3 million. Of this balance, (L)79.8 million relates to Gras Savoye. The total potential amounts payable from all options, based on current projections of profitability and exchange rates, is not expected to exceed (L)169.3 million (1999: (L)152.6 million). Of this balance, (L)94.2 million relates to Gras Savoye.

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

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

  The Company has also entered into a Pledge Agreement in favor of The Chase Manhattan Bank whereby it has assigned and pledged its interest in the shares of Willis North America.

  The floating charge in favor of the Society of Lloyd's over the insurance brokering assets of the subsidiaries which are Lloyd's brokers was released on July 3, 2000.

Financing obligations

  The Company has guaranteed, on a joint and several basis with other companies in the Group, the prompt and complete performance of Willis North America in respect of credit facilities ("facilities") made available to that company. On February 2, 1999, $575 million of the facilities were repaid and Willis North America issued $550 million 9% Senior Subordinated Notes due 2009 (the "Notes"). The Company together with its affiliate Willis Partners, has guaranteed Willis North America's obligations in respect of the Notes. At December 31, 2000 these facilities amounted to $1,107.5 million (1999:
$1,137.5 million).

Other

  The Company has given guarantees to bankers and other third parties relating principally to letters of credit amounting to (L)5.1 million (1999: (L)4.4 million). The Company has also given guarantees to bankers in respect of commitments entered into by them to provide security for membership of Lloyd's of certain Group employees who are not directors of the Company amounting to
(L)35,000 (1999: (L)0.3 million).

  The Company and certain of its U.K. subsidiaries have given the landlords of some of the leasehold properties occupied by the Group in the United Kingdom and the United States guarantees in respect of the performance of the lease obligations of the Group companies holding the leases. The operating lease obligations amounted to (L)104.2 million at December 31, 2000 (1999: (L)111.7 million).

  The Group has extensive international operations and the Company or its subsidiaries are subject to claims and litigation in the ordinary course of business resulting principally from alleged errors and omissions in connection with their businesses. Most of the errors and omissions claims are covered by professional indemnity insurance. The Group has established provisions which are believed to be adequate in the light of current information and legal advice. These provisions may be adjusted from time to time according to developments. The Company does not expect the outcome of such claims, either individually or in the aggregate, to have a material effect on the Group's results of operations, financial position or liquidity.

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

Note 29 - Directors' interests in contracts

  The undermentioned directors who held office during each of the three years in the period ended December 31, 2000 (except as otherwise indicated) and, where applicable, connected persons (as defined in section 346 of the Companies Act) were Underwriting Members of Lloyd's:

R.J.S. Bucknall                      Mrs E.H. Rendle (1998 only)
G.F. Nixon (1998 and 1999 only)      J.M. Pelly (1998 and 1999 only)


  Insurance brokering subsidiaries of the Company place risks with the syndicates in which the directors or connected persons (as defined above) participate in the normal course of their brokering activities on the same basis as such subsidiaries do with other Lloyd's syndicates.

  The Company has given J Reeve a guarantee in respect of the performance obligations of Willis Limited, his employing company, in respect of an unfunded pension scheme established for him. The Company has also guaranteed the performance obligations of Willis North America Inc. in respect of the pension benefits for B.D. Johnson and K.H. Pinkston under the Willis Corroon Executive Supplemental Plan, an unfunded pension plan.

  Save as disclosed above, no director or connected person (as defined above) had any interest either during or at the end of the financial years 1998, 1999 and 2000 in any contract which was significant in relation to the Company's business, or in a contract, transaction or arrangement which required disclosure under section 232 of the Companies Act.

Note 30 - Related party transactions

  The Group had the following balances with TA I Limited and Trinity at December 31:

                                             2000             1999    Terms
 --------------------------------   -------------    -------------    -------------------------------------------------------------
                                               (million)
Amounts due from Trinity                 (L)614.1         (L)614.1    Repayable on demand, non interest bearing
                                           $550.0           $550.0    Repayable in line with repayment of Notes, interest of 70
                                                                      basis points over interest on Notes
                                           $407.5           $437.5    Repayable in line with repayment of term loans, interest of
                                                                      25 basis points over interest on term loans
Amounts due from TA I                      (L)0.4                -    Repayable on demand, non interest bearing
Amounts due to Trinity                    $(982.5)       $(1,012.5)   Repayable on demand, non interest bearing
                                         (L)(23.8)        (L)(21.2)   Repayable on demand, non interest bearing
 ================================   =============    =============    =============================================================



  During the year the following material transactions occurred:

1. Dividends declared amounted to (L)72.7 million (1999: (L)74.8 million) of which (L)13.1 million was paid before December 31, 2000 (1999: (L)9.9 million).

2. Interest income for 2000 amounted to (L)58.2 million (1999: (L)56.1 million).

  During 2000, Willis North America acquired from Mr. J. Plumeri, the Chairman and Chief Executive Officer of Willis Group Limited, a 12 1/2% undivided interest in a Citation V Ultra Aircraft for (L)462,479; at December 31, 2000, this balance was recorded as a payable. This transaction was consummated on terms equivalent to those that prevail in arms length transactions.

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

  Kohlberg Kravis Roberts & Co. L.P. and Fisher Capital Corp. LLC, a company for which Mr. J.R. Fisher, a Director of TA I, is the managing member and majority owner, render management, consulting and certain other services to the Company for annual fees payable quarterly in arrears. In 2000, the Company paid an amount of (L)659,544 ($1,000,000), in the case of Kohlberg Kravis Roberts & Co. L.P. and (L)230,840 ($350,000), in the case of Fisher Capital Corp. LLC for those services. Included in accrued expenses is (L)166,647 ($249,970) and (L)154,321 ($250,000) payable to Kohlberg Kravis Roberts & Co. L.P. and (L)58,347 ($87,520) and (L)nil payable to Fisher Capital Corp. LLC as of December 31, 2000 and 1999, respectively.

Note 31 - Differences between accounting principles generally accepted in the United Kingdom and the United States

  The Group's financial statements are prepared in accordance with U.K. GAAP which differ in certain respects from U.S. GAAP.

Use of estimates

  The preparation of financial statements in conformity with accounting principles generally accepted in both the U.K. and U.S. require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the year. In the preparation of these consolidated financial statements, estimates and assumptions have been made by management concerning the selection of useful lives of fixed assets and goodwill, provisions necessary for trade receivables and liabilities, the carrying value of investments, income tax valuation allowances and other similar evaluations. Actual results could differ from those estimates.

Pushdown accounting

  Under U.S. GAAP, Trinity's cost of acquiring the Company should be "pushed down," i.e., used to establish a new accounting basis in the Company's separate financial statements. Under U.K. GAAP, there is no such requirement.

Goodwill

  Under U.K. GAAP, goodwill (which includes expirations) arising on acquisitions occurring after January 1, 1998 is capitalized and amortized on a straight-line basis over its estimated useful economic life, not exceeding 20 years. Goodwill arising on acquisitions completed before January 1, 1998 was eliminated against retained earnings and other reserves.

  Under U.S. GAAP, goodwill and expirations are capitalized and amortized over their respective useful economic lives. For the purposes of the reconciliation below, for periods prior to September 2, 1998, estimated useful lives of 17 1/2 to 40 years have been utilized, giving a weighted average of 31 years.

  Under U.S. GAAP, goodwill arising in the financial statements of Trinity following its acquisition of the Company on September 2, 1998 is required to be pushed down into the Company's financial statements. This goodwill is being amortized over a period of 40 years for the purposes of the reconciliation below.

  Under U.K. GAAP, on the disposition of a business acquired before January 1, 1998, goodwill previously eliminated against retained earnings is reinstated and charged to income in arriving at the gain or loss on disposal of an entity; under U.S. GAAP, only unamortized goodwill is charged.

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

Note 31 - Differences between accounting principles generally accepted in the United Kingdom and the United States (continued)

  Under U.S. GAAP, the Group reviews goodwill for impairment whenever facts or circumstances indicate that the carrying amounts may not be recoverable. If an evaluation is required, the estimated future undiscounted cash flows associated with the underlying business operation are compared to the carrying amount of goodwill to determine if a write-down is required. If such an assessment indicates that the undiscounted future cash flows will not be recovered, the carrying amount is reduced to the estimated fair value.

Impairment of long-lived assets

  Under U.S. GAAP long-lived assets and certain identifiable intangibles held and used by a Group are required to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the Group estimates the future cash flows expected to result from the use of the asset and its eventual disposition. If the undiscounted future cash flow is less than the carrying amount of the asset, the asset is deemed impaired. The amount of the impairment is measured as the difference between the carrying value and the fair value of the asset. Generally, long-lived assets and certain identifiable intangibles to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.

Revaluation of freehold land and buildings

  Certain of the Group's freehold land and buildings are included in the financial statements at revalued amounts on which depreciation is calculated. Under U.S. GAAP, such assets must be recorded at their historical cost less depreciation thereon. The depreciation charged on the revaluation increase is not significant.

Pension costs

  For the purposes of the reconciliation below, the Group has adopted the provisions of Statement of Financial Accounting Standards ("FAS") No. 87, "Employers' Accounting for Pensions" ("FAS 87"). This standard requires that the projected benefit obligation be matched against the market value of the underlying plan assets and other unrecognized actuarial gains and losses in determining the pension expense for the year. As a result, pension expense can be significantly different from that computed under U.K. GAAP which requires the cost of providing pension benefits to be expensed over the periods benefiting from the employees' service on the basis of a constant percentage of current and estimated future earnings.

Forward exchange contracts and other financial instruments

  The Group enters into forward exchange contracts and other financial instruments which, under U.K. GAAP, are treated as hedges of future income. Under U.S. GAAP such instruments would not be regarded as hedges and, accordingly, would be revalued at each balance sheet date and the gain or loss arising would be included in income for the period then ended.

Exceptional items

  Under U.S. GAAP, the amounts reported as exceptional items in 1999 and 1998 under U.K. GAAP would not be so reported and the gain/(loss) on closure/ disposal of operations would have been included in the determination of operating income.

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

Note 31 - Differences between accounting principles generally accepted in the United Kingdom and the United States (continued)

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

Deferred tax

  Under U.K. GAAP, deferred taxes are accounted for using the liability method to the extent that is considered probable that a liability or asset will crystallize in the foreseeable future. Under U.S. GAAP, the Group accounts for income taxes under the provisions of FAS No. 109, "Accounting for Income Taxes" ("FAS 109"). FAS 109 requires recognition of deferred tax assets and liabilities for the estimated future tax consequences of events attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted rates in effect for the year in which the differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the statement of operations in the period in which the enactment date changes. Deferred tax assets and liabilities are reduced through the establishment of a valuation allowance at such time as, based on available evidence, it is more likely than not that the deferred tax assets will not be realized.

Restructuring costs

  Under U.S. GAAP, surplus property must be physically segregated from property to be retained for ongoing use within the business in order to be accrued as a restructuring cost. At December 31, 1999, the process of segregating surplus properties arising from the changes to business processes in the North American operations had not been completed and, accordingly, costs accrued under U.K. GAAP for surplus properties had not been so accrued under U.S. GAAP; this process was completed in 2000.

Stock options

  Under U.K. GAAP, there is no requirement for a subsidiary company to account for stock options granted to its employees by a parent company. Under U.S. GAAP, stock options granted by a parent company to employees of a subsidiary company should be accounted for in the financial statements of the subsidiary company as if the options were granted by the subsidiary itself. The amount of compensation expense recorded by the subsidiary, less any amount paid by the subsidiary to its parent in exchange for the award, should be recorded as a capital contribution in shareholder's equity in the separate financial statements of the subsidiary.

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

Note 31 - Differences between accounting principles generally accepted in the United Kingdom and the United States (continued)

  The effect on net income, comprehensive income and shareholders' equity of applying the aforementioned differences between U.K. GAAP and U.S. GAAP is summarized as follows:

                                                                 Year ended        Year ended     September 2 to      January 1 to
                                                               December 31,      December 31,       December 31,      September 1,
                                                                       2000              1999               1998              1998
Net income                                                                        as restated
 ---------------------------------------------------------   --------------    --------------     --------------    --------------
                                                                           ((L) million, except per ordinary share)
Net income/(loss) as reported in the consolidated
statement of income under U.K GAAP                                     91.4              (6.4)             (25.7)            (15.6)
Adjustments
Operating expenses - pensions review                                      -              15.0                  -                 -
Operating expenses - restructuring costs                               (6.9)              6.5                  -                 -
Amortization of goodwill and expirations                              (21.2)            (19.9)(i)           (6.5)            (12.0)
Gain on disposal of operations                                          0.2               4.8                  -               9.6
Revaluation of forward exchange contracts and other
financial instruments                                                  (1.6)             (2.0)              (3.7)              0.2
Pension costs                                                           6.9             (12.6)              (1.7)             (1.6)
Deferred taxes - effect of above adjustments                          (1.0)              (3.0)(i)            1.7               0.4
                                                             --------------    --------------     --------------    --------------
Net income/(loss) as adjusted to accord with U.S. GAAP                 67.8             (17.6)             (35.9)            (19.0)
                                                             --------------    --------------     --------------    --------------
Net earnings/(loss) per ordinary share (basic and
diluted) as adjusted under U.S. GAAP                                  14.2p              (3.7)p             (8.4)p            (4.5)p
 =========================================================   ==============    ==============     ==============    ==============


(i) As restated

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

Note 31 - Differences between accounting principles generally accepted in the United Kingdom and the United States (continued)

                                                                                    Year ended
                                                                  Year ended      December 31,                         January 1 to
                                                                December 31,              1999     September 2 to      September 1,
Comprehensive income                                                    2000       as restated  December 31, 1998              1998
 ---------------------------------------------------------    --------------    --------------     --------------    --------------
                                                                            ((L) million, except per ordinary share)
Net income/(loss) as adjusted to accord with U.S. GAAP                  67.8             (17.6)             (35.9)            (19.0)
Other comprehensive income, net of tax:
Foreign currency translation adjustments                                22.8               8.2                6.5              (6.5)
Unrealized holding gains (net of tax of (L)0.4m,
(L)(0.5)m, (L)0.2m and (L)nil, respectively)                             1.4              (1.7)               0.8              (0.1)
                                                              --------------    --------------     --------------    --------------
Comprehensive income                                                    92.0             (11.1)             (28.6)            (25.6)
                                                              ==============    ==============     ==============    ==============
Foreign currency translation adjustments
Beginning of period                                                     32.3              24.1               17.6              24.1
Arising during the period                                               22.8               8.2                6.5              (6.5)
                                                              --------------    --------------     --------------    --------------
End of period                                                           55.1              32.3               24.1              17.6
                                                              ==============    ==============     ==============    ==============
Unrealized holding gains
Beginning of period                                                     (0.9)              0.8                  -               0.1
Arising during the period                                                1.4              (1.7)               0.8              (0.1)
                                                              --------------    --------------     --------------    --------------
End of period                                                            0.5              (0.9)               0.8                 -
 =========================================================    ==============    ==============     ==============    ==============


                                                         December 31,
                                               ---------------------------------
                                                                            1999
Shareholders' equity                                      2000       as restated
- -------------------------------------------     --------------    --------------
Shareholders' equity as reported in the
  consolidated balance sheet in accordance
  with U.K. GAAP                                          85.4             101.8
Adjustments
Fixed Assets
 Intangible assets
   Goodwill - cost                                       880.1             817.6(i)
         - amortization                                  (50.7)            (27.0)(i)
Current assets
 Investments                                               0.5              (0.9)
 Receivables - unrealized gain on forward
  exchange contracts                                      (0.9)              0.7
 Pension cost asset                                        6.7               6.9
Noncurrent liabilities
 Pension costs liability                                 (29.5)            (34.4)
Provisions for liabilities and charges
 Surplus property provisions                                 -               6.5
Deferred taxes - effect of above
  adjustments                                             26.2              20.9(i)
                                                --------------    --------------
Shareholders' equity as adjusted to accord
  with U.S. GAAP                                         917.8             892.1
===========================================     ==============    ==============


(i) As restated

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

Note 31 - Differences between accounting principles generally accepted in the United Kingdom and the United States (continued)

Restatement of 1999 reported net income, comprehensive income and shareholders' equity

  During 2000, the Group reviewed the basis of valuation of certain deferred tax assets and concluded that certain amounts at and for the year ended December 31, 1999 had been stated incorrectly under FAS 109. As a result, net income, comprehensive income and shareholders' equity, in accordance with U.S. GAAP, have been restated for 1999. The impact of the changes is as follows:

                                                             Year ended December
Net income                                                              31, 1999
- -------------------------------------------------------    ---------------------
                                                                   ((L) million)
Net loss - as adjusted to accord with U.S. GAAP as
  previously reported                                                      (11.0)
Adjustment to correct deferred tax                                          (6.6)
                                                           ---------------------
Net loss - as adjusted to accord with U.S. GAAP as
  restated                                                                 (17.6)
- -------------------------------------------------------    ---------------------


                                                             Year ended December
Comprehensive income                                                    31, 1999
- -------------------------------------------------------    ---------------------
                                                                   ((L) million)
Comprehensive income as previously reported                                 (4.1)
Adjustment to correct deferred tax                                          (7.0)
                                                           ---------------------
Comprehensive income as restated                                           (11.1)
- -------------------------------------------------------    ---------------------


                                                             Year ended December
Shareholders' equity                                                    31, 1999
- -------------------------------------------------------    ---------------------
                                                                   ((L) million)
Shareholders' equity - as adjusted to accord with U.S.
  GAAP as previously reported                                              899.1
Adjustment to correct deferred tax                                          (7.0)
                                                           ---------------------
Shareholders' equity - as adjusted to accord with U.S.
  GAAP as restated                                                         892.1
=======================================================    =====================


Additional information required by FAS 87

  Willis North America has a 401(k) plan covering all eligible employees of Willis North America and its subsidiaries. The plan allows participants to make pre-tax contributions and the Group provides a matching contribution of 3% of employees' annual eligible compensation. All investment assets of the plan are held in a trust account administered by independent trustees. The Group's 401(k) mandatory matching contributions for 2000 and 1999 were approximately (L)3.5 million and (L)3.3 million, respectively.

  The pension cost for the Group's two principal pension plans computed in accordance with the requirements of FAS 87 comprises:

                                                                Year ended         Year ended     September 2 to       January 1 to
                                                              December 31,       December 31,       December 31,       September 1,
Net pension expense                                                   2000               1999               1998               1998
- ------------------------------------------------------     ---------------    ---------------    ---------------    ---------------
                                                                                        ((L) million)
Service cost                                                          26.1               31.0                9.6               19.3
Interest cost                                                         51.7               48.7               14.4               34.5
Expected return on plan assets                                       (74.3)             (65.0)             (17.8)             (76.0)
Net amortization and deferral                                            -               (1.0)                 -               32.9
Termination benefits                                                  (6.0)              12.8                  -                  -
                                                           ---------------    ---------------    ---------------    ---------------
Net pension expense                                                   (2.5)              26.5                6.2               10.7
======================================================     ===============    ===============    ===============    ===============

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

Note 31 - Differences between accounting principles generally accepted in the United Kingdom and the United States (continued)

                                                         December 31,
                                              ----------------------------------
                                                         2000               1999
 -----------------------------------------    ---------------    ---------------
                                                        ((L) million)
Change in benefit obligation
Benefit obligation - beginning of year                  809.4              852.9
Foreign currency exchange rate changes                   15.6                3.6
Service cost                                             26.1               31.0
Interest cost                                            51.7               48.7
Benefits paid                                           (38.5)             (41.6)
Actuarial gains and losses                               (9.8)             (99.0)
Termination benefits                                      1.1               13.8
                                              ---------------    ---------------
Benefit obligation - end of year                        855.6              809.4
 =========================================    ===============    ===============


                                                         December 31,
                                              ----------------------------------
                                                         2000               1999
 -----------------------------------------    ---------------    ---------------
                                                        ((L) million)
Change in plan assets
Plan assets - beginning of year                       1,067.1              905.1
Foreign currency exchange rate changes                   18.1                3.7
Actual return on plan assets                             12.8              188.7
Employer contributions                                   11.2               11.2
Benefits paid                                           (38.5)             (41.6)
                                              ---------------    ---------------
Plan assets - end of year                             1,070.7            1,067.1
 =========================================    ===============    ===============


                                                         December 31,
                                              ----------------------------------
                                                         2000               1999
 -----------------------------------------    ---------------    ---------------
                                                        ((L) million)
Funded status
Plan assets at fair value                             1,070.7            1,067.1
Benefit obligation                                     (855.6)            (809.4)
                                              ---------------    ---------------
Funded status                                           215.1              257.7
Unrecognized net gain                                  (234.2)            (287.7)
Unamortized prior service cost                           (0.2)              (0.2)
                                              ---------------    ---------------
Accrued pension cost                                    (19.3)             (30.2)
 =========================================    ===============    ===============

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

Note 31 - Differences between accounting principles generally accepted in the United Kingdom and the United States (continued)

  The U.K. plan assets are invested mainly in U.K. fixed interest and equity securities and non-U.K. equity securities. The U.S. plan assets are invested mainly in U.S. fixed interest and equity securities.

  The major assumptions used in computing the funded status were:

                                                         December 31,
                                              ----------------------------------
                                                         2000               1999
 -----------------------------------------    ---------------    ---------------
                                                              %
U.K. plan
Expected long-term rate of return on plan
  assets                                                 7.25               7.5
Discount rate                                            6.0                6.0
Expected long-term rate of earnings
  increases                                              3.75               4.0
U.S. plan
Expected long-term rate of return on plan
  assets                                                 8.5                8.5
Discount rate                                            7.25               7.25
Expected long-term rate of earnings
  increases                                              5.0                5.0
 =========================================    ===============    ===============

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

Note 31 - Differences between accounting principles generally accepted in the United Kingdom and the United States (continued)

Additional information required under FAS 109.

  In accordance with FAS 109, the components of the net U.S. GAAP deferred tax asset are as follows:

                                                             December 31,
                                                      --------------------------
                                                                            1999
                                                             2000    as restated
- --------------------------------------------------    -----------    -----------
                                                            ((L) million)
Deferred tax assets:
 Accrued expenses not currently deductible                    6.0            5.9
 U.K. capital losses                                         47.5           47.7
 Accrued retirement benefits                                 12.9           16.0
 Provisions                                                  21.1           28.6
 Allowance for doubtful accounts                              2.5            0.5
 Deferred compensation                                        8.3            6.6
 Other                                                        0.8            0.6
                                                      -----------    -----------
   Gross deferred tax assets                                 99.1          105.9
   Less : valuation allowance                               (47.5)         (62.0)
                                                      -----------    -----------
Net deferred tax assets                                      51.6           43.9
                                                      -----------    -----------
Deferred tax liabilities:
 Tax-leasing transactions                                    (7.7)          (7.7)
 Unremitted foreign earnings                                 (1.1)          (1.8)
 Other                                                       (4.3)          (5.3)
                                                      -----------    -----------
   Deferred tax liabilities                                 (13.1)         (14.8)
                                                      -----------    -----------
Net deferred tax assets                                      38.5           29.1
==================================================    ===========    ===========
The balance sheet classifications of the net
  deferred tax assets would have been:
Deferred tax asset  -- current                                9.3            6.8
                    -- noncurrent                            29.2           22.3
                                                      -----------    -----------
                                                             38.5           29.1
==================================================    ===========    ===========


  The main components of the tax charge attributable to operations are shown in Note 10. A reconciliation of the tax payable at the U.K. standard corporation tax rate and the Group's effective tax rate is also shown in Note 10.

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

Note 31 - Differences between accounting principles generally accepted in the United Kingdom and the United States (continued)

  At December 31, 2000, the Group had a valuation allowance of (L)47.5 million to reduce its deferred tax assets to estimated realizable value. The valuation allowance primarily relates to the deferred tax assets arising from capital loss carryforwards in the U.K. as well as other temporary differences. In the U.K., capital loss carryforwards have no expiration date and capital loss carryforwards can only be offset against capital gains. The reduction in the total valuation allowance for the year ended December 31, 2000 arises principally from confirmation received from the U.K. Inland Revenue regarding the future utilization of certain temporary differences, an element of which was recorded as a fair value adjustment. At December 31, 2000, based upon the level of historical taxable income and projections for future taxable income over the periods in which the temporary differences are anticipated to reverse, and prudent and feasible tax-planning strategies, management believes it is more likely than not that the Group will realize the benefits of these deductible differences, net of the valuation allowances, at December 31, 2000. However, the amount of the deferred tax asset considered realizable could be adjusted in the future if estimates of taxable income are revised. In the event that the valuation allowance of (L)47.5 million at December 31, 2000 is reduced in future years to recognize deferred tax assets, (L)47.5 million will be allocated to reduce goodwill.

  The Group recognizes a deferred tax liability related to the undistributed earnings of subsidiaries when the Group expects that it will recover those undistributed earnings in a taxable manner, such as through receipt of dividends or sale of the investments. The Group does not, however, provide for income taxes on the unremitted earnings of certain other subsidiaries located outside the U.K. because, in management's opinion, such earnings have been indefinitely reinvested in these operations, will be remitted in a tax free liquidation, or will be remitted as dividends with taxes substantially offset by foreign tax credits. It is not practical to determine the amount of unrecognized deferred tax liabilities for temporary differences related to investments in these non-U.K. subsidiaries.

Consolidated statement of cash flows

  The Consolidated Statement of Cash Flows prepared under U.K. GAAP presents substantially the same information as that required under U.S. GAAP but may differ with regard to classification of certain items within the statements and as regards the definition of cash under U.K. GAAP and cash and cash equivalents under U.S. GAAP.

  Under U.K. GAAP, cash flows are presented separately for operating activities, returns on investments and servicing of finance, taxation, capital expenditure and financial investments, acquisitions and disposals, equity dividends paid, management of liquid resources and financing activities. U.S. GAAP requires only three categories of cash flow activity to be reported: operating, investing and financing. Cash flows from taxation and returns on investments and servicing of finance shown under U.K. GAAP would be included as operating activities under U.S. GAAP. Cash flows from capital expenditure and financial investment, acquisitions and disposals, shown separately under U.K. GAAP, would be included as part of the investing activities under U.S. GAAP. The payment of dividends would be included as a financing activity under U.S. GAAP. Cash, as defined by U.S. GAAP, would include cash equivalents with initial maturities of three months or less and would exclude bank overdrafts.

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

Note 31 - Differences between accounting principles generally accepted in the United Kingdom and the United States (continued)

  The categories of cash flow activity under U.S. GAAP can be summarized as follows:

                                                                  Year ended        Year ended     September 2 to      January 1 to
                                                                December 31,      December 31,       December 31,      September 1,
                                                                        2000              1999               1998              1998
 ---------------------------------------------------------    --------------    --------------     --------------    --------------
                                                                                          ((L) million)
Cash provided by/(used in) operating activities                        126.0              57.3               62.3             (30.8)
Cash used in investing activities                                      (28.3)            (13.0)             (39.5)            (30.1)
Cash (used in)/provided by financing activities                        (87.5)            (65.3)              19.0              12.9
                                                              --------------    --------------     --------------    --------------
Increase/(decrease) in cash and cash equivalents                        10.2             (21.0)              41.8             (48.0)
Effect of foreign exchange rate changes                                 (0.4)             (1.1)               1.9              (1.4)
Cash and cash equivalents at start of period                            48.7              70.8               27.1              76.5
                                                              --------------    --------------     --------------    --------------
Cash and cash equivalents at end of period                              58.5              48.7               70.8              27.1
 =========================================================    ==============    ==============     ==============    ==============


  Cash and cash equivalents comprise:

                                                                Year ended         Year ended     September 2 to       January 1 to
                                                              December 31,       December 31,       December 31,       September 1,
                                                                      2000               1999               1998               1998
- ------------------------------------------------------     ---------------    ---------------    ---------------    ---------------
                                                                                        ((L) million)
As shown on balance sheet:
Cash and short-term deposits                                         427.1              363.5              317.1              335.8
Current asset investments                                            318.4              268.0              281.6              383.1
                                                           ---------------    ---------------    ---------------    ---------------
                                                                     745.5              631.5              598.7              718.9
Less: Investments with initial maturity of more than
three months                                                         (27.0)             (20.4)             (35.7)             (27.9)
Fiduciary funds - restricted                                        (660.0)            (562.4)            (492.2)            (663.9)
                                                           ---------------    ---------------    ---------------    ---------------
Cash and cash equivalents at end of period                            58.5               48.7               70.8               27.1
======================================================     ===============    ===============    ===============    ===============


  Under U.K. GAAP, funds held in connection with insurance brokering transactions are included within "Cash and short-term deposits" and "Investments" on the Consolidated Balance Sheet and the movement during the year would be included as part of "Net cash inflow/(outflow) from operating activities" in the Consolidated Statements of Cash Flows. Under U.S. GAAP, such funds would be classified as "Fiduciary funds - restricted," on the Consolidated Balance Sheet and the change would be eliminated in arriving at net cash provided by operations.

Financial instruments with off-balance-sheet risk

Forward foreign exchange contracts and currency options

  Because the Group transacts business in many different currencies, it is exposed to the risks of foreign currency exchange rate movements. To hedge this exposure, the Group enters into forward foreign exchange contracts and currency options.

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

Note 31 - Differences between accounting principles generally accepted in the United Kingdom and the United States (continued)

  The table below summarizes by major currency the contractual amounts of the Group's forward contracts to exchange foreign currencies for pounds sterling. Foreign currency notional amounts are reported in pounds sterling translated at spot rates as at December 31.

                                                             Sell           Sell
                                                             2000(i)        1999
- --------------------------------------------------    -----------    -----------
                                                            ((L) million)
US dollar                                                   100.0           46.6
Euro                                                         19.9           10.0
Japanese yen                                                 11.1           11.3
==================================================    ===========    ===========


(i) Forward exchange contracts range in maturity from 2001 to 2003.

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

  The Group's interest rate swaps by major currency at December 31, were:

                                                                                                            Weighted Average
                                                                                                             Interest Rates
                                                                    -------------    -------------    -----------------------------
                                                                         Notional      Termination
                                                                       Amounts(i)            Dates         Receive              Pay
- ----------------------------------------------------------------    -------------    -------------   -------------    -------------
                                                                      (L) million                                %                %
2000
US dollars              Receive fixed - pay variable                          544           2001-4            6.26             5.82
                        Receive variable - pay fixed                          257             2006            6.22             5.10
Pounds sterling         Receive fixed - pay variable                          198           2001-4            6.55             5.79
Euro                    Receive fixed - pay variable                           39           2001-4            4.52             4.82
Japanese yen            Receive fixed - pay variable                            4             2001            1.70             0.47
1999
US dollars              Receive fixed - pay variable                          441           2000-3            5.97             6.80
                        Receive variable - pay fixed                          262             2006            7.12             5.10
Pounds sterling         Receive fixed - pay variable                          192           2000-3            6.65             6.92
Euro                    Receive fixed - pay variable                           30           2000-2            4.22             4.52
                        Receive variable - pay fixed                            3             2000            3.85             4.61
Japanese yen            Receive fixed - pay variable                            5             2001            1.70             0.47
================================================================    =============    =============   =============    =============


(i) Notional amounts represent pounds sterling equivalents translated at the spot rate as at December 31.

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

Note 31 - Differences between accounting principles generally accepted in the United Kingdom and the United States (continued)

Credit risk and concentrations of credit risk

  Credit risk represents the accounting loss that would be recognized at the reporting date if counterparties failed completely to perform as contracted and from movements in interest rates and foreign exchange rates. The Group does not anticipate nonperformance by counterparties. The Group generally does not require collateral or other security to support financial instruments with credit risk; however, it is the Group's policy to enter into master netting arrangements with counterparties as practical.

  Concentrations of credit risk (whether on or off-balance sheet) that arise from financial instruments exist for groups of customers or counterparties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. Financial instruments on the balance sheet that potentially subject the Group to concentrations of credit risk consists primarily of cash and cash equivalents, commissions receivable and derivatives which are recorded at fair value. The Group maintains a policy providing for the diversification of cash and cash equivalent investments and places its investments in an extensive number of high quality financial institutions to limit the amount of credit risk exposure. Concentrations of credit risk with respect to receivables are limited due to the large number of clients and markets in which the Group does business, as well as the dispersion across many geographic areas. Management does not believe significant risk exists in connection with the Group's concentrations of credit as at December 31, 2000.

Accounting and disclosure of stock-based compensation

  The Company's parent has adopted the Amended and Restated 1998 Share Purchase and Option Plan for Key Employees and the 2000 Willis Award Plan for Key Employees providing for the grant of time-based vesting options and performance-based vesting options and various other share-based grants to employees of the Group. The objectives of these plans include attracting and retaining the best personnel, motivating management personnel by means of growth-related incentives to achieve long range goals and providing employees with the opportunity to increase their share ownership in the parent.

Compensation cost

  The Group applies the intrinsic value method allowed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") in accounting for stock option plans. Under APB 25, compensation expense resulting from awards under fixed plans (the time-based vesting options, options granted pursuant to the 2000 Willis Award Plan and various other share-based grants to employees) are measured as the difference between the best estimate of market price at the first date on which both the number of shares that an individual is entitled to receive and the exercise price, if any, are known. Compensation expense resulting from awards under variable plans, however, is measured as the difference between the best estimate of market price at the date when the number of shares of stock is known (the date the performance conditions are satisfied) and the exercise price; the cost is recognized over the period the employee performs related services. Since the ultimate compensation is unknown until the performance conditions are satisfied, estimates of compensation cost are recorded before the measurement date based on the estimate of market price of the management ordinary shares at the intervening dates in situations where it is probable that the performance conditions will be attained. All fixed plan options were granted at an exercise price equal to management's best estimate of market price of the parent company's management ordinary shares at the measurement date. In addition, the criteria for recognition of compensation expense related to performance-based options have not yet been met. Accordingly, no compensation expense has been recognized in the consolidated statements of operations pursuant to APB 25. The additional information required by SFAS 123, "Accounting for Stock-Based Compensation" ("SFAS 123") is given below.

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

Note 31 - Differences between accounting principles generally accepted in the United Kingdom and the United States (continued)

Amended and Restated 1998 Share Purchase and Option Plan

  This plan, which was established by TA I Limited ("TA I") on December 18, 1998, provides for the granting of time-based vesting and performance-based vesting options to employees of the Group. There are 30,000,000 TA I management ordinary shares available for grant under this plan, subject to certain limitations. All options granted under this plan are exercisable by Group employees at (L)2 per share and expire within 10 years of the date of grant.

  Time-based options are earned upon the fulfillment of vesting requirements. Options are generally exercisable in equal installments of 20% per year over a five-year period commencing on or after December 18, 2000.

  Performance-based options will generally become exercisable in the event and to the extent that certain performance targets are met, which targets are based on the achievement of cash flow targets and EBITDA targets of the Group, as defined in the plan agreements. The number of TA I management ordinary shares subject to performance options which will become exercisable will be zero if threshold performance targets are not met and will thereafter be dependent upon the extent to which such minimum threshold levels are exceeded, up to specified maximum performance targets. If the performance conditions are met, the options will generally become exercisable in equal instalments of 25% per year over a four-year period commencing on or after December 18, 2001.

Willis Award Plan

  This plan, which was established by TA I on July 13, 2000, provides for the granting of time-based options to selected employees of the Group who have been identified as superior performers. There are 5,000,000 TA I management ordinary shares available under this plan provided, subject to certain limitations. All options granted under this plan are exercisable by Group employees at (L)2 per share.

  The options vest immediately on the grant date and are exercisable any time up to July 13, 2010.

Pro forma compensation cost

  The Group applies the intrinsic value method allowed by APB 25 in accounting for stock option plans. Had compensation cost for such plans been determined consistent with the fair value method prescribed by SFAS 123, the Group's net income/(loss) and net earnings/(loss) per ordinary share for 2000 and 1999 would have been reduced to the pro forma amounts indicated in the table below.

                                                             2000           1999
- --------------------------------------------------    -----------    -----------
                                                      ((L) million, except share
                                                                data)
Net income/(loss):
 As reported                                                 67.8          (17.6)
 Pro forma                                                   64.7          (20.1)
Net income earnings/(loss) per share:
Basic and diluted:
 As reported                                                 14.2p          (3.7)p
 Pro forma                                                   13.6p          (4.3)p
==================================================    ===========    ===========

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

Note 31 - Differences between accounting principles generally accepted in the United Kingdom and the United States (continued)

  The fair value of each option grant involving the management ordinary shares of TA I is included in pro forma net income (loss) presented above is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 2000 and 1999, respectively: dividend yield of 0% in 2000 and 0% in 1999, expected volatility of 30% in 2000 and 1999, risk-free interest rate of 5.26% in 2000 and 6.42% in 1999, and a weighted-average expected life of three years in both 2000 and 1999. The compensation cost as generated by the Black-Scholes model may not be indicative of the future benefit, if any that may be received by the option holder. The weighted average fair value of options granted during the years ended December 31, 2000 and 1999 was 54 pence and 59 pence per parent company, management ordinary share, respectively.

  The Black-Scholes model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions. Because the stock options granted have characteristics significantly different from those of traded options (the parent company's management ordinary shares are not traded), and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value for its employee stock options.

  TA I management stock option transactions under the plans as of and for the years ended December 31, are as follows:

                                                                            2000                                1999
                                                             ---------------------------------    ---------------------------------
                                                                                      Weighted                             Weighted
                                                                                       average                              average
                                                                                      exercise                             exercise
                                                                      Shares             price             Shares             price
 ---------------------------------------------------------    --------------    --------------     --------------    --------------
Balance, beginning of year                                        22,008,216              (L)2         21,976,966              (L)2
Granted                                                            8,534,222                              796,250
Exercised                                                            (61,375)                                   -
Forfeited                                                         (1,549,498)                            (765,000)
                                                              --------------    --------------     --------------    --------------
Balance, end of year                                              28,931,565              (L)2         22,008,216              (L)2
                                                              ==============    ==============     ==============    ==============
Options exercisable as at year end                                 2,438,622                                    -
 =========================================================    ==============                       ==============


  At December 31, 2000, 28,931,565 options in TA I management ordinary shares had been granted to employees of the Group, of which 2,438,622 are currently exercisable. All options are exercisable at (L)2 per share.

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

Note 31 - Differences between accounting principles generally accepted in the United Kingdom and the United States (continued)

Restructuring costs

  Under U.S. GAAP the Group recorded charges of (L)12.1 million and (L)4.0 million primarily for employee termination benefits and excess operating lease obligations as a result of restructuring plans during the years ended December 31, 2000 and 1999, respectively. Such charges have been recorded as restructuring costs in the consolidated statements of operations.

  In the fourth quarter of 1999, the Group announced a comprehensive restructuring plan to segment accounts, eliminate unprofitable accounts and activities, consolidate several sales process functions and streamline and centralize client service functions such as claims handling, policy issuance and the issuance of insurance certificates in the North American operations. Pursuant to this plan, the Group expects to eliminate 275 positions and physically segregate and discontinue use of certain leased office space which, where economically feasible, will be subleased. This restructuring plan resulted in the Group recording a charge of (L)4.0 million representing employee termination benefits in 1999 and a charge of (L)6.9 million representing excess operating lease obligations (net of expected sublease income) in 2000. At December 31, 2000, 266 employees had been terminated as a result of the restructuring plan.

  In 2000, the Group developed a plan to exit certain business lines including the sale of the municipality business of Public Entities National Corporation ("PENCO"), part of the US wholesale operations, and the sale or closure of certain other nonstrategic businesses. As a result of these plans, it is expected that approximately 250 employees will be terminated. The sale of the municipality business of PENCO was completed in January 2001 while the proposed sale or closure of certain other nonstrategic businesses is expected to be completed by July 2001. Restructuring charges of (L)5.2 million were recorded by the Group in the fourth quarter of 2000, representing (L)2.8 million of employee termination benefits, (L)0.8 million of excess operating lease obligations and (L)1.6 million of other exit costs relating to these plans. At December 31, 2000, no employees had been terminated.

  Selected information for restructuring charges follows:

                                                                                               Excess
                                                                              Employee      operating
                                                                           termination          lease
                                                                              benefits    obligations          Other          Total
- -----------------------------------------------------------------------    -----------    -----------    -----------    -----------
                                                                                                ((L) million)
January 1, 1999                                                                      -              -              -              -
Restructuring charge                                                               4.0              -              -            4.0
                                                                           -----------    -----------    -----------    -----------
December 31, 1999                                                                  4.0              -              -            4.0
Restructuring charge                                                               2.8            7.7            1.6           12.1
Used in year                                                                      (3.5)          (2.4)          (0.3)          (6.2)
                                                                           -----------    -----------    -----------    -----------
December 31, 2000                                                                  3.3            5.3            1.3            9.9
- -----------------------------------------------------------------------    -----------    -----------    -----------    -----------

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

Note 31 - Differences between accounting principles generally accepted in the United Kingdom and the United States (continued)

Debt and equity securities

  U.S. GAAP requires debt and equity investments to be classified into three categories: held-to-maturity, trading and available-for-sale. All the Group's investments have been classified as available-for-sale.

  The debt securities held at December 31, 2000 comprise:

                                                                             Amortized     Unrealized     Unrealized
                                                                                  cost          gains         losses     Fair value
- -----------------------------------------------------------------------    -----------    -----------    -----------    -----------
                                                                                                ((L) million)
U.S. Government securities                                                         5.0            0.2              -            5.2
U.K. Government securities                                                         3.6              -              -            3.6
Other foreign government securities                                               12.7            0.2              -           12.9
Corporate debt securities                                                          5.2            0.1              -            5.3
                                                                           -----------    -----------    -----------    -----------
                                                                                  26.5            0.5              -           27.0
- -----------------------------------------------------------------------    -----------    -----------    -----------    -----------


  During 2000 sales of debt securities totalled (L)16.4 million (1999: (L)28.2 million). Realised gains and losses on debt securities are included in earnings.

  Maturities of debt securities held at December 31, 2000 are as follows:

                                                             December 31,
                                                      --------------------------
                                                             2000           1999
- --------------------------------------------------    -----------    -----------
                                                            ((L) million)
after one year through five years                            23.9           21.3
after five years                                              2.6              -
                                                      -----------    -----------
                                                             26.5           21.3
==================================================    ===========    ===========


Segments

  SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131") establishes standards for reporting information about operating segments and related disclosures products and services, geographic areas, and major customers. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision-maker in deciding how to allocate resources and in assessing performance.

  The Group conducts its worldwide insurance brokering activities through three operating segments: US Operations, International and Global Business. Each operating segment exhibits similar economic characteristics, provides similar products and services and distributes same through common distribution channels to a common type or class of customer. In addition, the regulatory environment in each region is similar. Consequently, for financial reporting purposes the Group has aggregated these three operating segments into one reportable segment.

  None of the Group's customers represented more than 10% of the Group's consolidated commissions and fees for the years ended December 31, 2000 and 1999.

  The Group has not reported revenues from external customers for each product and service or each group of similar products and services as the Group's internal systems do not allow for the generation of such information.

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

Note 31 - Differences between accounting principles generally accepted in the United Kingdom and the United States (continued)

Change in accounting pronouncements

  In November 1999, the United States Securities and Exchange Commission (the "SEC") issued Staff Accounting Bulletin No. 101, "Revenue Recognition" ("SAB 101"). This Bulletin sets forth the SEC Staff's position regarding the point at which it is appropriate for a company to recognize revenue. The Staff believes that revenue is realizable and earned when all of the following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or service has been rendered, (iii) the seller's price to the buyer is fixed or determinable and (iv) collectibility is reasonably assured. The Company has reviewed these criteria and believes its policy for revenue recognition to be in accordance with SAB 101.

Note 32 - New accounting standards

  The following U.K. accounting standards have been recently issued:

  FRS 17, "Retirement Benefits", was issued in November 2000, and is fully effective for accounting periods ending on or after June 22, 2003. Certain of the disclosure requirements are effective for periods prior to the June 2003 deadline. The standard requires that financial statements reflect at fair value the assets and liabilities arising from an employer's retirement benefit obligations and related funding. The operating costs of providing retirement benefits are recognised in the period in which they are earned together with any related finance costs and changes in the value of the related assets and liabilities. The impact of FRS 17 on the Group's financial position and results has not yet been determined and is currently under review.

  FRS 18, "Accounting Policies", was issued in December 2000, and is effective for accounting periods ending on or after June 22, 2001. The standard sets out the principles to be followed in selecting accounting policies and the disclosures required. The standard is not expected to have a significant impact when it is applied.

  FRS 19, "Deferred Tax", was issued in December 2000, and is effective for accounting periods ending on or after January 23, 2002. The standard requires full provision to be made for deferred tax assets and liabilities arising from most types of timing difference. The standard allows, but does not require, a policy of discounting deferred tax assets and liabilities. The impact of FRS 19 on the Group's financial position and results has not yet been determined and is currently under review.

  The following U.S. accounting standards have been recently issued:

  SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") as amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133", and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities", is effective for the Company as of January 1, 2001. SFAS 133 requires that all derivative instruments be recorded on the balance sheet at fair value. Gains or losses resulting from changes in the value of derivatives are accounted for depending on the intended use of the derivative and whether they qualify for hedge accounting. The adoption of SFAS 133, effective January 1, 2001, will result in an increase in other comprehensive income, net of tax, of (L)5.3 million reported as the cumulative effect of adopting an accounting principle.

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

  FASB Interpretation 44, "Accounting for Certain Transactions Involving Stock Compensation", ("FIN 44"), was adopted by the Group effective July 1, 2000. FIN 44 provides an interpretation of APB 25 on accounting for employee stock compensation and describes its application to certain transactions. It applies on a prospective basis to events occurring after July 1, 2000, except for certain transactions involving options granted to non-employees, repriced fixed options, and modification to add reload option features, which apply to awards granted after December 31, 1998. The provisions of FIN 44 have not impacted transactions entered into during the 6 months ended December 31, 2000.

Note 33 - Condensed consolidating financial information

  In February 1999, Willis North America (the "Issuer"), a wholly owned subsidiary of the Company, issued the Notes. The Company and Willis Partners, also a wholly owned subsidiary of the Company, jointly and severally, fully and unconditionally, irrevocably guaranteed the Notes.

  In connection with these guarantees, the Company is required to provide condensed consolidating financial information for its subsidiary guarantors. This information is presented below for: (i) the Company, on a stand alone basis as a guarantor, (ii) Willis Partners, also as a guarantor, (iii) the Issuer, (iv) other non-guarantor subsidiaries of the Company on a combined basis ("Other"), (v) consolidating adjustments ("Eliminations") and (vi) total consolidated amounts ("Consolidated"). The Company column presents investments in all subsidiaries under the equity method.

  All financial statements are prepared according to U.K. GAAP and reconciled with U.S. GAAP.

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

                                                                            Year ended December 31, 2000
                                                  ---------------------------------------------------------------------------------
                                                         The        Willis
Consolidated Statement of Income                     Company      Partners     The Issuer         Other  Eliminations  Consolidated
- ----------------------------------------------    ----------    ----------     ----------    ----------    ----------    ----------
                                                                                    ((L) million)
Operating revenues                                       2.2             -          405.2         468.6         (15.0)        861.0
Operating expenses                                      (0.7)            -         (355.6)       (358.2)        (16.6)       (731.1)
                                                  ----------    ----------     ----------    ----------    ----------    ----------
Operating income/(loss)                                  1.5             -           49.6         110.4         (31.6)        129.9
Gain/(loss) on disposal/closure of operations            0.2             -           (5.2)         95.6         (95.7)         (5.1)
Share of profit/(loss) of associates                       -             -              -           6.0          (1.4)          4.6
Equity accounted subsidiaries                           91.7             -              -             -         (91.7)            -
Interest income                                         34.8             -           52.3          70.8         (99.7)         58.2
Interest expense                                           -         (25.1)         (56.0)        (16.8)         40.0         (57.9)
                                                  ----------    ----------     ----------    ----------    ----------    ----------
Income/(loss) before taxation                          128.2         (25.1)          40.7         266.0        (280.1)        129.7
Taxation                                               (36.8)            -           (7.6)        (27.0)         34.6         (36.8)
Equity minority interests                                  -             -              -          (0.2)         (1.3)         (1.5)
                                                  ----------    ----------     ----------    ----------    ----------    ----------
Net income/(loss)                                       91.4         (25.1)          33.1         238.8        (246.8)         91.4
Adjustments to accord with U.S. GAAP
Operating expenses - restructuring costs                   -             -           (6.9)            -             -          (6.9)
Amortization of goodwill and expirations                   -             -              -             -         (21.2)        (21.2)
Gain on the disposal of operations                         -             -              -           0.2             -           0.2
Revaluation of forward exchange contracts and
  other financial instruments                              -             -              -          (1.6)            -          (1.6)
Pension costs                                              -             -            7.1          (0.2)            -           6.9
Equity accounted subsidiaries                          (23.6)            -              -             -          23.6             -
Deferred taxes                                             -             -           (0.3)          0.6          (1.3)         (1.0)
                                                  ----------    ----------     ----------    ----------    ----------    ----------
Net income/(loss) as adjusted to accord with
  U.S. GAAP                                             67.8         (25.1)          33.0         237.8        (245.7)         67.8
==============================================    ==========    ==========     ==========    ==========    ==========    ==========

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

                                                                            Year ended December 31, 1999
                                                  ---------------------------------------------------------------------------------
                                                         The        Willis
Consolidated Statement of Income                     Company      Partners     The Issuer         Other  Eliminations  Consolidated
- ----------------------------------------------    ----------    ----------     ----------    ----------    ----------    ----------
                                                                                    ((L) million)
Operating revenues                                       3.4             -          359.2         415.1         (11.3)        766.4
Operating expenses before exceptional items              2.0             -         (357.1)       (355.5)         (4.2)       (714.8)
Exceptional items                                          -             -              -         (54.6)            -         (54.6)
Operating expenses                                       2.0             -         (357.1)       (410.1)         (4.2)       (769.4)
                                                  ----------    ----------     ----------    ----------    ----------    ----------
Operating income/(loss)                                  5.4             -            2.1           5.0         (15.5)         (3.0)
Gain/(loss) on disposal/closure of operations            0.3             -              -           4.1          (2.9)          1.5
Share of profit/(loss) of associates                       -             -              -           8.0          (1.4)          6.6
Equity accounted subsidiaries                          (32.1)            -              -             -          32.1             -
Interest income                                         31.2             -           51.2          34.4         (60.0)         56.8
Interest expense                                        (0.1)        (22.4)         (53.5)        (11.8)         33.6         (54.2)
                                                  ----------    ----------     ----------    ----------    ----------    ----------
(Loss)/income before taxation                            4.7         (22.4)          (0.2)         39.7         (14.1)          7.7
Taxation                                               (11.1)            -            6.6         (12.4)          5.8         (11.1)
Equity minority interests                                  -             -              -          (0.1)         (2.9)         (3.0)
                                                  ----------    ----------     ----------    ----------    ----------    ----------
Net income/(loss)                                       (6.4)        (22.4)           6.4          27.2         (11.2)         (6.4)
Adjustments to accord with U.S. GAAP
Operating expenses - pension review                        -             -              -          15.0             -          15.0
Operating expenses - restructuring costs                   -             -            6.5             -             -           6.5
Amortization of goodwill and expirations                   -             -              -             -         (19.9)        (19.9)
Gain on the disposal of operations                         -             -              -           4.8             -           4.8
Revaluation of forward exchange contracts and
  other financial instruments                              -             -              -          (2.0)            -          (2.0)
Pension costs                                              -             -          (13.9)          1.3             -         (12.6)
Equity accounted subsidiaries                          (11.2)            -              -             -          11.2             -
Deferred taxes                                             -             -            3.9           0.2          (7.1)         (3.0)
                                                  ----------    ----------     ----------    ----------    ----------    ----------
Net (loss)/income as adjusted to accord with
  U.S. GAAP                                            (17.6)        (22.4)           2.9          46.5         (27.0)        (17.6)
==============================================    ==========    ==========     ==========    ==========    ==========    ==========

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

                                                                          September 2 to December 31, 1998
                                                  ---------------------------------------------------------------------------------
                                                         The        Willis            The
Consolidated Statement of Income                     Company      Partners         Issuer         Other  Eliminations  Consolidated
- ----------------------------------------------    ----------    ----------     ----------    ----------    ----------    ----------
                                                                                    ((L) million)
Operating revenues                                       0.7             -          116.3         136.0          (3.6)        249.4
Operating expenses before exceptional items             (7.2)            -         (145.4)        (75.4)          4.6        (223.4)
Exceptional items                                          -             -              -          (5.0)            -          (5.0)
Operating expenses                                      (7.2)            -         (145.4)        (80.4)          4.6        (228.4)
                                                  ----------    ----------     ----------    ----------    ----------    ----------
Operating (loss)/income                                 (6.5)            -          (29.1)         55.6           1.0          21.0
Gain/(loss) on disposal/closure of operations            0.3             -           30.0        (184.5)        152.9          (1.3)
Share of loss of associates                                -             -              -          (1.4)            -          (1.4)
Equity accounted subsidiaries                           16.8             -              -             -         (16.8)            -
Interest income                                          5.6             -            4.7           3.3          (6.5)          7.1
Interest expense                                        (1.0)         (2.7)          (7.1)        (11.4)         13.9          (8.3)
                                                  ----------    ----------     ----------    ----------    ----------    ----------
(Loss)/income before taxation                           15.2          (2.7)          (1.5)       (138.4)        144.5          17.1
Taxation                                               (40.9)            -           (2.3)        (31.9)         34.2         (40.9)
Equity minority interests                                  -             -              -             -          (1.9)         (1.9)
                                                  ----------    ----------     ----------    ----------    ----------    ----------
Net (loss)/income                                      (25.7)         (2.7)          (3.8)       (170.3)        176.8         (25.7)
Adjustments to accord with U.S. GAAP
Amortization of goodwill and expirations                   -             -              -             -          (6.5)         (6.5)
Revaluation of forward exchange contracts and
  other financial instruments                              -             -              -          (3.7)            -          (3.7)
Pension costs                                              -             -           (0.8)         (0.9)            -          (1.7)
Equity accounted subsidiaries                          (10.2)            -              -             -          10.2             -
Deferred taxes                                             -             -            0.3           1.4             -           1.7
                                                  ----------    ----------     ----------    ----------    ----------    ----------
Net (loss)/income as adjusted to accord with
  U.S. GAAP                                            (35.9)         (2.7)          (4.3)       (173.5)        180.5         (35.9)
==============================================    ==========    ==========     ==========    ==========    ==========    ==========

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

                                                                           January 1 to September 1, 1998
                                                  ---------------------------------------------------------------------------------
                                                         The        Willis
Consolidated Statement of Income                     Company      Partners     The Issuer         Other  Eliminations  Consolidated
- ----------------------------------------------    ----------    ----------     ----------    ----------    ----------    ----------
                                                                                    ((L) million)
Operating revenues                                       1.3             -          224.7         250.3          (7.5)        468.8
Operating expenses before exceptional items              4.1             -         (206.6)       (211.9)          2.4        (412.0)
Exceptional items                                      (10.8)            -              -         (25.0)            -         (35.8)



Operating expenses                                      (6.7)            -         (206.6)       (236.9)          2.4        (447.8)
                                                  ----------    ----------     ----------    ----------    ----------    ----------
Operating (loss)/income                                 (5.4)            -           18.1          13.4          (5.1)         21.0
Gain/(loss) on disposal/closure of operations            2.0             -          (30.0)            -             -         (28.0)
Share of profit of associates                              -             -              -           7.7             -           7.7
Equity accounted subsidiaries                           (4.8)            -              -             -           4.8             -
Interest income                                          7.8             -           (2.7)        (19.5)         14.4             -
Interest expense                                        (1.7)            -           (0.1)         (7.6)          7.4          (2.0)
                                                  ----------    ----------     ----------    ----------    ----------    ----------
(Loss)/income before taxation                           (2.1)            -          (14.7)         (6.0)         21.5          (1.3)
Taxation                                               (13.5)            -           (2.7)         (5.9)          8.6         (13.5)
Equity minority interests                                  -             -              -             -          (0.8)         (0.8)
                                                  ----------    ----------     ----------    ----------    ----------    ----------
Net (loss)/income                                      (15.6)            -          (17.4)        (11.9)         29.3         (15.6)
Adjustments to accord with U.S. GAAP
Amortization of goodwill and expirations                   -             -              -             -         (12.0)        (12.0)
Gain on the disposal of operations                         -             -              -             -           9.6           9.6
Revaluation of forward exchange contracts and
  other financial instruments                              -             -              -           0.2             -           0.2
Pension costs                                              -             -           (0.3)         (1.3)            -          (1.6)
Equity accounted subsidiaries                           (3.4)            -              -             -           3.4             -
Deferred taxes                                             -             -            0.1           0.3             -           0.4
                                                  ----------    ----------     ----------    ----------    ----------    ----------
Net (loss)/income as adjusted to accord with
  U.S. GAAP                                            (19.0)            -          (17.6)        (12.7)         30.3         (19.0)
==============================================    ==========    ==========     ==========    ==========    ==========    ==========

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

                                                                                  December 31, 2000
                                                  ---------------------------------------------------------------------------------
                                                         The        Willis
Consolidated Balance Sheet                           Company      Partners     The Issuer         Other  Eliminations  Consolidated
- ----------------------------------------------    ----------    ----------     ----------    ----------    ----------    ----------
                                                                                    ((L) million)
ASSETS
Current assets
Cash and short-term deposits                             0.1             -          111.7         315.2           0.1         427.1
Investments                                                -             -           73.7         244.7             -         318.4
Accounts receivable                                    696.4             -        2,302.1       2,181.8        (668.5)      4,511.8
                                                  ----------    ----------     ----------    ----------    ----------    ----------
   Total current assets                                696.5             -        2,487.5       2,741.7        (668.4)      5,257.3
                                                  ----------    ----------     ----------    ----------    ----------    ----------
Fixed assets
Intangible assets - goodwill                               -             -            2.4          70.7         (37.9)         35.2
Tangible assets                                            -             -           27.1         100.9             -         128.0
Investments                                            109.1         337.9            0.9       1,009.1      (1,412.3)         44.7
Equity accounted subsidiaries                         (427.7)            -              -             -         427.7             -
                                                  ----------    ----------     ----------    ----------    ----------    ----------
   Total fixed assets                                 (318.6)        337.9           30.4       1,180.7      (1,022.5)        207.9
                                                  ----------    ----------     ----------    ----------    ----------    ----------
Total assets                                           377.9         337.9        2,517.9       3,922.4      (1,690.9)      5,465.2
==============================================    ==========    ==========     ==========    ==========    ==========    ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable                                           -             -        1,462.4       2,288.1         (94.7)      3,655.8
Corporate tax                                            2.9             -            3.9          20.6          14.2          41.6
Accruals and deferred income                             0.5             -           38.8          47.0             -          86.3
Other current liabilities                              289.1          52.4          203.2         588.4        (325.1)        808.0
                                                  ----------    ----------     ----------    ----------    ----------    ----------
   Total current liabilities                           292.5          52.4        1,708.3       2,944.1        (405.6)      4,591.7
                                                  ----------    ----------     ----------    ----------    ----------    ----------
Noncurrent liabilities
Bank loans and loan notes                                  -             -          634.3             -             -         634.3
Other noncurrent liabilities                               -         266.7           28.6           7.3        (266.7)         35.9
                                                  ----------    ----------     ----------    ----------    ----------    ----------
   Total noncurrent liabilities                            -         266.7          662.9           7.3        (266.7)        670.2
                                                  ----------    ----------     ----------    ----------    ----------    ----------
Provisions for liabilities and charges                     -             -           20.3          84.4           0.4         105.1
Equity minority interests                                  -             -              -           0.7          12.1          12.8
                                                  ----------    ----------     ----------    ----------    ----------    ----------
   Total liabilities and minority interests            292.5         319.1        2,391.5       3,036.5        (659.8)      5,379.8
                                                  ----------    ----------     ----------    ----------    ----------    ----------
 Total shareholders' equity                             85.4          18.8          126.4         885.9      (1,031.1)         85.4
                                                  ----------    ----------     ----------    ----------    ----------    ----------
Total liabilities and shareholders' equity             377.9         337.9        2,517.9       3,922.4      (1,690.9)      5,465.2
==============================================    ==========    ==========     ==========    ==========    ==========    ==========
 Total shareholders' equity under U.K. GAAP             85.4          18.8          126.4         885.9      (1,031.1)         85.4
Adjustments to accord with U.S. GAAP
Fixed assets
 Intangible assets
   Goodwill                                                -             -              -             -         829.4         829.4
 Equity accounted subsidiaries                         832.4             -              -             -        (832.4)            -
Current assets
 Investments                                               -             -              -           0.5             -           0.5
 Receivables - unrealized gain on forward
  exchange contracts                                       -             -              -          (0.9)            -          (0.9)
 Pension cost asset                                        -             -              -           6.7             -           6.7
Non current liabilites
 Pension cost liability                                    -             -          (29.5)            -             -         (29.5)
Deferred taxes - effect of above adjustments               -             -           11.2          (1.7)         16.7          26.2
                                                  ----------    ----------     ----------    ----------    ----------    ----------
Shareholders' equity as adjusted to accord
  with U.S. GAAP                                       917.8          18.8          108.1         890.5      (1,017.4)        917.8
==============================================    ==========    ==========     ==========    ==========    ==========    ==========

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

                                                                                  December 31, 1999
                                                  ---------------------------------------------------------------------------------
                                                         The        Willis
Consolidated Balance Sheet                           Company      Partners     The Issuer         Other  Eliminations  Consolidated
- ----------------------------------------------    ----------    ----------     ----------    ----------    ----------    ----------
                                                                                    ((L) million)
ASSETS
Current assets
Cash and short-term deposits                             7.8           0.1           46.9         308.6           0.1         363.5
Investments                                                -             -          102.1         165.9             -         268.0
Accounts receivable                                    706.6             -        1,774.6       1,860.6        (463.2)      3,878.6
                                                  ----------    ----------     ----------    ----------    ----------    ----------
 Total current assets                                  714.4           0.1        1,923.6       2,335.1        (463.1)      4,510.1
                                                  ----------    ----------     ----------    ----------    ----------    ----------
Fixed assets
Intangible assets - goodwill                               -             -            2.8         (26.0)         53.3          30.1
Tangible assets                                            -             -           29.5         106.2             -         135.7
Investments                                            109.8         312.9            1.3         874.2      (1,251.6)         46.6
Equity accounted subsidiaries                         (444.5)            -              -             -         444.5             -
                                                  ----------    ----------     ----------    ----------    ----------    ----------
 Total fixed assets                                   (334.7)        312.9           33.6         954.4        (753.8)        212.4
                                                  ----------    ----------     ----------    ----------    ----------    ----------
Total assets                                           379.7         313.0        1,957.2       3,289.5      (1,216.9)      4,722.5
==============================================    ==========    ==========     ==========    ==========    ==========    ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable                                           -             -        1,104.1       1,954.3         (72.8)      2,985.6
Corporate tax                                            3.8             -            3.8          10.3          11.9          29.8
Accruals and deferred income                             0.5             -           35.3          30.9             -          66.7
Other current liabilities                              273.6          25.1           69.3         569.8        (176.1)        761.7
                                                  ----------    ----------     ----------    ----------    ----------    ----------
 Total current liabilities                             277.9          25.1        1,212.5       2,565.3        (237.0)      3,843.8
                                                  ----------    ----------     ----------    ----------    ----------    ----------
Noncurrent liabilities
Bank loans and loan notes                                  -             -          604.7             -             -         604.7
Other noncurrent liabilities                               -         246.9           32.3           4.3        (246.9)         36.6
                                                  ----------    ----------     ----------    ----------    ----------    ----------
 Total noncurrent liabilities                              -         246.9          637.0           4.3        (246.9)        641.3
                                                  ----------    ----------     ----------    ----------    ----------    ----------
Provisions for liabilities and charges                     -             -           21.1         101.6           1.8         124.5
Equity minority interests                                  -             -              -           0.4          10.7          11.1
                                                  ----------    ----------     ----------    ----------    ----------    ----------
 Total liabilities and minority interests              277.9         272.0        1,870.6       2,671.6        (471.4)      4,620.7
                                                  ----------    ----------     ----------    ----------    ----------    ----------
 Total shareholders' equity                            101.8          41.0           86.6         617.9        (745.5)        101.8
                                                  ----------    ----------     ----------    ----------    ----------    ----------
Total liabilities and shareholders' equity             379.7         313.0        1,957.2       3,289.5      (1,216.9)      4,722.5
==============================================    ==========    ==========     ==========    ==========    ==========    ==========
 Total shareholders' equity under U.K. GAAP            101.8          41.0           86.6         617.9        (745.5)        101.8
Adjustments to accord with U.S. GAAP
Fixed assets
 Intangible assets
   Goodwill                                                -             -              -             -         790.6         790.6
 Equity accounted subsidiaries                         790.3             -              -             -        (790.3)            -
Current assets
  Investments                                              -             -              -          (0.9)            -          (0.9)
 Receivables - unrealized gain on forward
  exchange contracts                                       -             -              -           0.7             -           0.7
 Pension cost asset                                        -             -              -           6.9             -           6.9
Non current liabilites
 Pension cost liability                                    -             -          (34.4)            -             -         (34.4)
Provisions for liabilities and charges
 Surplus property provisions                               -             -            6.5             -             -           6.5
Deferred taxes - effect of above adjustments               -             -           10.5          (0.8)         11.2          20.9
                                                  ----------    ----------     ----------    ----------    ----------    ----------
Shareholders' equity as adjusted to accord
  with U.S. GAAP                                       892.1          41.0           69.2         623.8        (734.0)        892.1
==============================================    ==========    ==========     ==========    ==========    ==========    ==========

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

                                                                            Year ended December 31, 2000
                                                  ---------------------------------------------------------------------------------
                                                         The        Willis            The
Condensed Statement of Cash Flows                    Company      Partners         Issuer         Other  Eliminations  Consolidated
- ----------------------------------------------    ----------    ----------     ----------    ----------    ----------    ----------
                                                                                    ((L) million)
Net cash (outflow)/inflow from operating
  activities                                               -          (0.1)          65.5         141.0             -         206.4
Dividends from associates                                  -             -              -           3.2             -           3.2
Net cash inflow/(outflow) for returns on
  investment and servicing of finance                   27.2         (24.8)           5.1          68.5         (74.7)          1.3
Taxation                                                (4.2)            -           (9.5)         (4.3)            -         (18.0)
Net cash outflow for capital expenditure and
  financial investment                                     -             -           (6.0)        (10.8)            -         (16.8)
Net cash outflow for acquisitions and
  disposals                                                -             -           (0.9)         (4.9)            -          (5.8)
Equity dividends paid                                  (13.1)            -              -         (74.7)         74.7         (13.1)
                                                  ----------    ----------     ----------    ----------    ----------    ----------
Cash flow before management of liquid
  resources and financing                                9.9         (24.9)          54.2         118.0             -         157.2
Management of liquid resources                             -             -          (34.1)          1.6             -         (32.5)
Net cash (outflow)/inflow from financing               (17.6)         24.8          (28.3)        (53.3)            -         (74.4)
                                                  ----------    ----------     ----------    ----------    ----------    ----------
(Decrease)/increase in cash in the year                 (7.7)         (0.1)          (8.2)         66.3             -          50.3
==============================================    ==========    ==========     ==========    ==========    ==========    ==========
Consolidated Statement of Cash Flows in
  accordance with U.S. GAAP
Cash provided by/(used in) operating
  activities                                            23.0         (24.9)          35.2         167.4         (74.7)        126.0
Cash used in investing activities                          -             -           (6.9)        (21.4)            -         (28.3)
Cash (used in)/provided by financing
  activities                                           (30.7)         24.8          (28.3)       (128.0)         74.7         (87.5)
                                                  ----------    ----------     ----------    ----------    ----------    ----------
 (Decrease)/increase in cash and cash
  equivalents                                           (7.7)         (0.1)             -          18.0             -          10.2
Effect of foreign exchange rates                           -             -            0.4          (0.8)            -          (0.4)
 Cash and cash equivalents at start of year              7.8           0.1            5.3          35.5             -          48.7
                                                  ----------    ----------     ----------    ----------    ----------    ----------
 Cash and cash equivalents at end of year                0.1             -            5.7          52.7             -          58.5
==============================================    ==========    ==========     ==========    ==========    ==========    ==========

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

                                                                            Year ended December 31, 1999
                                                  ---------------------------------------------------------------------------------
                                                         The        Willis            The
Condensed Statement of Cash Flows                    Company      Partners         Issuer         Other  Eliminations  Consolidated
- ----------------------------------------------    ----------    ----------     ----------    ----------    ----------    ----------
                                                                                    ((L) million)
Net cash inflow from operating activities                  -             -           42.8          87.6             -         130.4
Dividends from associates                                  -             -              -           2.2             -           2.2
Net cash (inflow)/outflow for returns on
  investment and servicing of finance                   20.8         (18.6)          (0.4)         33.1         (37.7)         (2.8)
Taxation                                                 1.5             -            2.4         (16.7)            -         (12.8)
Net cash outflow for capital expenditure and
  financial investment                                     -             -           (7.8)        (10.3)            -         (18.1)
Net cash inflow/(outflow) for acquisitions
  and disposals                                          3.1             -           (0.1)        (13.5)            -         (10.5)
Equity dividends paid                                   (9.9)            -              -         (37.7)         37.7          (9.9)
                                                  ----------    ----------     ----------    ----------    ----------    ----------
Cash flow before management of liquid
  resources and financing                               15.5         (18.6)          36.9          44.7             -          78.5
Management of liquid resources                             -             -          (17.3)        (26.0)            -         (43.3)
Net cash (outflow)/inflow from financing               (23.3)         18.6          (24.6)        (21.4)            -         (50.7)
                                                  ----------    ----------     ----------    ----------    ----------    ----------
Decrease in cash in the year                            (7.8)            -           (5.0)         (2.7)            -         (15.5)
==============================================    ==========    ==========     ==========    ==========    ==========    ==========
Consolidated Statement of Cash Flows in
  accordance with U.S. GAAP
Cash provided by/(used in) operating
  activities                                            22.3         (18.6)          35.4          55.9         (37.7)         57.3
Cash provided by/(used in) investing
  activities                                             3.1             -           (7.9)         (8.2)            -         (13.0)
Cash (used in)/provided by financing
  activities                                           (33.2)         18.6          (29.3)        (59.1)         37.7         (65.3)
                                                  ----------    ----------     ----------    ----------    ----------    ----------
 Decrease in cash and cash equivalents                  (7.8)            -           (1.8)        (11.4)            -         (21.0)
Effect of foreign exchange rates                           -             -            0.1          (1.2)            -          (1.1)
 Cash and cash equivalents at start of year             15.6           0.1            7.0          48.1             -          70.8
                                                  ----------    ----------     ----------    ----------    ----------    ----------
 Cash and cash equivalents at end of year                7.8           0.1            5.3          35.5             -          48.7
==============================================    ==========    ==========     ==========    ==========    ==========    ==========

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

                                                                          September 2 to December 31, 1998
                                                  ---------------------------------------------------------------------------------
                                                         The        Willis
Condensed Statement of Cash Flows                    Company      Partners     The Issuer         Other  Eliminations  Consolidated
- ----------------------------------------------    ----------    ----------     ----------    ----------    ----------    ----------
                                                                                    ((L) million)
Net cash outflow from operating activities                 -             -          (34.1)        (63.6)            -         (97.7)
Dividends from associates                                  -             -              -           0.5             -           0.5
Net cash (outflow)/inflow for returns on
  investment and servicing of finance                   (0.3)            -           (9.0)          1.8          (3.2)        (10.7)
Taxation                                                 3.5             -           (6.7)        (15.3)            -         (18.5)
Net cash outflow for capital expenditure and
  financial investment                                     -             -           (3.0)         (5.8)            -          (8.8)
Net cash outflow for acquisitions and
  disposals                                                -             -           (2.1)        (21.0)            -         (23.1)
Equity dividends paid                                   (7.6)            -              -          (3.2)          3.2          (7.6)
                                                  ----------    ----------     ----------    ----------    ----------    ----------
Cash flow before management of liquid
  resources and financing                               (4.4)            -          (54.9)       (106.6)            -        (165.9)
Management of liquid resources                             -             -           52.9          69.3             -         122.2
Net cash outflow from financing                         19.8           0.1            5.9          10.4             -          36.2
                                                  ----------    ----------     ----------    ----------    ----------    ----------
Decrease in cash in the period                          15.4           0.1            3.9         (26.9)            -          (7.5)
==============================================    ==========    ==========     ==========    ==========    ==========    ==========
Consolidated statement of cash flows in
  accordance with U.S. GAAP
Cash provided by/(used in) operating
  activities                                             3.2             -           (2.6)         64.9          (3.2)         62.3
Cash used in investing activities                          -             -           (5.1)        (34.4)            -         (39.5)
Cash provided by/(used in) financing
  activities                                            12.2           0.1           (3.7)          7.2           3.2          19.0
                                                  ----------    ----------     ----------    ----------    ----------    ----------
Increase/(decrease) in cash and cash
  equivalents                                           15.4           0.1          (11.4)         37.7             -          41.8
Effect of foreign exchange rates                           -             -            0.3           1.6             -           1.9
Cash and cash equivalents at start of period             0.2             -           18.1           8.8             -          27.1
                                                  ----------    ----------     ----------    ----------    ----------    ----------
Cash and cash equivalents at end of period              15.6           0.1            7.0          48.1             -          70.8
==============================================    ==========    ==========     ==========    ==========    ==========    ==========

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

                                                                           January 1 to September 2, 1998
                                                  ---------------------------------------------------------------------------------
                                                         The        Willis
Condensed Statement of Cash Flows                    Company      Partners     The Issuer         Other  Eliminations  Consolidated
- ----------------------------------------------    ----------    ----------     ----------    ----------    ----------    ----------
                                                                                    ((L) million)
Net cash inflow from operating activities                  -             -           57.9          69.6             -         127.5
Dividends from associates                                  -             -              -           1.9             -           1.9
Net cash inflow/(outflow) for returns on
  investment and servicing of finance                    2.3             -            0.4          10.2         (14.8)         (1.9)
Taxation                                                (3.3)            -            1.5          (6.6)            -          (8.4)
Net cash outflow for capital expenditure and
  financial investment                                     -             -           (7.7)        (11.9)            -         (19.6)
Net cash inflow/(outflow) for acquisitions
  and disposals                                          3.7             -            0.2         (13.1)            -          (9.2)
Equity dividends paid                                  (19.8)            -              -         (14.8)         14.8         (19.8)
                                                  ----------    ----------     ----------    ----------    ----------    ----------
Cash flow before management of liquid
  resources and financing                              (17.1)            -           52.3          35.3             -          70.5
Management of liquid resources                           1.0             -          (41.4)        (26.4)            -         (66.8)
Net cash outflow from financing                         16.3             -          (11.7)         28.1             -          32.7
                                                  ----------    ----------     ----------    ----------    ----------    ----------
Increase/(decrease) in cash in the period                0.2             -           (0.8)         37.0             -          36.4
==============================================    ==========    ==========     ==========    ==========    ==========    ==========
Consolidated statement of cash flows in
  accordance with U.S. GAAP
Cash provided by/(used in) operating
  activities                                            (1.0)            -           20.8         (35.8)        (14.8)        (30.8)
Cash provided by/(used in) investing
  activities                                             3.7             -           (7.5)        (26.3)            -         (30.1)
Cash (used in)/provided by financing
  activities                                            (3.5)            -          (11.7)         13.3          14.8          12.9
                                                  ----------    ----------     ----------    ----------    ----------    ----------
(Decrease)/increase in cash and cash
  equivalents                                           (0.8)            -            1.6         (48.8)            -         (48.0)
Effect of foreign exchange rates                                                     (0.3)         (1.1)                       (1.4)
Cash and cash equivalents at start of period             1.0             -           16.8          58.7                        76.5
                                                  ----------    ----------     ----------    ----------    ----------    ----------
Cash and cash equivalents at end of period               0.2             -           18.1           8.8             -          27.1
==============================================    ==========    ==========     ==========    ==========    ==========    ==========

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

Note 34 - Companies Act

  These financial statements do not comprise the Company's statutory accounts within the meaning of section 240 of the Companies Act. Statutory accounts for the years ended December 31, 1998 and 1999 have been, and statutory accounts for the year ended December 31, 2000 will be, delivered to the Registrar of Companies for England and Wales. The auditors' reports on such accounts were unqualified.

                 [This page has been intentionally left blank]

                                                                    SCHEDULE II

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

                       VALUATION AND QUALIFYING ACCOUNTS


                                                                             Additions      Additions
                                                             Balance at     charged to     charged to                    Balance at
                                                              beginning      costs and          other                        end of
Description                                                   of period       expenses       accounts     Deductions         period
- --------------------------------------------------------    -----------    -----------    -----------    -----------    -----------
                                                                                         ((L) million)
Year ended December 31, 2000
 Provision for bad and doubtful debts                              15.3            5.2              -           (4.8)          15.7
 Deferred tax valuation allowance                                  62.0              -              -          (14.5)          47.5
                                                            -----------    -----------    -----------    -----------    -----------
Year ended December 31, 1999
 Provision for bad and doubtful debts                              11.8            6.3              -           (2.8)          15.3
 Deferred tax valuation allowance                                  48.5              -           18.4           (4.9)          62.0
                                                            -----------    -----------    -----------    -----------    -----------
September 2, 1998 to December 31, 1998
 Provision for bad and doubtful debts                              12.6           (0.3)             -           (0.5)          11.8
 Deferred tax valuation allowance                                  48.5              -              -              -           48.5
                                                            -----------    -----------    -----------    -----------    -----------
January 1, 1998 to September 1, 1998
 Provision for bad and doubtful debts                              11.6            1.5              -           (0.5)          12.6
 Deferred tax valuation allowance                                  50.6              -              -           (2.1)          48.5
========================================================    ===========    ===========    ===========    ===========    ===========