Form 20-F
period 2001-12-31
WILLIS GROUP LTD
filed 2002-03-28
CIK 1081009

                              WILLIS GROUP LIMITED

                        Annual Report on Form 20-F 2001

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549

                                   FORM 20-F

(Mark One)
|_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
    EXCHANGE ACT OF 1934
                                       or
|X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934
                  For the fiscal year ended December 31, 2001
                                       or
|_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934
                     For the transition period from     to
                      Commission file number: 333-74483-02

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

Yes   x          No
    -----          -----
Indicate by check mark which financial statement item the Registrant has elected to follow.

Item 17          Item 18    x
         -----            -----

                               TABLE OF CONTENTS


                                                                               Page
             Certain Definitions                                                  3
             Currency Translation                                                 3
             Forward Looking Statements                                           3
                                       PART I
Item 1       Identity of Directors, Senior Management and Advisers                4
Item 2       Offer Statistics and Expected Timetable                              4
Item 3       Key Information                                                      4
               Selected Financial Data                                            4
               Risk Factors                                                       7
Item 4       Information on the Company                                          11
               History and Development of the Company                            11
               Business Overview                                                 11
               Organizational Structure                                          20
               Property, Plants and Equipment                                    20
Item 5       Operating and Financial Review and Prospects                        21
               Operating Results                                                 23
               Liquidity and Capital Resources                                   26
Item 6       Directors, Senior Management and Employees                          28
               Directors and Senior Management                                   28
               Compensation                                                      30
               Board Practices                                                   34
               Employees                                                         35
               Share Ownership                                                   35
Item 7       Major Shareholders and Related Party Transactions                   36
               Major Shareholders                                                36
               Related Party Transactions                                        36
Item 8       Financial Information                                               37
               Consolidated Statements and Other Financial Information           37
               Significant Changes                                               41
Item 9       The Offer and Listing                                               41
               Markets                                                           41
Item 10      Additional Information                                              42
               Memorandum and Articles of Association                            42
               Material Contracts                                                44
               Exchange Controls                                                 44
               Taxation                                                          44
               Documents on Display                                              44
Item 11      Quantitative and Qualitative Disclosures about Market Risk          45
Item 12      Description of Securities Other Than Equity Securities              48
                                      PART II
Item 13      Defaults, Dividend Arrearages and Delinquencies                     49
Item 14      Material Modifications to the Rights of Security Holders and
             Use of Proceeds                                                     49
                                      PART III
Item 17      Financial Statements                                                49
Item 18      Financial Statements                                                49
Item 19      Exhibits                                                            49

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

"Guarantors"                   The Company and Willis Partners, each being a
                               Guarantor of the $550 million 9% Senior
                               Subordinated Notes due 2009.

"KKR"                          Kohlberg Kravis Roberts & Co. L.P.

"Notes" $550 million 9% Senior Subordinated Notes due 2009 issued by Willis North America Inc. and guaranteed by the Company and Willis Partners.

"Ordinary Shares"              The issued fully paid Ordinary Shares of par
                               value 12.5p per share in the Company.

"Shares" The common shares of Willis Group Holdings Limited, par value $0.000115 per share.

"Trinity"                      Trinity Acquisition Limited, an entity formed by
                               KKR for the purposes of acquiring the Company in 1998 in a going private transaction.

"Willis Holdings"              Willis Group Holdings Limited

Currency Translation

  The Company presents its financial statements expressed in pounds sterling. In this annual report references to "US dollars", "US$" or "$" are to United States ("US") currency and references to "pounds sterling", "sterling" or "(L)" and "pence" or "p" are to the lawful currency of the United Kingdom of Great Britain and Northern Ireland.

  Unless otherwise indicated, in this annual report, translations of pounds sterling to US dollars have been made at the rate of $1.45 = (L)1, the noon buying rate in the City of New York for cable transfers in pounds sterling as announced for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on December 31, 2001. These translations should not be construed as representations that the pound sterling amounts actually represent such US dollar amounts or could be converted into US dollars at the rate indicated or at any other rate. For additional information on exchange rates between the pound sterling and the US dollar, see Item 3 "Key Information - Selected Financial Data".

Forward Looking Statements

  We have included in this document forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that state our intentions, beliefs, expectations or predictions for the future. These forward looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or those anticipated, depending on a variety of factors such as general economic conditions in different countries around the world, fluctuations in global equity and fixed income markets, changes in premium rates, the competitive environment and the actual cost of resolution of contingent liabilities. Further information concerning the Group and its business, including factors that potentially could materially affect the Group's financial results are disclosed under Item 3 "Key Information - Risk Factors".

                                     PART I


Item 1 - Identity of Directors, Senior Management and Advisers

  Not applicable.

Item 2 - Offer Statistics and Expected Timetable

  Not applicable.

Item 3 - Key Information

Selected Financial Data

  The selected consolidated financial data presented below at December 31, 2001 and 2000 and for each of the three years ended December 31, 2001, have been derived from, and should be read in conjunction with, the audited consolidated financial statements of the Group and the notes thereto that are included elsewhere in this annual report. The selected consolidated financial data presented below at December 31, 1999, 1998 and 1997 and for the years ended December 31, 1998 and 1997 have been derived from the audited consolidated financial statements of the Group and the notes thereto that are not included in this annual report.

  The Group prepares its consolidated financial statements in accordance with UK GAAP ("accounting principles generally accepted in the United Kingdom"), which differ in certain respects from US GAAP ("United States generally accepted accounting principles"). Reconciliations of net income and shareholders' equity reflecting the significant differences between UK GAAP and US GAAP applicable to the Group are set forth in Note 31 of Notes to the Financial Statements. Under UK GAAP, the acquisition of the Company by Trinity has no impact on the historical amounts reported subsequently by the Company and, accordingly, combined amounts for the year ended December 31, 1998 are presented. Under US GAAP, the purchase of the Company by Trinity established a new basis of accounting for the purchased assets and liabilities from September 2, 1998. Accordingly, under US GAAP, it is not appropriate to present combined amounts for the year ended December 31, 1998.

Consolidated Income Statement Data

                                                                              Year ended December 31,
                                                           -------------------------------------------------    ---------
                                                                2001         2001         2000          1999         1998
                                                               $ (a)          (L)          (L)           (L)          (L)
------------------------------------------------------     ---------    ---------    ---------     ---------    ---------
                                                                 (in millions, except per Ordinary Share amounts)
Amounts in accordance with UK GAAP:
Operating revenues                                           1,433.2        988.4        861.0         766.4        718.2
                                                           =========    =========    =========     =========    =========
Operating income before exceptional items                      322.3        222.3        129.9          51.6         82.8
Exceptional items (b)                                            ---          ---          ---         (54.6)       (40.8)
                                                           ---------    ---------    ---------     ---------    ---------
Operating income/(loss)                                        322.3        222.3        129.9          (3.0)        42.0
(Loss)/gain on disposal/closure of operations                   (5.9)        (4.1)        (5.1)          1.5        (29.3)
Share of profit/(loss) of associates                            10.4          7.2          4.6           6.6          6.3
Net interest income/(expense)                                    1.9          1.3          0.3           2.6         (3.2)
                                                           ---------    ---------    ---------     ---------    ---------
Income/(loss) before taxation                                  328.7        226.7        129.7           7.7         15.8
Taxation                                                      (114.4)       (78.9)       (36.8)        (11.1)       (54.4)
Equity minority interest                                        (7.2)        (5.0)        (1.5)         (3.0)        (2.7)
                                                           ---------    ---------    ---------     ---------    ---------
Net income/(loss)                                              207.1        142.8         91.4          (6.4)       (41.3)
                                                           =========    =========    =========     =========    =========
Per Ordinary Share (basic and diluted):
Net income/(loss)                                              $0.43         29.8p        19.2p         (1.4)p       (9.7)p
                                                           =========    =========    =========     =========    =========
Average number of Ordinary Shares (basic and diluted)
outstanding                                                    479.3        479.3        476.5         470.8        425.4
                                                           =========    =========    =========     =========    =========
Amounts in accordance with US GAAP:
Operating revenues                                           1,433.2        988.4        861.0         766.4
                                                           ---------    ---------    ---------     ---------
Operating income/(loss)                                        159.9        110.3        102.2          (9.7)
Net interest income/(expense)                                    1.9          1.3          0.3           2.6
                                                           ---------    ---------    ---------     ---------
Income/(loss) before tax                                       161.8        111.6        102.5          (7.1)
Income tax expense                                             (98.6)       (68.0)       (35.4)        (12.2)
Equity in net earnings/(losses) of associates                    4.1          2.8          2.2           4.7
Minority interest                                               (7.3)        (5.0)        (1.5)         (3.0)
                                                           ---------    ---------    ---------     ---------
Net income/(loss)                                               60.0         41.4         67.8         (17.6)
                                                           =========    =========    =========     =========
Per Ordinary Share (basic and diluted):
Net earnings/(loss)                                            $0.13          8.6p        14.2p         (3.7)p
======================================================     =========    =========    =========     =========

                                                         September 2    January 1      Year
                                                                  to           to      ended
                                                        December 31, September 1, December 31,
                                                           ---------    ---------    ---------
                                                                1998         1998         1997
                                                                 (L)          (L)          (L)
------------------------------------------------------     ---------    ---------    ---------
                                                           (in millions, except per Ordinary
                                                                     Share amounts)
Amounts in accordance with UK GAAP:
Operating revenues                                             249.4        468.8        694.0
                                                           =========    =========    =========
Operating income before exceptional items                       26.0         56.8         92.1
Exceptional items (b)                                           (5.0)       (35.8)         ---
                                                           ---------    ---------    ---------
Operating income/(loss)                                         21.0         21.0         92.1
(Loss)/gain on disposal/closure of operations                   (1.3)       (28.0)         2.2
Share of profit/(loss) of associates                            (1.4)         7.7          1.9
Net interest income/(expense)                                   (1.2)        (2.0)        (0.7)
                                                           ---------    ---------    ---------
Income/(loss) before taxation                                   17.1         (1.3)        95.5
Taxation                                                       (40.9)       (13.5)       (38.1)
Equity minority interest                                        (1.9)        (0.8)        (0.5)
                                                           ---------    ---------    ---------
Net income/(loss)                                              (25.7)       (15.6)        56.9
                                                           =========    =========    =========
Per Ordinary Share (basic and diluted):
Net income/(loss)                                               (6.0)p       (3.7)p      13.6p
                                                           =========    =========    =========
Average number of Ordinary Shares (basic and diluted)
outstanding                                                    427.1        424.6        421.5
                                                           =========    =========    =========
Amounts in accordance with US GAAP:
Operating revenues                                             249.4        468.8        694.0
                                                           ---------    ---------    ---------
Operating income/(loss)                                          7.8        (10.8)        69.3
Net interest income/(expense)                                   (1.2)        (2.0)        (0.7)
                                                           ---------    ---------    ---------
Income/(loss) before tax                                         6.6        (12.8)        68.6
Income tax expense                                             (37.6)       (13.0)       (33.5)
Equity in net earnings/(losses) of associates                   (3.0)         7.6          1.6
Minority interest                                               (1.9)        (0.8)        (0.5)
                                                           ---------    ---------    ---------
Net income/(loss)                                              (35.9)       (19.0)        36.2
                                                           =========    =========    =========
Per Ordinary Share:
Net earnings/(loss)                                             (8.4)p       (4.5)p        8.7p
======================================================     =========    =========    =========

Consolidated Balance Sheet Data

                                                                                    December 31,
                                                  ---------------------------------------------------------------------------------
                                                        2001          2001           2000          1999          1998          1997
                                                       $ (a)           (L)            (L)           (L)           (L)           (L)
----------------------------------------------    ----------    ----------     ----------    ----------    ----------    ----------
                                                                             (in millions)
Amounts in accordance with UK GAAP:
Total assets                                         9,494.2       6,547.7        5,465.2       4,722.5       4,589.0       3,304.3
Total long-term debt                                   784.5         541.0          634.3         604.7         276.4          34.0
Net assets                                             316.2         218.1           98.2         112.9          97.1         129.8
Share capital and share premium                        266.7         183.9          183.9         177.5          82.1          74.3
Total shareholders' equity                             300.7         207.4           85.4         101.8          89.0         124.6
Amounts in accordance with US GAAP:
Total assets                                        10,808.3       7,454.0        6,327.1       5,540.7(c)    5,369.9       3,763.4
Total long-term debt                                   787.2         542.9          638.3         609.6         276.4          34.0
Net assets                                           1,576.2       1,087.0          930.6         903.2         883.5         589.0
Share capital and share premium                        266.7         183.9          183.9         177.5          82.1          74.3
Total shareholders' equity                           1,560.6       1,076.3          917.8         892.1(c)      875.4         583.6
==============================================    ==========    ==========     ==========    ==========    ==========    ==========


(a) US dollar amounts have been translated at the Noon Buying Rate on December 31, 2001 of $1.45 = (L)1.00, solely for convenience.

(b) Exceptional items charged against operating income in 1999 consisted of additional provisions of (L)40.0 million for the pensions review, restructuring charges of (L)10.5 million and financing costs of (L)4.1 million (see Note 4 of Notes to the Financial Statements) and in 1998 consisted of additional provisions for the pensions review of (L)25.0 million and costs of (L)15.8 million written off in connection with the acquisition of the Company by Trinity.

Exchange Rates

  The following table shows certain information concerning the Noon Buying Rate for pounds sterling, expressed in US dollars per (L)1.00. The exchange rate on March 26, 2002 was (L)1 = US$1.43.

                                        Month's Highest           Month's Lowest
Month                                     Exchange Rate            Exchange Rate
------------------------------    ---------------------    ---------------------
February 2002                                     $1.43                    $1.41
January 2002                                      $1.45                    $1.41
December 2001                                     $1.46                    $1.42
November 2001                                     $1.47                    $1.41
October 2001                                      $1.48                    $1.42
September 2001                                    $1.47                    $1.44
==============================    =====================    =====================


Calendar year                               At year end              Average (i)
------------------------------    ---------------------    ---------------------
1997                                              $1.64                    $1.64
1998                                              $1.66                    $1.66
1999                                              $1.62                    $1.61
2000                                              $1.50                    $1.52
2001                                              $1.45                    $1.44
==============================    =====================    =====================


(i) The average of the Noon Buying Rates at the last business day of each month during the calendar year.

  A significant portion of the Group's assets and liabilities, revenues and expenses are denominated in currencies other than pounds sterling, principally US dollars. For a discussion of the impact of exchange rate movements, see
Item 11 "Quantitative and Qualitative Disclosures about Market Risk -- Financial Risk Management".

Risk Factors

  This section describes the material risks affecting the Group's business. These risks could materially affect the Group's business, its revenues, operating income, net income, net assets and liquidity and capital resources and accordingly should be read in conjunction with any forward looking statements in this Annual Report on Form 20-F.

Premiums and Commissions - We do not control the premiums on which our commissions are based, and volatility or declines in premiums may seriously undermine our profitability.

  We derive most of our revenues from commissions and fees for brokerage and consulting services. We do not determine insurance premiums on which commissions are generally based. Historically, although commercial property and casualty pricing has been improving over the last year, premiums have been cyclical in nature and have varied widely based on market conditions. From the late 1980s through late 2000, insurance premium rates have generally been declining as a result of a number of factors, including the expanded underwriting capacity of insurance carriers; consolidation of both insurance intermediaries and insurance carriers; and increased competition among insurance carriers.

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

Claims, Lawsuits and Proceedings - Our business, results of operations, financial condition or liquidity may be materially adversely affected by errors and omissions and the outcome of certain actual and potential claims, lawsuits and proceedings.

  We are subject to various actual and potential claims, lawsuits and proceedings relating principally to alleged errors and omissions in connection with the placement of insurance and reinsurance in the ordinary course of business. Because we often assist our clients with matters, including the placement of insurance coverage and the handling of related claims, involving substantial amounts of money and errors and omissions claims against us may in turn allege our potential liability for all or part of the amounts in question, claimants can seek large damage awards and these claims can involve potentially significant defence costs. Such claims, lawsuits and proceedings could, for example, include allegations of damages for our employees or sub-agents failing, whether negligently or intentionally, to place coverage or notify claims on behalf of clients, to provide insurance carriers with complete and accurate information relating to the risks being insured or to appropriately apply funds that we hold for our clients on a fiduciary basis. We have established provisions against these items which are believed to be adequate in the light of current information and legal advice, and we adjust such provisions from time to time according to developments.

  While most of the errors and omissions claims made against us have, subject to our self-insured deductibles, been covered by our professional indemnity insurance, our business results of operations, financial condition or liquidity may be adversely affected if in the future our insurance coverage proves to be inadequate or unavailable or there is an increase in liabilities for which we self-insure. In addition, claims, lawsuits and proceedings may harm our reputation or divert management resources away from operating our business.

  The principal actual or potential claims, lawsuits and proceedings to which we are currently subject are (i) claims relating to services provided by one of our UK subsidiaries to another subsidiary that was engaged in insurance underwriting prior to 1991 as well as certain third party insurance companies;
(ii) certain liabilities relating to the selling of personal pension plans to individuals in the United Kingdom from 1988 to 1994; (iii) potential claims which could be asserted with respect to our placement of property and casualty insurance for a number of entities which were directly impacted by the September 11, 2001 destruction of New York's World Trade Center complex; (iv) potential claims arising out of various legal proceedings between reinsurers, reinsureds and their reinsurance brokers relating to reinsurance placements for the years 1993 to 1998; and (v) claims relating to activities by a US subsidiary of ours prior to 1984 for certain insurance issuing companies.

  See Item 8 "Financial Information - Legal Proceedings" for a detailed description of these risks.

Regulation - We are subject to insurance industry regulation worldwide. If we fail to comply with regulatory requirements, we may not be able to conduct our business.

  Many of our activities are subject to regulatory supervision in the various countries and jurisdictions in which they are based or undertaken. We have in the past failed to comply with some of these regulations and future failures to comply by us or our employees may occur. While past failures have resulted, or are likely to result in insignificant fines, any failures reported in the future could lead to disciplinary action, including requiring clients to be compensated for loss, the imposition of fines and the possible revocation of our authorization to operate as well as reputational damage. In addition, changes in legislation or regulations and actions by regulators, including changes in administration and enforcement policies, could from time to time require operational improvements or modifications at various locations which could result in higher costs or hinder our ability to operate our business.

  See Item 4 "Information on the Company - Business Overview - Regulation".

Debt and Debt Service Requirements - Our significant debt and debt service requirements could limit our ability to grow and remain competitive.

  As of December 31, 2001, we had total long-term indebtedness of $787 million ((L)541.0 million), shareholders' equity of (L)207.4 million and a debt to equity ratio of 2.6 to 1 on a UK GAAP basis and 0.5 to 1 on a US GAAP basis. Our interest expense for the year 2001 was (L)56.9 million. Our business may not generate cash flow in an amount sufficient to enable us to service our debt or to fund our liquidity needs. Our significant indebtedness and debt service requirements could also limit our ability to fund planned capital expenditures, take advantage of attractive potential acquisitions and investments and otherwise successfully operate our business, including implementing our expansion strategy. Our ability to make payments on or to refinance our indebtedness, to fund planned capital expenditures, make acquisitions and investments and otherwise pursue our expansion strategy will depend on our future performance.

  Our acquisition strategy may also require us to seek additional financing. If we are unable to obtain sufficient financing on satisfactory terms and conditions, we may not be able to maintain or increase our market share or expand our business. Our ability to obtain additional financing will depend upon a number of factors, including general economic, financial, competitive, regulatory and other considerations which may be beyond our control.

  The Group may borrow more money for working capital, capital expenditures or other purposes. If debt is added to our current debt levels, the related risks that we now face could intensify.

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

  See Item 5 "Operating and Financial Review and Prospects - Liquidity and Capital Resources".

  The rights under the put arrangement may be exercised between 2001 and 2011, and if fully exercised, we would be required to buy shares of Gras Savoye, other than those held by its management, possibly increasing our ownership interest by 57% from 33% to 90%. Management shareholders of Gras Savoye, representing approximately 10% of the outstanding shares, do not have general put rights between 2001 and 2011, but have certain put rights on their death, disability or retirement. We expect that payments in connection with management put rights will not exceed (L)16.5 million if those rights are fully exercised.

  From 2001 to 2005, the incremental 57% of Gras Savoye may be put to us at a price equal to the greater of approximately 800 million French francs ((L)74.8 million at December 31, 2001 exchange rates) for the full 57% or a price determined by a contractual formula based on earnings and revenue. After 2005, the put price is determined solely by the formula. The shareholders may put their shares individually at any time during the put period. The amounts we may have to pay in connection with the put arrangement may significantly exceed these estimates.

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

  Competition for business is intense in all our business lines and in every insurance market, and the other two providers of global risk management services have substantially greater market share than we do. Competition on premium rates has also exacerbated the pressures caused by a continuing reduction in demand in some classes of business. For example, insureds have been retaining a greater proportion of their risk portfolios than previously. Industrial and commercial companies have been increasingly relying upon their own subsidiary insurance companies, known as captive insurance companies, self-insurance pools, risk retention groups, mutual insurance companies and other mechanisms for funding their risks, rather than buying insurance. Additional competitive pressures arise from the entry of new market participants, such as banks, accounting firms and insurance carriers themselves, offering risk management or transfer services.

  See Item 4 "Information on the Company - Business Overview - Competition".

Dependence on Key Personnel - The loss of any member of our senior management, particularly our Chairman and Chief Executive Officer, or a significant number of our brokers could negatively affect our financial plans, marketing and other objectives.

  The loss of or failure to attract key personnel could significantly impede our financial plans, growth, marketing and other objectives. Our success depends to a substantial extent not only on the ability and experience of our senior management, particularly our Chairman and Chief Executive Officer, Joseph Plumeri, but also on the individual brokers and teams that service our clients and maintain client relationships. The insurance brokerage industry has in the past experienced intense competition for the services of leading individual brokers and brokerage teams, and we have lost key individuals and teams to competitors in the past. We believe that our future success will depend in large part on our ability to attract and retain additional highly skilled and qualified personnel and to expand, train and manage our employee base. We may not be successful in doing so, because the competition for qualified personnel in our industry is intense. Although we have employment agreements with our key employees, we do not generally purchase key man life insurance on our employees.

International Operations - Our significant non-UK operations, particularly those in the United States, expose us to exchange rate fluctuations and various risks that could impact our business.

  A significant portion of our operations is conducted outside the United States and the United Kingdom. Accordingly, we are subject to legal, economic and market risks associated with operating in foreign countries, including devaluations and fluctuations in currency exchange rates; imposition of limitations on conversion of foreign currencies into pounds sterling or US dollars or remittance of dividends and other payments by foreign subsidiaries; hyperinflation in certain foreign countries; imposition or increase of investment and other restrictions by foreign governments; and the requirement of complying with a wide variety of foreign laws.

  We report our operating results and financial condition in pounds sterling. Our US operations earn revenue and incur expenses primarily in US dollars. In the United Kingdom, however, we earn revenue in a number of different currencies, but expenses are almost entirely incurred in pounds sterling. Outside the United States and the United Kingdom, we predominantly generate revenue and expenses in the local currency. The table below details the breakdown of revenues and expenses by currency in 2001.

                                                                                       Pounds                         Other
                                                                                     Sterling     US Dollars     Currencies
                                                                                  -----------    -----------    -----------
        Revenues                                                                           16%            62%           22%
        Expenses                                                                           38%            45%           17%


  Because of devaluations and fluctuations in currency exchange rates or the imposition of limitations on conversion of foreign currencies into pounds sterling, we are subject to currency translation exposure on the profits of our operations, in addition to economic exposure. Furthermore, the mismatch between sterling revenues and expenses creates an exchange exposure. As the pound sterling strengthens, the US dollars required to be translated into pounds sterling to cover the net sterling expenses increase, which then causes our results to be negatively impacted. This risk could have a material adverse effect on our business, financial condition, cash flow and results of operations in the future.

  Our policy is to convert into pounds sterling all revenues arising in currencies other than US dollars together with sufficient US dollar revenues to fund the remaining pounds sterling expenses. Outside the United Kingdom, only those cash flows necessary to fund mismatches between revenues and expenses are converted into local currency; amounts remitted to the United Kingdom are generally converted into pounds sterling. These transactional currency exposures are generally managed by entering into forward exchange contracts. It is our policy to hedge at least 25% of the next 12 months' exposure in significant currencies. We generally do not hedge exposures beyond three years.

Controlling Shareholder - Because we are controlled by KKR 1996 Overseas, Limited, other shareholders have a reduced ability to influence our business.

  KKR 1996 Overseas, Limited, an entity controlled by KKR, beneficially owns approximately 52.7% of the common shares of our ultimate parent, Willis Holdings.

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

  Our ultimate parent, Willis Holdings, was incorporated in Bermuda on February 8, 2001 as an exempted company under the Companies Act 1981 of Bermuda, as amended, for the sole purpose of redomiciling our ultimate parent company at that time, TA I Limited ("TA I"), from the United Kingdom to Bermuda. On incorporation, Willis Holdings was wholly-owned by Profit Sharing (Overseas), Limited Partnership, an affiliate of KKR and one of the existing shareholders of TA I.

Business Overview

General

  We provide a broad range of value-added risk management consulting, employee benefits and insurance brokerage services to approximately 50,000 clients worldwide. We have significant market positions in the United States, the United Kingdom and, directly and through our associates, many other countries. We are one of three recognized leaders in providing specialized risk management advisory and other services on a global basis to clients in various industries, with particular expertise in the construction, aerospace, marine and energy industries. In our capacity as an advisor and insurance broker, we act as an intermediary between our clients and insurance carriers by advising our clients on their risk management requirements, many of which are highly complex; helping clients determine the best means of managing their risks; and negotiating and placing insurance risks with insurance carriers through our global distribution network.

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

  We and our associates serve a diverse base of clients located in approximately 180 countries. Those clients include major multinational and middle-market companies in a variety of industries, as well as public institutions. Many of our client relationships span decades. With approximately 13,000 employees around the world and a network of over 300 offices in some 80 countries, in each case including our associates, we believe we are one of only three insurance brokers in the world possessing the global operating presence, broad product expertise and extensive distribution network necessary to meet effectively the global risk management needs of many of our clients. For the twelve months ended December 31, 2001, our revenues were (L)988.4 million.

Business Strategy

  Our strategic objectives are to continue to grow revenues, cash flow and earnings and to enhance our position as the third largest global provider of risk management services. We will build on our areas of strength and eliminate areas in which we do not see the opportunities for strong profitable growth. The key elements of this strategy are to:

  Capitalize on Strong Global Franchise. As one of only three insurance brokers providing risk management services on a global basis, we believe we are well positioned to take advantage of the increased demand for global risk management expertise. We intend to capitalize on our strong global franchise by cross-selling both existing and new products and services to our existing clients; targeting new clients in need of our global reach and specialized expertise and knowledge and building in particular areas of strength such as aerospace, marine, construction, reinsurance, financial risks and employee benefits; and continuing to make strategic acquisitions and investments to further strengthen our global platform.

  We also seek to work more closely with selected insurance carriers to develop new products and services for our clients. While these initiatives continue to be developed and implemented, we have begun to see improvements.

  Emphasize Value-Added Services. We seek to offer value-added, fee-based risk management services, such as risk management consulting advice, including captive insurance company management, loss control techniques and self-insurance consulting, employee benefits consulting, claims administration and alternative risk transfer methods to complement our existing insurance brokerage business. These fee-based services have increased as a percentage of our total revenues and, unlike typical insurance brokerage commissions, are not directly tied to insurance premium rates. For 2001, we estimate that the percentage of our total revenues from fees, including from insurance placements and consulting and other services, is approximately 30%. We believe that by emphasizing these value-added risk management consulting services we can increase the quality and scope of services we offer to our clients worldwide; reduce our exposure to declines in insurance premium rates; and continue to enhance revenue growth and operating profit margins despite historical trends toward decreasing insurance premiums and brokerage commissions.

  Focus on Expanding and Cross-Selling Our Employee Benefits Capabilities. We intend to grow our employee benefits capabilities and revenues. Together with our associates, we currently have a global annual employee benefits revenue of over (L)96 million of which nearly three-quarters is in North America where we are a prominent provider of solutions for middle market clients. More than 5.6 million of our clients' employees are covered by plans we have sold. We have established a strong presence in North America and selected European countries and an emerging position in Latin America.

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

  We are establishing a coordinated global strategy for employee benefits to cross-sell employee benefits offerings to our existing insurance brokerage clients; and develop other products and services, such as payroll, asset management and other employee related services and sell these to our existing, extensive client base.

  Increase Operating Efficiencies. In addition to our revenue growth and improved client service initiatives, we are implementing a number of cost reduction measures designed to streamline work processes to increase efficiency while improving client service. Thus far, these initiatives have reduced our workforce by over 1,400 employees since 1995, or more than 13%. We changed in 1998 the reporting structure of the organization and reorganized all our major operations. Other on-going initiatives include intensifying efforts to develop existing and new accounts; increasing cross-selling of both existing and new products and services to our existing clients; increasing the proportion of insurance transactions handled electronically; reducing real estate, travel, entertainment and other operating expenses; further streamlining back-office functions and consolidating offices; and reducing purchasing costs by implementing vendor programs.

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

  Implement Global Best Practices and Create a Single Company Culture. Our management team, led by Mr. Plumeri, believes we can be better positioned for continued profitable expansion through the implementation of global best practices and the creation of a single company culture. The key elements of this strategy is a group wide approach to training, risk analysis, product design, selling, information technology management, procurement and real estate, which will improve delivery quality while reducing duplication and cost; increased employee stock ownership, thus further aligning the goals of staff and shareholders; improved communications from top management to staff at all levels; and investment in key areas will generally be funded by the elimination of unnecessary expenditure.

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

Our Business

  Insurance is a global business, and its participants are affected by global trends in capacity and pricing. Accordingly, we operate as a single global business. We organize our business into three main areas:

    o   Global;

    o   North America; and

    o   International.

Global

  Our Global business provides specialist brokerage and consulting services to clients throughout the world for the risks of specific industrial and commercial activities. In these operations, we have extensive specialized experience handling diverse lines of coverage, including complex insurance programs, and acting as an intermediary between retail brokers and insurers. We increasingly provide consulting services on risk management with the objective of assisting clients to reduce the overall cost of risk. Our Global business serves clients in approximately 180 countries, primarily from United Kingdom offices, although we also serve clients from offices in the United States, Continental Europe and Asia.

  In early 2000, we created Global Risk Solutions ("GRS") to meet the often multinational risk management needs of Fortune 1000 and FTSE 250 companies and their private equivalents. This major unit comprises our Risk Solutions hubs in New York and London, as well as such specialist divisions as Global Property and Casualty, Global Financial and Executive Risks and Structured Financial Solutions.

  Within GRS, we design and obtain innovative property coverage solutions for large or unusual exposures in a variety of industries, including mining and metals, chemicals and pharmaceuticals, telecommunications, offshore energy, refining, utilities, transport authorities and motor manufacturers. We also handle the design, implementation and servicing of reinsurance protections for captive insurance companies and offer comprehensive liability programs for coverage against environmental liability, libel and slander.

  Other product lines include directors' and officers' insurance, as well as professional indemnity insurance for corporations and professional firms. We secure insurance coverage for crime, computer fraud and unauthorized trading risks for financial institutions on a worldwide basis, and place specialty directors' and officers' coverage and related products to the high-technology industry. Such products and services are tailored to individual client needs and range from strategic risk assessment to transactional risk transfer and alternative risk financing solutions.

  In addition to GRS, the Global business unit includes our specialist industry sector divisions, such as Aerospace, Marine, Construction and Reinsurance, as well as our UK and Republic of Ireland Retail operations and Niche Products business.

  We have particular expertise in the provision of insurance brokerage and risk management services to clients in the aerospace industry, including aircraft manufacturers, air cargo handlers and shippers, airport managers and other general aviation companies. Advisory services provided by Aerospace include claims recovery and collections, contract and leasing risk management, safety services and markets information. Aerospace is prominent in supplying the space industry through providing insurance and risk management services to over 40 companies. Aerospace is also a prominent reinsurance broker of aerospace risks. Aerospace's clients are spread throughout the world and include 250 airlines and more than 35% of the world's leading non-American airports by passenger movement. Other clients include those introduced from other intermediaries as well as insurers seeking reinsurance.

  We provide marine insurance brokerage services, including hull, cargo and general marine liabilities. Marine's clients include direct buyers, other insurance intermediaries and insurance and reinsurance companies. Marine insurance brokerage is our oldest line of business. Other services of Marine include claims collection and recoveries.

  The Construction practice provides risk management advice and places insurance coverage for a wide range of United Kingdom and international construction activities. These range from domestic home buildings to such major, complex projects as the construction of bridges, dams, airports and the deactivation of the Chernobyl nuclear power plant.

  We are one of the world's largest intermediaries for reinsurance and have a significant market share in many of the major markets. We are the largest marine and aviation reinsurance broker servicing the Japanese insurance sector. In the reinsurance area, we provide clients, both insurance and reinsurance companies, with a complete range of transactional capabilities as well as analytical and advisory services such as hazard modeling, insurance and reinsurance, financial and balance sheet analysis and reinsurance optimization studies. We also have a consulting unit, which markets its capabilities in actuarial and hazard modeling, as well as knowledge of the financial implications of catastrophe losses.

  We also provide risk management and insurance brokerage services to industrial and individual clients through approximately 20 locations in the United Kingdom and Ireland. These operations arrange for their home-based clients similar risk management and insurance brokerage services provided outside the United Kingdom and Ireland through our North America business, overseas subsidiaries and associates.

  We have four Niche Products areas: Fine Art, Jewelry, and Specie; Special Contingency Risks; Hughes Gibb; and Commercial Risks.

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

  We also provide traditional insurance brokerage services primarily to smaller companies, which we call Commercial Risks. The principal types of risk covered are property damage, employee liability, directors' and officers' liability, product liability, professional liability and fiduciary liability. From 1998, we have entered into franchise partnerships with local United Kingdom insurance brokers to handle the insurance requirements of small companies and individuals, utilizing specialized electronic systems linking the franchised brokers directly to the commercial panel of insurance carriers. These small companies and individuals represent a very large market in the United Kingdom. Companies with revenues of under (L)14 million account for 55-70% of premiums paid by companies and over 85% of the number of corporate clients in the United Kingdom. Accordingly, we believe that the franchise program provides an opportunity for growth, with some 50 franchise agreements in place at December 31, 2001.

North America

  Our North America business provides comprehensive risk management, insurance brokerage and related services to a wide variety of clients in the United States and Canada. Headquartered in Nashville, Tennessee, our North America business operates through a network of more than 100 offices located in 37 states in the United States and six offices in Canada. Certain parts of our Global business also have operations in the United States.

  Our North America business' clients include principally middle-market and, to a lesser extent, major multinational companies to which we provide a full range of property and casualty products and services. In addition, we supply specialist consulting and brokerage services, including construction; employee benefits; healthcare; and advanced risk management services.

  The construction division specializes in providing risk management, insurance and surety bonding services to the construction industry. This division provides services to around a fifth of the Engineering New Record Top 400 contractors (a listing of the largest 400 North American contractors based on revenue). The employee benefits division helps clients with the design and implementation of benefits and compensation plans. Healthcare provides insurance and consulting services to local healthcare professionals. Our North America advanced risk management services division provides actuarial consulting, captive management services and a wide range of other risk consulting activities to large clients.

  In addition to these divisions, we provide specialist expertise to clients and insurance underwriters through other practices operating through expert staff located throughout the North American network. These practices include environmental risk, financial and executive risk and marine risk. Centers of excellence providing fast, focused and tailored services to clients in claims and certification of insurance operate from Nashville, Tennessee and Phoenix, Arizona.

  We also have a small wholesale unit that provides specialist advice and market expertise in property, casualty, professional and excess and surplus lines insurance placements in a variety of industries, including manufacturing, hospitality, real estate/habitational, transportation, construction, technology, entertainment and social services. The public entity and municipal program business of Public Entities National Company (Penco), which provides access to specialized coverage for governmental entities, schools and other municipal and public entities, was sold in January 2001. We will continue to focus on Penco's pooling and association program business.

  In December 2001, Willis Holdings acquired Richard N. Goldman & Co. of San Francisco, California. This acquisition, in which the Goldman team will combine with our San Francisco office, significantly strengthens our position in the Northern California market.

International

  Our International unit consists of a network of subsidiaries and associates other than those in North America, the United Kingdom and Republic of Ireland. This operation is located in over 70 countries worldwide, including 22 countries in Europe, 14 in the Asia/Pacific region and 36 elsewhere in the world. The services provided are focused according to the characteristics of each market and are not identical in every office, but generally include direct risk management and insurance brokerage, specialist and reinsurance brokerage and employee benefits consulting.

  We believe the combined total revenues of our International subsidiaries and associates provide an indication of the spread and capability of our International network. In 2001, combined total revenues of our International subsidiaries and our associates were (L)335.6 million compared to (L)285.3 million in 2000. Our consolidated total revenues for 2001 only include the revenues of our International subsidiaries of (L)122.2 million and do not include the revenues of our associates of (L)213.4 million.

  As part of our on-going strategy, we have significantly strengthened International's market share and operations through a number of acquisitions and strategic investments in recent years. The most significant of these was the acquisition, in 1997, of a 33% interest in Gras Savoye, France's leading insurance broker and the tenth largest broker in the world.

  During 1999 and 2000, we acquired a 40% interest in Herzfeld & Levy S.A., an independent insurance broker in Argentina, and also established with Herzfeld & Levy a joint reinsurance brokerage venture under the name Willis S.A. Also in 1999, we acquired a 51% interest in an independent Mexican insurance broker, Bourchier, Marquard, Zepeda, Agente de Seguros y de Fianzas, S.A. de C.V. In 1999 we acquired a 51% interest in four Venezuelan companies, which included Ronto-Aralca y Asociados, C.A. Rontarca, the largest insurance broker in that country, and C.A. Prima Corretaje de

Seguros, the fourth largest insurance broker in Venezuela. In August 2000, we acquired a majority holding in Sev. Dahl's Assurancekontor AS, the third largest insurance broker in Norway. In addition we have strengthened our management and production capabilities in Singapore and Korea, re-entered the South African market and acquired 51% of Suma, the second largest broker in Colombia. Those investments have improved our market position and the market positions of our associates worldwide.

  In February 2001, we acquired 100% of Bradstock G.I.S. Pty Limited in Australia which we merged with an existing Australian operation to provide greater scale and depth of management. Further, in December 2001 we increased our interest in Willis Italia, one of Italy's top three brokers, from 50.1% to 67% and in January 2002, we increased our ownership position from 45% to 67% in Jaspers Wuppesahl, Germany's third largest insurance broker (since renamed Willis GmbH & Co. K.G.).

  The following is a list of the major International associate investments currently held by us and our interest as of December 31, 2001:

Company                                                                     Country                                     % Ownership
 -------------------------------------------                                 -------------------------    -------------------------
Europe
Gras Savoye & Cie                                                           France                                              33%
Gras Savoye Belgium S.A.                                                    Belgium                                             33%
Willis GmbH & Co. K.G. (formerly Jaspers Wuppesahl Industrie Assekuranz
GmbH & Co., K.G.)                                                           Germany                                             45%
Willis A/S                                                                  Denmark                                             30%
Asia/Pacific
Multi-Risk Consultants (Thailand) Limited                                   Thailand                                            25%
Willis (Malaysia) Sdn. Bhd.                                                 Malaysia                                            30%
Willis Faber Insurance Brokers (B) Sdn. Bhd.                                Brunei                                              38%
Rest of the World
Al-Futtaim Willis Faber (Private) Limited                                   Dubai                                               49%
Herzfeld & Levy S.A.                                                        Argentina                                           40%


  In connection with many of our investments, we retain rights to increase our ownership percentage over time, typically to a majority or 100% ownership position. In addition, in certain instances our co-shareholders have a right, typically based on some price formula of revenues or earnings, to put some or all of their shares to us.

  See Item 5 "Operating and Financial Review and Prospects - Liquidity and Capital Resources".

  In addition to our strategic investments in associates, we have acquired a controlling interest in a broad geographic spread of other brokers. The following is a list of the significant International subsidiaries in which we have a controlling interest and our interest as of December 31, 2001:

Company                                                                     Country                                     % Ownership
 ------------------------------------------------------------------------    -------------------------    -------------------------
Europe
Mansfeld, Willis GmbH & Co. K.G.                                            Germany                                            100%
Willis AB                                                                   Sweden                                              82%
Willis OY AB                                                                Finland                                            100%
Willis Italia Holding S.p.A.                                                Italy                                               67%
Willis Iberia Correduria de Seguros y Reaseguros S.A.                       Spain                                               60%
Willis Sev. Dahl A.S.(1)                                                    Norway                                              50%
Willis Corretores de Seguros S.A.                                           Portugal                                            60%
Willis B.V.                                                                 Netherlands                                        100%
Willis CIS L.L.C.                                                           Russia                                             100%
Willis Polska S.A.                                                          Poland                                              70%
Willis s.r.o                                                                Czech Republic                                     100%
Willis Kft.                                                                 Hungary                                             80%
Willis Faber A.G.                                                           Switzerland                                        100%
Asia/Pacific
Willis China (Hong Kong) Limited                                            Hong Kong                                          100%
Willis India Private Limited                                                India                                              100%
PT Willis Corroon BancBali(2)                                               Indonesia                                           50%
Willis Korea Limited                                                        Korea                                              100%
Willis (Singapore) Pte Ltd.                                                 Singapore                                          100%
Willis (Taiwan) Limited                                                     Taiwan                                             100%
Rest of the World
Willis Faber & Dumas (Mexico) Intermediario de Reaseguro S.A. de C.V.       Mexico                                             100%
Willis Faber Corretaje de Reaseguros S.A.                                   Venezuela                                          100%
Willis Faber do Brasil Consultoria e Participacoes S.A.                     Brazil                                             100%
York Willis Corroon Corretores de Seguros S.A.                              Brazil                                             100%
Willis Faber Chile Limitada                                                 Chile                                              100%
Willis Australia Limited                                                    Australia                                          100%
Willis New Zealand Limited                                                  New Zealand                                         99%
Willis S.A.                                                                 Argentina                                           60%
Willis Correa Insurance Services Limitada                                   Chile                                               80%
BMZ-Willis Agente de Seguros y de Fianzas, S.A. de C.V.                     Mexico                                              51%
Willis South Africa (Pty) Limited                                           South Africa                                        70%
Rontarca-Prima Y Asociados, C.A.                                            Venezuela                                           51%
Suma Corredores de Seguros S.A.                                             Colombia                                            51%


(1) We have a 50.1% interest in the company.

(2) We have a 50.3% interest in the company.

Customers

  Our customers operate on a global and local scale in a multitude of businesses and industries throughout the world and generally range in size from major multinational corporations to middle market companies. Further, many of our client relationships span decades, for instance our relationship with The Tokio Marine and Fire Insurance Company, Limited dates back over 100 years. In the United States, we serve approximately 10% of the Fortune 1000 companies, with an average relationship of more than 10 years, and we also serve over 30% of the UK FTSE 100 companies. No one client accounted for more than 2% of revenues for 2001, and our 80 largest clients accounted for less than 12% of 2001 revenues. Additionally, we place insurance with over 4,000 insurance carriers, none of which individually accounted for more than 8% of the total premiums we placed on behalf of our clients in 2001.

Competition

  We face competition in all fields in which we operate. The insurance brokerage industry, having recently gone through a period of rapid consolidation, is led by three global participants: Marsh & McLennan Companies, Inc., with approximately 34% of the worldwide market referred to above; Aon Corporation, with approximately 25% of the worldwide market; and us, with approximately 7% of the worldwide market. The industry is highly fragmented beyond these three brokers, with the next largest broker having approximately 3% of the worldwide market.

  Competition in the insurance brokerage and risk management businesses in general is based on global capability, product breadth, innovation, quality of service and price. Our global capability and product breadth is similar to those of the two other global brokers, and thus we compete with them primarily based on innovation, quality of service and price. In addition, we compete with numerous specialist, regional and local firms. Insurance companies also compete with our brokers by directly soliciting insureds without the assistance of an independent broker or agent. Competition for premiums is intense in all our business lines and in every insurance market. Competition on premium rates has also exacerbated the pressures caused by a continuing reduction in demand in some classes of business. For example, insurers are currently retaining a greater proportion of their risk portfolios than previously. Industrial and commercial companies are increasingly relying upon captive insurance companies, self-insurance pools, risk retention groups, mutual insurance companies and other mechanisms for funding their risks, rather than buying insurance. We provide management and similar services for those alternative risk transfer programs. Additional competitive pressures arise from the entry of new market participants, such as banks, accounting firms and insurance carriers themselves, offering risk management or transfer services. Our market share has been stable in recent years. We believe that our strategies of building on our strong global franchise, expanding on our employee benefit capabilities, increasing our operating efficiencies and creating a single company culture will allow us to retain and gain clients in the competitive marketplace. We also believe that our market position will provide us with opportunities to acquire smaller companies with strong regional presence or specialized expertise.

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

    In the United Kingdom, our business activities are regulated by the General Insurance Standards Council, as well as by the Financial Services Authority, which also conducts monitoring visits to assess our compliance with their requirements. Further, our clients have the right to file complaints with our regulators about our services, and the regulators may conduct an investigation or require us to conduct an investigation into these complaints. Our failure, or that of our employees, to satisfy the regulators that we are in compliance with their requirements or the legal requirements governing our activities, can result in disciplinary action, fines, reputational damage and financial harm. Lloyd's, whose regulatory responsibilities for our insurance brokerage activities in the United Kingdom were transferred to the General Insurance Standards Council on July 3, 2000, other than for complaints that arose prior to that date, has disciplined and fined a number of Lloyd's brokers and their employees for misconduct. This misconduct covered failures to maintain procedures and records and to act in the clients' best interests, particularly in the taking of commissions without appropriate disclosure.

  It was announced in December 2001, that the regulatory supervision of general insurance brokerage in the United Kingdom is to be passed to the Financial Services Authority and the General Insurance Standards Council will cease to have any regulatory supervisory function. The expectation is that this change will occur during late 2004.

  HM Treasury, whose regulatory functions have been delegated to the Financial Services Authority, will continue to regulate Sovereign Marine & General Insurance Company Limited (in Scheme of Arrangement) ("Sovereign") as an insurance company.

  Our activities in connection with insurance brokerage services and third party administration within the United States are subject to regulation and supervision by state authorities. Although the scope of regulation and form of supervision may vary from jurisdiction to jurisdiction, insurance laws in the United States are often complex and generally grant broad discretion to supervisory authorities in adopting regulations and supervising regulated activities. That supervision generally includes the licensing of insurance brokers and agents and third party administrators and the regulation of the handling and investment of client funds held in a fiduciary capacity. Our continuing ability to provide insurance brokerage and third party administration in the jurisdictions in which we currently operate is dependent upon our compliance with the rules and regulations promulgated from time to time by the regulatory authorities in each of these jurisdictions.

  All companies carrying on similar activities in a given jurisdiction are subject to that regulation, and we do not consider that these controls adversely affect our competitive position.

Organizational Structure

Principal operating subsidiary undertakings

  The Company is a wholly-owned subsidiary of TA IV Limited and its ultimate parent company is Willis Holdings. Its principal subsidiary undertakings are:

        Investment Holding
        Willis Faber Limited(a)
        Willis Europe BV (incorporated and operates in the Netherlands) Willis International Holdings Limited

        Insurance brokerage and risk management
        Willis Limited
        Willis North America Inc. (incorporated and operates principally in the United States)

Notes

(a) Held directly by the Company. All other undertakings are indirectly held.

(b) Unless stated otherwise, undertakings are incorporated in Great Britain, registered in England and Wales and operate principally within the United Kingdom.

Property, Plants and Equipment

  We own and lease a number of properties for use as offices throughout the world and believe that our properties are generally suitable and adequate for the purposes for which they are used. The principal properties are located in the United Kingdom and the United States. Our headquarters at Ten Trinity Square in London is a landmark building which we own. Our aim is to bring our London employees together into one building to improve our efficiency and further the development of our sales and marketing efforts. Accordingly, we are considering various options in London which may include the disposal of Ten Trinity Square.

Item 5 - Operating and Financial Review and Prospects

  The following discussion generally relates to the Group's historical consolidated results of operations and financial condition and should be read in conjunction with the consolidated financial statements included in this annual report beginning on page F-1. These consolidated financial statements have been prepared in accordance with UK GAAP, which differ in certain respects from US GAAP. The principal differences between UK GAAP and US GAAP as they relate to the Company and its subsidiaries are discussed in Note 31 of the Financial Statements.

Overview

  The Group provides a broad range of value-added risk management consulting and insurance brokerage services, both directly and indirectly through its associates, to a diverse base of clients internationally. The Group provides specialized risk management advisory and other services on a global basis to clients in various industries, including the construction, aerospace, marine and energy industries. In its capacity as an advisor and insurance broker, the Group acts as an intermediary between clients and insurance carriers by advising clients on risk management requirements, helping clients determine the best means of managing risk and negotiating and placing insurance risk with insurance carriers through the Group's global distribution network. The Group also provides other value-added services.

  We generate revenue from commissions and fees on insurance placements and fees from consulting and other services. We also earn interest on premiums held before remittance to the insurer and on claims held before payment to the insured.

  The majority of our revenue is commission-based and varies based upon the premiums on the policies we place on behalf of our clients. As such, when premium rates in the insurance market decline, as they have in certain markets in past years, we experience pressure on our revenues and earnings, and when pricing increases, we tend to benefit, although in both cases there are many conflicting factors including changes in buying and selling behavior. Beginning in late 2000, market pricing generally began to move upward for the first time in recent years and this continued throughout 2001. Although commissions have traditionally been the greatest sources of our revenues, fee income, from both insurance placements and consulting and other services, has been increasing as a percentage of our total revenues in recent years, while commission income has been declining, largely because of an increasing preference for fees generally and rising demand by clients for fee-generating risk management consulting services. We expect this trend toward increasing fee income to continue.

  The events of September 11 have had a significant impact on the market for insurance and reinsurance. Many insurers have reduced the amount of insurance they write, particularly in the airline, energy and large complex property areas, and net industry capacity has been reduced, at least temporarily. Insurers have also increased premium rates and restricted coverage terms, a process that had commenced before September 11 but which accelerated after that time. We believe this is due in part to concerns about the ability to arrange for reinsurance, as well as to a more conservative view on risk, particularly in the areas mentioned above. As a result of these changes, the Group experienced increased difficulty and delays in placing certain risks in the market during the fourth quarter of 2001, although most insurance renewals scheduled to be completed during the quarter were ultimately completed on time at similar, or higher, commissions due to increased premium rates. Results for the fourth quarter were therefore not adversely affected. Although these trends appear to have continued after year-end, there can be no assurance that they will continue in the future.

  Like many insurance brokers, we earn revenue in an uneven fashion during the year, primarily due to the timing of insurance policy renewals. As many insurance and reinsurance policies incept and renew as of December 31 or January 1, we generate the majority of our revenues in the first and fourth calendar quarters. In 2001 for example, we generated 26% of our revenues in the first quarter and 27% of our revenues in the fourth quarter. The second and third quarters are less substantial revenue quarters, accounting for 24% and 23% respectively, of 2001 revenues. Operating expenses, however, are incurred on a relatively even basis throughout the year. As a result, we have historically earned the majority of our operating income in the first and fourth quarters, with the second and third quarters accounting for a lower percentage of full year operating income. Operating income in 2001 as a percentage of the full year was 29%, 21%, 17% and 33% for the first, second, third and fourth quarters respectively.

  We conduct our business in over 100 currencies. Accordingly, movements in foreign currency exchange rates affect our results. Our exposure to market risk from foreign currency exchange rates is discussed below under Item 11 "Quantitative and Qualitative Disclosures about Market Risk - Financial Risk Management".

  In recent years we have completed a number of dispositions and acquisitions as part of our efforts to focus our operations out of non-core or non-profitable businesses and to expand our global capabilities. In 2001, we sold our 51% interest in Willis National, an independent financial advisor, and the PENCO programs division of our North America wholesale operations. We acquired Bradstock G.I.S. Pty Limited, an Australian broker. Also, at the end of 2001, we increased our investment in Willis Italia Holdings S.p.A. from 50.1% to 67% in exchange for the disposal of a subsidiary of that entity. On January 1, 2002 we increased our investment in our German associated company, Jaspers Wuppesahl, to 67% having previously increased our investment in that company to 45% in January 1999. In early 2002, we also acquired Richard N. Goldman & Co., a broker based in San Francisco, California. During 2000 and 1999 we acquired several businesses in Latin America, South Africa and Norway.

Critical Accounting Policies

  The Group's accounting policies are described in Note 1 to the consolidated financial statements. Management believes that the following policies are both the most important to the portrayal of the Group's financial condition and results and require management's most difficult, subjective or complex judgments.

Revenue recognition

  The Group takes credit for commissions (or fees negotiated in lieu of commission) in respect of insurance placements at the date when the insured is billed or at the inception date of the policy, whichever is the later. Fees for other services are generally recognized as the services are provided. Many clients are now negotiating a combined fee for an agreed period to cover both risk management advisory services and the placement of insurances, for which there may be several different renewal dates. Further, an increasing number of policies are for periods, either longer or shorter, than the traditional one-year policy. These trends give rise to a number of subjective and complex judgments concerning the allocation of revenue between accounting periods. Management believes it is applying these judgments in a consistent manner.

Provisions

  The Group has established provisions against actual and potential claims, lawsuits and proceedings relating principally to alleged errors and omissions in connection with the placement of insurance and reinsurance in the ordinary course of business. Such provisions cover claims that have been reported but not paid and also claims that have been incurred but not yet reported. These provisions are established based on advice received from qualified professionals, including external legal advice, and are developed using actuarial principles and assumptions, including historical claim payment patterns. A significant change in historical payment patterns or increased frequency or severity of claims for errors and omissions could have a material effect on the Group's results of operations.

  Further, as detailed in Note 22 to the financial statements, the Group has established provisions for the costs of the UK review of personal pension plans sold to individuals between 1988 and 1994, for future lease rental payments of leasehold properties surplus to operational requirements and for discontinued operations.

  Although there remains some uncertainty as to the ultimate liability with respect to these matters, management believes that it is unlikely that the eventual outcome will have a material adverse effect on the Group's reported results.

Operating Results

2001 compared with 2000

  Total revenues increased by (L)127.4 million (15%) to (L)988.4 million in 2001 from (L)861.0 million in 2000. Excluding the effects of foreign currency exchange rate movements and the effects of acquisitions and disposals, total revenues on an underlying basis were 12% higher in 2001 than in 2000. The increase in revenues was primarily due to increased business from existing clients, new business exceeding lost business, and generally higher premium rates and volumes.

  Operating income increased by (L)92.4 million (71%) to (L)222.3 million in 2001 from (L)129.9 million in 2000. In constant currency terms, operating income increased by 63%.

  Net income increased by (L)51.4 million (56%) to (L)142.8 million in 2001 from (L)91.4 million in 2000.

Revenues

  Revenues consist of commissions and fees, which increased by (L)125.9 million (15%) to (L)941.9 million in 2001 from (L)816.0 million in 2000, and interest income, which increased by (L)1.5 million (3%) to (L)46.5 million in 2001 from (L)45.0 million in 2000.

  Global: Revenues generated by our Global business increased by (L)70.6 million (16%) to (L)514.5 million in 2001 from (L)443.9 million in 2000. In constant currency terms, revenues increased by 12%. Adjusting for the effect of the Willis National disposal in July 2001, revenues increased by 16%, with strong new business performance being supplemented by rising premium rates.

  North America: Revenues generated by our North America business increased by
(L)31.6 million (10%) to (L)351.1 million in 2001 from (L)319.5 million in 2000. Adjusting for the effect of the disposal of the PENCO programs division in January 2001, revenues increased by 7% in constant currency terms, primarily attributable to increased premium rates.

  International: Revenues generated by our International business increased by
(L)25.2 million (26%) to (L)122.8 million in 2001 from (L)97.6 million in 2000. In constant currency terms, revenues increased by 26%, mainly as a result of our acquisitions in Norway, Colombia and South Africa. Excluding the effect on revenue of these acquisitions, International business revenues increased by 14% in constant currency terms. Most international insurance markets hardened in line with UK and US markets, although rates lag in some countries.

  In the comparison above, revenues previously reported for 2000 have been restated (Global revenue increased and North America revenue decreased) by
(L)38.2 million to reflect the Group's reporting structure effective from 1 January, 2001.

Operating Expenses

  Operating expenses increased by (L)35.0 million (5%) to (L)766.1 million in 2001 from (L)731.1million in 2000. Severance and consulting expenses incurred primarily in connection with our improvement initiatives declined by (L)13 million in 2001 compared with 2000. On an underlying basis, excluding acquisitions and disposals, severance and consultancy, general and administrative expenses were 5% higher in constant currency terms than in 2000. Much of this increase related to higher incentive payments arising from improved revenues and operating profits. Excluding these incentives and other expenses linked to revenue growth, expenses were flat in 2001 compared with 2000 as we eliminated waste and improved productivity.

2000 compared with 1999

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

  Operating income before exceptional items increased by (L)78.3 million (152%) to (L)129.9 million in 2000 from (L)51.6 million in 1999. In constant currency terms, operating income before exceptional items increased by 106%. Excluding certain unusual and non-recurring items referred to below (see "-- Operating Expenses"), operating income before exceptional items was 51% higher in 2000 than 1999 reflecting our improved revenues as well as the benefits of effective expense controls and operations improvement initiatives.

  There were no exceptional items in 2000. In 1999, exceptional charges of
(L)54.6 million consisted of a further provision of (L)40.0 million in connection with the pensions review, a provision of (L)10.5 million for costs to be incurred in connection with the change program initiatives introduced in North America in early 2000 and fees totalling (L)4.1 million incurred in connection with the issue of the Notes.

  Net income increased by (L)97.8 million to (L)91.4 million in 2000 from a net loss of (L)6.4 million in 1999.

Revenues

  Revenues consist of commissions and fees, which increased by (L)88.2 million (12%) to (L)816.0 million in 2000, from (L)727.8 million in 1999 and interest income, which increased by (L)6.4 million (17%) to (L)45.0 million from
(L)38.6 million.

  Global: Revenues generated by our Global business increased by (L)49.7 million (14%) to (L)406.3 million in 2000 from (L)356.6 million in 1999. In constant currency terms, revenues increased by 8%, mainly from improved rates and increased orders.

  North America: Revenues generated by our North America business increased by
(L)36.0 million (11%) to (L)357.7 million in 2000 from (L)321.7 million in 1999. In constant currency terms, revenues increased by 5%, reflecting firming premium rates in most areas.

  International: Revenues generated by our International business increased by
(L)8.9 million (10%) to (L)97.0 million in 2000 from (L)88.1 million in 1999. In constant currency terms, revenues increased by

15%, mainly as a result of acquisitions in Norway and Latin America. Excluding these acquisitions, International revenues increased by 9% in constant currency terms.

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

(Loss)/Gain on Disposal/Closure of Operations

  In July 2001, we completed the sale of Willis National, the UK independent financial advisor in which we had a 51% interest. The gain on disposal amounted to (L)12.9 million, net of a goodwill write-off of (L)2.6 million. In December 2001, we incurred a (L)9.2 million loss on disposal, including a net goodwill write-off of (L)8.3 million, related to the restructure of Willis Italia Holdings S.p.A., which involved the disposal of part of that business in exchange for an increase in our ownership from 50.1% to 67%. Also, in January 2001, the sale of PENCO, for which provision has been made in 2000, was completed. As required under UK GAAP, related goodwill previously eliminated against reserves of (L)7.7 million was reinstated and written off.

Associates

  Our share of income before taxation of our associates rose by (L)2.6 million to (L)7.2 million in 2001, mainly from increased earnings of our principal associates, Gras Savoye in France and Jaspers Wuppesahl in Germany. In 2000, our share of income before taxation of our associates declined by (L)2.0 million mainly as a result of lower profits from Germany and adverse foreign exchange movements.

Interest

  Interest income of (L)58.2 million for 2001 was the same as 2000 and compares with (L)56.8 million for 1999. Interest income arises from loans advanced to Trinity.

  Interest expense of (L)56.9 million in 2001 decreased from (L)57.9 million in 2000 and represents interest payable on long-term debt consisting of the senior credit facilities and the Notes issued in connection with the acquisition of the Group by Trinity in September 1998.

Taxation

  The tax charge for 2001 amounted to (L)78.9 million, giving an effective tax rate of 35% compared with an effective rate of 28% in 2000. The tax charge for 2000 benefited from the recognition of tax relief on provisions established in prior years.

Differences between UK GAAP and US GAAP

  Net income for 2001 of (L)142.8 million and for 2000 of (L)91.4 million, under UK GAAP, compare with net income of (L)41.4 million and (L)67.8 million, respectively, under US GAAP.

  The differences arise principally from the differing accounting treatment for performance-based stock options, goodwill, derivative financial instruments, pension costs and related deferred taxation. Details of the reconciling differences are given in Note 31 to the Financial Statements.

Liquidity and Capital Resources

  As an intermediary, we hold funds generally in a fiduciary capacity for the account of third parties, typically as the result of premiums received from clients that are in transit to insurers and claims due to clients that are in transit from insurers. We report premiums, which are held on account of, or due from clients, as assets with a corresponding liability due to the insurers. Claims held by, or due to, us which are due to clients are also shown as both assets and liabilities. All these balances due or payable are included in accounts receivable and accounts payable on the balance sheet. We earn interest on these funds during the time between the receipt of the cash and the time the cash is paid out. Fiduciary cash must be kept in certain regulated bank accounts subject to guidelines, which generally emphasize capital preservation and liquidity and is not generally available to service our debt or for other corporate purposes.

  Net cash provided by operations increased by (L)267.8 million to (L)474.2 million in 2001 from (L)206.4 million in 2000 and (L)130.4 million in 1999. These increases were due to increasing revenues and widening operating margins over the three-year period.

  During 2001, the net cash inflow for acquisitions less proceeds from disposals amounted to (L)13.2 million and included proceeds of (L)20.6 million mainly arising from the disposal of PENCO and Willis National. During 2000, the net cash outflow for acquisitions less proceeds from disposals amounted to
(L)5.8 million and, in 1999, amounted to (L)10.5 million which included a payment of (L)10.3 million for a further 15% interest in Jaspers Wuppesahl, increasing our ownership to 45%.

  In connection with many of our investments in less than wholly-owned subsidiaries and associates, we retain rights to increase our ownership percentage over time, typically to a majority or 100% ownership position. In addition, in certain instances, the other owners have a right, typically at a price calculated pursuant to a formula based on revenues or earnings, to put some or all of their shares to us.

  As part of our acquisition of 33% of Gras Savoye, we entered into a put arrangement, whereby the other shareholders in Gras Savoye (primarily two families, two insurance companies and Gras Savoye's executive management team) could put their shares to us. From 2001 to 2011, we will be obligated to buy the shares of certain shareholders to the extent that those shareholders put their shares, potentially increasing our ownership from 33% to 90% if all shareholders put their shares, at a price determined by a contractual formula based on earnings and revenue. Management shareholders of Gras Savoye (representing approximately 10% of shares) do not have general put rights between 2001 and 2011, but have certain put rights on their death, disability or retirement from which payments are not expected to exceed (L)16.5 million. From 2001 to 2005, the incremental 57% of Gras Savoye may be put to us at a price equal to the greater of approximately 800 million French francs ((L)74.8 million at December 31, 2001 exchange rates), or a price based on the formula, which at December 31, 2001 amounted to approximately (L)93.2 million. After 2005, the put price is determined solely by the formula. The shareholders may put their shares individually at any time during the put period.

  While neither we nor the management of Gras Savoye expect significant exercises of the puts, on a separate or aggregate basis, in the near to medium term, we nevertheless believe that, should the aggregate amount of shares be put to us, sufficient funds would be available to satisfy this obligation. In addition, we have a call option to move to majority ownership under certain circumstances and in any event by 2009. Upon exercising this call option, the remaining Gras Savoye shareholders have a put.

  Although we discontinued our UK underwriting operations in 1991, we are still required to handle the administration of claims arising from insurance business previously written by Willis Faber (Underwriting Management) Limited on behalf of Sovereign and third party insurance carriers. Cash payments in connection with the renegotiated arrangements for administering the WFUM run-off amounted to (L)2 million during 2001 and (L)4 million in 2000. No significant cash payments were made in 1999, as such amounts had been pre-funded in 1998. Annual payments of about (L)2 million are expected to be payable in 2002.

  Cash payments in connection with the government initiated review of personal pension plans amounted to (L)12.5 million, (L)13.7 million and (L)13.0 million in 2001, 2000 and 1999, respectively. We expect the remaining provision of
(L)21.5 million at December 31, 2001 to be paid out over the next two years.

  Capital expenditures for 2001, 2000 and 1999 less the proceeds from disposals of fixed assets, were (L)24.8 million, (L)16.8 million and (L)18.1 million, respectively. We expect that capital expenditures for 2002 will continue at approximately the same level. We have funded our requirements for capital expenditures by cash generated internally from operations and expect to continue to do so in the future.

  Our wholly owned subsidiary Willis North America entered into a credit agreement on July 22, 1998 with JPMorgan Chase Bank. The credit agreement, as amended, consists of a term loan facility of $450 million under which portions of the loan mature on four different dates between 2005 and 2008 and a revolving credit facility of $150 million. Willis North America borrowed the term loan portions of the credit agreement in full in November 1998 to refinance certain of our existing indebtedness incurred in connection with the tender offer for the Group. During 2001, 2000 and 1999, repayments totaling $60 million ((L42 million), $30 million ((L)20 million) and $12 million ((L)7 million), respectively, were made. As a consequence, we are ahead of our repayment schedule. At December 31, 2001, the outstanding balance on the term loans was $348 million ((L)240 million). The next mandatory repayment under the facility is not due until 2005. The revolving credit portion is available for working capital requirements and general corporate purposes, subject to certain limitations. At December 31, 2001, the revolving credit facility remained undrawn.

  On February 2, 1999, Willis North America issued $550 million of 9% senior subordinated notes, the proceeds from which were used to repay short-term facilities. The Notes mature on February 1, 2009 and interest is payable on the Notes semi-annually on February 1 and August 1 of each year. During 2001, Willis North America using cash from operations repurchased in the open market and retired $111 million ((L)77 million) principal amount of these Notes. There was no material gain or loss from the repurchase.

  Total long-term debt outstanding at December 31, 2001 was $787 million ((L)541 million), down from $958 million ((L)634 million) at the end of 2000.

  Willis North America has entered into an interest rate swap agreement on December 4, 1998 with JPMorgan Chase Bank under which its LIBOR-based floating rate interest payment obligations on the full amount of the term loans have been swapped for fixed rate interest payment obligations, resulting in an effective base rate of 5.099% per annum, plus the applicable margin, until the final maturity of those term loans. The swap agreement provides for a reduction of the notional amount of the swap obligation on a semi-annual basis and, to the extent the actual amount outstanding under the term loans exceeds the notional amount at any time, Willis North America would be exposed to the risk of increased interest rates on that excess.

  The Company and its subsidiaries may pay interest on any intercompany note issued in favor of Trinity, and may make loans or pay dividends to Trinity in an amount sufficient to enable Trinity to pay interest and principal then due on any intercompany note, intercompany subordinated note or intercompany bank note issued by Trinity, in each case so long as such amounts are immediately repaid to the Company or its subsidiaries. The aggregate amount of intercompany notes issued in favor of

Trinity outstanding at December 31, 2001 was $923 million, the aggregate amount of intercompany notes issued by Trinity outstanding was (L)614.1 million.

  We expect that internally generated funds will be sufficient to meet our foreseeable operating cash requirements, capital expenditures and scheduled debt repayments, the next of which is not due until 2005. In addition, we have an undrawn $150 million revolving credit facility.

Item 6 - Directors, Senior Management and Employees

Directors and Senior Management

  The Group Executive Committee of the Board of the Company manages the operational business and strategic direction of our operating subsidiaries. It consists of the Chairman and Chief Executive Officer, directors and seven senior Group executives who are not directors, whose ages and positions at January 1, 2002 are:

Name                        Age   Position
----                        ---   --------
Joseph J. Plumeri.......     58   Chairman and Chief Executive Officer
Frederick Arnold........     47   Group Executive Vice President, Strategic Development
William P. Bowden Jr....     57   Group General Counsel
Richard J. S. Bucknall..     53   Group Chief Operating Officer
Thomas Colraine.........     43   Group Chief Financial Officer
Janet Coolick...........     58   Group Chief Administrative Officer
Brian D. Johnson........     59   Chief Executive Officer of the North American operations
Patrick Lucas...........     62   Managing Partner of Gras Savoye
Stephen G. Maycock......     49   Group Human Resources Director
Joseph M. McSweeny......     52   Chairman and Chief Executive Officer of Global Risk Solutions
Grahame J. Millwater....     38   Chief Operating Officer of Willis Re.
John M. Pelly...........     48   Chairman and Chief Executive Officer of Willis Re.
James A. Ratcliffe......     48   Chief Executive of Global Specialties
Sarah J. Turvill........     48   Chief Executive of International operations (excluding United Kingdom and North
                                  America)
Mario Vitale............     46   Executive Vice President -- Group Sales and Marketing


  Joseph J. Plumeri--Joseph J. Plumeri is our Chairman, Chief Executive Officer and a director, positions held since October 15, 2000. Before joining us, Mr. Plumeri spent 32 years as an executive with Citigroup Inc. and its predecessors. Of note, Mr. Plumeri oversaw the 450 North American retail branches of Citigroup's Citibank unit. Mr. Plumeri also served as Chairman and Chief Executive Officer of Citigroup's Primerica Financial Services from 1995 to 1999. In 1994, Mr. Plumeri was appointed Vice Chairman of Citigroup's predecessor, Travelers Group Inc., and in 1993 Mr. Plumeri became the President of a predecessor of Citigroup's Salomon Smith Barney unit after overseeing the merger of Smith Barney and Shearson and serving as the President and Managing Partner of Shearson since 1990. Mr. Plumeri also serves as a director of Velcero, Inc. He is also a board member and advisor to many organizations, including The Board of Visitors of the College of William & Mary, The United Negro College Fund, The National Center on Addiction and Substance Abuse. He is also a commissioner of the New Jersey Sports and Exposition Authority.

  Frederick Arnold--Frederick Arnold became a member of the Group Executive Committee in December 2000 and Group Executive Vice President, Strategic Development in July 2001. Mr. Arnold joined us in March 2000 as Executive Vice President--Development, Finance and Administration of the North American operations and was Group Chief Administrative Officer from December 2000 to June 2001. Prior to joining us, Mr. Arnold worked for 20 years as an investment banker, primarily at

Lehman Brothers, Smith Barney and Arnhold and S. Bleichroeder, specializing in mergers and acquisitions and equity capital markets.

  William P. Bowden, Jr.--William P. Bowden, Jr. joined us on September 1, 2001 as our Group General Counsel and was appointed a member of the Group Executive Committee. Prior to joining us, Mr. Bowden was General Counsel for the Americas of Societe Generale for four years, General Counsel of CS First Boston, Inc. for three years and Chief Counsel for the Office of the Comptroller of the Currency, an independent agency of the US Treasury Department, for four years.

  Richard J.S. Bucknall--Richard J.S. Bucknall joined the board on November 1, 1998 and has been a member of the Group Executive Committee since April 1995. He was appointed Group Chief Operating Officer on January 1, 2001. His current responsibilities include Global Specialties, Global Risk Solutions, International Holdings and UK and Republic of Ireland Retail businesses. He also has responsibilities for the discontinued United Kingdom underwriting operations. Mr. Bucknall has 35 years of experience in the insurance brokerage industry, of which 16 years have been with us.

  Thomas Colraine--Thomas Colraine joined the board and the Group Executive Committee on August 31, 1997 and has been the Group Chief Financial Officer since September 1997. From January 1995 to October 1996, he was Chief Financial Officer of our North American operations and was Change Program Director from October 1996 to September 1997. Mr. Colraine has 14 years of experience in the insurance brokerage industry, all 14 years of which have been with us.

  Janet Coolick--Janet Coolick joined the board and the Group Executive Committee on July 1, 2001. Ms Coolick joined the Group on March 5, 2001 as Executive Vice President and Director, Operational Efficiency and on July 1, 2001 she was appointed the Group Chief Administrative Officer. Before joining us, Ms Coolick spent 15 years with Citigroup Inc., and its predecessors where she held various executive positions including Chief of Staff and Director of Expense Management and Control.

  Brian D. Johnson--Brian D. Johnson joined the board and the Group Executive Committee on January 1, 1993. He is an actuary and has been the Chief Executive Officer of the Group's North American operations since October 1, 1999. From 1994 until 1999 he was Vice Chairman and Chief Operating Officer of the North American retail business and from 1999 he was Chief Executive of that area. Mr. Johnson has 37 years of experience in the insurance brokerage industry, of which 35 years have been with us.

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

  Stephen G. Maycock--Stephen G. Maycock joined the Group Executive Committee on July 1, 2001. He has been the Group Human Resources Director of the Group since he joined in 1996. Prior to joining the Group, he had a global human resources role with S C Johnson & Son Inc., for 13 years. Mr. Maycock has five years of experience in the insurance brokerage industry, all of which have been with us.

  Joseph M. McSweeny--Joseph M. McSweeny joined the board on September 1, 2000 and has been a member of the Group Executive Committee since October 1, 1999. He became Chairman and Chief Executive Officer of Global Risk Solutions on July 1, 2001. He joined us in 1994 and held senior executive positions in the North American retail business until 1998 when he was appointed Chief Executive Officer of the International operations, a position held until June 2001. Mr. McSweeny has 25 years of experience in the insurance industry, of which seven years have been with us.

  Grahame J. Millwater--Grahame J. Millwater became a member of the Group Executive Committee on December 18, 2001 and is the Chief Operating Officer of Willis Re. Mr. Millwater joined the Group in September 1985 and, while always focused on reinsurance, has had several additional cross Group responsibilities during his career with us. Mr. Millwater has 16 years of experience in the insurance brokerage industry, all of which have been with us.

  John M. Pelly--John M. Pelly joined the board on November 1, 1998 and has been a member of the Group Executive Committee since April 1995. He is Chairman and Chief Executive Officer of Willis Re., a position held since 1995. Mr. Pelly has 30 years of experience in the insurance brokerage industry, all 30 years of which have been with us. Mr. Pelly is also a non-executive director of Mitsui Sumitomo Insurance (London Management) Ltd.

  James A. Ratcliffe--James A. Ratcliffe became a member of the Group Executive Committee on December 18, 2001 and is the Chief Executive of Global Specialties. Mr. Ratcliffe joined us in September 1999 as Managing Director of the Aerospace Division. Prior to joining us, Mr. Ratcliffe was part of the Granada Group Plc for five years, encompassing responsibilities as the Managing Director of the Granada UK Rental Group and a Director of On Digital, the world's first digital terrestrial multi-channel television company. He was also Managing Director of Granada's Air Travel Group of companies. Prior to joining Granada Group, he was Managing Director of ADT Security Systems, Britain's largest electronic security company. Mr. Ratcliffe has 2 1/2 years of experience in the insurance brokerage industry, all of which have been with us.

  Sarah J. Turvill--Sarah J. Turvill became a member of the Group Executive Committee on July 1, 2001. Miss Turvill joined us in May 1978 and for over the last 10 years has had a senior management role in the growth of our international activities, particularly in Europe where she was Managing Director from 1995 to 2001. Since July 1, 2001 Miss Turvill has been the Chief Executive of International operations. She has 24 years of experience in the insurance brokerage industry, all of which have been with us.

  Mario Vitale--Mario Vitale joined us as Executive Vice President - Group Sales and Marketing on November 13, 2000 and became a member of the Group Executive Committee in December 2000. Prior to joining us, Mr. Vitale was President of the Risk Management Division of Kemper Insurance Company for one year and President of the Risk Management Division of Reliance National with full global responsibilities for 13 years. He is also on the board of directors of the College of Insurance in New York. Mr. Vitale has 25 years of experience in the insurance industry.

  There are no family relationships among the directors and officers of the Company.

  Kenneth H. Pinkston resigned as a director of the Company on September 21, 2001.

Compensation

  In the year ended December 31, 2001, the aggregate compensation and benefits paid to or accrued to all the directors and members of the Group Executive Committee, except Mr. Lucas, as a group (15 persons) was (L)8,115,120. The aggregate amount of compensation and benefits of Mr. Plumeri, the highest paid director, in the year was (L)1,796,375.

  The aggregate amount set aside or accrued to provide pension, retirement and similar benefits for the directors and members of the Group Executive Committee, except Mr. Lucas, during the year ended December 31, 2001 was
(L)766,423.

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

Amended and Restated 1998 Stock Option Plan

  The Amended and Restated 1998 Share Purchase and Option Plan for Key Employees of Willis Holdings ("1998 Plan") provides for the grant of time-based vesting options, performance-based vesting options and various other share-based grants to our employees to purchase Shares. The 1998 Plan is intended to promote the Group's long-term financial interests and growth by attracting and retaining management personnel with the training, experience and ability to enable them to make a substantial contribution to the success of our business; motivate management personnel by means of growth-related incentives to achieve long range goals; and further the alignment of interests of participants with those of the shareholders of Willis Holdings through opportunities for increased share ownership in that company.

  As of March 8, 2002, of the time-based and performance-based options granted, 27,942,472 remained unforfeited under the 1998 Plan. Under the 1998 Plan, unless otherwise provided by the Board of Directors of Willis Holdings, time-based options generally become exercisable in five equal annual installments beginning on the second anniversary of the date of grant and performance-based options generally become exercisable to the extent, if any, that performance goals generally based on the Company's cumulative consolidated cash flow and annual EBITDA, as defined, for periods ending
2001 and 2002 are achieved. 30% of the performance-based options are calculated based upon the Company's achievement of the cash flow targets, and the remaining 70% of the performance-based options are calculated based upon the Company's achievement of the EBITDA targets. Upon the determination of whether and to what extent the targets are achieved, the performance-based options will vest and become exercisable in four equal annual installments, generally beginning on the third anniversary of the date of grant. The exercisability of the options may accelerate or terminate based on the circumstances surrounding an optionee's termination of employment, and both time-based and performance-based options may (in the discretion of Willis Holdings' Board of Directors) fully accelerate upon a change in control of Willis Holdings.

  Unless sooner terminated by the Board of Directors of Willis Holdings, the 1998 Plan will expire 10 years after its adoption. That termination will not affect the validity of any grant outstanding on the date of the termination of the 1998 Plan.

  The Board of Directors of Willis Holdings retain the right to amend, suspend or terminate the 1998 Plan at any time. No further grants are to be made under the 1998 Plan.

2001 Share Purchase and Option Plan

  The Willis Group Holdings Limited 2001 Share Purchase and Option Plan (the "2001 Plan") provides for the grant of options, including "incentive stock options", to purchase Shares and restricted shares and other share-based grants to the Group's employees. The 2001 Plan is intended to accomplish the same purposes as the 1998 Plan explained above.

  As of March 8, 2002, options and restricted shares granted over 2,038,519 Shares remained unforfeited. There are 10,000,000 shares available to be granted under the 2001 Plan, of which 5,000,000 may be granted to any one employee in any given calendar year. Options generally become exercisable on the sixth or eighth anniversary of grant. Certain option grants may accelerate depending on the achievement of certain performance goals and option grants may terminate based on the circumstances surrounding an optionee's termination of employment. The vesting of options and other share-based awards may also be accelerated, at the discretion of the Board of Directors of Willis Holdings, upon a change in control of that company. In connection with certain of the option grants, employees have agreed and may in the future agree to restrict the transferability of the Shares that they own, as of the date the option is granted, for a period of six years from the date of the original option grant, which options may be forfeited without payment in the event the employees breach the transfer restrictions imposed on their Shares.

  Unless sooner terminated by the Board of Directors of Willis Holdings, the 2001 Plan will expire 10 years after its adoption. That termination will not affect the validity of any grant outstanding on the date of that plan's termination.

Bonus and Stock Plan

  The Willis Group Holdings Limited 2001 Bonus and Stock Plan is a sub-plan of the 2001 Plan and provides for awards of restricted stock units (the "Award") which is, except for UK employees, simply a promise by Willis Holdings to deliver, on the third anniversary of the grant of an Award, Shares equal to the Award. For all UK employees the Award takes the form of a Zero Cost Option. The Award is determined in accordance with a formula based on the eligible bonus and the quoted market price of the Share at the date of the Award. Further, Willis Holdings matches the Award with an additional award of restricted stock units, equal to 25% of the Award.

Sharesave Plan

  The Willis Group Holdings Limited Sharesave Plan 2001 is also a sub-plan of the 2001 Plan, which has been approved by the Inland Revenue of the United Kingdom, under which all executive directors and employees of the Group who have completed a minimum service requirement not exceeding five years and are subject to certain taxes in the United Kingdom are granted options to purchase Shares. Options may be granted with a sterling option price that is not less than 80% of the market value of the Shares on the date of grant and, where the Shares are to be subscribed, the nominal value if greater. The options may vest in three, five or seven years' time, with each participant being able to pay for his or her options by entering into a savings contract with a savings provider under which he or she agrees to save a regular monthly amount, not to exceed (L)250 per month. The options granted in 2001 were issued at fair market value and vest in August 2004. The maximum monthly saving amount is
(L)100. At the end of the savings period, the participants receive their savings back plus a tax-free bonus, which may be used, at the participant's discretion, to exercise the option. Options not exercised within six months from the end of the contract will lapse. In addition, in the event of a change of control of Willis Holdings, options may be exercised within six months of the change of control. As of March 8, 2002, 593,901 Shares remain unforfeited.

  The Board of Directors of Willis Holdings may determine the maximum number of Shares available for any option grant. Options may be adjusted, subject to the prior approval of the UK Inland Revenue, to reflect variations in the share capital of Willis Holdings, including the capitalization, rights issue and subdivision, consolidation or reduction in the capital of Willis Holdings. Also, the Board of Directors of Willis Holdings may at any time amend the Sharesave Plan, which amendments must be approved by the UK Inland Revenue prior to taking effect in order to ensure that the Sharesave Plan retains its tax-qualified status. However, the Board of Directors of Willis Holdings may not make any amendments that would adversely affect the rights of participants without obtaining appropriate consents. No options may be granted under the Sharesave Plan after the tenth anniversary of the adoption of the Sharesave Plan.

Employee Stock Purchase Plan

  Under the Employee Stock Purchase Plan ("ESPP") employees of certain of our subsidiaries, currently US and Canadian subsidiaries, have the opportunity to purchase up to a maximum amount of

Shares through payroll deductions over certain specified periods of time. The price for the Shares will be the lesser of the closing price of a Share on the first day or the last day of an offering period under the ESPP. The ESPP qualifies as an employee stock purchase plan under section 423 of the Internal Revenue Code, which provides the participants in the ESPP with certain tax benefits upon their subsequent sale or other disposition of the Shares that they will purchase under the terms of the ESPP. Participants in the ESPP are offered the opportunity to elect to have up to a certain amount of their salaries deducted from their paychecks over a period of six months, and to use that money to purchase Shares. In no event may a participant purchase more than $25,000 worth of Shares in any given calendar year. 103,055 Shares were issued at fair market value in accordance with the first offering under this plan.

Employee Stock Purchase Agreements

  Shares purchased by employees and former employees, the options granted to the employees and Shares an employee may receive upon exercise of an option (all as granted under the 1998 Plan), generally are subject to transfer restrictions until the sixth anniversary of the date the employees originally purchased their Shares. One exception to this transfer restriction allows an employee to sell Shares under an effective registration statement at the time Profit Sharing (Overseas), the majority shareholder of Willis Holdings and an indirect wholly-owned subsidiary of KKR, sells its Shares pursuant to such registration statement, in the same proportion as Profit Sharing (Overseas) sells its Shares. Shares and options are also subject to certain risks of forfeiture, in whole or in part, prior to the sixth anniversary of the date the employees originally purchased the stock, including, without limitation, Willis Holdings' right to repurchase the Shares and to terminate options at a stated repurchase or termination price, which price ranges from the fair market value of the Shares to the book value per Share (for Shares purchased and options granted prior to January 20, 2001), depending upon the circumstances of an employee's termination of employment. In the event Profit Sharing (Overseas) is selling all or a portion of its Shares to an unaffiliated third party, the Shares purchased by the employees are also subject to Profit Sharing (Overseas)'s right to cause the employees to sell all or a portion of their Shares, and the employees have a right to cause Profit Sharing (Overseas) to permit employees and former employees to sell a portion of their Shares.

Employee Stock Ownership Plans and Trust

  The Company maintains Employee Share Ownership Plans, which as of March 8, 2002, held 804,834 Shares on behalf of the Company's directors, officers and other Group employees. These Shares were acquired by the Plans at the time of the 1998 acquisition of the Company in return for the employees forfeiting cash awards held by the Plans for their benefit. As part of the forfeiture arrangements, certain employees were granted under our Zero Cost Share Option Scheme, options over shares (now Shares), the value of which equaled on grant the cash amount of forfeited cash awards. The Plans are obliged to deliver the Shares held when the zero cost option is exercised upon payment of (L)1 and relevant taxes. No option may be exercised more than 10 years from the date of grant and no further options will be granted under the Scheme.

  Those employees who forfeited cash awards but did not receive a zero cost option grant have their Shares vested under the Plans at the same time they would have received the cash awards.

  The options and Shares subject to the options, as well as the other Shares held in Plans, will be subject, among other things, to our right to repurchase them at varying purchase prices upon certain terminations of employment, pursuant to the employee stock purchase agreements above. However, in the event that the Shares subject to the options are, as also described above, required by Profit Sharing (Overseas) to be sold to a third party, the participants will be entitled to receive a cash payment in respect of his or her Shares if the participant would have received cash under his or her forfeited award in that circumstance.

  In addition, options may be adjusted to reflect variations in the share capital of Willis Holdings including the capitalization, rights issue and subdivision, consolidation or reduction in the capital of Willis Holdings. The Board of Directors of Willis Holdings may amend the provisions of the Zero Cost Share Option Scheme at any time; however, the Board of Directors of Willis Holdings may not make any amendments that would disadvantage the participants without obtaining prior approval of the amendments from a majority of the participants.

  In connection with the employee stock purchase agreements described above, a trust was established at the time of the 1998 acquisition of the Company, which through its trustees, is a party to the Management and Employees Shareholders' and Subscription Agreement, which governs the Shares purchased by our employees. Under this agreement, the trust can be required to purchase Shares and options owned by these employees whose employment with us is terminated. Also, the trust has the power to repurchase the Shares and options owned by such former and current employees and the power to sell Shares at fair market value to employees in connection with certain option grants under the 2001 Plan. As of March 8, 2002, the trust had an interest in 846,132 Shares which can be purchased by employees or used to satisfy options grants made by us. As of March 8, 2002, 331,250 of the Shares held by the trust were reserved to satisfy option grants when exercised.

Other

  We also maintain a deferred compensation plan for certain employees that allows employees to defer a portion of their annual compensation and Willis North America has a 401(k) plan covering all eligible employees of Willis North America and its subsidiaries. Shares are available as an investment option to participants in Willis North America's 401(k) plan.

Board Practices

  The employment contracts of the directors and members of the Group Executive Committee generally provide for six months' notice.

  On October 15, 2000, the Group entered into a five-year employment agreement with Mr. Plumeri, pursuant to which Mr. Plumeri receives an annual $1,000,000 base salary, subject to annual review, plus additional bonus amounts provided for therein. The agreement also contains certain non-compete covenants. In respect of 2001, Mr. Plumeri received a base salary of $1,000,000 plus a contractually agreed bonus of $1,000,000. Mr. Plumeri was awarded an additional $1,000,000 discretionary bonus determined by the Board of Directors of Willis Holdings for extraordinary performance, less $244,000 of corporate costs relating to the Group's private airplane and other travel, lodging and business entertainment expenses, for which Mr. Plumeri wanted to be personally responsible as an example of corporate cost consciousness to other officers and employees of the Group. Out of the $756,000 discretionary bonus payable Mr. Plumeri elected to purchase 6,194 restricted stock units for $166,250, which Willis Holdings matched with an additional 1,548 units, all in accordance with the terms of the Bonus and Stock Plan applicable to other officers and employees of the Group.

  The agreement's term ends upon the earlier of October 15, 2005 or the giving by either party of 90 days' prior written notice. In general, upon Mr. Plumeri's termination of employment without cause or by Mr. Plumeri's resignation with good reason (which terms are defined in the agreement), including a resignation by Mr. Plumeri following a change of control (as defined in the agreement), he will receive payments and benefits based on formulae, which in no case exceeds an amount equal to the sum of three times annual base salary, bonus and benefits due to him.

  Further, if any payment or benefit payable to Mr. Plumeri after a change in ownership or control would be considered to be an excess parachute payment subject to a federal excise tax, then Mr. Plumeri will be paid an additional payment or benefit to gross up the amount of the excise tax.

  Following his retirement (or any termination of Mr. Plumeri's employment) at normal retirement age 65, he will be eligible to receive a retirement benefit for the rest of his life, generally equal to 5.3% of his base salary. Eligible compensation for pension purposes is limited by the Internal Revenue Service. The Willis North America Inc. Pension Plan does not consider bonuses as eligible compensation.

  The Company has neither an audit nor a remuneration committee. These committees are established within Willis Holdings.

Employees

  At December 31, 2001, 2000 and 1999 we had approximately 11,300, 10,470 and 10,716 employees, broken down by geographic location as follows:

Year                                                                    United Kingdom          United States     Rest of the World
 ---------------------------------------------------------------    ------------------     ------------------    ------------------
2001                                                                             3,485                  3,885                 3,930
2000                                                                             3,890                  3,870                 2,710
1999                                                                             3,916                  4,518                 2,282


  We are not involved in any material dispute with employees and management believes that relations with employees are good.

Share Ownership

  The interests of the directors and members of the Group Executive Committee in Shares at March 8, 2002 were as follows:

                                                               Percent ownership
                                          No. of Shares(1)             of Shares
-----------------------------------     ------------------    ------------------
Joseph J. Plumeri                                2,854,251                   1.2%
Frederick Arnold                                   105,176                     *
William P. Bowden, Jr.                              19,886                     *
Richard J. S. Bucknall                             310,000                     *
Thomas Colraine                                    189,100                     *
Janet Coolick                                       13,731                     *
Brian D. Johnson                                   250,000                     *
Patrick Lucas                                       50,000                     *
Stephen G. Maycock                                  96,036                     *
Joseph M. McSweeny                                 192,871                     *
Grahame J. Millwater                                85,040                     *
John M. Pelly                                      305,000                     *
James A. Ratcliffe                                  51,360                     *
Sarah J. Turvill                                    77,000                     *
Mario Vitale                                       145,000                     *


* less than 1%

(1) The figures disclosed include options exercisable within 60 days from March 8, 2002.

  The following table provides information for each of our directors and members of the Group Executive Committee who held options to purchase Shares at March 8, 2002.

                                                                          No. of Shares
                                                                             Underlying    Exercise
                                                     Date of Grant      Options Granted       Price        Option Expiration Period
                                      ----------------------------    -----------------    --------    ----------------------------
Joseph J. Plumeri                                 October 15, 2000            5,164,222        (L)2                October 15, 2010
Frederick Arnold                                      July 6, 2000              200,000        (L)2               December 18, 2010
William P. Bowden, Jr.                          September 10, 2001               11,362      $17.60              September 10, 2011
Richard J.S. Bucknall                            December 18, 1998              400,000        (L)2               December 18, 2008
                                                 December 29, 2000              187,500        (L)2               December 29, 2010
                                                     June 11, 2001                  393     (L)9.85                January 31, 2005
Thomas Colraine                                  December 18, 1998              406,656        (L)2               December 18, 2008
                                                     June 11, 2001                  393     (L)9.85                January 31, 2005
                                                 February 27, 2002                5,547      $26.84               February 27, 2012
Janet Coolick                                        June 11, 2001                5,554      $13.50                   June 11, 2011
Brian D. Johnson                                 December 18, 1998              400,000        (L)2               December 18, 2008
Stephen G. Maycock                               December 18, 1998              210,496        (L)2               December 18, 2008
                                                     June 11, 2001                  393     (L)9.85                January 31, 2005
Joseph M. McSweeny                               December 18, 1998              209,411        (L)2               December 18, 2008
                                                      July 6, 2000              218,644        (L)2                    July 6, 2010
Grahame J. Millwater                             December 18, 1998              213,902        (L)2               December 18, 2008
                                                     June 11, 2001                  393     (L)9.85                January 31, 2005
John M. Pelly                                    December 18, 1998              360,000        (L)2               December 18, 2008
                                                 December 29, 2000              125,000        (L)2               December 29, 2010
                                                     June 11, 2001                  393     (L)9.85                January 31, 2005
James A. Ratcliffe                                    July 6, 2000              120,000        (L)2                    July 6, 2010
                                                     June 11, 2001                  393     (L)9.85                January 31, 2005
Sarah J. Turvill                                 December 18, 1998              108,000        (L)2               December 18, 2008
                                                     June 11, 2001                  393     (L)9.85                January 31, 2005
Mario Vitale                                     December 29, 2000              250,000        (L)2               December 29, 2010


Item 7 - Major Shareholders and Related Party Transactions

Major Shareholders

  The Company is a wholly-owned subsidiary of TA IV Limited, following the transfer of equity by Trinity effective from January 1, 2001. The Company's ultimate parent company is Willis Holdings.

  The Company's ultimate controlling party is KKR 1996 Overseas, Limited, which is the general partner of KKR Associates II (1996), Limited Partnership, which is the general partner of KKR 1996 Fund (Overseas), Limited Partnership, which is the general partner of Profit Sharing (Overseas), Limited Partnership which beneficially owns 52.7% or 77,750,683 Shares. During 2001, as a consequence of two public offerings, the percentage owned decreased from 74.3% or 92,002,916 Shares.

Related Party Transactions

  KKR and Fisher Capital Corp. L.L.C., a company for which Mr. J.R. Fisher, a director of Willis Holdings, is the managing member and majority owner, render management, consulting, and certain other services to us and our subsidiaries for annual fees payable quarterly in arrears. In 2001, we paid $1,000,000 to KKR and $350,000 to Fisher Capital Corp. L.L.C. for those services. We also reimbursed their incidental expenses in connection with those services.

  Willis North America has an interest of approximately 7.5% in OneShield Inc., a company it is partnering with to bring major segments of its workflow process on United States business to the Internet. Our subsidiary also has warrants in OneShield Inc., which on exercise could increase its interest to approximately 12.5% on a fully diluted basis. The partners and employees of KKR and Fisher Capital Corp. L.L.C., some of whom serve as our directors, have current interests of 16.7% in aggregate and 0.3% respectively in OneShield Inc. Fisher Capital Corp. L.L.C. also has an interest of 0.3% in OneShield Inc.

  In 2000, our United States and United Kingdom subsidiaries received advice and consultancy services relating to their overall approach to e-business strategy and specific opportunities from Dynamis Solutions Inc., who received fees of approximately $319,000. At that time the partners and employees of KKR had interests of 14.23% in aggregate in Dynamis Solutions.

  Through a series of transactions in late 1998, Trinity, an entity formed by KKR for purposes of effecting the acquisition, acquired the Company in a going private transaction. Trinity financed the acquisition with common and preferred equity investments, senior subordinated debt financing and borrowings under a senior credit agreement. In addition to common equity invested by the KKR 1996 Fund (Overseas), Limited Partnership, equity financing for the acquisition came from six major insurance companies, Axa Insurance, Royal & Sun Alliance Insurance Group, The Chubb Corporation,
The Hartford Financial Services Group, Inc., Travelers Property Casualty Corp. and The Tokio Marine and Fire Insurance Company, Limited (the "consortium") which invested in the preferred equity of one of the subsidiaries of TA I, and to a lesser extent, in the common equity of TA I. The preferred equity was redeemed in 2001.

  In the ordinary course of our business we have placed and will continue to place premiums with the members of the consortium who beneficially own in aggregate approximately 12% of the Shares as of March 8, 2002.

  From time to time, in the ordinary course of business and on commercial terms the Company's insurance brokerage subsidiaries may provide services to directors or executive officers and their families in connection with their personal insurance requirements.

  R.J.S. Bucknall, was an Underwriting Member of Lloyd's during 2001. Some of our insurance brokerage subsidiaries place risks with the syndicates in which R.J.S. Bucknall participates in the normal course of their brokerage activities on the same basis as those subsidiaries do with other Lloyd's syndicates. The Company has guaranteed the performance obligations of Willis North America in respect of the pension benefits for B.D. Johnson under the Willis North America Inc. Executive Supplemental Retirement Plan, an unfunded pension plan.

  During 2000, our subsidiary, Willis North America, acquired from J.J. Plumeri, our Chairman and Chief Executive Officer, a 12.5% undivided interest in a Citation V Ultra aircraft for $693,719. The transaction was conducted on terms equivalent to those that prevail in arms' length transactions.

  We believe that the transactions described in this section between the Company or our subsidiaries and affiliates are on terms no less favourable to the Company or our subsidiaries than the terms that would be available to the Company or its subsidiaries in transactions with a non-affiliated third party. We intend that future transactions with our affiliates will be on a similar basis.

Item 8 - Financial Information

Consolidated Statements and Other Financial Information

Financial Statements

  See "Item 18 - Financial Statements".

Legal Proceedings

  General. We are subject to various actual and potential claims, lawsuits and proceedings relating principally to alleged errors and omissions in connection with the placement of insurance and reinsurance in the ordinary course of business. Like other large corporations, however, we are also subject to a variety of other claims, including those relating to our employment practices. Some of those claims, lawsuits and proceedings seek damages in amounts which could, if assessed, be significant. Most of the claims, lawsuits and proceedings arising in the ordinary course of business are covered by professional indemnity or other appropriate insurance. In respect of self-insured deductibles applicable, we have established provisions against these items which are believed to be adequate in the light of current information and legal advice, and we adjust such provisions from time to time according to developments. On the basis of current information, we do not expect that the outcome of the actual claims, lawsuits and proceedings to which we are subject or potential claims, lawsuits and proceedings relating to the matters described below, either individually or in the aggregate, will have a material adverse effect on our financial conditions, results of operations or liquidity.

  The material actual or potential claims, lawsuits and proceedings, of which we are currently aware are:

  Sovereign/WFUM. Sovereign, a wholly owned subsidiary of ours, operated as an insurance company in the UK and from 1972 Sovereign's underwriting activities were managed by another wholly owned subsidiary of ours, Willis Faber (Underwriting Management) Limited, or WFUM. WFUM also provided underwriting agency and other services to third-party insurance companies, which we refer to as the stamp companies, some of which are long-standing clients of ours. As an underwriting agent, WFUM did not issue any contracts of insurance or reinsurance in its own name or retain any underwriting risks for its own account. As part of its services as agent, WFUM arranged insurance and reinsurance business on behalf of Sovereign and the stamp companies in the following main classes of insurance: marine, non-marine, casualty and aviation. WFUM also arranged reinsurance on behalf of Sovereign and the stamp companies through third-party brokers, as well as through brokers within our group of companies.

  In 1991, Sovereign ceased underwriting new business and WFUM ceased arranging new business on behalf of Sovereign and the stamp companies. From that time until August 1998, WFUM administered the business it arranged on behalf of Sovereign and the stamp companies, referred to as handling the "run-off" of the business. From 1998, the run-off services were transferred to a new subsidiary of ours which services have in turn been sub-contracted to a third party with experience in running off pools with an insolvent member. In the case of Sovereign, those services are provided directly by that third party. One of our subsidiaries has agreed with certain of the stamp companies to fund certain costs of the run-off, subject to certain agreed guidelines as to timing and amount. The amounts to be funded under the run-off arrangements are currently within the aggregate of the unused provisions we have made. However, we cannot assure you that the provisions will be adequate to cover the actual run-off costs over time. Although we expect the run-off of the business to be conducted in an orderly manner, it may ultimately prove to be a lengthy and expensive process.

  In July 1997, Sovereign received an adverse arbitration decision in respect of a dispute between Sovereign and one of its reinsurers regarding the enforceability of certain reinsurance which WFUM had arranged. The award is confidential and non-binding as to third parties. As a result of the decision, the directors of Sovereign determined that Sovereign could not continue to trade unless the Company provided unlimited financial support. The Company's directors decided that, in the interests of its shareholders, this support for Sovereign could not be justified. Accordingly, Sovereign's directors placed Sovereign into provisional liquidation on July 11, 1997. On January 5, 2000, a scheme of arrangement proposed by Sovereign to its creditors became effective. The stated purpose of the scheme of arrangement is to resolve Sovereign's liabilities and provide that Sovereign's business is run off in as orderly a manner as possible. Sovereign's provisional liquidators have been discharged from office and have been appointed as scheme administrators. On January 16, 2001, the scheme administrators announced an initial payment percentage of 30% payable out of Sovereign's assets. Those creditors with established scheme liabilities received payment by May 2001. Sovereign's assets are separate and distinct from ours, and any payment from Sovereign will have no effect on our results of operations, financial condition or liquidity.

  Following the adverse arbitration decision, Sovereign and certain of the stamp companies expressed concern about the enforceability of other reinsurance put in place by WFUM on behalf of Sovereign and the stamp companies. We understand Sovereign has recently prevailed in an arbitration to ensure that a reinsurer honors its obligations to Sovereign on similar facts to the previous adverse arbitration decision. The reinsurer failed to obtain permission to appeal to the English courts. We also understand that Sovereign and possibly some of the stamp companies have commenced arbitration proceedings with a number of other reinsurers that are at a preliminary stage. Accordingly, we cannot assure you that there will be no further arbitration decisions, court decisions or discounted settlements arising in the future that result in shortfalls in reinsurance recoveries for Sovereign or the stamp companies. Other reinsurers which underwrite Sovereign's or the stamp companies' reinsurance contracts may seek to challenge the enforceability of such contracts. The failure of Sovereign or the stamp companies to collect reinsurance following any adverse arbitration awards would increase the likelihood of them pursuing claims against WFUM.

  Sovereign and the stamp companies have reserved their rights generally in respect of such potential claims, and WFUM, the Company and certain of our brokerage subsidiaries have entered into standstill agreements which preserve the rights of potential claimants with respect to their potential claims.
The scheme administrators and/or the stamp companies may seek to bring claims directly against the Company and hold it responsible for the liabilities of its subsidiaries. Although claims that the Company is liable merely because it is the subsidiary's parent are difficult to pursue successfully under English law, we cannot assure you that claims will not be made or, if made, that such claims could not succeed. The scheme administrators or the stamp companies may also seek to bring claims in respect of alleged acts or omissions of other subsidiaries or of the Company.

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

  Pension Review. As is the case for many companies involved in selling personal pension plans to individuals in the United Kingdom from 1988 to 1994, we face liabilities as a result of the pension transfers and opt-outs review initiated by the United Kingdom government. Sellers of personal pension plans have been subject to liabilities based on claims that they allegedly mis-sold pension products or gave improper advice. In particular, the regulators of the companies that engaged in this business, such as our independent financial advisory business, Willis Corroon Financial Planning Limited, required these companies to compensate individuals who withdrew from their previous or existing company pension plans or who were otherwise advised to set up personal plans, to the extent that following withdrawal, and the consequent loss of the employer contribution, that individual's personal pension plan did not produce returns equal to those that would have been achievable with an employer's company-sponsored plan. Whether compensation is due to a particular individual, and the amount of any compensation, is dependent on the subsequent performance of the pension plan sold and the relative cost to reinstate that individual into his or her prior company pension plan. These amounts could be significant and, in that case, materially adversely affect our results of operations or financial condition. Although we believe that the provisions established for the pension review are prudent, there remains a possibility that the provisions made will be insufficient.

  World Trade Center. We acted as the insurance broker, but not as an underwriter, for the placement of both property and casualty insurance for a number of entities which were directly impacted by the September 11, 2001 destruction of the World Trade Center complex, including Silverstein Properties LLC, which acquired a 99-year leasehold interest in the twin towers and related facilities from the Port Authority of New York and New Jersey in July 2001. Although the World Trade Center complex insurance was bound at or before the July 2001 closing of the leasehold acquisition, consistent with standard industry practice, the final policy wording for the placements was still in the process of being finalized when the twin towers and other buildings in the complex were destroyed on September 11, 2001. There are a number of lawsuits pending in the US between the insured parties and the insurers, but we are not a party to any of these lawsuits. Other disputes may also arise in respect of the World Trade Center insurance placed by us which could affect the Group, including claims by one or more of the insureds that we made culpable errors or omissions in connection with our brokerage activities. However, we do not believe that our role as broker will lead to liabilities which in the aggregate would have a material adverse effect on our results of operations, financial condition or liquidity.

  Insurance Market Dispute. Various legal proceedings are pending, have been concluded or may commence between reinsurers, reinsureds and in some cases their intermediaries, including reinsurance brokers, relating to personal accident excess of loss reinsurance for the years 1993 to 1998. The proceedings principally concern allegations by reinsurers that they have sustained substantial losses due to an alleged abnormal "spiral" in the market in which the reinsurance contracts were placed, the existence and nature of which, as well as other information, was not disclosed to them by the reinsureds or their reinsurance broker. A "spiral" is a market term for a situation in which reinsureds and reinsurers reinsure each other with the effect that the same loss or portion of that loss moves through the market multiple times.

  The reinsurers concerned are taking the position that, despite their decisions to underwrite risks or a group of risks, they are no longer bound by their reinsurance contracts. As a result, they have stopped settling claims and are seeking to recover claims already paid. We also understand that there have been two arbitration awards in relation to a spiral, among other things, in which the reinsurer successfully argued that it was no longer bound by parts of its reinsurance program. Willis Limited, our principal insurance brokerage subsidiary in the UK, acted as the reinsurance broker or otherwise as intermediary, but not as an underwriter, for numerous personal accident reinsurance contracts, including for two contracts that were involved in one of the arbitrations. Due to the small number of reinsurance brokers generally, Willis Limited was one of a small number of brokers active in the market for this reinsurance during the relevant period. We also utilized other brokers active in this market as sub-agents, including brokers who are parties to the legal proceedings described above, for certain contracts and may be responsible for any errors and omissions they may have made. One proceeding brought by one of the reinsurers concerned commenced on January 21, 2002 in the English High Court against certain parties, including a sub-broker that Willis Limited used to place two of the contracts involved in this trial. This trial is the first major public proceeding relating to the alleged spiral. Although neither we nor any of our subsidiaries are a party to this or any other proceeding or arbitration, Willis Limited has entered into standstill agreements with certain of the reinsureds for which it has acted as reinsurance broker or otherwise as intermediary, with the primary purpose of tolling the statute of limitations pending the outcome of proceedings between the reinsureds and reinsurers so that those reinsureds would not feel compelled to commence proceedings against Willis Limited in order to avoid the lapse of any claims they may have.

  As a result of the significant amount of underwriting losses that the underwriters for personal accident reinsurance have incurred, settlements between reinsureds and reinsurers have largely stopped. It is possible that reinsureds or reinsurers or other intermediaries may bring claims against Willis Limited or may ask Willis Limited to contribute to any settlements that may be reached. We understand that industry groups have been or are being formed with a view to seeking a market-wide settlement of claims arising in various years, and Willis Limited has been approached to join groups for certain years. Although at this time no claims are pending against Willis Limited and we have not joined any settlement effort, claims may be made against Willis Limited if reinsurers do not pay claims on policies issued by them. It is too early to know what amount of underwriting losses will be alleged to be attributable to an abnormal spiral or the other issues that may be raised, or what amount, if any, reinsureds or reinsurers or other intermediaries may seek to recover from Willis Limited.

  Baccala & Shoop. Prior to 1984, Baccala and Shoop Insurance Services, a US subsidiary, acted as managing general agent for certain insurance issuing companies, including three subsidiaries of The Hartford Financial Services Group, Inc. Since Baccala and Shoop ceased active operations in 1983, issuing companies (including Hartford) have notified Baccala and Shoop of potential errors and omissions claims against Baccala and Shoop. In August 1987, Baccala and Shoop, Hartford and Willis North America entered into a Standstill Agreement, amended in 1994, pursuant to which the statutes of limitations on Hartford's claims against Baccala and Shoop were tolled indefinitely in exchange for Hartford's agreement to forbear filing complaints against Baccala and Shoop based on these potential claims. Since 1983, the Group has paid approximately $7.9 million in settlement of errors and omissions claims brought by certain other issuing companies, including issuing companies that went into liquidation. There has been no notification of additional potential claims from Hartford or other issuing companies since 1992. Hartford has not stated what it believes to be its total aggregate losses potentially attributable to Baccala and Shoop.

Significant Changes

  None.

Item 9 - The Offer and Listing

Markets

  The Ordinary Shares are held by TA IV Limited and there is therefore no trading market in such shares.

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

Item 10 - Additional Information

Memorandum and Articles of Association

  The following is only a summary of certain material rights of the Company's shareholders under the provisions of the Company's Memorandum and Articles of Association and is qualified in its entirety by reference to the Companies Act 1985, as amended, of Great Britain ("Companies Act") and the Memorandum and Articles of Association. Copies of the Company's Memorandum and Articles of Association have been filed as exhibits to this Annual Report on Form 20-F.

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

Rights attaching to Ordinary Shares

  Under English law, dividends are only payable out of the Company's profits available for distribution, as determined in accordance with the UK GAAP and by the Companies Act. Holders of Ordinary Shares on which the dividend is declared by the shareholders in general meeting are paid a dividend in proportion to the amount paid up on those shares. In declaring such dividend, the general meeting may, at the recommendation of the directors, direct that it shall be satisfied wholly or partly by a distribution of assets.

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

Material Contracts

  See the matters described in Item 7 "Major Shareholders and Related Party Transactions".

Exchange Controls

  There are currently no UK foreign exchange control restrictions on the conduct of the Group's operations. While there are certain foreign exchange control restrictions which may affect the ability of certain of the Company's subsidiaries to pay dividends to the Company, the amounts involved have not been material to the Company in the past and the Company does not believe that such restrictions will have a material adverse impact on the Company or its ability to meet its cash flow requirements.

Taxation

  The statements set forth below in this Item are based on current law and published practice at the date of this annual report and are subject to change.

  Under current law if the Company, as guarantor, makes any payments in respect of interest on the Notes (or other amounts due under the Notes other than repayment of principal) such payments may be subject to UK withholding tax at the basic rate (currently 22%). Relief from such withholding may be available pursuant to the provisions of any applicable double taxation treaty. In particular, under the terms of the US/UK double taxation treaty, holders of the Notes entitled to the benefit of that treaty would be able to recover in full any UK tax withheld by making a claim on the appropriate form. Alternatively, a claim may be made by a holder of the Notes in advance of a payment in respect of interest. If the claim is accepted by the UK Inland Revenue, it will authorize subsequent payments to be made without deduction of UK withholding tax. Claims for repayment must be made within six years of the end of the UK year of assessment (generally April 5 in each year) to which the interest relates and must be accompanied by the original statement provided by the Company when the interest payment was made showing the amount of UK income tax deducted. Because a claim is not considered until the UK Inland Revenue receives the appropriate form from the Internal Revenue Service, forms should be sent to the Internal Revenue Service, in the case of an advance claim well before the relevant interest payment date or, in the case of a claim for repayment of the tax, well before the end of the appropriate limitation period.

  The Company has agreed, subject to specific exceptions and limitations, to pay to the holders of the Notes such additional amounts in respect of any applicable UK withholding tax in order that the interest (and other amounts due under the Notes) they receive, net of any applicable UK withholding tax, will equal the amounts which would have been receivable by them in the absence of such UK withholding tax.

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

  A discussion of our accounting policies for financial and derivative instruments is included in Note 1 of the consolidated financial statements and further disclosure is provided in Note 25 to the consolidated financial statements, included elsewhere in this annual report.

Foreign exchange risk management

  We report our operating results and financial condition in pounds sterling. Our US operations earn revenue and incur expenses primarily in US dollars. In the United Kingdom, however, we earn revenue in a number of different currencies, but expenses are almost entirely incurred in pounds sterling. Outside the United States and the United Kingdom, we predominantly generate revenue and expenses in the local currency. The table below details the breakdown of revenues and expenses by currency in 2001.

                                                                                       Pounds             US          Other
                                                                                     Sterling        Dollars     currencies
                                                                                  -----------    -----------    -----------
        Revenues                                                                          16%            62%            22%
        Expenses                                                                          38%            45%            17%


  Our operations are exposed to foreign exchange risk arising from cash flows and financial instruments that are denominated in currencies other than pounds sterling. Our primary foreign exchange risk arises from changes in the exchange rates between US dollars and pounds sterling. Our objective is to maximize our cash flow in US dollars. Our policy is to convert into pounds sterling all revenues arising in currencies other than US dollars together with sufficient US dollar revenues to fund the remaining pound sterling expenses. Outside the United Kingdom, only those cash flows necessary to fund mismatches between revenues and expenses are converted into local currency; amounts remitted to the United Kingdom are generally converted into pounds sterling. These transactional currency exposures are generally managed by entering into forward exchange contracts. It is our policy to hedge at least 25% of the next 12 months' exposure in significant currencies. We do not generally hedge exposures beyond three years.

  The table below provides information about our foreign currency forward exchange contracts, which are sensitive to exchange rate risk. The table summarizes the pounds sterling equivalent amounts of each currency bought and sold forward and the weighted average contractual exchange rates. All forward exchange contracts mature within three years.

                                                               Settlement date before December 31,
                              -----------------------------------------------------------------------------------------------------
                                           2002                               2003                               2004
                              -------------------------------    -------------------------------    -------------------------------
                                                      Average                            Average                            Average
                               Contract           contractual     Contract           contractual     Contract           contractual
December 31, 2001                amount         exchange rate       amount         exchange rate       amount         exchange rate
--------------------------    ---------    ------------------    ---------    ------------------    ---------    ------------------
                                   ((L)                               ((L)                               ((L)
                               million)                           million)                           million)
Foreign currency sold
US dollars sold for
 sterling                            43          $1.49 = (L)1           31          $1.44 = (L)1           14          $1.41 = (L)1
Japanese Yen sold for
 sterling                             7     Yen 156.02 = (L)1            5     Yen 157.79 = (L)1            2     Yen 156.06 = (L)1
Euro sold for sterling               14      Euro 1.59 = (L)1            3      Euro 1.57 = (L)1            -
                              ---------                          ---------                          ---------
Total                                64                                 39                                 16
==========================    =========                          =========                          =========
Fair Value(1)                         1                                  1                                  -
==========================    =========                          =========                          =========


                                                               Settlement date before December 31,
                              -----------------------------------------------------------------------------------------------------
                                           2001                               2002                               2003
                              -------------------------------    -------------------------------    -------------------------------
                                                      Average                            Average                            Average
                               Contract           contractual     Contract           contractual     Contract           contractual
December 31, 2000                amount         exchange rate       amount         exchange rate       amount         exchange rate
--------------------------    ---------    ------------------    ---------    ------------------    ---------    ------------------
                                   ((L)                               ((L)                               ((L)
                               million)                           million)                           million)
Foreign currency sold
US dollars sold for
 sterling                            46          $1.56 = (L)1           37          $1.50 = (L)1           17          $1.46 = (L)1
Japanese Yen sold for
 sterling                             7     Yen 160.81 = (L)1            4     Yen 144.21 = (L)1            -                     -
Euro sold for sterling               15      Euro 1.58 = (L)1            5      Euro 1.60 = (L)1            -                     -
                              ---------                          ---------                          ---------
Total                                68                                 46                                 17
==========================    =========                          =========                          =========
Fair Value(1)                        (1)                                 -                                  -
==========================    =========                          =========                          =========


(1) Represents the difference between the contract amount and the cash flow in pounds sterling which would have been receivable had the foreign currency forward exchange contracts been entered into on December 31, 2001 or 2000 at the forward exchange rates prevailing at that date.

Interest rate risk management

  We are subject to market risk from exposure to changes in interest rates based on our financing and investing activities. Our primary interest rate risk arises from changes in short-term interest rates in both US dollars and pounds sterling.

  Our operations are financed principally by variable rate bank borrowings and the 9% senior subordinated notes due 2009 issued by a subsidiary. Interest rate swaps are used to generate the desired interest rate profile and to manage our exposure to interest rate fluctuations. Our policy is to minimize our exposure to increases in interest rates on our borrowings. Accordingly, the majority of our variable rate borrowings is currently hedged through the use of interest rate swaps to convert the borrowings to reflect a fixed rate of interest.

  As a consequence of our insurance and reinsurance brokerage activities, there is a delay between the time we receive cash for premiums and claims and the time the cash needs to be paid. We earn interest on this float, which is included in our consolidated financial statements as interest income. This float is regulated in terms of access and the instruments in which it may be invested, most of which are short-term in maturity. We manage the interest rate risk arising from this exposure primarily through the use of interest rate swaps. It is our policy that, for currencies with significant balances, a minimum of 25% of forecast income arising is hedged for each of the next three years.

  The table below provides information about our derivative instruments and other financial instruments that are sensitive to changes in interest. For interest rate swaps, the table presents notional principal amounts and average interest rates analyzed by expected maturity dates. Notional principal amounts are used to calculate the contractual payments to be exchanged under the contracts. The duration of interest rate swaps varies between one and five years, with an average re-fixing period of three months. Average variable rates are based on interest rates set at December 31, 2001 or 2000, as appropriate, or, in the case of interest rate swaps not yet started, at the rates prevailing at December 31, 2001 or 2000, as appropriate.

                                             Expected to mature before December 31,
                                    ----------------------------------------------------------
                                                                                                                               Fair
December 31, 2001                       2002        2003         2004        2005         2006  Thereafter        Total    Value(1)
-------------------------------     --------    --------     --------    --------     --------    --------     --------    --------
                                                                  ((L) million, except percentages)
Current asset investments
Principal ($)                            204                        3           5            8                      220         220
 Fixed rate receivable                  2.23%                    5.49%       6.42%        5.53%                    2.49%
Principal ((L))                           57                        3           6            3                       69          69
 Fixed rate receivable                  4.91%                    6.60%       7.17%        7.63%                    5.31%
Principal (Euro)                          33                                                                         33          33
 Fixed rate receivable                  4.12%                                                                      4.12%
Long-term debt
Principal ($)                                                                                          301          301         313
 Fixed rate payable                                                                                   9.00%        9.00%
Principal ($)                                                                  57           81         102          240         240
 Variable rate payable                                                       5.75%        6.95%       7.64%        7.02%
Interest rate swaps
Principal ($)                            232         171          132         161           24                      720          15
 Fixed rate receivable                  6.40%       6.50%        5.82%       5.39%        6.29%                    5.91%
 Variable rate payable                  1.90%       3.21%        3.92%       4.51%        4.96%                    4.15%
Principal ($)                                                                              226                      226         (5)
 Fixed rate payable                                                                       5.10%                    5.10%
 Variable rate receivable                                                                 4.10%                    4.10%
Principal ((L))                           63          49           28          66                                   206           2
 Fixed rate receivable                  6.72%       6.64%        6.63%       5.64%                                 6.19%
 Variable rate payable                  4.01%       4.56%        5.16%       5.51%                                 5.20%
Principal (Euro)                          15           4           17          19            6                       61           -
 Fixed rate receivable                  4.49%       5.24%        4.68%       4.58%        4.55%                    4.71%
 Variable rate payable                  3.26%       3.80%        3.93%       4.28%        4.49%                    4.27%
Forward rate agreements
Principal ($)                            145         193           48                                               386           -
 Fixed rate receivable                  2.53%       3.29%        4.49%                                             3.16%
 Variable rate payable                  2.18%       2.62%        3.64%                                             3.50%
Principal ((L))                                       28                                                             28           -
 Fixed rate receivable                              7.21%                                                          7.21%
 Variable rate payable                              4.69%                                                          4.69%

                                         Expected to mature before December 31,
                                ----------------------------------------------------------
                                                                                                                           Fair
December 31, 2000                   2001        2002         2003        2004         2005  Thereafter        Total       Value(1)
---------------------------     --------    --------     --------    --------     --------    --------     --------    --------
                                                               ((L) million, except percentages)
Current asset investments
Principal ($)                        173                                    8            4           3          188         188
 Fixed rate receivable              6.86%                                6.07%        6.21%       5.62%        6.79%
Principal ((L))                       25                        2           4            6                       37          37
 Fixed rate receivable              6.51%                    6.30%       6.35%        6.52%                    6.52%
Principal (Euro)                      26           4                                                             30          30
 Fixed rate receivable              4.53%       4.50%                                                          4.53%
Long-term debt
Principal ($)                                                                                      363          363         324
 Fixed rate payable                                                                                9.0%         9.0%
Principal ($)                                                               7           63         202          272         272
 Variable rate payable                                                   8.20%        8.28%       8.30%        8.29%
Interest rate swaps
Principal ($)                        175         224          105          40                                   544           2
 Fixed rate receivable              5.96%       6.02%        7.07%       6.83%                                 6.26%
 Variable rate payable              5.81%       5.66%        6.06%       6.12%                                 5.82%
Principal ($)                                                                                      257          257           5
 Fixed rate payable                                                                               5.10%        5.10%
 Variable rate receivable                                                                         6.22%        6.22%
Principal ((L))                       70          63           37          28                                   198           2
 Fixed rate receivable              6.20%       6.59%        7.11%       6.63%                                 6.55%
 Variable rate payable              5.67%       5.66%        6.01%       6.07%                                 5.79%
Principal (Euro)                       8          16            5          11                                    40           -
 Fixed rate receivable              3.96%       4.05%        5.27%       5.27%                                 4.52%
 Variable rate payable              4.64%       4.55%        4.97%       5.25%                                 4.82%
Principal (Japanese Yen)               4                                                                          4           -
 Fixed rate receivable              1.70%                                                                      1.70%
 Variable rate payable              0.47%                                                                      0.47%


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

                                    PART II


Item 13 - Defaults, Dividend Arrearages and Delinquencies

  None.

Item 14 - Material Modifications to the Rights of Security Holders and Use of Proceeds

  None.



                                    PART III

Item 17 - Financial Statements

  Not applicable.

Item 18 - Financial Statements

  The following financial statements and schedule, together with the report of Deloitte & Touche thereon, are filed as part of this annual report:

  Report of Independent Auditors                                            F-1
  Consolidated Statements of Operations                                     F-2
  Consolidated Balance Sheets                                               F-3
  Consolidated Statements of Shareholders' Equity                           F-4
  Consolidated Statements of Cash Flows                                     F-5
  Notes to Consolidated Financial Statements                                F-7

Schedule

  Schedule II - Valuation and Qualifying Accounts                           S-1

Item 19 - Exhibits

    2.1 Indenture, dated February 2, 1999, among Willis Corroon Corporation, as issuer, Willis Corroon Partners and Willis Corroon Group Limited, as guarantors, and The Bank of New York, as trustee (incorporated by reference to Exhibit No. 4.1 to Registration
           No. 333-74483).

    2.2 Credit Agreement, dated as of July 22, 1998, and amended and restated as of February 19, 1999 and amended as of January 1, 2001, among Willis Corroon Corporation, as borrower, Willis Corroon Group Limited and Trinity Acquisition plc, as guarantors, the lenders thereunder and The Chase Manhattan Bank, as administrative agent and collateral agent (incorporated by reference to Exhibit No. 10.2 to Registration Statement No. 333-74483).

    4.1 Management and Employee Shareholders' and Subscription Agreement, dated as of December 20, 1999, among TA I Limited, Mourant & Co. Trustees Limited, and certain management members of TA I Limited and its subsidiaries (the "Management Registration
           Rights Agreement") (incorporated by reference to Exhibit No. 4.7 to Registration Statement No. 333-60982).

    4.2 Global Amendment to the Equity Participation Plan Agreements of TA I Limited (incorporated by reference to Exhibit No. 4.8 to Registration Statement No. 333-60982).

    4.3 Amended and Restated 1998 Share Purchase and Option Plan for Key Employees of Willis Group Holdings Limited (incorporated by reference to Exhibit No. 4.5 to Registration Statement
           No. 333-63186).

    4.4 Willis Group Holdings Limited 2001 Share Purchase and Option Plan (incorporated by reference to Exhibit No. 10.8 to Registration Statement No. 333-60982).

    4.5 Willis Group Holdings Limited North America 2001 Employee Stock Purchase Plan (incorporated by reference to Exhibit No. 4.3 to Registration Statement No. 333-62780).

    4.6 Willis North America Inc. Financial Security Partnership Plan (incorporated by reference to Exhibit No. 4.3 to Registration Statement No. 333-67466).

    4.7 Form of Willis Group Holdings Limited Zero Cost Share Option Scheme (incorporated by reference to Exhibit No. 10.12 to Registration Statement No. 333-74483).

    4.8 Willis Group Holdings Limited 2001 Bonus and Stock Plan (incorporated by reference to Exhibit No. 4.8 to Post Effective Amendment to Registration Statement No. 333-63186).

    4.9 Form of Amended and Restated Employment Agreement, dated as of March 26, 2001, between Willis Group Holdings Limited and Joseph J. Plumeri (incorporated by reference to Exhibit No. 10.9 to Registration Statement No. 333-60982).

    4.10 Guarantee by Willis Corroon Group Limited of pension plan of Brian Johnson (incorporated by reference to Exhibit No. 10.11 to Registration Statement No. 333-74483).

    8.1 List of subsidiaries of the Company - (see the list of our principal subsidiaries in Item 4 "Information on the Company - Business Overview").

                                   SIGNATURES


The Registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                                        WILLIS GROUP LIMITED
                                        (Registrant)

                                        By:/s/ T COLRAINE
                                        ---------------------------------------
                                        Name: T Colraine
                                        Title: Group Chief Financial Officer

Dated: London, March 28, 2002

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

                         REPORT OF INDEPENDENT AUDITORS


  We have audited the accompanying consolidated balance sheets of Willis Group Limited and subsidiaries as of December 31, 2001 and 2000, and the related statements of operations, shareholders' equity, cash flows and total recognized gains and losses for each of the three years in the period ended December 31, 2001. Our audits also included the financial statement schedule listed in the Index at Item 18. These financial statements and the financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and the financial statement schedule based on our audits.

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

  In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Willis Group Limited and subsidiaries at December 31, 2001 and 2000 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United Kingdom. Also, in our opinion, such related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

  Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the three years in the period ended December 31, 2001 and the determination of shareholders' equity and financial position at December 31, 2001 and 2000, to the extent summarized in Note 31.



                                                              Deloitte & Touche
                                  Chartered Accountants and Registered Auditors

London, England.
March 28, 2002

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                  YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

                                                                                  Note           2001           2000           1999
-----------------------------------------------------------------------    -----------    -----------    -----------    -----------
                                                                                            ((L) million, except per share data)
Commissions and fees                                                                 3          941.9          816.0          727.8
Interest and investment income                                                       5           46.5           45.0           38.6
                                                                                          -----------    -----------    -----------
Operating revenues                                                                              988.4          861.0          766.4
Operating expenses before exceptional items                                                    (766.1)        (731.1)        (714.8)
Exceptional items                                                                    4              -              -          (54.6)
Operating expenses                                                                             (766.1)        (731.1)        (769.4)
                                                                                          -----------    -----------    -----------
Operating income/(loss)                                                              5          222.3          129.9           (3.0)
(Loss)/gain on disposal/closure of operations                                                    (4.1)          (5.1)           1.5
Share of profit of associates                                                                     7.2            4.6            6.6
Interest income                                                                      7           58.2           58.2           56.8
Interest expense                                                                     8          (56.9)         (57.9)         (54.2)
                                                                                          -----------    -----------    -----------
Income before taxation                                                               9          226.7          129.7            7.7
Taxation                                                                            10          (78.9)         (36.8)         (11.1)
                                                                                          -----------    -----------    -----------
Income/(loss) after taxation                                                                    147.8           92.9           (3.4)
Equity minority interests                                                                        (5.0)          (1.5)          (3.0)
                                                                                          -----------    -----------    -----------
Net income/(loss) (i)                                                                           142.8           91.4           (6.4)
Dividends                                                                           11           (8.2)         (72.7)         (74.8)
                                                                                          -----------    -----------    -----------
Retained income/(loss) for the financial year                                                   134.6           18.7          (81.2)
                                                                                          ===========    ===========    ===========
Per ordinary share
Net income/(loss) (i)                                                               12           29.8p          19.2p          (1.4)
                                                                                          ===========    ===========    ===========
Average number of ordinary shares outstanding
  (in millions)                                                                                 479.3          476.5          470.8
======================================================================================    ===========    ===========    ===========


(i) A summary of the adjustments to net income that would be required if United States generally accepted accounting principles were to be applied instead of those generally accepted in the United Kingdom is set forth in Note 31.




The Notes to the Financial Statements are an integral part of these Financial
                                   Statements

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 2001 AND 2000

                                                                   Note               2001                          2000
--------------------------------------------------------    -----------    --------------------------    --------------------------
                                                                                                ((L) million)
ASSETS
Current assets
Cash and short-term deposits                                                                    667.8                         427.1
Investments                                                          13                         330.1                         318.4
Accounts receivable, net                                             14                       5,348.3                       4,511.8
                                                                                          -----------                   -----------
Total current assets                                                                          6,346.2                       5,257.3
Fixed assets
Intangible assets - goodwill, net                                    15           28.7                          35.2
Tangible assets, net                                                 16          127.7                         128.0
Investments                                                          17           45.1                          44.7
                                                                           -----------                   -----------
Total fixed assets                                                                              201.5                         207.9
                                                                                          -----------                   -----------
Total assets                                                                                  6,547.7                       5,465.2
========================================================                                  ===========                   ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable                                                                              4,687.1                       3,655.8
Corporate tax payable                                                                            74.8                          41.6
Accruals and deferred income                                                                    111.2                          86.3
Bank loans and overdrafts                                            19                            --                           8.7
Other current liabilities                                            18                         782.6                         799.3
                                                                                          -----------                   -----------
 Total current liabilities                                                                    5,655.7                       4,591.7
Noncurrent liabilities
Bank loans                                                           19          240.0                         271.7
Loan notes                                                           19          301.0                         362.6
Other noncurrent liabilities                                         20           36.3                          35.9
                                                                           -----------                   -----------
 Total noncurrent liabilities                                                                   577.3                         670.2
Provisions for liabilities and charges                               22                          96.6                         105.1
Equity minority interests                                                                        10.7                          12.8
                                                                                          -----------                   -----------
 Total liabilities and minority interests                                                     6,340.3                       5,379.8
Shareholders' equity (i)
Share capital                                                                     59.9                          59.9
Share premium                                                                    124.0                         124.0
Revaluation reserve                                                               14.9                          14.9
Retained earnings/(deficit)                                                        8.6                        (113.4)
                                                                           -----------                   -----------
 Total shareholders' equity                                                                     207.4                          85.4
                                                                                          -----------                   -----------
Total liabilities and shareholders' equity                                                    6,547.7                       5,465.2
=======================================================================                   ===========                   ===========


(i) A summary of the adjustments to shareholders' equity that would be required if United States generally accepted accounting principles were to be applied instead of those generally accepted in the United Kingdom is set forth in Note 31.



The Notes to the Financial Statements are an integral part of these Financial
                                   Statements

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

          CONSOLIDATED STATEMENTS OF MOVEMENTS IN SHAREHOLDERS' EQUITY
                  YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

Authorized Share Capital                                      Ordinary Shares
 ---------------------------------------------------    ----------------------------
                                                                                ((L)
                                                        Number (000)        million)
At January 1 and December 31, 1999, 2000 and 2001            528,000            66.0
 ===================================================    ============    ============
                                                           Issued Share Capital
                                                        ----------------------------          Share     Revaluation        Retained
Issued Share Capital and Reserves                             Ordinary Shares            premium(i)      reserve(i)    earnings(ii)
 ---------------------------------------------------    ----------------------------   ------------    ------------    ------------
                                                        Number (000)                           ((L) million)
At January 1, 1999                                           428,415            53.6           28.5            14.9            (8.0)
Retained loss                                                      -               -              -               -           (81.2)
Convertible loan conversion (iii)                             46,465             5.7           87.2               -               -
Issued for cash                                                1,250             0.2            2.3               -               -
Goodwill reinstated on disposals                                   -               -              -               -             4.8
Exchange adjustments                                               -               -              -               -            (6.2)
                                                        ------------    ------------   ------------    ------------    ------------
At December 31, 1999                                         476,130            59.5          118.0            14.9           (90.6)
Retained income                                                    -               -              -               -            18.7
Issued for cash                                                3,193             0.4            6.0               -               -
Goodwill reinstated on disposals                                   -               -              -               -             0.2
Exchange adjustments                                               -               -              -               -           (41.7)
                                                        ------------    ------------   ------------    ------------    ------------
At December 31, 2000                                         479,323            59.9          124.0            14.9          (113.4)
Retained income                                                    -               -              -               -           134.6
Goodwill reinstated on disposals                                   -               -              -               -            10.1
Exchange adjustments                                               -               -              -               -           (22.7)
                                                        ------------    ------------   ------------    ------------    ------------
At December 31, 2001                                         479,323            59.9          124.0            14.9             8.6
 ===================================================    ============    ============   ============    ============    ============


(i) The share premium and revaluation reserve are not distributable.

(ii)    Retained earnings at December 31, 2001 included (L)12.4 million (2000 :
        (L)9.1 million, 1999 : (L)8.5 million) in respect of associates.

(iii)   Relates to the conversion of an interest free convertible loan of
        (L)92.9 million owed to a parent company into 46,464,949 ordinary shares in the Company on February 3, 1999.

(iv) The cumulative amount of goodwill eliminated before December 31, 1997, net of goodwill relating to subsidiaries sold, amounts to (L)527.0 million.

(v) Trinity Acquisition Limited ("Trinity") has the right to convert the preferred shares it holds in a subsidiary of Willis Group Limited into 563,580 ordinary shares of Willis Group Limited ("ordinary shares") at any time up to December 31, 2002.



The Notes to the Financial Statements are an integral part of these Financial
                                  Statements.

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

                                                                                Note           2001            2000            1999
 -------------------------------------------------------------------    ------------   ------------    ------------    ------------
                                                                                                       ((L) million)
Net cash inflow from operating activities                                         24          474.2           206.4           130.4
                                                                                       ------------    ------------    ------------
Dividends from associates                                                                       2.6             3.2             2.2
                                                                                       ------------    ------------    ------------
Returns on investments and servicing of finance
Interest paid                                                                                 (57.1)          (56.0)          (44.8)
Interest received                                                                              61.8            58.5            47.8
Bank fees on borrowings                                                                        (0.5)           (0.6)           (4.7)
Minority dividend paid                                                                         (2.3)           (0.6)           (1.1)
                                                                                       ------------    ------------    ------------
Net cash inflow/(outflow) for returns on investments and servicing
  of finance                                                                                    1.9             1.3            (2.8)
                                                                                       ------------    ------------    ------------
Taxation                                                                                      (28.7)          (18.0)          (12.8)
                                                                                       ------------    ------------    ------------
Capital expenditure and financial investment
Purchase of tangible fixed assets                                                             (28.0)          (19.9)          (25.1)
Sale of tangible fixed assets                                                                   3.3             4.6             6.4
Purchase of fixed asset investments                                                            (0.2)           (1.5)           (0.2)
Sale of fixed asset investments                                                                 0.1               -             0.8
                                                                                       ------------    ------------    ------------
Net cash outflow for capital expenditure and financial investment                             (24.8)          (16.8)          (18.1)
                                                                                       ------------    ------------    ------------
Acquisitions and disposals
Purchase of subsidiaries                                                                       (3.5)           (9.0)          (10.2)
Purchase of associates                                                                            -            (0.8)          (10.6)
Proceeds from sale of business                                                                  2.4               -               -
Sale of subsidiaries                                                                           20.6             0.3             9.0
Net cash transferred on purchase/sale of subsidiaries                                          (6.3)            3.7             1.3
                                                                                       ------------    ------------    ------------
Net cash inflow/(outflow) for acquisitions and disposals                                       13.2            (5.8)          (10.5)
                                                                                       ------------    ------------    ------------
Equity dividends paid                                                                         (15.1)          (13.1)           (9.9)
                                                                                       ------------    ------------    ------------
Cash flow before management of liquid resources and financing                                 423.3           157.2            78.5
                                                                                       ------------    ------------    ------------
Management of liquid resources                                                                 (5.4)          (32.5)          (43.3)
                                                                                       ------------    ------------    ------------
Financing
Issue of ordinary shares                                                                          -             6.4             2.5
Capital contribution                                                                            0.5               -               -
Amounts due from parent companies                                                             (16.6)           20.5            23.0
Amounts due to parent companies                                                               (36.0)          (80.4)          (47.1)
Debt due within a year:
 Decrease in short-term borrowings                                                                -               -          (351.0)
Debt due beyond a year:
 Decrease in long-term borrowings                                                            (119.1)          (20.9)          (11.4)
Issue of Senior Subordinated Notes                                                                -               -           333.3
                                                                                       ------------    ------------    ------------
Net cash outflow from financing                                                              (171.2)          (74.4)          (50.7)
                                                                                       ------------    ------------    ------------
Increase/(decrease) in cash                                                                   246.7            50.3           (15.5)
 ===================================================================================   ============    ============    ============


(i) The differences between the consolidated statements of cash flows presented above and that required under US GAAP are described in Note 31.

The Notes to the Financial Statements are an integral part of these Financial
                                  Statements.

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

          CONSOLIDATED STATEMENTS OF TOTAL RECOGNIZED GAINS AND LOSSES
                  YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

                                                                                          2001               2000              1999
----------------------------------------------------------------------------    --------------     --------------    --------------
                                                                                                   ((L) million)
Net income/(loss)
Parent and subsidiaries                                                                  138.3               89.2             (11.1)
Associates                                                                                 4.5                2.2               4.7
                                                                                --------------     --------------    --------------
                                                                                         142.8               91.4              (6.4)
Currency translation differences
Subsidiaries                                                                             (22.5)             (41.9)             (4.9)
Associates                                                                                (0.2)               0.2              (1.3)
                                                                                --------------     --------------    --------------
Total recognized gains and losses for the financial year                                 120.1               49.7             (12.6)
============================================================================    ==============     ==============    ==============


(i) A statement of Comprehensive Income under US GAAP is set forth in Note 31 of Notes to the Financial Statements.



The Notes to the Financial Statements are an integral part of these Financial
                                  Statements.

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

                       NOTES TO THE FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

Note 1 - Accounting policies

Organization

  Willis Group Limited (the "Company") and its subsidiaries (together, the "Group") provide a broad range of value-added risk management consulting and insurance brokerage services both directly, and indirectly through its associates, to a diverse base of clients internationally. The Group provides specialized risk management advisory and other services on a global basis to clients in various industries, including the construction, aerospace, marine and energy industries. In its capacity as an insurance advisor and broker, the Group acts as an intermediary between clients and insurance carriers by advising clients on risk management requirements, helping clients determine the best means of managing risk, and negotiating and placing insurance risk with insurance carriers through the Group's global distribution network. The Group also provides other value-added services.

Basis of preparation

  The consolidated financial statements of the Company and its subsidiaries have been prepared on the going concern basis under the historical cost convention as modified by the revaluation of certain land and buildings. The Group's consolidated financial statements comply with accounting standards applicable in the United Kingdom ("UK GAAP").

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

Goodwill

  Goodwill arising on acquisitions occurring after January 1, 1998 is capitalized and amortized on a straight-line basis over its estimated useful economic life, determined on the individual circumstances of each business acquired but limited to a maximum period of 20 years. Goodwill on acquisitions completed before January 1, 1998 was eliminated against retained earnings and, as permitted by Financial Reporting Standard ("FRS") 10, "Goodwill and Intangible Assets", has not been reinstated. On disposal of a business acquired before January 1, 1998, any goodwill which was previously eliminated against retained earnings is reinstated and charged to the statement of operations.

Revenue recognition

  Revenue includes insurance commissions, fees for services rendered, certain commissions receivable from insurance carriers and interest income.

  The Group takes credit for insurance commissions (or fees negotiated in lieu of commission) in respect of insurance placements at the date when the insured is billed or at the inception date of the policy, whichever is later. Commissions on additional premiums and adjustments are recognized as and when advised. Fees for consulting services are generally recorded on completion of the project. Fees for other services are recognised over the period for which the services are rendered. The Group establishes contract cancelation reserves where appropriate. At December 31, 2001, 2000 and 1999, such amounts were not material.

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

Insurance brokerage receivables and payables

  Insurance brokers usually act as agents in placing the insurable risks of their clients with insurers and, as such, generally are not liable as principals for amounts arising from such transactions. Notwithstanding the legal relationships with clients and insurers, insurance brokers are entitled to retain investment income on any cashflows arising from insurance brokerage transactions; accounting standards require receivables and payables arising from such transactions to be shown as assets and liabilities.

  Debit and credit balances arising from insurance brokerage transactions are reported as separate assets or liabilities unless such balances are due to or from the same party and the offset would survive the insolvency of that party, in which case they are aggregated into a single net balance.

  Funds held in connection with insurance brokerage transactions are generally required to be held in regulated bank accounts subject to local operating guidelines and are not generally available for purposes other than settling insurance brokerage transactions.

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

Derivative financial instruments

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

Note 2 - Major acquisitions and dispositions

Acquisitions

  During 2001, 2000 and 1999, the Group acquired, or increased its investments in, a number of businesses and also increased its ownership in certain associates. The aggregate purchase price of all acquisitions completed during 2001, 2000 and 1999 approximated (L)3.8 million, (L)7.7 million and (L)20.0 million, respectively, inclusive of deferred payments amounting to (L)0.2 million, (L)2.6 million and (L)4.1 million. All of these transactions were recorded using the purchase method of accounting. Accordingly, the results of operations of the acquired businesses and the Group's increased share of the undistributed net income of associates have been included in the Group's consolidated results from their respective acquisition dates. The assets acquired and liabilities assumed were recorded at estimated fair values. Pro forma results from these acquisitions would not have been materially different from the amounts reported.

  The preliminary purchase price allocations for the acquisitions are subject to adjustment during the year following acquisition. In most of the acquisitions, the preliminary allocation resulted in an excess of purchase price over the fair value of net assets acquired being allocated to goodwill. Goodwill arising on acquisitions is being amortized on a straight-line basis over 20 years.

  The effect of acquiring subsidiaries, all of which were accounted for under the purchase method of accounting, was as follows:

                             2001           2000           1999
 -----------------    -----------    -----------    -----------
                                   ((L) million)
Net assets
  acquired
Tangible assets               0.4            0.5            0.9
Fixed asset
  investments                   -            0.3              -
Accounts
  receivable                  4.2           13.5           10.3
Cash and
  investments                 1.1            3.7            1.2
Accounts payable             (5.5)         (15.0)         (11.8)
Minority interest            (0.1)          (1.7)          (1.2)
Goodwill                      4.6            7.0           11.9
                      -----------    -----------    -----------
Cost of
  Acquisitions                4.7            8.3           11.3
 =================    ===========    ===========    ===========
Satisfied by
Cash                          3.0            5.7            9.2
Preference shares
  in subsidiary               1.5              -              -
Deferred
  consideration               0.2            2.6            2.1
                      -----------    -----------    -----------
                              4.7            8.3           11.3
 =================    ===========    ===========    ===========


  Included within "Cost of Acquisitions" above is (L)0.9 million,
(L)1.5 million and (L)2.8 million for 2001, 2000 and 1999 respectively relating to additional consideration for acquisitions made in prior years.

  The cash outflow of (L)3.5 million shown as "purchase of subsidiaries" in the consolidated statement of cash flows includes (L)0.5 million relating to deferred consideration paid during 2001 in respect of acquisitions completed in prior years.

  These acquisitions would have had no material impact on revenues, net income/(loss), or basic and diluted net income/(loss) per share for 2001, 2000 and 1999 had they been consummated at the beginning of each of the respective years of acquisition and of the immediate preceding year.

Dispositions

  In July 2001, the Group completed the sale of its 51% interest in Willis National Holdings Limited. The gain on disposal amounted to (L)12.9 million, net of a goodwill write-off of (L)2.6 million which included (L)2.4 million previously eliminated against reserves, and has been recorded in the statement of operations. In December 2001, the Group completed a restructuring of Willis Italia Holdings S.p.A. in which a subsidiary of that entity was disposed of in exchange for an increase in the Group's investment in Willis Italia Holdings S.p.A. from 50.1% to 67%. The loss on disposal of (L)9.2 million, included a net goodwill write-off of (L)8.3 million.

  In 2000, the Group developed a plan to exit certain business lines, including the sale of the municipality business of Public Entities National Corporation, part of the US wholesale operations, and the sale of certain other non-strategic businesses. The loss on disposal/closure of operations in 2000 consisted of provisions of (L)2.8 million of redundancy costs and (L)2.3 million of excess operating lease obligations and other closure costs relating to these plans. The sale was completed in January 2001, giving rise to the reinstatement of (L)7.7 million of goodwill previously eliminated against reserves.

  Total proceeds relating to 2000 were not material. Total proceeds relating to 1999 dispositions of subsidiaries and associates amounted to (L)4.5 million with a gain of (L)1.5 million recorded in the consolidated statement of operations. Additional cash was received in 1999 in the amount of (L)4.5 million, which related to deferred amounts on acquisitions completed in prior years.

  The effect of the above, and other dispositions, was as follows:

                                              2001           2000           1999
-----------------------------------    -----------    -----------    -----------
                                                     ((L) million)
Net assets disposed of
Tangible assets                                3.9              -              -
Fixed asset investments                        0.5              -              -
Accounts receivable                           23.7              -            0.9
Deposits and cash                             15.2              -           (0.1)
Accounts payable                             (31.4)          (0.1)          (0.8)
                                       -----------    -----------    -----------
                                              11.9           (0.1)             -
Minority interest                             (6.2)             -              -
Goodwill written off                          18.7            0.2            3.0
(Loss)/gain on disposal                       (4.1)           0.2            1.5
                                       -----------    -----------    -----------
Total Proceeds                                20.3            0.3            4.5
===================================    ===========    ===========    ===========
Satisfied by
Cash                                          20.3            0.1            4.5
Deferred consideration                           -            0.2              -
                                       -----------    -----------    -----------
                                              20.3            0.3            4.5
===================================    ===========    ===========    ===========


  The subsidiaries disposed of during the year did not have a material effect on the Group's operating cash flow.

  The cash inflow of (L)20.6 million shown as "Sale of subsidiaries" in the consolidated statement of cash flows includes (L)0.3 million relating to deferred consideration received during 2001 in respect of disposals completed in prior years.

Note 3 - Segmental analysis

Geographical analysis by location
  of client                                   2001           2000           1999
-----------------------------------    -----------    -----------    -----------
                                                     ((L) million)
Commissions and fees
United Kingdom                               183.9          178.4          163.2
North America                                508.6          433.2          391.0
Rest of the World                            249.4          204.4          173.6
                                       -----------    -----------    -----------
                                             941.9          816.0          727.8
===================================    ===========    ===========    ===========


  The above table analyzes commissions and fees by the address of the client from whom the business is derived. This does not necessarily reflect the original source or location of the business.

Geographical analysis by location
  of company                                  2001           2000           1999
-----------------------------------    -----------    -----------    -----------
                                                     ((L) million)
Commissions and fees
United Kingdom                               357.9          315.6          280.6
North America                                464.7          406.5          359.7
Rest of the World                            119.3           93.9           87.5
                                       -----------    -----------    -----------
                                             941.9          816.0          727.8
                                       -----------    -----------    -----------
Operating revenues
United Kingdom                               389.5          344.7          306.4
North America                                476.7          419.7          370.9
Rest of the World                            122.2           96.6           89.1
                                       -----------    -----------    -----------
                                             988.4          861.0          766.4
                                       -----------    -----------    -----------
Operating income/(loss)
United Kingdom                               102.1           65.1          (25.2)
North America                                 96.3           51.9            5.4
Rest of the World                             23.9           12.9           16.8
                                       -----------    -----------    -----------
                                             222.3          129.9           (3.0)
                                       -----------    -----------    -----------
Depreciation and amortization                 25.7           26.7           26.8
                                       -----------    -----------    -----------
Capital expenditure                           29.2           19.9           26.6
===================================    ===========    ===========    ===========


                                                             2001           2000
--------------------------------------------------    -----------    -----------
                                                            ((L) million)
Net assets
United Kingdom                                              (48.5)        (110.0)
North America                                               126.3           85.9
Rest of the World                                           140.3          122.3
                                                      -----------    -----------
                                                            218.1           98.2
                                                      -----------    -----------
Total assets
United Kingdom                                            3,554.6        2,888.1
North America                                             2,746.2        2,334.5
Rest of the World                                           246.9          242.6
                                                      -----------    -----------
                                                          6,547.7        5,465.2
==================================================    ===========    ===========

Note 4 - Exceptional items

  Exceptional items for the year ended December 31, 1999 consisted of:

(i) Pensions review

  The pensions review provision was increased by (L)40 million (see Note 22 - Provisions for liabilities and charges) as the estimated cost of compensation and administration increased as a consequence of falling UK interest rates, changes in financial and demographic assumptions prescribed by the Regulator and the prospect of having to rework a substantial number of previously agreed claims as a result of the Regulator's announcement in December 1999 of the discovery of errors in the prescribed method of calculating compensation.

(ii) Restructuring charges

  A charge of (L)10.5 million was made in 1999 to cover the costs of implementing changes to business processes in the North American operations during 2000. The charge comprised (L)4.0 million for severance payments covering 275 employees and (L)6.5 million for property leases in excess of Group requirements.

(iii) Financing costs

  In connection with the issue of the 9% Senior Subordinated Notes, fees amounting to (L)4.1 million were written off during 1999.

Note 5 - Operating income/(loss)

                                                                                                 2001           2000           1999
--------------------------------------------------------------------------------------    -----------    -----------    -----------
                                                                                                        ((L) million)
Operating income/(loss) was arrived at after (crediting)/charging:
Interest receivable                                                                             (33.0)         (32.5)         (28.1)
Investment income                                                                               (13.5)         (12.5)         (10.5)
                                                                                          -----------    -----------    -----------
Interest and investment income                                                                  (46.5)         (45.0)         (38.6)
                                                                                          -----------    -----------    -----------
Auditors' remuneration
Audit fees                                                                                        1.1            1.0            0.9
Other services provided by auditors (United Kingdom only)                                         0.7            0.2            0.7
Depreciation and amortization on owned assets                                                    25.7           26.7           26.8
Operating lease rentals
Land and buildings                                                                               36.0           36.8           34.3
Equipment                                                                                         7.8            6.8            5.2
======================================================================================    ===========    ===========    ===========


Note 6 - Employees

Salaries and associated expenses                                                                 2001           2000           1999
--------------------------------------------------------------------------------------    -----------    -----------    -----------
                                                                                                        ((L) million)
Salaries                                                                                        466.9          429.8          396.2
Social security costs                                                                            34.5           31.1           27.4
Other pension costs                                                                              13.0           13.4           20.1
                                                                                          -----------    -----------    -----------
                                                                                                514.4          474.3          443.7
======================================================================================    ===========    ===========    ===========


                                                                                             Average for year ended December 31,
                                                                                          -----------------------------------------
Number of Group employees                                                                        2001           2000           1999
--------------------------------------------------------------------------------------    -----------    -----------    -----------
                                                                                                          (Number)
United Kingdom                                                                                  3,409          3,690          3,695
North America                                                                                   3,763          3,918          4,324
Rest of the World                                                                               2,992          2,162          1,427
                                                                                          -----------    -----------    -----------
                                                                                               10,164          9,770          9,446
======================================================================================    ===========    ===========    ===========


Note 7 - Interest income

                                                                                                 2001           2000           1999
--------------------------------------------------------------------------------------    -----------    -----------    -----------
                                                                                                        ((L) million)
Interest receivable from parent company                                                          55.9           58.2           56.1
Other interest receivable                                                                         2.3              -            0.7
                                                                                          -----------    -----------    -----------
                                                                                                 58.2           58.2           56.8
======================================================================================    ===========    ===========    ===========

Note 8 - Interest expense

                                                                                                 2001           2000           1999
--------------------------------------------------------------------------------------    -----------    -----------    -----------
                                                                                                        ((L) million)
Bank loans and overdrafts                                                                        53.8           55.9           53.1
Amortization of bank fees                                                                         2.2            1.3            1.1
Other                                                                                             0.9            0.7              -
                                                                                          -----------    -----------    -----------
                                                                                                 56.9           57.9           54.2
======================================================================================    ===========    ===========    ===========


Note 9 - Income/(loss) before taxation

                                                                                                 2001           2000           1999
--------------------------------------------------------------------------------------    -----------    -----------    -----------
                                                                                                        ((L) million)
United Kingdom                                                                                  149.5           99.1          (24.1)
North America                                                                                    52.1           21.1            8.2
Rest of the World                                                                                25.1            9.5           23.6
                                                                                          -----------    -----------    -----------
                                                                                                226.7          129.7            7.7
======================================================================================    ===========    ===========    ===========


Note 10 - Taxation

Charge for the year                                                                              2001           2000           1999
--------------------------------------------------------------------------------------    -----------    -----------    -----------
                                                                                                        ((L) million)
UK corporation tax at 30%
   (2000 : 30%, 1999 : 30.3%)                                                                    45.9           16.4           12.0
United States                                                                                    23.7           12.1            1.6
Rest of the World                                                                                 8.5            9.7           10.3
Deferred tax                                                                                      0.5           (3.1)         (14.2)
Overprovision in prior years                                                                     (2.4)          (0.7)          (0.5)
                                                                                          -----------    -----------    -----------
                                                                                                 76.2           34.4            9.2
Associates                                                                                        2.7            2.4            1.9
                                                                                          -----------    -----------    -----------
Charge for the year                                                                              78.9           36.8           11.1
======================================================================================    ===========    ===========    ===========


  There was no tax effect in either 2001 or 2000 resulting from exceptional items.

  The standard rate of tax for the year, based on the UK standard rate of corporation tax, is 30%. The actual tax charge for the current and previous years differs from the standard rate for the reasons set out in the following reconciliation.

Reconciliation of UK statutory rate to effective rate                                            2001           2000           1999
--------------------------------------------------------------------------------------    -----------    -----------    -----------
                                                                                                             (%)
UK statutory rate                                                                                30.0           30.0           30.3
Profits taxed at other than UK statutory rate
 United States                                                                                    2.3            1.6          (11.9)
 Rest of World                                                                                    1.2            3.0           31.3
 Capital gains not currently taxable or reduced by other reliefs                                 (1.9)          (0.3)          (1.4)
 Permanent differences and other items                                                            2.0           (5.3)          99.2
 Prior year adjustments                                                                          (0.9)          (0.6)          (4.4)
 Disallowable costs incurred by the company on the acquisition                                      -              -            1.5
 Disallowable consolidated goodwill eliminated on disposal                                        2.1              -              -
                                                                                          -----------    -----------    -----------
Effective rate                                                                                   34.8           28.4          144.6
======================================================================================    ===========    ===========    ===========


  Permanent differences and other items for 1999 largely relate to provisions, principally those relating to the pensions review, not being recognized as a tax deduction in 1999.

Note 11 - Dividends

                                                                                                 2001           2000           1999
--------------------------------------------------------------------------------------    -----------    -----------    -----------
                                                                                                        ((L) million)
First interim                                                                                     8.2           42.6           61.1
Second interim                                                                                      -           30.1           13.7
                                                                                          -----------    -----------    -----------
                                                                                                  8.2           72.7           74.8
======================================================================================    ===========    ===========    ===========


Note 12 - Net income/(loss) per ordinary share

  Net income/(loss) per ordinary share has been calculated using net income and the weighted average number of ordinary shares in issue during the year ended December 31, 2001 of 479.3 million (2000 : 476.5 million, 1999 : 470.8 million).

Note 13 - Current asset investments

                                                          2001              2000
-------------------------------------------     --------------    --------------
                                                         ((L) million)
Listed investments (market value (L)35.3
  million (2000 : (L)42.2 million))                       34.4              41.7
Unlisted investments                                     295.7             276.7
                                                --------------    --------------
                                                         330.1             318.4
===========================================     ==============    ==============


  Listed investments mainly comprise investments that were purchased with the intention of holding to maturity. Unlisted investments comprise commercial paper and certificates of deposit.

Note 14 - Accounts receivable

                                                          2001              2000
-------------------------------------------     --------------    --------------
                                                         ((L) million)
Due within one year
 Trade receivables                                     3,909.4           3,102.6
 Less: provision for bad and doubtful
  debts                                                  (17.2)            (15.7)
                                                --------------    --------------
                                                       3,892.2           3,086.9
 Amounts owed by parent companies                        748.9             614.5
 Amounts owed by associates                                0.1               0.2
 Corporate tax                                             0.1               0.5
 Prepayments and accrued revenue                          88.3              89.4
 Other receivables                                        29.5              29.2
                                                --------------    --------------
                                                       4,759.1           3,820.7
Due after more than one year
 Trade receivables                                         3.3               6.1
 Amounts owed by parent companies                        542.9             638.3
 Deferred tax (see Note 23)                               12.4              12.3
 Other receivables                                        30.6              34.4
                                                --------------    --------------
                                                       5,348.3           4,511.8
===========================================     ==============    ==============


  The level of insurance brokerage receivables is no indication of credit risk, since the status of the insurance broker as agent means that generally the credit risk is borne by the principals; nor is it an indication of future cash flows as it is normal practice for insurance brokers to settle accounts with clients, insurers, other intermediaries and market settlement bureaux on a net basis. The simultaneous recording of an insurance brokerage transaction between client and insurer results in a high level of correlation between insurance brokerage receivables and payables.

  The costs charged to the consolidated statements of operations in respect of provisions for bad and doubtful debts were (L)6.8 million, (L)5.2 million and
(L)6.3 million in the years ended December 31, 2001, 2000, and 1999 respectively.

Note 15 - Intangible assets - goodwill

                                                                                          2001               2000              1999
----------------------------------------------------------------------------    --------------     --------------    --------------
                                                                                                   ((L) million)
Cost or valuation
January 1,                                                                                39.3               32.0              20.0
Exchange adjustments                                                                       0.1                0.3               0.1
Acquisitions                                                                               4.6                7.0              11.9
Dispositions                                                                             (10.1)                 -                 -
                                                                                --------------     --------------    --------------
December 31,                                                                              33.9               39.3              32.0
                                                                                --------------     --------------    --------------
Amortization
January 1,                                                                                (4.1)              (1.9)             (0.3)
Provided in the year                                                                      (2.6)              (2.2)             (1.6)
Dispositions                                                                               1.5                  -                 -
                                                                                --------------     --------------    --------------
December 31,                                                                              (5.2)              (4.1)             (1.9)
                                                                                --------------     --------------    --------------
Net book value
December 31,                                                                              28.7               35.2              30.1
============================================================================    ==============     ==============    ==============


Note 16 - Tangible assets

                                                    Furniture,
                                   Land and      equipment and
                                  buildings           vehicles             Total
-------------------------    --------------     --------------    --------------
                                                ((L) million)
Year ended December 31,
  2001
Cost or valuation
January 1, 2001                        93.6              130.5             224.1
Exchange adjustments                    0.1                0.6               0.7
Additions                               6.5               22.7              29.2
Disposals                              (2.0)             (30.7)            (32.7)
Arising from
  acquisitions                            -                0.6               0.6
                             --------------     --------------    --------------
December 31, 2001                      98.2              123.7             221.9
                             --------------     --------------    --------------
Depreciation
January 1, 2001                       (19.3)             (76.8)            (96.1)
Exchange adjustments                    0.1               (0.3)             (0.2)
Provided in the year                   (5.6)             (17.5)            (23.1)
Disposals                               0.7               24.7              25.4
Arising from
  acquisitions                            -               (0.2)             (0.2)
                             --------------     --------------    --------------
December 31, 2001                     (24.1)             (70.1)            (94.2)
                             --------------     --------------    --------------
Net book value
December 31, 2001                      74.1               53.6             127.7
=========================    ==============     ==============    ==============

                                                     Furniture
                                   Land and      equipment and
                                  buildings           vehicles             Total
-------------------------    --------------     --------------    --------------
                                                ((L) million)
Year ended December 31,
  2000
Cost or valuation
January 1, 2000                        92.7              127.8             220.5
Exchange adjustments                    0.7                2.9               3.6
Additions                               3.3               16.6              19.9
Disposals                              (3.1)             (18.7)            (21.8)
Arising from
  acquisitions                            -                1.9               1.9
                             --------------     --------------    --------------
December 31, 2000                      93.6              130.5             224.1
                             --------------     --------------    --------------
Depreciation
January 1, 2000                       (15.6)             (69.2)            (84.8)
Exchange adjustments                      -               (1.1)             (1.1)
Provided in the year                   (5.2)             (19.3)            (24.5)
Disposals                               1.5               14.1              15.6
Arising from
  acquisitions                            -               (1.3)             (1.3)
                             --------------     --------------    --------------
December 31, 2000                     (19.3)             (76.8)            (96.1)
                             --------------     --------------    --------------
Net book value
December 31, 2000                      74.3               53.7             128.0
=========================    ==============     ==============    ==============
Year ended December 31,
  1999
Cost or valuation
January 1, 1999                        96.1              150.7             246.8
Exchange adjustments                      -                0.2               0.2
Additions                               3.2               23.4              26.6
Disposals                              (6.6)             (47.9)            (54.5)
Arising from
  acquisitions                            -                1.4               1.4
                             --------------     --------------    --------------
December 31, 1999                      92.7              127.8             220.5
                             --------------     --------------    --------------
Depreciation
January 1, 1999                       (12.7)             (92.5)           (105.2)
Provided in the year                   (5.4)             (19.8)            (25.2)
Disposals                               2.5               43.6              46.1
Arising from
  acquisitions                            -               (0.5)             (0.5)
                             --------------     --------------    --------------
December 31, 1999                     (15.6)             (69.2)            (84.8)
                             --------------     --------------    --------------
Net book value
December 31, 1999                      77.1               58.6             135.7
=========================    ==============     ==============    ==============

Net book value of land and buildings                                                      2001               2000              1999
----------------------------------------------------------------------------    --------------     --------------    --------------
                                                                                                   ((L) million)
Freehold : Land                                                                           17.0               18.1              18.1
        Buildings                                                                         41.2               42.7              44.8
Leasehold : Long                                                                             -                  -                 -
        Short                                                                             15.9               13.5              14.2
                                                                                --------------     --------------    --------------
                                                                                          74.1               74.3              77.1
============================================================================    ==============     ==============    ==============


  The transitional rules of FRS 15 "Tangible fixed assets" have been adopted for Group properties, which permit the retention of the carrying values at the previously revalued amounts. The Group's principal properties, valued at December 31, 1995, will not be subject to further revaluations. Other fixed assets are shown at historical cost to the Group. Any impairment in the value of fixed assets is charged to the statement of operations in accordance with FRS 11 "Impairment of fixed assets and goodwill".

  The Group's principal freehold properties were valued at December 31, 1995 on the basis of open market value for existing use. The carrying value of these revalued properties, at December 31, 2001, was (L)57.3 million (2000 :
(L)57.3 million, 1999 : (L)57.7 million) and the accumulated depreciation was
(L)11.1 million (2000 : (L)9.1 million, 1999 : (L)7.7 million). On an historical cost basis these properties would be included at cost of (L)57.1 million (2000 : (L)57.1 million, 1999 : (L)57.1 million) less accumulated depreciation of (L)25.6 million (2000 : (L)23.7 million, 1999 : (L)21.8 million).

  No tax would be payable on the realization of revalued properties at their net funds value by virtue of available capital loss carryforwards.

Note 17 - Investments

                                                                                        Shares held           Other
                                                                          Associates    by ESOPs(i)     investments           Total
 -------------------------------------------------------------------    ------------   ------------    ------------    ------------
                                                                                               ((L) million)
Year ended December 31, 2001
Cost
January 1, 2001                                                                 43.5            2.5             4.5            50.5
Exchange adjustments                                                            (0.2)             -               -            (0.2)
Additions                                                                          -              -             0.2             0.2
Disposals                                                                       (0.3)          (0.8)           (0.4)           (1.5)
Share of undistributed net income of associates                                  3.3              -               -             3.3
                                                                        ------------   ------------    ------------    ------------
December 31, 2001                                                               46.3            1.7             4.3            52.3
                                                                        ------------   ------------    ------------    ------------
Provisions
January 1, 2001                                                                 (3.5)          (0.8)           (1.5)           (5.8)
Exchange adjustments                                                               -           (0.1)              -            (0.1)
Amortization                                                                    (1.4)          (0.8)              -            (2.2)
Disposals                                                                          -            0.8             0.1             0.9
                                                                        ------------   ------------    ------------    ------------
December 31, 2001                                                               (4.9)          (0.9)           (1.4)           (7.2)
                                                                        ------------   ------------    ------------    ------------
Net book value
December 31, 2001                                                               41.4            0.8             2.9            45.1
 ===================================================================    ============   ============    ============    ============

                                                                                        Shares held           Other
                                                                          Associates    by ESOPs(i)     investments           Total
 -------------------------------------------------------------------    ------------   ------------    ------------    ------------
                                                                                               ((L) million)
Year ended December 31, 2000
Cost
January 1, 2000                                                                 42.0            3.6             4.2            49.8
Exchange adjustments                                                             0.2            0.2            (0.1)            0.3
Additions                                                                        0.9              -             1.5             2.4
Disposals                                                                          -           (1.3)           (1.1)           (2.4)
Share of undistributed net income of associates                                  0.4              -               -             0.4
                                                                        ------------   ------------    ------------    ------------
December 31, 2000                                                               43.5            2.5             4.5            50.5
                                                                        ------------   ------------    ------------    ------------
Provisions
January 1, 2000                                                                 (2.1)          (1.1)              -            (3.2)
Exchange adjustments                                                               -           (0.1)              -            (0.1)
Provided in the year                                                               -              -            (1.5)           (1.5)
Amortization                                                                    (1.4)          (0.7)              -            (2.1)
Disposals                                                                          -            1.1               -             1.1
                                                                        ------------   ------------    ------------    ------------
December 31, 2000                                                               (3.5)          (0.8)           (1.5)           (5.8)
                                                                        ------------   ------------    ------------    ------------
Net book value
December 31, 2000                                                               40.0            1.7             3.0            44.7
 ===================================================================    ============   ============    ============    ============

                                                                                       Shares held           Other
                                                                       Associates         by ESOPs(i)  investments            Total
----------------------------------------------------------------    -------------    -------------   -------------    -------------
                                                                                             ((L) million)
Year ended December 31, 1999
Cost
January 1, 1999                                                              29.0              3.6             3.3             35.9
Exchange adjustments                                                         (1.3)             0.1               -             (1.2)
Additions                                                                    11.5                -             1.3             12.8
Capital repayment                                                            (0.9)               -               -             (0.9)
Disposals                                                                       -             (0.1)           (0.4)            (0.5)
Share of undistributed net income of associates                               3.7                -               -              3.7
                                                                    -------------    -------------   -------------    -------------
December 31, 1999                                                            42.0              3.6             4.2             49.8
                                                                    -------------    -------------   -------------    -------------
Provisions
January 1, 1999                                                              (0.7)            (0.8)              -             (1.5)
Amortization                                                                 (1.4)            (0.4)              -             (1.8)
Disposals                                                                       -              0.1               -              0.1
                                                                    -------------    -------------   -------------    -------------
December 31, 1999                                                            (2.1)            (1.1)              -             (3.2)
                                                                    -------------    -------------   -------------    -------------
Net book value
December 31, 1999                                                            39.9              2.5             4.2             46.6
================================================================    =============    =============   =============    =============


(i) The Group has Employee Stock Ownership Plans (the "ESOPs") which invest in common shares of the ultimate parent company, Willis Group Holdings Limited. The trustees of the ESOPs transferred 424,724, 527,495 and 34,687 common shares during the years ended December 31, 2001, 2000 and 1999, respectively. At December 31, 2001, 2000 and 1999, the ESOP shares outstanding were 828,687, 1,253,411 and 1,780,906, respectively, representing approximately 0.6%, 1.0% and 1.5% of the total common shares of Willis Group Holdings Limited. Willis Group Holdings Limited shares are listed on the New York Stock Exchange. The fair market value of the common shares held by the ESOP at December 31, 2001 was (L)13.4 million. No dividends have been distributed on the common shares held by the ESOPs.

  Unaudited condensed financial information for associates, in the aggregate, is presented below.

                                                                                                 2001           2000           1999
--------------------------------------------------------------------------------------    -----------    -----------    -----------
                                                                                                        ((L) million)
Operating revenues                                                                              213.4          188.7          183.0
Operating income                                                                                 24.2           21.9           21.7
Net income                                                                                       16.4           11.1           20.2
======================================================================================    ===========    ===========    ===========


                                                             2001           2000
--------------------------------------------------    -----------    -----------
                                                            ((L) million)
Current assets                                              446.4          433.0
Fixed assets                                                 65.3           73.2
                                                      -----------    -----------
                                                            511.7          506.2
                                                      ===========    ===========
Current liabilities                                         435.1          425.4
Noncurrent liabilities                                       23.5           29.4
Shareholders' equity                                         53.1           51.4
                                                      -----------    -----------
                                                            511.7          506.2
==================================================    ===========    ===========

  Associates at December 31, 2001, which principally affected the Group's financial position and results of operations, all of which are insurance brokers and were accounted for under the equity accounting method, were:

                                                                      Percentage
                                                                    ownership of
Name of associate                                 Country           common stock
 ----------------------------------------------   -------------    -------------
Al-Futtaim Willis Faber (Private) Limited         Dubai                       49
Willis GmbH & Co. K.G.
  (formerly Jaspers Wuppesahl Industrie
  Assekuranz GmbH & Co., K.G. ("Jaspers
  Wuppesahl"))                                    Germany                     45
Gras Savoye & Cie ("Gras Savoye")                 France                      33
Willis A/S                                        Denmark                     30
Herzfeld & Levy S.A.                              Argentina                   40
 ==============================================   =============    =============


Note 18 - Other current liabilities

                                                           2001             2000
 ----------------------------------------------   -------------    -------------
                                                           ((L) million)
Amounts owed to parent companies                          678.7            678.8
Income tax and social security                             10.6             10.2
Other payables                                             93.3            110.3
                                                  -------------    -------------
                                                          782.6            799.3
 ==============================================   =============    =============


Note 19 - Bank loans and overdrafts

  Short-term bank loans and overdrafts due in less than one year at December 31, 2001 and 2000, amounted to (L)nil and (L)8.7 million, respectively. The weighted average interest rate payable on short-term bank loans and overdrafts outstanding at December 31, 2000 was 7.9%.

  Aggregate maturities of noncurrent bank loans for the five years subsequent to December 31, are as follows:

Bank loans repayable in more than one year                 2001             2000
 ----------------------------------------------   -------------    -------------
                                                           ((L) million)
Between three and four years                               57.1              7.3
Between four and five years                                81.6             62.9
Thereafter                                                101.3            201.5
                                                  -------------    -------------
                                                          240.0            271.7
 ==============================================   =============    =============


Senior credit facility

  During 1998, the Group entered into a Senior Credit Facility agreement comprising Term Loans of $450 million and a Revolving Credit Facility of $150 million.

  The Term Loans were fully drawn down on November 19, 1998 and are arranged in four tranches that are repayable between 2005 and 2008. The loans accrue interest at the London Inter-Bank Offered Rate ("LIBOR") plus a variable margin. With effect from February 19, 1999 the Group entered into a swap transaction to exchange the applicable LIBOR rate for a fixed rate. At that date the weighted average interest rate was 7.7%.

  Pursuant to the Senior Credit Facility agreement, the Group makes loan repayments based on the amortization schedule specified in the agreement. In addition, during 2001 and 2000, the Group made non-mandatory early repayments totaling (L)41.7 million and (L)20.9 million, respectively. As a consequence, the Group's next scheduled repayment under the facility is not due until 2005. For the years ended December 31, 2001 and 2000, the weighted-average interest rate relating to all loans under the Senior Credit Facility ranged from 5.63% to 6.88% and 8.40% to 9.22%, respectively; net of an interest rate swap, the ranges were 6.26% to 7.50% and 6.96% to 7.76%.

  The Senior Credit Facility agreement also includes a Revolving Credit Facility of $150 million; such facility is available for working capital requirements and general corporate purposes, subject to certain limitations, until 2005. The Revolving Credit Facility is available for loans denominated in US dollars, pounds sterling and certain other currencies and for letters of credit, including to support loan note guarantees. At December 31, 2001 and 2000, the balance drawn on this facility was (L)nil.

  The Senior Credit Facility agreement contains numerous operating and financial covenants, including, without limitation, requirements to maintain minimum ratios of adjusted earnings before interest, tax, depreciation and amortization ("EBITDA"), to interest and maximum levels of indebtedness in relation to adjusted EBITDA. In addition, the credit agreement includes covenants relating to limitation on liens, limitations on sales and other disposals of assets, limitations on indebtedness and other liabilities, limitations on capital expenditures, limitations on investments, mergers, acquisitions, loans and advances, limitations on dividends and other distributions, limitations on prepayment, redemption or amendment of the Senior Subordinated Notes, maintenance of property, environmental matters, employee benefit matters, maintenance of insurance, nature of business, compliance with applicable laws, corporate existence and rights, payment of taxes and access to information and properties. At December 31, 2001, the Group was in compliance with all covenants.

9% Senior Subordinated Notes

  In February 1999, Willis North America Inc. ("Willis North America"), refinanced a short-term loan by issuing 9% Senior Subordinated Notes due 2009 (the "Notes") in the aggregate principal amount of $550 million. The interest on the Notes is payable semiannually on February 1 and August 1 of each year, beginning August 1, 1999.

  The Notes are redeemable at the option of Willis North America in the following cases:

    o On or before February 1, 2002, Willis North America was able to redeem up to 35% of the aggregate principal amount of the Notes at a redemption price equal to 109% of the aggregate principal amount of those Notes, plus accrued and unpaid interest, using the net proceeds of certain equity offerings.

    o From and after February 1, 2004, Willis North America may redeem the Notes, in whole or in part, at a redemption price equal to 104.5% of the aggregate principal amount of the Notes being redeemed in 2004, which percentage declines by 1.5% per annum over the next years to 100% in 2007, plus accrued and unpaid interest.

  During 2001, Willis North America bought back and canceled Notes totaling
(L)77.4 million. The difference between the market price paid and the book value was not material.

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

  The indenture for the Notes contains covenants that, among other things, limit the ability of Willis North America, Willis Group Limited, Willis Partners and some of their subsidiaries to incur additional indebtedness and issue preferred stock; pay dividends or make other distributions; repurchase capital stock or subordinated indebtedness; create liens; enter into some transactions with associates; sell assets and assets of subsidiaries; issue or sell capital stock of some subsidiaries; and enter into some mergers and acquisitions. At December 31, 2001, the Group was in compliance with all covenants.

Note 20 - Other noncurrent liabilities

                                                             2001           2000
--------------------------------------------------    -----------    -----------
                                                            ((L) million)
Trade payables                                                3.7            3.5
Accruals and deferred income                                  1.0            1.2
Other payables                                               31.6           31.2
                                                      -----------    -----------
                                                             36.3           35.9
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

  At December 31, 2001, the aggregate future minimum rental commitments under all non-cancelable operating lease agreements are as follows:

                                                                               Land and Buildings                  Other
                                                                           --------------------------    --------------------------
                                                                                  2001           2000           2001           2000
-----------------------------------------------------------------------    -----------    -----------    -----------    -----------
                                                                                                ((L) million)
Payments committed to be made within one year for leases expiring:
in less than one year                                                              3.2            2.5            0.7            0.4
between one and five years                                                        11.4           12.1            2.4            4.0
after five years                                                                  18.3           18.0              -            0.2
                                                                           -----------    -----------    -----------    -----------
                                                                                  32.9           32.6            3.1            4.6
=======================================================================    ===========    ===========    ===========    ===========

  At December 31, 2001, the aggregate future minimum rental commitments under all non-cancelable operating lease agreements are as follows:

                                                                                  Gross rental       Rentals from        Net rental
                                                                                   commitments          subleases       commitments
----------------------------------------------------------------------------    --------------     --------------    --------------
                                                                                                   ((L) million)
2002                                                                                      36.0               (5.9)             30.1
2003                                                                                      30.4               (5.3)             25.1
2004                                                                                      26.9               (4.6)             22.3
2005                                                                                      21.8               (4.3)             17.5
2006                                                                                      19.6               (4.1)             15.5
Thereafter                                                                                66.4              (17.0)             49.4
                                                                                --------------     --------------    --------------
                                                                                         201.1              (41.2)            159.9
============================================================================    ==============     ==============    ==============


  Rent expense amounted to (L)43.8 million and (L)43.6 million for the years ended December 31, 2001 and 2000, respectively. The Group's rental income from subleases was (L)4.1 million and (L)2.6 million for the years ended December 31, 2001 and 2000, respectively.

Note 22 - Provisions for liabilities and charges

                                                              Pension
                                              Claims           review           Surplus
                                       provisions(i)    provision(ii)          property
                   provisions(iii)      Discontinued
                                          operations
                    provisions(iv)          Deferred
                                                 tax            Total
----------------------------------     -------------    -------------     -------------    -------------     ---------    ---------
                                                                              ((L) million)
January 1, 1999                                 27.5             20.7              16.9             23.7           6.0         94.8
Charged to income                               10.9             40.0               6.7                -         (14.2)        43.4
Utilized in the year                            (4.5)           (13.0)             (4.4)            (0.6)            -        (22.5)
Transferred to receivables                         -                -                 -                -           8.2          8.2
Exchange and other adjustments                   0.6                -                 -                -             -          0.6
                                       -------------    -------------     -------------    -------------     ---------    ---------
December 31, 1999                               34.5             47.7              19.2             23.1             -        124.5
Charged to income                                9.6                -               0.7                -             -         10.3
Utilized in the year                            (9.7)           (13.7)             (5.0)            (4.0)            -        (32.4)
Exchange and other adjustments                   0.5                -               0.5              1.7             -          2.7
                                       -------------    -------------     -------------    -------------     ---------    ---------
December 31, 2000                               34.9             34.0              15.4             20.8             -        105.1
Charged to income                               19.9                -               0.6                -             -         20.5
Utilized in the year                            (9.4)           (12.5)             (4.4)            (2.9)            -        (29.2)
Exchange and other adjustments                     -                -               0.1              0.1             -          0.2
                                       -------------    -------------     -------------    -------------     ---------    ---------
December 31, 2001                               45.4             21.5              11.7             18.0             -         96.6
==================================     =============    =============     =============    =============     =========    =========


(i) The claims provisions include estimates for liabilities that may arise from potential claims for errors and omissions.

(ii) In common with many companies involved in selling personal pension plans in the UK, the Group's financial advisory business, Willis Corroon Financial Planning Limited ("WCFP"), is required by the Financial Services Authority ("the Regulator"), which regulates these matters, to review certain categories of personal pension plans sold to individuals between 1988 to 1994. WCFP is required to compensate those individuals who transferred from, opted out or did not join, their employer-sponsored pension plan if the expected benefits from their personal pension plan did not equal the benefits that would have been available from their employer-sponsored pension plan. Whether compensation is due to a particular individual, and the amount thereof, is dependent upon the subsequent performance of the personal pension plan sold and the net present value of the benefits that would have been available from the employer-sponsored pension plan calculated using financial and demographic assumptions prescribed by the Regulator. The Regulator currently requires all offers of compensation to be made by June 30, 2002. In 1999, the pension review provision was increased by
      (L)40 million. This was necessitated by adverse changes in the demographic assumptions used and the Regulator's announcement of the discovery of errors in their prescribed method of calculating compensation resulting in the prospective reworking of previously settled claims. Although the Company considers the established provisions to be prudent and expects to pay out these provisions over the next two years, there remains some uncertainty as to the ultimate exposure relating to the review. This exposure is subject to a number of variable factors including, among others, the effect of future changes in prescribed UK interest rates and in financial and other assumptions which are issued by the Regulator on a quarterly basis.

(iii) Provisions for properties surplus to operational requirements.

(iv) Provisions for discontinued operations include estimates for future costs of administering the run-off of the former UK underwriting operations. These operations, which ceased underwriting new business in 1991, comprised Willis Faber (Underwriting Management) Limited, an underwriting agency, and Sovereign Marine & General Insurance Company Limited (in Scheme of Arrangement) ("Sovereign"), an insurance company. Sovereign was placed into provisional liquidation in July 1997 and in January 2000 a scheme of arrangement became effective.


Note 23 - Deferred tax

                                                             2001           2000
--------------------------------------------------    -----------    -----------
                                                            ((L) million)
Opening balance                                              12.3            8.2
Transfer from income                                         (0.5)           3.1
Other adjustments                                             0.6            1.0
                                                      -----------    -----------
Closing balance                                              12.4           12.3
                                                      ===========    ===========
The deferred tax assets arise from:
Capital allowances                                           (8.5)          (8.4)
Timing differences                                           20.9           20.7
                                                      -----------    -----------
                                                             12.4           12.3
==================================================    ===========    ===========


Note 24 - Notes to consolidated statements of cash flows

Reconciliation of operating income/(loss) to
  net cash inflow from operating activities                                                      2001           2000           1999
--------------------------------------------------------------------------------------    -----------    -----------    -----------
                                                                                                        ((L) million)
Operating income/(loss)                                                                         222.3          129.9           (3.0)
Exceptional items                                                                                   -              -           54.6
Cash outflow on exceptional items                                                                   -          (19.4)         (13.0)
Depreciation charges, loss on sale of tangible fixed assets and unlisted investments             23.1           27.1           28.6
Provision against unlisted investments                                                              -            1.5              -
Amortization of goodwill                                                                          2.6            2.2            1.6
Increase in receivables                                                                        (807.2)        (559.2)         (60.6)
Increase in payables                                                                          1,042.8          631.0          120.1
Net movement on provisions                                                                       (9.4)          (6.7)           2.1
                                                                                          -----------    -----------    -----------
Net cash inflow from operating activities                                                       474.2          206.4          130.4
======================================================================================    ===========    ===========    ===========

                                                  Cash and overdrafts                                Borrowings
                                          ------------------------------------                 -----------------------
                                                                                                     Due     Due after
                                                                                     Liquid       within     more than
                                               Cash   Overdrafts         Total    resources     one year      one year    Net funds
 -------------------------------------    ---------    ---------     ---------    ---------    ---------     ---------    ---------
                                                                                ((L) million)
January 1, 1999                               123.4         (6.2)        117.2        475.3        (99.9)         (6.1)       486.5
Cash flow before management of liquid
  resources and financing                      82.3         (3.8)         78.5            -            -             -         78.5
Management of liquid resources                (43.3)           -         (43.3)        43.3            -             -            -
Financing                                     (53.2)           -         (53.2)           -         41.8          11.4            -
Issue of share capital                          2.5            -           2.5            -            -             -          2.5
Non-cash movements                                -            -             -            -         32.6             -         32.6
Foreign exchange                               (1.2)         0.7          (0.5)         2.4         (6.6)         (5.3)       (10.0)
                                          ---------    ---------     ---------    ---------    ---------     ---------    ---------
December 31, 1999                             110.5         (9.3)        101.2        521.0        (32.1)            -        590.1
Cash flow before management of liquid
  resources and financing                     156.5          0.7         157.2            -            -             -        157.2
Management of liquid resources                (32.5)           -         (32.5)        32.5            -             -            -
Financing                                     (80.8)           -         (80.8)           -         80.8             -            -
Issue of share capital                          6.4            -           6.4            -            -             -          6.4
Non-cash movements                                -            -             -            -        (67.2)            -        (67.2)
Foreign exchange                                1.8         (0.1)          1.7         30.1        (45.9)            -        (14.1)
                                          ---------    ---------     ---------    ---------    ---------     ---------    ---------
December 31, 2000                             161.9         (8.7)        153.2        583.6        (64.4)            -        672.4
Cash flow before management of liquid
  resources and financing                     414.7          8.6         423.3            -            -             -        423.3
Management of liquid resources                 (5.4)           -          (5.4)         5.4            -             -            -
Financing                                    (171.7)           -        (171.7)           -        171.7             -            -
Capital contribution                            0.5            -           0.5            -            -             -          0.5
Non-cash movements                                -            -             -            -        (13.0)            -        (13.0)
Foreign exchange                               (1.7)         0.1          (1.6)        10.6        (24.1)            -        (15.1)
                                          ---------    ---------     ---------    ---------    ---------     ---------    ---------
December 31, 2001                             398.3            -         398.3        599.6         70.2             -      1,068.1
 =====================================    =========    =========     =========    =========    =========     =========    =========


  Amounts in the 1999 cash flow have been restated to reflect a reclassification of (L)8.1 million between overdrafts and liquid resources, thus changing the decrease in cash in the year from (L)7.4 million to (L)15.5 million. Net funds are unaffected by this reclassification.

Analysis of cash and short-term deposits and liquid resources
  as shown in the balance sheet                                                                  2001           2000           1999
--------------------------------------------------------------------------------------    -----------    -----------    -----------
                                                                                                        ((L) million)
Cash
Cash and short-term deposits                                                                    667.8          427.1          363.5
Less: short-term deposits classified as liquid resources                                       (269.5)        (265.2)        (253.0)
                                                                                          -----------    -----------    -----------
                                                                                                398.3          161.9          110.5
======================================================================================    ===========    ===========    ===========
Liquid resources
Current asset investments                                                                       330.1          318.4          268.0
Short-term deposits                                                                             269.5          265.2          253.0
                                                                                          -----------    -----------    -----------
                                                                                                599.6          583.6          521.0
======================================================================================    ===========    ===========    ===========


Note 25 - Financial instruments

  The Group's principal financial instruments, other than derivatives, comprise bank loans and overdrafts, amounts owed to or from the parent companies, Senior Credit Facility and the Notes, cash, deposits and investments. The Group also enters into derivative transactions (principally interest rate swaps and forward foreign currency contracts) in order to manage interest rate and currency risks arising from the Group's operations and its sources of finance. The Group does not hold financial instruments for trading purposes.

  The main risks arising from the Group's financial instruments are interest rate risk, liquidity risk and foreign currency risk. The Board reviews and agrees policies for managing each of these risks as summarized below.

  As permitted by FRS 13, "Derivatives and Other Financial Instruments:
Disclosures", short-term trade debtors and creditors have been omitted from the following analysis.

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

  As a result of the Group's operating activities, the Group receives cash for premiums and claims which it deposits in short-term investments denominated in pounds sterling, US dollars and other foreign currencies. The Group earns interest on these funds, which is included in the Group's financial statements as interest income. These funds are regulated in terms of access and the instruments in which they may be invested, most of which are short-term in maturity. In order to manage interest rate risk arising from these financial assets, the Group enters into interest rate swaps to receive a fixed rate of interest and pay a variable rate of interest fixed in the various currencies related to the short-term investments. The use of interest rate contracts essentially converts groups of short-term investments to fixed rates. It is Group policy that, for currencies with significant balances, a minimum of 25% of forecast income arising is hedged for each of the next three years.

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

Foreign currency risk

  The Group's objective is to maximize its cash flow in US dollars. In all locations with the exception of the UK, the Group predominantly generates revenues and expenses in the local currency. In the UK, however, the Group earns revenues in a number of different currencies but expenses are almost entirely in pounds sterling. This mismatch creates a currency exposure.

  The Group's policy within the UK is to convert into sterling all revenues arising in currencies other than US dollars together with sufficient US dollar revenues to fund the remaining sterling expenses. Outside the UK, only those cash flows necessary to fund mismatches between revenues and expenses are converted into local currency; amounts remitted to the UK are generally converted into sterling. These transactional currency exposures are principally managed by entering into forward foreign exchange contracts.

  It is Group policy to hedge at least 25% of the next 12 months' exposures in significant currencies.

  Translational exposures are not hedged.

Interest rate risk profile of financial liabilities

  The interest rate profile of the financial liabilities of the Group, after taking account of interest rate swaps is summarized below:

                                                                            Floating
                                                                                rate
                                                                           financial     Financial liabilities on
                              Fixed rate financial liabilities           liabilities     which no interest is paid            Total
                         -------------------------------------------    ------------   ----------------------------    ------------
                                                            Weighted
                                            Weighted         average                                       Weighted
                                             average      period for                                        average
                                            interest      which rate                                   period until
Currency                      Amount            rate        is fixed          Amount         Amount        maturity
--------------------    ------------    ------------    ------------    ------------   ------------    ------------    ------------
                                ((L)                                            ((L)           ((L)                            ((L)
                            million)             (%)         (years)        million)       million)         (years)        million)
At December 31, 2001
Sterling                           -               -               -               -            2.6               -             2.6
US dollar                      527.2            8.05             5.0            13.8          679.7               -         1,220.7
Other currencies                   -               -               -               -            0.1               -             0.1
                        ------------                                    ------------   ------------                    ------------
                               527.2                                            13.8          682.4                         1,223.4
====================    ============                                    ============   ============                    ============
At December 31, 2000
Sterling                           -               -               -             0.4            2.1               -             2.5
US dollar                      619.2            8.14             6.0            15.0          680.0               -         1,314.2
Other currencies                   -               -               -             8.3            0.3               -             8.6
                        ------------                                    ------------   ------------                    ------------
                               619.2                                            23.7          682.4                         1,325.3
====================    ============                                    ============   ============                    ============

Interest rate risk profile of financial assets

  The interest rate profile of the financial assets of the Group, after taking account of interest rate swaps is summarized below:

                                                                            Floating
                                                                                rate
                                                                           financial   Financial assets on which no
                                Fixed rate financial assets                   assets         interest is paid                 Total
                         -------------------------------------------    ------------   ----------------------------    ------------
                                                            Weighted
                                            Weighted         average                                       Weighted
                                             average      period for                                        average
                                            interest      which rate                                   period until
Currency                      Amount            rate        is fixed          Amount         Amount        maturity
--------------------    ------------    ------------    ------------    ------------   ------------    ------------    ------------
                                ((L)                                            ((L)           ((L)                            ((L)
                            million)             (%)         (years)        million)       million)         (years)        million)
At December 31, 2001
Sterling                        81.5            6.58             1.2           115.4          617.6               -           814.5
US dollar                      808.0            6.75             3.2           350.4          134.6               -         1,293.0
Japanese yen                       -               -               -            24.3              -               -            24.3
Euro                            24.4            4.64             1.5            39.5              -               -            63.9
Other currencies                   -               -               -            97.3              -               -            97.3
                        ------------                                    ------------   ------------                    ------------
                               913.9                                           626.9          752.2                         2,293.0
====================    ============                                    ============   ============                    ============
At December 31, 2000
Sterling                        89.0            6.40             0.7            47.4          617.5               -           753.9
US dollar                      891.9            7.94             4.5           225.1            1.5               -         1,118.5
Japanese yen                       -               -               -            12.7              -               -            12.7
Euro                            11.3            4.00             0.5            31.2              -               -            42.5
Other currencies                   -               -               -            75.5            1.3               -            76.8
                        ------------                                    ------------   ------------                    ------------
                               992.2                                           391.9          620.3                         2,004.4
====================    ============                                    ============   ============                    ============


Currency exposure

  The table below shows the Group's currency exposure after the effects of forward contracts and other derivatives used to manage that exposure. The amounts shown represent the net monetary assets and liabilities of the Group that are not denominated in the functional currency of the operating unit involved and so give rise to net currency gains and losses recognized in the consolidated statements of operations.

                                                                              Net foreign currency monetary assets/(liabilities)
                                                                           --------------------------------------------------------
Functional currency of Group operations                                       Sterling      US dollar          Other          Total
-----------------------------------------------------------------------    -----------    -----------    -----------    -----------
                                                                                                ((L) million)
At December 31, 2001
Sterling                                                                             -            4.8            0.2            5.0
US dollar                                                                         13.9              -            3.3           17.2
                                                                           -----------    -----------    -----------    -----------
                                                                                  13.9            4.8            3.5           22.2
=======================================================================    ===========    ===========    ===========    ===========
At December 31, 2000
Sterling                                                                             -           75.8            0.6           76.4
US dollar                                                                        (21.4)             -            3.8          (17.6)
                                                                           -----------    -----------    -----------    -----------
                                                                                 (21.4)          75.8            4.4           58.8
=======================================================================    ===========    ===========    ===========    ===========

Maturity of financial liabilities

  The maturity profile of the Group's financial liabilities at December 31, is summarized below:

                                                             2001           2000
--------------------------------------------------    -----------    -----------
                                                            ((L) million)
On demand or within one year or less                        678.7          687.5
More than one year but not more than two years                3.7            3.5
More than two years but not more than five years            138.7           70.2
More than five years                                        402.3          564.1
                                                      -----------    -----------
                                                          1,223.4        1,325.3
==================================================    ===========    ===========


Borrowing facilities

  The Group had undrawn committed facilities of (L)104.9 million, all of which expire in less than five years, available at December 31, 2001 (2000 : (L)102.7 million of which (L)100.0 million expires in more than five years).

Fair Value

  The estimated fair value of the Group's financial instruments at December 31, is summarized below:

                                                                                      2001                          2000
                                                                           --------------------------    --------------------------
                                                                                            Estimated                     Estimated
                                                                            Book value     fair value     Book value     fair value
-----------------------------------------------------------------------    -----------    -----------    -----------    -----------
                                                                                                ((L) million)
Primary financial instruments held or issued to finance the Group's operations
Cash and short-term deposits                                                     667.8          667.8          427.1          427.1
Current asset investments                                                        330.1          331.0          318.4          318.7
Trade receivables                                                                  3.3            3.3            6.1            6.1
Amounts due from parent companies                                              1,291.8        1,303.9        1,252.8        1,214.3
Short-term bank loans and overdrafts                                                 -              -           (8.7)          (8.7)
Trade payables                                                                    (3.7)          (3.7)          (3.5)          (3.5)
Amounts owed to parent companies                                                (678.7)        (678.7)        (678.8)        (678.8)
Long-term bank loans                                                            (240.0)        (240.0)        (271.7)        (271.7)
Notes                                                                           (301.0)        (313.1)        (362.6)        (324.1)
                                                                           -----------    -----------    -----------    -----------
                                                                               1,069.6        1,070.5          679.1          679.4
                                                                           -----------    -----------    -----------    -----------
Derivative financial instruments held to manage interest rate and currency exposure
Interest rate swaps- assets                                                          -           19.3              -           10.5
            - liabilities                                                            -           (7.1)             -           (1.2)
Forward foreign exchange contracts- assets                                           -            3.3              -            2.2
                       - liabilities                                                 -           (2.2)             -           (2.9)
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

  The following methods and assumptions were used by the Group in estimating its fair value disclosure for financial instruments:

    o Cash and short-term deposits - The estimated fair value of these financial instruments approximates their carrying values due to their short maturities.

    o Current asset investments - The fair value of these instruments are based on market prices.

    o Amounts due from and payable to parent companies - The estimated fair value of those amounts classified as repayable in less than one year equates with their carrying value due to their short maturities. Amounts due from parent companies and classified as greater than one year have similar terms to the long-term bank loans and the Notes and have been discounted on a similar basis.

    o Short-term bank loans and overdrafts - The estimated fair value of these financial instruments approximates their carrying values due to their short maturities.

    o Long-term bank loans - The fair value of these instruments approximates the carrying value as the interest rates on such loans are variable.

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

Hedges

  Gains and losses on instruments used for hedging are not recognized until the exposure that is being hedged is itself recognized. Unrecognized gains and losses on instruments used for hedging are as follows:

                                                                       Total net
December 31, 2001                            Gains         Losses gains/(losses)
-----------------------------------    -----------    -----------    -----------
                                                     ((L) million)
Unrecognized gains and losses on
  hedges at January 1, 2001                   12.7           (4.1)           8.6
Gains and losses arising in
  previous years that were
  recognized in 2001                          (1.4)           3.0            1.6
                                       -----------    -----------    -----------
Gains and losses arising before
  January 1, 2001 that were not
  recognized in 2001                          11.3           (1.1)          10.2
Gains and losses arising in 2001
  that were not recognized in 2001            11.3           (8.2)           3.1
                                       -----------    -----------    -----------
Unrecognized gains and losses on
  hedges at December 31, 2001                 22.6           (9.3)          13.3
                                       ===========    ===========    ===========
Of which:
Gains and losses expected to be
  recognized in 2002                           8.6           (1.6)           7.0
Gains and losses expected to be
  recognized in 2003 or later                 14.0           (7.7)           6.3
===================================    ===========    ===========    ===========


                                                                       Total net
December 31, 2000                            Gains         Losses gains/(losses)
-----------------------------------    -----------    -----------    -----------
                                                     ((L) million)
Unrecognized gains and losses on
  hedges at January 1, 2000                   18.8           (7.7)          11.1
Gains and losses arising in
  previous years that were
  recognized in 2000                          (2.1)           1.0           (1.1)
                                       -----------    -----------    -----------
Gains and losses arising before
  January 1, 2000 that were not
  recognized in 2000                          16.7           (6.7)          10.0
Gains and losses arising in 2000
  that were not recognized in 2000            (4.0)           2.6           (1.4)
                                       -----------    -----------    -----------
Unrecognized gains and losses on
  hedges at December 31, 2000                 12.7           (4.1)           8.6
                                       ===========    ===========    ===========
Of which:
Gains and losses expected to be
  recognized in 2001                           1.4           (3.0)          (1.6)
Gains and losses expected to be
  recognized in 2002 or later                 11.3           (1.1)          10.2
===================================    ===========    ===========    ===========

Note 26 - Pensions

  The Group operates two principal pension schemes, one in the United Kingdom and the other in the United States. Both schemes are of the defined benefit type and are funded externally. The pension cost of both schemes is assessed in accordance with the advice of professionally qualified actuaries, using the projected unit credit method. The Group's total pension charge for the year was
(L)13.0 million (2000 : (L)13.4 million).

  The most recent actuarial valuation of the UK scheme was at December 31, 1998 and of the US scheme at January 1, 2001. The most recent actuarial valuations have been reviewed and updated as at December 31, 2001 to take account of the requirements of FRS 17, "Retirement Benefits", in order to assess the liabilities of the schemes at December 31, 2001. Scheme assets are stated at their market value at December 31, 2001.

Financial assumptions                                          UK             US
--------------------------------------------------    -----------    -----------
                                                                 (%)
Rate of increase in salaries                                  3.5            5.0
Rate of increase in pensions in payment                       3.0              -
Discount rate                                                 5.8            7.0
Inflation                                                     2.5            4.0
==================================================    ===========    ===========


Fair value of assets                                           UK             US
--------------------------------------------------    -----------    -----------
                                                            ((L) million)
Equities                                                    632.9          148.2
Bonds                                                        78.6           86.6
Other                                                        53.8              -
                                                      -----------    -----------
Total                                                       765.3          234.8
==================================================    ===========    ===========


Expected return                                                UK             US
--------------------------------------------------    -----------    -----------
                                                                 (%)
Equities                                                      7.6            9.3
Bonds                                                         5.6            7.0
Other                                                         5.8              -
==================================================    ===========    ===========


Reconciliation of scheme assets and liabilities
  to the balance sheet                                         UK             US
--------------------------------------------------    -----------    -----------
                                                            ((L) million)
Total market value of assets                                765.3          234.8
Present value of scheme liabilities                        (670.3)        (256.1)
                                                      -----------    -----------
Surplus/(deficit)                                            95.0          (21.3)
Related deferred tax                                        (28.5)           8.5
                                                      -----------    -----------
Net pension asset/(liability)                                66.5          (12.8)
==================================================    ===========    ===========

Note 27 - Capital commitments

Capital commitments to acquire fixed assets                  2001           2000
--------------------------------------------------    -----------    -----------
                                                            ((L) million)
Expenditure contracted for                                    1.7            1.7
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

  On inception of an option agreement, the Group records the puts and calls at fair value. The put and call options are subsequently marked to market at each reporting period with changes in value being recognized in the statements of operations.

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

  Based on current projections of profitability and exchange rates, the potential amount payable in 2001 from these options is not expected to exceed
(L)101.5 million. Of this balance, (L)93.2 million relates to Gras Savoye. The total potential amounts payable from all options, based on current projections of profitability and exchange rates, is not expected to exceed (L)196.9 million (2000 : (L)169.3 million). Of this balance, (L)126.3 million relates to Gras Savoye.

Financial commitments

  The Company has undertaken to provide certain subsidiaries with financial support to enable them to meet their future operational obligations as they fall due. This financial support does not extend to providing finance for liabilities arising from negligence, breach of contract, breach of trust or any other breach of duty.

Assets subject to charge

  The Company has entered into a debenture in favor of the JPMorgan Chase Bank in which it has charged by way of a first fixed charge its interests in the shares of Willis Faber Limited and, by way of a floating charge, all its assets not otherwise effectively mortgaged, charged or assigned by the first fixed charge.

  The Company has also entered into a Pledge Agreement in favor of the JPMorgan Chase Bank whereby it has assigned and pledged its interest in the shares of Willis North America.

Financing obligations

  The Company has guaranteed, on a joint and several basis with other companies in the Group, the prompt and complete performance of Willis North America in respect of credit facilities ("facilities") made available to that company. On February 2, 1999, $575 million of the facilities were repaid and Willis North America issued $550 million 9% Senior Subordinated Notes due 2009 (the "Notes"). The Company together with its affiliate Willis Partners, has guaranteed Willis North America's obligations in respect of the Notes. At December 31, 2001 these facilities amounted to $937.2 million ((L)646.3 million) (2000 : $1,107.5 million ((L)738.3 million)).

Other

  The Company has given guarantees to bankers and other third parties relating principally to letters of credit amounting to (L)5.1 million (2000 :
(L)5.1million). The Company has also given guarantees to bankers in respect of commitments entered into by them to provide security for membership of Lloyd's of certain Group employees who are not directors of the Company amounting to
(L)30,000 (2000 : (L)35,000).

  The Company and certain of its UK subsidiaries have given the landlords of some of the leasehold properties occupied by the Group in the United Kingdom and the United States guarantees in respect of the performance of the lease obligations of the Group companies holding the leases. The operating lease obligations amounted to (L)82.8 million at December 31, 2001 (2000 : (L)104.2 million).

  The Group has extensive international operations and the Company and its subsidiaries are subject to various actual and potential claims, lawsuits and proceedings relating principally to alleged errors and omissions in connection with the placement of insurance and reinsurance in the ordinary course of business. Some of these claims, lawsuits and proceedings seek damages in amounts which could, if assessed, be significant.

  Group companies acted as broker, but not as underwriter, for the placement of both property and casualty insurance for a number of entities that were directly impacted by the September 11, 2001 destruction of the World Trade Center complex, including Silverstein Properties L.L.C., which acquired a 99-year leasehold interest in the twin towers and related facilities from the Port Authority of New York and New Jersey in July 2001. There are a number of lawsuits pending in the US between the insured parties and the insurers. Although the Group is not a party to any of the these lawsuits, other disputes may arise with respect to the destruction of the World Trade Center complex which could affect the Group.

  The Group maintains insurance, subject to certain deductibles and self-insurance, against such claims, lawsuits and proceedings. The Group has also established provisions against these items which are believed to be adequate in the light of current information and legal advice, and the Group adjusts such provisions from time to time according to developments. On the basis of current information, the Group does not expect that the ultimate outcome of the actual or potential claims, lawsuits and proceedings to which the Group is subject, will have a material adverse effect on the Group's financial condition, results of operations or liquidity.

Note 29 - Directors' interests in contracts

  The undermentioned directors who held office during each of the three years in the period ended December 31, 2001 (except as otherwise indicated) and, where applicable, connected persons (as defined in section 346 of the Companies Act) were Underwriting Members of Lloyd's:

  R J S Bucknall   G F Nixon (1999 only)   J M Pelly (1999 only)

  Insurance brokerage subsidiaries of the Company place risks with the syndicates in which the directors or connected persons (as defined above) participate in the normal course of their brokerage activities on the same basis as such subsidiaries do with other Lloyd's syndicates.

  The Company gave J Reeve a guarantee in respect of the performance obligations of Willis Limited, his employing company, in respect of an unfunded pension scheme established for him. The Company has also guaranteed the performance obligations of Willis North America in respect of the pension benefits for B D Johnson and K H Pinkston under the Willis North America Inc. Executive Supplemental Retirement Plan, an unfunded pension plan.

  Save as disclosed above, no director or connected person (as defined above) had any interest either during or at the end of the financial years 2001, 2000 and 1999 in any contract which was significant in relation to the Company's business, or in a contract, transaction or arrangement which required disclosure under section 232 of the Companies Act.

Note 30 - Related party transactions

  The Group had the following balances with its parent companies at December
31:

                                             2001             2000    Terms
 --------------------------------   -------------    -------------    -------------------------------------------------------------
                                               (million)
Amounts due from Trinity                 (L)614.1         (L)614.1    Repayable on demand, non interest-bearing
                                           $439.2           $550.0    Repayable in line with repayment of Notes, interest of 70
                                                                      basis points over interest on Notes
                                           $348.0           $407.5    Repayable in line with repayment of Term Loans, interest of
                                                                      25 basis points over interest on Term Loans
Amounts due from TA I                      (L)0.5           (L)0.4    Repayable on demand, non interest-bearing
Amounts due from TA IV                     $194.8                -    Repayable on demand, non interest-bearing
Amounts due to Trinity                    $(923.0)         $(982.5)   Repayable on demand, non interest-bearing
                                         (L)(35.2)        (L)(23.8)   Repayable on demand, non interest-bearing
Amounts due to Willis Group
  Holdings Limited                         $(10.1)               -    Repayable on demand, non interest-bearing
 ================================   =============    =============    =============================================================


  During the year the following material transactions occurred:

1. Dividends declared amounted to (L)8.2 million (2000 : (L)72.7 million) of which (L)8.2 million was paid before December 31, 2001 (2000 : (L)13.1 million).

2. Interest income for 2001 amounted to (L)55.9 million (2000 : (L)58.2 million).

  During 2000, Willis North America acquired from J J Plumeri, the Chairman and Chief Executive Officer of Willis Group Limited, a 12 1/2% undivided interest in a Citation V Ultra Aircraft for (L)462,479; at December 31, 2000 this balance was recorded as a payable. This transaction was consummated on terms equivalent to those that prevail in arms-length transactions.

  Kohlberg Kravis Roberts & Co. L.P. and Fisher Capital Corp. LLC, a company for which J R Fisher, a Director of Willis Group Holdings, is the managing member and majority owner, render management, consulting and certain other services to the Company for annual fees payable quarterly in arrears. In 2001 and 2000, the Company paid amounts of (L)694,252 ($1,000,000) and (L)659,544 ($1,000,000)
respectively, in the case of Kohlberg Kravis Roberts & Co. L.P. and (L)242,988 ($350,000) and (L)230,840 ($350,000) respectively, in the case of Fisher Capital Corp. LLC for those services. Included in accrued expenses is (L)nil and
(L)166,647 ($249,970) payable to Kohlberg Kravis Roberts & Co. L.P. and
(L)48,846 ($70,827) and (L)58,347 ($87,520) payable to Fisher Capital Corp. LLC at December 31, 2001 and 2000, respectively.

Note 31 - Differences between accounting principles generally accepted in the United Kingdom and the United States

  The Group's financial statements are prepared in accordance with UK GAAP which differ in certain respects from US GAAP.

Use of Estimates

  The preparation of financial statements in conformity with accounting principles generally accepted in both the UK and US requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the year. In the preparation of these consolidated financial statements, estimates and assumptions have been made by management concerning the selection of useful lives of fixed assets and goodwill, provisions necessary for trade receivables and liabilities, the carrying value of investments, income tax valuation allowances and other similar evaluations. Actual results could differ from those estimates.

Pushdown Accounting

  Under US GAAP, Trinity's cost of acquiring the Company should be "pushed down," i.e., used to establish a new accounting basis in the Company's separate financial statements. Under UK GAAP, there is no such requirement.

Goodwill

  Under UK GAAP, goodwill (which includes expirations) arising on acquisitions occurring after January 1, 1998 is capitalized and amortized on a straight-line basis over its estimated useful economic life, not exceeding 20 years. Goodwill arising on acquisitions completed before January 1, 1998 was eliminated against retained earnings and other reserves.

  Under US GAAP, goodwill and expirations are capitalized and amortized over their respective useful economic lives except for goodwill on acquisitions completed after June 30, 2001, which is not amortized. Acquired intangible assets are amortized on a straight-line basis over their estimated useful life. For the purposes of the reconciliation below, for periods prior to September 2, 1998, estimated useful lives of up to 40 years have been utilized, giving a weighted average of 39 years. Under US GAAP, goodwill arising in the financial statements of Trinity following its acquisition of the Company on September 2, 1998 is required to be pushed down into the Company's financial statements. This goodwill is being amortized over a period of 40 years for the purposes of the reconciliation below.

  Under UK GAAP, on the disposition of a business acquired before January 1, 1998, goodwill previously eliminated against retained earnings is reinstated and charged to income in arriving at the gain or loss on disposition of an entity; under US GAAP, only unamortized goodwill is charged.

Note 31 - Differences between accounting principles generally accepted in the United Kingdom and the United States (continued)

  Under US GAAP, the Group reviews goodwill for impairment whenever facts or circumstances indicate that the carrying amounts may not be recoverable. If an evaluation is required, the estimated future undiscounted cash flows associated with the underlying business operation are compared to the carrying amount of goodwill to determine if a write-down is required. If such an assessment indicates that the undiscounted future cash flows will not be recovered, the carrying amount is reduced to the estimated fair value.

Impairment of long-lived assets

  Under US GAAP long-lived assets and certain identifiable intangibles held and used by a Group are required to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the Group estimates the future cash flows expected to result from the use of the asset and its eventual disposition. If the undiscounted future cash flow is less than the carrying amount of the asset, the asset is deemed impaired. The amount of the impairment is measured as the difference between the carrying value and the fair value of the asset. Generally, long-lived assets and certain identifiable intangibles to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.

Revaluation of freehold land and buildings

  Certain of the Group's freehold land and buildings are included in the financial statements at revalued amounts on which depreciation is calculated. Under US GAAP, such assets must be recorded at their historical cost less depreciation thereon. The depreciation charged on the revaluation increase is not significant.

Pension costs

  For the purposes of the reconciliation below, the Group has adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 87, "Employers' Accounting for Pensions", ("SFAS 87") in respect of the Group's principal UK pension plan. This standard requires that the projected benefit obligation be matched against the market value of the underlying plan assets and other unrecognized actuarial gains and losses in determining the pension expense for the year. As a result, pension expense can be significantly different from that computed under UK GAAP which requires the cost of providing pension benefits to be expensed over the periods benefiting from the employees' service on the basis of a constant percentage of current and estimated future earnings.

  The additional information required by SFAS 87 in respect of the principal UK and US pension plans is given below.

Derivative financial instruments

  The Group enters into forward exchange contracts and other financial instruments which, under UK GAAP, are treated as hedges of future income. Under US GAAP, the fair value of derivative contracts are recorded in other current and noncurrent assets and liabilities with changes in fair value of effective hedges recorded in other comprehensive income, and changes in fair value of ineffective hedges recorded in general and administrative expenses. Amounts are reclassified from other comprehensive income into earnings when the hedged exposure affects earnings.

  SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") as amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133, and SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities", was effective for the Group from January 1,

Note 31 - Differences between accounting principles generally accepted in the United Kingdom and the United States (continued)

2001. SFAS 133 requires that all derivative instruments be recorded on the balance sheet at fair value. Gains or losses resulting from changes in the value of derivatives are accounted for depending on the intended use of the derivative and whether they qualify for hedge accounting. The adoption of SFAS 133, effective January 1, 2001, resulted in an increase in other comprehensive income, net of tax, of (L)5.2 million reported as the cumulative effect of adopting an accounting principle.

Exceptional items

  Under US GAAP, the amounts reported as exceptional items in 1999 under UK GAAP would not be so reported and the gain/(loss) on disposal/closure of operations would have been included in the determination of operating income.

Investments

  Certain of the Group's investments, purchased with the intention of holding to maturity, have been valued at amortized cost. For US GAAP purposes, all the Group's investments have been classified as available for sale as they do not qualify for "held-to-maturity" accounting and are reported at fair value with unrealized gains and losses reported in other comprehensive income.

Deferred tax

  Under UK GAAP, deferred taxes are accounted for using the liability method to the extent that is considered probable that a liability or asset will crystallizes in the foreseeable future. Under US GAAP, the Group accounts for income taxes under the provisions of SFAS No. 109, "Accounting for Income Taxes". SFAS 109 requires recognition of deferred tax assets and liabilities for the estimated future tax consequences of events attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and capital loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted rates in effect for the year in which the differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the statement of operations in the period in which the enactment date changes. Deferred tax assets and liabilities are reduced through the establishment of a valuation allowance at such time as, based on available evidence, it is more likely than not that the deferred tax assets will not be realized.

Restructuring costs

  Under US GAAP, surplus property must be physically segregated from property to be retained for ongoing use within the business in order to be accrued as a restructuring cost. At December 31, 1999, the process of segregating surplus properties arising from the changes to business processes in the North American operations had not been completed and, accordingly, costs accrued under UK GAAP for surplus properties had not been so accrued under US GAAP. This process had been completed by December 31, 2000.

Stock options

  Under UK GAAP, there is no requirement for a subsidiary company to account for stock options granted to its employees by a parent company. Under US GAAP, stock options granted by a parent company to employees of a subsidiary company, should be accounted for in the financial statements of the subsidiary company as if the options were granted by the subsidiary itself. The amount of compensation expense recorded by the subsidiary, less any amount paid by the subsidiary to its parent in exchange for the award, should be recorded as a capital contribution in shareholders' equity in the separate financial statements of the subsidiary. Accordingly, the Group computes compensation costs

Note 31 - Differences between accounting principles generally accepted in the United Kingdom and the United States (continued)

for each employee stock option granted as the amount by which the quoted market price (or estimated fair value for options granted before the initial public offering) of Willis Group Holdings' common shares on the date of the grant exceeds the amount the employee must pay to acquire the shares.
  The additional information required by FAS No. 123, "Accounting for Stock-Based Compensation", is given below.
  The effect on net income, comprehensive income and shareholders' equity of applying the aforementioned differences between UK GAAP and US GAAP is summarized as follows:

Net income                                                                                       2001           2000           1999
--------------------------------------------------------------------------------------    -----------    -----------    -----------
                                                                                          ((L) million, except per ordinary share)
Net income/(loss) as reported in the consolidated statements
  of operations under UK GAAP                                                                   142.8           91.4           (6.4)
Adjustments
Operating expenses - performance options                                                       (110.1)             -              -
Operating expenses - pensions review                                                                -              -           15.0
Operating expenses - restructuring costs                                                            -           (6.9)           6.5
Amortization of goodwill and expirations                                                        (22.3)         (21.2)         (19.9)
Gain on disposal of operations                                                                   16.2            0.2            4.8
Gain/(loss) on derivative instruments                                                             1.5           (1.6)          (2.0)
Pension costs                                                                                     8.5            6.9          (12.6)
Interest on tax refund relating to prior acquisition                                             (1.6)             -              -
Tax refund relating to prior acquisition                                                         (1.8)             -              -
Taxation                                                                                          8.2           (1.0)          (3.0)
                                                                                          -----------    -----------    -----------
Net income/(loss) as adjusted to accord with US GAAP                                             41.4           67.8          (17.6)
                                                                                          -----------    -----------    -----------
Per ordinary share (basic and diluted) as so adjusted
Net income/(loss)                                                                                8.6p          14.2p           (3.7)
======================================================================================    ===========    ===========    ===========


Comprehensive Income                                                                             2001           2000           1999
--------------------------------------------------------------------------------------    -----------    -----------    -----------
                                                                                                        ((L) million)
Net income/(loss) as adjusted to accord with US GAAP                                             41.4           67.8          (17.6)
Other comprehensive income, net of tax:
Foreign currency translation adjustments                                                          6.3           22.8            8.2
Net gain on derivatives                                                                           3.5              -              -
Unrealized holding gains (net of tax of (L)0.3m, (L)0.4m and (L)(0.5)m, respectively)             0.2            1.4           (1.7)
Cumulative effect of accounting change                                                            5.2              -              -
                                                                                          -----------    -----------    -----------
Comprehensive income                                                                             56.6           92.0          (11.1)
                                                                                          ===========    ===========    ===========
Foreign currency translation adjustments
Beginning of year                                                                                55.1           32.3           24.1
Arising during the year                                                                           6.3           22.8            8.2
                                                                                          -----------    -----------    -----------
End of year                                                                                      61.4           55.1           32.3
                                                                                          ===========    ===========    ===========
Unrealized holding gains
Beginning of year                                                                                 0.5           (0.9)           0.8
Arising during the year                                                                           0.2            1.4           (1.7)
                                                                                          -----------    -----------    -----------
End of year                                                                                       0.7            0.5           (0.9)
======================================================================================    ===========    ===========    ===========

Note 31 - Differences between accounting principles generally accepted in the United Kingdom and the United States (continued)

Shareholders' equity                                         2001           2000
--------------------------------------------------    -----------    -----------
                                                            ((L) million)
Shareholders' equity as reported in the
  consolidated balance sheet                                207.4           85.4
Adjustments
Fixed Assets
 Intangible assets
   Goodwill - cost                                          910.3          880.1
         - amortization                                     (74.6)         (50.7)
Current assets
 Investments                                                  0.9            0.5
 Receivables - derivative instruments                        12.3           (0.9)
 Pension cost asset                                          12.0            6.7
Noncurrent assets
 Receivables - derivative instruments                        10.1              -
Current liabilities
 Payables - derivative instruments                           (1.8)             -
Noncurrent liabilities
 Pension costs liability                                    (27.3)         (29.5)
 Payables - derivative instruments                           (7.6)             -
 Taxation                                                    (0.7)             -
Provisions for liabilities and charges
 Deferred taxes - effect of above adjustments                35.3           26.2
                                                      -----------    -----------
Shareholders' equity as adjusted to accord with
  US GAAP                                                 1,076.3          917.8
==================================================    ===========    ===========

Note 31 - Differences between accounting principles generally accepted in the United Kingdom and the United States (continued)

Additional information required by SFAS 87

  Willis North America has a 401(k) plan covering all eligible employees of Willis North America and its subsidiaries. The plan allows participants to make pre-tax contributions and the Group provides a matching contribution of 3% of employees' annual eligible compensation. All investment assets of the plan are held in a trust account administered by independent trustees. The Group's 401(k) mandatory matching contributions for 2001 and 2000 were approximately (L)3.6 million and (L)3.5 million, respectively.

  The pension cost for the Group's two principal pension plans computed in accordance with the requirements of SFAS 87 comprises:

Net pension expense                                                                              2001           2000           1999
--------------------------------------------------------------------------------------    -----------    -----------    -----------
                                                                                                        ((L) million)
Service cost                                                                                     25.7           26.1           31.0
Interest cost                                                                                    54.0           51.7           48.7
Expected return on plan assets                                                                  (76.1)         (74.3)         (65.0)
Recognized actuarial gain                                                                        (7.6)          (6.0)          (1.0)
Termination benefits                                                                                -              -           12.8
                                                                                          -----------    -----------    -----------
Net pension expense                                                                              (4.0)          (2.5)          26.5
======================================================================================    ===========    ===========    ===========


                                                             2001           2000
                                                      -----------    -----------
                                                            ((L) million)
Change in benefit obligation
Benefit obligation - beginning of year                      855.6          809.4
Foreign currency exchange rate changes                        7.7           15.6
Service cost                                                 25.7           26.1
Interest cost                                                54.0           51.7
Benefits paid                                               (37.0)         (38.5)
Actuarial gains and losses                                   19.1           (9.8)
Employee contribution                                         1.4            1.1
                                                      -----------    -----------
Benefit obligation - end of year                            926.5          855.6
==================================================    ===========    ===========

Note 31 - Differences between accounting principles generally accepted in the United Kingdom and the United States (continued)

                                                             2001           2000
--------------------------------------------------    -----------    -----------
                                                            ((L) million)
Change in plan assets
Plan assets - beginning of year                           1,070.7        1,067.1
Foreign currency exchange rate changes                        7.9           18.1
Actual return on plan assets                                (61.0)          11.7
Employer contributions                                       14.3           11.2
Employee contributions                                        1.4            1.1
Benefits paid                                               (37.0)         (38.5)
                                                      -----------    -----------
Plan assets - end of year                                   996.3        1,070.7
==================================================    ===========    ===========


                                                             2001           2000
--------------------------------------------------    -----------    -----------
                                                            ((L) million)
Funded status
Plan assets at fair value                                   996.3        1,070.7
Benefit obligation                                         (926.5)        (855.6)
                                                      -----------    -----------
Funded status                                                69.8          215.1
Unrecognized net gain                                       (71.9)        (234.2)
Unamortized prior service cost                               (0.2)          (0.2)
                                                      -----------    -----------
Accrued pension cost                                         (2.3)         (19.3)
==================================================    ===========    ===========


  The UK plan assets are invested mainly in UK fixed interest and equity securities and non-UK equity securities. The US plan assets are invested mainly in US fixed interest and equity securities.

  The major assumptions used in computing the funded status were:

                                                             2001           2000
--------------------------------------------------    -----------    -----------
                                                                 (%)
UK plan
Expected long-term rate of return on plan assets             7.25           7.25
Discount rate                                                5.75           6.00
Expected long-term rate of earnings increases                3.50           3.75
US plan
Expected long-term rate of return on plan assets             8.50           8.50
Discount rate                                                7.00           7.25
Expected long-term rate of earnings increases                5.00           5.00
==================================================    ===========    ===========

Note 31 - Differences between accounting principles generally accepted in the United Kingdom and the United States (continued)

Additional information required under SFAS 109

  In accordance with SFAS 109, the components of the net US GAAP deferred tax asset are as follows:

                                                             2001           2000
--------------------------------------------------    -----------    -----------
                                                            ((L) million)
Deferred tax assets:
 Accrued expenses not currently deductible                    8.6            6.0
 UK capital losses                                           43.2           47.5
 Accrued retirement benefits                                  5.8           12.9
 Provisions                                                  18.9           21.1
 Allowance for doubtful accounts                              0.3            2.5
 Deferred compensation                                       10.8            8.3
 Stock options                                               21.0              -
 Other                                                        0.7            0.8
                                                      -----------    -----------
 Gross deferred tax assets                                  109.3           99.1
 Less : valuation allowance                                 (43.2)         (47.5)
                                                      -----------    -----------
Net deferred tax assets                                      66.1           51.6
                                                      -----------    -----------
Deferred tax liabilities :
 Tax-leasing transactions                                    (7.6)          (7.7)
 Unremitted foreign earnings                                 (1.0)          (1.1)
 Other                                                       (3.9)          (4.3)
                                                      -----------    -----------
   Deferred tax liabilities                                 (12.5)         (13.1)
                                                      -----------    -----------
Net deferred tax assets                                      53.6           38.5
==================================================    ===========    ===========
The balance sheet classifications of the net
  deferred tax assets would have been:
Deferred tax assets - current                                11.4            9.3
             - noncurrent                                    42.2           29.2
                                                      -----------    -----------
                                                             53.6           38.5
==================================================    ===========    ===========


  The main components of the tax charge attributable to operations are shown in Note 10. A reconciliation of the tax payable at the UK standard corporation tax rate and the Group's effective tax rate is also shown in Note 10.

  At December 31, 2001, the Group had a valuation allowance of (L)43.2 million to reduce its deferred tax assets to estimated realizable value. The valuation allowance relates to the deferred tax assets arising from UK tax operating loss carryforwards and capital loss carryforwards which have no expiration date. The utilization of operating loss carryforwards is, however, restricted to the taxable income of the subsidiary generating the losses. In addition, capital loss carryforwards can only be offset against capital gains. The reduction in the total valuation allowance for the year ended December 31, 2001 arises principally from the utilization of UK capital loss carryforwards following the disposal of Willis National. At December 31, 2001, based upon the level of historical taxable income and projections for future taxable income over the periods in which the temporary differences are anticipated to reverse, and prudent and feasible tax-planning strategies, management believes it is more likely than not that the Group will realize the benefits of these deductible differences, net of the valuation allowances. However, the amount of the deferred tax asset considered realizable could be adjusted in the future if estimates of taxable income are revised. In the event that the valuation allowance of (L)43.2 million at December 31, 2001 is reduced in future years to recognize deferred tax assets, (L)43.2 million will be allocated to reduce goodwill.

Note 31 - Differences between accounting principles generally accepted in the United Kingdom and the United States (continued)

  The Group recognizes a deferred tax liability related to the undistributed earnings of subsidiaries when the Group expects that it will recover those undistributed earnings in a taxable manner, such as through receipt of dividends or sale of the investments. The Group does not, however, provide for income taxes on the unremitted earnings of certain other subsidiaries located outside the UK because, in management's opinion, such earnings have been indefinitely reinvested in these operations, will be remitted in a tax free liquidation, or will be remitted as dividends with taxes substantially offset by foreign tax credits. It is not practical to determine the amount of unrecognized deferred tax liabilities for temporary differences related to investments in these non-UK subsidiaries.

Consolidated statement of cash flows

  The Consolidated Statement of Cash Flows prepared under UK GAAP presents substantially the same information as that required under US GAAP but may differ with regard to classification of certain items within the statements and as regards the definition of cash under UK GAAP and cash and cash equivalents under US GAAP.

  Under UK GAAP, cash flows are presented separately for operating activities, returns on investments and servicing of finance, taxation, capital expenditure and financial investments, acquisitions and disposals, equity dividends paid, management of liquid resources and financing activities. US GAAP requires only three categories of cash flow activity to be reported: operating, investing and financing. Cash flows from taxation and returns on investments and servicing of finance shown under UK GAAP would be included as operating activities under US GAAP. Cash flows from capital expenditure and financial investment, acquisitions and disposals, shown separately under UK GAAP, would be included as part of the investing activities under US GAAP. The payment of dividends would be included as a financing activity under US GAAP. Cash, as defined by US GAAP, would include cash equivalents with initial maturities of three months or less and would exclude bank overdrafts.

  The categories of cash flow activity under US GAAP can be summarized as follows:

                                                                                                 2001           2000           1999
--------------------------------------------------------------------------------------    -----------    -----------    -----------
                                                                                                        ((L) million)
Cash provided by operating activities                                                           228.5          126.0           57.3
Cash used in investing activities                                                                (9.6)         (28.3)         (13.0)
Cash used in financing activities                                                              (191.3)         (87.5)         (65.3)
                                                                                          -----------    -----------    -----------
Increase/(decrease) in cash and cash equivalents                                                 27.6           10.2          (21.0)
Effect of foreign exchange rate changes                                                          (0.5)          (0.4)          (1.1)
Cash and cash equivalents at start of year                                                       58.5           48.7           70.8
                                                                                          -----------    -----------    -----------
Cash and cash equivalents at end of year                                                         85.6           58.5           48.7
======================================================================================    ===========    ===========    ===========

Note 31 - Differences between accounting principles generally accepted in the United Kingdom and the United States (continued)

  Cash and cash equivalents comprise:

                                                                                                 2001           2000           1999
--------------------------------------------------------------------------------------    -----------    -----------    -----------
                                                                                                        ((L) million)
As shown on balance sheet:
Cash and short-term deposits                                                                    667.8          427.1          363.5
Current asset investments                                                                       330.1          318.4          268.0
                                                                                          -----------    -----------    -----------
                                                                                                997.9          745.5          631.5
Less: Investments with initial maturity of more than three months                               (29.0)         (27.0)         (20.4)
Fiduciary funds - restricted                                                                   (883.3)        (660.0)        (562.4)
                                                                                          -----------    -----------    -----------
Cash and cash equivalents at end of year                                                         85.6           58.5           48.7
======================================================================================    ===========    ===========    ===========


  Under UK GAAP, funds held in connection with insurance brokerage transactions are included within "Cash and short-term deposits" and "Investments" on the Consolidated Balance Sheets and the movement during the year would be included as part of "Net cash inflow/(outflow) from operating activities" in the Consolidated Statements of Cash Flows. Under US GAAP, such funds would be classified as "Fiduciary funds - restricted," on the Consolidated Balance Sheet and the change would be eliminated in arriving at net cash provided by operations.

Financial instruments with off-balance sheet risk

Forward foreign exchange contracts and currency options

  Because the Group transacts business in many different currencies, it is exposed to the risks of foreign currency exchange rate movements. To hedge this exposure, the Group enters into forward foreign exchange contracts and currency options.

  The fair value of these contracts is recorded in other current and noncurrent assets and liabilities, with changes in the fair value of effective cash flow hedges recorded in other comprehensive income and changes in fair value of ineffective hedges recorded in general and administrative expenses. Amounts are reclassified from other comprehensive income into earnings when the hedged exposure affects earnings. For the year ended December 31, 2001, the Group has recorded a gain of (L)4.4 million in other comprehensive income relating to changes in the fair value on contracts which are effective cash flow hedges as defined in SFAS 133. For contracts which were not designated for hedge accounting as defined in SFAS 133, the Group has recorded a loss of
(L)4.3 million in general and administrative expenses representing the change in the fair value for the year ended December 31, 2001.

  The table below summarizes by major currency the contractual amounts of the Group's forward contracts to exchange foreign currencies for pounds sterling. Foreign currency notional amounts are reported in pounds sterling translated at spot rates as at December 31.

                                                                 Sell
                                                      --------------------------
                                                             2001        2000(i)
--------------------------------------------------    -----------    -----------
US dollar                                                    87.9          100.0
Euro                                                         17.1           19.9
Japanese yen                                                 14.1           11.1
==================================================    ===========    ===========


(i) Forward exchange contracts range in maturity from 2002 to 2004.

Note 31 - Differences between accounting principles generally accepted in the United Kingdom and the United States (continued)

Interest rate agreements

  In order to manage interest rate risk the Group enters into interest rate swaps to receive a fixed rate of interest and pay a variable rate of interest fixed in the various currencies related to the short-term investments. The use of interest rate contracts essentially converts groups of short-term investments to fixed rates. The fair value of these contracts is recorded in other current and noncurrent assets and liabilities, with changes in fair value of effective cash flow hedges recorded in other comprehensive income and changes in fair value of ineffective hedges recorded in general and administrative expenses. Amounts are reclassified from other comprehensive income into earnings when the hedged exposure affects earnings. The Group has designated the interest rate swap agreement, under which Willis North America's LIBOR-based variable rate interest obligations are swapped for fixed rate interest obligations, as a cash flow hedge as defined by SFAS 133. Losses of (L)6.2 million were recorded for the year ended December 31, 2001. For the year ended December 31, 2001, the Group has recorded gains of (L)5.3 million in other comprehensive income relating to changes in fair value on contracts which are effective cash flow hedges as defined in SFAS 133. For contracts which were not designed for hedge accounting as defined in SFAS 133, the Group has recorded gains of (L)5.9 million in general and administrative expenses representing the change in fair value for the year ended December 31, 2001.

  The Group's interest rate swaps by major currency at December 31, were:

                                                                                                            Weighted Average
                                                                                                             Interest Rates
                                                                    -------------    -------------    -----------------------------
                                                                         Notional      Termination
                                                                      Amounts (i)            Dates         Receive              Pay
--------------------    ----------------------------------------    -------------    -------------   -------------    -------------
                                                                    ((L) million)                              (%)              (%)
2001
US dollars              Receive fixed - pay variable                        720.0           2002-6            5.91             4.15
                        Receive variable - pay fixed                        226.2             2006            4.10             5.10
Pounds sterling         Receive fixed - pay variable                        206.5           2002-5            6.19             5.20
Euro                    Receive fixed - pay variable                         61.6           2002-6            4.71             4.27
2000
US dollars              Receive fixed - pay variable                        544.0           2001-4            6.26             5.82
                        Receive variable - pay fixed                        257.0             2006            6.22             5.10
Pounds sterling         Receive fixed - pay variable                        198.0           2001-4            6.55             5.79
Euro                    Receive fixed - pay variable                         39.0           2001-4            4.52             4.82
Japanese yen            Receive fixed - pay variable                          4.0             2001            1.70             0.47
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

Note 31 - Differences between accounting principles generally accepted in the United Kingdom and the United States (continued)

Credit risk and concentrations of credit risk

  Credit risk represents the accounting loss that would be recognized at the reporting date if counterparties failed completely to perform as contracted and from movements in interest rates and foreign exchange rates. The Group does not anticipate non-performance by counterparties. The Group generally does not require collateral or other security to support financial instruments with credit risk; however, it is the Group's policy to enter into master netting arrangements with counterparties as practical.

  Concentrations of credit risk (whether on or off-balance sheet) that arise from financial instruments exist for groups of customers or counterparties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. Financial instruments on the balance sheet that potentially subject the Group to concentrations of credit risk consists primarily of cash and cash equivalents, accounts receivable and derivatives which are recorded at fair value. The Group maintains a policy providing for the diversification of cash and cash equivalent investments and places such investments in an extensive number of high quality financial institutions to limit the amount of credit risk exposure. Concentrations of credit risk with respect to receivables are limited due to the large number of clients and markets in which the Group does business, as well as the dispersion across many geographic areas. Management does not believe significant risk exists in connection with the Group's concentrations of credit as at December 31, 2001.

Accounting and disclosure of stock-based compensation

  The Group's parent has adopted the plans described below providing for the grant of time-based options and performance-based options and various other share-based grants of the common shares of Willis Group Holdings Limited to employees. The objectives of these plans include attracting and retaining the best personnel, motivating management personnel by means of growth-related incentives to achieve long-range goals and providing employees with the opportunity to increase their share ownership in the parent.

Amended and Restated 1998 Share Purchase and Option Plan

  This plan, which was established on December 18, 1998, provides for the granting of time-based and performance-based options to employees of the Group. There are 30,000,000 common shares available for grant under this plan provided, however, that in no event the total number of common shares subject to options and other equity for current and future participants exceed 25% of the equity of the parent on a fully diluted basis. All options granted under this plan are exercisable at (L)2 per share except for 111,111 time-based options which are exercisable at $13.50 ((L)9.30 using the year-end exchange rate of (L)1 - $1.45). No further grants are to be made under this plan.

  Time-based options are earned upon the fulfilment of vesting requirements. Options are generally exercisable in equal instalments of 20% per year over a five-year period commencing on or after December 18, 2000.

  Performance-based options will generally become exercisable in the event and to the extent that certain performance targets are met, which targets are based on the achievement of cash flow targets and EBITDA targets of the Group, as defined in the plan agreements. The number of common shares subject to performance options which will become exercisable will be zero if threshold performance targets are not met and will thereafter be dependent upon the extent to which such minimum threshold levels are exceeded, up to specified maximum performance targets. If the performance conditions are met, the options will generally become exercisable in equal instalments of 25% per year over a four-year period commencing on or after December 18, 2001.

Note 31 - Differences between accounting principles generally accepted in the United Kingdom and the United States (continued)

Willis Award Plan

  This plan, which was established on July 13, 2000, provides for the granting of time-based options to selected employees who have been identified as superior performers. There are 5,000,000 common shares available for grant under this plan provided, however, that in no event the total number of common shares subject to options and other equity for current and future participants exceed 25% of the equity of the Parent on a fully diluted basis. All options granted under this plan are exercisable at (L)2 per share. The options vest immediately on the grant date and are exercisable any time up to July 13, 2010.

2001 Share Purchase and Option Plan

  This plan, which was established on May 3, 2001, provides for the granting of time-based options and various other share-based grants at fair market value to employees of the Company. There are 10,000,000 common shares available for grant under this plan. Options are exercisable from the third, sixth or eighth anniversary of grant, although for certain options the exercisable date may accelerate depending on the achievement of certain performance goals. Unless terminated sooner by the board of directors, the 2001 Plan will expire 10 years after its adoption. That termination will not affect the validity of any grant outstanding at that date.

Compensation Expense

  The parent applies the intrinsic value method allowed by APB 25 in accounting for its stock option plans. Under APB 25, compensation expense resulting from awards under fixed plans (time-based options, options granted pursuant to the Willis Award Plan and various other share-based grants to employees) are measured as the difference between the quoted (or best estimate
of) market price at the first date on which both the number of shares that an individual is entitled to receive and the exercise price, if any, are known. Compensation expense resulting from awards under variable plans (performance-based options), however, is measured as the difference between the quoted market price at the date when the number of shares is known (the date the performance conditions are satisfied) and the exercise price; the cost is recognized over the period the employee performs related services. Since the ultimate compensation expense is unknown until the performance conditions are satisfied, estimates of compensation expense are recorded before the measurement date based on the quoted market price of the common shares at the intervening dates in situations where it is probable that the performance conditions will be attained. All fixed plan options were granted at an exercise price equal to management's best estimate of market price at the measurement date prior to the parent's initial public offering and equal to quoted market price subsequent to the offering. Accordingly, no compensation expense has been recognized for the fixed option plans in the consolidated statements of operations pursuant to APB 25. In respect of the performance-based options, management determined in the third quarter of 2001 that it was probable that the maximum performance condition would be attained. Accordingly, compensation expense of (L)110.1 million ((L)91.7 million, net of tax) has been recognized in the year ended December 31, 2001 based on the
11.3 million unforfeited performance options outstanding at that date, a quoted market price of $23.55 ((L)16.24 using the year end exchange rate of (L)1 - $1.45) and an average elapsed performance period of 68%. Had compensation expense for such plans been determined consistent with the fair value method prescribed by SFAS 123, the Group's pro forma net income/(loss) and net income/(loss) per share for 2001, 2000 and 1999 would have been as indicated in the table below.

Note 31 - Differences between accounting principles generally accepted in the United Kingdom and the United States (continued)

                                                                                                 2001           2000           1999
--------------------------------------------------------------------------------------    -----------    -----------    -----------
                                                                                              ((L) million, except per share data)
Net income/(loss):
 As reported                                                                                     41.4           67.8          (17.6)
 Pro forma                                                                                      129.2           64.7          (20.1)
Net income/(loss) per share:
Basic:
 As reported                                                                                      8.6p          14.2p          (3.7)
 Pro forma                                                                                       27.0p          13.6p          (4.3)
Diluted:
 As reported                                                                                      8.6p          14.2p          (3.7)
 Pro forma                                                                                       27.0p          13.6p          (4.3)
======================================================================================    ===========    ===========    ===========


  The fair value of each option grant included in pro forma net income (loss) presented above is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2001, 2000 and 1999, respectively: dividend yield 0% and expected volatility of 30% in all years, risk-free interest rate of 4.15% in 2001, 5.26% in 2000 and 6.42% in 1999, and a weighted-average expected life of three years in all years. The compensation expense as generated by the Black-Scholes model may not be indicative of the future benefit, if any, that may be received by the option holder. The weighted-average fair value of options granted during the years ended December 31, 2001, 2000 and 1999 was (L)2.80,
(L)0.54 and (L)0.59 per share, respectively.

  The Black-Scholes model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions. Because Willis Group Holdings employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

  Time-based stock option transactions under the plans are as follows:

                                                          2001                         2000                         1999
                                                -------------------------    -------------------------    -------------------------
                                                                 Weighted                     Weighted                     Weighted
                                                                  average                      average                      average
                                                                 exercise                     exercise                     exercise
                                                      Shares     price(i)          Shares        price           Shares       price
 -------------------------------------------   -------------     --------   -------------     --------    -------------    --------
Balance, beginning of year                        17,323,456      (L)2.00      11,004,108      (L)2.00       10,988,483     (L)2.00
Granted                                            1,962,640     (L)11.68       7,155,472      (L)2.00          398,125     (L)2.00
Exercised                                           (238,570)     (L)2.28         (61,375)     (L)2.00                -           -
Forfeited                                           (323,635)     (L)2.12        (774,749)     (L)2.00         (382,500)    (L)2.00
                                               -------------     --------   -------------     --------    -------------    --------
Balance, end of year                              18,723,891      (L)3.01      17,323,456      (L)2.00       11,004,108     (L)2.00
                                               =============     ========   =============     ========    =============    ========
Options exercisable at year-end                    5,385,939      (L)2.00       2,438,622      (L)2.00                -           -
 ===========================================   =============     ========   =============     ========    =============    ========


(i) In 2001, certain options are exercisable in dollars. A year-end exchange rate of (L)1 = $1.45 has been used.

Note 31 - Differences between accounting principles generally accepted in the United Kingdom and the United States (continued)

  A summary of time-based options outstanding and exercisable at December 31, 2001 is as follows:

                                                           Options outstanding                           Options exercisable
                                           ---------------------------------------------------    ---------------------------------
                                                                    Weighted
                                                                     average
                                                                   remaining          Weighted                             Weighted
                                                    Shares       contractual           average             Shares           average
Range of exercise prices                       outstanding      life (years)    exercise price        exercisable    exercise price
---------------------------------------     --------------    --------------    --------------     --------------    --------------
(L)2.00                                         16,791,619                 7           (L)2.00          5,385,939           (L)2.00
(L)9.31                                          1,082,602                10           (L)9.31                  -                 -
(L)12.57 - (L)16.08                                849,670                10          (L)14.99                  -                 -
---------------------------------------     --------------    --------------    --------------     --------------    --------------
(L)2.00 - (L)16.08                              18,723,891                 7           (L)3.01          5,385,939           (L)2.00
=======================================     ==============    ==============    ==============     ==============    ==============


  Performance-based stock option transactions under the plans are as follows:

                                                          2001                         2000                         1999
                                                -------------------------    -------------------------    -------------------------
                                                                 Weighted                     Weighted                     Weighted
                                                                  average                      average                      average
                                                                 exercise                     exercise                     exercise
                                                      Shares        price          Shares        price           Shares       price
 -------------------------------------------   -------------     --------   -------------     --------    -------------    --------
Balance, beginning of year                        11,608,109      (L)2.00      11,004,108      (L)2.00       10,988,483     (L)2.00
 Granted                                              25,000      (L)2.00       1,378,750      (L)2.00          398,125     (L)2.00
 Forfeited                                          (358,437)     (L)2.00        (774,749)     (L)2.00         (382,500)    (L)2.00
                                               -------------     --------   -------------     --------    -------------    --------
Balance, end of year                              11,274,672      (L)2.00      11,608,109      (L)2.00       11,004,108     (L)2.00
                                               =============     ========   =============     ========    =============    ========
Options exercisable at year-end                            -            -               -            -                -           -
 ===========================================   =============     ========   =============     ========    =============    ========


  The weighted-average remaining contractual life of performance-based options outstanding at December 31, 2001 was 7 years.

Restructuring costs

  Under US GAAP the Group recorded charges of (L)12.1 million and (L)4.0 million primarily for employee termination benefits and excess operating lease obligations as a result of restructuring plans during the years ended December 31, 2000 and 1999, respectively. Such charges have been recorded as restructuring costs in the consolidated statements of operations.

  In the fourth quarter of 1999, the Group announced a comprehensive restructuring plan to segment accounts, eliminate unprofitable accounts and activities, consolidate several sales process functions and streamline and centralize client service functions such as claims handling, policy issuance and the issuance of insurance certificates in the North American operations. Pursuant to this plan, the Group expects to eliminate 275 positions and physically segregate and discontinue use of certain leased office space which, where economically feasible, will be subleased. This restructuring plan resulted in the Group recording a charge of (L)4.0 million representing employee termination benefits in 1999 and a charge of (L)6.9 million representing excess operating lease obligations (net of expected sublease income) in 2000. At December 31, 2001, 277 employees had been terminated as a result of the restructuring plan.

Note 31 - Differences between accounting principles generally accepted in the United Kingdom and the United States (continued)

  In 2000, the Group developed a plan to exit certain business lines including the sale of the municipality business of Public Entities National Corporation ("PENCO"), part of the US wholesale operations, and the sale or closure of certain other non-strategic businesses. As a result of these plans, it is expected that approximately 250 employees will be terminated. The sale of the municipality business of PENCO was completed in January 2001 while the proposed sale or closure of certain other non-strategic businesses is expected to be completed during the second quarter of 2002. Restructuring charges of
(L)5.2 million were recorded by the Group in the fourth quarter of 2000, representing (L)2.8 million of employee termination benefits, (L)0.8 million of excess operating lease obligations and (L)1.6 million of other exit costs relating to these plans. At December 31, 2001, 75 employees had been terminated.

  Selected information for restructuring charges follows:

                                                                                        Excess
                                                                    Employee         operating
                                                                 termination             lease
                                                                    benefits       obligations              Other             Total
 ---------------------------------------------------------    --------------    --------------     --------------    --------------
                                                                                          ((L) million)
January 1, 1999                                                            -                 -                  -                 -
Restructuring charge                                                     4.0                 -                  -               4.0
                                                              --------------    --------------     --------------    --------------
December 31, 1999                                                        4.0                 -                  -               4.0
Restructuring charge                                                     2.8               7.7                1.6              12.1
Used in year                                                            (3.5)             (2.4)              (0.3)             (6.2)
                                                              --------------    --------------     --------------    --------------
December 31, 2000                                                        3.3               5.3                1.3               9.9
                                                              --------------    --------------     --------------    --------------
Used in year                                                            (1.7)             (2.6)                 -              (4.3)
Foreign exchange and other                                              (0.1)              0.7                0.4               1.0
                                                              --------------    --------------     --------------    --------------
December 31, 2001                                                        1.5               3.4                1.7               6.6
 =========================================================    ==============    ==============     ==============    ==============


Debt and equity securities

  US GAAP requires debt and equity investments to be classified into three categories: held-to-maturity, trading and available-for-sale. All the Group's investments have been classified as available-for-sale.

  The debt securities held at December 31, 2001 comprise:

                                                                                    Unrealized         Unrealized
                                                              Amortized cost             gains             losses        Fair value
 ---------------------------------------------------------    --------------    --------------     --------------    --------------
                                                                                          ((L) million)
US Government securities                                                 2.5               0.1                  -               2.6
UK Government securities                                                 2.0                 -                  -               2.0
Other foreign government securities                                     13.8               0.6                  -              14.4
Corporate debt securities                                                9.9               0.2               (0.1)             10.0
                                                              --------------    --------------     --------------    --------------
                                                                        28.2               0.9               (0.1)             29.0
 =========================================================    ==============    ==============     ==============    ==============


  During 2001 sales of debt securities totalled (L)10.1 million (2000 :
(L)16.4 million). Realized gains and losses on debt securities are included in earnings.

Note 31 - Differences between accounting principles generally accepted in the United Kingdom and the United States (continued)

  Maturities of debt securities held at December 31, 2001 are as follows:

                                                             2001           2000
--------------------------------------------------    -----------    -----------
                                                            ((L) million)
after one year through five years                            28.2           23.9
after five years                                                -            2.6
                                                      -----------    -----------
                                                             28.2           26.5
==================================================    ===========    ===========


Segments

  SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131") establishes standards for reporting information about operating segments and related disclosures, products and services, geographic areas and major customers. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision-maker in deciding how to allocate resources and in assessing performance.

  The Group conducts its worldwide insurance brokerage activities through three operating segments: US Operations, International and Global Business. Each operating segment exhibits similar economic characteristics, provides similar products and services and distributes same through common distribution channels to a common type or class of customer. In addition, the regulatory environment in each region is similar. Consequently, for financial reporting purposes the Group has aggregated these three operating segments into one reportable segment.

  None of the Group's customers represented more than 10% of the Group's consolidated commissions and fees for the years ended December 31, 2001, 2000 and 1999.

  The Group has not reported revenues from external customers for each product and service or each group of similar products and services as the Group's internal systems do not allow for the generation of such information.

Note 32 - New accounting standards

  The following UK accounting standards have been recently issued:

  FRS 17, "Retirement Benefits", was issued in November 2000, and is fully effective for accounting periods ending on or after June 22, 2003. Certain of the disclosure requirements are effective for periods prior to the June 2003 deadline. Those disclosure requirements applicable for the year ended December 31, 2001 are provided in note 26. The standard requires that financial statements reflect at fair value the assets and liabilities arising from an employer's retirement benefit obligations and related funding. The operating costs of providing retirement benefits are recognized in the period in which they are earned together with any related finance costs and changes in the value of the related assets and liabilities. The impact of FRS 17 on the Group's financial position and results has not yet been determined and is currently under review.

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

  The following US accounting standards have been recently issued:

  In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations"("SFAS 141"), and SFAS No.142, "Goodwill and Intangible Assets" ("SFAS 142"). SFAS 141 requires the purchase method of accounting for business combinations occurring after June 30, 2001 and eliminates the pooling-of-interests method. SFAS 142, which became effective from January 1, 2002, requires that goodwill and other intangible assets that have an indefinite useful life will no longer be amortized but rather will be tested at least annually for impairment. SFAS 142 also requires the Group to perform a transitional assessment of whether there is an indication that goodwill was impaired at the date of initial application, January 1, 2002. Any goodwill impairment loss is required to be recognized as the cumulative effect of a change in accounting principle no later than the end of the year of initial application. The Group is also required to review its other intangible assets for impairment and to reassess the useful lives of such assets and make necessary adjustments. At January 1, 2002, the Group had goodwill, net of accumulated amortization, of (L)835.7 million, which would be subject to the transitional assessment provisions of SFAS 142. Amortization of goodwill for the year ended December 31, 2001 was (L)23.9 million.

  In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144 addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. SFAS 144 became effective for fiscal years beginning after December 15, 2001. The Company does not expect the application of this standard will have a material effect.

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

All financial statements are prepared according to UK GAAP and reconciled with US GAAP.

                                                                            Year ended December 31, 2001
                                                  ---------------------------------------------------------------------------------
                                                         The        Willis
Consolidated Statement of Operations                  Company      Partners     The Issuer         Other  Eliminations  Consolidated
----------------------------------------------    ----------    ----------     ----------    ----------    ----------    ----------
                                                                                    ((L) million)
Operating revenues                                       3.2             -          459.0         540.8         (14.6)        988.4
Operating expenses                                      (1.4)            -         (368.7)       (392.2)         (3.8)       (766.1)
                                                  ----------    ----------     ----------    ----------    ----------    ----------
Operating income/(loss)                                  1.8             -           90.3         148.6         (18.4)        222.3
Loss on disposal/closure of operations                     -             -              -          (3.7)         (0.4)         (4.1)
Share of profit/(loss) of associates                       -             -              -           8.6          (1.4)          7.2
Equity accounted subsidiaries                          118.3             -              -             -        (118.3)            -
Interest income                                        101.6             -           44.5         128.3        (216.2)         58.2
Interest expense                                           -         (23.5)         (54.7)        (16.8)         38.1         (56.9)
                                                  ----------    ----------     ----------    ----------    ----------    ----------
Income/(loss) before taxation                          221.7         (23.5)          80.1         265.0        (316.6)        226.7
Taxation                                               (78.9)            -          (21.1)        (42.4)         63.5         (78.9)
Equity minority interests                                  -             -              -          (0.2)         (4.8)         (5.0)
                                                  ----------    ----------     ----------    ----------    ----------    ----------
Net income/(loss)                                      142.8         (23.5)          59.0         222.4        (257.9)        142.8
Adjustments to accord with US GAAP
Operating expenses - performance options                   -             -          (48.6)        (61.5)            -        (110.1)
Amortization of goodwill and expirations                   -             -              -             -         (22.3)        (22.3)
Gain on the disposal of operations                         -             -              -             -          16.2          16.2
Gain on derivative instruments                             -             -              -           1.5             -           1.5
Pension costs                                              -             -            3.2           5.3             -           8.5
Interest on tax refund relating to prior
  acquisitions                                             -             -           (1.6)            -             -          (1.6)
Tax refund relating to prior acquisition                   -             -           (1.8)            -             -          (1.8)
Equity accounted subsidiaries                         (101.4)            -              -             -         101.4             -
Deferred tax                                               -             -           17.3          (1.6)         (7.5)          8.2
                                                  ----------    ----------     ----------    ----------    ----------    ----------
Net income/(loss) as adjusted to accord with
  US GAAP                                               41.4         (23.5)          27.5         166.1        (170.1)         41.4
==============================================    ==========    ==========     ==========    ==========    ==========    ==========

                                                                            Year ended December 31, 2000
                                                  ---------------------------------------------------------------------------------
                                                         The        Willis
Consolidated Statement of Operations                  Company      Partners     The Issuer         Other  Eliminations  Consolidated
----------------------------------------------    ----------    ----------     ----------    ----------    ----------    ----------
                                                                                    ((L) million)
Operating revenues                                       2.2             -          405.2         468.6         (15.0)        861.0
Operating expenses                                      (0.7)            -         (355.6)       (358.2)        (16.6)       (731.1)
                                                  ----------    ----------     ----------    ----------    ----------    ----------
Operating income/(loss)                                  1.5             -           49.6         110.4         (31.6)        129.9
Gain/(loss) on disposal/closure of operations            0.2             -           (5.2)         95.6         (95.7)         (5.1)
Share of profit/(loss) of associates                       -             -              -           6.0          (1.4)          4.6
Equity accounted subsidiaries                           91.7             -              -             -         (91.7)            -
Interest income                                         34.8             -           52.3          70.8         (99.7)         58.2
Interest expense                                           -         (25.1)         (56.0)        (16.8)         40.0         (57.9)
                                                  ----------    ----------     ----------    ----------    ----------    ----------
Income/(loss) before taxation                          128.2         (25.1)          40.7         266.0        (280.1)        129.7
Taxation                                               (36.8)            -           (7.6)        (27.0)         34.6         (36.8)
Equity minority interests                                  -             -              -          (0.2)         (1.3)         (1.5)
                                                  ----------    ----------     ----------    ----------    ----------    ----------
Net income/(loss)                                       91.4         (25.1)          33.1         238.8        (246.8)         91.4
Adjustments to accord with US GAAP
Operating expenses - restructuring costs                   -             -           (6.9)            -             -          (6.9)
Amortization of goodwill and expirations                   -             -              -             -         (21.2)        (21.2)
Gain on the disposal of operations                         -             -              -           0.2             -           0.2
Revaluation of forward exchange contracts and
  other financial instruments                              -             -              -          (1.6)            -          (1.6)
Pension costs                                              -             -            7.1          (0.2)            -           6.9
Equity accounted subsidiaries                          (23.6)            -              -             -          23.6             -
Deferred tax                                               -             -           (0.3)          0.6          (1.3)         (1.0)
                                                  ----------    ----------     ----------    ----------    ----------    ----------
Net income/(loss) as adjusted to accord with
  US GAAP                                               67.8         (25.1)          33.0         237.8        (245.7)         67.8
==============================================    ==========    ==========     ==========    ==========    ==========    ==========

                                                                            Year ended December 31, 1999
                                                  ---------------------------------------------------------------------------------
                                                         The        Willis
Consolidated Statement of Operations                  Company      Partners     The Issuer         Other  Eliminations  Consolidated
----------------------------------------------    ----------    ----------     ----------    ----------    ----------    ----------
                                                                                    ((L) million)
Operating revenues                                       3.4             -          359.2         415.1         (11.3)        766.4
Operating expenses before exceptional items              2.0             -         (357.1)       (355.5)         (4.2)       (714.8)
Exceptional items                                          -             -              -         (54.6)            -         (54.6)
Operating expenses                                       2.0             -         (357.1)       (410.1)         (4.2)       (769.4)
                                                  ----------    ----------     ----------    ----------    ----------    ----------
Operating income/(loss)                                  5.4             -            2.1           5.0         (15.5)         (3.0)
Gain/(loss) on disposal/closure of operations            0.3             -              -           4.1          (2.9)          1.5
Share of profit/(loss) of associates                       -             -              -           8.0          (1.4)          6.6
Equity accounted subsidiaries                          (32.1)            -              -             -          32.1             -
Interest income                                         31.2             -           51.2          34.4         (60.0)         56.8
Interest expense                                        (0.1)        (22.4)         (53.5)        (11.8)         33.6         (54.2)
                                                  ----------    ----------     ----------    ----------    ----------    ----------
Income/(loss) before taxation                            4.7         (22.4)          (0.2)         39.7         (14.1)          7.7
Taxation                                               (11.1)            -            6.6         (12.4)          5.8         (11.1)
Equity minority interests                                  -             -              -          (0.1)         (2.9)         (3.0)
                                                  ----------    ----------     ----------    ----------    ----------    ----------
Net (loss)/income                                       (6.4)        (22.4)           6.4          27.2         (11.2)         (6.4)
Adjustments to accord with US GAAP
Operating expenses - pension review                        -             -              -          15.0             -          15.0
Operating expenses - restructuring costs                   -             -            6.5             -             -           6.5
Amortization of goodwill and expirations                   -             -              -             -         (19.9)        (19.9)
Gain on the disposal of operations                         -             -              -           4.8             -           4.8
Revaluation of forward exchange contracts and
  other financial instruments                              -             -              -          (2.0)            -          (2.0)
Pension costs                                              -             -          (13.9)          1.3             -         (12.6)
Equity accounted subsidiaries                          (11.2)            -              -             -          11.2             -
Deferred tax                                               -             -            3.9           0.2          (7.1)         (3.0)
                                                  ----------    ----------     ----------    ----------    ----------    ----------
Net (loss)/income as adjusted to accord with
  US GAAP                                              (17.6)        (22.4)           2.9          46.5         (27.0)        (17.6)
==============================================    ==========    ==========     ==========    ==========    ==========    ==========

                                                                            Year ended December 31, 2001
                                                  ---------------------------------------------------------------------------------
                                                         The        Willis
Consolidated Balance Sheet                           Company      Partners     The Issuer         Other  Eliminations  Consolidated
----------------------------------------------    ----------    ----------     ----------    ----------    ----------    ----------
                                                                                    ((L) million)
ASSETS
Current assets
Cash and short-term deposits                               -             -           41.6         626.1           0.1         667.8
Investments                                                -             -          178.9         151.2             -         330.1
Accounts receivable                                    841.7             -        2,590.6       2,648.8        (732.8)      5,348.3
                                                  ----------    ----------     ----------    ----------    ----------    ----------
   Total current assets                                841.7             -        2,811.1       3,426.1        (732.7)      6,346.2
                                                  ----------    ----------     ----------    ----------    ----------    ----------
Fixed assets
Intangible assets - goodwill                               -             -            1.9          91.2         (64.4)         28.7
Tangible assets                                            -             -           35.5          92.2             -         127.7
Investments                                            109.0         349.6            0.9         985.3      (1,399.7)         45.1
Equity accounted subsidiaries                         (397.9)            -              -             -         397.9             -
                                                  ----------    ----------     ----------    ----------    ----------    ----------
   Total fixed assets                                 (288.9)        349.6           38.3       1,168.7      (1,066.2)        201.5
                                                  ----------    ----------     ----------    ----------    ----------    ----------
Total assets                                           552.8         349.6        2,849.4       4,594.8      (1,798.9)      6,547.7
==============================================    ==========    ==========     ==========    ==========    ==========    ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable                                           -             -        1,793.7       2,893.4             -       4,687.1
Corporate tax                                            3.1             -            5.6          39.2          26.9          74.8
Accruals and deferred income                             0.2             -           20.5          90.5             -         111.2
Other current liabilities                              342.1          77.5          251.3         600.6        (488.9)        782.6
                                                  ----------    ----------     ----------    ----------    ----------    ----------
   Total current liabilities                           345.4          77.5        2,071.1       3,623.7        (462.0)      5,655.7
                                                  ----------    ----------     ----------    ----------    ----------    ----------
Noncurrent liabilities
Bank loans and loan notes                                  -             -          541.0             -             -         541.0
Other noncurrent liabilities                               -         275.9           30.0           6.3        (275.9)         36.3
                                                  ----------    ----------     ----------    ----------    ----------    ----------
   Total noncurrent liabilities                            -         275.9          571.0           6.3        (275.9)        577.3
                                                  ----------    ----------     ----------    ----------    ----------    ----------
Provisions for liabilities and charges                     -             -           17.4          65.1          14.1          96.6
Equity minority interests                                  -             -              -           0.4          10.3          10.7
                                                  ----------    ----------     ----------    ----------    ----------    ----------
   Total liabilities and minority interests            345.4         353.4        2,659.5       3,695.5        (713.5)      6,340.3
                                                  ----------    ----------     ----------    ----------    ----------    ----------
 Total shareholders' equity                            207.4          (3.8)         189.9         899.3      (1,085.4)        207.4
                                                  ----------    ----------     ----------    ----------    ----------    ----------
Total liabilities and shareholders' equity             552.8         349.6        2,849.4       4,594.8      (1,798.9)      6,547.7
==============================================    ==========    ==========     ==========    ==========    ==========    ==========
 Total shareholders' equity under UK GAAP              207.4          (3.8)         189.9         899.3      (1,085.4)        207.4
Adjustments to accord with US GAAP
Fixed assets
 Intangible assets
   Goodwill                                                -             -              -             -         835.7         835.7
 Equity accounted subsidiaries                         868.9             -              -             -        (868.9)            -
Current assets
 Investments                                               -             -              -           0.9             -           0.9
 Receivables - derivative instruments                      -             -              -          12.3             -          12.3
 Pension cost asset                                        -             -              -          12.0             -          12.0
Noncurrent assets
 Receivables - derivative instruments                      -             -              -          10.1             -          10.1
Current liabilities
 Payables - derivative instruments                         -             -              -          (1.8)            -          (1.8)
Noncurrent liabilities
 Pension cost liability                                    -             -          (27.3)            -             -         (27.3)
Payables - derivative instruments                          -             -           (5.4)         (2.2)            -          (7.6)
Taxation                                                   -             -              -          (0.7)            -          (0.7)
Deferred taxes - effect of above adjustments               -             -           33.6           1.7             -          35.3
                                                  ----------    ----------     ----------    ----------    ----------    ----------
Shareholders' equity as adjusted to accord
  with US GAAP                                       1,076.3          (3.8)         190.8         931.6      (1,118.6)      1,076.3
==============================================    ==========    ==========     ==========    ==========    ==========    ==========

                                                                            Year ended December 31, 2000
                                                  ---------------------------------------------------------------------------------
                                                         The        Willis
Consolidated Balance Sheet                           Company      Partners     The Issuer         Other  Eliminations  Consolidated
----------------------------------------------    ----------    ----------     ----------    ----------    ----------    ----------
                                                                                    ((L) million)
ASSETS
Current assets
Cash and short-term deposits                             0.1             -          111.7         315.2           0.1         427.1
Investments                                                -             -           73.7         244.7             -         318.4
Accounts receivable                                    696.4             -        2,302.1       2,181.8        (668.5)      4,511.8
                                                  ----------    ----------     ----------    ----------    ----------    ----------
   Total current assets                                696.5             -        2,487.5       2,741.7        (668.4)      5,257.3
                                                  ----------    ----------     ----------    ----------    ----------    ----------
Fixed assets
Intangible assets - goodwill                               -             -            2.4          70.7         (37.9)         35.2
Tangible assets                                            -             -           27.1         100.9             -         128.0
Investments                                            109.1         337.9            0.9       1,009.1      (1,412.3)         44.7
Equity accounted subsidiaries                         (427.7)            -              -             -         427.7             -
                                                  ----------    ----------     ----------    ----------    ----------    ----------
   Total fixed assets                                 (318.6)        337.9           30.4       1,180.7      (1,022.5)        207.9
                                                  ----------    ----------     ----------    ----------    ----------    ----------
Total assets                                           377.9         337.9        2,517.9       3,922.4      (1,690.9)      5,465.2
==============================================    ==========    ==========     ==========    ==========    ==========    ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable                                           -             -        1,462.4       2,288.1         (94.7)      3,655.8
Corporate tax                                            2.9             -            3.9          20.6          14.2          41.6
Accruals and deferred income                             0.5             -           38.8          47.0             -          86.3
Other current liabilities                              289.1          52.4          203.2         588.4        (325.1)        808.0
                                                  ----------    ----------     ----------    ----------    ----------    ----------
   Total current liabilities                           292.5          52.4        1,708.3       2,944.1        (405.6)      4,591.7
                                                  ----------    ----------     ----------    ----------    ----------    ----------
Noncurrent liabilities
Bank loans and loan notes                                  -             -          634.3             -             -         634.3
Other noncurrent liabilities                               -         266.7           28.6           7.3        (266.7)         35.9
                                                  ----------    ----------     ----------    ----------    ----------    ----------
   Total noncurrent liabilities                            -         266.7          662.9           7.3        (266.7)        670.2
                                                  ----------    ----------     ----------    ----------    ----------    ----------
Provisions for liabilities and charges                     -             -           20.3          84.4           0.4         105.1
Equity minority interests                                  -             -              -           0.7          12.1          12.8
                                                  ----------    ----------     ----------    ----------    ----------    ----------
   Total liabilities and minority interests            292.5         319.1        2,391.5       3,036.5        (659.8)      5,379.8
                                                  ----------    ----------     ----------    ----------    ----------    ----------
 Total shareholders' equity                             85.4          18.8          126.4         885.9      (1,031.1)         85.4
                                                  ----------    ----------     ----------    ----------    ----------    ----------
Total liabilities and shareholders' equity             377.9         337.9        2,517.9       3,922.4      (1,690.9)      5,465.2
==============================================    ==========    ==========     ==========    ==========    ==========    ==========
 Total shareholders' equity under UK GAAP               85.4          18.8          126.4         885.9      (1,031.1)         85.4
Adjustments to accord with US GAAP
Fixed assets
 Intangible assets
   Goodwill                                                -             -              -             -         829.4         829.4
 Equity accounted subsidiaries                         832.4             -              -             -        (832.4)            -
Current assets
 Investments                                               -             -              -           0.5             -           0.5
 Receivables - unrealized gain on forward
  exchange contracts                                       -             -              -          (0.9)            -          (0.9)
 Pension cost asset                                        -             -              -           6.7             -           6.7
Noncurrent liabilities
 Pension cost liability                                    -             -          (29.5)            -             -         (29.5)
Deferred taxes - effect of above adjustments               -             -           11.2          (1.7)         16.7          26.2
                                                  ----------    ----------     ----------    ----------    ----------    ----------
Shareholders' equity as adjusted to accord
  with US GAAP                                         917.8          18.8          108.1         890.5      (1,017.4)        917.8
==============================================    ==========    ==========     ==========    ==========    ==========    ==========

                                                                               Year ended December 31, 2001
                                                       ----------------------------------------------------------------------------
                                                             The        Willis
Consolidated Statement of Cash Flows                     Company      Partners   The Issuer        Other  Eliminations Consolidated
---------------------------------------------------    ---------     ---------    ---------    ---------     ---------    ---------
                                                                                      ((L) million)
Net cash inflow from operating activities                      -             -        210.3        263.9             -        474.2
Dividends from associates                                      -             -            -          2.6             -          2.6
Net cash inflow/(outflow) for returns on
  investment and servicing of finance                       80.7         (23.5)         7.8        129.6        (192.7)         1.9
Taxation                                                    (3.3)            -        (21.9)        (3.5)            -        (28.7)
Net cash outflow for capital expenditure and
  financial investment                                         -             -        (16.7)        (8.1)            -        (24.8)
Net cash (outflow)/inflow for acquisitions and
  dispositions                                              (0.5)            -          2.1         11.6             -         13.2
Equity dividends paid                                      (15.1)            -            -       (192.7)        192.7        (15.1)
                                                       ---------     ---------    ---------    ---------     ---------    ---------
Cash flow before management of liquid resources
  and financing                                             61.8         (23.5)       181.6        203.4             -        423.3
Management of liquid resources                                 -             -         (1.4)        (4.0)            -         (5.4)
Net cash (outflow)/inflow from financing                   (61.9)         23.5       (153.0)        20.2             -       (171.2)
                                                       ---------     ---------    ---------    ---------     ---------    ---------
(Decrease)/increase in cash in the year                     (0.1)            -         27.2        219.6             -        246.7
===================================================    =========     =========    =========    =========     =========    =========
Consolidated Statement of Cash Flows in accordance
  with US GAAP
Cash provided by/(used in) operating activities             77.4         (23.5)       179.2        188.1        (192.7)       228.5
Cash (used in)/provided by investing activities             (0.5)            -        (11.2)         2.1             -         (9.6)
Cash (used in)/provided by financing activities            (77.0)         23.5       (153.0)      (177.5)        192.7       (191.3)
                                                       ---------     ---------    ---------    ---------     ---------    ---------
(Decrease)/increase in cash and cash equivalents            (0.1)            -         15.0         12.7             -         27.6
Effect of foreign exchange rates                               -             -          0.1         (0.6)            -         (0.5)
Cash and cash equivalents at start of year                   0.1             -          5.7         52.7             -         58.5
                                                       ---------     ---------    ---------    ---------     ---------    ---------
Cash and cash equivalents at end of year                       -             -         20.8         64.8             -         85.6
===================================================    =========     =========    =========    =========     =========    =========

                                                                               Year ended December 31, 2000
                                                       ----------------------------------------------------------------------------
                                                             The        Willis
Consolidated Statement of Cash Flows                     Company      Partners   The Issuer        Other  Eliminations Consolidated
---------------------------------------------------    ---------     ---------    ---------    ---------     ---------    ---------
                                                                                      ((L) million)
Net cash inflow from operating activities                      -          (0.1)        65.5        141.0             -        206.4
Dividends from associates                                      -             -            -          3.2             -          3.2
Net cash inflow/(outflow) for returns on
  investment and servicing of finance                       27.2         (24.8)         5.1         68.5         (74.7)         1.3
Taxation                                                    (4.2)            -         (9.5)        (4.3)            -        (18.0)
Net cash outflow for capital expenditure and
  financial investment                                         -             -         (6.0)       (10.8)            -        (16.8)
Net cash outflow for acquisitions and dispositions             -             -         (0.9)        (4.9)            -         (5.8)
Equity dividends paid                                      (13.1)            -            -        (74.7)         74.7        (13.1)
                                                       ---------     ---------    ---------    ---------     ---------    ---------
Cash flow before management of liquid resources
  and financing                                              9.9         (24.9)        54.2        118.0             -        157.2
Management of liquid resources                                 -             -        (34.1)         1.6             -        (32.5)
Net cash (outflow)/inflow from financing                   (17.6)         24.8        (28.3)       (53.3)            -        (74.4)
                                                       ---------     ---------    ---------    ---------     ---------    ---------
(Decrease)/increase in cash in the year                     (7.7)         (0.1)        (8.2)        66.3             -         50.3
===================================================    =========     =========    =========    =========     =========    =========
Consolidated Statement of Cash Flows in accordance
  with US GAAP
Cash provided by/(used in) operating activities             23.0         (24.9)        35.2        167.4         (74.7)       126.0
Cash used in investing activities                              -             -         (6.9)       (21.4)            -        (28.3)
Cash (used in)/provided by financing activities            (30.7)         24.8        (28.3)      (128.0)         74.7        (87.5)
                                                       ---------     ---------    ---------    ---------     ---------    ---------
(Decrease)/increase in cash and cash equivalents            (7.7)         (0.1)           -         18.0             -         10.2
Effect of foreign exchange rates                               -             -          0.4         (0.8)            -         (0.4)
Cash and cash equivalents at start of year                   7.8           0.1          5.3         35.5             -         48.7
                                                       ---------     ---------    ---------    ---------     ---------    ---------
Cash and cash equivalents at end of year                     0.1             -          5.7         52.7             -         58.5
===================================================    =========     =========    =========    =========     =========    =========

                                                                               Year ended December 31, 1999
                                                       ----------------------------------------------------------------------------
                                                             The        Willis
Consolidated Statement of Cash Flows                     Company      Partners   The Issuer        Other  Eliminations Consolidated
---------------------------------------------------    ---------     ---------    ---------    ---------     ---------    ---------
                                                                                      ((L) million)
Net cash inflow from operating activities                      -             -         42.8         87.6             -        130.4
Dividends from associates                                      -             -            -          2.2             -          2.2
Net cash inflow/(outflow) for returns on
  investment and servicing of finance                       20.8         (18.6)        (0.4)        33.1         (37.7)        (2.8)
Taxation                                                     1.5             -          2.4        (16.7)            -        (12.8)
Net cash outflow for capital expenditure and
  financial investment                                         -             -         (7.8)       (10.3)            -        (18.1)
Net cash outflow for acquisitions and dispositions           3.1             -         (0.1)       (13.5)            -        (10.5)
Equity dividends paid                                       (9.9)            -            -        (37.7)         37.7         (9.9)
                                                       ---------     ---------    ---------    ---------     ---------    ---------
Cash flow before management of liquid resources
  and financing                                             15.5         (18.6)        36.9         44.7             -         78.5
Management of liquid resources                                 -             -        (17.3)       (26.0)            -        (43.3)
Net cash (outflow)/inflow from financing                   (23.3)         18.6        (24.6)       (21.4)            -        (50.7)
                                                       ---------     ---------    ---------    ---------     ---------    ---------
(Decrease)/increase in cash in the year                     (7.8)            -         (5.0)        (2.7)            -        (15.5)
===================================================    =========     =========    =========    =========     =========    =========
Consolidated Statement of Cash Flows in accordance
  with US GAAP
Cash provided by/(used in) operating activities             22.3         (18.6)        35.4         55.9         (37.7)        57.3
Cash used in investing activities                            3.1             -         (7.9)        (8.2)            -        (13.0)
Cash (used in)/provided by financing activities            (33.2)         18.6        (29.3)       (59.1)         37.7        (65.3)
                                                       ---------     ---------    ---------    ---------     ---------    ---------
(Decrease)/increase in cash and cash equivalents            (7.8)            -         (1.8)       (11.4)            -        (21.0)
Effect of foreign exchange rates                               -             -          0.1         (1.2)            -         (1.1)
Cash and cash equivalents at start of year                  15.6           0.1          7.0         48.1             -         70.8
                                                       ---------     ---------    ---------    ---------     ---------    ---------
Cash and cash equivalents at end of year                     7.8           0.1          5.3         35.5             -         48.7
===================================================    =========     =========    =========    =========     =========    =========

Note 34 - Companies Act

  These financial statements do not comprise the Company's statutory accounts within the meaning of section 240 of the Companies Act. Statutory accounts for the years ended December 31, 1999 and 2000 have been, and statutory accounts for the year ended December 31, 2001 will be, delivered to the Registrar of Companies for England and Wales. The auditors' reports on such accounts were unqualified.

Note 35 - Subsequent events

  On January 1, 2002, the Group acquired a further 22%, in addition to the 45% already owned, in Jaspers Wuppesahl, Germany's third largest insurance broker, to improve the Group's market position and broaden its global offering and capabilities on behalf of its clients. Accordingly, Jaspers Wuppesahl (since renamed Willis GmbH & Co. K.G.) will be accounted for as a subsidiary from the date of acquisition. The aggregate cash purchase price was (L)9.9 million, of which (L)3.7 million was deferred to 2003.

  The following table summarizes the estimated fair value of the assets and liabilities acquired on a 100% basis as they will be consolidated from January 1, 2002:

                                                                            2001
-----------------------------------------------------------------    -----------
                                                                        ((L)
                                                                      million)
Current assets                                                              50.3
Fixed assets                                                                 8.3
Goodwill                                                                    33.4
Current liabilities                                                        (53.8)
Minority interest                                                           (1.4)
                                                                     -----------
                                                                            36.8
Less: Equity investment at December 31, 2001                                26.9
                                                                     -----------
Net assets acquired                                                          9.9
=================================================================    ===========


  The purchase price allocation has yet to be finalized. None of the goodwill will be deductible for tax purposes.

                                                                    SCHEDULE II

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

                       VALUATION AND QUALIFYING ACCOUNTS


                                                                             Additions      Additions
                                                             Balance at     charged to     charged to
                                                              beginning      costs and          other                    Balance at
Description                                                     of year       expenses       accounts     Deductions    end of year
--------------------------------------------------------    -----------    -----------    -----------    -----------    -----------
                                                                                                 ((L)
                                                                                             million)
Year ended December 31, 2001
 Provision for bad and doubtful debts                              15.7            6.8              -           (5.3)          17.2
 Deferred tax valuation allowance                                  47.5              -              -           (4.3)          43.2
                                                            -----------    -----------    -----------    -----------    -----------
Year ended December 31, 2000
 Provision for bad and doubtful debts                              15.3            5.2              -           (4.8)          15.7
 Deferred tax valuation allowance                                  62.0              -              -          (14.5)          47.5
                                                            -----------    -----------    -----------    -----------    -----------
Year ended December 31, 1999
 Provision for bad and doubtful debts                              11.8            6.3              -           (2.8)          15.3
 Deferred tax valuation allowance                                  48.5              -           18.4           (4.9)          62.0
========================================================    ===========    ===========    ===========    ===========    ===========