Form 20-F
period 2002-12-31
WILLIS GROUP LTD
filed 2003-03-31
CIK 1081009

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549

                                   FORM 20-F

(Mark One)
|_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
    EXCHANGE ACT OF 1934
                                       or
|X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934
                  For the fiscal year ended December 31, 2002
                                       or
|_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934
                     For the transition period from     to
                      Commission file number: 333-74483-02

                              Willis Group Limited
             (Exact name of Registrant as specified in its charter)

                               England and Wales
                (Jurisdiction of incorporation or organization)

                      Ten Trinity Square, London EC3P 3AX
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

  Title of each                                             Name of each exchange
      class                                                  on which registered
-----------------                                    ---------------------------------
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

           Ordinary Shares of par value 12.5p per share  481,735,594

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes __________    x     No__________

Indicate by check mark which financial statement item the Registrant has elected to follow.

Item 17 __________           Item 18 __________    x

                               TABLE OF CONTENTS


                                                                               Page
             Certain Definitions                                                  3
             Currency Translation                                                 3
             Information Concerning Forward-Looking Statements                    3
                                       PART I
Item 1       Identity of Directors, Senior Management and Advisers                4
Item 2       Offer Statistics and Expected Timetable                              4
Item 3       Key Information                                                      4
               Selected Financial Data                                            4
               Risk Factors                                                       7
Item 4       Information on the Company                                          10
               History and Development of the Company                            10
               Business Overview                                                 10
               Organizational Structure                                          17
               Property, Plants and Equipment                                    18
Item 5       Operating and Financial Review and Prospects                        18
               Operating Results                                                 20
               Liquidity and Capital Resources                                   23
Item 6       Directors, Senior Management and Employees                          27
               Directors and Senior Management                                   27
               Compensation                                                      29
               Board Practices                                                   34
               Employees                                                         35
               Share Ownership                                                   35
Item 7       Major Shareholders and Related Party Transactions                   37
               Major Shareholders                                                37
               Related Party Transactions                                        37
Item 8       Financial Information                                               37
               Consolidated Statements and Other Financial Information           37
               Significant Changes                                               41
Item 9       The Offer and Listing                                               41
               Markets                                                           41
Item 10      Additional Information                                              42
               Memorandum and Articles of Association                            42
               Material Contracts                                                44
               Exchange Controls                                                 44
               Taxation                                                          44
               Documents on Display                                              44
Item 11      Quantitative and Qualitative Disclosures about Market Risk          45
Item 12      Description of Securities Other Than Equity Securities              48
                                      PART II
Item 13      Defaults, Dividend Arrearages and Delinquencies                     49
Item 14      Material Modifications to the Rights of Security Holders and
             Use of Proceeds                                                     49
Item 15      Controls and Procedures                                             49
                                      PART III
Item 17      Financial Statements                                                49
Item 18      Financial Statements                                                49
Item 19      Exhibits                                                            49

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

"Shares" The shares of common stock Willis Group Holdings Limited, par value $0.000115 per share.

"Trinity"                      Trinity Acquisition Limited, an entity formed by
                               KKR for the purposes of acquiring the Company in 1998 in a going private transaction.

"Willis Holdings"              Willis Group Holdings Limited.

Currency Translation

  The Company presents its financial statements expressed in pounds sterling. In this annual report references to "US dollars", "US$" or "$" are to United States ("US") currency and references to "pounds sterling", "sterling" or "(L)" and "pence" or "p" are to the lawful currency of the United Kingdom of Great Britain and Northern Ireland.

  Unless otherwise indicated, in this annual report, translations of pounds sterling to US dollars have been made at the rate of $1.61 = (L)1, the noon buying rate in the City of New York for cable transfers in pounds sterling as announced for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on December 31, 2002. These translations should not be construed as representations that the pound sterling amounts actually represent such US dollar amounts or could be converted into US dollars at the rate indicated or at any other rate. For additional information on exchange rates between the pound sterling and the US dollar, see "Item 3 Key Information - Selected Financial Data".

Information Concerning Forward-Looking Statements

  We have included in this document forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that state our intentions, beliefs, expectations or predictions for the future. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or those anticipated, depending on a variety of factors such as general economic conditions in different countries around the world, fluctuations in global equity and fixed income markets, changes in premium rates, the competitive environment and the actual cost of resolution of contingent liabilities. Although we believe that the expectations reflected in forward-looking statements are reasonable we can give no assurance that those expectations will prove to have been correct. All forward-looking statements contained in this document are qualified by reference to this cautionary statement. Further information concerning the Group and its business, including factors that potentially could materially affect the Group's financial results are disclosed under Item 3 "Key Information - Risk Factors".

                                     PART I



Item 1 - Identity of Directors, Senior Management and Advisers

  Not applicable.

Item 2 - Offer Statistics and Expected Timetable

  Not applicable.

Item 3 - Key Information

Selected Financial Data

  The selected consolidated financial data presented below at December 31, 2002 and 2001 and for each of the three years ended December 31, 2002, have been derived from, and should be read in conjunction with, the audited consolidated financial statements of the Group and the notes thereto that are included elsewhere in this annual report. The selected consolidated financial data presented below at December 31, 2000, 1999 and 1998 and for the years ended December 31, 1999 and 1998 have been derived from the audited consolidated financial statements of the Group and the notes thereto that are not included in this annual report.

  The Group prepares its consolidated financial statements in accordance with UK GAAP, which differ in certain respects from US GAAP. Reconciliations of net income and shareholders' equity reflecting the significant differences between UK GAAP and US GAAP applicable to the Group are set forth in Note 30 of Notes to the Financial Statements. Under UK GAAP, the acquisition of the Company by Trinity has no impact on the historical amounts reported subsequently by the Company and, accordingly, combined amounts for the year ended December 31, 1998 are presented. Under US GAAP, the purchase of the Company by Trinity established a new basis of accounting for the purchased assets and liabilities from September 2, 1998. Accordingly, under US GAAP, it is not appropriate to present combined amounts for the year ended December 31, 1998.

Consolidated Income Statement Data

                                                                                                          September 2     January 1
                                                                                                                   to            to
                                                          Year ended December 31,                         December 31,  September 1,
                                    -------------------------------------------------------------------  ------------  ------------
                                          2002          2001          2000           1999          1998          1998          1998
                                             $          $(a)          $(a)           $(a)          $(a)          $(a)             $
 -------------------------------    ----------    ----------    ----------     ----------    ----------    ----------    ----------
                                                           (in millions, except per Ordinary Share amounts)
Amounts in accordance with UK
GAAP:
Operating revenues                     1,734.2       1,423.7       1,305.4        1,239.8       1,190.0         413.2         776.8
                                    ==========    ==========    ==========     ==========    ==========    ==========    ==========
Operating income before
exceptional items                        469.4         320.2         196.9           83.5         137.2          43.1          94.1
Exceptional items (b)                       --            --            --          (88.3)        (67.6)         (8.3)        (59.3)
                                    ----------    ----------    ----------     ----------    ----------    ----------    ----------
Operating income/(loss)                  469.4         320.2         196.9           (4.8)         69.6          34.8          34.8
Gain/(loss) on disposal/closure
of operations                              1.5          (5.9)         (7.7)           2.4         (48.6)         (2.2)        (46.4)
Share of profit/(loss) of
associates                                14.1          10.4           7.0           10.7          10.5          (2.3)         12.8
Net interest income/(expense)              2.4           1.8           0.4            4.2          (5.3)         (2.0)         (3.3)
                                    ----------    ----------    ----------     ----------    ----------    ----------    ----------
Income/(loss) before taxation            487.4         326.5         196.6           12.5          26.2          28.3          (2.1)
Taxation                                (178.1)       (116.4)        (47.4)         (22.6)        (66.7)        (44.3)        (22.4)
Equity Minority Interests                (11.8)         (7.2)         (2.3)          (4.9)         (4.4)         (3.1)         (1.3)
                                    ----------    ----------    ----------     ----------    ----------    ----------    ----------
Net income/(loss)                        297.5         202.9         146.9          (15.0)        (44.9)        (19.1)        (25.8)
                                    ==========    ==========    ==========     ==========    ==========    ==========    ==========
Per Ordinary Share :
Net income/(loss)                        $0.62         $0.42         $0.31         $(0.03)       $(0.10)       $(0.04)       $(0.06)
                                    ==========    ==========    ==========     ==========    ==========    ==========    ==========
Average number of ordinary
shares outstanding                       481.7         479.3         476.5          470.8         425.4         427.1         424.6
                                    ==========    ==========    ==========     ==========    ==========    ==========    ==========
Amounts in accordance with US
GAAP:
Operating revenues                     1,734.2       1,423.7       1,305.4        1,239.8                       413.2         776.8
                                    ----------    ----------    ----------     ----------                  ----------    ----------
Operating income/(loss)                  418.5         161.4         155.0          (15.7)                       12.9         (17.9)
Net interest income/(expense)              2.4          (0.5)          0.4            4.2                        (2.0)         (3.3)
                                    ----------    ----------    ----------     ----------                  ----------    ----------
Income/(loss) before tax                 420.9         160.9         155.4          (11.5)                       10.9         (21.2)
Income tax expense                      (162.7)        (98.0)        (53.6)         (19.7)                      (62.2)        (21.5)
Equity in net earnings/(losses)
of associates                              8.8           4.0           3.3            7.6                        (5.0)         12.6
Minority Interest                        (11.8)         (7.2)         (2.3)          (4.9)                       (3.1)         (1.3)
                                    ----------    ----------    ----------     ----------                  ----------    ----------
Net income/(loss)                        255.2          59.7         102.8          (28.5)                      (59.4)        (31.4)
                                    ==========    ==========    ==========     ==========                  ==========    ==========
Per Ordinary Share:
Net earnings/(loss)                      $0.53         $0.12         $0.21         $(0.06)                     $(0.14)      $(0.07)
 ===============================    ==========    ==========    ==========     ==========                  ==========    ==========

Consolidated Balance Sheet Data

                                                                                           December 31,
                                                                -------------------------------------------------------------------
                                                                      2002           2001          2000          1999          1998
                                                                         $           $(a)          $(a)          $(a)          $(a)
------------------------------------------------------------    ----------     ----------    ----------    ----------    ----------
                                                                                           (in millions)
Amounts in accordance with UK GAAP:
Total assets                                                       9,819.5        9,523.7       8,230.2       7,669.7       7,596.6
Total long-term debt                                                 566.1          784.4         951.4         979.6         456.1
Net assets                                                           683.1          346.0         179.9         202.1         184.9
Share capital and share premium                                      319.7          300.1         300.1         290.9         134.5
Total shareholders' equity                                           658.4          330.5         160.7         184.4         171.6

Amounts in accordance with US GAAP:
Total assets                                                      11,169.1       10,822.2       9,511.1       8,992.3       8,923.5
Total long-term debt                                                 567.4          787.2         957.4         987.6         456.1
Net assets                                                         1,812.3        1,585.5       1,416.5       1,479.5       1,484.7
Share capital and share premium                                      558.4          458.6         300.1         290.9         134.5
Total shareholders' equity                                         1,787.6        1,570.0       1,397.3       1,461.8       1,471.4
============================================================    ==========     ==========    ==========    ==========    ==========


(a) As restated, see Note 1 of Notes to the Financial Statements.

(b) Exceptional items charged against operating income in 1999 consisted of additional provisions of $64.7 million for the pensions review, restructuring charges of $17.0 million and financing costs of $6.6 million and in 1998 consisted of additional provisions for the pensions review of $41.4 million and costs of $26.2 million written off in connection with the acquisition of the Company by Trinity.

Exchange Rates

  The following table shows certain information concerning the Noon Buying Rate for pounds sterling, expressed in US dollars per (L)1.00. The exchange rate on March 28, 2003 was (L)1 = US$1.57.

                                                          Month's        Month's
                                                          Highest         Lowest
                                                         Exchange       Exchange
Month                                                        Rate           Rate
--------------------------------------------------    -----------    -----------
February 2003                                                1.65           1.57
January 2003                                                 1.65           1.60
December 2002                                                1.61           1.56
November 2002                                                1.59           1.54
October 2002                                                 1.57           1.54
September 2002                                               1.57           1.53
==================================================    ===========    ===========


Calendar year                                         At year end    Average (i)
--------------------------------------------------    -----------    -----------
1998                                                        $1.66          $1.66
1999                                                        $1.62          $1.61
2000                                                        $1.50          $1.52
2001                                                        $1.45          $1.44
2002                                                        $1.61          $1.50
==================================================    ===========    ===========


(i) The average of the Noon Buying Rates at the last business day of each month during the calendar year.

  A significant portion of the Group's assets and liabilities, revenues and expenses are denominated in currencies other than US dollars, principally pounds sterling. For a discussion of the impact of exchange rate movements, see Item 5 - "Operating and Financial Review and Prospects - Liquidity and Capital Resources".

Risk Factors

  This section describes the material risks affecting the Group's business. These risks could materially affect the Group's business, its revenues, operating income, net income, net assets and liquidity and capital resources and, accordingly should be read in conjunction with any forward-looking statements in this Annual Report on Form 20-F.

Premiums and Commissions - We do not control the premiums on which our commissions are based, and volatility or declines in premiums may seriously undermine our profitability.

  We derive most of our revenues from commissions and fees for brokering and consulting services. We do not determine insurance premiums on which commissions are generally based. Historically, although commercial property and casualty pricing has been increasing over the last year, premiums have been cyclical in nature and have varied widely based on market conditions. From the late 1980s through late 2000, insurance premium rates generally declined as a result of a number of factors, including the expanded underwriting capacity of insurance carriers; consolidation of both insurance intermediaries and insurance carriers; and increased competition among insurance carriers.

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

  We are subject to various actual and potential claims, lawsuits and proceedings relating principally to alleged errors and omissions in connection with the placement of insurance and reinsurance in the ordinary course of business. Because we often assist our clients with matters, including the placement of insurance coverage and the handling of related claims, involving substantial amounts of money, errors and omissions claims against us may arise which in turn allege our potential liability for all or part of the amounts in question. Claimants can seek large damage awards and these claims can involve potentially significant defense costs. Such claims, lawsuits and proceedings could, for example, include allegations of damages for our employees or sub-agents failing, whether negligently or intentionally, to place coverage or notify claims on behalf of clients, to provide insurance carriers with complete and accurate information relating to the risks being insured or to appropriately apply funds that we hold for our clients on a fiduciary basis. We have established provisions against these items which we believe to be adequate in the light of current information and legal advice, and we adjust such provisions from time to time according to developments.

  While most of the errors and omissions claims made against us have, subject to our self-insured deductibles, been covered by our professional indemnity insurance, our business, results of operations, financial condition and liquidity may be adversely affected if in the future our insurance coverage proves to be inadequate or unavailable or there is an increase in liabilities for which we self-insure. In addition, claims, lawsuits and proceedings may harm our reputation or divert management resources away from operating our business.

  The principal actual or potential claims, lawsuits and proceedings to which we are currently subject are (i) claims relating to services provided by one of our UK subsidiaries, Willis Faber (Underwriting Management) Limited, to another subsidiary, Sovereign Marine & General Insurance Company Limited (In Scheme of Arrangement) ("Sovereign"), that was engaged in insurance underwriting prior to 1991 as well as certain third party insurance companies; (ii) certain liabilities relating to the selling of personal pension plans to individuals in the United Kingdom from 1988 to 1994; (iii) potential claims which could be asserted with respect to our placement of property and casualty insurance for a number of entities which were directly impacted by the September 11, 2001 destruction of New York's World Trade Center complex; (iv) potential claims arising out of various legal proceedings between reinsurers, reinsureds and their reinsurance brokers relating to personal accident excess of loss reinsurance placements for the years 1993 to 1998; and (v) claims relating to activities by a US subsidiary of ours, Baccala and Shoop Insurance Services, prior to 1984 for certain insurance issuing companies.

  See Item 8 "Financial Information - Legal Proceedings" for a detailed description of these risks.

Regulation - We are subject to insurance industry regulation worldwide. If we fail to comply with regulatory requirements, we may not be able to conduct our business.

  Many of our activities are subject to regulatory supervision in the various countries and jurisdiction in which we are based or our activities are undertaken. We have in the past failed to comply with some of these regulations and future failures to comply by us or our employees may occur. While past failures have resulted in insignificant fines, any failures reported in the future could lead to disciplinary action, including requiring clients to be compensated for loss, the imposition of more substantial fines and the possible revocation of our authorization to operate as well as reputational damage. In addition, changes in legislation or regulations and actions by regulators, including changes in administration and enforcement policies, could from time to time require operational improvements or modifications at various locations which could result in higher costs or hinder our ability to operate our business.

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

  The rights under the put arrangement may be exercised through 2011, and if fully exercised, we would be required to buy shares of Gras Savoye, other than those held by its management, possibly increasing our ownership interest by 57% from 33% to 90%. Management shareholders of Gras Savoye, representing approximately 10% of the outstanding shares, do not have general put rights before 2011, but have certain put rights on their death, disability or retirement. Payments in connection with management put rights would not have exceeded $35 million if those rights had been fully exercised at December 31, 2002.

  Until 2005, the incremental 57% of Gras Savoye may be put to us at a price equal to the greater of approximately 800 million French francs ($128 million at December 31, 2002 exchange rates) or a price determined by a contractual formula based on earnings and revenue, which at December 31, 2002 would have amounted to approximately $197 million. After 2005, the put price is determined solely by the formula. The shareholders may put their shares individually at any time during the put period. The amounts we may have to pay in connection with the put arrangements may significantly exceed these estimates.

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

  The loss of or failure to attract key personnel could significantly impede our financial plans, growth, marketing and other objectives. Our success depends to a substantial extent not only on the ability and experience of our senior management, particularly our Chairman and Chief Executive Officer, Joseph J. Plumeri, but also on the individual brokers and teams that service our clients and maintain client relationships. The insurance brokerage industry has in the past experienced intense competition for the services of leading individual brokers and brokerage teams, and we have lost key individuals and teams to competitors in the past. We believe that our future success will depend in large part on our ability to attract and retain additional highly skilled and qualified personnel and to expand, train and manage our employee base. We may not be successful in doing so, because the competition for qualified personnel in our industry is intense.

International Operations - Our significant non-US operations, particularly those in the United Kingdom, expose us to exchange rate fluctuations and various risks that could impact our business.

  A significant portion of our operations is conducted outside the United States. Accordingly, we are subject to legal, economic and market risks associated with operating in foreign countries, including devaluations and fluctuations in currency exchange rates; imposition of limitations on conversion of foreign currencies into pounds sterling or dollars or remittance of dividends and other payments by foreign subsidiaries; hyperinflation in certain foreign countries; imposition or increase of investment and other restrictions by foreign governments; and the requirement of complying with a wide variety of foreign laws.

  We report our operating results and financial condition in US dollars. Our US operations earn revenue and incur expenses primarily in dollars. In the United Kingdom, however, we earn revenue in a number of different currencies, but expenses are almost entirely incurred in pounds sterling. Outside the United States and the United Kingdom, we predominantly generate revenue and expenses in the local currency. The table below details the breakdown of revenues and expenses by currency in 2002:

                                                    Pounds                         Other
                                                  Sterling     US Dollars     Currencies
                                               -----------    -----------    -----------
        Revenues                                        14%            57%            29%
        Expenses                                        36%            43%            21%


  Because of devaluations and fluctuations in currency exchange rates or the imposition of limitations on conversion of foreign currencies into dollars, we are subject to currency translation exposure on the profits of our operations, in addition to economic exposure. Furthermore, the mismatch between sterling revenues and expenses creates an exchange exposure. As the pound sterling strengthens, the dollars required to be translated into pounds sterling to cover the net sterling expenses increase, which then causes our results to be negatively impacted. Given these facts, the strength of the pound sterling relative to the US dollar has in the past had a material negative impact on our reported results. This risk could have a material adverse effect on our business financial condition, cash flow and results of operations in the future.

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

Item 4 - Information on the Company

History and Development of the Company

  The Company is a wholly-owned subsidiary of Willis Holdings and the holding company of a group which is one of the largest insurance brokers in the world. We trace our history to 1828.

    The Company is headquartered in London and the registered address and contact details are:
    Willis Group Limited,
    Ten Trinity Square,
    London EC3P 3AX.
    Tel: +44 (0)20 7488 8111.

  The Company is incorporated in Great Britain and registered in, and operates under, the laws of England and Wales.

  Our ultimate parent, Willis Holdings, was incorporated in Bermuda on February 8, 2001 as an exempted company under the Companies Act 1981 of Bermuda, as amended, for the sole purpose of redomiciling our ultimate parent company at that time, TA I Limited ("TA I"), from the United Kingdom to Bermuda. On incorporation Willis Holdings was wholly-owned by Profit Sharing (Overseas), Limited Partnership, an affiliate of KKR and one of the existing shareholders of TA I.

Business Overview

General

  We provide a broad range of value-added risk management consulting and insurance brokerage services to in excess of 50,000 clients worldwide. We have significant market positions in the United States, in the United Kingdom and, directly and through our associates, in many other countries. We are one of three recognized leaders in providing specialized risk management advisory and other services on a global basis to clients in various industries including the aerospace, marine, construction and energy industries. In our capacity as an advisor and insurance broker, we act as an intermediary between our clients and insurance carriers by advising our clients on their risk management requirements; helping clients determine the best means of managing risk; and negotiating and placing insurance risk with insurance carriers through our global distribution network. We also provide other value-added services.

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

  We and our associates serve a diverse base of clients located in approximately 180 countries. Those clients include major multinational and middle-market companies in a variety of industries, as well as public institutions. Many of our client relationships span decades. With approximately 13,000 employees around the world and a network of about 300 offices in some 80 countries, in each case including our associates, we are one of only three insurance brokers in the world possessing the global operating presence, broad product expertise and extensive distribution network necessary to meet effectively the global risk management needs of many of our clients.

Business Strategy

  Our strategic objectives are to continue to grow revenues, cash flow and earnings and to enhance our position as one of the largest global providers of risk management services. We will build on our areas of strength and eliminate areas in which we do not see the opportunities for strong profitable growth. The key elements of this strategy are to capitalize on a strong, global franchise, emphasize our value-added services, focus on cross-selling our services, increase efficiencies, implement global best practices and create a single company structure. We also pursue strategic acquisitions and investments to strengthen our global franchise.

Our Business

  Insurance is a global business, and its participants are affected by global trends in capacity and pricing. Accordingly, we operate as one global business which ensures all clients' interests are handled efficiently and comprehensively, whatever their initial point of contact. We organize our business into three main areas: Global, North America and International. For information regarding segment revenue, see Note 3 of Notes to the Consolidated Financial Statements contained herein.

Global

  Our Global business provides specialist brokerage and consulting services to clients worldwide for the risks arising from specific industrial and commercial activities. In these operations, we have extensive specialized experience handling diverse lines of coverage, including complex insurance programs, and acting as an intermediary between retail brokers and insurers. We increasingly provide consulting services on risk management with the objective of assisting clients to reduce the overall cost of risk. Our Global business serves clients in around 180 countries, primarily from United Kingdom offices, although we also serve clients from offices in the United States, Continental Europe and Asia.

  The Global business is divided into Global Specialties, Global Markets, Willis Risk Solutions, Global Reinsurance and UK and Republic of Ireland Retail.

  Global Specialties has strong global positions in aerospace, marine, construction and several niche businesses. In aerospace we are highly experienced in the provision of insurance and reinsurance brokerage and risk management services to aerospace clients, in the aerospace industry, including aircraft manufacturers, air cargo handlers and shippers, airport managers and other general aviation companies. Advisory services provided by aerospace include claims recovery, contract and leasing risk management, safety services and markets information. Aerospace is also a leading reinsurance broker of aerospace risks. Aerospace's clients are spread throughout the world and include 250 airlines and more than 40% of the world's leading insured non-American airports by passenger movement. Aerospace is also prominent in supplying the space industry through providing insurance and risk management services to over 40 companies. Other clients include those introduced from other intermediaries as well as insurers seeking reinsurance.

  We provide marine insurance and reinsurance brokerage services, including hull, cargo and general marine liabilities. Marine's clients include direct buyers, other insurance intermediaries and insurance and reinsurance companies. Marine insurance brokerage is our oldest line of business dating back to our establishment in 1828. Other services of marine include claims collection and recoveries.

  The construction practice provides risk management advice and places cover for a wide range of UK and international construction activities. These range from domestic home buildings to such major complex projects such as Hong Kong's Chek Lap Kok airport and the deactivation of the Chernobyl nuclear power plant.

  We have four niche business areas: Fine Art, Jewellery, and Specie; Special Contingency Risks; Hughes-Gibb; and Willis Commercial Network.

  The Fine Art, Jewellery, and Specie unit provides specialist risk management and insurance services to fine art, diamond and jewelry businesses and operators of armored cars. Coverage is also obtained for vault and bullion risks. The Special Contingency Risks unit specializes in producing packages to protect corporations, groups and individuals against special contingencies such as kidnap and ransom, extortion, detention, political repatriation and product contamination. The Hughes-Gibb unit principally services the insurance needs of the horse racing and horse breeding industry and also arranges the reinsurance of horse racing and horse breeding-related business for insurers worldwide. The Willis Commercial Network comprises franchise partnerships with more than 50 privately-owned local UK insurance brokers and is designed to enable them to meet the insurance requirements of small companies and individuals.

  Global Markets comprises Global Markets North America, Global Markets International, Global Markets Structured Financial Solutions, Global Markets Bermuda and Global Markets Carrier Relations. Global Markets North America develops global solutions and marketing capability for all our businesses based in North America. The core areas of focus are property, casualty and management liability risks. Our business links with the UK and International retail networks to further develop access to global markets, and provide structuring and placing skills in the relevant areas of property, casualty and management liability. This unit also includes the specialist global energy business. Global Markets Structured Financial Solutions specializes in strategic risk assessment, transactional risk transfer and alternative risk financing solutions. It incorporates our market-leading political risk unit, as well as structured finance and credit teams. Global Markets Bermuda enables our clients around the world to benefit from the increasing insurance and reinsurance capacity in Bermuda. Over the years it has built up a significant placing capability for complex risks to provide access to the capacity available, in particular for casualty and management liability risks. Finally, Global Markets Carrier

Relations analyzes, oversees and coordinates our Group activities and relationships with underwriting markets globally.

  Willis Risk Solutions arranges tailored solutions for major companies including constituents of the UK FTSE 250. Its retail broking services are provided by teams specializing in major industry sectors. It also provides extensive advisory services in business risk practice, operational risk management, loss management, captive management, environmental and revenue enhancement.

  We are one of the world's largest intermediaries for reinsurance and have a significant market share in many of the major markets. We are the largest marine and aviation reinsurance broker servicing the Japanese insurance sector. In the reinsurance area, we provide clients, both insurance and reinsurance companies, with a complete range of transactional capabilities as well as analytical and advisory services such as hazard modeling, financial and balance sheet analysis and reinsurance optimization studies. We also have a consulting unit, which markets its capabilities in actuarial and hazard modeling, as well as knowledge of the financial implications of catastrophe losses.

  The UK and Republic of Ireland Retail offers risk management and brokering services to corporate clients and individuals through approximately 17 offices. Each office services its own clients accessing the Group's global resources as appropriate to suit the clients' requirements.

North America

  Our North America business provides risk management, insurance brokerage and related services to a wide variety of clients in the United States and Canada. In addition, we supply specialist consulting and brokerage services, including construction; employee benefits; healthcare; and advanced risk management services. Our North America business operates through a network of more than 80 offices located in 37 states in the United States and six offices in Canada. Certain parts of our Global business also have operations in the United States.

  The North America business comprises both our large account and middle market units which were brought together after the year end. This amalgamation will enable us to service our clients and present ourselves to prospects in a consistent manner, without regard for the size, geography or industry of the audience.

  The construction division specializes in providing risk management, insurance and surety bonding services to the construction industry. This division provides services to around one-fifth of the Engineering New Record Top 400 contractors (a listing of the largest 400 North American contractors based on revenue). It also has one-third of the US largest homebuilders as clients. The employee benefits division helps clients with the design and implementation of benefits and compensation plans. Healthcare provides insurance and consulting services to local healthcare professionals in the United States. Our North America advanced risk management services division provides actuarial consulting, captive management services and a wide range of other risk consulting activities to large clients.

  In addition, we provide specialist expertise to clients and insurance underwriters through other practices operating through expert staff located throughout the North American network. These practices include environmental risk, financial and executive risk and marine risk. Customer support facilities, which we refer to as centers of excellence, provide fast, focused and tailored support services to clients from Nashville, Tennessee and in Phoenix, Arizona.

  We also have a wholesale unit that provides specialist services to the US insurance industry. The major entity within the unit is Stewart Smith which assists brokers by offering advice and expertise in property, casualty, professional and excess and surplus lines insurance placements in a variety of industries, including manufacturing, hospitality, real estate/habitational, transportation, construction, technology, entertainment and social services.

International

  Our International unit consists of a network of subsidiaries and associates other than those in North America, the United Kingdom and Republic of Ireland. This operation is located in 72 countries worldwide, including 22 countries in Europe, 14 in the Asia/Pacific region and 36 elsewhere in the world. The services provided are focused according to the characteristics of each market and are not identical in every office, but generally include direct risk management and insurance brokerage, specialist and reinsurance brokerage and employee benefits consulting.

  We believe the combined total revenues of our International subsidiaries and associates provide an indication of the spread and capability of our International network. In 2002, combined total revenues of our International subsidiaries and our associates were $540 million compared to $478 million in 2001. Our consolidated total revenues for 2002 only include the revenues of our International subsidiaries of $257 million and do not include the revenues of our associates of $283 million.

  As part of our on-going strategy, we have significantly strengthened International's market share and operations through a number of acquisitions and strategic investments in recent years. The most significant of these is the 33% interest in Gras Savoye, France's leading insurance broker and the tenth largest broker in the world. During 2002, we increased our investment in Willis GmbH, Germany's third largest insurance broker, from 45% to 78%, increased our ownership in businesses in Australia, Indonesia and Italy and acquired a 100% interest in two Swedish companies, Propacta Pensionsplanering AB and Kombro Risk Management AB. In January 2003, we increased our investment in Willis GmbH to 100% and increased the ownership in Willis Iberia Correduria de Seguros y Reaseguros SA to 77%, with our French associate, Gras Savoye owning the other 23%.

  The following is a list of the major International associate investments currently held by us and our interest as of December 31, 2002:

Company                                                                     Country                                     % Ownership
 -------------------------------------------                                 -------------------------    -------------------------
Europe
Gras Savoye & Cie                                                           France                                              33%
Willis A/S                                                                  Denmark                                             30%
Asia/Pacific
Multi-Risk Consultants (Thailand) Limited                                   Thailand                                            25%
Willis (Malaysia) Sdn. Bhd                                                  Malaysia                                            30%
Willis Insurance Brokers (B) Sdn. Bhd                                       Brunei                                              38%
Rest of the World
Al-Futtaim Willis Faber (Private) Limited                                   Dubai                                               49%
Herzfeld & Levy S.A.                                                        Argentina                                           40%


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

  In addition to our strategic investments in associates, we have acquired a controlling interest in a broad geographic spread of other brokers. The following is a list of the significant International subsidiaries in which we have a controlling interest and our interest as of December 31, 2002:

Company                                                                     Country                                     % Ownership
 -------------------------------------------                                 -------------------------    -------------------------
Europe
Willis Re GmbH & Co., K.G.                                                  Germany                                            100%
Propacta Pensionsplanering AB                                               Sweden                                             100%
Willis AB                                                                   Sweden                                              80%
Willis Global Financial and Executive Risks AB                              Sweden                                              75%
Willis OY AB                                                                Finland                                            100%
Willis GmbH & Co. K.G.(1)                                                   Germany                                             78%
Willis Italia Holding S.r.l.                                                Italy                                               67%
Willis Iberia Correduria de Seguros y Reaseguros S.A.(2)                    Spain                                               54%
Willis A.S.(3)                                                              Norway                                              50%
Willis Corretores de Seguros S.A.                                           Portugal                                            54%
Willis B.V.                                                                 Netherlands                                        100%
Willis CIS L.L.C.                                                           Russia                                             100%
Willis Polska S.A.                                                          Poland                                              70%
Willis sro                                                                  Czech Republic                                     100%
Willis Kft                                                                  Hungary                                             80%
Willis A.G.                                                                 Switzerland                                        100%
Asia/Pacific
Willis China (Hong Kong) Limited                                            Hong Kong                                          100%
PT Willis Indonesia                                                         Indonesia                                          100%
Willis Korea Limited                                                        Korea                                              100%
Willis (Singapore) Pte Ltd                                                  Singapore                                          100%
Willis (Taiwan) Limited                                                     Taiwan                                             100%
Rest of the World
Willis Intermediario de Reaseguro S.A. de C.V.                              Mexico                                             100%
Willis Faber Corretaje de Reaseguros S.A.                                   Venezuela                                          100%
Willis Faber do Brasil Consultoria e Participacoes S.A.                     Brazil                                             100%
Willis Corretores de Seguros Limitada                                       Brazil                                             100%
Willis Faber Chile Limitada                                                 Chile                                              100%
Willis Australia Limited                                                    Australia                                          100%
Willis New Zealand Limited                                                  New Zealand                                         99%
Willis S.A.                                                                 Argentina                                           60%
Willis Correa Insurance Services Limitada                                   Chile                                               80%
Willis Agente de Seguros y Fianzas, S.A. de C.V.                            Mexico                                              51%
Willis South Africa (Pty) Limited                                           South Africa                                        70%
Rontarca Prima Willis, C.A.                                                 Venezuela                                           51%
Willis Colombia Corredores de Seguros S.A.                                  Colombia                                            51%


(1) Increased to 100% interest in January 2003.

(2) Increased to 84.6% in January 2003.

(3) We have a 50.1% interest in the company.

Customers

  Our customers operate on a global and local scale in a multitude of businesses and industries throughout the world and generally range in size from major multinational corporations to middle market companies. Further, many of our client relationships span decades, for instance our relationship with The Tokio Marine and Fire Insurance Company, Limited dates back over 100 years. No one client accounted for more than 10% of revenues for fiscal year 2002. Additionally, we place insurance with over 5,000 insurance carriers, none of which individually accounted for more than 9% of the total premiums we placed on behalf of our clients in 2002.

Competition

  We face competition in all fields in which we operate. According to the July 2002 edition of Business Insurance, the 173 largest commercial insurance brokers globally reported brokerage revenues totalling $24.4 billion in 2001. The insurance brokerage industry, having recently gone through a period of rapid consolidation, is led by three global participants: Marsh & McLennan Companies, Inc., with approximately 30% of the worldwide market referred to above; Aon Corporation, with approximately 23% of the worldwide market; and us, with approximately 6% of the worldwide market. The industry is highly fragmented beyond these three brokers, with the next largest broker having approximately 4% of the worldwide market.

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

  The European Union Insurance Mediation Directive was adopted on September 30, 2002 and all European Union member states will have to implement the Directive by January 2005. The Directive introduces rules to enable insurance and reinsurance intermediaries to operate and provide services within each member state of the EU on a basis consistent with the EU single market and customer protection aims. Each EU member state is required to ensure that the insurance and reinsurance intermediaries resident in their country are registered with a statutory body in that country and that each intermediary meets professional requirements in relation to their competence, good repute, professional indemnity cover and financial capacity. In the United Kingdom the statutory body will be the Financial Services Authority and as a consequence such body will replace the General Insurance Standards Council and will become the sole regulator over insurance and reinsurance intermediary activities in the United Kingdom.

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

  The Company is a holding company and its principal subsidiary companies are:

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

Item 5 - Operating and Financial Review and Prospects

  The following discussion generally relates to the Group's historical consolidated results of operations and financial condition and should be read in conjunction with the consolidated financial statements included in this annual report beginning on page F-1. These consolidated financial statements have been prepared in accordance with UK GAAP, which differ in certain respects from US GAAP. The principal differences between UK GAAP and US GAAP as they relate to the Company and its subsidiaries are discussed in Note 30 of the Financial Statements.

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

  The majority of our revenue is commission based and varies based upon the premiums on the policies we place on behalf of our clients. As such, when premium rates in the insurance market decline, as they have in certain markets in past years, we experience pressure on our revenues and earnings, and when pricing increases, we tend to benefit, although in both cases there are many conflicting factors, including changes in buying and selling behavior. Beginning in late 2000, market pricing generally began to move upward for the first time in recent years and this continued throughout 2001 and 2002. We anticipate premium rates will continue to rise, at least during 2003.

  Like many insurance brokers, we earn revenue in an uneven fashion during the year, primarily due to the timing of insurance policy renewals. As many insurance and reinsurance policies incept and renew as of December 31 or January 1, we generate the majority of our revenues in the first and fourth calendar quarters. In 2002 for example, we generated 26% of our revenues in the first quarter and 28% of our revenues in the fourth quarter. The second and third quarters are less substantial revenue quarters, accounting for 24% and 22% respectively, of 2002 revenues. Operating expenses, however, are incurred on a relatively even basis throughout the year. As a result, we have historically earned the majority of our operating income in the first and fourth quarters, with the second and third quarters accounting for a lower percentage of full year operating income. Operating income in 2002 as a percentage of the full year was 31%, 22%, 17% and 30% for the first, second, third and fourth quarters respectively.

  We conduct our business in over 100 currencies. Accordingly, movements in foreign currency exchange rates affect our results. Our exposure to market risk from foreign currency exchange rates is discussed below under Item 11 "Quantitative and Qualitative Disclosures about Market Risk - Financial Risk Management". In the discussion below, we have expressed certain percentage changes in terms of constant currency, meaning that we have translated the foreign currency amounts included in the totals for both periods using the same exchange rates rather than the applicable actual exchange rates.

  In recent years we have completed a number of acquisitions and dispositions as part of our efforts to focus our business on our core broking activities and to expand our global capabilities. During 2002, we increased our investment in Willis GmbH, Germany's third largest insurance broker, from 45% to 78%. In early 2002, we also acquired Richard N. Goldman & Co., a broker based in San Francisco, California. We also completed two acquisitions in Sweden, strengthening our leading share in that market place, and increased our ownership to 100% of certain businesses in Australia and Indonesia. In the fourth quarter of 2002, we announced the acquisition of Special Risk Advisors, a sports and entertainment insurance broker based in Marietta, Georgia and Sunaro, an employee benefits technology solutions company, based in Atlanta, Georgia. The aggregate purchase price of these acquisitions was $50.9 million. Subsequent to the 2002 year-end, we acquired the remaining 22% interest in Willis GmbH and increased our ownership of Willis Iberia to 77%, with our French associate, Gras Savoye, owning the other 23%.

  During 2001, we increased our investment in Willis Italia Holdings S.p.A. from 50.1% to 67% in exchange for the disposal of a subsidiary of that entity. During 2000 we acquired several businesses in Latin America, South Africa and Norway.

  During 2002, we disposed of two third-party administration units and several other non-core businesses. In 2001, we disposed of our 51% interest in Willis National, an independent financial advisory business and the PENCO programs division of our North America Wholesale operation.

Critical Accounting Policies

  The Group's accounting policies are described in Note 1 to the consolidated financial statements. Management believes that the following policies are the most important to the portrayal of the Group's financial condition.

Revenue recognition

  The Group takes credit for commissions (or fees negotiated in lieu of commission) in respect of insurance placements at the date when the insured is billed or at the inception date of the policy, whichever is the later. Fees for other services are generally recognized as the services are provided. Negotiated fee arrangements for an agreed period covering the placement of multiple insurances and the provision of risk management or other services are becoming more widespread. This trend gives rise to judgements concerning the allocation of revenue between accounting periods. This allocation is determined, contract by contract, on the basis of the relative fair value of the services completed and the services yet to be rendered.

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

  Further, as detailed in Note 21 to the financial statements, the Group has established provisions for the costs of the UK review of personal pension plans sold to individuals between 1988 and 1994, for future lease rental payments of leasehold properties surplus to operational requirements and for discontinued operations. Although there remains some uncertainty as to the ultimate liability with respect to these matters, management believes that it is unlikely that the eventual outcome will have a material adverse effect on the Group's reported results.

Recent Accounting Pronouncements

  For a discussion of recent accounting pronouncements, see Note 30 of Notes to the Consolidated Financial Statements contained elsewhere in this Report.

Operating Results

2002 compared with 2001

  Total revenues increased by $310.5 million (22%) to $1,734.2 million in 2002 from $1,423.7 million in 2001. Of this increase in revenues of 22%, approximately 2% arose from the effects of foreign currency exchange rate movements and approximately 2% was attributable to the effects of acquisitions and disposals. Adjusting for these items, total revenues on an underlying basis were 18% higher in 2002 than in 2001. We estimate the increase in revenues was due 55% to net new business growth and 45% due to the impact of higher premium rates prevailing in the market.

  Operating income increased by $149.2 million (47%) to $469.4 million in 2002 from $320.2 million in 2001. In constant currency terms, operating income increased by 50%.

  Net income increased by $94.6 million (47%) to $297.5 million in 2002 from $202.9 million in 2001.

Revenues

  Revenues consist of commissions and fees, which increased by $303.5 million (22%) to $1,660.2 million in 2002 from $1,356.7 million in 2001, and interest income, which increased by $7.0 million (10%) to $74.0 million in 2002 from $67.0 million in 2001.

  Global: Revenues generated by our Global business increased by $150.4 million (20%) to $891.5 million in 2002 from $741.1 million in 2001. Of this increase in revenues of 20%, approximately 5% arose from the effects of foreign currency exchange rate movements. The disposal of Willis National in July 2001 had a negative impact of approximately 3% on increased revenues. Adjusting for these items, Global's revenues on an underlying basis increased by 18%. Global's reinsurance and specialty businesses, particularly aerospace and marine, continued to benefit from the rising premium rates prevailing in these markets, although there were some indications of the rate of growth slowing in some markets in the fourth quarter of 2002.

  North America: Revenues generated by our North America business increased by $79.8 million (16%) to $585.5 million in 2002 from $505.7 million in 2001. The disposal of the third-party administration units, offset by the acquisition of Goldman, negatively impacted the increase in revenues by approximately 1%. Adjusting for these items, North America's revenues on an underlying basis increased by 17%. Middle market and upper middle market experienced significant premium rate increases across all lines.

  International: Revenues generated by our International business increased by $80.3 million (45%) to $257.2 million in 2002 from $176.9 million in 2001. Of this increase in revenues of 45%, approximately 24% arose from our increased investment in Willis GmbH, which resulted in full consolidation as a subsidiary from January 1, 2002, and other acquisitions. The impact on increased revenues from the effects of foreign currency exchange rate movements was not significant. Adjusting for these items, International's revenues on an underlying basis increased by 21%, led by good performance in Continental Europe, Eastern Hemisphere (especially Australia) and Latin America. We believe that many new business wins resulted from co-ordinated efforts with our Global specialty businesses.

Operating Expenses

  Operating expenses increased by $161.3 million (15%) to $1,264.8 million in 2002 from $1,103.5 million in 2001. On an underlying basis, excluding acquisitions and disposals, operating expenses were 11% higher in constant currency terms than in 2001. Much of the increase related to revenue generating expenses. We continued to invest in recruitment and training as well as systems and information technology to enhance our client service and management information capabilities. Increased revenues and profitability led to higher performance-based compensation. However, the growth rate in revenues more than outpaced expense growth leading to increased operating margins.

Operating Results

2001 compared with 2000

  Total revenues increased by $118.3 million (9%) to $1,423.7 million in 2001 from $1,305.4 million in 2000. The effect of foreign exchange rate movements had a negative impact of approximately 2% and the effect of acquisitions and disposals had a negative impact of approximately 1% on the 9% increase in total revenues. Adjusting for these items, total revenues on an underlying basis were 12% higher in 2001 than in 2000. The increase in revenues was primarily due to increased business from existing clients, new business exceeding lost business and generally higher premium rates and volumes.

  Operating income increased by $123.3 million (63%) to $320.2 million in 2001 from $196.9 million in 2000. In constant currency terms, operating income increased by 63%.

  Net income increased by $56.0 million (38%) to $202.9 million in 2001 from $146.9 million in 2000.

Revenues

  Revenues consist of commissions and fees, which increased by $119.5 million (10%) to $1,356.7 million in 2001 from $1,237.2 million in 2000, and interest income, which fell by $1.2 million (2%) to $67.0 million in 2001 from $68.2 million in 2000.

  Global: Revenues generated by our Global business increased by $68.1 million (10%) to $741.1 million in 2001 from $673.0 million in 2000. The effect of foreign exchange rate movements had a negative impact of approximately 2% and the effect of the Willis National disposal in July 2001 had a negative impact of approximately 4% on the 10% increase in revenues. Adjusting for these items, Global's revenues on an underlying basis increased by 16%, with strong new business performance being supplemented by rising premium rates.

  North America: Revenues generated by our North America business increased by $21.3 million (4%) to $505.7 million in 2001 from $484.4 million in 2000. The disposal of the PENCO programs division in January 2001 negatively impacted revenues by approximately 3%. Adjusting for this impact, North America's revenues on an underlying basis increased by 7%, primarily attributable to increased premium rates.

  International: Revenues generated by our International business increased by $28.9 million (20%) to $176.9 million in 2001 from $148.0 million in 2000. The effect of foreign exchange rate movements had a negative impact of approximately 6% and our acquisitions in Norway, Colombia and South

Africa contributed approximately 12% of the 20% increase in revenues. Adjusting for these items, International's revenues on an underlying basis increased by 14%. Most international insurance markets hardened in line with UK and US markets, although rates lagged in some countries.

Operating Expenses

  Operating expenses fell by $5.0 million to $1,103.5 million in 2001 from $1,108.5 million in 2000. Severance and consulting expenses declined by $17.2 million in 2001 compared with 2000, equivalent to a decline of approximately 2% in expenses from 2000 to 2001. The effect of acquisitions and disposals was approximately 2% and the impact of foreign currency exchange rate movements was approximately 1%. Adjusting for these items, general and administrative expenses on an underlying basis were 5% higher in 2001 than in 2000. Much of this increase related to higher incentive payments arising from improved revenues and operating profits. Excluding these incentives and other expenses linked to revenue growth, expenses were flat in 2001 compared with 2000 as we eliminated waste and improved productivity.

(Loss)/Gain on Disposal/Closure of Operations

  In June 2002, we sold Safety Solutions, a small health and safety consulting business in the UK, recognizing an $11.9 million loss on disposal, which included a non-cash goodwill write-off of $11.1 million. Under UK GAAP, goodwill arising on acquisitions occurring before January 1, 1998 was immediately eliminated against reserves and on disposal is reinstated and written off. In November 2002, we completed the sale of our life and health third-party administration unit, based in Nashville, Tennessee, and Wichita, Kansas. The gain on disposal amounting to $14.2 million included a goodwill write-off of $3.0 million relating to reinstated goodwill previously eliminated against reserves.

  In July 2001, we completed the sale of Willis National, the UK independent financial advisor in which we had a 51% interest. The gain on disposal amounted to $18.6 million, net of a goodwill write-off of $3.8 million.. In December 2001, we incurred a $13.3 million loss on disposal, including a net goodwill write-off of $11.9 million, related to the restructure of Willis Italia Holdings S.p.A., which involved the disposal of part of that business in exchange for an increase in our ownership from 50.1% to 67%. Also, in January 2001, the sale of PENCO, for which provision had been made in 2000, was completed and related goodwill previously eliminated against reserves of $11.2 million was reinstated and written off.

Associates

  Our share of income before taxation of our associates rose by $3.7 million to $14.1 million in 2002 as most of our associates, led by Gras Savoye in France, reported higher earnings. In 2001, our share of income before tax of our associates rose by $3.4 million to $10.4 million in 2001, mainly from higher earnings of Gras Savoye and Willis GmbH. Willis GmbH became a subsidiary from January 1, 2002.

Interest

  Interest income in 2002 was $65.4 million compared with $83.8 million in 2001 and $88.2 million in 2000. The fall in interest income reflects lower principal amounts outstanding on loans advanced to our indirect parent company, Trinity Acquisition Limited.

  Interest expense in 2002 was $63.0 million compared with $82.0 million in 2001 and $87.8 million in 2000, reflecting lower principal amounts of debt outstanding following early repayment of term loans under our senior credit facilities and the repurchase in the open market, and subsequent cancellation, of senior subordinated notes.

Taxation

  The tax charge for 2002 amounted to $178.1 million, giving an effective tax rate of 37% compared with an effective rate of 36% in 2001 and 24% in 2000. The tax charge for 2000 benefited from the recognition of tax relief on provisions established in prior years.

Minority Interest

  Minority interest increased by $4.6 million in 2002 to $11.8 million. This increase was largely due to the consolidation of Willis GmbH from January 1, 2002, when that former associate became a subsidiary, and higher earnings of our less than wholly-owned subsidiaries, notably within Continental Europe. In 2001, minority interest increased by $4.9 million to $7.2 million as a result of higher earnings and acquisitions during 2000 in Latin America, South Africa and Norway.

Differences between UK GAAP and US GAAP

  Net income in 2002 of $297.5 million, $202.9 million in 2001 and for $146.9 million in 2000, under UK GAAP, compares with net income of $255.2 million, $59.7 million and $102.8 million, respectively, under US GAAP.

  The differences arise principally from the differing accounting treatment for performance-based stock options, goodwill, derivative financial instruments, pension costs and related deferred taxation. Details of reconciling differences are given in Note 30 to the Financial Statements.

  In addition to the critical accounting policies referred to above, Management believes that the following policies on pension expense and deferred tax are also important to the portrayal of the Group's financial condition under US GAAP.

  The key assumptions in determining pension expense for the Group's defined benefit plans are the expected long-term rate of return on plan assets, the expected long-term rate of compensation increase and the discount rate applicable to the plan liabilities.

  At December 31, 2002, the selected discount rates, based on AA-rated corporate bonds, were 5.6% for the UK plan liabilities and 6.5% for the US plan liabilities. A 0.25% change in these discount rates, in the absence of any other factors, would impact 2003 net pension expense under US GAAP by approximately $5 million. The selected long-term rates of return, based on the asset mix of the respective funds, were 7.25% for UK plan assets and 8.5% for US plan assets. A 0.25% change in the long-term rate of return would impact 2003 net pension expense under US GAAP by approximately $4 million.

  At December 31, 2002, the Group had gross deferred tax assets of $272.9 million against which a valuation allowance of $70.7 million had been recognized. To the extent that the actual future taxable income in the periods during which the temporary differences are expected to reverse differs from current projections, or assumed prudent and feasible tax planning strategies fail to materialize, or new tax planning strategies are developed, or material changes occur in actual tax rates or loss carryforward time limits, the Group may adjust the deferred tax asset considered realizable in future periods. Such adjustments could result in a significant increase or decrease in the effective tax rate and have a material impact on our net income, although management does not believe that this is likely.

Liquidity and Capital Resources

  As an intermediary, we hold funds generally in a fiduciary capacity for the account of third parties, typically as the result of premiums received from clients that are in transit to insurers and claims due to clients that are in transit from insurers. We report premiums, which are held on account of, or due from clients, as assets with a corresponding liability due to the insurers. Claims held by, or due to, us which are due to clients are also shown as both assets and liabilities. All these balances due or payable are included in accounts receivable and accounts payable on the balance sheet. We earn interest on those funds during the time between the receipt of the cash and the time the cash is paid out. Fiduciary cash must be kept in certain regulated bank accounts subject to guidelines, which generally emphasize capital preservation and liquidity, and is not generally available to service our debt or for other corporate purposes.

  Net cash inflow from operating activities fell by $192.2 million to $490.8 million in 2002 from $683.0 million in 2001 having increased by $370.0 million from $313.0 million in 2000. Net cash flow from operating activities for 2002 and 2001 was significantly impacted by higher than normal amounts of cash in transit between clients and insurers at the 2001 year-end. Increasing revenues and widening operating margins over the three-year period were the main reasons for the underlying improvement in net cash from operating activities.

  Although we discontinued our UK underwriting operations in 1991, we still handle the administration of claims arising from insurance business previously written by our subsidiary Willis Faber (Underwriting Management), on behalf of Sovereign Marine & General Insurance Company Limited (in Scheme of Arrangement) and third party insurance carriers. Cash payments in connection with the renegotiated arrangements for administering the WFUM run-off amounted to $5.8 million during 2002, $2.7 million in 2001 and $5.0 million in 2000. We expect payments in 2003 will be around the same level as recent years.

  Cash payments in connection with the government initiated review of personal pension plans amounted to $11.8 million, $18.0 million and $20.8 million in 2002, 2001 and 2000, respectively. We expect the remaining provision of $22.8 million at December 31, 2002 to be paid out over the next year.

  Capital expenditures for 2002, 2001 and 2000 less the proceeds from disposals of fixed assets, were $43.5 million, $35.5 million and $23.2 million, respectively. Much of the increased capital expenditure in 2002 related to information technology systems. This is being managed in a disciplined manner with future information technology expenditures not being committed ahead of cash generation. We expect capital expenditures for 2003 to rise modestly over 2002 levels. We have funded our requirements for capital expenditures by cash generated internally from operations and expect to continue to do so in the future.

  During 2002, the net cash inflow for acquisitions less proceeds from disposals amounted to $23.5 million and included proceeds of $24.2 million mainly arising from the disposal of the third-party administration units. During 2001, the net cash inflow for acquisitions less proceeds from disposals amounted to $19.1 million and included proceeds of $29.7 million mainly arising from the disposal of PENCO and Willis National. During 2000, the net cash outflow for acquisitions less proceeds from disposals amounted to $8.7 million.

Contractual Obligations

  Our contractual obligations at December 31, 2002 were:

                                                                                    Payments due by period
                                                            -----------------------------------------------------------------------
                                                                           Less than 1                                      After 5
Obligations (millions)                                            Total           year      1-3 years      4-5 years          years
--------------------------------------------------------    -----------    -----------    -----------    -----------    -----------
Senior Credit Facility                                      $     157.2           $  -         $ 82.8         $ 74.4           $  -
9% Senior Subordinated Notes                                      408.9              -              -              -          408.9
Operating leases                                                  305.5           61.8           91.8           67.5           84.4
Put & call options relating to subsidiaries and
associates(1)                                                     337.7          245.6           16.5           18.3           57.3
                                                            -----------    -----------    -----------    -----------    -----------
Total contractual obligations                                  $1,209.3         $307.4         $191.1         $160.2         $550.6
========================================================    ===========    ===========    ===========    ===========    ===========


(1) Based on the earliest dates on which options could be exercised.

  In 1998, our wholly owned subsidiary, Willis North America entered into a credit agreement consisting of a term loan facility of $450 million, and a revolving credit facility of $150 million. The term loans were drawn in full in 1998 to refinance certain of our existing indebtedness. During 2002, 2001 and 2000, repayments totaling $190.8 million, $59.5 million and $30.0 million, respectively, were made. As a consequence, we are ahead of our repayment schedule. As of December 31, 2002, the outstanding balance on the term loans was $157.2 million. The next mandatory repayment under the facility is not due until 2005, with final maturity in 2006. The revolving credit portion is available for working capital requirements and general corporate purposes, subject to certain limitations, and remained undrawn as of December 31, 2002.

  Willis North America has entered into an interest rate swap agreement on December 4, 1998 with JP Morgan Chase Bank under which its LIBOR-based floating rate interest payment obligations on the full amount of the term loans have been swapped for fixed rate interest payment obligations, resulting in an effective base rate of 5.099% per annum, plus the applicable margin, until the final maturity of those term loans. The swap agreement provides for a reduction of the notional amount of the swap obligation on a semi-annual basis and, to the extent the actual amount outstanding under the term loans exceeds the notional amount at any time, Willis North America would be exposed to the risk of increased interest rates on that excess.

  In 1999, Willis North America issued $550 million of 9% senior subordinated notes, the proceeds from which were used to repay short-term facilities. The Notes mature on February 1, 2009 and interest is payable on the Notes semi-annually on February 1 and August 1 of each year. During 2002 and 2001, Willis North America, using cash from operations repurchased in the open market and retired $29.0 million and $111.0 million, respectively, of these Notes. There was no material gain or loss from the repurchase. As of December 31, 2002, the principal amount outstanding was $410.2 million.

  Total long-term debt outstanding at December 31, 2002 was $567.4 million, down from $787.2 million at the end of 2001.

  The Company and its subsidiaries may pay interest on any intercompany note issued in favor of Trinity, and may make loans or pay dividends to Trinity in an amount sufficient to enable Trinity to pay interest and principal then due on any intercompany note, intercompany subordinated note or intercompany bank note issued by Trinity, in each case so long as such amounts are immediately repaid to the Company or its subsidiaries. The aggregate amount of intercompany notes issued in favor of Trinity outstanding at December 31, 2002 was $410.2 million, the aggregate amount of intercompany notes issued by Trinity outstanding was $652.8 million.

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

  As part of our acquisition of 33% of Gras Savoye, we entered into a put arrangement, whereby the other shareholders in Gras Savoye (primarily two families, two insurance companies and Gras Savoye's executive management team) could put their shares to us. Until 2011, we will be obligated to buy the shares of certain shareholders to the extent that those shareholders put their shares, potentially increasing our ownership from 33% to 90% if all shareholders put their shares, at a price determined by a contractual formula based on earnings and revenue. Management shareholders of Gras Savoye (representing approximately 10% of shares) do not have general put rights before 2011, but have certain put rights on their death, disability or retirement from which payments at December 31, 2002 based on the formula, would not have exceeded $34.5 million. Until 2005, the incremental 57% of Gras Savoye may be put to us at a price equal to the greater of approximately 800 million French francs ($127.9 million at December 31, 2002 exchange rates), or a price based on the formula, which at December 31, 2002 amounted to approximately $196.9 million. After 2005, the put price is determined solely by the formula. The shareholders may put their shares individually at any time during the put period.

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

  We expect that internally generated funds will be sufficient to meet our foreseeable operating cash requirements, capital expenditures and scheduled debt repayments, the next of which is not due until 2005. In addition, we have our undrawn $150 million revolving credit facility.

Off Balance Sheet Transactions

  Apart from commitments, guarantees and contingencies, as disclosed in Notes 26 and 27 of Notes to the Consolidated Financial Statements, the Group has no off-balance sheet arrangements that have, or are reasonably likely to have, a material effect on the Group's financial condition, results of operations or liquidity.

Item 6 - Directors, Senior Management and Employees

Directors and Senior Management

  The Group Executive Committee manages the operational business and strategic direction of our operating subsidiaries. It consists of the Chairman and Chief Executive Officer, directors and eight senior Group executives who are not directors, whose ages and positions at January 1, 2003 are:

Name                                         Age   Position
----                                         ---   --------
Joseph J. Plumeri                             59   Chairman and Chief Executive Officer
Frederick Arnold                              48   Group Executive Vice President, Strategic Development
William P. Bowden Jr.                         58   Group General Counsel
Richard J. S. Bucknall                        54   Group Chief Operating Officer
Thomas Colraine                               44   Group Chief Financial Officer
Janet Coolick                                 59   Group Chief Administrative Officer
Patrick Lucas                                 63   Executive Vice President; Managing Partner of Gras Savoye
Stephen G. Maycock                            50   Group Human Resources Director
Joseph M. McSweeny                            53   Chairman of Willis Risk Solutions - North America
Grahame J. Millwater                          39   Chief Executive Officer of Global Markets
John M. Pelly                                 49   Chairman and Chief Executive of Willis Re.
James A. Ratcliffe                            49   Chief Executive of Global Specialties
Michael J. Sicard                             33   Chief Operating Officer, Willis North America
Sarah J. Turvill                              49   Chief Executive Officer of International operations (excluding United Kingdom and North America)
Mario Vitale                                  47   Chief Executive Officer, Willis North America


  Joseph J. Plumeri--Joseph J. Plumeri is our Chairman and a director and has been a director of TA I Limited since October 2000. Before joining us, Mr. Plumeri spent 32 years as an executive with Citigroup Inc. and its predecessors. Of note, Mr. Plumeri oversaw the 450 North American retail branches of Citigroup's Citibank unit. Mr. Plumeri also served as Chairman and Chief Executive Officer of Citigroup's Primerica Financial Services from 1995 to 1999. In 1994, Mr. Plumeri was appointed Vice Chairman of Citigroup's predecessor, Travelers Group Inc., and in 1993 Mr. Plumeri became the President of a predecessor of Citigroup's Salomon Smith Barney unit after overseeing the merger of Smith Barney and Shearson and serving as the President and Managing Partner of Shearson since 1990. He is also a board member and advisor to many organizations, including The Board of Visitors of the College of William & Mary, The United Negro College Fund, The National Center on Addiction and Substance Abuse. He is also a commissioner of the New Jersey Sports and Exposition Authority.

  Frederick Arnold--Frederick Arnold is a member of the Group Executive Committee and Executive Vice President, Strategic Development. Mr. Arnold joined us in March 2000 as Executive Vice President--Development, Finance and Administration of the North American operations and was Group Chief Administrative Officer from December 2000 to June 2001. Prior to joining us, Mr. Arnold worked for 20 years as an investment banker, primarily at Lehman Brothers, Smith Barney and Arnhold and S. Bleichroeder, specializing in mergers and acquisitions and equity capital markets.

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

  Richard J.S. Bucknall--Richard J.S. Bucknall is a member of the Group Executive Committee and was appointed Chief Operating Officer on January 1, 2001. His current responsibilities include Global

Specialities, Risk Solutions UK, International Holdings, and UK and Republic of Ireland Retail businesses. He also has responsibilities for the discontinued United Kingdom underwriting operations. Mr. Bucknall has 36 years of experience in the insurance broking industry, of which 17 years have been with us.

  Thomas Colraine--Thomas Colraine is a member of the Group Executive Committee and has been the Group Chief Financial Officer since September 1997. From January 1995 to October 1996, he was Chief Financial Officer of our North American operations and was Change Program Director from October 1996 to September 1997. Mr. Colraine has 15 years of experience in the insurance brokerage industry, all 15 years of which have been with us.

  Janet Coolick--Janet Coolick became a member of the Group Executive Committee and was appointed the Group Chief Administrative Officer on July 1, 2001. Ms Coolick joined the Willis Group on March 5, 2001 as Executive Vice President and Director, Operational Efficiency. Before joining us, Ms Coolick spent 15 years with Citigroup Inc., and its predecessors where she held various executive positions including Chief of Staff and Director of Expense Management and Control.

  Patrick Lucas--Patrick Lucas joined the Board of Directors of Willis Group Limited on April 15, 1998 as a non-executive director and became a member of the Group Executive Committee on January 1, 2001. He is the Managing Partner of Gras Savoye and Chairman and Chief Executive Officer of Gras Savoye S.A. and Gras Savoye Reassurance, positions held since 1991, 1979 and 1976 respectively. Mr. Lucas has 36 years of experience in the insurance brokerage industry.

  Stephen G. Maycock--Stephen G. Maycock became a member of the Group Executive Committee on July 1, 2001. He has been the Group Human Resources Director of the Willis Group since he joined in 1996. Prior to joining the Willis Group, he had a global human resources role with S C Johnson & Son Inc., for 13 years. Mr Maycock has six years of experience in the insurance brokerage industry, all of which have been with us.

  Joseph M. McSweeny--Joseph M. McSweeny is a member of the Group Executive Committee and Chairman of Willis Risk Solutions - North America. He joined the Willis Group in 1994 and held senior executive positions in the North American retail business until 1998 when he was appointed Chief Executive Officer of Willis Group's International operations, a position held until June 2001. He became Chairman and Chief Executive Officer of Global Risk Solutions on July 1, 2001. Mr. McSweeny has 26 years of experience in the insurance industry, of which eight years have been with us.

  Grahame J. Millwater--Grahame J. Millwater became a member of the Group Executive Committee on December 18, 2001 and is the Chief Executive Officer of Global Markets. Mr. Millwater joined the Willis Group in September 1985 and has had several additional cross Group responsibilities during his career with us. Mr Millwater has 17 years of experience in the insurance brokerage industry, all of which have been with us.

  John M. Pelly--John M. Pelly is a member of the Group Executive Committee. He is Chairman and Chief Executive of Willis Re., a position held since 1995. Mr. Pelly has 31 years of experience in the insurance brokerage industry, all 31 years of which have been with us. Mr. Pelly is also a non-executive director of Mitsui Sumitomo Insurance (London Management) Ltd.

  James A. Ratcliffe--James A. Ratcliffe became a member of the Group Executive Committee on December 18, 2001 and is the Chief Executive of Global Specialties. Mr. Ratcliffe joined us in September 1999 as Managing Director of the Aerospace Division. Prior to joining us, Mr. Ratcliffe was part of the Granada Group Plc for five years, encompassing responsibilities as the Managing Director of the Granada UK Rental Group and Managing Director of Granada's Air Travel Group of companies. Prior to joining Granada Group, he was Managing Director of ADT Security Systems, Britain's largest electronic security company. Mr. Ratcliffe has 3 1/2 years of experience in the insurance brokerage industry, all of which have been with us.

  Michael J. Sicard--Michael J. Sicard became a member of the Group Executive Committee on June 19, 2002 and is the Chief Operating Officer, Willis North America. Mr. Sicard joined us in December 1998 as Director of Strategic Planning and Development in Willis North America. Prior to joining the Willis Group, Mr. Sicard was a senior engagement manager with McKinsey & Co., based out of Atlanta, Georgia, serving as a consultant to Willis Group for approximately two years.

  Sarah J. Turvill--Sarah J. Turvill became a member of the Group Executive Committee on July 1, 2001. Miss Turvill joined the Willis Group in May 1978 and for over the last 10 years has had a senior management role in the growth of our international activities, particularly in Europe where she was Managing Director from 1995 to 2001. Since July 1, 2001 Miss Turvill has been the Chief Executive Officer of Willis Group's International operations. She has 25 years of experience in the insurance brokerage industry, all of which have been with us.

  Mario Vitale--Mario Vitale is a member of the Group Executive Committee and Chief Executive Officer of Willis North America. Mr Vitale joined us as a Group Executive Vice President - Group Sales and Marketing on November 13, 2000 and was Chairman of Willis Risk Solutions from September 2002 to January 2003. Prior to joining the Willis Group, Mr. Vitale was President of the Risk Management Division of Kemper Insurance Company for one year and President of the Risk Management Division of Reliance National with full global responsibilities for 13 years. He is also on the Board of Directors of the College of Insurance in New York. Mr. Vitale has 26 years of experience in the insurance industry.

  There are no family relationships among the directors and officers of the Company.

  Brian D. Johnson resigned as a director of the Company on December 31, 2002.

Compensation

  In the year ended December 31, 2002, the aggregate compensation and benefits paid to or accrued to all the directors and members of the Group Executive Committee, except Mr. Lucas, as a group (15 persons) was $15,397,354. The aggregate amount of compensation and benefits of Mr. Plumeri, the highest paid director, in the year was $3,817,990.

  The aggregate amount set aside or accrued to provide pension, retirement and similar benefits for the directors and members of the Group Executive Committee, except Mr. Lucas, during the year ended December 31, 2002 was $726,956.

  The compensation and pension contributions for Mr. Lucas are paid by his employing company, our associate Gras Savoye.

Annual Incentive Plan

  The Annual Incentive Plan provides a cash bonus to middle and senior management as well as the directors and executive officers based on predetermined corporate and individual performance objectives and criteria which support the Group's overall goals.

Amended and Restated 1998 Stock Option Plan

  The Amended and Restated 1998 Share Purchase and Option Plan for Key Employees of Willis Holdings provides for the grant of time-based vesting options, performance-based vesting options and various other share-based grants to our employees to purchase Shares. The 1998 Plan is intended to promote the Group's long-term financial interests and growth by attracting and retaining management personnel with the training, experience and ability to enable them to make a substantial contribution to the success of our business; motivate management personnel by means of growth-related incentives to achieve long range goals; and further the alignment of interests of participants with those of shareholders of Willis Holdings through opportunities for increased share ownership in that company.

  As of March 7, 2003, of the time- and performance-based options granted, 24,946,165 remained unforfeited under the 1998 Plan. Under the 1998 Plan, unless otherwise provided by the Board of Directors of Willis Holdings, time-based options generally become exercisable in five equal annual installments beginning on the second anniversary of the date of grant and performance-based options generally become exercisable to the extent, if any, that performance goals generally based on the Company's cumulative consolidated cash flow and annual EBITDA, as defined, for periods ending 2001 and 2002 are achieved. 30% of the performance-based options are calculated based upon the Company's achievement of the cash flow targets, and the remaining 70% of the performance-based options are calculated based upon the Company's achievement of the EBITDA targets. Effective from January 1, 2003, it was determined that the targets had been achieved and the performance-based options would vest and become exercisable in four equal annual installments, generally beginning on the third anniversary of the date of grant. The exercisability of the options may accelerate or terminate based on the circumstances surrounding an optionee's termination of employment, and both time-based and performance-based options may (in the discretion of Willis Holdings' Board of Directors), fully accelerate upon a change in control of Willis Holdings.

  Unless sooner terminated by Willis Holdings' Board of Directors, the 1998 Plan will expire 10 years after its adoption. That termination will not affect the validity of any grant outstanding on the date of the termination of the 1998 Plan.

  The Board of Willis Holdings and its compensation committee administer the 1998 Plan and may from time to time amend the terms of any grant, but, except for adjustments made upon a change in the Shares by reason of a stock split, spin-off, stock dividend, stock combination or reclassification, recapitalization, reorganization, consolidation, change of control or similar event, that action may not adversely affect the rights of any participant under the 1998 Plan with respect to the options without at least a majority of the participants approving such action. The Willis Holdings' Board of Directors retains the right to amend, suspend or terminate the 1998 Plan at any time. No further grants are to be made under the 1998 Plan.

2001 Share Purchase and Option Plan

  The Willis Group Holdings Limited 2001 Share Purchase and Option Plan (the "2001 Plan") provides for the grant of options, to purchase Shares and restricted Shares and other Share-based grants to any of the Group's employees (including members of Willis Holdings' Board of Directors who are employees). Members of Willis Holdings' Board of Directors who are not employees of the Group may not receive awards under the 2001 Plan. Approximately 4,300 employees currently participate in the 2001 Plan, including Mr. Plumeri and nine executive officers. The 2001 Plan is intended to accomplish the same purposes as the 1998 Plan explained above.

  As of March 7, 2003, options on 3,459,300 Shares and 222,218 restricted Shares remained outstanding (whether vested or unvested). There are currently 10,000,000 shares available to be granted under the 2001 Plan, of which 5,000,000 may be granted to any one employee in any given calendar year. In connection with certain of the option grants, employees have agreed and may in the future agree to restrict the transferability of the Shares that they own, as of the date the option is granted, for a period of six years from the date of the original option grant, which options may be forfeited without payment in the event the employees breach the transfer restrictions imposed on their Shares.

  Stock options generally become exercisable on the sixth or eighth anniversary of grant. Certain option grants may accelerate depending on the achievement of certain performance goals and option grants may terminate based on the circumstances surrounding an optionee's termination of employment. The vesting and exercisability of options and other share-based awards may also be accelerated, at the discretion of Willis Holdings' Board of Directors, upon a change in control of that company.

  Stock options granted under the 2001 Plan may be either incentive stock options or non-qualified stock options. Any incentive stock options shall have an exercise price at least equal to the fair market value of the Shares subject to the option on the date of the grant. No stock option may have a term that is longer than 10 years after the date the option is granted. Stock options granted under the plan may have vesting periods, expiration dates, or other restrictions, as the compensation committee of the Willis Holdings' Board of Directors (the "Compensation Committee") in its sole discretion will determine.

  The Compensation Committee may grant to plan participants Shares subject to certain restrictions. Subject to certain limitations, restricted Shares shall not have a restriction period of less than 6 months.

  The Compensation Committee may grant to plan participants the opportunity to purchase Shares. The Compensation Committee also may grant to plan participants awards that are denominated in units, payable in Shares, including awards valued other than with respect to the fair market value of the Shares.

  Unless sooner terminated by the Board of Directors of Willis Holdings, the 2001 Plan will expire 10 years after its adoption. Any termination or expiration will not affect the validity of any grant outstanding on the date of the plan's termination or expiration.

  Willis Holdings' Board of Directors and the Compensation Committee administer the 2001 Plan, including, without limitation, the determination of the employees to whom grants will be made, the number of Shares subject to each grant and the various terms of those grants (including, without limitation, the acceleration of the vesting of any award). The Compensation Committee may from time to time amend the terms of any grant so long as such amendment is consistent with the terms of the plan, and Willis Holdings' Board of Directors retains the right to amend, suspend or terminate the 2001 Plan at any time.

Bonus and Stock Plan

  The Bonus and Stock Plan is a sub-plan of the 2001 Plan and provides for awards of restricted stock units (the "Award") which is, except for UK employees, simply a promise by Willis Holdings to deliver on the third anniversary of the grant of an Award Shares equal to the Award. For all UK employees, the Award takes the form of a Zero Cost Option. The Award is determined in accordance with a formula based on the eligible bonus and the quoted market price of the Share at the date of the Award. Further, Willis Holdings matches the Award with an additional award of restricted stock units, equal to 25% of the Award. As of March 7, 2003, restricted stock unit awards over 211,915 Shares had been awarded and remain unforfeited, 59,697 of which are in the form of zero cost options.

Sharesave Plans

  Willis Holdings established in 2001 a "save as you earn" plan, which is referred to as the Sharesave Plan, which has been approved by the Inland Revenue of the United Kingdom, under which all executive directors and employees of the Group who have completed a minimum service requirement not exceeding five years and are subject to certain taxes in the United Kingdom are granted options to purchase Shares. The Sharesave Plan is a sub-plan of the 2001 Plan. Options may be granted with a sterling option price that is not less than 80% of the market value of the Shares on the date of grant and, where the Shares are to be subscribed, the nominal value if greater. The options may vest in three, five or seven years' time, with each participant being able to pay for his or her options by entering into a savings contract with a savings provider under which he or she agrees to save a regular monthly amount, not to exceed (L)250 per month. The current maximum monthly saving amount per grant is (L)100. Options have been granted in 2001 and 2002 which vest in August 2004 and July 2005 respectively. At the end of the savings period, the participants receive their savings back plus a tax-free bonus, which may be used, at the participant's discretion, to exercise the option. Options not exercised within six months from the end of the contract will lapse. In addition, in the event of a change of control of Willis Holdings, options may be exercised within six months of the change of control.

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

  In 2002, Willis Holdings established an International Sharesave Plan, known as TWISP, for employees of our subsidiaries who are resident under relevant tax laws in 24 countries and an Irish Sharesave Plan for our employees in the Republic of Ireland. Both plans operate on a similar basis to the Sharesave Plan described above. The first offer under the plans was made in May 2002 with vesting in three years and a maximum monthly saving amount of (L)100 or local currency equivalent.

  As of March 7, 2003, 896,155 Shares remained unforfeited under the Sharesave Plans.

Employee Stock Purchase Plan

  Under the Employee Stock Purchase Plan ("ESPP"), employees of certain of our subsidiaries, currently US and Canadian subsidiaries, have the opportunity to purchase up to a specified amount of Shares through payroll deductions over certain specified periods of time. Participants in the ESPP are offered the opportunity to elect to have up to a certain amount of their salaries deducted from their paychecks over a period of six months, and to use that money to purchase Shares. In no event may a participant purchase more than $25,000 worth of Shares in any given calendar year. The purchase price for the Shares will be the lesser of the closing price of a Share on the first day or the last day of an offering period under the ESPP. The ESPP qualifies as an employee stock purchase plan under section 423 of the Internal Revenue Code, which provides the participants in the ESPP with certain tax benefits upon their subsequent sale or other disposition of the Shares that they will purchase under the terms of the ESPP. As of March 7, 2003 143,878 Shares have been issued under this plan.

Employee Stock Purchase Agreements

  Shares purchased by employees and former employees, the options granted to employees and Shares an employee may receive upon exercise of an option (all as granted under the 1998 Plan), generally are subject to transfer restrictions until the sixth anniversary of the date the employees originally purchased their Shares. One exception to this transfer restriction allows an employee to sell Shares under an effective registration statement at the time Profit Sharing (Overseas), Limited Partnership, the majority shareholder of Willis Holdings and an indirect wholly-owned subsidiary of KKR, sells its Shares pursuant to such registration statement, in the same proportion as Profit Sharing (Overseas) sells its Shares. Shares and options are also subject to certain risks of forfeiture, in whole or in part, prior to the sixth anniversary of the date the employees originally purchased their shares, including, without limitation, Willis Holdings' right to repurchase the Shares and to terminate exercisable options at a stated repurchase or termination price, which price ranges from the fair market value of the Shares to the Market Price per Share (as defined in the 1998 Plan) (for Shares purchased and options granted prior to January 20, 2001), depending upon the circumstances of an employee's termination of employment. In the event Profit Sharing (Overseas) sells all or a portion of its Shares to an unaffiliated third party, the Shares purchased by the employees are also subject to Profit Sharing (Overseas)'s right to cause the employees to sell all or a portion of their Shares, and the employees have a right to cause Profit Sharing (Overseas) to permit employees and former employees to sell a portion of their Shares.

Employee Stock Ownership Plans and Trust

  The Company maintains Employee Share Ownership Plans, which as of March 7, 2003, held 779,003 Shares on behalf of the Company's directors, officers and other Group employees. These Shares were acquired by the Plans at the time of the 1998 acquisition of the Company by Trinity, in return for the employees forfeiting cash awards held by the Plans for their benefit. As part of the forfeiture arrangements, certain employees were granted, under our Zero Cost Share Option Scheme, options over shares (now Shares), the value of which equaled on grant the cash amount of forfeited cash awards. The Plans are obliged to deliver the Shares held when the zero cost option is exercised upon payment of (L)1 and relevant taxes. No option may be exercised more than 10 years from the date of grant and no further options will be granted under the Zero Cost Share Option Scheme.

  Those employees who forfeited cash awards but did not receive a zero cost option grant have their Shares vested under the Plans at the same time they would have received the cash awards.

  The options and Shares subject to the options, as well as the other Shares held in those Plans, will be subject, among other things, to our right to repurchase them at varying purchase prices upon certain terminations of employment, pursuant to the employee stock purchase agreements above. However, in the event that the Shares subject to the options are, as also described above, required by Profit Sharing (Overseas) to be sold to a third party, the participants will be entitled to receive a cash payment in respect of his or her Shares if the participant would have received cash under his or her forfeited award in that circumstance.

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

  In connection with the employee stock purchase agreements described above, a trust was established at the time of the 1998 acquisition of the Company by Trinity, which through its trustees, is a party to the Management and Employee Shareholders' and Subscription Agreement, which governs the Shares purchased by our employees. Under this agreement, the trust can be required to purchase Shares and options owned by these employees whose employment with us is terminated. Also, the trust has the power to repurchase the Shares and options owned by such former employees and the power to sell Shares at fair market value to current employees which is undertaken in connection with certain option grants under the 2001 Plan. As of March 7, 2003, the trust had an interest in 903,635 Shares which can be purchased by employees or used to satisfy options grants made by us. As of March 7, 2003, 331,250 of the Shares held by the trust were reserved to satisfy option grants when exercised.

Others

  We also maintain a deferred compensation plan for certain employees that allows employees to defer a portion of their annual compensation and Willis North America Inc. has a 401(k) plan covering all eligible employees of Willis North America and its subsidiaries. Shares are available as an investment option to participants in Willis North America's 401(k) plan.

Board Practices

  The employment contracts of the directors and executive officers generally provide for between six and twelve months' notice.

  On October 15, 2000, Willis North America Inc. entered into a five-year employment agreement with Joseph J. Plumeri, pursuant to which Mr. Plumeri receives an annual $1,000,000 base salary, plus a guaranteed $1,000,000 annual bonus (subsequently waived for 2002 and 2003) and an additional annual discretionary bonus provided for therein. The agreement also contains certain non-compete covenants.

  In respect of 2001, Mr. Plumeri received a base salary of $1,000,000, plus his contractually guaranteed $1,000,000 bonus. Mr. Plumeri was awarded an additional $756,000 discretionary bonus determined by the Board of Directors of Willis Holdings for extraordinary performance, after taking into account $244,000 of corporate costs relating to Willis Holdings' private airplane and other travel, lodging and business entertainment expenses for which Mr. Plumeri wanted to be accountable as an example of corporate cost consciousness to other officers and employees of the Group. Out of the $756,000 discretionary bonus payable, Mr. Plumeri deferred $166,250 into the purchase of 6,194 restricted stock units which the Company matched with an additional 1,548 units in accordance with the terms of the Willis Holdings Bonus and Stock Plan applicable to other officers and employees of the Group.

  In respect of 2002, Mr. Plumeri received a base salary of $1,000,000, but waived his contractually guaranteed $1,000,000 bonus to better align his compensation with Willis Holdings' corporate culture of performance-based remuneration. Mr. Plumeri was awarded a $2,800,000 discretionary bonus determined by the Board of Directors of Willis Holdings for extraordinary 2002 performance after taking into account the waiver of Mr. Plumeri's contractually guaranteed bonus and $700,000 of corporate costs relating to the Group's private airplane and other business expenses for which Mr. Plumeri again wished to be accountable as an example to his Willis colleagues.

  The term of the agreement ends upon the earlier of October 15, 2005 or the giving by either party of 90 days' prior written notice. In general, upon Mr. Plumeri's termination of employment without cause or by Mr. Plumeri's resignation with good reason (which terms are defined in the agreement), including a resignation by Mr. Plumeri following a change of control (as defined in the agreement), he will receive payments and benefits based on certain formulae, which in no case exceeds an amount equal to the sum of three times annual base salary, bonus and benefits due to him.

  Further, if any payment or benefit payable to Mr. Plumeri after a change in ownership or control would be considered to be an excess parachute payment subject to a federal excise tax, then Mr. Plumeri will be paid an additional payment or benefit to gross up the amount of the excise tax.

  Following Mr. Plumeri's retirement at normal retirement age 65, he will be eligible to receive a retirement benefit for the rest of his life equal to $54,142 per year, pursuant to the Group's United States Willis Pension Plan.

  The Company has neither an audit nor a remuneration committee. These committees are established within Willis Holdings.

Employees

  At December 31, 2002, 2001 and 2000 we had approximately 10,450, 11,300 and 10,470 employees, broken down by geographic location as follows:

Year                                                                    United Kingdom          United States     Rest of the World
 ---------------------------------------------------------------    ------------------     ------------------    ------------------
2002                                                                             3,310                  3,350                 3,790
2001                                                                             3,485                  3,885                 3,930
2000                                                                             3,890                  3,870                 2,710


  We are not involved in any material dispute with employees and management believes that relations with employees are good.

Share Ownership

  The interests of the directors and members of the Group Executive Committee in Shares at March 7, 2003 were as follows:

                                                               Percent Ownership
                                        No. of Shares(1)               of Shares
 -------------------------------    --------------------    --------------------
Joseph J. Plumeri                              3,887,095                    2.6%
Frederick Arnold                                 175,176                       *
William P. Bowden Jr.                             20,090                       *
Richard J. S. Bucknall                           487,500                       *
Thomas Colraine                                  329,100                       *
Janet Coolick                                     20,853                       *
Patrick Lucas                                     50,000                       *
Stephen G. Maycock                               148,874                       *
Joseph M. McSweeny                               332,944                       *
Grahame J. Millwater                             155,040                       *
John M. Pelly                                    470,000                       *
James A. Ratcliffe                                93,360                       *
Michael J. Sicard                                 98,601                       *
Sarah J. Turvill                                 119,000                       *
Mario Vitale                                     195,000                       *


* less than 1%

(1) The figures disclosed include options exercisable within 60 days from March 7, 2003.

  The following table provides information for each of our directors and members of the Group Executive Committee who held options to purchase Shares at March 7, 2003.

                                                                          No. of Shares
                                                                             Underlying    Exercise
                                                     Date of Grant      Options Granted    Price(1)        Option Expiration Period
                                      ----------------------------    -----------------    --------    ----------------------------
Joseph J. Plumeri                                 October 15, 2000            5,164,222        (L)2                October 15, 2010
Frederick Arnold                                      July 6, 2000              200,000        (L)2               December 18, 2010
William P. Bowden, Jr.                          September 10, 2001               11,362      $17.60              September 10, 2011
                                                 February 11, 2003                  500      $27.60               February 11, 2013
Richard J. S. Bucknall                           December 18, 1998              400,000        (L)2               December 18, 2008
                                                 December 29, 2000              187,500        (L)2               December 29, 2010
                                                     June 11, 2001                  393     (L)9.85                January 31, 2005
                                                      May 30, 2002                  157    (L)19.26               December 31, 2005
Thomas Colraine                                  December 18, 1998              400,000        (L)2               December 18, 2008
                                                     June 11, 2001                  393     (L)9.85                January 31, 2005
                                                 February 27, 2002                5,547      $26.84                 August 27, 2005
                                                      May 30, 2002                  197    (L)19.26               December 31, 2005
Janet Coolick                                        June 11, 2001                5,554      $13.50                   June 11, 2011
                                                 February 11, 2003                  500      $27.60               February 11, 2013
Stephen G. Maycock                               December 18, 1998              200,000        (L)2               December 18, 2008
                                                     June 11, 2001                  393     (L)9.85                January 31, 2005
                                                      May 30, 2002                  197    (L)19.26               December 31, 2005
Joseph M. McSweeny                               December 18, 1998              209,411        (L)2               December 18, 2008
                                                      July 6, 2000              218,644        (L)2                    July 6, 2010
Grahame J. Millwater                             December 18, 1998              213,902        (L)2               December 18, 2008
                                                     June 11, 2001                  393     (L)9.85                January 31, 2005
                                                      May 30, 2002                  197    (L)19.26               December 31, 2005
John M. Pelly                                    December 18, 1998              360,000        (L)2               December 18, 2008
                                                 December 29, 2000              125,000        (L)2               December 29, 2010
                                                     June 11, 2001                  393     (L)9.85                January 31, 2005
                                                      May 30, 2002                  197    (L)19.26               December 31, 2005
James A. Ratcliffe                                    July 6, 2000              120,000        (L)2                    July 6, 2010
                                                     June 11, 2001                  393     (L)9.85                January 31, 2005
                                                      May 30, 2002                  197    (L)19.26               December 31, 2005
Michael J. Sicard                                December 18, 1998              120,000        (L)2               December 18, 2008
Sarah J. Turvill                                 December 18, 1998              108,000        (L)2               December 18, 2008
                                                     June 11, 2001                  393     (L)9.85                January 31, 2005
                                                      May 30, 2002                  197    (L)19.26               December 31, 2005
                                                 February 11, 2003                3,050      $26.74                 August 11, 2006
Mario Vitale                                     December 29, 2000              250,000        (L)2               December 29, 2010

---------------

(1) (L)2 equals $3.22, based on the exchange rate as of December 31, 2002 of $1.61 = (L)1.00. (L)9.85 and (L)19.26 equals $15.86 and $31.00 respectively based on the same exchange rate. (L)9.85 was the pound sterling equivalent of $13.50, the initial public offering price of the Shares, at the time of the offering and (L)19.26 was the sterling equivalent of the closing price of the Shares on the date prior to the grant.

Item 7 - Major Shareholders and Related Party Transactions

Major Shareholders

  The Company is a wholly-owned subsidiary of TA IV Limited, following the transfer of equity by Trinity effective from January 1, 2001. The Company's ultimate parent company is Willis Holdings.

  The Company's ultimate controlling party is KKR 1996 Overseas Limited, which is the general partner of KKR Associates II (1996), Limited Partnership, which is the general partner of KKR 1996 Fund (Overseas), Limited Partnership, which is the general partner of Profit Sharing (Overseas), Limited Partnership which beneficially owns 39.1% or 59,069,037 Shares. During 2002, as a consequence of a public offering, the percentage owned decreased from 52.6% or 77,750,683 Shares.

Related Party Transactions

  In 2002, the Company paid annual fees, quarterly in arrears, of $1.0 million to KKR and $350,000 to Fisher Capital Corp. L.L.C. (a company for which Mr J.
R. Fisher, a director of Willis Holdings, is the managing member and majority owner) for management, consulting, and certain other services provided to the Company and its subsidiaries. We also reimburse their incidental expenses in connection with those services.

  Our US subsidiary, Willis North America Inc., has an interest of approximately 7.5% in OneShield Inc., a company it is partnering with to bring major segments of its workflow process on United States business to the Internet. Our subsidiary also has warrants in OneShield Inc., which on exercise could increase its interest to approximately 13.0% on a fully diluted basis. The partners and employees of KKR and Fisher Capital Corp. L.L.C., some of whom serve as our directors, have current interests of 16.6% in the aggregate in OneShield Inc. Fisher Capital Corp. L.L.C. also has an interest of 0.2% in OneShield Inc.

  From time to time, in the ordinary course of business and on commercial terms the Company's insurance brokerage subsidiaries may provide services to directors or executive officers and their families in connection with their personal insurance requirements.

  Richard J.S. Bucknall continued as an Underwriting Member of Lloyd's during 2002 in respect of the run-off of liabilities of business not settled at the time of his resignation in 1997 as an Underwriting Member of Lloyd's. Some of our insurance brokerage subsidiaries placed risks with the syndicates in which Richard J.S. Bucknall participated in the normal course of their brokerage activities on the same basis as those subsidiaries did with other Lloyd's syndicates. The Company has guaranteed the performance obligations of Willis North America Inc. in respect of the pension benefits for Brian D. Johnson under the Willis North America Inc. Executive Supplemental Retirement Plan, an unfunded pension plan. Willis Holdings has also given Joseph J. Plumeri a guarantee in respect of Willis North America Inc.'s performance obligations under its employment agreement with Mr. Plumeri.

Item 8 - Financial Information

Consolidated Statements and Other Financial Information

Financial Statements

  See "Item 18 - Financial Statements".

Legal Proceedings

  General. We are subject to various actual and potential claims, lawsuits and proceedings relating principally to alleged errors and omissions in connection with the placement of insurance and reinsurance in the ordinary course of business. Similar to other corporations we are also subject to a variety of other claims, including those relating to our employment practices. Some of those claims, lawsuits and proceedings seek damages in amounts which could, if assessed, be significant. Most of the claims, lawsuits and proceedings arising in the ordinary course of business are covered by professional indemnity or other appropriate insurance. In respect of self-insured deductibles, we have established provisions against these items which are believed to be adequate in the light of current information and legal advice, and we adjust such provisions from time to time according to developments. On the basis of current information, we do not expect that the outcome of the actual claims, lawsuits and proceedings to which we are subject or potential claims, lawsuits and proceedings relating to matters discussed below, either individually or in the aggregate, will have a material adverse effect on our financial condition, results of operations or liquidity.

  The most significant actual or potential claims, lawsuits and proceedings, of which we are currently aware are:

  Sovereign/WFUM. Sovereign, a wholly owned subsidiary of ours, operated as an insurance company in the United Kingdom and from 1972 Sovereign's underwriting activities were managed by another wholly owned subsidiary of ours, Willis Faber (Underwriting Management) Limited, or WFUM. WFUM also provided underwriting agency and other services to third-party insurance companies, which we refer to as the stamp companies, some of which are long-standing clients of ours. As an underwriting agent, WFUM did not issue any contracts of insurance or reinsurance in its own name or retain any underwriting risks for its own account. As part of its services as agent, WFUM arranged insurance and reinsurance business on behalf of Sovereign and the stamp companies in the following main classes of insurance: marine, non-marine, casualty and aviation. WFUM also arranged reinsurance on behalf of Sovereign and the stamp companies through third-party brokers, as well as through brokers within our group of companies.

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

  In July 1997, Sovereign received an adverse arbitration decision in respect of a dispute between Sovereign and one of its reinsurers regarding the enforceability of certain reinsurance which WFUM had arranged. The award is confidential and non-binding as to third parties. As a result of the decision, the directors of Sovereign determined that Sovereign could not continue to trade unless the Company provided unlimited financial support. The Company's directors decided that, in the interests of our shareholders, this support for Sovereign could not be justified. Accordingly, Sovereign's directors placed Sovereign into provisional liquidation on July 11, 1997. On January 5, 2000, a scheme of arrangement proposed by Sovereign to its creditors became effective. The stated purpose of the scheme of arrangement is to resolve Sovereign's liabilities and provide that Sovereign's business is run off in as orderly a manner as possible. Sovereign's provisional liquidators have been discharged from office and have been appointed as scheme administrators. On January 16, 2001, the scheme administrators announced an initial payment percentage of 30% payable out of Sovereign's assets. Those creditors with established scheme liabilities received payment by May 2001. Sovereign's assets are separate and distinct from ours, and any payment from Sovereign will have no effect on our results of operations, financial condition or liquidity.

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

  Pension Review. As is the case for many companies involved in selling personal pension plans to individuals in the United Kingdom from 1988 to 1994, we face liabilities as a result of the pension transfers and opt-outs review initiated by the UK government. Sellers of personal pension plans have been subject to liabilities based on claims that they allegedly mis-sold pension products or gave improper advice. In particular, the regulators of the companies that engaged in this business, such as our independent financial advisory business, Willis Corroon Financial Planning Limited, required these companies to compensate individuals who withdrew from their previous or existing company pension plans or who were otherwise advised to set up personal plans, to the extent that following withdrawal, and the consequent loss of the employer contribution, that individual's personal pension plan did not produce returns equal to those that would have been achievable with an employer's company-sponsored plan. Whether compensation is due to a particular individual, and the amount of any compensation, is dependent on the subsequent performance of the pension plan sold and the relative cost to reinstate that individual into his or her prior company pension plan. The pension review, as required by Willis Corroon Financial Planning Limited's regulator, is in its final stages and we expect to have paid all identified claims by December 31, 2003. The cost of the review has been met from provisions established in prior years. We expect the remaining provision of $23 million at December 31, 2002 will be sufficient to meet claims during 2003 and thereafter, although we cannot assure you that further claims will nto arise and that the balance of the provision will be adequate to deal with future claims over time.

  World Trade Center. We acted as the insurance broker, but not as an underwriter, for the placement of both property and casualty insurance for a number of entities which were directly impacted by the September 11, 2001 destruction of the World Trade Center complex, including Silverstein Properties LLC, which acquired a 99-year leasehold interest in the twin towers and related facilities from the Port Authority of New York and New Jersey in July 2001. Although the World Trade Center complex insurance was bound at or before the July 2001 closing of the leasehold acquisition, consistent with standard industry practice, the final policy wording for the placements was still in the process of being finalized when the twin towers and other buildings in the complex were destroyed on September 11, 2001. There are a number of lawsuits pending in the United States between the insured parties and the insurers for several placements, including the Silverstein property placement, but we are not a party to any of these lawsuits. The principal issue in dispute in the Silverstein property litigation is whether the September 11 events constituted one or more occurrences for the purposes of the relevant insurance policies, and the outcome of this issue will significantly impact the amount that the insurers ultimately pay on the property policies. Other disputes may also arise in respect of the World Trade Center insurance placed by us which could affect the Group, including claims by one or more of the insureds that we made culpable errors or omissions in connection with our brokerage activities. However, we do not believe that our role as broker will lead to liabilities which in the aggregate would have a material adverse effect on our results of operations, financial condition or liquidity.

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

  The reinsurers concerned are taking the position that, despite their decisions to underwrite risks or a group of risks, they are no longer bound by their reinsurance contracts. As a result, they have stopped settling claims and are seeking to recover claims already paid. We also understand that there have been two arbitration awards in relation to a spiral, among other things, in which the reinsurer successfully argued that it was no longer bound by parts of its reinsurance program. Willis Limited, our principal insurance brokerage subsidiary in the United Kingdom, acted as the reinsurance broker or otherwise as intermediary, but not as an underwriter, for numerous personal accident reinsurance contracts, including for two contracts that were involved in one of the arbitrations. Due to the small number of reinsurance brokers generally, Willis Limited was one of a small number of brokers active in the market for this reinsurance during the relevant period. We also utilized other brokers active in this market as sub-agents, including brokers who are parties to the legal proceedings described above, for certain contracts and may be responsible for any errors and omissions they may have made. One proceeding brought by one of the reinsurers concerned commenced on January 21, 2002 (concluding in

January 2003) in the English High Court against certain parties, including a sub-broker that Willis Limited used to place two of the contracts involved in this trial. This trial is the first major public proceeding relating to the alleged spiral and the judgment is not expected until the end of the first quarter. Although neither we nor any of our subsidiaries are a party to this or any other proceeding or arbitration, Willis Limited has entered into standstill agreements with certain of the principals to the reinsurance contracts placed at Willis Limited tolling the statute of limitations pending the outcome of proceedings between the reinsureds and reinsurers so that those reinsureds would not feel compelled to commence proceedings against Willis Limited in order to avoid the lapse of any claims they may have.

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

  Baccala and Shoop. Prior to 1984, Baccala and Shoop Insurance Services, a US subsidiary, acted as managing general agent for certain insurance issuing companies, including three subsidiaries of The Hartford Financial Services Group, Inc. Since Baccala and Shoop ceased active operations in 1983, issuing companies (including Hartford) have notified Baccala and Shoop of potential errors and omissions claims against Baccala and Shoop. In August 1987, Baccala and Shoop, Hartford and Willis North America entered into a Standstill Agreement, amended in 1994, pursuant to which the statutes of limitations on Hartford's claims against Baccala and Shoop were tolled indefinitely in exchange for Hartford's agreement to forbear filing complaints against Baccala and Shoop based on these potential claims. Since 1983, the Group has paid approximately $7.9 million in settlement of errors and omissions claims brought by certain other issuing companies, including issuing companies that went into liquidation. Hartford has not stated what it believes to be its total aggregate losses potentially attributable to Baccala and Shoop. Willis Group has established provisions in connection with Baccala and Shoop-related claims, and believes such provisions to be adequate. However, we cannot assure you that the provisions will be adequate to cover claims over time.

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

Item 10 - Additional Information

Memorandum and Articles of Association

  The following is only a summary of certain material rights of the Company's shareholders under the provisions of the Company's Memorandum and Articles of Association and is qualified in its entirety by reference to the Companies Act 1985, as amended of Great Britain ("Companies Act") and the Memorandum and Articles of Association. Copies of the Company's Memorandum and Articles of Association have been filed as exhibits to this Annual Report on Form 20-F.

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

  Under current law if the Company, as guarantor, makes any payments in respect of interest on the Notes (or other amounts due under the Notes other than repayment of principal) such payments may be subject to UK withholding tax at the basic rate. Relief from such withholding may be available pursuant to the provisions of any applicable double taxation treaty. In particular, under the terms of the US/UK double taxation treaty, holders of the Notes entitled to the benefit of that treaty would be able to recover in full any UK tax withheld by making a claim on the appropriate form. Alternatively, a claim may be made by a holder of the Notes in advance of a payment in respect of interest. If the claim is accepted by the UK Inland Revenue, it will authorize subsequent payments to be made without deduction of UK withholding tax. Claims for repayment must be made within six years of the end of the UK year of assessment (generally April 5 in each year) to which the interest relates and must be accompanied by the original statement provided by the Company when the interest payment was made showing the amount of UK income tax deducted. Because a claim is not considered until the UK Inland Revenue receives the appropriate form from the Internal Revenue Service, forms should be sent to the Internal Revenue Service, in the case of an advance claim well before the relevant interest payment date or, in the case of a claim for repayment of the tax, well before the end of the appropriate limitation period.

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

  A discussion of our accounting policies for financial and derivative instruments is included in Note 1 of the consolidated financial statements and further disclosure is provided in Note 24 to the consolidated financial statements, included elsewhere in this annual report.

Foreign exchange risk management

  We report our operating results and financial condition in US dollars. Our US operations earn revenue and incur expenses primarily in US dollars. In the United Kingdom, however, we earn revenue in a number of different currencies, but expenses are almost entirely incurred in pounds sterling. Outside the United States and the United Kingdom, we predominantly generate revenue and expenses in the local currency. The table below details the breakdown of revenues and expenses by currency in 2002.

                                                    Pounds             US          Other
                                                  Sterling        Dollars     currencies
                                               -----------    -----------    -----------
        Revenues                                       14%            57%            29%
        Expenses                                       36%            43%            21%


  Our operations are exposed to foreign exchange risk arising from cash flows and financial instruments that are denominated in currencies other than the US dollar. Our primary foreign exchange risk arises from changes in the exchange rates between US dollars and pounds sterling. Our objective is to maximize our cash flow in US dollars. Our policy is to convert into pounds sterling all revenue arising in currencies other than US dollars together with sufficient US dollar revenues to fund the remaining pound sterling expenses. Outside the United Kingdom only those cash flows necessary to fund mismatches between revenues and expenses are converted into local currency; amounts remitted to the United Kingdom are generally converted into pounds sterling. These transactional currency exposures are generally managed by entering into forward exchange contracts. It is our policy to hedge at least 25% of the next 12 months' exposure in significant currencies. We do not generally hedge exposures beyond three years.

  The table below provides information about our foreign currency forward exchange contracts, which are sensitive to exchange rate risk. The table summarizes the US dollar equivalent amounts of each currency bought and sold forward and the weighted average contractual exchange rates. All forward exchange contracts mature within three years.

                                                                    Settlement date before December 31,
                                        -------------------------------------------------------------------------------------------
                                                    2003                           2004                            2005
                                        ----------------------------   ----------------------------    ----------------------------
                                                             Average                        Average                         Average
                                         Contract        contractual    Contract        contractual     Contract        contractual
December 31, 2002                          amount      exchange rate      amount      exchange rate       amount      exchange rate
------------------------------------     --------    ---------------    --------    ---------------     --------    ---------------
                                      ($ million)                    ($ million)                     ($ million)
Foreign currency sold
US dollars sold for sterling                   70       $1.45 = (L)1          37       $1.42 = (L)1           17       $1.44 = (L)1
                                                        Yen 164.33 =                   Yen 165.48 =                    Yen 162.61 =
Japanese Yen sold for sterling                 13               (L)1          11               (L)1            6               (L)1
                                                         Euro 1.56 =                    Euro 1.54 =                     Euro 1.53 =
Euro sold for sterling                         41               (L)1          27               (L)1           14               (L)1
                                         --------                       --------                        --------
Total                                         124                             75                              37
                                         ========                       ========                        ========
Fair Value(1)                                   8                              4                               2
                                         ========                       ========                        ========


                                                                    Settlement date before December 31,
                                        -------------------------------------------------------------------------------------------
                                                    2002                           2003                            2004
                                        ----------------------------   ----------------------------    ----------------------------
                                                             Average                        Average                         Average
                                         Contract        contractual    Contract        contractual     Contract        contractual
December 31, 2001                          amount      exchange rate      amount      exchange rate       amount      exchange rate
------------------------------------     --------    ---------------    --------    ---------------     --------    ---------------
                                      ($ million)                    ($ million)                     ($ million)
Foreign currency sold
US dollars sold for sterling                   63       $1.49 = (L)1          45       $1.44 = (L)1           20       $1.41 = (L)1
                                                        Yen 156.02 =                    Yen 157.79=                    Yen 156.06 =
Japanese Yen sold for sterling                 10               (L)1           7               (L)1            3               (L)1
                                                         Euro 1.59 =
Euro sold for sterling                         20               (L)1           5    Euro 1.57= (L)1            -                  -
                                         --------                       --------                        --------
Total                                          93                             57                              23
                                         ========                       ========                        ========
Fair Value(1)                                   1                              1                               -
                                         ========                       ========                        ========


(1) Represents the difference between the contract amount and the cash flow in US dollars which would have been receivable had the foreign currency forward exchange contracts been entered into on December 31, 2002 or 2001 at the forward exchange rates prevailing at that date.

Interest rate risk management

We are subject to market risk from exposure to changes in interest rates based on our financing and investing activities. Our primary interest rate risk arises from changes in short-term interest rates in both US dollars and pounds sterling.

Our operations are financed principally by variable rate bank borrowings and the 9% senior subordinated notes due 2009 issued by a subsidiary. Interest rate swaps are used to generate the desired interest rate profile and to manage our exposure to interest rate fluctuations. Our policy is to minimise our exposure to increases in the interest rates on our borrowings. Accordingly, the majority of our variable rate borrowings is currently hedged through the use of interest rate swaps to convert the borrowings to reflect a fixed rate of interest.

As a consequence of our insurance and reinsurance broking activities, there is a delay between the time we receive cash for premiums and claims and the time the cash needs to be paid. We earn interest on this float, which is included in our consolidated financial statements as interest income. This float is regulated in terms of access and the instruments in which it may be invested, most of which are short-term in maturity. We manage the interest rate risk arising from this exposure primarily through the use of interest rate swaps. It is our policy that, for currencies with significant balances, a minimum of 25% of forecast income arising is hedged for each of the next three years.

The table below provides information about our derivative instruments and other financial instruments that are sensitive to changes in interest. For interest rate swaps, the table presents notional principal amounts and average interest rates analyzed by expected maturity dates. Notional principal amounts are used to calculate the contractual payments to be exchanged under the contracts. The duration of interest rate swaps varies between one and five years, with an average re-fixing period of three months. Average variable rates are based on interest rates set at December 31, 2002 or 2001, as appropriate, or, in the case of interest rate swaps not yet started, at the rates prevailing at December 31, 2002 or 2001, as appropriate.

                                                  Expected to mature before December 31,
                                          ------------------------------------------------------                               Fair
December 31, 2002                            2003        2004        2005       2006        2007  Thereafter      Total    value(1)
 -------------------------------------   --------    --------    --------   --------    --------    --------   --------    --------
                                                                       ($ million, except percentages)
Short-term investments
Principal ($)                                                           7         17           7                     31          31
 Fixed rate receivable                                              6.42%      5.83%       5.82%                  5.92%
Principal ((L))                                                         7          7           6           3         23          23
 Fixed rate receivable                                              7.44%      7.67%       7.76%       6.25%      7.42%
Fiduciary investments
Principal ($)                                 118                                                                   118         118
 Fixed rate receivable                      1.30%                                                                 1.30%
Principal (Euro)                                6                       1          3                       1         11          11
 Fixed rate receivable                      2.92%                   2.90%      3.30%                   4.40%      3.20%
Long-term debt
Principal ($)                                                                                            410        410         439
 Fixed rate payable                                                                                    9.00%      9.00%
Principal ($)                                                          83         74                                157         157
 Variable rate payable                                              3.24%      4.53%                              3.94%
Interest rate swaps
Principal ($)                                 248         292         233        105                                878          42
 Fixed rate receivable                      7.03%       4.97%       5.47%      5.92%                              5.57%
 Variable rate payable                      1.39%       1.62%       1.95%      2.45%                              1.66%
Principal ($)                                             157                                                       157          (6)
 Fixed rate payable                                     5.10%                                                     5.10%
 Variable rate receivable                               1.72%                                                     1.72%
Principal ((L))                                80          72         106         58                                316           6
 Fixed rate receivable                      6.66%       5.66%       5.64%      5.51%                              5.68%
 Variable rate payable                      3.98%       3.97%       4.20%      4.63%                              4.04%
Principal (Euro)                               16          29          32         32                                109           3
 Fixed rate receivable                      4.70%       4.68%       4.56%      4.86%                              4.70%
 Variable rate payable                      2.79%       2.79%       2.94%      3.21%                              2.85%
Forward rate agreements
Principal ($)                                 140          70                                                       210           1
 Fixed rate receivable                      3.69%       4.49%                                                     3.96%
 Variable rate payable                      1.38%       1.48%                                                     1.40%
Principal ((L))                                45                                                                    45           -
 Fixed rate receivable                      7.21%                                                                 7.21%
 Variable rate payable                      3.99%                                                                 3.99%

---------------

(1) Represents the net present value of the expected cash flows discounted at current market rates of interest.

                                                  Expected to mature before December 31,
                                          ------------------------------------------------------                               Fair
December 31, 2001                            2002        2003        2004       2005        2006  Thereafter      Total    value(1)
 -------------------------------------   --------    --------    --------   --------    --------    --------   --------    --------
                                                                       ($ million, except percentages)
Short-term investments
Principal ($)                                                           5          7          12                     24          24
 Fixed rate receivable                                              5.49%      6.42%       5.53%                  5.75%
Principal ((L))                                                         5          9           4                     18          18
 Fixed rate receivable                                              6.60%      7.17%       7.63%                  7.20%
Fiduciary investments
Principal ($)                                 296                                                                   296         296
 Fixed rate receivable                      2.23%                                                                 2.23%
Principal ((L))                                83                                                                    83          83
 Fixed rate receivable                      4.91%                                                                 4.91%
Principal (Euro)                               48                                                                    48          48
 Fixed rate receivable                      4.12%                                                                 4.12%
Long-term debt
Principal ($)                                                                                            439        439         457
 Fixed rate payable                                                                                    9.00%      9.00%
Principal ($)                                                                     83         118         147        348         348
 Variable rate payable                                                         5.75%       6.95%       7.64%      7.02%
Interest rate swaps
Principal ($)                                 336         248         192        233          35                  1,044          22
 Fixed rate receivable                      6.40%       6.50%       5.82%      5.39%       6.29%                  5.91%
 Variable rate payable                      1.90%       3.21%       3.92%      4.51%       4.96%                  4.15%
Principal ($)                                                                                328                    328          (8)
 Fixed rate payable                                                                        5.10%                  5.10%
 Variable rate receivable                                                                  4.10%                  4.10%
Principal ((L))                                91          72          41         95                                299           3
 Fixed rate receivable                      6.72%       6.64%       6.63%      5.64%                              6.19%
 Variable rate payable                      4.01%       4.56%       5.16%      5.51%                              5.20%
Principal (Euro)                               22           6          25         27           9                     89           1
 Fixed rate receivable                      4.49%       5.24%       4.68%      4.58%       4.55%                  4.71%
 Variable rate payable                      3.26%       3.80%       3.93%      4.28%       4.49%                  4.27%
Forward rate agreements
Principal ($)                                 210         280          70                                           560           -
 Fixed rate receivable                      2.53%       3.29%       4.49%                                         3.16%
 Variable rate payable                      2.18%       2.62%       3.64%                                         3.50%
Principal ((L))                                            41                                                        41           -
 Fixed rate receivable                                  7.21%                                                     7.21%
 Variable rate payable                                  4.69%                                                      4.69

---------------

(1) Represents the net present value of the expected cash flows discounted at current market rates of interest.

Item 12 - Description of Securities Other Than Equity Securities

  Not applicable.

Item 13 - Defaults, Dividend ArrearagesTand Delinquencies


  None.

Item 14 - Material Modification to the Rights of Security Holders and Use of Proceeds

  None.

Item 15 - Controls and Procedures

  Within the 90 days prior to the date of filing this Annual Report on Form 20-F, the Group carried out an evaluation, under the supervision and with the participation of the Group's management, including the Chairman and Chief Executive Officer and the Group Chief Financial Officer, of the effectiveness of the design and operation of the Group's disclosure controls and procedures pursuant to Exchange Act Rule 13a-14. Based upon that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the Group's disclosure controls and procedures are effective in timely alerting them to material information relating to the Group (including its consolidated subsidiaries) required to be included in the Group's periodic SEC filings. Subsequent to the date of that evaluation, there have been no significant changes in the Group's internal controls or in other factors that could significantly affect internal controls, nor were any corrective actions required with regard to significant deficiencies and material weaknesses.



                                    PART III

Item 17 - Financial Statements

  Not applicable.

Item 18 - Financial Statements

  The following financial statements and schedule, together with the report of Deloitte & Touche thereon, are filed as part of this annual report:
  Report of Independent Auditors                                            F-1
  Consolidated Statements of Operations                                     F-2
  Consolidated Balance Sheets                                               F-3
  Consolidated Statements of Stockholders' Equity                           F-4
  Consolidated Statements of Cash Flows                                     F-5
  Notes to Consolidated Financial Statements                                F-7

Schedule

  Schedule II - Valuation and Qualifying Accounts                           S-1

Item 19 - Exhibits

    2.1 Indenture, dated February 2, 1999, among Willis Corroon Corporation, as issuer, Willis Corroon Partners and Willis Corroon Group Limited, as guarantors, and The Bank of New York, as trustee (incorporated by reference to Exhibit No. 4.1 to Registration
           No. 333-77483)

    2.2 Credit Agreement, dated as of July 22, 1998, and amended and restated as of February 19, 1999 and amended as of January 1, 2001, among Willis Corroon Corporation, as borrower, Willis Corroon Group Limited and Trinity Acquisition plc, as guarantors, the lenders thereunder and JPMorgan Chase Bank, as administrative agent and collateral agent (incorporated by reference to Exhibit No. 10.2 to Registration Statement No. 333-74483)

    4.1 Management and Employee Shareholders' and Subscription Agreement, dated as of December 20, 1999, among TA I Limited, Mourant & Co. Trustees Limited, and certain management members of TA I Limited and its subsidiaries (the "Management Registration Rights Agreement") (incorporated by reference to Exhibit No. 4.7 to Registration Statement No. 333-60982)

    4.2 Global Amendment to the Equity Participation Plan Agreements of TA I Limited (incorporated by reference to Exhibit No. 4.8 to Registration Statement No. 333-60982)

    4.3 Amended and Restated 1998 Share Purchase and Option Plan for Key Employees of Willis Group Holdings Limited (incorporated by reference to Exhibit No. 4.5 to Registration Statement No. 333-63186)

    4.4 Willis Group Holdings Limited 2001 Share Purchase and Option Plan (incorporated by reference to Exhibit No. 10.8 to Registration Statement No. 333-60982)

    4.5 Willis Group Holdings Limited North America 2001 Employee Stock Purchase Plan (incorporated by reference to Exhibit No. 4.3 to Registration Statement No. 333-62780)

    4.6 Willis North America Inc. Financial Security Partnership Plan (incorporated by reference to Exhibit No. 4.3 to Registration Statement No. 333-67466)

    4.7 Form of Willis Group Holdings Limited Zero Cost Share Option Scheme (incorporated by reference to Exhibit 10.12 to Registration Statement No.333-74483)

    4.8 The Willis Group Holdings Limited 2001 Bonus and Stock Plan (incorporated by reference to Exhibit 4.8 to Registration Statement No.333-63186)

    4.9 Form of Amended and Restated Employment Agreement, dated as of March 26, 2001, between Willis Group Holdings Limited and Joseph J. Plumeri (incorporated by reference to Exhibit No. 10.9 to Registration Statement No. 333-60982)

    4.10 Second Amendment to the Amended and Restated Employment Agreement between Willis Group Holdings Limited and Joseph J. Plumeri

    4.11 Guarantee by Willis Corroon Group Limited of pension plan of Brian Johnson (incorporated by reference to Exhibit No. 10.11 to Registration Statement No. 333-74483)

    8.1 List of subsidiaries of the Company - (see the list of our principal subsidiaries in Item 4 "Information on the Company - Business Overview")

    99.1 Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

    99.2 Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

                                   SIGNATURES


The Registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
                                     WILLIS GROUP LIMITED
                                     (Registrant)

                                     By: /s/ THOMAS COLRAINE
                                     _________________________________
                                     Name: Thomas Colraine
                                     Title: Group Chief Financial Officer

Dated: London, March 31, 2003

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

                         REPORT OF INDEPENDENT AUDITORS


  We have audited the accompanying consolidated balance sheets of Willis Group Limited and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, movements in shareholders' equity, cash flows and total recognized gains and losses for each of the three years in the period ended December 31, 2002. Our audits also included the financial statement schedule listed in the Index at Item 18. These financial statements and the financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and the financial statement schedule based on our audits.

  We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Willis Group Limited and subsidiaries as of December 31, 2002 and 2001 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United Kingdom. Also, in our opinion, such related financial statement schedule when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

  Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the three years in the period ended December 31, 2002 and the determination of shareholders' equity as of December 31, 2002 and 2001, to the extent summarized in Note 30.



                                                              Deloitte & Touche
                                  Chartered Accountants and Registered Auditors

London, England.
March 31, 2003

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                  YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000


                                                                                                 2002           2001           2000
                                                                                                         As restated    As restated
                                                                                                            (Note 1)       (Note 1)
--------------------------------------------------------------------------------------    -----------    -----------    -----------
                                                                                             ($ million, except per share data)
Commissions and fees (Note 3)                                                                 1,660.2        1,356.7        1,237.2
Interest and investment income (Note 4)                                                          74.0           67.0           68.2
                                                                                          -----------    -----------    -----------
Operating revenues                                                                            1,734.2        1,423.7        1,305.4
Operating expenses                                                                           (1,264.8)      (1,103.5)      (1,108.5)
                                                                                          -----------    -----------    -----------
Operating income (Note 4)                                                                       469.4          320.2          196.9
Share of operating profit of associates                                                          14.1           10.4            7.0
Gain/(loss) on disposal/closure of operations                                                     1.5           (5.9)          (7.7)
Interest income (Note 6)                                                                         65.4           83.8           88.2
Interest expense (Note 7)                                                                       (63.0)         (82.0)         (87.8)
                                                                                          -----------    -----------    -----------
Income before taxation (Note 8)                                                                 487.4          326.5          196.6
Taxation (Note 9)                                                                              (178.1)        (116.4)         (47.4)
                                                                                          -----------    -----------    -----------
Income after taxation                                                                           309.3          210.1          149.2
Equity minority interests                                                                       (11.8)          (7.2)          (2.3)
                                                                                          -----------    -----------    -----------
Net income (i)                                                                                  297.5          202.9          146.9
Dividends (Note 10)                                                                                 -          (11.6)        (108.3)
                                                                                          -----------    -----------    -----------
Retained income                                                                                 297.5          191.3           38.6
                                                                                          ===========    ===========    ===========
Per ordinary share
Net income (i) (Note 11)                                                                        $0.62          $0.42          $0.31
                                                                                          ===========    ===========    ===========
Average number of ordinary shares outstanding (in millions)                                     481.7          479.3          476.5
======================================================================================    ===========    ===========    ===========


(i) A summary of the adjustments to net income that would be required if United States generally accepted accounting principles ("US GAAP") were to be applied instead of those accounting principles generally accepted in the United Kingdom ("UK GAAP") is set forth in Note 30.



The Notes to the Financial Statements are an integral part of these Financial
                                   Statements

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 2002 AND 2001


                                                                                      2002                          2001
                                                                                                                As restated
                                                                                                                  (Note 1)
-----------------------------------------------------------------------    --------------------------    --------------------------
                                                                                                 ($ million)
ASSETS
Current assets
Cash and short-term deposits                                                                  1,003.4                         968.2
Investments (Note 12)                                                                           624.5                         478.7
Accounts receivable, net (Note 13)                                                            7,816.6                       7,776.3
                                                                                          -----------                   -----------
 Total current assets                                                                         9,444.5                       9,223.2
Fixed assets
Intangible assets - goodwill, net (Note 14)                                      115.7                          44.7
Tangible assets, net (Note 15)                                                   211.9                         185.1
Investments (Note 16)                                                             47.4                          70.7
                                                                           -----------                   -----------
 Total fixed assets                                                                             375.0                         300.5
                                                                                          -----------                   -----------
Total assets                                                                                  9,819.5                       9,523.7
=======================================================================                   ===========                   ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable                                                                              7,724.8                       6,796.3
Corporate tax payable                                                                           168.7                         108.5
Accruals and deferred income                                                                    233.9                         161.2
Bank loans and overdrafts (Note 18)                                                               3.0                             -
Other current liabilities (Note 17)                                                             259.2                       1,134.7
                                                                                          -----------                   -----------
 Total current liabilities                                                                    8,389.6                       8,200.7

Noncurrent liabilities
Bank loans (Note 18)                                                             157.2                         348.0
Loan notes (Note 18)                                                             408.9                         436.4
Other noncurrent liabilities (Note 19)                                            51.7                          52.5
                                                                           -----------                   -----------
 Total noncurrent liabilities                                                                   617.8                         836.9
Provisions for liabilities and charges (Note 21)                                                129.0                         140.1
Equity minority interests                                                                        24.7                          15.5
                                                                                          -----------                   -----------
 Total liabilities and minority interests                                                     9,161.1                       9,193.2

Shareholders' equity (i)
Share capital                                                                     97.9                          97.5
Share premium                                                                    221.8                         202.6
Revaluation reserve                                                               21.5                          21.5
Retained earnings                                                                317.2                           8.9
                                                                           -----------                   -----------
 Total shareholders' equity                                                                     658.4                         330.5
                                                                                          -----------                   -----------
Total liabilities and shareholders' equity                                                    9,819.5                       9,523.7
=======================================================================                   ===========                   ===========


(i) A summary of the adjustments to shareholders' equity that would be required if US GAAP were to be applied instead of UK GAAP is set forth in Note 30.



The Notes to the Financial Statements are an integral part of these Financial
                                   Statements

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

          CONSOLIDATED STATEMENTS OF MOVEMENTS IN SHAREHOLDERS' EQUITY
                  YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000


Authorized Share Capital                                      Ordinary Shares
 ---------------------------------------------------    ----------------------------
                                                                                ((L)
                                                        Number (000)        million)
At January 1 and December 31, 2002, 2001 and 2000            528,000            66.0
 ===================================================    ============    ============

                                                           Issued Share Capital
                                                        ----------------------------          Share     Revaluation        Retained
Issued Share Capital and Reserves                             Ordinary Shares            premium(i)      reserve(i)    earnings(ii)
 ---------------------------------------------------    ----------------------------   ------------    ------------    ------------
                                                        Number (000)                            ($ million)
At January 1, 2000 as previously stated                      476,130            96.9          194.0            24.1          (148.8)
Adoption of FRS 19 at January 1, 2000                              -               -              -               -            18.2
                                                        ------------    ------------   ------------    ------------    ------------
At January 1, 2000 as restated                               476,130            96.9          194.0            24.1          (130.6)
Retained income(iv)                                                -               -              -               -            38.6
Issued for cash                                                3,193             0.6            8.6               -               -
Goodwill reinstated on disposals                                   -               -              -               -             0.3
Exchange adjustments                                               -               -              -            (1.8)          (70.0)
                                                        ------------    ------------   ------------    ------------    ------------
At December 31, 2000 as restated                             479,323            97.5          202.6            22.3          (161.7)
Retained income(iv)                                                -               -              -               -           191.3
Goodwill reinstated on disposals                                   -               -              -               -            14.5
Exchange adjustments                                               -               -              -            (0.8)          (35.2)
                                                        ------------    ------------   ------------    ------------    ------------
At December 31, 2001 as restated                             479,323            97.5          202.6            21.5             8.9
Retained income                                                    -               -              -               -           297.5
Ordinary shares issued                                         2,412             0.4           19.2               -               -
Goodwill reinstated on disposals                                   -               -              -               -            14.6
Capital contribution                                               -               -              -               -             3.6
Exchange adjustments                                               -               -              -               -            (7.4)
                                                        ------------    ------------   ------------    ------------    ------------
At December 31, 2002                                         481,735            97.9          221.8            21.5           317.2
 ===================================================    ============    ============   ============    ============    ============


(i)   The share premium and revaluation reserve are not distributable.

(ii)  Retained earnings at December 31, 2002 included $22.9 million (2001:
      $18.0 million, 2000: $13.7 million) in respect of associates.

(iii) The cumulative amount of goodwill eliminated before December 31, 1997, net of goodwill relating to subsidiaries sold, amounts to $749.6 million.

(iv)  As restated (Note 1).


The Notes to the Financial Statements are an integral part of these Financial
                                   Statements

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000


                                                                                                 2002           2001           2000
--------------------------------------------------------------------------------------    -----------    -----------    -----------
                                                                                                         ($ million)
Net cash inflow from operating activities (Note 23)                                             490.8          683.0          313.0
                                                                                          -----------    -----------    -----------
Dividends from associates                                                                         3.0            3.7            4.9
                                                                                          -----------    -----------    -----------
Returns on investments and servicing of finance
Interest received                                                                                68.0           89.0           88.7
Interest paid                                                                                   (63.0)         (83.0)         (85.8)
Dividends paid to minority interests                                                             (2.8)          (3.3)          (0.9)
                                                                                          -----------    -----------    -----------
Net cash inflow for returns on investment and servicing of finance                                2.2            2.7            2.0
                                                                                          -----------    -----------    -----------
Taxation                                                                                        (70.2)         (41.3)         (27.3)
                                                                                          -----------    -----------    -----------
Capital expenditure and financial investment
Purchase of tangible fixed assets                                                               (46.0)         (40.3)         (30.2)
Purchase of fixed asset investments                                                                 -           (0.3)          (2.3)
Sale of tangible fixed assets                                                                     2.5            4.8            7.0
Sale of fixed asset investments                                                                     -            0.1              -
                                                                                          -----------    -----------    -----------
Net cash outflow for capital expenditure and financial investment                               (43.5)         (35.7)         (25.5)
                                                                                          -----------    -----------    -----------
Acquisitions and disposals
Purchase of subsidiaries                                                                        (22.5)          (5.0)         (13.6)
Purchase of associates                                                                              -              -           (1.2)
Proceeds from sale of business                                                                      -            3.5              -
Sale of subsidiaries                                                                             24.2           29.7            0.5
Net cash transferred on purchase/sale of subsidiaries                                            21.8           (9.1)           5.6
                                                                                          -----------    -----------    -----------
Net cash inflow/(outflow) for acquisitions and disposals                                         23.5           19.1           (8.7)
                                                                                          -----------    -----------    -----------
Equity dividends paid                                                                               -          (21.8)         (20.4)
                                                                                          -----------    -----------    -----------
Cash flow before management of liquid resources and financing                                   405.8          609.7          238.0
                                                                                          -----------    -----------    -----------
Management of liquid resources                                                                  (54.0)          (7.8)         (49.3)
                                                                                          -----------    -----------    -----------
Financing
Issue of ordinary share capital                                                                     -              -            9.2
Capital contribution                                                                              3.6            0.7              -
Amounts owed by parent company                                                                  (70.4)         (51.1)          30.0
Amounts owed to parent company                                                                  (11.0)         (24.6)        (121.6)
Debt due beyond a year:
 Decrease in long-term borrowings                                                              (219.8)        (170.2)         (30.0)
                                                                                          -----------    -----------    -----------
Net cash outflow from financing                                                                (297.6)        (245.2)        (112.4)
                                                                                          -----------    -----------    -----------
Increase in cash                                                                                 54.2          356.7           76.3
======================================================================================    ===========    ===========    ===========


(i) The differences between the consolidated statements of cash flows presented above and that required under US GAAP are described in Note 30.



The Notes to the Financial Statements are an integral part of these Financial
                                   Statements

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

          CONSOLIDATED STATEMENTS OF TOTAL RECOGNIZED GAINS AND LOSSES
                  YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000


                                                                                                 2002           2001           2000
                                                                                                         As restated    As restated
                                                                                                            (Note 1)       (Note 1)
--------------------------------------------------------------------------------------    -----------    -----------    -----------
                                                                                                         ($ million)
Net income
Parent and subsidiaries                                                                         288.3          196.4          143.5
Associates                                                                                        9.2            6.5            3.4
                                                                                          -----------    -----------    -----------
                                                                                                297.5          202.9          146.9
Currency translation differences
Subsidiaries                                                                                    (11.5)         (34.2)         (68.5)
Associates                                                                                        4.1           (1.0)          (1.5)
                                                                                          -----------    -----------    -----------
Total recognized gains and losses for the financial year                                        290.1          167.7           76.9
Prior year adjustment (Note 1)                                                                   21.4              -              -
                                                                                          -----------    -----------    -----------
Total recognized gains and losses since last annual report                                      311.5          167.7           76.9
======================================================================================    ===========    ===========    ===========


(i) A statement of Comprehensive Income under US GAAP is set forth in Note 30 of Notes to the Financial Statements.



The Notes to the Financial Statements are an integral part of these Financial
                                   Statements

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

                       NOTES TO THE FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

Note 1 - Accounting policies

Organization

  Willis Group Limited (the "Company") and its subsidiaries (collectively, the "Group") provide a broad range of value-added risk management consulting and insurance brokerage services both directly, and indirectly through its associates, to a diverse base of clients internationally. The Group provides specialized risk management advisory and other services on a global basis to clients in various industries, including the construction, aerospace, marine and energy industries. In its capacity as an advisor and insurance broker, the Group acts as an intermediary between clients and insurance carriers by advising clients on risk management requirements, helping clients determine the best means of managing risk, and negotiating and placing insurance risk with insurance carriers through the Group's global distribution network. The Group also provides other value-added services.

Basis of preparation and restatement of prior years

  The consolidated financial statements of the Company and its subsidiaries have been prepared on the going concern basis under the historical cost convention as modified by the revaluation of certain land and buildings. The Group's consolidated financial statements comply with UK GAAP.

  The Company has changed its reporting currency to United States dollars ($) from pounds sterling. For comparative purposes, the 2000 and 2001 statements of operations previously reported in pounds sterling, have been translated into US dollars at the average exchange rates for the respective years. The 2000 and 2001 balance sheets previously reported in pounds sterling, have been translated into US dollars at the respective year end closing rates of exchange.

  The adoption of UK Financial Reporting Standard ("FRS") 19 "Deferred Tax" ("FRS 19") with effect from January 1, 2002 has required changes in the method of accounting for deferred tax assets and liabilities. As a result of this change in accounting policy, the balance sheets at December 31, 2001 and 2000 have been restated to increase both deferred tax assets (included within accounts receivable) and retained earnings by $21.4 million and $25.1 million respectively. The statements of operations have been restated to increase the taxation charge by $2.8 million for the year ended December 31, 2001 and decrease the taxation charge by $8.4 million for the year ended December 31, 2000. The effect on the current period consolidated statement of operations was an increase in the taxation charge of $4.3 million.

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

  Investments in less than 20% owned associates, where the Group does not exert significant influence, are accounted for by the cost method. Such investments are not publicly traded.

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

                  YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

Note 1 - Accounting policies (continued)

Goodwill

  Goodwill represents the excess of the cost of businesses acquired over the fair market value of identifiable net assets at the dates of acquisition. Goodwill arising on acquisitions occurring after January 1, 1998 is capitalized and amortized on a straight-line basis over its estimated useful economic life, determined on the individual circumstances of each business acquired but limited to a maximum period of 20 years. Goodwill on acquisitions completed before January 1, 1998 was eliminated against retained earnings and, as permitted by FRS 10, "Goodwill and Intangible Assets", has not been reinstated. On disposal of a business acquired before January 1, 1998, any goodwill which was previously eliminated against retained earnings is reinstated and charged to the statement of operations.

Revenue recognition

  Revenue includes insurance commissions, fees for services rendered, certain commissions receivable from insurance carriers and interest income.

  The Group takes credit for commissions (or fees negotiated in lieu of commission) in respect of insurance placements at the date when the insured is billed or at the inception date of the policy, whichever is later. Commissions on additional premiums and adjustments are recognized as and when advised. Fees for consulting services are recorded as the services are provided or, for short-term projects, on completion of the project. Fees for other services, including capitve management and third party administration, are recognized over the period for which the services are rendered. The Group establishes contract cancellation reserves where appropriate. At December 31, 2002, 2001 and 2000, such amounts were not material.

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

Insurance brokerage receivables and payables

  Insurance brokers usually act as agents in placing the insurable risks of their clients with insurers and, as such, generally are not liable as principals for amounts arising from such transactions. Notwithstanding the legal relationships with clients and insurers, insurance brokers are entitled to retain investment income on any cash flows arising from insurance brokerage transactions; accounting standards require receivables and payables arising from such transactions to be shown as assets and liabilities.

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

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

                  YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

Note 1 - Accounting policies (continued)

Currency translation

  Transactions in currencies other than the reporting currency of the entity are recorded at the rate of exchange prevailing at the date of the transaction, or, in the case of forward contracts in respect of the current year's income, at the contracted rate. Assets and liabilities in foreign currencies are translated into the reporting currency at the rates of exchange ruling at the balance sheet date. All exchange differences are taken to income.

  Upon consolidation, the results of subsidiaries and associates whose reporting currency is other than US dollars, are translated into US dollars at the average rates of exchange and assets and liabilities are translated at year-end rates. Translation adjustments arising are taken to retained earnings. Exchange differences arising on foreign currency borrowings taken out to provide a hedge against the exchange risk associated with those investments are also taken to retained earnings.

Tangible fixed assets

  Tangible fixed assets are stated at cost less accumulated depreciation. Expenditures for improvements are capitalized; repairs and maintenance are charged to expenses as incurred. Depreciation is calculated on a straight-line basis at rates estimated to write down the value of assets over their expected useful lives. Depreciation on freehold buildings and long leaseholds is provided at 2% per annum. Other leaseholds are written off over the lesser of the useful life of the assets or the remaining period of the lease. Depreciation on furniture, equipment and vehicles is provided at rates between 4% and 33.3% per annum. No depreciation is provided on freehold land.

Deferred tax

  Deferred tax is provided in full on timing differences which result in an obligation at the balance sheet date to pay more or less tax, at a future date, at rates expected to apply when they reverse based on current tax rates and law. Timing differences arise from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in financial statements. Deferred tax is not provided on timing differences arising from the revaluation of fixed assets where there is no commitment to sell the asset, or on unremitted earnings of subsidiaries and associates where there is no commitment to remit these earnings. Deferred tax assets are recognized to the extent that it is regarded as more likely than not that they will be recovered. Deferred tax assets and liabilities are not discounted.

Pensions

  The regular cost of providing benefits is charged to operating income over the employees' service lives on the basis of a constant percentage of pensionable earnings. Variations from regular cost, arising from periodic actuarial valuations, are allocated to operating income on a systematic basis over the expected remaining service lives of current employees.

Derivative financial instruments

  The Group uses derivative financial instruments for other than trading purposes to alter the risk profile of an existing underlying exposure. Interest rate swaps are used to manage interest risk exposures and amounts payable are recognized in interest income or expense on an accrual basis based on the terms of the agreement and the interest rates prevailing at that time. Forward foreign currency exchange contracts are used to manage currency exposures arising from future income and gains or losses based on the contracted rate are recognized on maturity of the contract.

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

                  YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

Note 2 - Major acquisitions and dispositions

Acquisitions

  On January 1, 2002 the Group acquired a further 22% in addition to the 45% already owned in Willis GmbH, Germany's third largest insurance broker, to improve the Group's market position and broaden its global offering and capabilities on behalf of its clients. Accordingly, Willis GmbH has been accounted for as a subsidiary from January 1, 2002. A further 11% interest was acquired on September 30, 2002. The aggregate cash purchase price for the further 33% interest was $22.6 million, of which $5.4 million was deferred to 2003. On January 1, 2003, the Group acquired the remaining 22% interest in Willis GmbH.

  The following table provides supplemental pro forma information about the Group's results of operations as though the business combination had been completed as of the beginning of the reporting periods:

                                                             2002           2001
                                                           Actual      Pro forma
--------------------------------------------------    -----------    -----------
                                                        ($ million, except per
                                                             share data)
Operating revenues                                        1,734.2        1,474.7
Income before taxation                                      487.4          330.6
Net income                                                  297.5          204.4
                                                      ===========    ===========
Net income per ordinary share                              $ 0.62         $ 0.43
==================================================    ===========    ===========


  During 2002, the Group also acquired, or increased its investments in, a number of other businesses. The aggregate purchase price of these acquisitions approximated $28.3 million, inclusive of deferred payments amounting to $6.9 million.

  During 2001 and 2000 the Group acquired or increased its investments in a number of businesses. The aggregate purchase price of all acquisitions completed during 2001 and 2000 approximated $5.3 million and $11.7 million, respectively, inclusive of deferred payments amounting to $0.4 million and $3.9 million, respectively.

  Additional consideration of up to $4.4 million is payable in future periods contingent upon future revenues of the acquired businesses reaching specified thresholds.

  All of these transactions were recorded using the acquisition method of accounting. Accordingly, the results of operations of the acquired businesses and the Group's increased share of the undistributed net income of associates have been included in the Group's consolidated results from their respective acquisition dates. The assets acquired and liabilities assumed were recorded at estimated fair values.

  The preliminary fair value allocations for the acquisitions are subject to adjustment during the year following acquisition. In all of the acquisitions, the preliminary allocation resulted in an excess of purchase price over the fair value of net assets acquired being allocated to goodwill. Goodwill arising on acquisitions is being amortized on a straight-line basis over 20 years.

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

                  YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

Note 2 - Major acquisitions and dispositions (continued)

  The effect of acquiring subsidiaries, all of which were accounted for under the purchase method of accounting, was as follows:

                                                                                                 2002           2001           2000
--------------------------------------------------------------------------------------    -----------    -----------    -----------
                                                                                                         ($ million)
Net assets acquired
Tangible assets                                                                                   4.8            0.6            0.8
Fixed asset investments                                                                           0.3              -            0.5
Accounts receivable                                                                              53.0            6.0           20.5
Cash and investments                                                                             30.7            1.6            5.6
Accounts payable                                                                                (80.0)          (7.9)         (22.8)
Minority interest                                                                                 0.8           (0.1)          (2.6)
Goodwill                                                                                         46.5            6.6           10.6
                                                                                          -----------    -----------    -----------
Cost of Acquisitions                                                                             56.1            6.8           12.6
======================================================================================    ===========    ===========    ===========
Satisfied by
Cash                                                                                             21.5            4.3            8.6
Preference shares in subsidiary                                                                     -            2.2              -
Issue of ordinary shares                                                                         19.6              -              -
Deferred consideration                                                                           13.1            0.3            4.0
Transfer from associates                                                                          1.9              -              -
                                                                                          -----------    -----------    -----------
                                                                                                 56.1            6.8           12.6
======================================================================================    ===========    ===========    ===========


  The difference between the book value and the fair value of acquisitions is not material.

  Included within "Cost of Acquisitions" above is $3.3 million, $1.5 million and $2.3 million for 2002, 2001 and 2000, respectively, relating to additional consideration for acquisitions made in prior years.

  The cash outflow of $22.5 million, $5.0 million and $13.6 million shown as "purchase of subsidiaries" in the consolidated statement of cash flows for 2002, 2001 and 2000 respectively, includes $1.0 million, $0.7 million and $5.0 million, relating to deferred consideration paid during 2002, 2001 and 2000 in respect of acquisitions completed in prior years.

  Except as described above, these acquisitions would have had no material impact on revenues, net income, or basic and diluted net income per share for 2002, 2001 and 2000 had they been consummated at the beginning of each of the respective years of acquisition and of the immediate preceding year.

Dispositions

  In June 2002, the Group completed the sale of Willis Safety Solutions Limited. The loss on disposal of $11.9 million included a goodwill write-off of $11.1 million relating to reinstated goodwill previously eliminated against reserves. In November 2002, the Group completed the sale of its Life and Health third party administration business. The gain on disposal amounting $14.2 million included a goodwill write-off of $3.0 million relating to reinstated goodwill previously eliminated against reserves. Total proceeds relating to other disposals in 2002 were not material.

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

                  YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

Note 2 - Major acquisitions and dispositions (continued)

  In July 2001, the Group completed the sale of its 51% interest in Willis National Holdings Limited. The gain on disposal amounted to $18.6 million, net of a goodwill write-off of $3.8 million which included $3.3 million previously eliminated against reserves and has been recorded in the statement of operations. In December 2001, the Group completed a restructuring of Willis Italia Holdings S.p.A. in which a subsidiary of that entity was disposed of in exchange for an increase in the Group's investment in Willis Italia Holdings S.p.A. from 50.1% to 67%. The loss on disposal of $13.3 million, included a net goodwill write-off of $11.9 million.

  In 2000, the Group developed a plan to exit certain business lines, including the sale of the municipality business of Public Entities National Company, part of the US wholesale operations, and the sale of certain other non-strategic businesses. The loss on disposal/closure of operations in 2000 consisted of provisions of $4.2 million of redundancy costs and $3.5 million of excess operating lease obligations and other closure costs relating to these plans. The sale was completed in January 2001, giving rise to the reinstatement of $11.2 million of goodwill previously eliminated against reserves.

  Total proceeds relating to 2000 were not material.

  The effect of the above, and other dispositions, was as follows:

                                                                                                 2002           2001           2000
--------------------------------------------------------------------------------------    -----------    -----------    -----------
                                                                                                         ($ million)
Net assets disposed of
Tangible assets                                                                                   1.7            5.6              -
Fixed asset investments                                                                           0.4            0.7              -
Accounts receivable                                                                               1.9           34.1              -
Deposits and cash                                                                                 8.9           21.9              -
Accounts payable                                                                                 (3.6)         (45.4)          (0.1)
                                                                                          -----------    -----------    -----------
                                                                                                  9.3           16.9           (0.1)
Minority interest                                                                                   -           (8.9)             -
Goodwill written off                                                                             14.8           26.9              -
Gain/(loss) on disposal                                                                           1.5           (5.9)           0.6
                                                                                          -----------    -----------    -----------
Total Proceeds                                                                                   25.6           29.0            0.5
======================================================================================    ===========    ===========    ===========
Satisfied by
Cash                                                                                             24.2           29.0            0.2
Deferred consideration                                                                            1.4              -            0.3
                                                                                          -----------    -----------    -----------
                                                                                                 25.6           29.0            0.5
======================================================================================    ===========    ===========    ===========


  The subsidiaries disposed of during the year did not have a material effect on the Group's operating cash flow.

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

                  YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

Note 3 - Segmental analysis

Geographical analysis by location of client                                                      2002           2001           2000
--------------------------------------------------------------------------------------    -----------    -----------    -----------
                                                                                                         ($ million)
Commissions and fees
United Kingdom                                                                                  297.5          264.9          270.5
North America                                                                                   859.2          732.6          656.8
Rest of the World                                                                               503.5          359.2          309.9
                                                                                          -----------    -----------    -----------
                                                                                              1,660.2        1,356.7        1,237.2
======================================================================================    ===========    ===========    ===========


  The above table analyzes commissions and fees by the address of the client from whom the business is derived. This does not necessarily reflect the original source or location of the business.

Geographical analysis by location of company                                                     2002           2001           2000
--------------------------------------------------------------------------------------    -----------    -----------    -----------
                                                                                                         ($ million)
Commissions and fees
United Kingdom                                                                                  637.7          515.5          478.5
North America                                                                                   773.8          669.4          616.3
Rest of the World                                                                               248.7          171.8          142.4
                                                                                          -----------    -----------    -----------
                                                                                              1,660.2        1,356.7        1,237.2
                                                                                          -----------    -----------    -----------
Operating revenues
United Kingdom                                                                                  686.5          561.0          522.6
North America                                                                                   791.0          686.7          636.3
Rest of the World                                                                               256.7          176.0          146.5
                                                                                          -----------    -----------    -----------
                                                                                              1,734.2        1,423.7        1,305.4
                                                                                          -----------    -----------    -----------
Operating income
United Kingdom                                                                                  238.4          147.1           98.6
North America                                                                                   171.5          138.7           78.7
Rest of the World                                                                                59.5           34.4           19.6
                                                                                          -----------    -----------    -----------
                                                                                                469.4          320.2          196.9
                                                                                          -----------    -----------    -----------
Depreciation and amortization                                                                    41.1           37.2           40.3
                                                                                          -----------    -----------    -----------
Capital expenditure                                                                              46.1           42.1           30.2
======================================================================================    ===========    ===========    ===========

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

                  YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

Note 3 - Segmental analysis (continued)

                                                             2002           2001
                                                                     As restated
                                                                        (Note 1)
--------------------------------------------------    -----------    -----------
                                                             ($ million)
Net assets
United Kingdom                                              142.7          (46.2)
North America                                               281.6          181.9
Rest of the World                                           258.8          210.3
                                                      -----------    -----------
                                                            683.1          346.0
                                                      ===========    ===========
Total assets
United Kingdom                                            5,279.2        5,178.1
North America                                             4,014.9        3,980.7
Rest of the World                                           525.4          364.9
                                                      -----------    -----------
                                                          9,819.5        9,523.7
==================================================    ===========    ===========


Note 4 - Operating income

                                                                                                 2002           2001           2000
--------------------------------------------------------------------------------------    -----------    -----------    -----------
                                                                                                         ($ million)
Operating income was arrived at after (crediting)/charging:
Interest receivable                                                                             (62.6)         (47.5)         (49.2)
Investment income                                                                               (11.4)         (19.5)         (19.0)
                                                                                          -----------    -----------    -----------
Interest and investment income                                                                  (74.0)         (67.0)         (68.2)
                                                                                          -----------    -----------    -----------
Auditors' remuneration
Audit fees                                                                                        1.9            1.6            1.5
Other services provided by auditors (United Kingdom only)                                         0.8            1.0            0.3
Depreciation and amortization on
Owned assets                                                                                     41.1           37.2           40.3
Operating lease rentals
Land and buildings                                                                               58.3           51.9           55.8
Equipment                                                                                        12.8           11.2           10.3
======================================================================================    ===========    ===========    ===========

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

                  YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

Note 5 - Employees

Salaries and associated expenses                                                                 2002           2001           2000
--------------------------------------------------------------------------------------    -----------    -----------    -----------
                                                                                                         ($ million)
Salaries                                                                                        785.2          672.5          651.7
Social security costs                                                                            57.3           49.7           47.2
Other pension costs                                                                              20.7           18.7           20.3
                                                                                          -----------    -----------    -----------
                                                                                                863.2          740.9          719.2
======================================================================================    ===========    ===========    ===========


                                                                                             Average for year ended December 31,
                                                                                          -----------------------------------------
Number of Group employees                                                                        2002           2001           2000
--------------------------------------------------------------------------------------    -----------    -----------    -----------
                                                                                                          (Number)
United Kingdom                                                                                  3,319          3,409          3,690
North America                                                                                   3,797          3,763          3,918
Rest of the World                                                                               3,548          2,992          2,162
                                                                                          -----------    -----------    -----------
                                                                                               10,664         10,164          9,770
======================================================================================    ===========    ===========    ===========


Note 6 - Interest income

                                                                                                 2002           2001           2000
--------------------------------------------------------------------------------------    -----------    -----------    -----------
                                                                                                         ($ million)
Interest receivable from parent company                                                          65.4           80.5           88.2
Other interest receivable                                                                           -            3.3              -
                                                                                          -----------    -----------    -----------
                                                                                                 65.4           83.8           88.2
======================================================================================    ===========    ===========    ===========


Note 7 - Interest expense

                                                                                                 2002           2001           2000
--------------------------------------------------------------------------------------    -----------    -----------    -----------
                                                                                                         ($ million)
Bank loans and overdrafts                                                                        60.2           77.5           84.7
Amortization of bank fees                                                                         1.5            3.2            2.0
Other                                                                                             1.3            1.3            1.1
                                                                                          -----------    -----------    -----------
                                                                                                 63.0           82.0           87.8
======================================================================================    ===========    ===========    ===========


Note 8 - Income before taxation

                                                                                                 2002           2001           2000
--------------------------------------------------------------------------------------    -----------    -----------    -----------
                                                                                                         ($ million)
United Kingdom                                                                                  284.2          215.3          150.2
North America                                                                                   132.3           75.0           32.0
Rest of the World                                                                                70.9           36.2           14.4
                                                                                          -----------    -----------    -----------
                                                                                                487.4          326.5          196.6
======================================================================================    ===========    ===========    ===========

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

                  YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000


Note 9 - Taxation
                                                      2002           2001           2000
                                                              As restated    As restated
Charge for the year                                              (Note 1)       (Note 1)
-------------------------------------------    -----------    -----------    -----------
                                                              ($ million)
Current Taxation
UK corporation tax charge for the year at
  30%                                                 88.2           66.1           24.9
Overseas taxation
 United States                                        51.6           34.1           18.3
 Rest of the World                                    25.4           12.2           14.7
Adjustments in respect of prior periods                3.5           (3.4)          (1.0)
                                               -----------    -----------    -----------
Total current tax                                    168.7          109.0           56.9
Deferred tax
 Origination and reversal of timing
  differences                                          7.0            3.9            8.7
 Adjustments to estimated recoverable
   amounts arising in previous periods                (3.4)          (0.4)         (21.8)
                                               -----------    -----------    -----------
Tax on profits on ordinary activities                172.3          112.5           43.8
Associates                                             5.8            3.9            3.6
                                               -----------    -----------    -----------
Charge for the year                                  178.1          116.4           47.4
===========================================    ===========    ===========    ===========


  Deferred tax by location of the taxing jurisdiction for the years ended December 31, consisted of the following:

                                                                                                 2002           2001           2000
                                                                                                         As restated    As restated
Deferred tax                                                                                                (Note 1)       (Note 1)
--------------------------------------------------------------------------------------    -----------    -----------    -----------
                                                                                                         ($ million)
UK corporation tax                                                                                4.6            1.0           (4.4)
US federal tax                                                                                   (1.1)          (0.1)          (4.5)
US state and local taxes                                                                          0.4              -           (1.1)
Other jurisdictions                                                                              (0.3)           2.6           (3.1)
                                                                                          -----------    -----------    -----------
Total deferred taxes                                                                              3.6            3.5          (13.1)
======================================================================================    ===========    ===========    ===========


  Adoption of FRS 19 has required a change in the method of accounting for deferred tax. As a result, the comparative figures for the tax on profit on ordinary activities for 2001 and 2000 has been restated from the previously reported amounts of $113.6 million and $55.8 million to $116.4 million and $47.4 million, respectively. The impact of adopting FRS 19 on the 2002 results is an increase of $4.3 million to the tax charge.

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

                  YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

Note 9 - Taxation (continued)

  The standard rate of tax for the year, based on the UK standard rate of corporation tax, is 30%. The actual tax charge for the current and previous years differs from the standard rate for the reasons set out in the following reconciliation.

                                                                                                 2002           2001           2000
                                                                                                         As restated    As restated
Reconciliation of UK statutory rate to effective rate                                                       (Note 1)       (Note 1)
--------------------------------------------------------------------------------------    -----------    -----------    -----------
                                                                                                         ($ million)
Income before taxation                                                                          487.4          326.5          196.6
Less: share of operating profit of associates                                                   (14.1)         (10.4)          (7.0)
                                                                                          -----------    -----------    -----------
Income before taxation excluding associates                                                     473.3          316.1          189.6
                                                                                          -----------    -----------    -----------
Tax charge thereon at UK corporation tax rate of 30%                                            142.0           94.8           56.9
Permanent differences
Expenses not deductible for tax purposes (primarily goodwill)                                     9.0           16.4           10.5
Unprovided deferred tax reinstated                                                                  -              -          (21.7)
Profit on sale of fixed assets covered by capital losses                                            -           (6.1)          (0.5)
Foreign tax charged at differing rates to the UK standard rate                                   21.5           10.4            7.5
Adjustments to tax estimate in respect of prior periods                                          (0.2)          (3.0)          (1.1)
Other differences                                                                                   -              -           (7.8)
                                                                                          -----------    -----------    -----------
                                                                                                 30.3           17.7          (13.1)
                                                                                          -----------    -----------    -----------
Tax charge on income before taxation excluding associates                                       172.3          112.5           43.8
Timing differences
Capital allowances for period in excess of depreciation                                          (2.1)           0.3            1.0
Provisions                                                                                       (5.9)         (11.8)         (15.3)
Accrued expenses                                                                                  6.2            0.3           (0.5)
Change in pension fund prepayment                                                                (5.5)           4.7           (2.3)
UK taxation on overseas income                                                                      -              -            1.1
Adjustments to estimated recoverable amounts arising in prior periods                             3.5            0.4           21.8
Other differences                                                                                 0.2            2.6            7.3
                                                                                          -----------    -----------    -----------
Current tax charge                                                                              168.7          109.0           56.9
======================================================================================    ===========    ===========    ===========


  Circumstances affecting current and future tax charges

Unrecognized deferred and other tax assets

  In accordance with the criteria set out in FRS 19, a deferred tax asset has not been recognized for the Group's capital losses. If the Group were to generate capital gains to utilize such losses, it is expected that the full tax value of those losses at current rates would be $70.7 million.

  In 1998, the Group wrote off $16.1 million ((L)9.7 million) surplus advance corporation tax ("ACT"). Under FRS 16, this continues to remain a non-recoverable tax asset due to uncertainties regarding its possible recovery in the immediate future. Should events occur in future causing any amounts of the ACT to be recovered then such amounts are expected to be shown as a credit in the tax charge in the statement of operations.

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

                  YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

Note 9 - Taxation (continued)

  Deferred tax is not provided on timing differences arising on unremitted earnings of subsidiaries and associates where there is no commitment to remit these earnings. In particular the Group does not provide for deferred taxes on the unremitted earnings of certain subsidiaries where, in management's opinion, such earnings have been indefinitely reinvested in those operations, or will be remitted either in a tax-free liquidation or as dividends with taxes substantially offset by foreign tax credits. It is not practical to determine the amount of unrecognized deferred tax liabilities for temporary differences related to these investments.

Proposed changes in legislation

  The Group expects the UK Government will pass legislation in 2003 granting a statutory tax deduction for the compensation cost attributable to the exercising of certain types of stock options and vesting of certain shares by UK employees. Since the Group's UK employees participate in a number of option and share-based compensation schemes that would be covered by the legislation, it is expected that, if the legislation is enacted as currently drafted, the Group would recognise a related tax benefit dependant on the share price of Willis Group Holdings Limited, the Group's ultimate parent company, at the time the options are exercised or the shares vested. Being a statutory deduction, this benefit will constitute a permanent difference.

Note 10 - Dividends

                                                                                                 2002           2001           2000
--------------------------------------------------------------------------------------    -----------    -----------    -----------
                                                                                                         ($ million)
First interim                                                                                       -           11.6           64.0
Second interim                                                                                      -              -           44.3
                                                                                          -----------    -----------    -----------
                                                                                                    -           11.6          108.3
======================================================================================    ===========    ===========    ===========


Note 11 - Net income per ordinary share

  Net income per ordinary share has been calculated using net income and the average number of ordinary shares in issue during the year ended December 31, 2002 of 481.7 million (2001 : 479.3 million, 2000 : 476.5 million).

Note 12 - Current asset investments

                                                             2002           2001
--------------------------------------------------    -----------    -----------
                                                             ($ million)
Listed investments at cost (market value $64.3
  million (2001 : $51.2 million))                            60.7           49.9
Unlisted investments at cost                                563.8          428.8
                                                      -----------    -----------
                                                            624.5          478.7
==================================================    ===========    ===========


  Listed investments mainly comprise investments that were purchased with the intention of holding to maturity. Unlisted investments comprise commercial paper and certificates of deposit.

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

                  YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

Note 13 - Accounts receivable, net

                                                             2002           2001
                                                                     As restated
                                                                        (Note 1)
--------------------------------------------------    -----------    -----------
                                                             ($ million)
Due within one year
 Trade receivables                                        6,540.0        5,668.6
 Less: provision for bad and doubtful debts                 (30.4)         (24.9)
                                                      -----------    -----------
                                                          6,509.6        5,643.7
 Amounts owed by parent companies                           348.0        1,086.0
 Amounts owed by associates                                   0.2            0.2
 Corporate tax                                                0.3            0.2
 Prepayments and accrued revenue                            180.6          128.0
 Other receivables                                           46.6           42.6
                                                      -----------    -----------
                                                          7,085.3        6,900.7
Due after more than one year
 Trade receivables                                            4.8            4.7
 Amounts owed by parent companies                           652.8          787.2
 Other receivables                                           33.4           44.3
 Deferred tax (see Note 22)                                  40.3           39.4
                                                      -----------    -----------
                                                          7,816.6        7,776.3
==================================================    ===========    ===========


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

  The costs charged to the consolidated statements of operations in respect of provisions for bad and doubtful debts were $5.2 million, $9.8 million and $7.9 million in the years ended December 31, 2002, 2001, and 2000 respectively.

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

                  YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

Note 14 - Intangible assets - goodwill, net

                                                                                                 2002           2001           2000
--------------------------------------------------------------------------------------    -----------    -----------    -----------
                                                                                                         ($ million)
Cost or valuation
January 1,                                                                                       53.0           62.8           52.5
Exchange adjustments                                                                              0.1           (1.8)           0.1
Acquisitions                                                                                     46.5            6.6           10.2
Transfer from associates                                                                         38.3              -              -
Dispositions                                                                                     (0.2)         (14.6)             -
                                                                                          -----------    -----------    -----------
December 31,                                                                                    137.7           53.0           62.8
                                                                                          -----------    -----------    -----------
Amortization
January 1,                                                                                       (8.3)          (6.8)          (3.6)
Exchange adjustments                                                                                -            0.2              -
Provided in the year                                                                             (7.2)          (3.9)          (3.2)
Transfer from associates                                                                         (6.5)             -              -
Dispositions                                                                                        -            2.2              -
                                                                                          -----------    -----------    -----------
December 31,                                                                                    (22.0)          (8.3)          (6.8)
                                                                                          -----------    -----------    -----------
Net book value
December 31,                                                                                    115.7           44.7           56.0
======================================================================================    ===========    ===========    ===========


Note 15 - Tangible assets, net

                                                                                                          Furniture,
                                                                                             Land and      equipment
                                                                                            buildings   and vehicles          Total
--------------------------------------------------------------------------------------    -----------    -----------    -----------
                                                                                                         ($ million)
Year ended December 31, 2002
Cost or valuation
January 1, 2002                                                                                 142.4          179.4          321.8
Exchange adjustments                                                                             14.2           14.8           29.0
Additions                                                                                        13.1           33.0           46.1
Disposals                                                                                        (2.2)         (27.2)         (29.4)
Arising from acquisitions                                                                           -           10.5           10.5
                                                                                          -----------    -----------    -----------
December 31, 2002                                                                               167.5          210.5          378.0
                                                                                          -----------    -----------    -----------
Depreciation
January 1, 2002                                                                                 (34.9)        (101.8)        (136.7)
Exchange adjustments                                                                             (4.2)          (9.8)         (14.0)
Provided in the year                                                                             (9.0)         (24.9)         (33.9)
Disposals                                                                                         1.6           22.6           24.2
Arising from acquisitions                                                                           -           (5.7)          (5.7)
                                                                                          -----------    -----------    -----------
December 31, 2002                                                                               (46.5)        (119.6)        (166.1)
                                                                                          -----------    -----------    -----------
Net book value
December 31, 2002                                                                               121.0           90.9          211.9
======================================================================================    ===========    ===========    ===========

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

                  YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

Note 15 - Tangible assets, net (continued)

                                                                                                          Furniture,
                                                                                             Land and      equipment
                                                                                            buildings   and vehicles          Total
--------------------------------------------------------------------------------------    -----------    -----------    -----------
                                                                                                         ($ million)
Year ended December 31, 2001
Cost or valuation
January 1, 2001                                                                                 140.4          195.8          336.2
Exchange adjustments                                                                             (4.5)          (5.8)         (10.3)
Additions                                                                                         9.4           32.7           42.1
Disposals                                                                                        (2.9)         (44.2)         (47.1)
Arising from acquisitions                                                                           -            0.9            0.9
                                                                                          -----------    -----------    -----------
December 31, 2001                                                                               142.4          179.4          321.8
                                                                                          -----------    -----------    -----------
Depreciation
January 1, 2001                                                                                 (29.0)        (115.2)        (144.2)
Exchange adjustments                                                                              1.2            3.3            4.5
Provided in the year                                                                             (8.1)         (25.2)         (33.3)
Disposals                                                                                         1.0           35.6           36.6
Arising from acquisitions                                                                           -           (0.3)          (0.3)
                                                                                          -----------    -----------    -----------
December 31, 2001                                                                               (34.9)        (101.8)        (136.7)
                                                                                          -----------    -----------    -----------
Net book value
December 31, 2001                                                                               107.5           77.6          185.1
======================================================================================    ===========    ===========    ===========
Year ended December 31, 2000
Cost or valuation
January 1, 2000                                                                                 150.2          207.0          357.2
Exchange adjustments                                                                            (10.1)         (10.9)         (21.0)
Additions                                                                                         5.0           25.2           30.2
Disposals                                                                                        (4.7)         (28.4)         (33.1)
Arising from acquisitions                                                                           -            2.9            2.9
                                                                                          -----------    -----------    -----------
December 31, 2000                                                                               140.4          195.8          336.2
                                                                                          -----------    -----------    -----------
Depreciation
January 1, 2000                                                                                 (25.3)        (112.1)        (137.4)
Exchange adjustments                                                                              1.8            6.9            8.7
Provided in the year                                                                             (7.8)         (29.3)         (37.1)
Disposals                                                                                         2.3           21.4           23.7
Arising from acquisitions                                                                           -           (2.1)          (2.1)
                                                                                          -----------    -----------    -----------
December 31, 2000                                                                               (29.0)        (115.2)        (144.2)
                                                                                          -----------    -----------    -----------
Net book value
December 31, 2000                                                                               111.4           80.6          192.0
======================================================================================    ===========    ===========    ===========

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

                  YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

Note 15 - Tangible assets, net (continued)

Net book value of land and buildings                                                      2002               2001              2000
----------------------------------------------------------------------------    --------------     --------------    --------------
                                                                                                    ($ million)
Freehold : Land                                                                           27.4               24.7              27.2
           Buildings                                                                      66.0               59.7              63.9
Leasehold : Short                                                                         27.6               23.1              20.3
                                                                                --------------     --------------    --------------
                                                                                         121.0              107.5             111.4
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

  The Group's principal freehold properties were valued at December 31, 1995 on the basis of open market value for existing use. The carrying value of these revalued properties, at December 31, 2002, was $92.3 million ((L)57.3 million) (2001: $83.1 million ((L)57.3 million), 2000 : $86.0 million ((L)57.3 million)) and the accumulated depreciation was $20.0 million ((L)12.4 million) (2001 : $16.1 million ((L)11.1 million), 2000 : $13.7 million ((L)9.1 million)). On an historical cost basis these properties would be included at cost of $91.9 million ((L)57.1 million) (2001: $82.8 million ((L)57.1 million), 2000: $85.7 million ((L)57.1 million)) less accumulated depreciation of $44.3 million ((L)27.5 million) (2001: $37.1 million ((L)25.6 million),
2000: $35.6 million ((L)23.7 million)).

  No tax would be payable on the realization of revalued properties at their net funds value by virtue of available capital loss carryforwards.

Note 16 - Investments

                                                                                        Shares held           Other
                                                                          Associates    by ESOPs(i)     investments           Total
 -------------------------------------------------------------------    ------------   ------------    ------------    ------------
                                                                                                ($ million)
Year ended December 31, 2002
Cost
January 1, 2002                                                                 73.0            2.5             6.2            81.7
Exchange adjustments                                                             4.1            0.2             0.3             4.6
Transfer to subsidiary undertaking                                             (40.2)             -               -           (40.2)
Additions                                                                          -              -             0.3             0.3
Disposals                                                                       (0.4)          (0.2)              -            (0.6)
Share of undistributed net income of associates                                  6.7              -               -             6.7
                                                                        ------------   ------------    ------------    ------------
December 31, 2002                                                               43.2            2.5             6.8            52.5
                                                                        ------------   ------------    ------------    ------------
Provisions
January 1, 2002                                                                 (7.7)          (1.3)           (2.0)          (11.0)
Amortization                                                                    (0.5)          (0.3)              -            (0.8)
Transfer to subsidiary undertaking                                               6.5              -               -             6.5
Disposals                                                                          -            0.2               -             0.2
                                                                        ------------   ------------    ------------    ------------
December 31, 2002                                                               (1.7)          (1.4)           (2.0)           (5.1)
                                                                        ------------   ------------    ------------    ------------
Net book value
December 31, 2002                                                               41.5            1.1             4.8            47.4
 ===================================================================    ============   ============    ============    ============

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

                  YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

Note 16 - Investments (continued)

                                                                                        Shares held           Other
                                                                          Associates    by ESOPs(i)     investments           Total
 -------------------------------------------------------------------    ------------   ------------    ------------    ------------
                                                                                                ($ million)
Year ended December 31, 2001
Cost
January 1, 2001                                                                 69.5            3.8             6.8            80.1
Exchange adjustments                                                            (1.0)          (0.1)           (0.3)           (1.4)
Additions                                                                          -              -             0.3             0.3
Disposals                                                                       (0.4)          (1.2)           (0.6)           (2.2)
Share of undistributed net income of associates                                  4.9              -               -             4.9
                                                                        ------------   ------------    ------------    ------------
December 31, 2001                                                               73.0            2.5             6.2            81.7
                                                                        ------------   ------------    ------------    ------------
Provisions
January 1, 2001                                                                 (5.6)          (1.2)           (2.3)           (9.1)
Exchange adjustments                                                               -           (0.1)            0.1               -
Amortization                                                                    (2.1)          (1.2)              -            (3.3)
Disposals                                                                          -            1.2             0.2             1.4
                                                                        ------------   ------------    ------------    ------------
December 31, 2001                                                               (7.7)          (1.3)           (2.0)          (11.0)
                                                                        ------------   ------------    ------------    ------------
Net book value
December 31, 2001                                                               65.3            1.2             4.2            70.7
 ===================================================================    ============   ============    ============    ============

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

                  YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

Note 16 - Investments (continued)

                                                                                        Shares held           Other
                                                                          Associates    by ESOPs(i)     investments           Total
 -------------------------------------------------------------------    ------------   ------------    ------------    ------------
                                                                                                ($ million)
Year ended December 31, 2000
Cost
January 1, 2000                                                                 69.0            5.8             6.8            81.6
Exchange adjustments                                                            (1.5)             -            (0.6)           (2.1)
Additions                                                                        1.3              -             2.3             3.6
Disposals                                                                          -           (2.0)           (1.7)           (3.7)
Share of undistributed net income of associates                                  0.7              -               -             0.7
                                                                        ------------   ------------    ------------    ------------
December 31, 2000                                                               69.5            3.8             6.8            80.1
                                                                        ------------   ------------    ------------    ------------
Provisions
January 1, 2000                                                                 (3.4)          (1.8)              -            (5.2)
Provided in the year                                                               -              -            (2.3)           (2.3)
Amortization                                                                    (2.2)          (1.1)              -            (3.3)
Disposals                                                                          -            1.7               -             1.7
                                                                        ------------   ------------    ------------    ------------
December 31, 2000                                                               (5.6)          (1.2)           (2.3)           (9.1)
                                                                        ------------   ------------    ------------    ------------
Net book value
December 31, 2000                                                               63.9            2.6             4.5            71.0
 ===================================================================    ============   ============    ============    ============


(i) The Group has Employee Stock Ownership Plans (the "ESOPs") which invest in common shares of the Ultimate Parent Company, Willis Group Holdings Limited ("Willis Group Holdings"). The trustees of the ESOPs transferred 47,093, 424,724 and 527,495 common shares during the years ended December 31, 2002, 2001 and 2000, respectively. At December 31, 2002, 2001 and 2000, the ESOP shares outstanding were 781,594, 828,687 and 1,253,411, respectively, representing approximately 0.5%, 0.6% and 1.0% of the total common shares of Willis Group Holdings. Willis Group Holdings shares are listed on the New York Stock Exchange. The fair market value of the common shares held by the ESOP at December 31, 2002 was $22.4 million. No dividends have been distributed on the common shares held by the ESOPs.

  Unaudited condensed financial information for associates, in the aggregate, as of and for the years ended December 31, is presented below.
  For convenience purposes: (i) balance sheet data has been translated to US dollars at the relevant year-end exchange rates; and (ii) condensed statement of operations data has been translated to US dollars at the relevant average exchange rate.

Condensed statements of operations data

                                                                                               2002            2001            2000
 -----------------------------------------------------------------------------------   ------------    ------------    ------------
                                                                                                        ($ million)
Operating revenues                                                                            294.3           307.3           286.1
Operating income                                                                               44.2            34.9            33.2
Net income                                                                                     29.5            23.7            16.9
 ===================================================================================   ============    ============    ============

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

                  YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

Note 16 - Investments (continued)

Condensed balance sheet data

                                                             2002           2001
--------------------------------------------------    -----------    -----------
                                                             ($ million)
Current assets                                              890.8          647.3
Fixed assets                                                125.9           94.7
                                                      -----------    -----------
Total assets                                              1,016.7          742.0
                                                      ===========    ===========
Current liabilities                                         863.8          630.9
Noncurrent liabilities                                       54.7           34.1
Shareholders' equity                                         98.2           77.0
                                                      -----------    -----------
Total liabilities and shareholders' equity                1,016.7          742.0
==================================================    ===========    ===========


  Associates at December 31, 2002, which principally affected the Group's financial position and results of operations, all of which are insurance brokers and were accounted for under the equity accounting method, were:

                                                                      Percentage
                                                                    ownership of
Name of associate                                Country            common stock
---------------------------------------------     -------------    -------------
Al-Futtaim Willis Faber (Private) Limited        Dubai                        49
Gras Savoye & Cie ("Gras Savoye")                France                       33
Willis A/S                                       Denmark                      30
Herzfeld & Levy S.A.                             Argentina                    40
=============================================     =============    =============


Note 17 - Other current liabilities

                                                           2002             2001
---------------------------------------------     -------------    -------------
                                                           ($ million)
Amounts owed to parent companies                           90.0            984.2
Income tax and social security                             23.2             15.4
Other payables                                            146.0            135.1
                                                  -------------    -------------
                                                          259.2          1,134.7
=============================================     =============    =============


Note 18 - Bank loans and overdrafts

  Short-term bank loans and overdrafts due in less than one year at December 31, 2002 and 2001, amounted to $3.0 million and $nil, respectively.

  Aggregate maturities of noncurrent bank loans for the five years subsequent to December 31, are as follows:

Bank loans repayable in more than one year                 2002             2001
---------------------------------------------     -------------    -------------
                                                           ($ million)
Between two and three years                                82.8                -
Between three and four years                               74.4             82.8
Between four and five years                                   -            118.3
Thereafter                                                    -            146.9
                                                  -------------    -------------
                                                          157.2            348.0
=============================================     =============    =============

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

                  YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

Note 18 - Bank loans and overdrafts (continued)

Senior credit facility

  During 1998, the Group entered into a credit agreement providing up to $450 million in term loans and $150 million in revolving credit facilities. The credit agreement, as amended, includes a term loan facility under which tranches of the loan mature between 2005 and 2006.

  Pursuant to the credit agreement, the Group makes loan repayments based on the amortization schedule specified in the credit agreement. In addition, during 2002, 2001 and 2000, the Group made non-mandatory early repayments totaling $190.8 million, $59.5 million and $30.0 million, respectively. As a consequence, the Group's next scheduled repayment under the facility is not due until 2005. For the years ended December 31, 2002 and 2001, the weighted-average interest rate relating to all loans under the Senior Credit Facility ranged from 2.75% to 4.31% and 5.63% to 6.88%, respectively; net of an interest rate swap, the ranges were 6.02% to 7.58% and 6.26% to 7.50%, respectively.

  The revolving credit facility is available for working capital requirements and general corporate purposes, subject to certain limitations, until 2005. The revolving credit facility is available for loans denominated in US dollars, pounds sterling and certain other currencies and for letters of credit, including to support loan note guarantees. At December 31, 2002 and 2001 the balance on this facility was $nil.

  The Senior Credit Facility agreement contains numerous operating and financial covenants, including, without limitation, requirements to maintain minimum ratios of adjusted earnings before interest, tax, depreciation and amortization ("EBITDA"), to interest and maximum levels of indebtedness in relation to adjusted EBITDA. In addition, the credit agreement includes covenants relating to limitation on liens, limitations on sales and other disposals of assets, limitations on indebtedness and other liabilities, limitations on capital expenditures, limitations on investments, mergers, acquisitions, loans and advances, limitations on dividends and other distributions, limitations on prepayment, redemption or amendment of the Senior Subordinated Notes, maintenance of property, environmental matters, employee benefit matters, maintenance of insurance, nature of business, compliance with applicable laws, corporate existence and rights, payment of taxes and access to information and properties. At December 31, 2002, the Group was in compliance with all covenants.

9% Senior Subordinated Notes

  In February 1999, Willis North America Inc. ("Willis North America") refinanced a short-term loan by issuing 9% Senior Subordinated Notes due 2009 (the "Notes") in the aggregate principal amount of $550 million. The interest on the Notes is payable semiannually on February 1 and August 1.

  From and after February 1, 2004, Willis North America may redeem the Notes, in whole or in part, at a redemption price equal to 104.5% of the aggregate principal amount of the Notes being redeemed in 2004, which percentage declines by 1.5% per annum over the next years to 100% in 2007, plus accrued and unpaid interest.

  During 2002 and 2001, Willis North America bought back and canceled Notes totaling $29.0 million and $110.7 million. The difference between the market price paid and the book value was not material.

  At December 31, 2002, $408.9 million of Notes were outstanding (2001:
$436.4 million), net of debt issuance costs of $1.3 million (2001:
$2.8 million).

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

                  YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

Note 18 - Bank loans and overdrafts (continued)

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

  The indenture for the Notes contains covenants that, among other things, limit the ability of Willis North America, Willis Group Limited, Willis Partners and some of their subsidiaries to incur additional indebtedness and issue preferred stock; pay dividends or make other distributions; repurchase capital stock or subordinated indebtedness; create liens; enter into some transactions with associates; sell assets and assets of subsidiaries; issue or sell capital stock of some subsidiaries; and enter into some mergers and acquisitions. At December 31, 2002, the Group was in compliance with all covenants.

Note 19 - Other noncurrent liabilities

                                                             2002           2001
--------------------------------------------------    -----------    -----------
                                                             ($ million)
Trade payables                                                6.2            5.4
Accruals and deferred income                                  3.7            1.4
Other payables                                               41.8           45.7
                                                      -----------    -----------
                                                             51.7           52.5
==================================================    ===========    ===========


Note 20 - Operating lease commitments

  The Group leases certain land, buildings and equipment under various operating lease arrangements. Original non-cancelable lease terms typically are between 10 and 20 years and may contain escalation clauses, along with options that permit early withdrawal. The total amount of the minimum rent is expensed on a straight-line basis over the minimum lease period.

  At December 31, 2002 and 2001, the aggregate future minimum rental commitments under all non-cancelable operating lease agreements are as follows:

                                                                               Land and Buildings                  Other
                                                                           --------------------------    --------------------------
                                                                                  2002           2001           2002           2001
-----------------------------------------------------------------------    -----------    -----------    -----------    -----------
                                                                                                 ($ million)
Payments committed to be made within one year for leases expiring:
in less than one year                                                              4.9            4.6            0.5            1.0
between one and five years                                                        21.3           16.5            6.9            3.5
after five years                                                                  28.2           26.5              -              -
                                                                           -----------    -----------    -----------    -----------
                                                                                  54.4           47.6            7.4            4.5
=======================================================================    ===========    ===========    ===========    ===========

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

                  YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

Note 20 - Operating lease commitments (continued)

  As of December 31, 2002, the aggregate future minimum rental commitments under all non-cancelable operating lease agreements are as follows:

                                                                                 Gross rental       Rentals from         Net rental
                                                                                  commitments          subleases        commitments
 -------------------------------------------------------------------------    ---------------    ---------------    ---------------
                                                                                                   ($ million)
2003                                                                                     61.8              (11.1)              50.7
2004                                                                                     50.1               (9.6)              40.5
2005                                                                                     41.7               (8.5)              33.2
2006                                                                                     34.2               (8.1)              26.1
2007                                                                                     33.3               (7.6)              25.7
Thereafter                                                                               84.4              (23.5)              60.9
                                                                              ---------------    ---------------    ---------------
                                                                                        305.5              (68.4)             237.1
 =========================================================================    ===============    ===============    ===============


  Rental expense amounted to $71.1 million, $63.1 million and $66.1 million for the years ended December 31, 2002, 2001 and 2000, respectively. The Group's rental income from subleases was $8.9 million, $5.9 million and $3.9 million for the years ended December 31, 2002, 2001 and 2000, respectively.

Note 21 - Provisions for liabilities and charges

                                                                     Pension           Surplus       Discontinued
                                                    Claims            review        properties         operations
                                             provisions(i)     provision(ii)   provisions(iii)     provisions(iv)             Total
---------------------------------------     --------------    --------------    --------------     --------------    --------------
                                                                                 ($ million)
January 1, 2000                                       55.9              77.3              31.1               37.4             201.7
Charged to income                                     14.6                 -               1.1                  -              15.7
Utilized in the year                                 (14.7)            (20.8)             (7.6)              (6.1)            (49.2)
Exchange and other adjustments                        (3.5)             (5.5)             (1.5)              (0.1)            (10.6)
                                            --------------    --------------    --------------     --------------    --------------
December 31, 2000                                     52.3              51.0              23.1               31.2             157.6
Charged to income                                     28.7                 -               0.9                  -              29.6
Utilized in the year                                 (13.5)            (18.0)             (6.3)              (4.2)            (42.0)
Exchange and other adjustments                        (1.7)             (1.8)             (0.7)              (0.9)             (5.1)
                                            --------------    --------------    --------------     --------------    --------------
December 31, 2001                                     65.8              31.2              17.0               26.1             140.1
Charged to income                                     13.4                 -               1.9               (0.1)             15.2
Utilized in the year                                  (9.0)            (11.8)             (4.9)              (7.1)            (32.8)
Exchange and other adjustments                        (0.2)              3.4               1.3                2.0               6.5
                                            --------------    --------------    --------------     --------------    --------------
December 31, 2002                                     70.0              22.8              15.3               20.9             129.0
=======================================     ==============    ==============    ==============     ==============    ==============


(i) The claims provision represents management's assessment of liabilities that may arise from asserted and unasserted claims for errors and omissions that arise in the ordinary course of the Group's business. Where some of the potential liability is recoverable under the Group's external insurance arrangements, the full assessment of the liability is included in the provision with the associated insurance recovery shown separately as an asset. There were no insurance recoveries recognized as of December 31, 2002 and 2001.

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

                  YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

Note 21 - Provisions for liabilities and charges (continued)

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

(iii) The surplus properties provision relates to future lease rentals of leasehold properties which are surplus to the Group's operational requirements. The provision amount represents the discounted contracted lease payments less an allowance for future rental income.

(iv) The provision for discontinued operations includes estimates for future costs of administering the run-off of the Group's former US and UK underwriting operations. The US underwriting operation was disposed of in 1986 and put into liquidation in 1994. In the UK, Willis Faber (Underwriting Management) Limited ("WFUM"), a wholly-owned subsidiary of the Group provided underwriting agency and other services to certain insurance companies including Sovereign Marine & General Insurance Company Limited ("Sovereign") (in Scheme of Arrangement) (collectively, the "stamp companies") and in 1991 ceased arranging new business on behalf of the stamp companies. Willis Faber Limited has agreed with certain of the stamp companies to fund certain costs of the run-off, subject to agreed guidelines as to timing and amount. Although the Group expects the run-off to be conducted in an orderly manner, it may ultimately prove to be a lengthy and expensive process. The amounts to be funded under the run-off arrangements are currently within the aggregate of the provisions made.

Note 22 - Deferred tax

                                                             2002           2001
--------------------------------------------------    -----------    -----------
                                                             ($ million)
Opening balance as previously stated                         18.0           18.5
Prior year adjustment at January 1                           21.4           25.1
                                                      -----------    -----------
Opening balance restated                                     39.4           43.6
Transfer from income                                         (3.6)          (0.7)
Arising on acquisition                                        2.6              -
Other adjustments                                             1.9            0.2
Prior year adjustment during year ended December
  31, 2001                                                      -           (3.7)
                                                      -----------    -----------
Closing balance                                              40.3           39.4
                                                      ===========    ===========
The net deferred tax asset arises from:
Provisions                                                   24.9           27.4
Deferred compensation                                        18.2           15.7
Net (prepaid)/accrued retirement benefits                    (7.7)           0.4
Tax leasing transactions                                     (9.4)         (11.0)
Short term timing differences                                14.3            6.9
                                                      -----------    -----------
                                                             40.3           39.4
==================================================    ===========    ===========

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

                  YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

Note 22 - Deferred tax (continued)

  The adoption of FRS 19 "Deferred Tax" has required changes in the method of accounting for deferred tax assets and liabilities. As a result of this change in accounting policy, the comparatives have been restated as shown above.

Note 23 - Notes to consolidated statements of cash flows

Reconciliation of operating income to net cash inflow from operating activities                  2002           2001           2000
--------------------------------------------------------------------------------------    -----------    -----------    -----------
                                                                                                         ($ million)
Operating income                                                                                469.4          320.2          196.9
Cash outflow on exceptional items                                                                   -              -          (29.4)
Depreciation charges, loss on sale of tangible fixed assets and unlisted investments             34.6           33.3           39.5
Provision against unlisted investments                                                              -              -            3.8
Amortization of goodwill                                                                          7.2            3.9            3.2
Increase in receivables                                                                        (507.8)      (1,162.7)        (847.7)
Increase in payables                                                                            505.8        1,501.8          956.9
Net movement on provisions                                                                      (18.4)         (13.5)         (10.2)
                                                                                          -----------    -----------    -----------
Net cash inflow from operating activities                                                       490.8          683.0          313.0
======================================================================================    ===========    ===========    ===========

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

                  YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

Note 23 - Notes to consolidated statements of cash flows (continued)

                                                  Cash and overdrafts                                Borrowings
                                          ------------------------------------                 -----------------------
                                                                                                     Due     Due after
                                                                                     Liquid       within     more than
                                               Cash   Overdrafts         Total    resources     one year      one year    Net funds
 -------------------------------------    ---------    ---------     ---------    ---------    ---------     ---------    ---------
                                                                                 ($ million)
January 1, 2000                               179.0        (15.1)        163.9        844.0        (51.7)            -        956.2
Cash flow before management of liquid
  resources and financing                     237.0          1.0         238.0            -            -             -        238.0
Management of liquid resources                (49.3)           -         (49.3)        49.3            -             -            -
Financing                                    (121.6)           -        (121.6)           -        121.6             -            -
Issue of share capital                          9.2            -           9.2            -            -             -          9.2
Non-cash movements                                -            -             -            -       (100.4)            -       (100.4)
Foreign exchange                              (11.5)         1.1         (10.4)       (17.9)       (65.9)            -        (94.2)
                                          ---------    ---------     ---------    ---------    ---------     ---------    ---------
December 31, 2000                             242.8        (13.0)        229.8        875.4        (96.4)            -      1,008.8
Cash flow before management of liquid
  resources and financing                     597.3         12.4         609.7            -            -             -        609.7
Management of liquid resources                 (7.8)           -          (7.8)         7.8            -             -            -
Financing                                    (245.9)           -        (245.9)           -        245.9             -            -
Capital contribution                            0.7            -           0.7            -            -             -          0.7
Non-cash movements                                -            -             -            -        (18.7)            -        (18.7)
Foreign exchange                               (9.6)         0.6          (9.0)       (13.8)       (29.0)            -        (51.8)
                                          ---------    ---------     ---------    ---------    ---------     ---------    ---------
December 31, 2001                             577.5            -         577.5        869.4        101.8             -      1,548.7
Cash flow before management of liquid
  resources and financing                     408.6         (2.8)        405.8            -            -             -        405.8
Management of liquid resources                (54.0)           -         (54.0)        54.0            -             -            -
Financing                                    (301.2)           -        (301.2)           -        215.8          85.4            -
Capital contribution                            3.6            -           3.6            -            -             -          3.6
Non-cash movements                                -            -             -            -        (56.6)            -        (56.6)
Foreign exchange                               30.4         (0.2)         30.2         39.6         (3.0)            -         66.8
                                          ---------    ---------     ---------    ---------    ---------     ---------    ---------
December 31, 2002                             664.9         (3.0)        661.9        963.0        258.0          85.4      1,968.3
 =====================================    =========    =========     =========    =========    =========     =========    =========

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

                  YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

Note 23 - Notes to consolidated statements of cash flows (continued)

Analysis of cash and short-term deposits and liquid resources as shown in the balance
  sheet                                                                                          2002           2001           2000
--------------------------------------------------------------------------------------    -----------    -----------    -----------
                                                                                                         ($ million)
Cash
Cash and short-term deposits                                                                  1,003.4          968.2          640.6
Less: short-term deposits classified as liquid resources                                       (338.5)        (390.7)        (397.8)
                                                                                          -----------    -----------    -----------
                                                                                                664.9          577.5          242.8
======================================================================================    ===========    ===========    ===========
Liquid resources
Current asset investments                                                                       624.5          478.7          477.6
Short-term deposits                                                                             338.5          390.7          397.8
                                                                                          -----------    -----------    -----------
                                                                                                963.0          869.4          875.4
======================================================================================    ===========    ===========    ===========


Note 24 - Financial instruments

  The Group's principal financial instruments, other than derivatives, comprise bank loans and overdrafts, amounts owed to or from the parent companies, Senior Credit Facility and the Notes, cash, deposits and short-term investments. The Group also enters into derivative transactions (principally interest rate swaps and forward foreign currency contracts) in order to manage interest rate and currency risks arising from the Group's operations and its sources of finance. The Group does not hold financial instruments for trading purposes.

  The main risks arising from the Group's financial instruments are interest rate risk, liquidity risk and foreign currency risk. The Board reviews and agrees policies for managing each of these risks as summarized below.

  As permitted by FRS 13, "Derivatives and Other Financial Instruments:
Disclosures", short-term trade debtors and creditors have been omitted from the following analysis.

Interest rate risk

  The Group's operations are financed principally through the Senior Credit Facility, which has a variable interest rate and the Notes, which have a 9% fixed interest rate. Interest rate swaps are used to generate the desired interest rate profile and to manage the Group's exposure to interest rate fluctuations. The Group's policy is to minimize its exposure to increases in interest rates on its borrowings. Accordingly, the majority of the Group's floating rate borrowings are currently hedged through the use of interest rate swaps.

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

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

                  YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

Note 24 - Financial instruments (continued)

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

Liquidity risk

  The Group's objective is to ensure that it has the ability to generate sufficient cash, either from internal or external sources, in a timely and cost-effective manner, to meet its commitments as they fall due. The Group's management of liquidity risk is embedded within its overall risk management framework. Scenario analysis is continually undertaken to ensure that its resources can comfortably meet the Group's liquidity requirements. These resources are supplemented by a $150 million revolving credit facility which expires on November 19, 2005, of which no amount is currently drawn.

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

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

                  YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

Note 24 - Financial instruments (continued)

Interest rate risk profile of financial liabilities

  The interest rate profile of the financial liabilities of the Group, after taking account of interest rate swaps is summarized below:

                                                                              Floating
                                                                                  rate
                                                                             financial     Financial liabilities on
                                  Fixed rate financial liabilities         liabilities    which no interest is paid           Total
                              -----------------------------------------    -----------    --------------------------    -----------
                                                               Weighted
                                                Weighted        average
                                                 average     period for                                     Weighted
                                                interest     which rate                               average period
Currency                           Amount           rate       is fixed         Amount         Amount until maturity
--------------------------    -----------    -----------    -----------    -----------    -----------    -----------    -----------
                              ($ million)            (%)        (years)    ($ million)    ($ million)        (years)    ($ million)
At December 31, 2002
Sterling                                -              -              -              -           38.0              -           38.0
US dollar                           566.1           8.28            4.7            3.0           58.2              -          627.3
                              -----------                                  -----------    -----------                   -----------
                                    566.1                                          3.0           96.2                         665.3
==========================    ===========                                  ===========    ===========                   ===========
At December 31, 2001
Sterling                                -              -              -              -            3.8              -            3.8
US dollar                           764.4           8.05            5.0           20.0          985.6              -        1,770.0
Other currencies                        -              -              -              -            0.2              -            0.2
                              -----------                                  -----------    -----------                   -----------
                                    764.4                                         20.0          989.6                       1,774.0
==========================    ===========                                  ===========    ===========                   ===========


Interest rate risk profile of financial assets

  The interest rate profile of the financial assets of the Group, after taking account of interest rate swaps is summarized below:

                                                                              Floating
                                                                                  rate
                                                                             financial    Financial assets on which
                                     Fixed rate financial assets                assets       no interest is paid              Total
                              -----------------------------------------    -----------    --------------------------    -----------
                                                               Weighted
                                                Weighted        average
                                                 average     period for                                     Weighted
                                                interest     which rate                               average period
Currency                           Amount           rate       is fixed         Amount         Amount until maturity
--------------------------    -----------    -----------    -----------    -----------    -----------    -----------    -----------
                              ($ million)            (%)        (years)    ($ million)    ($ million)        (years)    ($ million)
At December 31, 2002
Sterling                            103.5           6.49            1.1          194.4            5.6              -          303.5
US dollar                           966.2           7.83            3.3          654.0          347.2              -        1,967.4
Japanese yen                            -              -              -           38.5              -              -           38.5
Euro                                 56.3           4.71            1.2          148.6              -              -          204.9
Other currencies                        -              -              -          119.2              -              -          119.2
                              -----------                                  -----------    -----------                   -----------
                                  1,126.0                                      1,154.7          352.8                       2,633.5
==========================    ===========                                  ===========    ===========                   ===========
At December 31, 2001
Sterling                            118.2           6.58            1.2          167.3          895.5              -        1,181.0
US dollar                         1,171.6           6.75            3.2          508.1          195.2              -        1,874.9
Japanese yen                            -              -              -           35.2              -              -           35.2
Euro                                 35.4           4.64            1.5           57.3              -              -           92.7
Other currencies                        -              -              -          141.0              -              -          141.0
                              -----------                                  -----------    -----------                   -----------
                                  1,325.2                                        908.9        1,090.7                       3,324.8
==========================    ===========                                  ===========    ===========                   ===========

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

                  YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

Note 24 - Financial instruments (continued)

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

                                                                              Net foreign currency monetary assets/(liabilities)
                                                                           --------------------------------------------------------
Functional currency of Group operation                                        Sterling      US dollar          Other          Total
-----------------------------------------------------------------------    -----------    -----------    -----------    -----------
                                                                                                 ($ million)
At December 31, 2002
Sterling                                                                             -           (1.3)             -           (1.3)
US dollar                                                                         53.8              -           15.1           68.9
                                                                           -----------    -----------    -----------    -----------
                                                                                  53.8           (1.3)          15.1           67.6
=======================================================================    ===========    ===========    ===========    ===========
At December 31, 2001
Sterling                                                                             -            7.0            0.3            7.3
US dollar                                                                         20.2              -            4.8           25.0
                                                                           -----------    -----------    -----------    -----------
                                                                                  20.2            7.0            5.1           32.3
=======================================================================    ===========    ===========    ===========    ===========


Maturity of financial liabilities

  The maturity profile of the Group's financial liabilities at December 31, is summarized below:

                                                             2002           2001
--------------------------------------------------    -----------    -----------
                                                             ($ million)
On demand or within one year or less                         93.0          984.2
More than one year but not more than two years                6.2            5.4
More than two years but not more than five years            157.2          201.1
More than five years                                        408.9          583.3
                                                      -----------    -----------
                                                            665.3        1,774.0
==================================================    ===========    ===========


Borrowing facilities

  The Group had undrawn committed facilities of $152.3 million, all of which expire in less than five years, available at December 31, 2002 (2001 : $152.1 million, all of which expires in less than five years).

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

                  YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

Note 24 - Financial instruments (continued)

Fair Value

  The estimated fair value of the Group's financial instruments at December 31, is summarized below:

                                                                                      2002                          2001
                                                                           --------------------------    --------------------------
                                                                                  Book      Estimated           Book      Estimated
                                                                                 value     fair value          value     fair value
-----------------------------------------------------------------------    -----------    -----------    -----------    -----------
                                                                                                 ($ million)
Primary financial instruments held or issued to finance the Group's operations
Cash and short term deposits                                                   1,003.4        1,003.4          968.2          968.2
Current asset investments                                                        624.5          628.1          478.7          480.0
Trade receivables                                                                  4.8            4.8            4.7            4.7
Amounts owed by parent companies                                               1,000.8        1,029.6        1,873.2        1,890.8
Short-term bank loans and overdrafts                                              (3.0)          (3.0)             -              -
Trade payables                                                                    (6.2)          (6.2)          (5.4)          (5.4)
Amounts owed to parent companies                                                 (90.0)         (90.0)        (984.2)        (984.2)
Long-term bank loans                                                            (157.2)        (157.2)        (348.0)        (348.0)
Notes                                                                           (408.9)        (437.7)        (436.4)        (453.9)
                                                                           -----------    -----------    -----------    -----------
                                                                               1,968.2        1,971.8        1,550.8        1,552.2
=======================================================================    ===========    ===========    ===========    ===========
Derivative financial instruments held to manage interest rate and currency exposure
Interest rate swaps - assets                                                         -           53.2              -           28.0
                    - liabilities                                                    -           (6.2)             -          (10.3)
Forward foreign exchange contracts - assets                                          -           15.4              -            4.8
                                   - liabilities                                     -           (1.6)             -           (3.2)
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

o Amounts owed by and to parent companies - The estimated fair value of those amounts classified as repayable in less than one year equates with their carrying value due to their short maturities. Amounts owed by parent company and classified as greater than one year have similar terms to the long term bank loans and the Notes and have been discounted on a similar basis.

o Short-term bank loans and overdrafts - The estimated fair value of these financial instruments approximates their carrying values due to their short maturities.

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

                  YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

Note 24 - Financial instruments (continued)

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

Hedges

  Gains and losses on instruments used for hedging are not recognized until the exposure that is being hedged is itself recognized. Unrecognized gains and losses on instruments used for hedging are as follows:

                                                                                                                          Total net
December 31, 2002                                                                               Gains         Losses          gains
--------------------------------------------------------------------------------------    -----------    -----------    -----------
                                                                                                         ($ million)
Unrecognized gains and losses on hedges at January 1, 2002                                       32.8          (13.5)          19.3
Gains and losses arising in previous years that were recognized in 2002                          (2.9)           4.5            1.6
                                                                                          -----------    -----------    -----------
Gains and losses arising before January 1, 2002 that were not recognized in 2002                 29.9           (9.0)          20.9
Gains and losses arising in 2002 that were not recognized in 2002                                38.7            1.2           39.9
                                                                                          -----------    -----------    -----------
Unrecognized gains and losses on hedges at December 31, 2002                                     68.6           (7.8)          60.8
                                                                                          ===========    ===========    ===========
Of which:
Gains and losses expected to be recognized in 2003                                               21.1           (0.9)          20.2
Gains and losses expected to be recognized in 2004 or later                                      47.5           (6.9)          40.6
======================================================================================    ===========    ===========    ===========


                                                                                                                          Total net
December 31, 2001                                                                               Gains         Losses          gains
--------------------------------------------------------------------------------------    -----------    -----------    -----------
                                                                                                         ($ million)
Unrecognized gains and losses on hedges at January 1, 2001                                       19.2           (6.2)          13.0
Gains and losses arising in previous years that were recognized in 2001                          (2.0)           4.5            2.5
                                                                                          -----------    -----------    -----------
Gains and losses arising before January 1, 2001 that were not recognized in 2001                 17.2           (1.7)          15.5
Gains and losses arising in 2001 that were not recognized in 2001                                15.6          (11.8)           3.8
                                                                                          -----------    -----------    -----------
Unrecognized gains and losses on hedges at December 31, 2001                                     32.8          (13.5)          19.3
                                                                                          ===========    ===========    ===========
Of which:
Gains and losses expected to be recognized in 2002                                               12.4           (2.2)          10.2
Gains and losses expected to be recognized in 2003 or later                                      20.4          (11.3)           9.1
======================================================================================    ===========    ===========    ===========

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

                  YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

Note 25 - Pensions

  The Group operates two principal pension schemes, one in the UK and the other in the US. Both schemes are of the defined benefit type and are funded externally. The pension cost of both schemes is assessed in accordance with the advice of professionally qualified actuaries, using the projected unit credit method. The Group's total pension charge for the year was $20.7 million (2001: $18.7 million).

  The most recent actuarial valuation of the UK scheme was at December 31, 2001 and of the US scheme at January 1, 2002. The most recent actuarial valuations have been reviewed and updated as at December 31, 2002 to take account of the requirements of FRS 17 "Retirement Benefits", in order to assess the liabilities of the schemes at December 31, 2002. Scheme assets are stated at their market value at December 31, 2002. The following disclosure illustrates the effect of FRS 17.

Financial assumptions                                                                  UK                            US
-----------------------------------------------------------------------    --------------------------    --------------------------
                                                                                  2002           2001           2002           2001
                                                                           -----------    -----------    -----------    -----------
                                                                                                     (%)
Rate of increase in salaries                                                       3.3            3.5            4.0            5.0
Rate of increase in pensions in payment                                            3.0            3.0              -              -
Discount rate                                                                      5.6            5.8            6.5            7.0
Inflation assumption                                                               2.3            2.5            3.0            4.0
=======================================================================    ===========    ===========    ===========    ===========


Fair value of assets and present value of liabilities                                  UK                            US
-----------------------------------------------------------------------    --------------------------    --------------------------
                                                                                  2002           2001           2002           2001
                                                                           -----------    -----------    -----------    -----------
                                                                                                 ($ million)
Equities                                                                         774.9          917.7          177.6          214.9
Bonds                                                                            172.4          114.0          126.2          125.6
Other                                                                             77.3           78.0              -              -
                                                                           -----------    -----------    -----------    -----------
Total fair value of assets                                                     1,024.6        1,109.7          303.8          340.5
Present value of scheme liabilities                                           (1,189.5)        (971.9)        (416.5)        (371.3)
                                                                           -----------    -----------    -----------    -----------
(Deficit)/surplus                                                               (164.9)         137.8         (112.7)         (30.8)
Related deferred tax                                                              49.5          (41.3)          45.1           12.3
                                                                           -----------    -----------    -----------    -----------
Net pension (liability)/asset                                                   (115.4)          96.5          (67.6)         (18.5)
=======================================================================    ===========    ===========    ===========    ===========


Expected rate of return                                                                UK                            US
-----------------------------------------------------------------------    --------------------------    --------------------------
                                                                                  2002           2001           2002           2001
                                                                           -----------    -----------    -----------    -----------
                                                                                                     (%)
Equities                                                                           7.8            7.6            9.3            9.3
Bonds                                                                              5.4            5.6            7.0            7.0
Other                                                                              5.8            5.8              -              -
=======================================================================    ===========    ===========    ===========    ===========


  The contribution rates for 2002 for the UK and US schemes were 10.0% and 3.0% of pensionable earnings and the agreed contribution rates for 2003 are 11.5% and 4.5% of pensionable earnings, respectively.

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

                  YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

Note 25 - Pensions (continued)


Amounts included within operating profit                         2002
--------------------------------------------------    --------------------------
                                                               UK             US
                                                      -----------    -----------
                                                             ($ million)
Employer's part of current service costs                     25.1           14.1
Past service costs                                          (28.6)             -
                                                      -----------    -----------
Total included within operating profit                       (3.5)          14.1
==================================================    ===========    ===========


Amounts credited to net finance charges                          2002
--------------------------------------------------    --------------------------
                                                               UK             US
                                                      -----------    -----------
                                                             ($ million)
Expected return on pension scheme assets                     82.8           28.7
Interest on pension scheme liabilities                      (57.6)         (25.0)
                                                      -----------    -----------
Total net finance charges                                    25.2            3.7
==================================================    ===========    ===========


Amounts included in the statement of total
  recognized gains and losses                                    2002
--------------------------------------------------    --------------------------
                                                               UK             US
                                                      -----------    -----------
                                                             ($ million)
Difference between expected and actual return on
  assets                                                   (253.4)         (61.9)
Gains and losses arising on the scheme
  liabilities                                               (39.0)          (1.6)
Effects of changes in assumptions underlying the
  present value of scheme liabilities                       (47.8)         (20.1)
                                                      -----------    -----------
Total actuarial gains and losses recognized in
  the statement of total recognized gains and
  losses                                                   (340.2)         (83.6)
==================================================    ===========    ===========


Movement in scheme (deficit)/surplus during the
  year                                                         UK             US
--------------------------------------------------    -----------    -----------
                                                             ($ million)
At January 1, 2002                                          137.8          (29.6)
Current service cost                                        (27.6)         (14.1)
Contributions                                                17.3           10.9
Past service costs                                           28.6              -
Net finance income                                           25.2            3.7
Actuarial (loss)/gain                                      (340.2)         (83.6)
Exchange and other adjustments                               (6.0)             -
                                                      -----------    -----------
At December 31, 2002                                       (164.9)        (112.7)
==================================================    ===========    ===========


                                                                 2002
                                                      --------------------------
History of gains and losses                                    UK             US
--------------------------------------------------    -----------    -----------
Difference between expected and actual return on
  scheme assets:
Amount ($ million)                                         (253.4)         (61.9)
As a percentage of the scheme assets                          25%            20%
Gains and losses arising on the scheme
  liabilities:
Amount ($ million)                                          (39.0)          (1.6)
As a percentage of the present value of the
  scheme liabilities                                           3%              -
Total actuarial gain in the statement of total
  recognized gains and losses:
Amount ($ million)                                         (340.2)         (83.6)
As a percentage of the present value of the
  scheme liabilities                                          29%            20%
==================================================    ===========    ===========

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

                  YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

Note 25 - Pensions (continued)


Profit and loss reserve                                                     2002
-----------------------------------------------------------------    -----------
                                                                     ($ million)
Profit and loss reserve excluding net pension liability                    317.2
Net pension liability                                                     (183.0)
                                                                     -----------
Profit and loss reserve                                                    134.2
=================================================================    ===========


Note 26 - Capital commitments


Capital commitments to acquire fixed assets                  2002           2001
--------------------------------------------------    -----------    -----------
                                                             ($ million)
Expenditure contracted for                                    3.2            2.5
==================================================    ===========    ===========


Note 27 - Contingent liabilities

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

  On inception of an option agreement, the Group records the puts and calls at fair value. The put and call options are subsequently marked to market at each reporting period with changes in value being recognised in the statements of operations.

  On July 23, 1997, the Group entered into an agreement with Gras Savoye whereby, among other things, the co-shareholders of Gras Savoye (other than management) have the right to sell their shares to the Group possibly increasing the Group's ownership interest from 33% to 90%. The option expires in 2011 and Gras Savoye's eligible co-shareholders may exercise their rights from January 1, 2001. In addition, the Group has the right to purchase at least 50.1% of Gras Savoye's shares from the co-shareholders. The call option is exercisable from December 1, 2009. The exact amount payable by the Group under the put and call is based on the greater of a price per Gras Savoye share defined contractually or a formula-based price contingent on Gras Savoye's future results.

  Based on current projections of profitability and exchange rates, the potential amount payable in 2003 from these options is not expected to exceed $245.6 million. Of this balance, $196.9 million relates to Gras Savoye. The total potential amounts payable from all options, based on current projections of profitability and exchange rates, is not expected to exceed $337.8 million (2001: $285.5 million). Of this balance, $236.2 million relates to Gras Savoye.

Financial commitments

  The Company has undertaken to provide certain subsidiaries with financial support to enable them to meet their future operational obligations as they fall due. This financial support does not extend to providing finance for liabilities arising from negligence, breach of contract, breach of trust or any other breach of duty.

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

                  YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

Note 27 - Contingent liabilities (continued)

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

Financing obligations

  The Company has guaranteed, on a joint and several basis with other companies in the Group, the prompt and complete performance of Willis North America in respect of credit facilities ("facilities") made available to that company. The Company together with its affiliate Willis Partners, has guaranteed Willis North America's obligations in respect of the Notes. At December 31, 2002 these facilities amounted to $717.4 million (2001: $937.2 million).

Other

  The Company has given guarantees to bankers and other third parties relating principally to letters of credit amounting to $8.0 million (2001: $7.4 million). The Company has also given guarantees to bankers in respect of commitments entered into by them to provide security for membership of Lloyd's of certain Group employees who are not directors of the Company amounting to $48,300 (2001: $43,500).

  The Company and certain of its UK subsidiaries have given the landlords of some of the leasehold properties occupied by the Group in the UK and the US guarantees in respect of the performance of the lease obligations of the Group companies holding the leases. The operating lease obligations amounted to $140.1 million at December 31, 2002 (2001: $120.1 million).

Claims, lawsuits and proceedings

  The Group is subject to various actual and potential claims, lawsuits and proceedings relating principally to alleged errors and omissions in connection with the placement of insurance and reinsurance in the ordinary course of business. Similar to other corporations, the Group is also subject to a variety of other claims, including those relating to the Group's employment practices. Some of those claims, lawsuits and proceedings seek damages in amounts which could, if assessed, be significant.

  The Group acted as insurance broker, but not as underwriter, for the placement of both property and casualty insurance for a number of entities that were directly impacted by the September 11, 2001 destruction of the World Trade Center complex, including Silverstein Properties L.L.C., which acquired a 99-year leasehold interest in the twin towers and related facilities from the Port Authority of New York and New Jersey in July 2001. There are a number of lawsuits pending in the US between the insured parties and the insurers. Although the Group is not a party to any of these lawsuits, other disputes may arise with respect to the destruction of the World Trade Center complex which could affect the Group.

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

                  YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

Note 27 - Contingent liabilities (continued)

  Most of the claims, lawsuits and proceedings arising in the ordinary course of business are covered by professional indemnity or other appropriate insurance. In respect of self-insured deductibles, the Group has established provisions against these items which are believed to be adequate in the light of current information and legal advice, and the Group adjusts such provisions from time to time according to developments. On the basis of current information, the Group does not expect that the outcome of the actual claims, lawsuits and proceedings to which the Group is subject or potential claims, lawsuits and proceedings, either individually or in the aggregate, will have a material adverse effect on the Group's financial condition, results of operations or liquidity.

Note 28 - Directors' interests in contracts

  The undermentioned director who held office during each of the three years in the period ended December 31, 2002 (except as otherwise indicated) and, where applicable, connected persons (as defined in section 346 of the Companies Act) was an Underwriting Member of Lloyd's:

  RJS Bucknall

  Insurance brokerage subsidiaries of the Company place risks with the syndicates in which the directors or connected persons (as defined above) participate in the normal course of their brokerage activities on the same basis as such subsidiaries do with other Lloyd's syndicates.

  The Company gave J Reeve a guarantee in respect of the performance obligations of Willis Limited, his employing company, in respect of an unfunded pension scheme established for him. The Company has also guaranteed the performance obligations of Willis North America in respect of the pension benefits for BD Johnson and KH Pinkston under the Willis North America Inc. Executive Supplemental Retirement Plan, an unfunded pension plan.

  Save as disclosed above, no director or connected person (as defined above) had any interest either during or at the end of the financial years 2002, 2001, and 2000 in any contract which was significant in relation to the Company's business, or in a contract, transaction or arrangement which required disclosure under section 232 of the Companies Act.

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

                  YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

Note 29 - Related party transactions

  The Group had the following balances with its parent companies at December
31:

                                             2002             2001    Terms
 --------------------------------   -------------    -------------    -------------------------------------------------------------
                                               (million)

Amounts due from Trinity(i)                     -         (L)614.1    Repayable on demand, non interest-bearing
                                           $410.2           $439.2    Repayable in line with repayment of Notes, interest of 70
                                                                      basis points over interest on Notes
                                           $242.6           $348.0    Repayable in line with repayment of term loans, interest of
                                                                      25 basis points over interest on term loans
Amounts due from TA I                      (L)0.5           (L)0.5    Repayable on demand, non interest-bearing
Amounts due from TA IV                     $344.6           $194.8    Repayable on demand, non interest-bearing

Amounts due from Willis Group                $2.0                -    Repayable after six months, interest based on the six-month
  Holdings                                                            US dollar LIBOR
                                             $0.6                -    Repayable on demand, non interest-bearing
Amounts due to Trinity(i)                       -          $(923.0)   Repayable on demand, non interest-bearing
                                         (L)(19.8)        (L)(35.2)   Repayable on demand, non interest-bearing
Amounts due to TA IV                     (L)(36.1)               -    Repayable on demand, non interest-bearing
Amounts due to Willis Group
  Holdings                                      -           $(10.1)   Repayable on demand, non interest-bearing
 ================================   =============    =============    =============================================================


(i) On January 1, 2002, the Company changed its reporting currency to US dollars. As a result, the Group restructured balances owed to and from Trinity to avoid currency exposure being generated from the pounds sterling denominated balances.

  In addition, the following material transactions occurred:

1. Dividends declared for 2002 amounted to $nil (2001: $11.6 million, of which $11.6 million was paid before December 31, 2001).

2.  Interest income for 2002 amounted to $65.4 million (2001: $80.5 million).

3. During 2001, Willis Group Holdings, the Company's ultimate parent company, acquired a 100% interest in Richard N. Goldman & Co., a broker based in San Francisco, California. On January 1, 2002 this interest was hived down to a subsidiary of the Company via TA IV Limited, the Company's immediate parent company. In consideration, the Company issued shares in the amount of $19.6 million to TAIV Limited.

  During 2000, Willis North America acquired from JJ Plumeri, the Chairman and Chief Executive Officer of Willis Group Limited, a 12 1/2% undivided interest in a Citation V Ultra Aircraft for $693,719; at December 31, 2000 this balance was recorded as a payable. This transaction was consummated on terms equivalent to those that prevail in arms-length transactions.

  Kohlberg Kravis Roberts & Co. L.P. and Fisher Capital Corp. LLC, a company for which JR Fisher, a Director of Willis Group Holdings is the managing member and majority owner, render management, consulting and certain other services to the Company for annual fees payable quarterly in arrears. In 2002 and 2001, the Company paid amounts of $1,000,000 in the case of Kohlberg Kravis Roberts & Co. L.P. and $350,000 in the case of Fisher Capital Corp. LLC for those services. Included in accrued expenses is $56,582 and $70,827 payable to Fisher Capital Corp. LLC as of December 31, 2002 and 2001, respectively.

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

                  YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

Note 30 - Differences between accounting principles generally accepted in the United Kingdom and the United States

  The Group's financial statements are prepared in accordance with UK GAAP which differ in certain respects from US GAAP.

Use of estimates

  The preparation of financial statements in conformity with UK and US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the year. In the preparation of these consolidated financial statements, estimates and assumptions have been made by management concerning the selection of useful lives of fixed assets and intangible assets, provisions necessary for trade receivables and liabilities, the carrying value of investments, income tax valuation allowances and other similar evaluations. Actual results could differ from those estimates.

(a) Purchase accounting, goodwill and intangible assets

  Under US GAAP, Trinity's cost of acquiring the Company should be "pushed down", i.e., used to establish a new accounting basis in the Company's separate financial statements. Under UK GAAP, there is no such requirement.

  Under UK GAAP, goodwill (which includes expirations) arising on acquisitions occurring after January 1, 1998 is capitalized and amortized on a straight-line basis over its estimated useful economic life, not exceeding 20 years. Goodwill is evaluated for impairment in the first year following acquisition and in subsequent years when events or circumstances indicate that the carrying value may not be recoverable. Goodwill arising on acquisitions completed before January 1, 1998 was eliminated against retained earnings and other reserves.

  Under UK GAAP, on the disposition of a business acquired before January 1, 1998, goodwill previously eliminated against retained earnings is reinstated and charged to income in arriving at the gain or loss on the disposition of an entity; under US GAAP, only unamortized goodwill is charged.

  Under US GAAP, for periods ended on or before December 31, 2001, goodwill was amortized on a straight-line basis over its useful economic life, not to exceed 40 years. Goodwill was evaluated for impairment when events or changes in circumstances indicated that the carrying value may not have been recoverable. Impairments of goodwill were recognized if expected undiscounted cash flows were not sufficient to recover the carrying value of the asset. If a material impairment was identified, the asset was written down to its estimated fair value, determined based on the present value of expected net cash flows to be generated, using an appropriate discount rate.

  Following the adoption of Statement of Financial Accounting Standards ("SFAS") No. 142 "Goodwill and Other Intangible Assets" ("SFAS 142"), with effect from January 1, 2002, under US GAAP goodwill is capitalized, but not amortized. The Group reviews goodwill for impairment whenever facts or circumstances indicate that the carrying amounts may not be recoverable. When an evaluation is required, the estimated future undiscounted cash flows associated with the underlying business operation are compared to the carrying amount of goodwill to determine if a write-down is required. If such an assessment indicates that the undiscounted future cash flows will not be recovered, the carrying amount is reduced to the estimated fair value. Acquired intangible assets are being amortized on a straight-line basis over their estimated useful life.

  No goodwill impairments were recorded in 2002, 2001 and 2000.

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

                  YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

Note 30 - Differences between accounting principles generally accepted in the United Kingdom and the United States (continued)

  Under UK GAAP, FRS 7 requires the cost of acquisition to include a reasonable estimate of the fair value of the amounts of contingent consideration expected to be payable in the future. Under US GAAP, such consideration is only recognised once the conditions upon which the contingency is based have been satisfied.

(b) Software development costs

  Under UK GAAP, only incremental internal costs relating to the development of a fixed asset should be capitalized. US GAAP (SOP 98-1) requires all internal costs to be capitalized once the appropriate criteria are met.

(c) Pension costs

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

(d) Derivative financial instruments

  The Group enters into forward exchange contracts and other financial instruments which, under UK GAAP, are treated as hedges of future income. Under UK GAAP, amounts payable or receivable in respect of interest rate swaps are recognized in interest income or operating expenses over the period of the contract. Gains and losses in forward foreign exchange contracts are recognized on maturity of the contract. Under US GAAP, the fair value of derivative contracts are recorded in current and noncurrent assets and current and noncurrent liabilities with changes in fair value of effective hedges recorded in other comprehensive income, and changes in fair value of ineffective hedges recorded in general and administrative expenses. Amounts are reclassified from other comprehensive income into earnings when the hedged exposure affects earnings.

  SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") as amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No.133", and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities", was effective for the Group from January 1, 2001. SFAS 133 requires that all derivative instruments be recorded on the balance sheet at fair value. Gains or losses resulting from changes in the value of derivatives are accounted for depending on the intended use of the derivative and whether they qualify for hedge accounting. The adoption of SFAS 133, effective January 1, 2001, resulted in an increase in other comprehensive income, net of tax, of $7.5 million reported as the cumulative effect of adopting an accounting principle.

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

                  YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

Note 30 - Differences between accounting principles generally accepted in the United Kingdom and the United States (continued)

(e) Investments

  Under UK GAAP, certain of the Group's investments, purchased with the intention of holding to maturity, have been valued at amortized cost. For US GAAP purposes, all the Group's investments have been classified as available for sale as they do not qualify for "held-to-maturity" accounting and are reported at fair value with unrealized gains and losses reported in other comprehensive income.

(f) Deferred tax

  Under UK GAAP, deferred tax is provided in full on timing differences which result in an obligation at the balance sheet date to pay more or less tax, at a future date, at rates expected to apply when they reverse based on current tax rates and law. Under US GAAP, the Group accounts for income taxes under the provisions of SFAS No. 109, "Accounting for Income Taxes". SFAS 109 requires recognition of deferred tax assets and liabilities for the estimated future tax consequences of events attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating and capital loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted rates in effect for the year in which the differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the statement of operations in the period in which the enactment date changes. Deferred tax assets and liabilities are reduced through the establishment of a valuation allowance at such time as, based on available evidence, it is more likely than not that the deferred tax assets will not be realized.

  Also, under SFAS 109 there is no time limitation attributed to fair value adjustments for deferred tax arising on acquisition. Hence, any adjustments to deferred tax valuation allowances relating to prior acquisitions are reflected in goodwill.

(g) Restructuring costs

  Under US GAAP, surplus property must be physically segregated from property to be retained for ongoing use within the business in order to be accrued as a restructuring cost. At December 31, 1999, the process of segregating surplus properties arising from the changes to business processes in the North American operations had not been completed and, accordingly, costs accrued under UK GAAP for surplus properties had not been so accrued under US GAAP, this process had been completed by December 31, 2000.

(h) Stock options

  Under UK GAAP, there is no requirement for a subsidiary company to account for stock options granted to its employees by a parent company. Under US GAAP, stock options granted by a parent company to employees of a subsidiary company, should be accounted for in the financial statements of the subsidiary company as if the options were granted by the subsidiary itself. Accordingly, the Group computes compensation costs for each employee stock option granted as the amount by which the quoted market price (or estimated fair value for options granted before the initial public offering) of Willis Group Holdings' common shares on the date of the grant exceeds the amount the employee must pay to acquire the shares.

  The additional information required by SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), is given below.

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

                  YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

Note 30 - Differences between accounting principles generally accepted in the United Kingdom and the United States (continued)

  The effect on net income, comprehensive income and shareholders' equity of applying the aforementioned differences between UK GAAP and US GAAP is summarized as follows:

                                                                                             2002           2001           2000
Net income                                                                                           As restated(i) As restated(i)
----------------------------------------------------------------------------------    -----------    -----------    -----------
                                                                                          ($ million, except per share data)
Net income as reported in the consolidated statements of operations under UK GAAP           297.5          202.9          146.9
Adjustments:
Operating expenses - performance options (h)                                                (80.2)        (158.5)             -
Operating expenses - restructuring costs (g)                                                    -              -          (10.5)
Amortization of goodwill and other intangible assets (a)                                      6.8          (32.1)         (32.1)
Gain on disposal of operations (a)                                                           11.9           23.3            0.3
Gain/(loss) on derivative instruments (d)                                                     1.0            2.2           (2.4)
Software development costs (b)                                                                0.9              -              -
Pension costs (c)                                                                             7.2           12.2           10.5
Interest on tax refund relating to prior acquisition (f)                                        -           (2.3)             -
Tax refund relating to prior acquisition (f)                                                    -           (2.6)             -
Deferred taxes - effect of above adjustments                                                 10.1           14.6           (9.9)
                                                                                      -----------    -----------    -----------
Net income as adjusted to accord with US GAAP                                               255.2           59.7          102.8
                                                                                      -----------    -----------    -----------
Per ordinary share (basic and diluted) as so adjusted
Net income                                                                                 $ 0.53         $ 0.12         $ 0.22
==================================================================================    ===========    ===========    ===========


                                                                                             2002           2001           2000
Comprehensive Income                                                                                 As restated(i) As restated(i)
----------------------------------------------------------------------------------    -----------    -----------    -----------
                                                                                                     ($ million)
Net income as adjusted to accord with US GAAP                                               255.2           59.7          102.8
Other comprehensive income, net of tax:
Foreign currency translation adjustments                                                     (7.3)         (35.5)         (70.8)
Minimum pension liability adjustment (c)                                                   (166.6)             -              -
Net gain on derivative instruments (d)                                                       28.3            5.0              -
Unrealized holding gains (net of tax of $0.6million, $0.1million and $0.6million
  respectively) (e)                                                                           1.6            0.3            2.1
Cumulative effect of accounting change (d)                                                      -            7.5              -
                                                                                      -----------    -----------    -----------
Comprehensive income                                                                        111.2           37.0           34.1
                                                                                      ===========    ===========    ===========
Foreign currency translation adjustments
Beginning of year                                                                          (158.5)        (123.0)         (52.2)
Arising during the year                                                                      (7.3)         (35.5)         (70.8)
                                                                                      -----------    -----------    -----------
End of year                                                                                (165.8)        (158.5)        (123.0)
                                                                                      ===========    ===========    ===========
Unrealized holding gains
Beginning of year                                                                             1.0            0.7           (1.4)
Arising during the year                                                                       1.6            0.3            2.1
                                                                                      -----------    -----------    -----------
End of year                                                                                   2.6            1.0            0.7
==================================================================================    ===========    ===========    ===========

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

                  YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

Note 30 - Differences between accounting principles generally accepted in the United Kingdom and the United States (continued)

                                                             2002           2001
Shareholders' equity                                                 As restated(i)
--------------------------------------------------    -----------    -----------
                                                             ($ million)
Shareholders' equity as reported in the
  consolidated balance sheet                                658.4          330.5
Adjustments:
Fixed Assets
 Intangible assets
   Goodwill - cost (a)                                    1,314.8        1,318.8
         - amortization (a)                                 (99.6)        (106.4)
 Software development costs (b)                               1.0              -
Current assets
 Investments (e)                                              3.6            1.3
 Receivables - derivative instruments (d)                    38.8           18.0
 Pension cost asset (c)                                      28.0           17.4
Noncurrent assets
 Receivables - derivative instruments (d)                    29.8           14.5
 Minimum pension liability adjustment (c)                   (77.3)             -
Current liabilities
 Payables - derivative instruments (d)                       (0.8)          (2.5)
 Deferred consideration (a)                                   4.4              -
Noncurrent liabilities
 Pension costs liability (c)                                (43.0)         (39.6)
 Payables - derivative instruments (d)                       (7.0)         (10.9)
 Minimum pension liability adjustment (c)                  (165.2)             -
 Taxation (f)                                                (8.8)          (6.0)
Provisions for liabilities and charges
 Deferred taxes - effect of above adjustments               110.5           34.9
                                                      -----------    -----------
Shareholders' equity as adjusted to accord with
US GAAP                                                   1,787.6        1,570.0
==================================================    ===========    ===========


(i) The adoption of FRS19 with effect from January 1, 2002 has required changes in the method of accounting for deferred tax assets and liabilities, as disclosed in Note 1. There has been no change in the net income, comprehensive income and shareholders' equity reported under US GAAP at and for the years ended December 31, 2001 and 2000, respectively.

Goodwill and other intangible assets

  The Group adopted SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), with effect from January 1, 2002. Upon initial adoption of SFAS 142, reclassification of the carrying amounts of previously acquired intangible assets was not required.

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

                  YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

Note 30 - Differences between accounting principles generally accepted in the United Kingdom and the United States (continued)

  A reconciliation table is provided to exclude the effect of goodwill amortization in accordance with the transitional disclosures relating to SFAS
142. Results for the year ended December 31, 2002 have been prepared in accordance with SFAS 142.

                                                                                                 2002           2001           2000
--------------------------------------------------------------------------------------    -----------    -----------    -----------
                                                                                             ($ million, except per share data)
Net income as adjusted to accord with US GAAP                                                   255.2           59.7          102.8
Amortization of goodwill                                                                            -           38.1           37.5
                                                                                          -----------    -----------    -----------
Adjusted net income                                                                             255.2           97.8          140.3
                                                                                          ===========    ===========    ===========
Net income per ordinary share (basic and diluted), as reported                                 $ 0.53         $ 0.12         $ 0.22
Amortization of goodwill                                                                            -           0.08           0.07
                                                                                          -----------    -----------    -----------
Adjusted net income per ordinary share (basic and diluted)                                     $ 0.53         $ 0.20         $ 0.29
======================================================================================    ===========    ===========    ===========


  A transitional assessment of goodwill impairment at January 1, 2002 was completed by June 30, 2002. Management concluded that the fair value of the Group's individual reporting units exceeded the carrying value of the net assets including goodwill, and hence this process did not result in any impairment being recorded on adoption of SFAS 142.

Additional information required by SFAS 87

  Willis North America has a 401(k) plan covering all eligible employees of Willis North America and its subsidiaries. The plan allows participants to make pre-tax contributions and the Group provides a matching contribution of 3% of employees' annual eligible compensation. All investment assets of the plan are held in a trust account administered by independent trustees. The Group's 401(k) mandatory matching contributions for 2002, 2001 and 2000 were approximately $4.7 million, $5.2 million and $5.5 million, respectively.

  The pension cost for the Group's two principal pension plans computed in accordance with the requirements of SFAS 87 comprises:

Net pension expense                                                                              2002           2001           2000
--------------------------------------------------------------------------------------    -----------    -----------    -----------
                                                                                                         ($ million)
Service cost                                                                                     39.4           37.0           39.6
Interest cost                                                                                    83.2           77.8           78.1
Expected return on plan assets                                                                 (117.1)        (109.7)        (110.2)
Recognized actuarial gain                                                                        (3.3)         (10.9)         (10.9)
                                                                                          -----------    -----------    -----------
Net pension expense/(benefit)                                                                     2.2           (5.8)         (3.4)
======================================================================================    ===========    ===========    ===========

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

                  YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

Note 30 - Differences between accounting principles generally accepted in the United Kingdom and the United States (continued)

                                                             2002           2001
--------------------------------------------------    -----------    -----------
                                                             ($ million)
Change in benefit obligation
Benefit obligation - beginning of year                    1,343.6        1,283.2
Foreign currency exchange rate changes                      114.7          (30.8)
Service cost                                                 39.4           37.0
Interest cost                                                83.2           77.8
Benefits paid                                               (56.5)         (53.3)
Amendments                                                  (29.3)             -
Actuarial gains and losses                                  108.2           27.7
Employee contribution                                         2.6            2.0
                                                      -----------    -----------
Benefit obligation - end of year                          1,605.9        1,343.6
==================================================    ===========    ===========


                                                             2002           2001
--------------------------------------------------    -----------    -----------
                                                             ($ million)
Change in plan assets
Fair value of plan assets - beginning of year             1,442.0        1,604.0
Foreign currency exchange rate changes                      111.1          (42.8)
Actual return on plan assets                               (201.9)         (87.9)
Employer contributions                                       25.6           20.0
Employee contributions                                        2.6            2.0
Benefits paid                                               (56.5)         (53.3)
                                                      -----------    -----------
Fair value of plan assets - end of year                   1,322.9        1,442.0
==================================================    ===========    ===========


                                                             2002           2001
--------------------------------------------------    -----------    -----------
                                                             ($ million)
Funded status
Plan assets at fair value                                 1,322.9        1,442.0
Benefit obligation                                       (1,605.9)      (1,343.6)
                                                      -----------    -----------
Funded status                                              (283.0)          98.4
Unrecognized net actuarial loss/(gain)                      338.1         (103.8)
Unrecognized prior service cost                             (28.1)          (0.2)
                                                      -----------    -----------
Net asset/(liability) recognized                             27.0           (5.6)
                                                      -----------    -----------
Amounts recognized in the balance sheet consist
  of:
Prepaid benefit cost                                            -           45.5
Accrued benefit liability                                  (215.9)         (51.1)
Accumulated other comprehensive income                      242.9              -
                                                      -----------    -----------
Net asset/(liability) recognized                             27.0          (5.6)
==================================================    ===========    ===========


  The UK plan assets are invested mainly in UK fixed interest and equity securities and non-UK equity securities. The US plan assets are invested mainly in US fixed interest and equity securities.

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

                  YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

Note 30 - Differences between accounting principles generally accepted in the United Kingdom and the United States (continued)

  The major assumptions used in computing the funded status were:

                                                             2002           2001
--------------------------------------------------    -----------    -----------
                                                                 (%)
UK plan
Expected long-term rate of return on plan assets             7.25           7.25
Discount rate                                                5.60           5.75
Expected long-term rate of earnings increases                3.30           3.50
US plan
Expected long-term rate of return on plan assets             8.50           8.50
Discount rate                                                6.50           7.00
Expected long-term rate of earnings increases                4.00           5.00
==================================================    ===========    ===========


  The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the Group's two principal plans are $1,605.9 million, $1,538.8 million and $1,322.9 million, respectively, as of December 31, 2002.

Additional information required under SFAS 109

  In accordance with SFAS 109, the significant components of the net US GAAP deferred tax asset at December 31 are as follows:

                                                             2002           2001
--------------------------------------------------    -----------    -----------
                                                             ($ million)
Deferred tax assets:
 Accrued expenses not currently deductible                   16.4           12.5
 UK capital losses                                           70.7           62.7
 Accrued retirement benefits                                 90.7           19.7
 Provisions                                                  24.9           27.5
 Deferred compensation                                       18.2           15.7
 Stock options                                               45.2           30.4
 Other                                                        6.8            1.5
                                                      -----------    -----------
 Gross deferred tax assets                                  272.9          170.0
 Less: valuation allowance                                  (70.7)         (62.7)
                                                      -----------    -----------
   Net deferred tax assets                                  202.2          107.3
                                                      -----------    -----------
Deferred tax liabilities:
 Financial derivative transactions                          (18.5)          (5.5)
 Tax-leasing transactions                                    (9.4)         (11.0)
 Prepaid retirement benefits                                (13.6)          (8.4)
 Other                                                       (9.9)          (7.1)
                                                      -----------    -----------
   Deferred tax liabilities                                 (51.4)         (32.0)
                                                      -----------    -----------
Net deferred tax assets                                     150.8           75.3
==================================================    ===========    ===========


  The main components of the tax charge attributable to operations are shown in Note 9. A reconciliation of the tax payable at the UK standard corporation tax rate to the charge at the Group's effective tax rate is also shown in Note 9.

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

                  YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

Note 30 - Differences between accounting principles generally accepted in the United Kingdom and the United States (continued)

  At December 31, 2002, the Group had a valuation allowance of $70.7 million (2001: $62.7 million) to reduce its deferred tax assets to estimated realizable value. The valuation allowance relates to the deferred tax assets arising from UK capital loss carryforwards which have no expiration date. UK capital loss carryforwards can only be offset against future UK capital gains.

  At December 31, 2002, the Group had deferred tax assets of $202.2 million, net of the valuation allowance. Management believes, based upon the level of historical taxable income and projections for future taxable income over the periods in which the temporary differences are anticipated to reverse, and prudent and feasible tax-planning strategies, it is more likely than not that the Group will realize the benefits of these deductible differences, net of the valuation allowance. However, the amount of the deferred tax asset considered realizable could be adjusted in the future if estimates of taxable income are revised. In the event that the valuation allowance of $70.7 million at December 31, 2002 (2001: $62.7 million) is reduced in future years to recognize deferred tax assets, $70.7 million (2001: $62.7 million) will be allocated to reduce goodwill.

  The Group recognizes a deferred tax liability related to the undistributed earnings of subsidiaries when the Group expects that it will recover those undistributed earnings in a taxable manner, such as through receipt of dividends or sale of the investments. The Group does not, however, provide for income taxes on the unremitted earnings of certain other subsidiaries where, in management's opinion, such earnings have been indefinitely reinvested in those operations, or will be remitted either in a tax free liquidation or as dividends with taxes substantially offset by foreign tax credits. It is not practical to determine the amount of unrecognized deferred tax liabilities for temporary differences related to these investments.

Consolidated statements of cash flows

  The Consolidated Statements of Cash Flows prepared under UK GAAP presents substantially the same information as that required under US GAAP but may differ with regard to classification of certain items within the statements and as regards the definition of cash under UK GAAP and cash and cash equivalents under US GAAP.

  Under UK GAAP, cash flows are presented separately for operating activities, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, acquisitions and disposals, equity dividends paid, management of liquid resources and financing. US GAAP requires only three categories of cash flow activity to be reported: operating, investing and financing. Cash flows from taxation and returns on investments and servicing of finance shown under UK GAAP would be included as operating activities under US GAAP. Cash flows from capital expenditure and financial investment, acquisitions and disposals, shown separately under UK GAAP, would be included as part of the investing activities under US GAAP. The payment of dividends would be included as a financing activity under US GAAP. Cash, as defined by US GAAP, would include cash equivalents with original maturities of three months or less and would exclude bank overdrafts.

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

                  YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

Note 30 - Differences between accounting principles generally accepted in the United Kingdom and the United States (continued)

  The categories of cash flow activity under US GAAP can be summarized as follows:

                                                                                                 2002           2001           2000
--------------------------------------------------------------------------------------    -----------    -----------    -----------
                                                                                                         ($ million)
Cash provided by operating activities                                                           408.7          321.8          191.0
Cash used in investing activities                                                               (35.2)         (13.8)         (42.9)
Cash used in financing activities                                                              (297.6)        (267.0)        (132.1)
                                                                                          -----------    -----------    -----------
Increase in cash and cash equivalents                                                            75.9           41.0           16.0
Effect of foreign exchange rate changes                                                           8.1           (4.7)          (7.1)
Cash and cash equivalents at start of year                                                      124.1           87.8           78.9
                                                                                          -----------    -----------    -----------
Cash and cash equivalents at end of year                                                        208.1          124.1           87.8
======================================================================================    ===========    ===========    ===========


  Cash and cash equivalents comprise:

                                                                                                 2002           2001           2000
--------------------------------------------------------------------------------------    -----------    -----------    -----------
                                                                                                         ($ million)
As shown on balance sheet:
Cash and short-term deposits                                                                  1,003.4          968.2          640.6
Current asset investments                                                                       624.5          478.7          477.6
                                                                                          -----------    -----------    -----------
                                                                                              1,627.9        1,446.9        1,118.2
Less: Investments with initial maturity of more than three months                               (50.8)         (42.1)         (40.5)
Fiduciary funds - restricted                                                                 (1,369.0)      (1,280.7)        (989.9)
                                                                                          -----------    -----------    -----------
Cash and cash equivalents at end of year                                                        208.1          124.1           87.8
======================================================================================    ===========    ===========    ===========


  Under UK GAAP, funds held in connection with insurance brokerage transactions are included within "Cash and short-term deposits" and "Investments" on the Consolidated Balance Sheets and the movement during the year would be included as part of "Net cash inflow/(outflow) from operating activities" in the Consolidated Statements of Cash Flows. Under US GAAP, such funds would be classified as "Fiduciary funds - restricted", on the Consolidated Balance Sheets and the change would be eliminated in arriving at net cash provided by operations.

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

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

                  YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

Note 30 - Differences between accounting principles generally accepted in the United Kingdom and the United States (continued)

  The fair value of these contracts is recorded in other current and noncurrent assets and liabilities, with changes in the fair value of effective cash flow hedges recorded in other comprehensive income and changes in fair value of ineffective hedges recorded in general and administrative expenses. Amounts are reclassified from other comprehensive income into earnings when the hedged exposure affects earnings. For the year ended December 31, 2002, the Group has recorded a gain of $7.2 million in other comprehensive income relating to changes in the fair value on contracts which are effective cash flow hedges as defined in SFAS 133 (2001: gain $6.4 million). For contracts which were not designated for hedge accounting as defined in SFAS 133, the Group has recorded a gain of $1.9 million in general and administrative expenses representing the change in the fair value for the year ended December 31, 2002 (2001: loss $6.1 million).

  The table below summarizes by major currency the contractual amounts of the Group's forward contracts to exchange foreign currencies for pounds sterling. Foreign currency notional amounts are reported in US dollars translated at spot rates as at December 31.

                                                                 Sell
                                                      --------------------------
                                                          2002(i)           2001
--------------------------------------------------    -----------    -----------
US dollar                                                   125.0          127.5
Euro                                                         81.1           24.7
Japanese yen                                                 29.6           20.4
==================================================    ===========    ===========


(i) Forward exchange contracts range in maturity from 2003 to 2005.

Interest rate agreements

  In order to manage interest rate risk the Group enters into interest rate swaps to receive a fixed rate of interest and pay a variable rate of interest fixed in the various currencies related to the short-term investments. The use of interest rate contracts essentially converts groups of short-term investments to fixed rates. The fair value of these contracts is recorded in other current and noncurrent assets and liabilities, with changes in fair value of effective cash flow hedges recorded in other comprehensive income and changes in fair value of ineffective hedges recorded in general and administrative expenses. Amounts are reclassified from other comprehensive income into earnings when the hedged exposure affects earnings. The Group has designated the interest rate swap agreement, under which Willis North America's LIBOR-based variable rate interest obligations are swapped for fixed rate interest obligations, as a cash flow hedge as defined by SFAS 133 with the fair value recorded in other current liabilities on the balance sheet. Gains of $1.0 million were recorded for the year ended December 31, 2002 (2001: loss $9.2 million). For the year ended December 31, 2002, the Group has recorded gains of $20.0 million in other comprehensive income relating to changes in fair value on contracts which are effective cash flow hedges as defined by SFAS 133 (2001: $7.7 million). For contracts which were not designed for hedge accounting as defined in SFAS 133, the Group has recorded losses of $0.9 million in general and administrative expenses representing the change in fair value for the year ended December 31, 2002 (2001: gain $8.3 million).

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

                  YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

Note 30 - Differences between accounting principles generally accepted in the United Kingdom and the United States (continued)

  The Group's interest rate swaps by major currency at December 31, were:

                                                                                                            Weighted Average
                                                                                                             Interest Rates
                                                                                                      -----------------------------
                                                                         Notional      Termination
                                                                      Amounts (i)            Dates         Receive              Pay
--------------------    ----------------------------------------    -------------    -------------   -------------    -------------
                                                                      ($ million)                              (%)              (%)
2002
US dollars              Receive fixed - pay variable                        878.0           2003-6            5.55             1.64
                        Receive variable - pay fixed                        157.2             2004            1.72             5.10
Pounds sterling         Receive fixed - pay variable                        316.4           2003-5            5.68             4.00
Euro                    Receive fixed - pay variable                        108.9           2003-6            4.70             3.00
2001
US dollars              Receive fixed - pay variable                      1,044.0           2002-6            5.91             4.15
                        Receive variable - pay fixed                        328.0             2006            4.10             5.10
Pounds sterling         Receive fixed - pay variable                        299.4           2002-5            6.19             5.20
Euro                    Receive fixed - pay variable                         89.3           2002-6            4.71             4.27
================================================================    =============    =============   =============    =============


(i) Notional amounts represent US dollar equivalents translated at the spot rate as at December 31.

Credit risk and concentrations of credit risk

  Credit risk represents the accounting loss that would be recognized at the reporting date if counterparties failed completely to perform as contracted and from movements in interest rates and foreign exchange rates. The Group does not anticipate non-performance by counterparties. The Group generally does not require collateral or other security to support financial instruments with credit risk, however, it is the Group's policy to enter into master netting arrangements with counterparties as practical.

  Concentrations of credit risk (whether on or off-balance sheet) that arise from financial instruments exist for groups of customers or counterparties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. Financial instruments on the balance sheet that potentially subject the Group to concentrations of credit risk consists primarily of cash and cash equivalents, accounts receivable and derivatives which are recorded at fair value. The Group maintains a policy providing for the diversification of cash and cash equivalent investments and places such investments in an extensive number of high quality financial institutions to limit the amount of credit risk exposure. Concentrations of credit risk with respect to receivables are limited due to the large number of clients and markets in which the Group does business, as well as the dispersion across many geographic areas. Management does not believe significant risk exists in connection with the Group's concentrations of credit as at December 31, 2002.

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

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

                  YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

Note 30 - Differences between accounting principles generally accepted in the United Kingdom and the United States (continued)

Amended and Restated 1998 Share Purchase and Option Plan

  This plan, which was established on December 18, 1998, provides for the granting of time-based and performance-based options to employees of the Group. There are 30,000,000 shares available for grant under this plan provided, however, that in no event the total number of common shares subject to options and other equity for current and future participants exceed 25% of the equity of the parent on a fully diluted basis. All options granted under this plan are exercisable at (L)2 per share ($3.22 using the year-end exchange rate of (L)1=$1.61) except for 111,111 time-based options which are exercisable at $13.50. No further grants are to be made under this plan.

  Time-based options are earned upon the fulfilment of vesting requirements. Options are generally exercisable in equal instalments of 20% per year over a five-year period commencing on or after December 18, 2000.

  The fulfilment of the vesting requirements for the performance-based options was confirmed on January 1, 2003, upon the achievement of cash flow and EBITDA (as defined in the plan agreements) targets of the Group. Options are generally exercisable in equal instalments of 25% per year over a four-year period commencing on or after December 18, 2001.

Willis Award Plan

  This plan, which was established on July 13, 2000, provides for the granting of time-based options to selected employees who have been identified as superior performers. There are 5,000,000 common shares available for grant under this plan provided, however, that in no event the total number of common shares subject to options and other equity for current and future participants exceed 25% of the equity of Willis Group Holdings on a fully diluted basis. All options granted under this plan are exercisable at (L)2 per share ($3.22 using the year-end exchange rate of (L)1 = $1.61). The options vest immediately on the grant date and are exercisable any time up to July 13, 2010.

2001 Share Purchase and Option Plan

  This plan, which was established on May 3, 2001, provides for the granting of time-based options and various other share-based grants at fair market value to employees of the Group. There are 10,000,000 shares available for grant under this plan. Options are exercisable from the third, sixth or eighth anniversary of grant, although for certain options the exercisable date may accelerate depending on the achievement of certain performance goals. Unless terminated sooner by the board of directors, the 2001 Plan will expire 10 years after its adoption. That termination will not affect the validity of any grant outstanding at that date.

Compensation Expense

  Willis Group Holdings applies the intrinsic value method allowed by Accounting Principles Board ("APB") 25 "Accounting for Stock issued to Employees" in accounting for its stock option plans. Under APB 25, compensation expense resulting from awards under fixed plans (time-based options, options granted pursuant to the Willis Award Plan and various other share-based grants to employees) are measured as the difference between the quoted (or best estimate of) market price, and the exercise price on the measurement date. All fixed plan options have been granted by the parent at an exercise price equal to management's best estimate of the market price at the measurement date, prior to the initial public offering of the parent, and equal to the quoted market price, subsequent to the initial public offering of the parent. Accordingly, pursuant to APB 25 no compensation expense has been recognized for fixed option plans in the statements of operations.

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

                  YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

Note 30 - Differences between accounting principles generally accepted in the United Kingdom and the United States (continued)

  Compensation expense resulting from awards under variable plans (performance-based options) is measured as the difference between the quoted market price and the exercise price at the date when the number of shares is known (the date the performance conditions are satisfied). The cost is recognized over the period the employee performs related services. Estimates of compensation expense were recorded before the measurement date based on the quoted market price of the shares at the intervening dates in situations where it was probable that the performance conditions would be attained.

  Management determined in the third quarter of 2001 that it was probable that the maximum performance condition would be attained. The measurement date under APB 25 was December 31, 2002. Accordingly, compensation expense for the year ended December 31, 2002 of $80.2 million ($66.9 million, net of tax) (2001: $158.5 million, ($132.1 million net of tax)) was recognized based on the 11.1 million (2001: 11.3 million) unforfeited performance options outstanding at that date, a quoted market price of $28.67 (2001: $23.55) and an average elapsed performance period of 85% (2001: 68%).

  Had compensation expense for such plans been determined consistent with the fair value method prescribed by SFAS 123 using the Black-Scholes option-pricing model, the Company's pro forma net income and net income per share would have been:

                                                                                                 2002           2001           2000
--------------------------------------------------------------------------------------    -----------    -----------    -----------
                                                                                               ($ million, except per share data)
Net income as adjusted to accord with US GAAP:
 As reported                                                                                    255.2           59.7          102.8
 Pro forma                                                                                      317.1          185.0           97.7
Net income per share:
 Basic and diluted:
   As reported                                                                                  $0.53          $0.12          $0.22
   Pro forma                                                                                    $0.66          $0.39          $0.21
Assumptions:
 Dividend yield                                                                                    2%             0%             0%
 Expected volatility                                                                              34%            30%            30%
 Risk free interest rate                                                                        2.41%          4.15%          5.26%
 Weighted-average expected life (years)                                                             3              3              3
 Weighted-average fair value of options granted                                                 $5.38          $4.04          $0.82
======================================================================================    ===========    ===========    ===========


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

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

                  YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

Note 30 - Differences between accounting principles generally accepted in the United Kingdom and the United States (continued)

  Time-based stock option transactions under the plans are as follows:

                                                        2002                          2001                          2000
                                             --------------------------    --------------------------    --------------------------
                                                               Weighted                      Weighted                      Weighted
                                                                average                       average                       average
December 31,                                                   exercise                      exercise                      exercise
(shares in thousands)                             Shares       price(i)         Shares       price(i)         Shares       price(i)
-----------------------------------------    -----------    -----------    -----------    -----------    -----------    -----------
Balance, beginning of year                        18,724          $4.65         17,323          $2.90         11,004          $3.00
Granted                                            1,112         $28.18          1,963         $16.93          7,155          $3.00
Exercised                                           (500)         $3.07           (239)         $3.31            (61)         $3.00
Forfeited                                           (326)        $10.05           (323)         $3.07           (775)         $3.00
                                             -----------    -----------    -----------    -----------    -----------    -----------
Balance, end of year                              19,010          $5.98         18,724          $4.37         17,323          $3.00
                                             ===========    ===========    ===========    ===========    ===========    ===========
Options exercisable at year-end                    8,225          $3.22          5,386          $2.90          2,439          $3.00
=========================================    ===========    ===========    ===========    ===========    ===========    ===========


(i) Certain options are exercisable at (L)2.00 per share. Year-end exchange rates of (L)1 = $1.61, (L)1 = $1.45 and (L)1 = $1.50 have been used as of December 31, 2002, 2001 and 2000, respectively.

  A summary of time-based options outstanding and exercisable at December 31, 2002 is as follows:

                                                                       Options outstanding                  Options exercisable
                                                            -----------------------------------------    --------------------------
                                                                              Weighted
                                                                               average
                                                                             remaining       Weighted                      Weighted
                                                                           contractual        average                       average
Range of exercise prices                                         Shares           life       exercise         Shares       exercise
  (shares in thousands)                                     outstanding        (years)          price    exercisable          price
--------------------------------------------------------    -----------    -----------    -----------    -----------    -----------
$3.22                                                            16,132              6          $3.22          8,225          $3.22
$13.50                                                              963              9         $13.50              -              -
$16.95 - $23.32                                                     950              9         $21.43              -              -
$27.95 - $35.75                                                     965             10         $29.39              -              -
--------------------------------------------------------    -----------    -----------    -----------    -----------    -----------
$3.22 - $35.75                                                   19,010              6          $5.98          8,225          $3.22
========================================================    ===========    ===========    ===========    ===========    ===========


  Performance-based stock option transactions under the plans are as follows:

                                                        2002                          2001                          2000
                                             --------------------------    --------------------------    --------------------------
                                                               Weighted                      Weighted                      Weighted
                                                                average                       average                       average
December 31,                                                   exercise                      exercise                      exercise
(shares in thousands)                             Shares       price(i)         Shares       price(i)         Shares       price(i)
-----------------------------------------    -----------    -----------    -----------    -----------    -----------    -----------
Balance, beginning of year                        11,275          $3.22         11,608          $2.90         11,004          $3.00
Granted                                                -              -             25          $2.90          1,379          $3.00
Forfeited                                           (183)         $3.22           (358)         $2.90           (775)         $3.00
                                             -----------    -----------    -----------    -----------    -----------    -----------
Balance, end of year                              11,092          $3.22         11,275          $2.90         11,608          $3.00
                                             ===========    ===========    ===========    ===========    ===========    ===========
Options exercisable at year-end                        -              -              -              -              -              -
=========================================    ===========    ===========    ===========    ===========    ===========    ===========


(i) All options are exercisable at (L)2.00 per share. Year-end exchange rates of (L)1 = $1.61, (L)1 = $1.45 and (L)1 = $1.50 have been used as of
    December 31, 2002, 2001 and 2000, respectively.

  The weighted-average remaining contractual life of performance-based options outstanding at December 31, 2002, was 6 years.

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

                  YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

Note 30 - Differences between accounting principles generally accepted in the United Kingdom and the United States (continued)

Restructuring costs

  The Group recorded a restructuring charge of $18.3 million primarily for employee termination benefits and excess operating lease obligations as a result of restructuring plans during the year ended December 31, 2000.

  In 1999, the Group announced a comprehensive restructuring plan to segment accounts, eliminate unprofitable accounts and activities, consolidate several sales process functions and streamline and centralize client service functions in the North American operations. This restructuring plan resulted in the Group recording a charge of $10.5 million representing excess operating lease obligations (net of expected sublease income) in 2000.

  In 2000, the Group developed a plan to exit certain business lines including the sale of the municipality business of Public Entities National Company ("PENCO"), part of the US wholesale operations, and the sale of certain other non-strategic businesses. As a result of this plan, it was expected that approximately 250 employees would be terminated. The sale of the municipality business of PENCO was completed in January 2001 and the sale of certain third party administration businesses were completed during 2002. Restructuring charges of $7.5 million were recorded by the Group in the fourth quarter of 2000, representing $4.2 million of employee termination benefits and $3.3 million of other exit costs relating to these plans. At December 31, 2002, 239 employees had been transferred or terminated.

  The amounts used in the year ended December 31, 2002, were $3.5 million (2001: $5.6 million; 2000: $9.5 million) representing employee termination benefits of $0.2 million (2001: $2.4 million; 2000: $5.5 million) and excess operating lease obligations and other exit costs of $3.3 million (2001: $3.2 million; 2000: $4.0 million). Consequently, at December 31, 2002, the balance of restructuring charges was $6.1 million (2001: $9.6 million; 2000: $15.2 million), representing employee termination benefits $1.9 million (2001: $2.1 million; 2000: $4.5 million) and excess operating lease obligations and other exit costs of $4.2 million (2001: $7.5 million; 2000: $10.7 million).

Debt and equity securities

  US GAAP requires debt and equity investments to be classified into three categories: held-to-maturity, trading and available-for-sale. All the Group's investments have been classified as available-for-sale.

  The debt securities held at December 31, 2002 comprise:

                                                                             Amortized     Unrealized     Unrealized
                                                                                  cost          gains         losses     Fair value
-----------------------------------------------------------------------    -----------    -----------    -----------    -----------
                                                                                                 ($ million)
US Government securities                                                           6.0            0.6              -            6.6
UK Government securities                                                           2.0            0.1              -            2.1
Other foreign government securities                                               15.6            1.2              -           16.8
Corporate debt securities                                                         27.3            1.6              -           28.9
                                                                           -----------    -----------    -----------    -----------
                                                                                  50.9            3.5              -           54.4
=======================================================================    ===========    ===========    ===========    ===========


  During 2002 sales of debt securities totalled $13.7 million (2001: $14.5 million). Realised gains and losses on debt securities are included in earnings.

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

                  YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

Note 30 - Differences between accounting principles generally accepted in the United Kingdom and the United States (continued)

  Maturities of debt securities held at December 31, 2002 are as follows:

                                                             2002           2001
--------------------------------------------------    -----------    -----------
                                                             ($ million)
after one year through five years                            48.2           41.2
after five years                                              2.7              -
                                                      -----------    -----------
                                                             50.9           41.2
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

  The Group conducts its worldwide insurance brokerage activities through three operating segments: North America, International and Global. Each operating segment exhibits similar economic characteristics, provides similar products and services and distributes same through common distribution channels to a common type or class of customer. In addition, the regulatory environment in each region is similar. Consequently, for financial reporting purposes the Group has aggregated these three operating segments into one reportable segment.

  None of the Group's customers represented more than 10% of the Group's consolidated commissions and fees for the years ended December 31, 2002, 2001 and 2000.

  The Group has not reported revenues from external customers for each product and service or each group of similar products and services as the Group's internal systems do not allow for the generation of such information.

Note 31 - New accounting standards

  The following UK accounting standard has been recently issued:

  FRS 17, "Retirement Benefits", was issued in November 2000, and was initially fully effective for accounting periods ending on or after June 22, 2003. However, the implementation date has since been revised to January 1, 2005. Certain of the disclosure requirements are effective for periods prior to the June 2005 deadline. Those disclosure requirements applicable for the year ended December 31, 2002 are provided in note 25. The standard requires that financial statements reflect at fair value the assets and liabilities arising from an employer's retirement benefit obligations and related funding. The operating costs of providing retirement benefits are recognized in the period in which they are earned together with any related finance costs and changes in the value of the related assets and liabilities. The impact of FRS 17 on the Group's financial position and results has not yet been determined and is currently under review.

  The following US accounting standards have been recently issued:

  In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("SFAS 145"). SFAS 145 addresses a number of different issues and is effective at various dates during 2002 and 2003. The Company has assessed the potential impact of the adoption of SFAS 145 and concluded that there is no material impact to its financial position or results of operations.

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

                  YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

Note 31 - New accounting standards (continued)

  In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". The provisions of SFAS 146 are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The adoption of SFAS 146 at January 1, 2003 did not have a material impact on the Company's financial position or results of operations, but that adoption could, in future, affect the timing of when certain costs associated with exit or disposal activities are recognized.

  In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123" ("SFAS 148"). SFAS 148 amends SFAS 123 to provide alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation. These three alternatives are: (1) the prospective method which recognizes fair value expense for all awards granted in the year of adoption but not previous awards; (2) the modified prospective method which recognizes fair value expense for the unvested portion of all stock options granted, modified, or settled since 1994 (i.e., the unvested portion of the prior awards or those granted in the year of adoption must be recorded using the fair value method); or (3) retroactive restatement method which is similar to the modified prospective method except that all prior periods are restated. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 is effective for fiscal years beginning after December 15, 2002. Management is still assessing the impact of SFAS 148.

  In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 specifies certain accounting and disclosure requirements for guarantees to third parties including indebtedness. FIN 45 is effective on a prospective basis for guarantees issued or modified after December 31, 2002. The Company has assessed the potential impact of the adoption of FIN 45 and concluded that there is no material impact on the Company's financial position or results of operations.

Note 32 - Condensed consolidating financial information

  In February 1999, Willis North America (the "Issuer"), a wholly owned subsidiary of the Company, issued the Notes. The Company and Willis Partners, also a wholly owned subsidiary of the Company, jointly and severally, fully and unconditionally, irrevocably guaranteed the prompt and complete performance of Willis North America in respect of the Notes.

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

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

                  YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

Note 32 - Condensed consolidating financial information (continued)

  All financial statements are prepared according to UK GAAP and reconciled with US GAAP.

                                                                            Year ended December 31, 2002
                                                  ---------------------------------------------------------------------------------
                                                         The        Willis
Consolidated Statement of Operations                 Company      Partners     The Issuer         Other  Eliminations  Consolidated
----------------------------------------------    ----------    ----------     ----------    ----------    ----------    ----------
                                                                                     ($ million)
Operating revenues                                       0.3             -          755.3         994.5         (15.9)      1,734.2
Operating expenses                                       2.7             -         (601.9)       (696.9)         31.3      (1,264.8)
                                                  ----------    ----------     ----------    ----------    ----------    ----------
Operating income                                         3.0             -          153.4         297.6          15.4         469.4
Share of operating profit/(loss) of
  associates                                               -             -              -          14.6          (0.5)         14.1
Gain/(loss) on disposal/closure of operations              -             -           17.2          (1.4)        (14.3)          1.5
Equity accounted subsidiaries                          406.4             -              -             -        (406.4)            -
Interest income                                         66.2             -           46.0         (31.8)        (15.0)         65.4
Interest expense                                           -         (30.9)         (61.3)         (1.7)         30.9         (63.0)
                                                  ----------    ----------     ----------    ----------    ----------    ----------
Income/(loss) before taxation                          475.6         (30.9)         155.3         277.3        (389.9)        487.4
Taxation                                              (178.1)            -          (54.8)        (86.8)        141.6        (178.1)
Equity minority interests                                  -             -              -          (0.6)        (11.2)        (11.8)
                                                  ----------    ----------     ----------    ----------    ----------    ----------
Net income/(loss)                                      297.5         (30.9)         100.5         189.9        (259.5)        297.5
Adjustments to accord with US GAAP
Operating expenses - performance options                   -             -          (34.5)        (45.7)            -         (80.2)
Amortization of goodwill and other intangible
  assets                                                   -             -              -             -           6.8           6.8
Gain on the disposal of operations                         -             -              -             -          11.9          11.9
Gain on derivative instruments                             -             -              -           1.0             -           1.0
Capitalized software development costs                     -             -              -           0.9             -           0.9
Pension costs                                              -             -           (3.4)         10.6             -           7.2
Equity accounted subsidiaries                          (42.3)            -              -             -          42.3             -
Taxation                                                   -             -           14.6          (3.3)         (1.2)         10.1
                                                  ----------    ----------     ----------    ----------    ----------    ----------
Net income/(loss) as adjusted to accord with
  US GAAP                                              255.2         (30.9)          77.2         153.4        (199.7)        255.2
==============================================    ==========    ==========     ==========    ==========    ==========    ==========

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

                  YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

Note 32 - Condensed consolidating financial information (continued)

  All financial statements are prepared according to UK GAAP and reconciled with US GAAP.

                                                                 Year ended December 31, 2001 - As restated (Note 1)
                                                  ---------------------------------------------------------------------------------
                                                         The        Willis
Consolidated Statement of Operations                 Company      Partners     The Issuer         Other  Eliminations  Consolidated
----------------------------------------------    ----------    ----------     ----------    ----------    ----------    ----------
                                                                                     ($ million)
Operating revenues                                       4.6             -          661.1         779.0         (21.0)      1,423.7
Operating expenses                                      (2.0)            -         (531.0)       (565.0)         (5.5)     (1,103.5)
                                                  ----------    ----------     ----------    ----------    ----------    ----------
Operating income/(loss)                                  2.6             -          130.1         214.0         (26.5)        320.2
Share of operating profit/(loss) of
  associates                                               -             -              -          12.4          (2.0)         10.4
Loss on disposal/closure of operations                     -             -              -          (5.3)         (0.6)         (5.9)
Equity accounted subsidiaries                          170.4             -              -             -        (170.4)            -
Interest income                                        146.3             -           64.0         184.9        (311.4)         83.8
Interest expense                                           -         (33.8)         (78.8)        (24.2)         54.8         (82.0)
                                                  ----------    ----------     ----------    ----------    ----------    ----------
Income/(loss) before taxation                          319.3         (33.8)         115.3         381.8        (456.1)        326.5
Taxation                                              (116.4)            -          (30.4)        (61.1)         91.5        (116.4)
Equity minority interests                                  -             -              -          (0.3)         (6.9)         (7.2)
                                                  ----------    ----------     ----------    ----------    ----------    ----------
Net income/(loss)                                      202.9         (33.8)          84.9         320.4        (371.5)        202.9

Adjustments to accord with US GAAP
Operating expenses - performance options                   -             -          (69.8)        (88.7)            -        (158.5)
Amortization of goodwill and other intangible
  assets                                                   -             -              -             -         (32.1)        (32.1)
Gain on the disposal of operations                         -             -              -             -          23.3          23.3
Gain on derivative instruments                             -             -              -           2.2             -           2.2
Pension costs                                              -             -            4.6           7.6             -          12.2
Interest on tax refund relating to prior
  acquisition                                              -             -           (2.3)            -             -          (2.3)
Tax refund relating to prior acquisition                   -             -           (2.6)            -             -          (2.6)
Equity accounted subsidiaries                         (143.2)            -              -             -         143.2             -
Taxation                                                   -             -           24.9          (2.3)         (8.0)         14.6
                                                  ----------    ----------     ----------    ----------    ----------    ----------
Net income/(loss) as adjusted to accord with
  US GAAP                                               59.7         (33.8)          39.7         239.2        (245.1)         59.7
==============================================    ==========    ==========     ==========    ==========    ==========    ==========

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

                  YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

Note 32 - Condensed consolidating financial information (continued)

                                                            Year ended December 31, 2000 - As restated (Note 1)
                                        -------------------------------------------------------------------------------------------
Consolidated Statement of                        The          Willis
  Operations                                 Company        Partners      The Issuer          Other    Eliminations    Consolidated
------------------------------------    ------------    ------------    ------------   ------------    ------------    ------------
                                                                                ($ million)
Operating revenues                               3.3               -           614.3          710.6           (22.8)        1,305.4
Operating expenses                              (1.1)              -          (539.1)        (543.1)          (25.2)       (1,108.5)
                                        ------------    ------------    ------------   ------------    ------------    ------------
Operating income/(loss)                          2.2               -            75.2          167.5           (48.0)          196.9
Share of operating profit/(loss) of
  associates                                       -               -               -            9.2            (2.2)            7.0
Gain/(loss) on disposal/closure of
  operations                                     0.3               -            (7.9)         145.0          (145.1)           (7.7)
Equity accounted subsidiaries                  139.0               -               -              -          (139.0)              -
Interest income                                 52.8               -            79.4          107.3          (151.3)           88.2
Interest expense                                   -           (38.0)          (84.9)         (25.6)           60.7           (87.8)
                                        ------------    ------------    ------------   ------------    ------------    ------------
Income/(loss) before taxation                  194.3           (38.0)           61.8          403.4          (424.9)          196.6
Taxation                                       (47.4)              -           (11.6)         (40.9)           52.5           (47.4)
Equity minority interests                          -               -               -           (0.3)           (2.0)           (2.3)
                                        ------------    ------------    ------------   ------------    ------------    ------------
Net income/(loss)                              146.9           (38.0)           50.2          362.2          (374.4)          146.9
Adjustments to accord with US GAAP
Operating expenses - restructuring
  costs                                            -               -           (10.5)             -               -           (10.5)
Amortization of goodwill and other
  intangible assets                                -               -               -              -           (32.1)          (32.1)
Gain on the disposal of operations                 -               -               -              -             0.3             0.3
Revaluation of forward exchange
  contracts and other financial
  instruments                                      -               -               -           (2.4)              -            (2.4)
Pension costs                                      -               -            10.8           (0.3)              -            10.5
Equity accounted subsidiaries                  (44.1)              -               -              -            44.1               -
Taxation                                           -               -             0.5           (0.3)          (10.1)           (9.9)
                                        ------------    ------------    ------------   ------------    ------------    ------------
Net income/(loss) as adjusted to
  accord with US GAAP                          102.8           (38.0)           51.0          359.2          (372.2)          102.8
====================================    ============    ============    ============   ============    ============    ============

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

                  YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

Note 32 - Condensed consolidating financial information (continued)

                                                                               As at December 31, 2002
                                                  ---------------------------------------------------------------------------------
                                                         The        Willis
Consolidated Balance Sheet                           Company      Partners     The Issuer         Other  Eliminations  Consolidated
----------------------------------------------    ----------    ----------     ----------    ----------    ----------    ----------
                                                                                     ($ million)
ASSETS
Current assets
Cash and short-term deposits                               -             -          169.2         834.2             -       1,003.4
Investments                                                -             -          243.4         381.1             -         624.5
Accounts receivable                                  1,153.6           0.1        3,841.4       4,148.6      (1,327.1)      7,816.6
                                                  ----------    ----------     ----------    ----------    ----------    ----------
 Total current assets                                1,153.6           0.1        4,254.0       5,363.9      (1,327.1)      9,444.5
                                                  ----------    ----------     ----------    ----------    ----------    ----------
Fixed assets
Intangible assets - goodwill                               -             -            4.0         140.2         (28.5)        115.7
Tangible assets                                            -             -           53.6         158.3             -         211.9
Investments                                            204.5         506.9            0.9       1,583.9      (2,248.8)         47.4
Equity accounted subsidiaries                         (324.3)            -              -             -         324.3             -
                                                  ----------    ----------     ----------    ----------    ----------    ----------
 Total fixed assets                                   (119.8)        506.9           58.5       1,882.4      (1,953.0)        375.0
                                                  ----------    ----------     ----------    ----------    ----------    ----------
Total assets                                         1,033.8         507.0        4,312.5       7,246.3      (3,280.1)      9,819.5
==============================================    ==========    ==========     ==========    ==========    ==========    ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable                                           -             -        2,858.3       4,866.5             -       7,724.8
Corporate tax payable                                   13.3             -           24.1          65.9          65.4         168.7
Accruals and deferred income                             0.3             -           25.9         207.7             -         233.9
Other current liabilities                              361.8         140.2          398.7         365.4      (1,003.9)        262.2
                                                  ----------    ----------     ----------    ----------    ----------    ----------
 Total current liabilities                             375.4         140.2        3,307.0       5,505.5        (938.5)      8,389.6
                                                  ----------    ----------     ----------    ----------    ----------    ----------
Noncurrent liabilities
Bank loans and loan notes                                  -             -          566.1             -             -         566.1
Other noncurrent liabilities                               -         400.0           39.6          12.1        (400.0)         51.7
                                                  ----------    ----------     ----------    ----------    ----------    ----------
 Total noncurrent liabilities                              -         400.0          605.7          12.1        (400.0)        617.8
                                                  ----------    ----------     ----------    ----------    ----------    ----------
Provisions for liabilities and charges                     -             -           18.1          79.9          31.0         129.0
Equity minority interests                                  -             -              -           1.9          22.8          24.7
                                                  ----------    ----------     ----------    ----------    ----------    ----------
 Total liabilities and minority interests              375.4         540.2        3,930.8       5,599.4      (1,284.7)      9,161.1
                                                  ----------    ----------     ----------    ----------    ----------    ----------
 Total shareholders' equity                            658.4         (33.2)         381.7       1,646.9      (1,995.4)        658.4
                                                  ----------    ----------     ----------    ----------    ----------    ----------
Total liabilities and shareholders' equity           1,033.8         507.0        4,312.5       7,246.3      (3,280.1)      9,819.5
==============================================    ==========    ==========     ==========    ==========    ==========    ==========

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

                  YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

Note 32 - Condensed consolidating financial information (continued)

                                                                               As at December 31, 2002
                                                  ---------------------------------------------------------------------------------
                                                         The        Willis
Consolidated Balance Sheet                           Company      Partners     The Issuer         Other  Eliminations  Consolidated
----------------------------------------------    ----------    ----------     ----------    ----------    ----------    ----------
                                                                                     ($ million)
Total shareholders' equity under UK GAAP               658.4         (33.2)         381.7       1,646.9      (1,995.4)        658.4
Adjustments to accord with US GAAP
Fixed assets
 Goodwill and other intangible assets                      -             -              -             -       1,215.2       1,215.2
 Software development costs                                -             -              -           1.0             -           1.0
 Equity accounted subsidiaries                       1,129.2             -              -             -      (1,129.2)            -
Current assets
 Investments                                               -             -              -           3.6             -           3.6
 Receivables - derivative instruments                      -             -              -          38.8             -          38.8
 Pension cost asset                                        -             -              -          28.0             -          28.0
Noncurrent assets
 Receivables - derivative instruments                      -             -              -          29.8             -          29.8
 Minimum pension liability adjustment                      -             -              -         (77.3)            -         (77.3)
Current liabilities
 Payables - derivative instruments                         -             -              -          (0.8)            -          (0.8)
 Deferred consideration                                    -             -              -             -           4.4           4.4
Noncurrent liabilities
 Pension cost liability                                    -             -          (43.0)            -             -         (43.0)
 Payables - derivative instruments                         -             -           (6.1)         (0.9)            -          (7.0)
 Minimum pension liability adjustment                      -             -          (30.0)       (135.2)            -        (165.2)
 Taxation                                                  -             -              -             -          (8.8)         (8.8)
Deferred taxes - effect of above adjustments               -             -           76.0          34.5             -         110.5
                                                  ----------    ----------     ----------    ----------    ----------    ----------
Shareholders' equity as adjusted to accord
  with US GAAP                                       1,787.6         (33.2)         378.6       1,568.4      (1,913.8)      1,787.6
==============================================    ==========    ==========     ==========    ==========    ==========    ==========

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

                  YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

Note 32 - Condensed consolidating financial information (continued)

                                                                   As at December 31, 2001 - As restated (Note 1)
                                                  ---------------------------------------------------------------------------------
                                                         The        Willis
Consolidated Balance Sheet                           Company      Partners     The Issuer         Other  Eliminations  Consolidated
----------------------------------------------    ----------    ----------     ----------    ----------    ----------    ----------
                                                                                     ($ million)
ASSETS
Current assets
Cash and short-term deposits                               -             -           61.0         907.1           0.1         968.2
Investments                                                -             -          258.7         220.0             -         478.7
Accounts receivable                                  1,221.1             -        3,756.3       3,861.6      (1,062.7)      7,776.3
                                                  ----------    ----------     ----------    ----------    ----------    ----------
 Total current assets                                1,221.1             -        4,076.0       4,988.7      (1,062.6)      9,223.2
                                                  ----------    ----------     ----------    ----------    ----------    ----------
Fixed assets
Intangible assets - goodwill                               -             -            2.7         131.9         (89.9)         44.7
Tangible assets                                            -             -           51.5         133.6             -         185.1
Investments                                            181.2         506.9            1.2       1,406.1      (2,024.7)         70.7
Equity accounted subsidiaries                         (571.0)            -              -             -         571.0             -
                                                  ----------    ----------     ----------    ----------    ----------    ----------
 Total fixed assets                                   (389.8)        506.9           55.4       1,671.6      (1,543.6)        300.5
                                                  ----------    ----------     ----------    ----------    ----------    ----------
Total assets                                           831.3         506.9        4,131.4       6,660.3      (2,606.2)      9,523.7
==============================================    ==========    ==========     ==========    ==========    ==========    ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable                                           -             -        2,600.8       4,195.5             -       6,796.3
Corporate tax payable                                    4.5             -            8.0          56.9          39.1         108.5
Accruals and deferred income                             0.4             -           29.7         131.1             -         161.2
Other current liabilities                              495.9         112.4          364.6         871.0        (709.2)      1,134.7
                                                  ----------    ----------     ----------    ----------    ----------    ----------
 Total current liabilities                             500.8         112.4        3,003.1       5,254.5        (670.1)      8,200.7
                                                  ----------    ----------     ----------    ----------    ----------    ----------
Noncurrent liabilities
Bank loans and loan notes                                  -             -          784.4             -             -         784.4
Other noncurrent liabilities                               -         400.0           43.5           9.0        (400.0)         52.5
                                                  ----------    ----------     ----------    ----------    ----------    ----------
 Total noncurrent liabilities                              -         400.0          827.9           9.0        (400.0)        836.9
                                                  ----------    ----------     ----------    ----------    ----------    ----------
Provisions for liabilities and charges                     -             -           25.2          94.5          20.4         140.1
Equity minority interests                                  -             -              -           0.6          14.9          15.5
                                                  ----------    ----------     ----------    ----------    ----------    ----------
 Total liabilities and minority interests              500.8         512.4        3,856.2       5,358.6      (1,034.8)      9,193.2
                                                  ----------    ----------     ----------    ----------    ----------    ----------
 Total shareholders' equity                            330.5          (5.5)         275.2       1,301.7      (1,571.4)        330.5
                                                  ----------    ----------     ----------    ----------    ----------    ----------
Total liabilities and shareholders' equity             831.3         506.9        4,131.4       6,660.3      (2,606.2)      9,523.7
==============================================    ==========    ==========     ==========    ==========    ==========    ==========
Total shareholders' equity under UK GAAP               330.5          (5.5)         275.2       1,301.7      (1,571.4)        330.5
Adjustments to accord with US GAAP
Fixed assets
 Goodwill and other intangible assets                      -             -              -             -       1,212.4       1,212.4
 Equity accounted subsidiaries                       1,239.5             -              -             -      (1,239.5)            -
Current assets
 Investments                                               -             -              -           1.3             -           1.3
 Receivables - derivative instruments                      -             -              -          18.0             -          18.0
 Pension cost asset                                        -             -              -          17.4             -          17.4
Noncurrent assets
 Receivables - derivative instruments                      -             -              -          14.5             -          14.5
Current liabilities
 Payables - derivative instruments                         -             -              -          (2.5)            -          (2.5)
Noncurrent liabilities
 Pension cost liability                                    -             -          (39.6)            -             -         (39.6)
 Payables - derivative instruments                         -             -           (7.8)         (3.1)            -         (10.9)
 Taxation                                                  -             -              -             -          (6.0)         (6.0)
Deferred taxes - effect of above adjustments               -             -           48.4         (13.5)            -          34.9
                                                  ----------    ----------     ----------    ----------    ----------    ----------
Shareholders' equity as adjusted to accord
  with US GAAP                                       1,570.0          (5.5)         276.2       1,333.8      (1,604.5)      1,570.0
==============================================    ==========    ==========     ==========    ==========    ==========    ==========

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

                  YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

Note 32 - Condensed consolidating financial information (continued)

                                                                               Year ended December 31, 2002
                                                       ----------------------------------------------------------------------------
                                                             The        Willis          The
Consolidated Statement of Cash Flows                     Company      Partners       Issuer        Other  Eliminations Consolidated
---------------------------------------------------    ---------     ---------    ---------    ---------     ---------    ---------
                                                                                       ($ million)
Net cash inflow from operating activities                      -             -        244.3        246.5             -        490.8
Dividends from associates                                      -             -            -          3.0             -          3.0
Net cash inflow/(outflow) for returns on
  investment and servicing of finance                       27.6         (27.6)         7.5         58.1         (63.4)         2.2
Taxation                                                     1.9             -        (38.5)       (33.6)            -        (70.2)
Net cash outflow for capital expenditure and
  financial investment                                         -             -        (15.0)       (28.5)            -        (43.5)
Net cash inflow for acquisitions and disposals                 -             -         18.2          5.3             -         23.5
Equity dividends paid                                          -             -            -        (63.4)         63.4            -
                                                       ---------     ---------    ---------    ---------     ---------    ---------
Cash flow before management of liquid resources
  and financing                                             29.5         (27.6)       216.5        187.4             -        405.8
Management of liquid resources                                 -             -        (50.4)        (3.6)            -        (54.0)
Net cash (outflow)/inflow from financing                   (29.4)         27.6       (123.7)      (172.1)            -       (297.6)
                                                       ---------     ---------    ---------    ---------     ---------    ---------
Increase in cash in the year                                 0.1             -         42.4         11.7             -         54.2
===================================================    =========     =========    =========    =========     =========    =========
Consolidated Statement of Cash Flows in accordance
  with US GAAP
Cash provided by/(used in) operating activities             29.5         (27.6)       224.8        245.4         (63.4)       408.7
Cash used in investing activities                              -             -        (34.8)        (0.4)            -        (35.2)
Cash (used in)/provided by financing activities            (29.4)         27.6       (123.7)      (235.5)         63.4       (297.6)
                                                       ---------     ---------    ---------    ---------     ---------    ---------
Increase in cash and cash equivalents                        0.1             -         66.3          9.5             -         75.9
Effect of foreign exchange rate changes                        -             -            -          8.1             -          8.1
Cash and cash equivalents at start of year                     -             -         30.2         93.9             -        124.1
                                                       ---------     ---------    ---------    ---------     ---------    ---------
Cash and cash equivalents at end of year                     0.1             -         96.5        111.5             -        208.1
===================================================    =========     =========    =========    =========     =========    =========

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

                  YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

Note 32 - Condensed consolidating financial information (continued)

                                                                               Year ended December 31, 2001
                                                       ----------------------------------------------------------------------------
                                                             The        Willis          The
Consolidated Statement of Cash Flows                     Company      Partners       Issuer        Other  Eliminations Consolidated
---------------------------------------------------    ---------     ---------    ---------    ---------     ---------    ---------
                                                                                       ($ million)
Net cash inflow from operating activities                      -             -        302.9        380.1             -        683.0
Dividends from associates                                      -             -            -          3.7             -          3.7
Net cash inflow/(outflow) for returns on
  investment and servicing of finance                      116.2         (33.8)        11.2        186.7        (277.6)         2.7
Taxation                                                    (4.8)            -        (31.5)        (5.0)            -        (41.3)
Net cash outflow for capital expenditure and
  financial investment                                         -             -        (24.0)       (11.7)            -        (35.7)
Net cash (outflow)/inflow for acquisitions and
  dispositions                                              (0.7)            -          3.0         16.8             -         19.1
Equity dividends paid                                      (21.8)            -            -       (277.6)        277.6        (21.8)
                                                       ---------     ---------    ---------    ---------     ---------    ---------
Cash flow before management of liquid resources
  and financing                                             88.9         (33.8)       261.6        293.0             -        609.7
Management of liquid resources                                 -             -         (2.0)        (5.8)            -         (7.8)
Net cash (outflow)/inflow from financing                   (89.2)         33.8       (218.9)        29.1             -       (245.2)
                                                       ---------     ---------    ---------    ---------     ---------    ---------
(Decrease)/increase in cash in the year                     (0.3)            -         40.7        316.3             -        356.7
===================================================    =========     =========    =========    =========     =========    =========
Consolidated Statement of Cash Flows in accordance
  with US GAAP
Cash provided by/(used in) operating activities            111.5         (33.8)       258.1        263.6        (277.6)       321.8
Cash (used in)/provided by investing activities             (0.7)            -        (16.1)         3.0             -        (13.8)
Cash (used in)/provided by financing activities           (110.9)         33.8       (220.4)      (247.1)        277.6       (267.0)
                                                       ---------     ---------    ---------    ---------     ---------    ---------
(Decrease)/increase in cash and cash equivalents            (0.1)            -         21.6         19.5             -         41.0
Effect of foreign exchange rate changes                        -             -            -         (4.7)            -         (4.7)
Cash and cash equivalents at start of year                   0.1             -          8.6         79.1             -         87.8
                                                       ---------     ---------    ---------    ---------     ---------    ---------
Cash and cash equivalents at end of year                       -             -         30.2         93.9             -        124.1
===================================================    =========     =========    =========    =========     =========    =========

                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

                  YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

Note 32 - Condensed consolidating financial information (continued)

                                                                               Year ended December 31, 2000
                                                       ----------------------------------------------------------------------------
                                                             The        Willis
Consolidated Statement of Cash Flows                     Company      Partners   The Issuer        Other  Eliminations Consolidated
---------------------------------------------------    ---------     ---------    ---------    ---------     ---------    ---------
                                                                                       ($ million)
Net cash (outflow)/inflow from operating
  activities                                                   -          (0.2)        99.3        213.9             -        313.0
Dividends from associates                                      -             -            -          4.9             -          4.9
Net cash inflow/(outflow) for returns on
  investment and servicing of finance                       41.2         (37.6)         7.7        104.0        (113.3)         2.0
Taxation                                                    (6.4)            -        (14.4)        (6.5)            -        (27.3)
Net cash outflow for capital expenditure and
  financial investment                                         -             -         (9.1)       (16.4)            -        (25.5)
Net cash outflow for acquisitions and disposals                -             -         (1.4)        (7.3)            -         (8.7)
Equity dividends paid                                      (20.4)            -            -       (113.3)        113.3        (20.4)
                                                       ---------     ---------    ---------    ---------     ---------    ---------
Cashflow before management of liquid resources and
  financing                                                 14.4         (37.8)        82.1        179.3             -        238.0
Management of liquid resources                                 -             -        (51.7)         2.4             -        (49.3)
Net cash (outflow)/inflow from financing                   (26.7)         37.6        (42.9)       (80.4)            -       (112.4)
                                                       ---------     ---------    ---------    ---------     ---------    ---------
(Decrease)/increase in cash in the year                    (12.3)         (0.2)       (12.5)       101.3             -         76.3
===================================================    =========     =========    =========    =========     =========    =========
Consolidated Statement of Cash Flows in accordance
  with US GAAP
Cash provided by/(used in) operating activities             34.9         (37.8)        53.5        253.7        (113.3)       191.0
Cash used in investing activities                              -             -        (10.5)       (32.4)            -        (42.9)
Cash (used in)/provided by financing activities            (46.5)         37.6        (43.0)      (193.5)        113.3       (132.1)
                                                       ---------     ---------    ---------    ---------     ---------    ---------
(Decrease)/increase in cash and cash equivalents           (11.6)         (0.2)           -         27.8             -         16.0
Effect of foreign exchange rates                            (0.9)            -            -         (6.2)            -         (7.1)
Cash and cash equivalents at start of year                  12.6           0.2          8.6         57.5             -         78.9
                                                       ---------     ---------    ---------    ---------     ---------    ---------
Cash and cash equivalents at end of year                     0.1             -          8.6         79.1             -         87.8
===================================================    =========     =========    =========    =========     =========    =========


Note 33 - Companies Act

     These financial statements do not comprise the Company's statutory accounts within the meaning of section 240 of the Companies Act. Statutory accounts for the years ended December 31, 2000 and 2001 have been, and statutory accounts for the year ended December 31, 2002 will be, delivered to the Registrar of Companies for England and Wales. The auditors' reports on 2000 and 2001 statutory accounts were unqualified. The auditors have not yet reported on the 2002 statutory accounts.

                                                                SCHEDULE II



                 WILLIS GROUP LIMITED AND SUBSIDIARY COMPANIES

                       VALUATION AND QUALIFYING ACCOUNTS


                                                                             Additions
                                                             Balance at     charged to                       Foreign
                                                              beginning      costs and                      exchange     Balance at
Description                                                     of year       expenses     Deductions    differences    end of year
--------------------------------------------------------    -----------    -----------    -----------    -----------    -----------
                                                                                          ($ million)
Year ended December 31, 2002
 Provision for bad and doubtful debts                              24.9            5.2           (1.8)           2.1           30.4
 Deferred tax valuation allowance                                  62.7            1.0              -            7.0           70.7
                                                            -----------    -----------    -----------    -----------    -----------
Year ended December 31, 2001
 Provision for bad and doubtful debts                              23.6            9.8           (8.1)          (0.4)          24.9
 Deferred tax valuation allowance                                  71.3              -           (6.2)          (2.4)          62.7
                                                            -----------    -----------    -----------    -----------    -----------
Year ended December 31, 2000
 Provision for bad and doubtful debts                              24.8            7.9           (7.3)          (1.8)          23.6
 Deferred tax valuation allowance                                 100.4              -          (22.0)          (7.1)          71.3
========================================================    ===========    ===========    ===========    ===========    ===========

                                 CERTIFICATION


I, Joseph J. Plumeri, certify that:

1.  I have reviewed this annual report on Form 20-F of Willis Group Limited;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registration's other certifying officers and I are responsible for establishing and maintaining disclosures controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

    a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

    b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

    c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    d) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

    e) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 31, 2003

                                                 /s/ JOSEPH J. PLUMERI

                                                 Name: Joseph J. Plumeri
                                                 Title: Chairman and Chief
                                                 Executive Officer

                                 CERTIFICATION


I, Thomas Colraine, certify that:

1.  I have reviewed this annual report on Form 20-F of Willis Group Limited;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registration's other certifying officers and I are responsible for establishing and maintaining disclosures controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

    a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

    b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

    c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    d) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

    e) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 31, 2003

                                                 /s/ THOMAS COLRAINE

                                                 Name: Thomas Colraine
                                                 Title: Group Chief Financial
                                                 Officer

                   Printed by St Ives Burrups  B703604/10556
 London  Paris Frankfurt Luxembourg  New York Philadelphia Washington DC  Hong
                                  Kong  Tokyo

                                                                   EXHIBIT 4.10

                                SECOND AMENDMENT
                                     TO THE
                   AMENDED AND RESTATED EMPLOYMENT AGREEMENT

     Second Amendment, dated as of January 1, 2003 to the Amended and Restated Employment Agreement entered into by and between Willis North America Inc. ("Willis US") and Joseph J. Plumeri ("Executive") effective as of March 26, 2001 (the "Employment Agreement")

     WHEREAS, the parties wish to formally amend the Employment Agreement and reflect their mutual agreement and understanding of the modification.

     NOW, THEREFORE, in consideration of the mutual covenants and promises contained herein and for other valuable consideration, receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

     1. Section 1(b)(ii) of the Employment Agreement is hereby amended by the substituting for the words "Fiscal Year 2002" the words "Fiscal Years 2002 and 2003" therein.

     2. All other terms of the Employment Agreement, as amended, not specifically amended or modified by this Second Amendment, shall remain in full force and effect and unaltered by this Second Amendment.

WILLIS  NORTH AMERICA, INC.                             EXECUTIVE

By:     /s/ WILLIAM P. BOWDEN, JR.                 /s/ JOSEPH J. PLUMERI
            ---------------------                      -----------------
            William P. Bowden, Jr.                     Joseph J. Plumeri
Title       General Counsel

-------------------------------------------------------------------------------

                                                                   EXHIBIT 99.1

                CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350
      AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

  In connection with the Annual Report of Willis Group Limited (the "Company") on Form 20-F for the fiscal year ended December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof (the "Report") I, Joseph
J. Plumeri, Chairman and Chief Executive Officer of the Company, pursuant to 18 U.S.C. ss.1350, as adopted pursuant to ss.906 of the Sarbanes-Oxley Act of 2002, certify that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly represents, in all material respects, the financial condition and results of operations of the Company.



                             /s/ JOSEPH J. PLUMERI
                 ----------------------------------------------
                               Joseph J. Plumeri
                     Chairman and Chief Executive Officer

Date: March 31, 2003

  A signed original of this written statement required by Section 906 has been provided to Willis Group Limited and will be retained by Willis Group Limited and furnished to the Securities and Exchange Commission or its staff upon request.

-------------------------------------------------------------------------------

                                                                   EXHIBIT 99.2

                CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350
      AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

  In connection with the Annual Report of Willis Group Limited (the "Company") on Form 20-F for the fiscal year ended December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof (the "Report") I, Thomas Colraine, Group Chief Financial Officer of the Company, pursuant to 18 U.S.C. ss.1350, as adopted pursuant to ss.906 of the Sarbanes-Oxley Act of 2002, certify that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly represents, in all material respects, the financial condition and results of operations of the Company.



                              /s/ THOMAS COLRAINE
                 ----------------------------------------------
                                Thomas Colraine
                         Group Chief Financial Officer

Date: March 31, 2003

  A signed original of this written statement required by Section 906 has been provided to Willis Group Limited and will be retained by Willis Group Limited and furnished to the Securities and Exchange Commission or its staff upon request.

-------------------------------------------------------------------------------